As filed with the Securities and Exchange Commission on August 29, 2017.
Registration No. 333-219438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SIMMONS FIRST NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0407808
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
501 Main Street
Pine Bluff, Arkansas 71601
(870) 541-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601
(870) 541-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Patrick A. Burrow, Executive Vice President, General Counsel and Secretary Simmons First National Corporation 425 W. Capitol Avenue, Suite 1400 Little Rock, Arkansas 72201 (501) 558-3160	Frank M. Conner III Michael P. Reed Covington & Burling LLP One CityCenter 850 Tenth Street N.W. Washington, D.C. 20001 (202) 662-6000
Mark W. Funke President and CEO Southwest Bancorp, Inc. 608 South Main Street Stillwater, Oklahoma 74074 (405) 742-1800	Justin L. Jackson McAfee & Taft A Professional Corporation Two Leadership Square 211 N. Robinson, Suite 1000 Oklahoma City, Oklahoma 73102 (405) 552-2240	Vernon Bryant Chairman and CEO First Texas BHC, Inc. 4100 International Plaza, Suite 900 Fort Worth, Texas 76109 (817) 292-4820	Chet A. Fenimore Derek W. McGee Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 (512) 583-5901

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the mergers described in the enclosed document.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller accelerated filer ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY — SUBJECT TO COMPLETION — DATED AUGUST 29, 2017
JOINT PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Shareholder:
On October 18, 2017, we will hold a special meeting of the shareholders of Simmons First National Corporation, or Simmons, to consider and vote upon two separate proposals to merge with Southwest Bancorp, Inc., or OKSB, and First Texas BHC, Inc., or First Texas. Simmons will be the surviving corporation in the merger with OKSB, which we refer to as the OKSB merger, and in the merger with First Texas, which we refer to as the First Texas merger.
OKSB is headquartered in Stillwater, Oklahoma, and operates 29 full-service banking offices located in Texas, Oklahoma, Kansas and Colorado. In addition, OKSB has a loan production office in Denver, Colorado. OKSB has assets of approximately $2.5 billion. First Texas is headquartered in Fort Worth, Texas, operates 15 banking centers, a trust office and a limited service branch in north Texas, and a loan production office in Austin, Texas, and has assets of approximately $2.2 billion.
The completion of the mergers will constitute Simmons’ initial entry into the Texas, Oklahoma and Colorado banking markets, and will strengthen Simmons’ franchise in Kansas. In addition to providing traditional community banking services to its customers, the OKSB merger will strengthen Simmons’ product offerings in the healthcare and real estate industries, while the First Texas merger will strengthen Simmons’ specialty product offerings in the area of SBA lending and trust services.
Under the terms of the agreement and plan of merger, as amended, with OKSB, which we refer to as the OKSB merger agreement, each share of OKSB common stock (except for shares of OKSB common stock held by OKSB or Simmons and any dissenting shares) will be converted into the right to receive subject to possible adjustment and based on certain assumptions as described elsewhere in this joint proxy statement/prospectus, (1) 0.3903 shares of Simmons common stock, which we refer to as the OKSB stock consideration, and (2) $5.11 in cash, which we refer to as the OKSB cash consideration, and together with the OKSB stock consideration, the OKSB merger consideration. In the aggregate, Simmons expects to issue approximately 7,250,000 shares of common stock and pay approximately $95 million to OKSB shareholders upon completion of the OKSB merger.
Under the terms of the agreement and plan of merger, as amended, with First Texas, which we refer to as the First Texas merger agreement, each share of First Texas common stock (except for shares of First Texas common stock held by First Texas or Simmons and any dissenting shares) will be converted into the right to receive, subject to possible adjustment and based on certain assumptions as described elsewhere in this joint proxy statement/prospectus, (1) [•] shares of Simmons common stock, which we refer to as the First Texas stock consideration, and (2) $[•] in cash, which we refer to as the First Texas cash consideration, and together with the First Texas stock consideration, the First Texas merger consideration. In the aggregate, Simmons will issue 6,500,000 shares of common stock and pay $70 million to First Texas shareholders upon completion of the First Texas merger.
Based upon the closing sales price of Simmons common stock on December 13, 2016, the last trading day prior to the announcement of the OKSB merger, and [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the implied aggregate value of the OKSB merger consideration is approximately $564.3 million, or $30.38 per share of OKSB common stock, and $[•] million, or $[•] per share of OKSB common stock, respectively. Based upon the closing sales price of Simmons common stock on January 20, 2017, the last trading day prior to the announcement of the First Texas merger, and [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus and on certain assumptions as described elsewhere in this joint proxy statement/prospectus, the implied aggregate value of the First Texas merger consideration is approximately $462.0 million, or $56.17 per share of First Texas common stock, and $[•] million, or $[•] per share of First Texas common stock, respectively.
In addition, the OKSB board of directors and the First Texas board of directors may terminate their respective merger agreement if the average closing price of Simmons common stock is below the threshold specified in the applicable merger agreement and below a threshold relative to an index of banking stocks. If either the OKSB board of directors or the First Texas board of directors terminates their respective merger agreement, Simmons may prevent the applicable merger agreement from being terminated by electing to pay additional cash consideration for each share of OKSB common stock or First Texas common stock, as applicable. See “The Merger Agreements — Termination of the Merger Agreements.”

Simmons, OKSB and First Texas will each hold a special meeting of their respective shareholders in connection with the OKSB merger and the First Texas merger. At such special meetings, Simmons, OKSB and First Texas shareholders will be asked to vote to approve the OKSB merger agreement and the First Texas merger agreement, as applicable, and related matters as described in the attached joint proxy statement/prospectus. Approval of the OKSB merger agreement and the First Texas merger agreement by Simmons shareholders requires the affirmative vote of the holders of a majority of votes entitled to be cast.
If the OKSB merger and First Texas merger are both completed, existing Simmons shareholders would own approximately [•]% of Simmons common stock immediately following completion of the mergers, while former OKSB shareholders would own approximately [•]% and former First Texas shareholders would own approximately [•]%. If the OKSB merger is completed, but the First Texas merger is not completed, existing Simmons and OKSB shareholders would own approximately [•]% and [•]%, respectively, of Simmons common stock upon completion of the OKSB merger. If the First Texas merger is completed, but the OKSB merger is not completed, existing Simmons and First Texas shareholders would own approximately [•]% and [•]%, respectively, of Simmons common stock upon completion of the First Texas merger.
Neither the closing of the OKSB merger nor the closing of the First Texas merger is conditioned upon closing of the other merger.
The board of directors of Simmons believes the mergers with OKSB and First Texas, together with the merger with Hardeman County Investment Company, Inc. that was completed on May 15, 2017, are transformative events for Simmons, allowing Simmons to further diversify its market area, strengthen its product offerings and achieve scale, thereby increasing shareholder value for Simmons by providing a broader array of products and services and lending capacity to meet the needs of its customers as they grow.
The special meeting of Simmons shareholders will be held on October 18, 2017, in the Ryburn Community Room of Simmons’ Pine Bluff, Arkansas, headquarters (501 Main St., Pine Bluff, Arkansas, 71601), at 11:00 a.m., local time.
Simmons’ board of directors unanimously recommends that Simmons shareholders vote “FOR” the approval of the OKSB merger agreement, “FOR” the approval of the First Texas merger agreement, “FOR” the increase in the number of directors serving on Simmons board of directors and, if necessary or appropriate, “FOR” the proposals to adjourn the Simmons special meeting for the purpose of soliciting additional proxies in favor of adoption of the OKSB merger agreement or the First Texas merger agreement.
This joint proxy statement/prospectus describes the special meeting of Simmons, the special meeting of OKSB, the special meeting of First Texas, the OKSB merger, the First Texas merger, the documents related to the mergers and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 48, for a discussion of the risks relating to the proposed OKSB merger and the proposed First Texas merger. You also can obtain information about Simmons from documents that it has filed with the Securities and Exchange Commission.
George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the OKSB merger, the First Texas merger, the issuance of the Simmons common stock to be issued in the OKSB merger or the First Texas merger, or the other transactions described in this document or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The securities to be issued in the mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of Simmons, OKSB, or First Texas, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.
The date of this joint proxy statement/prospectus is [•], and it is first being mailed or otherwise delivered to the shareholders of Simmons, OKSB and First Texas on or about [•].

Joint Proxy Statement/Prospectus

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Shareholder:
On October 17, 2017, we will hold a special meeting of the shareholders of Southwest Bancorp, Inc., or OKSB, to vote on a proposal to merge with Simmons First National Corporation, or Simmons. On December 14, 2016, Simmons and OKSB entered into an agreement and plan of merger, as amended, which we refer to as the OKSB merger agreement, that provides for the merger of OKSB with and into Simmons, with Simmons as the surviving corporation, which we refer to as the OKSB merger.
In the OKSB merger, each share of OKSB common stock (except for shares of OKSB common stock held by OKSB or Simmons and any dissenting shares) will be converted into the right to receive, subject to possible adjustment, (1) 0.3903 shares of Simmons common stock, which we refer to as the OKSB stock consideration, and (2) $5.11 in cash, which we refer to as the OKSB cash consideration, and together with the OKSB stock consideration, the OKSB merger consideration. In the aggregate, Simmons expects to issue approximately 7,250,000 shares of common stock and pay approximately $95 million to OKSB shareholders upon completion of the OKSB merger. Although the number of shares of Simmons common stock that OKSB shareholders will receive is fixed, the market value of the OKSB merger consideration will fluctuate with the market price of Simmons common stock and will not be known at the time OKSB shareholders vote on the OKSB merger. Based on the closing sales price of Simmons common stock on December 13, 2016, the last trading day prior to the announcement of the OKSB merger, and [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the implied aggregate value of the OKSB merger consideration is approximately $564.3 million, or $30.38 per share of OKSB common stock, and $[•] million, or $[•] per share of OKSB common stock, respectively. We urge you to obtain current market quotations for Simmons common stock, which is traded on the Nasdaq Global Select Market under the symbol “SFNC.”
In addition to the merger with OKSB, Simmons and First Texas BHC, Inc., or First Texas, have also entered into an agreement and plan of merger, as amended, which we refer to as the First Texas merger agreement, that provides for the combination of First Texas with Simmons, with Simmons as the surviving corporation, which we refer to as the First Texas merger. First Texas is headquartered in Fort Worth, Texas, operates 15 banking centers and three loan production offices in north Texas, and has assets of approximately $2.2 billion. The shareholders of First Texas will receive, subject to possible adjustment and based on certain assumptions as described elsewhere in this joint proxy statement/prospectus, (1) [•] shares of Simmons common stock for each of their shares of First Texas common stock, which we refer to as the First Texas stock consideration, and (2) $[•] in cash, which we refer to as the First Texas cash consideration, and together with the First Texas stock consideration, the First Texas merger consideration. In the aggregate, Simmons will issue 6,500,000 shares of common stock and pay $70 million to First Texas shareholders upon completion of the First Texas merger.
In addition, the OKSB board of directors and the First Texas board of directors may terminate their respective merger agreement if the average closing price of Simmons common stock is below the threshold specified in the applicable merger agreement and below a threshold relative to an index of banking stocks. If either the OKSB board of directors or the First Texas board of directors terminates their respective merger agreement, Simmons may prevent the applicable merger agreement from being terminated by electing to pay additional cash consideration for each share of OKSB common stock or First Texas common stock, as applicable. See “The Merger Agreements — Termination of the Merger Agreements.”

While the shareholders of Simmons and First Texas will need to approve the First Texas merger for it to be consummated, the shareholders of OKSB will not. Information included in this joint proxy statement/prospectus with respect to First Texas and the First Texas merger is provided as information for OKSB shareholders to consider when voting upon the OKSB merger and for ease of reference for Simmons shareholders as they are required to consider and vote upon both the OKSB merger and the First Texas merger.
If the OKSB merger and First Texas merger are both completed, existing Simmons shareholders would own approximately [•]% of Simmons common stock immediately following completion of the mergers, while former OKSB shareholders would own approximately [•]% and former First Texas shareholders would own approximately [•]%. If the OKSB merger is completed, but the First Texas merger is not completed, existing Simmons and OKSB shareholders would own approximately [•]% and [•]%, respectively, of Simmons common stock upon completion of the OKSB merger.
Neither the closing of the OKSB merger nor the closing of the First Texas merger is conditioned upon closing of the other merger.
Simmons and OKSB will each hold a special meeting of their respective shareholders in connection with the OKSB merger. At such special meetings, Simmons and OKSB shareholders will be asked to vote to approve the OKSB merger agreement and related matters as described in the attached joint proxy statement/prospectus. Approval of the OKSB merger agreement by Simmons shareholders requires the affirmative vote of the holders of a majority of votes entitled to be cast, and approval of the OKSB merger agreement by OKSB shareholders requires the affirmative vote of the holders of a majority of the votes entitled to be cast.
At the Simmons special meeting, the Simmons shareholders also will be asked to vote to approve the First Texas merger agreement and related matters as described in the attached joint proxy statement/prospectus. First Texas will also hold a special meeting of its shareholders in connection with the First Texas merger. At such special meeting, First Texas shareholders will be asked to vote to approve the First Texas merger agreement and related matters as described in the attached joint proxy statement/prospectus.
The special meeting of OKSB shareholders will be held on October 17, 2017, at 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, at 10:00 a.m., local time. The special meeting of Simmons shareholders will be held on October 18, 2017, in the Ryburn Community Room of Simmons’ Pine Bluff, Arkansas, headquarters (501 Main St., Pine Bluff, Arkansas, 71601), at 11:00 a.m., local time.
OKSB’s board of directors unanimously recommends that OKSB shareholders vote “FOR” the approval of the OKSB merger agreement, “FOR” the approval, on a non-binding advisory basis, of compensation that may be paid or become payable to OKSB’s named executive officers in connection with the completion of the OKSB merger and, if necessary or appropriate, “FOR” the proposal to adjourn the OKSB special meeting for the purpose of soliciting additional proxies in favor of adoption of the OKSB merger agreement.
This joint proxy statement/prospectus describes the special meeting of Simmons, the special meeting of OKSB, the special meeting of First Texas, the OKSB merger, the First Texas merger, the documents related to the mergers and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 48, for a discussion of the risks relating to the proposed OKSB merger. You also can obtain information about Simmons from documents that it has filed with the Securities and Exchange Commission.
George A. Makris, Jr. Chairman and Chief Executive Officer Simmons First National Corporation	Russell W. Teubner Chairman of the Board Southwest Bancorp, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the OKSB merger, the First Texas merger, the issuance of the Simmons common stock to be issued in the OKSB merger or the First Texas merger, or the other transactions described in this document or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of Simmons, OKSB, or First Texas, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.
The date of this joint proxy statement/prospectus is [•], and it is first being mailed or otherwise delivered to the shareholders of Simmons, OKSB and First Texas on or about [•], 2017.

Joint Proxy Statement/Prospectus

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Shareholder:
On October 17, 2017, we will hold a special meeting of the shareholders of First Texas BHC, Inc., or First Texas, to vote on a proposal to merge with Simmons First National Corporation, or Simmons. On January 23, 2017, Simmons and First Texas entered into an agreement and plan of merger, as amended, which we refer to as the First Texas merger agreement, that provides for the merger of First Texas with and into Simmons, with Simmons as the surviving corporation, which we refer to as the First Texas merger.
In the First Texas merger, each share of First Texas common stock (except for shares of First Texas common stock held by First Texas or Simmons and any dissenting shares) will be converted into the right to receive, subject to possible adjustment and based on certain assumptions as described elsewhere in this joint proxy statement/prospectus, (1) [•] shares of Simmons common stock, which we refer to as the First Texas stock consideration, and (2) $[•] in cash, which we refer to as the First Texas cash consideration, and together with the First Texas stock consideration, the First Texas merger consideration. In the aggregate, Simmons will issue 6,500,000 shares of common stock and pay $70 million to First Texas shareholders upon completion of the First Texas merger. Although the number of shares of Simmons common stock that First Texas shareholders will receive is generally fixed, the market value of the First Texas merger consideration will fluctuate with the market price of Simmons common stock and changes in the number of shares of First Texas common stock and shares of First Texas common stock subject to certain equity awards outstanding immediately prior to the effective time of the First Texas merger and will not be known at the time First Texas shareholders vote on the First Texas merger. Based on the closing sales price of Simmons common stock on January 20, 2017, the last trading day prior to the announcement of the First Texas merger and on certain assumptions as described elsewhere in this joint proxy statement/prospectus, and [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the implied aggregate value of the First Texas merger is approximately $462.0 million, or $56.17 per share of First Texas common stock, and $[•] million, or $[•] per share of First Texas common stock, respectively. We urge you to obtain current market quotations for Simmons common stock, which is traded on the Nasdaq Global Select Market under the symbol “SFNC.”
In addition to the merger with First Texas, Simmons and Southwest Bancorp, Inc., or OKSB, have also entered into an agreement and plan of merger, as amended, which we refer to as the OKSB merger agreement, that provides for the combination of OKSB with Simmons, with Simmons as the surviving corporation, which we refer to as the OKSB merger. OKSB is headquartered in Stillwater, Oklahoma, and operates 29 full-service banking offices in Texas, Oklahoma, Kansas and Colorado. In addition, OKSB has a loan production office in Denver, Colorado. OKSB has assets of approximately $2.5 billion. Each share of OKSB common stock will be converted into the right to receive (1) 0.3903 shares of Simmons common stock, subject to possible adjustment, which we refer to as the OKSB stock consideration, and (2) $5.11 in cash, subject to possible adjustment, which we refer to as the OKSB cash consideration, and together with the OKSB stock consideration, the OKSB merger consideration. In the aggregate, Simmons expects to issue approximately 7,250,000 shares of common stock and pay approximately $95 million to OKSB shareholders upon completion of the OKSB merger.
In addition, the OKSB board of directors and the First Texas board of directors may terminate their respective merger agreement if the average closing price of Simmons common stock is below the threshold specified in the applicable merger agreement and below a threshold relative to an index of banking stocks. If either the OKSB board of directors or the First Texas board of directors terminates their respective merger agreement, Simmons may prevent the applicable merger agreement from being terminated by electing to pay additional cash consideration for each share of OKSB common stock or First Texas common stock, as applicable. See “The Merger Agreements — Termination of the Merger Agreements.”
While the shareholders of Simmons and OKSB will need to approve the OKSB merger for it to be consummated, the shareholders of First Texas will not. Information included in this joint proxy statement/prospectus with respect to OKSB and the OKSB merger is provided as information for First Texas shareholders to consider when voting upon the First Texas merger and for ease of reference for Simmons shareholders as they are required to consider and vote upon both the First Texas merger and the OKSB merger.
If the First Texas merger and OKSB merger are both completed, existing Simmons shareholders would own approximately [•]% of Simmons common stock immediately following completion of the mergers, while former First Texas shareholders would own approximately [•]% and former OKSB shareholders would own approximately [•]%. If the First Texas merger is completed, but the OKSB merger is not completed, existing Simmons and First Texas shareholders would own approximately [•]% and [•]%, respectively, of Simmons common stock upon completion of the First Texas merger.
Neither the closing of the First Texas merger nor the closing of the OKSB merger is conditioned upon closing of the other merger.
Simmons and First Texas will each hold a special meeting of their respective shareholders in connection with the First Texas merger. At such special meetings, Simmons and First Texas shareholders will be asked to vote to approve the First Texas merger agreement and related matters as described in the attached joint proxy statement/prospectus. Approval of the First Texas merger agreement by Simmons shareholders requires the affirmative vote of the holders of a majority of votes entitled to be cast, and approval of the First Texas merger agreement by First Texas shareholders requires the affirmative vote of the holders of two-thirds of the outstanding shares of First Texas common stock entitled to vote at such meeting.
At the Simmons special meeting, the Simmons shareholders also will be asked to vote to approve the OKSB merger agreement and related matters as described in the attached joint proxy statement/prospectus. OKSB will also hold a special meeting of its shareholders in connection with the OKSB merger. At such special meeting, OKSB shareholders will be asked to vote to approve the OKSB merger agreement and related matters as described in the attached joint proxy statement/prospectus.
The special meeting of First Texas shareholders will be held on October 17, 2017, at Shady Oaks Country Club located at 320 Roaring Springs Road, Fort Worth, Texas 76114, at 4:00 p.m., local time. The special meeting of Simmons shareholders will be held on October 18, 2017, in the Ryburn Community Room of Simmons’ Pine Bluff, Arkansas, headquarters (501 Main St., Pine Bluff, Arkansas, 71601), at 11:00 a.m., local time.
First Texas’ board of directors unanimously recommends that First Texas shareholders vote “FOR” the approval of the First Texas merger agreement and, if necessary or appropriate, “FOR” the proposal to adjourn the First Texas special meeting for the purpose of soliciting additional proxies in favor of adoption of the First Texas merger agreement.
This joint proxy statement/prospectus describes the special meeting of Simmons, the special meeting of First Texas, the special meeting of OKSB, the First Texas merger, the OKSB merger, the documents related to the mergers and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 48, for a discussion of the risks relating to the proposed First Texas merger. You also can obtain information about Simmons from documents that it has filed with the Securities and Exchange Commission.
George A. Makris, Jr. Chairman and Chief Executive Officer Simmons First National Corporation	Vernon Bryant Chairman and Chief Executive Officer First Texas BHC, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the First Texas merger, the OKSB merger, the issuance of the Simmons common stock to be issued in the First Texas merger or the OKSB merger, or the other transactions described in this document or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The securities to be issued in the mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of Simmons, First Texas, or OKSB, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.
The date of this joint proxy statement/prospectus is [•], and it is first being mailed or otherwise delivered to the shareholders of Simmons, First Texas and OKSB on or about [•].

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about Simmons and OKSB from documents filed with the U.S. Securities and Exchange Commission, or the SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Simmons or OKSB at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents concerning Simmons, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting Simmons at the following address:
Simmons First National Corporation
501 Main Street
P.O. Box 7009
Pine Bluff, Arkansas 71601
Attention: Patrick A. Burrow
Telephone: (870) 541-1000
You may also request copies of these documents concerning OKSB, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting OKSB at the following address:
Southwest Bancorp, Inc.
6301 Waterford Blvd., Suite 400,
Oklahoma City, Oklahoma 73118,
Attention: Rusty LaForge
Telephone: (405) 427-4052
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that Simmons shareholders requesting documents must do so by October 11, 2017 in order to receive them before the Simmons special meeting, OKSB shareholders requesting documents must do so by October 10, 2017 in order to receive them before the OKSB special meeting, and First Texas shareholders requesting documents must do so by October 10, 2017 in order to receive them before the First Texas special meeting.
You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [•], 2017, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Simmons shareholders, OKSB shareholders, or First Texas shareholders nor the issuance by Simmons of shares of Simmons common stock in connection with the mergers will create any implication to the contrary. See “Where You Can Find More Information” for more details.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Simmons has been provided by Simmons, information contained in this document regarding OKSB has been provided by OKSB, and information contained in this document regarding First Texas has been provided by First Texas.

NOTICE OF SPECIAL MEETING OF
SIMMONS FIRST NATIONAL CORPORATION SHAREHOLDERS
TO BE HELD ON OCTOBER 18, 2017
To the Shareholders of Simmons First National Corporation:
Simmons First National Corporation, or Simmons, will hold a special meeting of shareholders at 11:00 a.m., local time, on October 18, 2017, in the Ryburn Community Room of Simmons’ Pine Bluff, Arkansas, headquarters (501 Main St., Pine Bluff, Arkansas, 71601), to consider and vote upon the following matters:
•
a proposal to approve the Agreement and Plan of Merger, dated as of December 14, 2016, as amended on July 19, 2017, by and between Simmons and Southwest Bancorp, Inc., or OKSB, pursuant to which OKSB will merge with and into Simmons, as more fully described in the attached joint proxy statement/prospectus, which we refer to as the OKSB merger proposal;

•
a proposal to approve the Agreement and Plan of Merger, dated as of January 23, 2017, as amended on July 19, 2017, by and between Simmons and First Texas BHC, Inc., or First Texas, pursuant to which First Texas will merge with and into Simmons, as more fully described in the attached joint proxy statement/prospectus, which we refer to as the First Texas merger proposal;

•
a proposal to approve an increase in the size of the Simmons board of directors from 14 to 16 members, which we refer to as the Simmons director proposal;

•
a proposal to adjourn the Simmons special meeting, if necessary or appropriate, to solicit additional proxies in favor of the OKSB merger proposal, which we refer to as the Simmons/OKSB adjournment proposal; and

•
a proposal to adjourn the Simmons special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Texas merger proposal, which we refer to as the Simmons/First Texas adjournment proposal.

We have fixed the close of business on September 8, 2017 as the record date for the Simmons special meeting. Only Simmons shareholders of record at that time are entitled to notice of, and to vote at, the Simmons special meeting, or any adjournment or postponement of the Simmons special meeting. Approval of each of the OKSB merger proposal and the First Texas merger proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast on each proposal. Approval of each of the Simmons director proposal, the Simmons/OKSB adjournment proposal and the Simmons/First Texas adjournment proposal requires the affirmative vote of holders of a majority of shares cast on each proposal.
Simmons’ board of directors has unanimously adopted the OKSB merger agreement and the First Texas merger agreement, has determined that the agreements and the transactions contemplated thereby, including the mergers, are in the best interests of Simmons and its shareholders, and unanimously recommends that Simmons shareholders vote “FOR” the OKSB merger proposal, “FOR” the First Texas merger proposal, “FOR” the Simmons director proposal and “FOR” the Simmons/OKSB adjournment proposal, if necessary or appropriate, and “FOR” the Simmons/First Texas adjournment proposal, if necessary or appropriate.
Your vote is very important. We cannot complete the OKSB merger and the First Texas merger unless Simmons’ shareholders approve the OKSB merger proposal and the First Texas merger proposal, respectively.
Regardless of whether you plan to attend the Simmons special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Simmons, please vote as promptly as possible by (1) accessing the internet site listed on your proxy card, (2) calling the toll-free number listed on your proxy card, or (3) completing, signing, dating and returning your proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.
Under Arkansas law, Simmons shareholders who do not vote in favor of the OKSB merger proposal or the First Texas merger proposal and follow certain procedural steps will be entitled to dissenters’ rights. See “Questions and Answers — Are Simmons shareholders entitled to dissenters’ rights?”

The enclosed joint proxy statement/prospectus provides a detailed description of the special meetings, the mergers, the documents related to the mergers and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Simmons common stock, please contact Patrick A. Burrow, Corporate Secretary, at 501 Main Street, P.O. Box 7009, Pine Bluff, Arkansas 71611, or at (870) 541-1000.
BY ORDER OF THE BOARD OF DIRECTORS,
George A. Makris, Jr.
Chairman and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF
SOUTHWEST BANCORP, INC. SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2017
To the Shareholders of Southwest Bancorp, Inc.:
Southwest Bancorp, Inc., or OKSB, will hold a special meeting of shareholders at 10:00 a.m., local time, on October 17, 2017, at 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, to consider and vote upon the following matters:
•
a proposal to approve the Agreement and Plan of Merger, dated as of December 14, 2016, as amended on July 19, 2017, by and between Simmons First National Corporation, or Simmons, and OKSB, pursuant to which OKSB will merge with and into Simmons, as more fully described in the attached joint proxy statement/prospectus, which we refer to as the OKSB merger proposal;

•
a proposal to approve, on a non-binding advisory basis, compensation that may be paid or become payable to OKSB’s named executive officers in connection with the completion of the OKSB merger, which we refer to as the OKSB compensation proposal; and

•
a proposal to adjourn the OKSB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the OKSB merger proposal, which we refer to as the OKSB adjournment proposal.

We have fixed the close of business on September 8, 2017, as the record date for the OKSB special meeting. Only OKSB shareholders of record at that time are entitled to notice of, and to vote at, the OKSB special meeting, or any adjournment or postponement of the OKSB special meeting. Approval of the OKSB merger proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast on the proposal. Approval of the OKSB compensation proposal and the OKSB adjournment proposal requires the affirmative vote of holders of a majority of shares present or represented and entitled to vote at the OKSB special meeting.
OKSB’s board of directors has unanimously adopted the OKSB merger agreement, has determined that the OKSB merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of OKSB and its shareholders, and unanimously recommends that OKSB shareholders vote “FOR” the OKSB merger proposal, “FOR” the OKSB compensation proposal and “FOR” the OKSB adjournment proposal, if necessary or appropriate.
Your vote is very important. We cannot complete the OKSB merger unless OKSB’s shareholders approve the OKSB merger proposal.
Regardless of whether you plan to attend the OKSB special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of OKSB, please vote as promptly as possible by (1) accessing the internet site listed on your proxy card, (2) calling the toll-free number listed on your proxy card, or (3) completing, signing, dating and returning your proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.
Under Oklahoma law, OKSB shareholders who do not vote in favor of the OKSB merger proposal and follow certain procedural steps will be entitled to dissenters’ rights. See “Questions and Answers — Are OKSB shareholders entitled to dissenters’ rights?”
The enclosed joint proxy statement/prospectus provides a detailed description of the special meetings, the mergers, the documents related to the mergers and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of OKSB common stock, please contact Rusty LaForge, Corporate Secretary, at 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, or at (405) 427-4052.
BY ORDER OF THE BOARD OF DIRECTORS,
Russell W. Teubner
Chairman of the Board

NOTICE OF SPECIAL MEETING OF
FIRST TEXAS BHC, INC. SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2017
To the Shareholders of First Texas BHC, Inc.:
First Texas BHC, Inc., or First Texas, will hold a special meeting of shareholders at 4:00 p.m., local time, on October 17, 2017, at Shady Oaks Country Club located at 320 Roaring Springs Road, Fort Worth, Texas 76114, to consider and vote upon the following matters:
•
a proposal to approve the Agreement and Plan of Merger, dated as of January 23, 2017, as amended on July 19, 2017, by and between Simmons First National Corporation and First Texas, pursuant to which First Texas will merge with and into Simmons, as more fully described in the attached joint proxy statement/prospectus, which we refer to as the First Texas merger proposal; and

•
a proposal to adjourn the First Texas special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Texas merger proposal, which we refer to as the First Texas adjournment proposal.

We have fixed the close of business on September 8, 2017 as the record date for the First Texas special meeting. Only First Texas shareholders of record at that time are entitled to notice of, and to vote at, the First Texas special meeting, or any adjournment or postponement of the First Texas special meeting. Approval of the First Texas merger proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of First Texas common stock entitled to vote at the First Texas special meeting. Approval of the First Texas adjournment proposal requires the affirmative vote of holders of a majority of shares of common stock represented at the First Texas special meeting.
First Texas’ board of directors has adopted the First Texas merger agreement, has determined that the First Texas merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of First Texas and its shareholders, and unanimously recommends that First Texas shareholders vote “FOR” the First Texas merger proposal and “FOR” the First Texas adjournment proposal, if necessary or appropriate.
Your vote is very important. We cannot complete the First Texas merger unless First Texas’ shareholders approve the First Texas merger proposal.
Regardless of whether you plan to attend the First Texas special meeting, please vote as soon as possible by completing, signing, dating and returning your proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.
Under Texas law, First Texas shareholders who do not vote in favor of the merger proposal and follow certain procedural steps will be entitled to dissenters’ rights. See “Questions and Answers — Are First Texas shareholders entitled to dissenters’ rights?”
The enclosed joint proxy statement/prospectus provides a detailed description of the special meetings, the mergers, the documents related to the mergers and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of First Texas common stock, please contact Lisanne Davidson, Corporate Secretary, at 2200 West 7th Street, Suite 104, Fort Worth, Texas 76107 (overnight delivery), or P.O. Box 962020, Fort Worth, Texas 76162-2020 (regular mail) or at (817) 292-4820.
BY ORDER OF THE BOARD OF DIRECTORS,
Vernon Bryant
Chairman and Chief Executive Officer

i

Annex Index
Annex A:	OKSB Agreement and Plan of Merger, as amended
Annex B:	First Texas Agreement and Plan of Merger, as amended
Annex C:	Opinion of Mercer Capital to Simmons Board of Directors for the OKSB Merger
Annex D:	Opinion of Mercer Capital to Simmons Board of Directors for the First Texas Merger
Annex E:	Opinion of Keefe, Bruyette & Woods, Inc. to OKSB Board of Directors
Annex F:	Opinion of Stephens Inc. to First Texas Board of Directors
Annex G:	Arkansas Code Annotated Sections 4-27-1301 Et. Seq. — Dissenters’ Rights for Simmons
Annex H:	Section 1091 of the OGCA — Dissenters’ Rights for OKSB
Annex I:	Sections 10.351 through 10.368 of the TBOC — Dissenters’ Rights for First Texas
Annex J:	Consolidated Historical Financial Statements for First Texas and Related Management’s Discussion and Analysis of Financial Condition and Results of Operations

QUESTIONS AND ANSWERS
The following are some questions that you may have about the OKSB merger or the First Texas merger, which we collectively refer to as the mergers, and the Simmons, OKSB or First Texas special meetings, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers and the Simmons, OKSB or First Texas special meetings. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”
Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Simmons” refer to Simmons First National Corporation, an Arkansas corporation, and its subsidiaries, references to “OKSB” refer to Southwest Bancorp, Inc., an Oklahoma corporation, and its subsidiaries, and references to “First Texas” refer to First Texas BHC, Inc., a Texas corporation, and its subsidiaries.
It is important to note that the amount of First Texas merger consideration may increase or decrease due to changes in the price of Simmons common stock or the number of (i) shares of First Texas common stock outstanding, (ii) shares of First Texas common stock subject to First Texas options, and (iii) shares of First Texas common stock subject to stock appreciation rights granted by First Texas under a First Texas stock plan, outstanding after the date hereof. The price of Simmons common stock or the number of (i) shares of First Texas common stock outstanding, (ii) shares of First Texas common stock subject to First Texas options, and (iii) shares of First Texas common stock subject to stock appreciation rights granted by First Texas under a First Texas stock plan, for purposes of calculating the First Texas merger consideration will not be known until immediately prior to the effective time of the First Texas merger. As a result, the First Texas merger consideration shown throughout this joint proxy statement/prospectus is for illustrative purposes only based on the assumptions described herein.
Q:
What are the mergers?

A:
Simmons and OKSB have entered into an Agreement and Plan of Merger, dated as of December 14, 2016, as amended on July 19, 2017, which we refer to as the OKSB merger agreement, and Simmons and First Texas have entered into an Agreement and Plan of Merger, dated as of January 23, 2017, as amended on July 19, 2017, which we refer to as the First Texas merger agreement, and collectively we refer to the OKSB merger agreement and the First Texas merger agreement as the merger agreements. Under the OKSB merger agreement, OKSB will be merged with and into Simmons, with Simmons continuing as the surviving corporation, and under the First Texas merger agreement, First Texas will be merged with and into Simmons, with Simmons continuing as the surviving corporation. Copies of the OKSB merger agreement and the First Texas merger agreement are included in this joint proxy statement/prospectus as Annex A and Annex B, respectively.

The mergers cannot be completed unless, among other things, the Simmons shareholders, OKSB shareholders and First Texas shareholders approve their respective proposals to approve the merger agreements.
Q:
Is the consummation of one merger conditioned on the consummation of the other merger?

A:
No. The OKSB merger may be consummated regardless of whether the First Texas merger is consummated and the First Texas merger may be consummated regardless of whether the OKSB merger is consummated.

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
We are delivering this document to you because it is a joint proxy statement being used by the Simmons, OKSB and First Texas boards of directors to solicit proxies of their respective shareholders in connection with approval of the mergers and related matters.

In order to approve the mergers and related matters, Simmons, OKSB and First Texas have each called a special meeting of their shareholders, which we refer to as the Simmons special meeting, the OKSB special meeting and the First Texas special meeting, respectively. This document serves as a proxy statement for the Simmons special meeting, the OKSB special meeting and the First Texas special meeting and describes the proposals to be presented at the meetings.

This document is also a prospectus that is being delivered to OKSB shareholders and First Texas shareholders because Simmons is offering shares of its common stock to OKSB shareholders and First Texas shareholders as partial consideration for the OKSB merger and First Texas merger, respectively.
This joint proxy statement/prospectus contains important information about the mergers and the other proposals being voted on at the meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.
Q:
In addition to the OKSB merger proposal and First Texas merger proposal, what else are Simmons shareholders being asked to vote on?

A:
In addition to the two merger proposals, Simmons is soliciting proxies from its shareholders with respect to (1) a proposal to increase the size of the Simmons board of directors, (2) a proposal to adjourn the Simmons special meeting, if necessary or appropriate, to solicit additional proxies in favor of the OKSB merger proposal, which we refer to as the Simmons/OKSB adjournment proposal, and (3) a proposal to adjourn the Simmons special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Texas merger proposal, which we refer to as the Simmons/First Texas adjournment proposal.

Completion of the OKSB merger and the First Texas merger are not conditioned upon approval of any of the Simmons director proposal, Simmons/OKSB adjournment proposal or the Simmons/First Texas adjournment proposal. Simmons expects that the Simmons/OKSB adjournment proposal and the Simmons/First Texas adjournment proposal will not be brought before the Simmons special meeting if there are sufficient votes to approve the OKSB merger proposal and the First Texas merger proposal, respectively.
Q:
In addition to the OKSB merger proposal, what else are OKSB shareholders being asked to vote on?

A:
In addition to the OKSB merger proposal, OKSB is soliciting proxies from its shareholders with respect to (i) a proposal to approve, on a non-binding advisory basis, compensation that may be paid or become payable to OKSB’s named executive officers in connection with the completion of the OKSB merger and (ii) a proposal to adjourn the OKSB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the OKSB merger proposal, which we refer to as the OKSB adjournment proposal.

Completion of the OKSB merger is not conditioned upon approval of the OKSB compensation proposal or the OKSB adjournment proposal. OKSB expects that the OKSB adjournment proposal will not be brought before the OKSB special meeting if there are sufficient votes to approve the OKSB merger proposal.
Q:
In addition to the First Texas merger proposal, what else are First Texas shareholders being asked to vote on?

A:
In addition to the First Texas merger proposal, First Texas is soliciting proxies from its shareholders with respect to a proposal to adjourn the First Texas special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Texas merger proposal, which we refer to as the First Texas adjournment proposal.

Completion of the First Texas merger is not conditioned upon approval of the First Texas adjournment proposal. First Texas expects that the First Texas adjournment proposal will not be brought before the First Texas special meeting if there are sufficient votes to approve the First Texas merger proposal.
Q:
What will OKSB shareholders receive in the merger?

A:
If the OKSB merger is completed, each share of OKSB common stock will be converted into the right to receive, subject to possible adjustment, (1) 0.3903 shares of Simmons common stock, which we refer to as the OKSB stock consideration, and (2) $5.11 in cash, which we refer to as the OKSB cash consideration, and together with the OKSB stock consideration, the OKSB merger consideration, for each share of OKSB common stock held immediately prior to the OKSB merger. Simmons will not issue any fractional shares of Simmons common stock in the OKSB merger. OKSB shareholders who would otherwise be entitled to a fractional share of Simmons common stock upon the completion of the OKSB merger will instead receive an amount in cash equal to the product of the average closing price of Simmons common stock as reported on the Nasdaq Global Select Market for the 20 consecutive trading days ending on the 10th day before the date on which the OKSB merger is completed, times the fraction of a share of Simmons common stock to which the OKSB shareholder otherwise would be entitled.
If the number of shares of OKSB common stock outstanding (including shares of OKSB restricted stock) increases or decreases prior to the effective time of the OKSB merger, then the OKSB merger consideration will be equitably and proportionately adjusted, if necessary and without duplication, to fully effect such change. We refer to the number of shares of Simmons common stock to be issued for each share of OKSB common stock, as adjusted, as the OKSB exchange ratio. In addition, if the OKSB board of directors exercises its right to terminate the OKSB merger agreement due to the decrease in the average closing price of Simmons common stock below $39.66 and relative to an index of banking stocks, Simmons may prevent the OKSB merger agreement from being terminated by electing to pay additional cash consideration for each share of OKSB common stock and no termination will occur. See “The Merger Agreements — Termination of the Merger Agreements.”
Q:
What will First Texas shareholders receive in the merger?

A:
If the First Texas merger is completed, each share of First Texas common stock will be converted into the right to receive, subject to possible adjustment and based on certain assumptions described below, (1) [•] shares of Simmons common stock, which we refer to as the First Texas stock consideration, and (2) $[•] in cash, which we refer to as the First Texas cash consideration, and together with the First Texas stock consideration, the First Texas merger consideration, for each share of First Texas common stock held immediately prior to the First Texas merger. The amount of the First Texas merger consideration described above is based on the following assumptions: (1) immediately prior to the effective time of the First Texas merger, there are (a) [•] shares of First Texas common stock outstanding, (b) [•] shares of First Texas common stock subject to First Texas options outstanding, and (c) [•] shares of First Texas common stock subject to First Texas SARs outstanding, and (2) the average closing price per share of Simmons common stock at the closing of the First Texas merger is $[•], which is the closing sales price of Simmons common stock on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. Since we will not know the actual amounts reflected in these assumptions until immediately prior to the effective time of the First Texas merger, the amount of First Texas stock consideration and First Texas cash consideration actually received by First Texas shareholders may be different than the amounts described herein. We refer to the OKSB merger consideration and the First Texas merger consideration collectively as the merger consideration. Simmons will not issue any fractional shares of Simmons common stock in the First Texas merger. First Texas shareholders who would otherwise be entitled to a fractional share of Simmons common stock upon the completion of the merger will instead receive an amount in cash equal to the product of the average closing price of Simmons common stock as reported on the Nasdaq Global Select Market for the 20 consecutive trading days ending on the 10th day before the date on which the First Texas merger is completed, times the fraction of a share of Simmons common stock to which the First Texas shareholder otherwise would be entitled.

If the number of shares of First Texas common stock outstanding (including shares of First Texas common stock subject to First Texas equity award agreements) increases or decreases prior to the effective time of the First Texas merger other than as permitted under the terms of the First Texas merger agreement, then the First Texas merger consideration will be equitably and proportionately adjusted, if necessary and without duplication, to fully effect such change, but in no event will Simmons issue more than 6,500,000 shares of Simmons common stock or pay aggregate cash consideration in excess of  $70 million in the First Texas merger. We refer to the number of shares of Simmons common stock to be issued for each of share of First Texas common stock, as adjusted, as the First Texas exchange ratio. In addition, if the First Texas board of directors exercises its right to terminate the First Texas merger agreement due to the decrease in the average closing price of Simmons common stock below $39.98 and relative to an index of banking stocks, Simmons may prevent the First Texas merger agreement from being terminated by electing to pay additional cash consideration for each share of First Texas common stock. See “The Merger Agreements — Termination of the Merger Agreements.”
Q:
What will Simmons shareholders receive in the mergers?

A:
If either or both of the mergers are completed, Simmons shareholders will not receive any merger consideration and will continue to hold the number of shares of Simmons common stock that they currently hold. Following the mergers, shares of Simmons common stock will continue to be traded on the Nasdaq Global Select Market under the symbol “SFNC.”

Q:
How will the OKSB merger affect OKSB equity awards?

A:
OKSB Restricted Stock

Each outstanding share of OKSB restricted stock will vest at the effective time of the OKSB merger and will be converted automatically into the right to receive the OKSB merger consideration in the same manner as unrestricted shares of OKSB common stock. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to OKSB restricted stock as it is required to deduct and withhold under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, or any provisions of federal, state, local or foreign tax law.
OKSB Employee Stock Purchase Plan
Each outstanding share of OKSB common stock held in the OKSB Employee Stock Purchase Plan will be converted into the right to receive the OKSB merger consideration in the same manner as other shares of OKSB common stock.
Q:
How will the First Texas merger affect First Texas equity awards?

A:
First Texas Stock Options

Each option, whether vested or unvested, to purchase shares of First Texas common stock outstanding immediately prior to the effective time of the First Texas merger will be cancelled and converted into the right to receive a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the exercise price of such option. Any such option with an exercise price per share that equals or exceeds the amount set forth in (1) will be cancelled at the effective time of the merger with no consideration paid to the option holder. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas stock options as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
First Texas Restricted Stock Units
Each outstanding unit in respect of First Texas common stock that is subject to vesting, repurchase or lapse restriction, which we refer to as First Texas RSUs, will fully vest at the effective time of the First Texas merger and will be cancelled and converted automatically into the right to receive the First Texas merger consideration on the same basis as all other shares of First Texas common stock and treating the First Texas RSUs as if they were shares of First Texas common stock for such purposes. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas RSUs as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
First Texas Stock Appreciation Rights
Each outstanding stock appreciation right granted by First Texas under a First Texas stock plan, which we refer to as First Texas SARs, will fully vest and be cancelled and converted automatically into the right to receive from Simmons a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the initial value of the First Texas SAR as of the grant date set forth in the applicable award agreement.
First Texas Employee Stock Ownership Plan
The total number of shares of First Texas common stock held in the First Texas and Subsidiaries Employee Stock Ownership Plan, which we refer to as the First Texas ESOP, that are not allocated to participants as of the effective time of the merger, which we refer to as the First Texas Unallocated ESOP shares, will be cancelled and Simmons will pay to the trustee of the First Texas ESOP an aggregate cash payment equal to the sum of  (1) the cash equivalent of the First Texas stock consideration and (2) the product of the First Texas Unallocated ESOP shares and First Texas cash consideration. The shares of First Texas common stock that are allocated in the First Texas ESOP will be converted automatically into the right to receive the First Texas merger consideration and the First Texas merger consideration will be distributed by the trustee to participants in accordance with their allocations.
Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the mergers are completed?

A:
Because the number of shares of Simmons common stock that both OKSB and First Texas shareholders will receive for each share of OKSB common stock and First Texas common stock, respectively, is fixed (subject, in each case, to possible adjustment), the value of the merger consideration in each merger will fluctuate between the date of this joint proxy statement/prospectus and the completion of the mergers based upon the market value for Simmons common stock. Any fluctuation in the market price of Simmons common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Simmons common stock that both OKSB and First Texas shareholders will receive, subject to any additional cash payment made by Simmons in connection with the exercise of its right to pay additional cash consideration in the event the trading price of its common stock falls below the amount referenced in the applicable merger agreement and underperforms an index of banking companies by more than 20% over a designated measurement period. In addition, the market price of Simmons common stock will impact the amounts paid for the First Texas stock options, the First Texas SARs and the First Texas unallocated ESOP shares, which will then affect the amount of First Texas merger consideration.

Q:
How does Simmons’ board of directors recommend that Simmons shareholders vote at the Simmons special meeting?

A:
Simmons’ board of directors unanimously recommends that Simmons shareholders vote “FOR” the OKSB merger proposal, “FOR” the First Texas merger proposal, “FOR” the Simmons director proposal, “FOR” the Simmons/OKSB adjournment proposal, if necessary or appropriate, and “FOR” the Simmons/First Texas adjournment proposal, if necessary or appropriate.

Q:
How does OKSB’s board of directors recommend that OKSB shareholders vote at the OKSB special meeting?

A:
OKSB’s board of directors unanimously recommends that OKSB shareholders vote “FOR” the OKSB merger proposal, “FOR” the OKSB compensation proposal and “FOR” the OKSB adjournment proposal, if necessary or appropriate.

Q:
How does First Texas’ board of directors recommend that First Texas shareholders vote at the First Texas special meeting?

A:
First Texas’ board of directors unanimously recommends that First Texas shareholders vote “FOR” the First Texas merger proposal and “FOR” the First Texas adjournment proposal, if necessary or appropriate.

Q:
When and where are the meetings?

A:
The Simmons special meeting will be held in the Ryburn Community Room of Simmons’ Pine Bluff, Arkansas, headquarters (501 Main St., Pine Bluff, Arkansas, 71601) on October 18, 2017, at 11:00 a.m., local time.

The OKSB special meeting will be held at 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118 on October 17, 2017, at 10:00 a.m., local time.
The First Texas special meeting will be held at Shady Oaks Country Club located at 320 Roaring Springs Road, Fort Worth, Texas 76114 on October 17, 2017, at 4:00 p.m., local time.
Q:
What do I need to do now?

A:
After you have carefully read this joint proxy statement/prospectus in its entirety and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, if you are a Simmons shareholder or an OKSB shareholder, you may vote through the internet or by telephone. Information and applicable deadlines for voting by internet or by telephone are set forth in the enclosed proxy card instructions. If you are a Simmons shareholder or an OKSB shareholder, you are encouraged to vote through the internet or by telephone. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at the special meetings will need to obtain a legal proxy from the institution that holds their shares.

Q:
What constitutes a quorum for the Simmons special meeting?

A:
The presence at the Simmons special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Simmons common stock entitled to vote at the Simmons special meeting will constitute a quorum.

Q:
What constitutes a quorum for the OKSB special meeting?

A:
The presence at the OKSB special meeting, in person or by proxy, of holders of a majority of the outstanding shares of OKSB common stock entitled to vote at the OKSB special meeting will constitute a quorum.

Q:
What constitutes a quorum for the First Texas special meeting?

A:
The presence at the First Texas special meeting, in person or by proxy, of holders of a majority of the outstanding shares of First Texas common stock entitled to vote at the First Texas special meeting will constitute a quorum.

Q:
What is the vote required to approve each proposal at the Simmons special meeting?

A:
OKSB and First Texas merger proposals:

Standard:   Approval of the OKSB merger proposal and the First Texas merger proposal require the affirmative vote of holders of a majority of the shares of Simmons common stock outstanding and entitled to vote on each proposal.
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the Simmons special meeting, or are a “street name” holder and fail to instruct your bank or broker with respect to either of the merger proposals, it will have the same effect as a vote “AGAINST” the applicable merger proposal.
Simmons director proposal Simmons/OKSB and Simmons/First Texas adjournment proposals:
Standard:   Approval of each of the Simmons director proposal, the Simmons/OKSB adjournment proposal and the Simmons/First Texas adjournment proposal requires the affirmative vote of holders of a majority of shares of Simmons common stock cast on such proposal. A quorum is required for the vote on the Simmons director proposal but is not required for a vote on either of the adjournment proposals.
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the Simmons special meeting, or are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the Simmons director proposal, the Simmons/OKSB adjournment proposal or the Simmons/First Texas adjournment proposal, it will have no effect on the respective proposals.

Q:
What is the vote required to approve each proposal at the OKSB special meeting?

A:
OKSB merger proposal:

Standard:   Approval of the OKSB merger proposal requires the affirmative vote of holders of a majority of the shares of the OKSB common stock outstanding entitled to vote on the proposal.
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the OKSB special meeting, or are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the OKSB merger proposal, it will have the same effect as a vote “AGAINST” the proposal.
OKSB compensation proposal:
Standard:   Approval of the OKSB compensation proposal requires the affirmative vote of holders of a majority of shares present or represented and entitled to vote at the OKSB special meeting.
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the OKSB compensation proposal. If you fail to either submit a proxy card or vote by telephone or the internet or in person at the OKSB special meeting, or are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the OKSB compensation proposal, it will have no effect on the proposal.
OKSB adjournment proposal:
Standard:   Approval of the OKSB adjournment proposal requires the affirmative vote of holders of a majority of shares present or represented and entitled to vote at the OKSB special meeting. A quorum is not required for a vote on the OKSB adjournment proposal.
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the OKSB adjournment proposal. If you fail to either submit a proxy card or vote by telephone or the internet or in person at the OKSB special meeting, or if you are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the OKSB adjournment proposal, it will have no effect on the proposal.
Q:
What is the vote required to approve each proposal at the First Texas special meeting?

A:
First Texas merger proposal:

Standard:   Approval of the First Texas merger proposal requires the affirmative vote of holders of at least two-thirds of the shares of First Texas common stock outstanding and entitled to vote thereon.
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote in person at the First Texas special meeting, or are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the First Texas merger proposal, it will have the same effect as a vote “AGAINST” the proposal.
First Texas adjournment proposal:
Standard:   Approval of the First Texas adjournment proposal requires the affirmative vote of holders of a majority of shares present or represented and entitled to vote at the First Texas special meeting. A quorum is not required for a vote on the First Texas adjournment proposal.
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the First Texas adjournment proposal. If you fail to either submit a proxy card or vote in person at the First Texas special meeting, or if you are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the First Texas adjournment proposal, it will have no effect on the proposal.
Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for Simmons, OKSB or First Texas to obtain the necessary quorum to hold their special meetings. In addition, your failure to submit a proxy or vote in person, failure to vote by telephone or the internet for Simmons or OKSB shareholders, or failure to instruct your bank or broker how to vote if you hold your shares in “street name,” or abstention will have the same effect as a vote “AGAINST” approval of the merger agreements. The merger agreements must be approved by the affirmative vote of holders of a majority of the shares entitled to vote by Simmons shareholders on both merger agreements, the affirmative vote of holders of a majority of the shares entitled to vote by OKSB shareholders on the OKSB merger agreement and the affirmative vote of holders of at least two-thirds of the shares entitled to vote by First Texas shareholders on the First Texas merger agreement. The Simmons board of directors unanimously recommends that you vote “FOR” both merger proposals, and the OKSB board of directors and the First Texas board of directors each unanimously recommend that you vote “FOR” the OKSB merger proposal and “FOR” the First Texas merger proposal, respectively.
Q:
If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:
No. Your bank or broker cannot vote your shares without instructions from you, and if you fail to provide instructions to your bank or broker it will have the effect of a vote against the OKSB merger proposal and the First Texas merger proposal, as applicable. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:
How do I vote if I own shares through the Simmons First National Corporation 401(k) Plan, or the Simmons 401(k) Plan?

A:
You will be given the opportunity to instruct the trustee of the Simmons 401(k) Plan how to vote the shares that you hold in your account. To the extent that you do not timely give such instructions, your shares will not be voted.

Q:
How do I vote if I own shares through the First Texas ESOP?

A:
You will be given the opportunity to instruct the independent trustee of the First Texas ESOP how to vote the shares that you hold in your account. To the extent that you do not timely give such instructions, your shares will not be voted.

Q:
Can I attend the special meeting and vote my shares in person?

A:
Yes. All shareholders of Simmons, OKSB and First Texas, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective meetings. Holders of record of Simmons, OKSB and First Texas common stock can vote in person at the Simmons special meeting, OKSB special meeting and First Texas special meeting, respectively. Holders of record of Simmons common stock and OKSB common stock can also vote by telephone or the internet. If you are not a shareholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the meetings. If you plan to attend your meeting, you must hold your shares in your own name or bring a letter from the record holder of your shares confirming your ownership and a valid photo identification with you in order to be admitted. A copy or printout of a brokerage statement will not be sufficient without a signed letter from the bank, broker or other nominee through which you beneficially own shares. Simmons, OKSB and First Texas reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:
Can I change my vote?

A:
Simmons shareholders:   Yes. If you are a holder of record of Simmons common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Simmons’ corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting by telephone or the internet at a later time. Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Simmons after the vote will not affect the vote. Simmons’ corporate secretary’s mailing address is: Corporate Secretary, Simmons First National Corporation, 501 Main Street, P.O. Box 7009, Pine Bluff, Arkansas 71611. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your voting instructions.
OKSB shareholders:   Yes. If you are a holder of record of OKSB common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to OKSB’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting by telephone or the internet at a later time. Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by OKSB after the vote will not affect the vote. OKSB’s corporate secretary’s mailing address is: Corporate Secretary, Southwest Bancorp, Inc., 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your voting instructions.
First Texas shareholders:   Yes. If you are a holder of record of First Texas common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to First Texas’ corporate secretary, or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by First Texas after the vote will not affect the vote. First Texas’ corporate secretary’s mailing address is: Lisanne Davidson, Corporate Secretary, First Texas BHC, Inc., 2200 West 7th Street, Suite 104, Fort Worth, Texas 76107 (overnight delivery) or P.O. Box 962020, Fort Worth, Texas 76162-2020 (regular mail). If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.
Q:
What are the U.S. federal income tax consequences of the mergers to OKSB shareholders and First Texas shareholders?

A:
The respective obligations of Simmons, OKSB and First Texas to complete the mergers are conditioned upon, each of Simmons, OKSB and First Texas receiving a legal opinion from Covington & Burling LLP to the effect that the OKSB merger and the First Texas merger, as applicable, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Simmons, OKSB and First Texas will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. Neither Simmons, OKSB nor First Texas currently intends to waive this condition to the consummation of the OKSB merger or the First Texas merger, as applicable. If any party waives this condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to OKSB shareholders or First Texas shareholders have materially changed, Simmons and OKSB or First Texas, as applicable, will recirculate appropriate soliciting materials to resolicit the votes of OKSB shareholders or First Texas shareholders. As a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, holders of OKSB common stock and First Texas common stock will not generally recognize any loss, but will generally recognize gain, if any, equal to the lesser of  (1) the excess, if any, of the sum of the cash received and the fair market value of the Simmons common stock received pursuant to the merger over that holder’s adjusted tax basis in his or her shares of OKSB or First Texas common stock surrendered, and (2) the amount of cash consideration received by that holder pursuant to the OKSB merger or First Texas merger, respectively.

For further information, see “United States Federal Income Tax Consequences of the Mergers.”
The U.S. federal income tax consequences described above may not apply to all holders of OKSB common stock or First Texas common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.
Q:
Are Simmons shareholders entitled to dissenters’ rights?

A:
Yes. Simmons shareholders who do not vote in favor of either the OKSB merger proposal or the First Texas merger proposal and follow certain procedural steps will be entitled to dissenters’ rights under

Subchapter 13 of the Arkansas Business Corporation Act, or ABCA, provided they take the steps required to perfect their rights thereunder. For further information, see “The Mergers — Simmons Shareholders Dissenters’ Rights in the OKSB Merger and First Texas Merger.” In addition, a copy of Subchapter 13 of the ABCA is attached as Annex G to this joint proxy statement/prospectus.
Q:
Are OKSB shareholders entitled to dissenters’ rights?

A:
Yes. OKSB shareholders who do not vote in favor of the OKSB merger proposal and follow certain procedural steps to perfect their rights will be entitled to dissenters’ rights under Section 1091 of the Oklahoma General Corporation Act, or the OGCA. For further information, see “The OKSB Merger — Dissenters’ Rights in the OKSB Merger.” In addition, a copy of Section 1091 of the OGCA is attached as Annex H to this joint proxy statement/prospectus.

Q:
Are First Texas shareholders entitled to dissenters’ rights?

A:
Yes. First Texas shareholders who do not vote in favor of the First Texas merger proposal and follow certain procedural steps will be entitled to dissenters’ rights under Sections 10.351 through 10.368 of the Texas Business Organizations Code, or the TBOC, provided they take the steps required to perfect their rights thereunder. For further information, see “The First Texas Merger — Dissenters’ Rights in the First Texas Merger.” In addition, a copy of Sections 10.351 through 10.368 of the TBOC is attached as Annex I to this joint proxy statement/prospectus.

Q:
If I am an OKSB or a First Texas shareholder, should I send in my OKSB or First Texas stock certificates now?

A:
No. OKSB or First Texas shareholders SHOULD NOT send in any stock certificates now. If either or both of the mergers occur, an exchange agent will send you instructions under separate cover for exchanging OKSB or First Texas stock certificates for the applicable merger consideration and the stock certificates should be sent at that time in accordance with those instructions. See “The Merger Agreements — Conversion of Shares; Exchange of Certificates.”

Q:
What should I do if I hold my shares of OKSB common stock or First Texas common stock in book-entry form?

A:
If either or both of the mergers occur, you are not required to take any special additional action to receive the merger consideration if your shares of OKSB common stock or First Texas common stock are held in book-entry form. After the completion of the applicable merger, shares of OKSB common stock or First Texas common stock held in book-entry form will be exchanged automatically for the applicable merger consideration, including shares of Simmons common stock in book-entry form, the cash consideration and any cash to be paid in exchange for fractional shares in the applicable merger

Q:
Whom may I contact if I cannot locate my OKSB stock certificate(s)?

A:
If you are unable to locate your original OKSB stock certificate(s), you should contact OKSB’s corporate secretary, Rusty LaForge, at (405) 427-4052.

Q:
Whom may I contact if I cannot locate my First Texas stock certificate(s)?

A:
If you are unable to locate your original First Texas stock certificate(s), you should contact First Texas’ corporate secretary, Lisanne Davidson, at (817) 292-4820.

Q:
What should I do if I receive more than one set of voting materials?

A:
Simmons shareholders, OKSB shareholders and First Texas shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Simmons and/or OKSB and/or First Texas common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Simmons common stock, OKSB common stock or First Texas common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of Simmons common stock and OKSB common stock or First Texas common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of common stock that you own in any of the three companies.
Q:
When do you expect to complete the mergers?

A:
Each of Simmons, OKSB and First Texas expect to complete the applicable merger in the fourth quarter of 2017. However, Simmons, OKSB and First Texas cannot assure you of when or if the applicable merger will be completed. Simmons, OKSB and First Texas must first obtain the approval of Simmons shareholders, OKSB shareholders and First Texas shareholders for the applicable merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:
What happens if the mergers are not completed?

A:
If the mergers are not completed, holders of OKSB common stock or First Texas common stock, as applicable, will not receive any merger consideration for their shares in connection with the applicable merger. Instead, OKSB or First Texas or both will remain an independent company. In addition, if either or both of the merger agreements are terminated in certain circumstances, a termination fee may be required to be paid to Simmons by either OKSB or First Texas. See “The Merger Agreements — Termination Fees” for a discussion of the circumstances under which termination fees will be required to be paid.

Q:
Whom should I call with questions?

A:
Simmons shareholders:   If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Simmons common stock, please contact Investor Relations at (870) 541-1243, or Simmons’ proxy solicitor, Eagle Rock Proxy Advisors, at the following address or telephone number: 12 Commerce Drive, Cranford, New Jersey 07016 or (888) 859-0692.

OKSB shareholders:   If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of OKSB common stock, please contact Rusty LaForge, at the following address or telephone number: 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118 or (405) 427-4052, or OKSB’s proxy solicitor, Morrow Sodali LLC, at the following address or telephone number: 470 West Avenue, Stanford, Connecticut 06902 or (203) 658-9400.
First Texas shareholders:   If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of First Texas common stock, please contact Lisanne Davidson at the following address or telephone number: 2200 West 7th Street, Suite 104, Fort Worth, Texas 76107 (overnight delivery) or P.O. Box 962020, Fort Worth, Texas 76162-2020 (regular mail) or (817) 292-4820.

SUMMARY
This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. See “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.
The Companies (pages 70, 71 and 72)
Simmons
Simmons is a financial holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Simmons is headquartered in Pine Bluff, Arkansas and as of June 30, 2017, had total assets of  $9.07 billion, total net loans of  $6.18 billion, total deposits of  $7.10 billion and shareholders’ equity of  $1.23 billion. Simmons conducts its banking operations through 159 branches or financial centers located in communities in Arkansas, Kansas, Missouri and Tennessee. Simmons common stock is traded on the Nasdaq Global Select Market under the symbol “SFNC.” Simmons’ principal executive offices are located at 501 Main Street, Pine Bluff, Arkansas 71601, and its telephone number is (870) 541-1000. Simmons also has corporate offices in Little Rock, Arkansas.
Additional information about Simmons and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”
OKSB
OKSB is a financial holding company registered under the BHC Act. OKSB is headquartered in Oklahoma and as of June 30, 2017, had, on a consolidated basis, total assets of  $2.6 billion, total loans of $1.9 billion, total deposits of  $2.0 billion and shareholders’ equity of  $295.5 million. Through OKSB’s wholly owned subsidiary bank, Bank SNB, an Oklahoma state-chartered bank, which we refer to as OKSB Bank, OKSB conducts a wide range of commercial and personal banking activities. OKSB’s common stock is traded on the Nasdaq Global Select Market under the symbol “OKSB.” OKSB’s principal executive offices are located at 608 South Main Street, Stillwater, Oklahoma 74074, and its telephone number is (405) 742-1800.
Additional information about OKSB and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”
First Texas
First Texas is a Texas corporation and bank holding company, headquartered in Fort Worth, Texas. Through First Texas’ wholly owned subsidiary bank, Southwest Bank, a Texas state member bank, which we refer to as First Texas Bank, First Texas offers a broad range of financial services through a network of 15 full-service banking offices in Fort Worth, Arlington, Dallas, Saginaw, Burleson, Grapevine and Mansfield, Texas. First Texas also operates a limited service branch in Fort Worth, a trust office in Dallas, a loan production office in Austin, Texas from which it primarily originates mortgage loans and two mobile branches in Fort Worth. First Texas’ principal executive offices are located at 4100 International Plaza, Suite 900, Fort Worth, Texas 76109, and its telephone number at that location is (817) 292-4820.
Additional information about First Texas and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”
In the Mergers, both OKSB Shareholders and First Texas Shareholders Will Receive Shares of Simmons Common Stock and Cash (page 144)
Simmons and OKSB, and Simmons and First Texas are respectively proposing strategic mergers. If the OKSB merger is completed, OKSB shareholders will receive, subject to possible adjustment, 0.3903 shares of Simmons common stock plus $5.11 in cash for each share of OKSB common stock they hold immediately prior to the merger. If the First Texas merger is completed, First Texas shareholders will receive, subject to possible adjustment, [•] shares of Simmons common stock plus $[•] in cash for each share of First Texas they hold immediately prior to the merger, subject to an aggregate consideration limit of 6,500,000 shares of Simmons common stock and $70 million in cash and based on the following assumptions: (1) immediately prior to the effective time of the First Texas merger, there are (a) [•] shares of First Texas common stock outstanding, (b) [•] shares of First Texas common stock subject to First Texas options outstanding, and (c) [•] shares of First Texas common stock subject to First Texas SARs outstanding, and (2) the average closing price per share of Simmons common stock at the closing of the First Texas merger is $[•], which is the closing sales price of Simmons common stock on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. Since we will not know the actual amounts reflected in these assumptions until immediately prior to the effective time of the First Texas merger, the amount of First Texas stock consideration and First Texas cash consideration actually received by First Texas shareholders may be different than the amounts described herein. Simmons will not issue any fractional shares of Simmons common stock in the mergers. Instead, OKSB shareholders and First Texas shareholders who would otherwise be entitled to a fraction of a share of Simmons common stock upon the completion of the applicable merger will instead receive, for the fraction of a share, an amount in cash based on the average recent trading prices of Simmons common stock as further discussed in this joint proxy statement/prospectus.
Simmons common stock is listed on the Nasdaq Global Select Market under the symbol “SFNC.” The following tables show the closing sale prices of Simmons common stock as reported on the Nasdaq Global Select Market on December 13, 2016, the last full trading day before the public announcement of the OKSB merger agreement, January 20, 2017, the last full trading day before the public announcement of the First Texas merger agreement, and on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. These tables also show (1) the implied value of the OKSB stock consideration payable for each share of OKSB common stock, which we calculated by multiplying the closing price of Simmons common stock on those dates by the exchange ratio of 0.3903, (2) the implied value of the First Texas stock consideration payable for each share of First Texas common stock, which we calculated by multiplying the closing price of Simmons common stock on those dates by the exchange ratio of  [•], which will fluctuate due to changes in the number of shares of First Texas common stock outstanding and the number of shares of First Texas common stock subject to First Texas options and First Texas SARs as further discussed in this joint proxy statement/prospectus, (3) the OKSB cash consideration payable for each share of OKSB common stock, which will remain a fixed amount regardless of any change in the market value of the OKSB stock consideration, (4) the First Texas cash consideration payable for each share of First Texas common stock, which will fluctuate due to changes in the market price of Simmons common stock and changes in the number of shares of First Texas common stock outstanding and the number of shares of First Texas common stock subject to First Texas options and First Texas SARs as further discussed in this joint proxy statement/prospectus, and (5) the implied value of the OKSB merger consideration and the First Texas merger consideration for each share of OKSB common stock and First Texas common stock on those dates.
OKSB common stock is listed on the Nasdaq Global Select Market under the symbol “OKSB.” On December 13, 2016, the last full trading day before the public announcement of the OKSB merger agreement, the closing sales price of OKSB common stock as reported on the Nasdaq Global Select Market was $24.30. On [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sales price of OKSB common stock as reported on the Nasdaq Global Select Market was $[•].
There is no established public trading market for First Texas common stock. In addition, because there have been no recent private sales of First Texas common stock of which Simmons or First Texas are aware, no recent price data regarding First Texas common stock is available.

	Simmons Common Stock (Nasdaq: SFNC)		Implied Value of Stock Consideration for Each Share of OKSB Common Stock		Cash Consideration for Each Share of OKSB Common Stock		Implied Value of Merger Consideration for Each Share of OKSB Common Stock
December 13, 2016		$64.75		$25.27		$5.11		$30.38
[•], 2017	$	[•]	$	[•]	$	[•]	$	[•]
	Simmons Common Stock (Nasdaq: SFNC)		Implied Value of Stock Consideration for Each Share of First Texas Common Stock		Cash Consideration for Each Share of First Texas Common Stock		Implied Value of Merger Consideration for Each Share of First Texas Common Stock
January 20, 2017		$60.30		$49.84		$6.33		$56.17
[•], 2017	$	[•]	$	[•]	$	[•]	$	[•]
The merger agreements govern the mergers. The OKSB merger agreement and the First Texas merger agreement are included in this joint proxy statement/prospectus as Annex A and Annex B, respectively. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the mergers are qualified by reference to the respective merger agreements. Please read the applicable merger agreement carefully for a more complete understanding of the applicable merger.
Simmons’ Board of Directors Unanimously Recommends that Simmons Shareholders Vote “FOR” the OKSB Merger Proposal, the First Texas Merger Proposal, the Simmons Director Proposal and any Other Proposal Presented at Simmons’ Special Meeting (page 58 )
Simmons’ board of directors has determined that the mergers, the merger agreements and the transactions contemplated by each of the merger agreements are in the best interests of Simmons and its shareholders and has unanimously approved and adopted the merger agreements. Simmons’ board of directors unanimously recommends that Simmons shareholders vote “FOR” the OKSB merger proposal, “FOR” the First Texas merger proposal, “FOR” the Simmons director proposal and “FOR,” if necessary or appropriate, each of the Simmons/OKSB adjournment proposal and the Simmons/First Texas adjournment proposal. For the factors considered by Simmons’ board of directors in reaching its decision to approve and adopt the merger agreements, see “The OKSB Merger — Simmons’ Reasons for the OKSB Merger; Recommendation of Simmons’ Board of Directors” and “The First Texas Merger — Simmons’ Reasons for the First Texas Merger; Recommendation of Simmons’ Board of Directors.”
OKSB’s Board of Directors Unanimously Recommends that OKSB Shareholders Vote “FOR” the OKSB Merger Proposal, the OKSB compensation proposal and any Other Proposal Presented at the OKSB Special Meeting (page 62)
OKSB’s board of directors has determined that the OKSB merger, the OKSB merger agreement and the transactions contemplated by the OKSB merger agreement are in the best interests of OKSB and its shareholders and has unanimously approved and adopted the OKSB merger agreement. OKSB’s board of directors unanimously recommends that OKSB shareholders vote “FOR” the OKSB merger proposal, “FOR” the OKSB compensation proposal and “FOR,” if necessary or appropriate, the OKSB adjournment proposal. For the factors considered by OKSB’s board of directors in reaching its decision to approve and adopt the OKSB merger agreement, see “The OKSB Merger — OKSB’s Reasons for the Merger; Recommendation of OKSB’s Board of Directors.”
First Texas’ Board of Directors Unanimously Recommends that First Texas Shareholders Vote “FOR” the First Texas Merger Proposal and any Other Proposal Presented at the First Texas Special Meeting (page 66)
First Texas’ board of directors has determined that the First Texas merger, the First Texas merger agreement and the transactions contemplated by the First Texas merger agreement are in the best interests of First Texas and its shareholders and has approved and adopted the First Texas merger agreement. First Texas’ board of directors unanimously recommends that First Texas shareholders vote “FOR” the First Texas merger proposal and “FOR,” if necessary or appropriate, the First Texas adjournment proposal. For the factors considered by First Texas’ board of directors in reaching its decision to approve and adopt the First Texas merger agreement, see “The First Texas Merger — First Texas’ Reasons for the Merger; Recommendation of First Texas’ Board of Directors.”
Opinion of Simmons’ Financial Advisor (pages 98 and 126 and Annexes C and D)
OKSB Merger.   In connection with the OKSB merger, Mercer Capital, Simmons’ financial advisor, which we refer to as Mercer, delivered to Simmons’ board of directors a written opinion, dated December 14, 2016, as to the fairness to Simmons, from a financial point of view and as of the date of the opinion, of the OKSB merger consideration provided for in the OKSB merger agreement. The full text of Mercer’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus. Mercer’s written opinion is addressed to the Simmons board of directors, is directed only to the OKSB merger consideration in the OKSB merger agreement and does not constitute a recommendation to any Simmons shareholder as to how such shareholder should vote with respect to the OKSB merger or any other matter.
First Texas Merger.   In connection with the First Texas merger, Mercer, Simmons’ financial advisor, delivered to Simmons’ board of directors a written opinion, dated January 23, 2017, as to the fairness to Simmons, from a financial point of view and as of the date of the opinion, of the First Texas merger consideration provided for in the First Texas merger agreement. The full text of Mercer’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus. Mercer’s written opinion is addressed to the Simmons board of directors, is directed only to the First Texas merger consideration in the First Texas merger agreement and does not constitute a recommendation to any Simmons shareholder as to how such shareholder should vote with respect to the First Texas merger or any other matter.
For further information, see “The OKSB Merger — Opinion of Simmons’ Financial Advisor” and “The First Texas Merger — Opinion of Simmons’ Financial Advisor.”
Opinion of OKSB’s Financial Advisor (page 84 and Annex E)
In connection with the OKSB merger, OKSB’s financial advisor, Keefe, Bruyette & Woods, Inc., or KBW, delivered an opinion, dated December 14, 2016, to the OKSB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of OKSB common stock of the OKSB merger consideration in the proposed OKSB merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex E to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the OKSB board of directors (in its capacity as such) in connection with its consideration of the financial terms of the OKSB merger. The opinion did not address the underlying business decision of OKSB to engage in the OKSB merger or enter into the OKSB merger agreement or constitute a recommendation to the OKSB board of directors in connection with the OKSB merger, and it does not constitute a recommendation to any holder of OKSB common stock or any shareholder of any other entity as to how to vote in connection with the OKSB merger or any other matter.
For further information, see “The OKSB Merger — Opinion of OKSB’s Financial Advisor.”
Opinion of First Texas’ Financial Advisor (page 118 and Annex F)
In connection with the First Texas merger, Stephens Inc., First Texas’ financial advisor, which we refer to as Stephens, delivered to the First Texas board of directors a written opinion, dated January 23, 2017, as to the fairness, from a financial point of view, of the First Texas merger consideration provided for in the First Texas merger agreement. The full text of Stephens’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex F to this joint proxy statement/prospectus. Stephens’ written opinion is addressed to the First Texas board of directors, is directed only to the First Texas merger consideration in the First Texas merger agreement and does not constitute a recommendation to any First Texas shareholder as to how such shareholder should vote with respect to the First Texas merger or any other matter.
For further information, see “The First Texas Merger — Opinion of First Texas’ Financial Advisor.”
What Holders of OKSB Restricted Stock Will Receive (page 145)
At the effective time of the OKSB merger, each share of OKSB restricted stock issued and outstanding immediately prior to the effective time of the OKSB merger will be converted automatically into the right to receive OKSB merger consideration in the same manner as unrestricted shares of OKSB common stock. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to OKSB restricted stock as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
What Holders of OKSB Common Stock in OKSB Employee Stock Purchase Plan Will Receive (page 146)
At the effective time of the OKSB merger, each share of OKSB common stock issued and outstanding immediately prior to the effective time of the OKSB merger held in the OKSB Employee Stock Purchase Plan will be converted into the right to receive OKSB merger consideration in the same manner as other shares of OKSB common stock.
What Holders of First Texas Stock Options Will Receive (page 145)
Each option, whether vested or unvested, to purchase shares of First Texas common stock outstanding immediately prior to the effective time of the First Texas merger will be cancelled and converted into the right to receive a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the exercise price of such option. Any such option with an exercise price per share that equals or exceeds the amount set forth in clause (1) above will be cancelled at the effective time of the merger with no consideration paid to the option holder. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas stock options as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
What Holders of First Texas RSUs Will Receive (page 145)
Each outstanding First Texas RSU will fully vest at the effective time of the First Texas merger and will be cancelled and converted automatically into the right to receive the First Texas merger consideration on the same basis as shares of First Texas common stock. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas RSUs as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
What Holders of First Texas SARs Will Receive (page 146)
Each outstanding First Texas SARs will fully vest and be cancelled and converted automatically into the right to receive from Simmons a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the initial value of the First Texas SAR as of the grant date set forth in the applicable award agreement.
What Will Happen to the First Texas ESOP Shares (page 146)
The First Texas Unallocated ESOP shares will be cancelled and Simmons will pay to the trustee of the First Texas ESOP an aggregate cash payment equal to the sum of  (1) the cash equivalent of the First Texas stock consideration and (2) the product of the First Texas Unallocated ESOP shares and First Texas cash consideration. The shares of First Texas common stock that are allocated in the First Texas ESOP will be converted automatically into the right to receive the First Texas merger consideration and the First Texas merger consideration will be distributed by the trustee to participants in accordance with their allocations. Cash received with respect to Unallocated ESOP shares will be used to repay the outstanding balance of a loan to the ESOP, and any remaining proceeds will be distributed by the trustee to participants in accordance with their allocations.
Support Agreements (page 160)
Concurrently with execution of the merger agreements, OKSB’s directors, First Texas’ directors and certain of First Texas’ officers entered into support and non-solicitation agreements, which we refer to as the OKSB support agreements and First Texas support agreements, respectively, solely in his or her capacity as a shareholder to vote his or her shares in favor of the OKSB merger proposal and First Texas merger proposal, as applicable, and against certain competing acquisition proposals or other actions that would frustrate the purposes of, prevent or materially delay completion of the OKSB merger or First Texas merger, as applicable, as well as certain other restrictions with respect to the voting and transfer of such person’s shares of OKSB common stock and First Texas common stock, as applicable.
As of the record date, the OKSB directors party to these support agreements owned and were entitled to vote approximately [•] shares of OKSB common stock, representing approximately [•]% of the total shares of OKSB common stock outstanding on that date.
As of the record date, the First Texas directors and officers party to these support agreements owned and were entitled to vote approximately [•] shares of First Texas common stock, representing approximately [•]% of the total shares of First Texas common stock outstanding on that date.
Simmons Will Hold its Special Meeting on October 18, 2017 (page 58)
The special meeting of Simmons shareholders will be held on October 18, 2017, at 11:00 a.m. local time, in the Ryburn Community Room of Simmons’ Pine Bluff, Arkansas, headquarters (501 Main St., Pine Bluff, Arkansas, 71601). At the special meeting, Simmons shareholders will be asked to:
•
approve the OKSB merger proposal;

•
approve the First Texas merger proposal;

•
approve the Simmons director proposal;

•
approve the Simmons/OKSB adjournment proposal, if necessary or appropriate; and

•
approve the Simmons/First Texas adjournment proposal, if necessary or appropriate.

Only holders of record of Simmons common stock at the close of business on September 8, 2017, which we refer to as the Simmons record date, will be entitled to vote at the Simmons special meeting. Each share of Simmons common stock is entitled to one vote on each proposal to be considered at the Simmons special meeting. As of the Simmons record date, there were [•] Simmons shares of Simmons common stock entitled to vote at the Simmons special meeting. As of the Simmons record date, the directors and executive officers of Simmons and their affiliates beneficially owned and were entitled to vote approximately [•] shares of Simmons common stock representing approximately [•]% of the shares of Simmons common stock outstanding on that date.
To approve the OKSB merger proposal, a majority of the shares of Simmons common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. To approve the First Texas merger proposal, a majority of the shares of Simmons common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. To approve each of the Simmons director proposal, the Simmons/OKSB adjournment proposal and the Simmons/First Texas adjournment proposal, a majority of the shares of Simmons common stock voted on each proposal must be cast in favor of such proposal. A quorum is required for the vote on the Simmons director proposal but is not required for a vote on either of the adjournment proposals.
If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the Simmons special meeting, or you hold your shares in “street name” and fail to instruct your bank or broker how to vote with respect to the OKSB merger proposal or the First Texas merger proposal, it will have the same effect as a vote “AGAINST” the merger proposals. If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the Simmons special meeting, or you hold your shares in “street name” and fail to instruct your bank or broker how to vote with respect to the Simmons director proposal, the Simmons/OKSB adjournment proposal or the Simmons/First Texas adjournment proposal, it will have no effect on such proposals.
OKSB Will Hold its Special Meeting on October 17, 2017 (page 62)
The special meeting of OKSB shareholders will be held on October 17, 2017, at 10:00 a.m. local time, at 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118. At the OKSB special meeting, OKSB shareholders will be asked to:
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approve the OKSB merger proposal;

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approve, on a non-binding advisory basis, the OKSB compensation proposal; and

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approve the OKSB adjournment proposal, if necessary or appropriate.

Only holders of record of OKSB common stock at the close of business on September 8, 2017, which we refer to as the OKSB record date, will be entitled to vote at the OKSB special meeting. Each share of OKSB common stock is entitled to one vote on each proposal to be considered at the OKSB special meeting. As of the OKSB record date, there were [•] shares of OKSB common stock entitled to vote at the OKSB special meeting. As of the OKSB record date, the directors and executive officers of OKSB and their affiliates beneficially owned and were entitled to vote approximately [•] shares of OKSB common stock representing approximately [•]% of the shares of OKSB common stock outstanding on that date. As of the record date, the OKSB directors party to OKSB support agreements owned and were entitled to vote approximately [•] shares of OKSB common stock, representing approximately [•]% of the total shares of OKSB common stock outstanding on that date.
To approve the OKSB merger proposal, a majority of the shares of OKSB common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. To approve the OKSB compensation proposal, a majority of the shares of OKSB common stock present or represented and entitled to vote at the OKSB special meeting must be voted in favor of such proposal. To approve the OKSB adjournment proposal, a majority of the shares of OKSB common stock present or represented and entitled to vote at the special meeting must be voted in favor of the proposal. A quorum is not required for a vote on the OKSB adjournment proposal.
If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the OKSB special meeting, or you hold your shares in “street name” and fail to instruct your bank or broker how to vote with respect to the OKSB merger proposal, it will have the same effect as a vote “AGAINST” the OKSB merger proposal. If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the OKSB compensation proposal or the OKSB adjournment proposal. If you fail to either submit a proxy card or vote by telephone or the internet or in person at the OKSB special meeting, or you hold your shares in “street name” and fail to instruct your bank or broker how to vote with respect to the OKSB compensation proposal or the OKSB adjournment proposal, it will have no effect on such proposals.
First Texas Will Hold its Special Meeting on October 17, 2017 (page 66)
The special meeting of First Texas shareholders will be held on October 17, 2017, at 4:00 p.m. local time, at Shady Oaks Country Club located at 320 Roaring Springs Road, Fort Worth, Texas 76114. At the First Texas special meeting, First Texas shareholders will be asked to:
•
approve the First Texas merger proposal; and

•
approve the First Texas adjournment proposal, if necessary or appropriate.

Only holders of record of First Texas common stock at the close of business on September 8, 2017, which we refer to as the First Texas record date, will be entitled to vote at the First Texas special meeting. Each share of First Texas common stock is entitled to one vote on each proposal to be considered at the First Texas special meeting. As of the First Texas record date, there were [•] shares of First Texas common stock entitled to vote at the First Texas special meeting. As of the First Texas record date, the directors and executive officers of First Texas and their affiliates beneficially owned and were entitled to vote approximately [•] shares of First Texas common stock representing approximately [•]% of the shares of First Texas common stock outstanding on that date. As of the record date, the First Texas directors and officers that are parties to First Texas support agreements owned and were entitled to vote approximately [•] shares of First Texas common stock, representing approximately [•]% of the total shares of First Texas common stock outstanding on that date.
To approve the First Texas merger proposal, at least two-thirds of the shares of First Texas common stock that are outstanding and entitled to vote thereon must be voted in favor of such proposal. To approve the First Texas adjournment proposal, a majority of the shares of First Texas common stock present or represented and entitled to vote at the special meeting must be voted in favor of the proposal. A quorum is not required for a vote on the First Texas adjournment proposal.
If you mark “ABSTAIN” on your proxy card, or hold your shares in “street name” and fail to submit either a proxy card or vote in person at the First Texas special meeting or fail to instruct your bank or broker how to vote with respect to the First Texas merger proposal, it will have the same effect as a vote “AGAINST” the First Texas merger proposal. If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the First Texas adjournment proposal. If you fail to either submit a proxy card or vote in person, or you hold your shares in “street name” and fail to instruct your bank or broker how to vote with respect to the First Texas adjournment proposal, it will have no effect on the proposal.
Material United States Federal Income Tax Consequences of the Mergers (page 167)
As a condition to the respective obligations of Simmons, OKSB and First Texas, each of Simmons, OKSB and First Texas shall receive an opinion from Covington & Burling LLP to the effect that the respective merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Simmons, OKSB nor First Texas currently intends to waive this condition to the consummation of the OKSB merger or the First Texas merger, as applicable. If any party waives this condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to OKSB shareholders or First Texas shareholders have materially changed, Simmons and OKSB or First Texas, as applicable, will recirculate appropriate soliciting materials to resolicit the votes of OKSB shareholders or First Texas shareholders. As a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, holders of OKSB common stock and First Texas common stock will not generally recognize any loss, but will generally recognize gain, if any, equal to the lesser of  (1) the excess, if any, of the sum of the cash received and the fair market value of the Simmons common stock received pursuant to the merger over that holder’s adjusted tax basis in his or her shares of OKSB or First Texas common stock surrendered, and (2) the amount of cash consideration received by that holder pursuant to the OKSB merger or First Texas merger, respectively.
The U.S. federal income tax consequences described above may not apply to all holders of OKSB common stock and First Texas common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the mergers to you.
Interests of OKSB’s Directors and Executive Officers in the OKSB Merger (page 106)
OKSB shareholders should be aware that some of OKSB’s directors and executive officers have interests in the OKSB merger and have arrangements that are different from, or in addition to, those of OKSB shareholders generally. OKSB’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the OKSB merger agreement, and in recommending that OKSB shareholders vote in favor of approving the OKSB merger agreement.

OKSB has entered into employment agreements with Mark Funke and Joe Shockley, its president and chief executive officer and chief financial officer, respectively, and change of control agreements with its other executive officers, which obligate OKSB to pay certain severance benefits to such OKSB executive officers in the event of termination without cause or resignation under certain circumstances constituting an effective termination within 24 months following a change of control, such as the OKSB merger. Furthermore, pursuant to the terms of the restricted stock award agreements between OKSB and the OKSB executive officers, all unvested shares of OKSB restricted stock granted to the OKSB executive officers will vest immediately upon a change of control, such as the OKSB merger.
It is expected that following the completion of the OKSB merger, Mark W. Funke, currently the president and chief executive officer of OKSB and OKSB Bank, will become an officer of Simmons Bank after consummation of the merger of OKSB Bank with and into Simmons Bank. It is a condition to Simmons’ obligation to consummate the OKSB merger that Simmons and Mr. Funke enter into a new employment arrangement that is satisfactory to Simmons, and that Mr. Funke and OKSB terminate his existing employment agreement. It is also expected that Russell W. Teubner, currently a member of the OKSB board of directors, will join the Simmons board of directors after consummation of the OKSB merger if the Simmons director proposal is approved. While there are no other employment or other agreements being offered to employees or directors of OKSB, most of the officers and other employees of OKSB expect to be retained after the OKSB merger, and such employees will then participate in the employee benefit plans of Simmons and receive credit for prior service.
Finally, Simmons has agreed to maintain a policy of directors’ and officers’ liability insurance coverage for the benefit of OKSB’s directors and officers for six years following completion of the OKSB merger as long as the premium to be paid is not more than 200% of the current annual premium paid by OKSB for such insurance.
For a more complete description of these interests, see “The OKSB Merger — Interests of OKSB’s Directors and Executive Officers in the OKSB Merger.”
Interests of First Texas’ Directors and Executive Officers in the First Texas Merger (page 133)
First Texas shareholders should be aware that some of First Texas’ directors and executive officers have interests in the First Texas merger and have arrangements that are different from, or in addition to, those of First Texas shareholders generally. First Texas’ board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the First Texas merger agreement, and in recommending that First Texas shareholders vote in favor of approving the First Texas merger agreement.
It is expected that Tom Purvis, currently a member of the First Texas board of directors, will join the Simmons board of directors after consummation of the First Texas merger if the Simmons director proposal is approved. While there are no employment or other agreements being offered to employees or directors of First Texas, most of the officers and other employees of First Texas expect to be retained after the First Texas merger, and such employees will then participate in the employee benefit plans of Simmons and receive credit for prior service.
Charles Cox, as Chief Financial Officer, Terry Smith, as Chief Lending Officer, and Randy Talley, as Chief Credit Officer, have each entered into separate severance and change in control agreements with First Texas. The payment for Mr. Cox amounts to two times his annual base salary at the time of the change of control event. Mr. Smith will also receive a payment of two times his base salary upon a change of control event. Mr. Talley’s arrangement provides for a payment of one times his annual salary at the time of a change of control event, but only if his position is eliminated within 12 months after the change of control becomes effective.
Finally, Simmons has agreed to maintain a policy of directors’ and officers’ liability insurance coverage for the benefit of First Texas’ directors and officers for six years following completion of the First Texas merger as long as the premium to be paid is not more than 200% of the current annual premium paid by First Texas for such insurance.

For a more complete description of these interests, see “The First Texas Merger — Interests of First Texas’ Directors and Executive Officers in the First Texas Merger.”
Simmons Shareholders Who Do Not Vote in Favor of the OKSB Merger Agreement or the First Texas Merger Agreement May Be Entitled To Assert Dissenters’ Rights (page 138)
Simmons shareholders who do not vote in favor of the approval of the OKSB merger agreement or the First Texas merger agreement (including by failing to vote or marking “ABSTAIN” on their proxy card) and follow certain procedural steps will be entitled to dissenters’ rights under Subchapter 13 of the ABCA, provided they take the steps required to perfect their rights thereunder. These procedural steps include, among others: (1) delivering to Simmons, before the shareholder vote is taken for the OKSB merger or First Texas merger, respectively, at the Simmons special meeting, written notice of intent to demand payment for the shares of Simmons common stock if the OKSB merger or First Texas merger are effected, (2) not voting his shares in favor of the OKSB merger or First Texas merger, and (3) timely filing a payment demand after the OKSB merger or First Texas merger is effected. For more information, see “The Mergers — Simmons Shareholders Dissenters’ Rights in the OKSB Merger and First Texas Merger.”
OKSB Shareholders Who Do Not Vote in Favor of the OKSB Merger Agreement May Be Entitled To Assert Dissenters’ Rights (page 111)
OKSB shareholders who do not vote in favor of the approval of the OKSB merger agreement (including by failing to vote or marking “ABSTAIN” on their proxy card) and follow certain procedural steps to perfect their rights will be entitled to dissenters’ rights under 1091 of the OGCA. These procedural steps include, among others: (1) delivering to OKSB, before the shareholder vote is taken for the OKSB merger at the OKSB special meeting, a written demand for appraisal of the shares of OKSB common stock held by such shareholder, (2) not voting his shares in favor of the OKSB merger proposal, and (3) continuously holding his shares of OKSB common stock on and from the date he makes the demand through the effective time of the OKSB merger. For more information, see “The OKSB Merger — Dissenters’ Rights in the OKSB Merger.”
First Texas Shareholders Who Do Not Vote in Favor of the First Texas Merger Agreement May Be Entitled To Assert Dissenters’ Rights (page 135)
First Texas shareholders who do not vote in favor of the approval of the First Texas merger agreement (including by failing to vote or marking “ABSTAIN” on their proxy card) and follow certain procedural steps will be entitled to dissenters’ rights under Sections 10.351 through 10.368 of the TBOC, provided they take the steps required to perfect their rights thereunder. These procedural steps include, among others: (1) delivering to First Texas, prior to or at the special meeting of First Texas’ shareholders, written objection to the First Texas merger, (2) not voting his shares in favor of the First Texas merger, and (3) timely filing a payment demand after the First Texas merger is effected. For more information, see “The First Texas Merger — Dissenters’ Rights in the First Texas Merger.”
Conditions that Must Be Satisfied or Waived for the Mergers To Occur (page 160)
Currently, we expect to consummate the mergers no earlier than the fourth quarter of 2017. As more fully described in this joint proxy statement/prospectus and in the merger agreements, consummation of the mergers depends on a number of conditions being satisfied or, where legally permissible, waived. The conditions to each party’s obligation to complete the mergers include, among others:
•
approval of the applicable merger agreement by each party’s shareholders;

•
receipt of required regulatory approvals (provided that no such required regulatory approval may impose a burdensome condition on Simmons, OKSB, or OKSB Bank following the OKSB merger or on Simmons, First Texas, First Texas Bank, following the First Texas merger);

•
absence of any law, injunction or other restraint prohibiting, restricting or making illegal consummation of the transactions contemplated by the applicable merger agreement;

•
the declaration of effectiveness by the SEC of Simmons’ registration statement on Form S-4 registering the offer and sale of Simmons common stock issuable to OKSB shareholders and First Texas shareholders, with no stop orders suspending the effectiveness thereof having been issued;

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authorization of the shares of Simmons common stock to be issued in the merger for listing on the Nasdaq Global Select Market;

•
accuracy of each party’s representations and warranties in the merger agreement, generally subject to specified materiality standards;

•
performance in all material respects of each party’s obligations under the merger agreement;

•
receipt by each party of an opinion of Covington & Burling LLP, counsel to Simmons, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•
with respect to the OKSB merger, neither Simmons nor OKSB has incurred a material adverse effect.

OKSB Merger.   In addition, Simmons’ obligation to consummate the OKSB merger is subject to:
•
as of the last day of the month reflected in OKSB’s financial statements, OKSB Bank having (1) a ratio of non-performing assets to total loans not in excess of 1.75%, (2) a ratio of classified loans to Tier 1 capital plus ALLL ratio not in excess of 27.5%, (3) non-performing assets not in excess of  $32.5 million, (4) classified assets not in excess of 120% of the aggregate balance of classified assets set forth in OKSB’s financial statements as of and for the quarter ended September 30, 2016 and (5) delinquent loans not in excess of 2.5% of total loans. As of June 30, 2017, OKSB Bank’s (a) ratio of non-performing assets to total loans was 1.17%, (b) ratio of classified loans to Tier 1 capital plus ALLL was 15.20%, (c) non-performing assets were $23.1 million, (d) classified assets were not in excess of 120% of the aggregate balance of classified assets set forth in OKSB’s financial statements as of and for the quarter ended September 30, 2016, and (e) delinquent loans were 1.27% of total loans. Simmons and OKSB expect that OKSB Bank will satisfy these asset quality metrics prior to closing, although there can be no assurance that such conditions will be satisfied;

•
as reflected in OKSB’s closing financial statements, OKSB Bank (1) being “well capitalized” as defined under applicable law, (2) having a Tier 1 leverage ratio of not less than 11.75%, (3) having a Tier 1 risked-based capital ratio of not less than 12.5%, (4) having a total risked-based capital ratio of not less than 14.0%, (5) having tangible shareholders’ equity to tangible assets ratio of not less than 11.75%, and (6) not having received any notification from the Oklahoma State Banking Department, which we refer to as the OSBD, or the Federal Deposit Insurance Corporation, which we refer to as the FDIC, to the effect that the capital of OKSB Bank is insufficient to permit OKSB Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition. As of June 30, 2017, OKSB Bank (a) was “well capitalized” as defined under applicable law, (b) had a Tier 1 leverage ratio of 12.44%, (c) had a Tier 1 risked-based capital ratio of 13.66%, (d) had a total risked-based capital ratio of 14.91%, (e) had tangible shareholders’ equity to tangible assets ratio of 12.44%, and (f) had not received any notification from the OSBD or FDIC to the effect that the capital of OKSB Bank is insufficient to permit OKSB Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition. Simmons and OKSB expect that OKSB Bank will satisfy these regulatory capital metrics prior to closing, although there can be no assurance that such conditions will be satisfied;

•
OKSB having delivered evidence that certain contracts and employment contracts with OKSB’s officers have been terminated;

•
Simmons having entered into an employment arrangement it finds satisfactory with Mark Funke, and OKSB shall have terminated its employment agreement with Mr. Funke;

•
OKSB having delivered a certificate stating that OKSB common stock is not a “United States real property interest” within the meaning of the Code, or a FIRPTA certificate, to Simmons; and

•
the holders of not more than five percent of the outstanding shares of OKSB common stock having demanded, properly and in writing, appraisal for such shares under the OGCA.

We cannot be certain when, or if, the conditions to the OKSB merger will be satisfied or waived, or that the OKSB merger will be completed by the fourth quarter of 2017 or at all.
First Texas Merger.   In addition, Simmons’ obligation to consummate the First Texas merger is subject to:
•
as of the last day of the month reflected in First Texas’ financial statements, First Texas Bank having (1) a ratio of non-performing assets to total loans not in excess of 0.6000%, (2) a ratio of classified loans to Tier 1 capital plus ALLL ratio not in excess of 8.00%, and (3) delinquent loans not in excess of 0.6000% of total loans. As of June 30, 2017, First Texas Bank’s (a) ratio of non-performing assets to total loans was 0.01%, (b) ratio of classified loans to Tier 1 capital plus ALLL was 0.86%, and (c) delinquent loans were 0.06% of total loans. Simmons and First Texas expect that First Texas Bank will satisfy these asset quality metrics prior to closing, although there can be no assurance that such conditions will be satisfied;

•
as reflected in First Texas’ closing financial statements, First Texas Bank (1) being “well capitalized” as defined under applicable law, (2) having a Tier 1 leverage ratio of not less than 9.6468%, (3) having a Tier 1 risked-based capital ratio of not less than 9.6559%, (4) having a total risked-based capital ratio of not less than 11.7110%, (5) having tangible shareholders’ equity to tangible assets ratio of not less than 8.7936%, and (6) not having received any notification from the Texas Department of Banking, which we refer to as TDB, or the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, to the effect that the capital of First Texas Bank is insufficient to permit First Texas Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition. As of June 30, 2017, First Texas Bank (a) was “well capitalized” as defined under applicable law, (b) had a Tier 1 leverage ratio of 12.72%, (c) had a Tier 1 risked-based capital ratio of 11.50%, (d) had a total risked-based capital ratio of 12.32%, (e) had tangible shareholders’ equity to tangible assets ratio of 11.76%, and (f) had not received any notification from the TDB or the Federal Reserve Board to the effect that the capital of First Texas Bank is insufficient to permit First Texas Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition. Simmons and First Texas expect that First Texas Bank will satisfy these regulatory capital metrics prior to closing, although there can be no assurance that such conditions will be satisfied;

•
First Texas having delivered evidence that certain contracts have been terminated;

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First Texas having delivered a FIRPTA certificate to Simmons; and

•
the holders of not more than five percent of the outstanding shares of First Texas common stock having demanded, properly and in writing, appraisal for such shares under the TBOC.

We cannot be certain when, or if, the conditions to the First Texas merger will be satisfied or waived, or that the First Texas merger will be completed by the fourth quarter of 2017 or at all.
For more information, see “The Merger Agreements — Conditions to Consummate the Mergers.”
No Solicitation or Negotiation of Acquisition Proposals (page 157)
As more fully described in this joint proxy statement/prospectus, each of OKSB and First Texas has agreed that it and its subsidiaries will not, and will cause their respective representatives not to, among other actions, solicit, initiate, encourage (including by providing information or assistance), facilitate or induce any acquisition proposal or participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any third party any nonpublic information with respect to, or approve, agree to, accept, endorse or recommend any acquisition proposal.
Termination of the OKSB Merger Agreement (page 163)
Simmons and OKSB may mutually agree to terminate the OKSB merger agreement before completing the merger, even after receiving Simmons and OKSB shareholder approval.
In addition, either Simmons or OKSB may decide to terminate the OKSB merger agreement if:
•
any regulatory authority which must grant a required regulatory approval has denied approval of the transactions contemplated by the OKSB merger agreement, or a regulatory authority has issued a final nonappealable law or order prohibiting the consummation of the transactions contemplated by the OKSB merger agreement, if, in each case, the party seeking to terminate the merger agreement has used its reasonable best efforts to contest, appeal and change such denial, law or order;

•
the Simmons shareholders fail to approve the merger agreement and the transactions contemplated thereby at the Simmons special meeting;

•
the OKSB shareholders fail to approve the merger agreement and the transactions contemplated thereby at the OKSB special meeting; or

•
the OKSB merger has not been completed on or before December 31, 2017, which date is referred to as the outside date, if the failure to consummate the transactions contemplated by the merger agreement by the outside date is not caused by the terminating party’s breach of the merger agreement.

In addition, Simmons may terminate the OKSB merger agreement if:
•
any of the conditions precedent to the obligations of such party to consummate the merger cannot be satisfied or fulfilled by the other party prior to the outside date, if the failure of such condition to be satisfied or fulfilled is not a result of such party’s failure to perform, in any material respect, any of its material covenants or agreements in the merger agreement or such party’s material breach of any of its material representations or warranties contained in the merger agreement

•
the OKSB board of directors fails to recommend the merger to, and the approval of the OKSB merger agreement by, the OKSB shareholders or changes its recommendation to the OKSB shareholders in a manner adverse to Simmons;

•
the OKSB board of directors breaches its non-solicitation obligations or obligations with respect to other acquisition proposals set forth in the OKSB merger agreement in any respect;

•
the OKSB board of directors breaches its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of OKSB shareholders;

•
the Federal Reserve Board’s approval of the merger contains or would result in the imposition of a burdensome condition and there is no meaningful possibility that such approval could be revised prior to the outside date so as not to contain or result in a burdensome condition; or

•
the Federal Reserve Board shall have requested in writing that Simmons, OKSB or any of their respective affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to any required regulatory approval.

In addition, OKSB may terminate the OKSB merger agreement if:
•
the Simmons board of directors fails to recommend the OKSB merger to, and the approval of the OKSB merger agreement by, the Simmons shareholders or changes its recommendation to the Simmons shareholders in a manner adverse to OKSB;

•
the Simmons board of directors breaches its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of Simmons shareholders; or

•
the average closing price of Simmons common stock declines below $39.66 and underperforms an index of banking companies by more than 20% over a designated measurement period unless Simmons agrees to increase the OKSB merger consideration in the form of a cash payment that results in the aggregate OKSB merger consideration (including both shares of Simmons common stock and cash) being equal to the minimum OKSB merger consideration (which is an amount equal to the sum of  (i) the product of  $39.66 multiplied by the OKSB exchange ratio and (ii) the OKSB cash consideration payable to each OKSB shareholder).

For more information, see “The Merger Agreements — Termination of the Merger Agreements.”
Termination of the First Texas Merger Agreement (page 163)
Simmons and First Texas may mutually agree to terminate the First Texas merger agreement before completing the merger, even after receiving Simmons and First Texas shareholder approval.
In addition, either Simmons or First Texas may decide to terminate the First Texas merger agreement if:
•
any regulatory authority which must grant a required regulatory approval has denied approval of the transactions contemplated by the First Texas merger agreement, or a regulatory authority has issued a final nonappealable order prohibiting the consummation of the transactions contemplated by the First Texas merger agreement, if, in each case, the party seeking to terminate the First Texas merger agreement has used its reasonable best efforts to contest, appeal and change such denial or order;

•
the Simmons shareholders fail to approve the First Texas merger agreement and the transactions contemplated thereby at the Simmons special meeting;

•
the First Texas shareholders fail to approve the First Texas merger agreement and the transactions contemplated thereby at the First Texas special meeting; or

•
the First Texas merger has not been completed on or before December 31, 2017, which date is referred to as the outside date, if the failure to consummate the transactions contemplated by the merger agreement by the outside date is not caused by the terminating party’s breach of the merger agreement.

In addition, Simmons may terminate the First Texas merger agreement if:
•
any of the conditions precedent to the obligations of such party to consummate the merger cannot be satisfied or fulfilled by the other party prior to the outside date, if the failure of such condition to be satisfied or fulfilled is not a result of such party’s failure to perform, in any material respect, any of its material covenants or agreements in the merger agreement or such party’s material breach of any of its material representations or warranties contained in the merger agreement

•
the First Texas board of directors fails to recommend the merger to, and the approval of the First Texas merger agreement by, the First Texas shareholders or changes its recommendation to the First Texas shareholders in a manner adverse to Simmons; provided, that Simmons right to terminate pursuant to the foregoing clause will expire in the event that notwithstanding First Texas board of directors’ change in its recommendation, the First Texas merger and First Texas merger agreement are approved at the First Texas shareholders’ meeting;

•
the First Texas board of directors breaches its non-solicitation obligations or obligations with respect to other acquisition proposals set forth in the First Texas merger agreement in any respect;

•
the First Texas board of directors breaches its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of First Texas shareholders;

•
the Federal Reserve Board’s approval of the merger contains or would result in the imposition of a burdensome condition and there is no meaningful possibility that such approval could be revised prior to the outside date so as not to contain or result in a burdensome condition; or

•
the Federal Reserve Board shall have requested in writing that Simmons, First Texas or any of their respective affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to any required regulatory approval.

In addition, First Texas may terminate the First Texas merger agreement if:
•
the Simmons board of directors fails to recommend the First Texas merger to, and the approval of the First Texas merger agreement by, the Simmons shareholders or changes its recommendation to the Simmons shareholders in a manner adverse to First Texas;

•
the Simmons board of directors breaches its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of Simmons shareholders; or

•
the average closing price of Simmons common stock declines below $39.98 and underperforms an index of banking companies by more than 20% over a designated measurement period unless Simmons agrees to increase the First Texas merger consideration in the form of a cash payment that results in the aggregate First Texas merger consideration (including both shares of Simmons common stock and cash) being equal to the minimum aggregate First Texas merger consideration (which is an amount equal to the sum of  (i) the product of  $39.98 multiplied by 6,500,000 and (ii) $70 million).

For more information, see “The Merger Agreements — Termination of the Merger Agreements.”
Termination Fee for the OKSB Merger (page 164)
If the OKSB merger agreement is terminated under certain circumstances, and/or OKSB enters into a definitive agreement with respect to or consummate another acquisition proposal, OKSB may be required to pay to Simmons a termination fee equal to $20 million. This termination fee could discourage other companies from seeking to acquire or merge with OKSB.
Termination Fee for the First Texas Merger (page 164)
If the First Texas merger agreement is terminated under certain circumstances, and/or First Texas enters into a definitive agreement with respect to or consummate another acquisition proposal, First Texas may be required to pay to Simmons a termination fee equal to $18 million. This termination fee could discourage other companies from seeking to acquire or merge with First Texas.
Regulatory Approvals Required for the OKSB Merger (page 142)
Subject to the terms of the OKSB merger agreement, both Simmons and OKSB have agreed to use their reasonable best efforts to obtain all OKSB regulatory approvals necessary or advisable to complete the transactions contemplated by the OKSB merger agreement. These approvals include approvals from, among others, the Federal Reserve Board. As of the date of this joint proxy statement/prospectus, Simmons and OKSB have received approval from the Federal Reserve Board to consummate the OKSB merger.
Regulatory Approvals Required for the First Texas Merger (page 142)
Subject to the terms of the First Texas merger agreement, both Simmons and First Texas have agreed to use their reasonable best efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the First Texas merger agreement. These approvals include approvals from, among others, the Federal Reserve Board and the Texas Department of Banking. As of the date of this joint proxy statement/prospectus, Simmons and First Texas have received approval from the Federal Reserve Board to consummate the First Texas merger and have filed applications and notifications to obtain the required regulatory approval from the Texas Department of Banking.
Although neither Simmons nor First Texas knows of any reason why these regulatory approvals cannot be obtained in a timely manner, Simmons and First Texas cannot be certain when or if they will be obtained. Accordingly, no assurance can be given that the necessary regulatory approvals will be received in time to effect the mergers in the fourth quarter of 2017.
Board of Directors and Executive Officers of Simmons and Simmons Bank Following the Effective Time of the Mergers (page 138)
The directors and officers of Simmons immediately prior to the effective time of the mergers will continue as the directors and officers of the surviving corporation of the mergers, except that, if the Simmons director proposal is approved, the number of directors constituting the Simmons board of directors will be increased by two and following the effective time of the First Texas merger, Tom Purvis will be appointed to the Simmons board of directors and following the effective time of the OKSB merger, Russell W. Teubner will be appointed to the Simmons board of directors, subject in each case to approval of the Simmons director proposal. Following the consummation of the mergers, each of OKSB Bank and First Texas Bank will operate as a separate bank subsidiary of Simmons until it is merged with and into Simmons Bank.
The Rights of OKSB and First Texas Shareholders Will Change as a Result of the Mergers (pages 173 and 184)
The rights of OKSB and First Texas shareholders will change as a result of the mergers due to differences in the governing documents and states of incorporation for Simmons, OKSB and First Texas. The rights of OKSB shareholders are governed by Oklahoma law and by OKSB’s certificate of incorporation and bylaws, each as amended to date, and the rights of First Texas shareholders are governed by Texas law and by First Texas’ certificate of formation and bylaws, each as amended to date. Upon the completion of the mergers, OKSB and First Texas shareholders will become shareholders of Simmons, as the continuing legal entity in the mergers, and the rights of OKSB and First Texas shareholders will therefore be governed by Arkansas law and Simmons’ articles of incorporation and bylaws.
See “Comparison of Shareholders’ Rights of Simmons and OKSB” and “Comparison of Shareholders’ Rights of Simmons and First Texas” for a description of the material differences in shareholders’ rights between Simmons and OKSB and Simmons and First Texas.
Risk Factors (page 48)
You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SIMMONS
The following table sets forth highlights from Simmons’ consolidated financial data as of and for the six months ended June 30, 2017 and 2016 and as of and for each of the five years ended December 31, 2016. Results from past periods are not necessarily indicative of results that may be expected for any future period. The results of operations for the six months ended June 30, 2017 and 2016 are not necessarily indicative of the results of operations for the full year or any other interim period. Simmons’ management prepared the unaudited information on the same basis as it prepared Simmons’ audited consolidated financial statements. In the opinion of Simmons’ management, this information reflects all adjustments necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Simmons’ consolidated financial statements and related notes included in Simmons’ Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, each of which is incorporated by reference in this joint proxy statement/prospectus and from which this information is derived. See “Where You Can Find More Information.”
	As of or for the Six Months Ended June 30,		Years Ended December 31
(Dollars and shares in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Income statement data:
Net interest income	$149,192	$136,814	$279,206	$278,595	$171,064	$130,850	$113,517
Provision for loan losses	11,330	7,439	20,065	9,022	7,245	4,118	4,140
Net interest income after provision for loan losses	137,862	129,375	259,141	269,573	163,819	126,732	109,377
Non-interest income	65,804	66,397	139,382	94,661	62,192	40,616	48,371
Non-interest expense	137,730	125,931	255,085	256,970	175,721	134,812	117,733
Income before taxes	65,936	69,841	143,438	107,264	50,290	32,536	40,015
Provision for income taxes	20,751	23,427	46,624	32,900	14,602	9,305	12,331
Net income	45,185	46,414	96,814	74,364	35,688	23,231	27,684
Preferred stock dividends	—	24	24	257	—	—	—
Net income available to common shareholders	$45,185	$46,390	$96,790	$74,107	$35,688	$23,231	$27,684
Per share data:
Basic earnings	$1.43	$1.53	$3.16	$2.64	$2.11	$1.42	$1.64
Diluted earnings	1.42	1.52	3.13	2.63	2.11	1.42	1.64
Diluted core earnings (non-GAAP)(1)	1.55	1.59	3.28	3.18	2.29	1.69	1.59
Book value	38.31	35.86	36.80	34.55	27.38	24.89	24.55
Tangible book value (non-GAAP)(2)	24.71	23.43	23.97	21.97	20.15	19.13	20.66
Dividends	0.50	0.48	0.96	0.92	0.88	0.84	0.80
Basic average common shares outstanding	31,585	30,340	30,646	28,084	16,879	16,339	16,909
Diluted average common shares outstanding	31,794	30,439	30,964	28,210	16,922	16,352	16,911
Balance sheet data at period end:
Assets	$9,068,308	$7,534,219	$8,400,056	$7,559,658	$4,643,354	$4,383,100	$3,527,489
Investment securities	1,609,603	1,453,526	1,619,450	1,526,780	1,082,870	957,965	687,483
Total loans	6,225,311	5,013,857	5,632,890	4,919,355	2,736,634	2,404,935	1,922,119
Allowance for loan losses (excluding acquired loans)(3)	41,379	33,523	36,286	31,351	29,028	27,442	27,882
Goodwill and other intangible assets	437,965	378,015	401,464	380,923	130,621	93,501	64,365
Non-interest bearing deposits	1,650,986	1,283,426	1,491,676	1,280,234	889,260	718,438	576,655
Deposits	7,103,535	6,028,203	6,735,219	6,086,096	3,860,718	3,697,567	2,874,163
Other borrowings	474,962	191,827	273,159	162,289	114,682	117,090	89,441
Subordinated debt and trust preferred	67,312	60,184	60,397	60,570	20,620	20,620	20,620
Shareholders’ equity	1,234,076	1,090,711	1,151,111	1,076,855	494,319	403,832	406,062
Tangible shareholders’ equity (non-GAAP)(2)	796,111	712,696	749,647	665,080	363,698	310,331	341,697

	As of or for the Six Months Ended June 30,		Years Ended December 31
(Dollars and shares in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Capital ratios at period end:
Common shareholders’ equity to total assets	13.61%	14.48%	13.70%	13.84%	10.65%	9.21%	11.51%
Tangible common equity to tangible assets (non-GAAP)(4)	9.22	9.96	9.37	9.26	8.06	7.24	9.87
Tier 1 leverage ratio	10.75	11.30	10.95	11.20	8.77	9.22	10.81
Common equity Tier 1 risk-based ratio	12.11	14.08	13.45	14.21	n/a	n/a	n/a
Tier 1 risk-based ratio	13.08	15.20	14.45	16.02	13.43	13.02	19.08
Total risk-based capital ratio	13.73	15.90	15.12	16.72	14.50	14.10	20.34
Dividend payout to common shareholders	35.21	31.58	30.67	34.98	41.71	59.15	48.78
Annualized performance ratios:
Return on average assets	1.06%	1.24%	1.25%	1.03%	0.80%	0.64%	0.83%
Return on average common equity	7.67	8.67	8.75	7.90	8.11	5.33	6.77
Return on average tangible equity (non-GAAP)(2)(5)	12.17	13.90	13.92	12.53	10.99	6.36	8.05
Net interest margin(6)	4.04	4.28	4.19	4.55	4.47	4.21	3.93
Efficiency ratio(7)	58.40	58.03	56.32	59.01	67.22	71.20	70.06
Balance sheet ratios:(8)
Nonperforming assets as a percentage of period-end assets	0.93%	0.99%	0.79%	0.85%	1.25%	1.69%	1.29%
Nonperforming loans as a percentage of period-end loans	1.15	1.17	0.91	0.58	0.63	0.53	0.74
Nonperforming assets as a percentage of period-end loans and OREO	1.67	1.99	1.53	1.94	2.76	4.10	2.74
Allowance to nonperforming loans	72.08	77.01	92.09	165.83	223.31	297.89	231.62
Allowance for loan losses as a percentage of period-end loans	0.83	0.90	0.84	0.97	1.41	1.57	1.71
Net charge-offs (recoveries) as a percentage of average loans	0.21	0.29	0.40	0.17	0.30	0.27	0.40

(1)
Diluted core earnings per share is a non-GAAP financial measure. Diluted core earnings per share excludes from net income certain non-core items and then is divided by average diluted common shares outstanding. See “GAAP Reconciliation of Non-GAAP Financial Measures” below for a GAAP reconciliation of this non-GAAP financial measure.

(2)
Because of Simmons’ significant level of intangible assets, total goodwill and core deposit premiums, management of Simmons believes a useful calculation for investors in their analysis of Simmons is tangible book value per share, which is a non-GAAP financial measure. Tangible book value per share is calculated by subtracting goodwill and intangible assets from total common shareholders’ equity, and dividing the resulting number by the common stock outstanding at period end. See “GAAP Reconciliation of Non-GAAP Financial Measures” below for a GAAP reconciliation of this non-GAAP financial measure.

(3)
Allowance for loan losses at June 30, 2017 includes $391,000 allowance for loans acquired (not shown in the table above). The total allowance for loan losses at June 30, 2017 was $41,770,000. June 30, 2016, December 31, 2016, 2015 and 2014 includes $954,000 allowance for loans acquired (not shown in the table above). The total allowance for loan losses at June 30, 2106, December 31, 2016, 2015 and 2014 was $34,477,000, $37,240,000, $32,305,000 and $29,982,000, respectively.

(4)
Tangible common equity to tangible assets ratio is a non-GAAP financial measure. The tangible common equity to tangible assets ratio is calculated by dividing total common shareholders’ equity less goodwill and other intangible assets (resulting in tangible common equity) by total assets less goodwill and other intangible assets as and for the periods ended presented above. See “GAAP Reconciliation of Non-GAAP Financial Measures” below for a GAAP reconciliation of this non-GAAP financial measure.

(5)
Return on average tangible equity is a non-GAAP financial measure that removes the effect of goodwill and intangible assets, as well as the amortization of intangibles, from the return on average equity. This non-GAAP financial measure is calculated as net income, adjusted for the tax-effected effect of intangibles, divided by average tangible equity which is calculated as average shareholders’ equity for the period presented less goodwill and other intangible assets. See “GAAP Reconciliation of Non-GAAP Financial Measures” below for a GAAP reconciliation of this non-GAAP financial measure.

(6)
Fully taxable equivalent (assuming an income tax rate of 39.225%).

(7)
The efficiency ratio is noninterest expense before foreclosed property expense and amortization of intangibles as a percent of net interest income (fully taxable equivalent) and noninterest revenues, excluding gains and losses from securities transactions and non-core items. See “GAAP Reconciliation of Non-GAAP Financial Measures” below for a GAAP reconciliation of this non-GAAP financial measure.

(8)
Excludes all loans acquired and excludes foreclosed assets acquired, covered by FDIC loss share agreements, except for their inclusion in total assets.

GAAP Reconciliation of Non-GAAP Financial Measures
	As of or for the Six Months Ended June 30,		Years Ended December 31
(Dollars and shares in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Reconciliation of core earnings (non-GAAP):
Net income	$45,185	$46,390	$96,790	$74,107	$35,688	$23,231	$27,684
Non-core items:
Accelerated vesting on retirement agreements	—	—	—	2,209	—	—	—
Gain on sale of merchant services	—	—	—	—	(1,000)	—	—
Gain on sale of banking operations	—	—	—	(2,110)	—	—	—
Gain from early retirement of trust preferred securities	—	(594)	(594)	—	—	—	—
Gain on FDIC-assisted transactions	—	—	—	—	—	—	(3,411)
Loss on FDIC loss-share termination	—	—	—	7,476	—	—	—
Merger-related costs	7,127	465	4,835	13,760	7,470	6,376	1,896
Change-in-control payments	—	—	—	—	885	—	—
Loss on sale of securities	—	—	—	—	—	193	—
FHLB prepayment penalties	—	—	—	—	—	—	175
Branch right-sizing	(382)	3,233	3,359	3,144	(3,059)	641	—
Charter consolidation costs	—	—	—	—	652	—	—
Tax effect(6)	(2,645)	(1,218)	(2,981)	(8,964)	(1,929)	(2,829)	526
Net non-core items:	4,100	1,886	4,619	15,515	3,019	4,381	(814)
Diluted core earnings (non-GAAP)	$49,285	$48,276	$101,409	$89,622	$38,707	$27,612	$26,870
Diluted earnings per share	$1.42	$1.52	$3.13	$2.63	$2.11	$1.42	$1.64
Non-core items:
Accelerated vesting on retirement agreements	—	—	—	0.08	—	—	—
Gain on sale of merchant services	—	—	—	—	(0.06)	—	—
Gain on sale of banking operations	—	—	—	(0.07)	—	—	—
Gain from early retirement of trust preferred securities	—	(0.02)	(0.02)	—	—	—	—
Gain on FDIC-assisted transactions	—	—	—	—	—	—	(0.21)
Loss on FDIC loss-share termination	—	—	—	0.27	—	—	—
Merger-related costs	0.22	0.02	0.16	0.49	0.44	0.39	0.12
Change-in-control payments	—	—	—	—	0.05	—	—
Loss on sale of securities	—	—	—	—	—	0.01	—
FHLB prepayment penalties	—	—	—	—	—	—	0.01
Branch right-sizing	(0.01)	0.11	0.11	0.11	(0.16)	0.04	—
Charter consolidation costs	—	—	—	—	0.04	—	—
Tax effect(6)	(0.08)	(0.04)	(0.10)	(0.33)	(0.13)	(0.17)	0.03
Net non-core items:	0.13	0.07	0.15	0.55	0.18	0.27	(0.05)
Diluted core earnings (non-GAAP)	$1.55	$1.59	$3.28	$3.18	$2.29	$1.69	$1.59

	As of or for the Six Months Ended June 30,		Years Ended December 31
(Dollars and shares in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Calculation of tangible book value:
Total common stockholders’ equity	$1,234,076	$1,090,711	$1,151,111	$1,046,003	$494,319	$403,832	$406,062
Intangible assets:
Goodwill	(379,437)	(327,686)	(348,505)	(327,686)	(108,095)	(78,529)	(60,605)
Other intangible assets	(58,528)	(50,329)	(52,959)	(53,237)	(22,526)	(14,972)	(3,760)
Total intangibles	(437,965)	(378,015)	(401,464)	(380,923)	(130,621)	(93,501)	(64,365)
Tangible common stockholders’ equity	$796,111	$712,696	$749,647	$665,080	$363,698	$310,331	$341,697
Shares of common stock outstanding	32,213	30,416	31,278	30,278	18,052	16,226	16,543
Book value per common share	$38.31	$35.86	$36.80	$34.55	$27.38	$24.89	$24.55
Tangible book value per common share (non-GAAP)	$24.71	$23.43	$23.97	$21.97	$20.15	$19.13	$20.66
Calculation of Tangible Common Equity and the Ratio of Tangible Common Equity to Tangible Assets
Total common stockholders’ equity	$1,234,076	$1,090,711	$1,151,111	$1,046,003	$494,319	$403,832	$406,062
Intangible assets:
Goodwill	(379,437)	(327,686)	(348,505)	(327,686)	(108,095)	(78,529)	(60,605)
Other intangible assets	(58,528)	(50,329)	(52,959)	(53,237)	(22,526)	(14,972)	(3,760)
Total intangibles	(437,965)	(378,015)	(401,464)	(380,923)	(130,621)	(93,501)	(64,365)
Tangible common stockholders’ equity	$796,111	$712,696	$749,647	$665,080	$363,698	$310,331	$341,697
Total assets	$9,068,308	$7,534,219	$8,400,056	$7,559,658	$4,643,354	$4,383,100	$3,527,489
Intangible assets:
Goodwill	(379,437)	(327,686)	(348,505)	(327,686)	(108,095)	(78,529)	(60,605)
Other intangible assets	(58,528)	(50,329)	(52,959)	(53,237)	(22,526)	(14,972)	(3,760)
Total intangibles	(437,965)	(378,015)	(401,464)	(380,923)	(130,621)	(93,501)	(64,365)
Tangible assets	$8,630,343	$7,156,204	$7,998,592	$7,178,735	$4,512,733	$4,289,599	$3,463,124
Ratio of common equity to assets	13.61%	14.48%	13.70%	13.84%	10.65%	9.21%	11.51%
Ratio of tangible common equity to tangible assets (non-GAAP)	9.22	9.96	9.37	9.26	8.06	7.24	9.87
Calculation of Return on Tangible Common Equity
Net income available to common stockholders	$45,185	$46,390	$96,790	$74,107	$35,688	$23,231	$27,684
Amortization of intangibles, net of taxes	1,886	1,766	3,611	2,972	1,203	365	212
Total income available to common stockholders	$47,071	$48,156	$100,401	$77,079	$36,891	$23,596	$27,896
Average common stockholders’ equity	$1,187,906	$1,075,957	$1,105,775	$938,521	$440,168	$435,918	$409,187
Average intangible assets:
Goodwill	(355,881)	(327,686)	(332,974)	(281,133)	(88,965)	(60,655)	(60,605)
Other intangibles	(52,294)	(51,771)	(51,710)	(42,104)	(15,533)	(4,054)	(1,894)
Total average intangibles	(408,175)	(379,457)	(384,684)	(323,237)	(104,498)	(64,709)	(62,499)
Average tangible common stockholders’ equity	$779,731	$696,500	$721,091	$615,284	$335,670	$371,209	$346,688
Return on average common equity	7.67%	8.67%	8.75%	7.90%	8.11%	5.33%	6.77%
Return on average tangible common equity (non-GAAP)	12.17	13.90	13.92	12.53	10.99	6.36	8.05

	As of or for the Six Months Ended June 30,		Years Ended December 31
(Dollars and shares in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Calculation of Efficiency Ratio
Non-interest expense	$137,730	$125,931	$255,085	$256,970	$175,721	$134,812	$117,733
Non-core non-interest expense adjustment	(7,335)	(3,698)	(8,435)	(18,747)	(13,747)	(7,017)	(2,071)
Other real estate and foreclosure expense adjustment	(1,067)	(1,934)	(4,389)	(4,861)	(4,507)	(1,337)	(992)
Amortization of intangibles adjustment	(3,103)	(2,906)	(5,942)	(4,889)	(1,979)	(601)	(348)
Efficiency ratio numerator	$126,225	$117,393	$236,319	$228,473	$155,488	$125,857	$114,322
Net-interest income	$149,192	$136,814	$279,206	$278,595	$171,064	$130,850	$113,517
Non-interest income	65,804	66,397	139,382	94,661	62,192	40,616	48,371
Non-core non-interest income adjustment	(589)	(594)	(835)	5,731	(8,780)	193	(3,411)
Fully tax-equivalent adjustment	4,047	3,759	7,722	8,517	6,840	4,951	4,705
(Gain) loss on sale of securities	(2,299)	(4,088)	(5,848)	(307)	(8)	151	(2)
Efficiency ratio denominator	$216,155	$202,288	$419,627	$387,197	$231,308	$176,761	$163,180
Efficiency ratio	58.40%	58.03%	56.32%	59.01%	67.22%	71.20%	70.06%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF OKSB
The following table sets forth highlights from OKSB’s consolidated financial data as of and for the six months ended June 30, 2017 and 2016 and as of and for each of the five years ended December 31, 2016. Results from past periods are not necessarily indicative of results that may be expected for any future period. The results of operations for the six months ended June 30, 2017 and 2016 are not necessarily indicative of the results of operations for full year or any other interim period. OKSB management prepared the unaudited information on the same basis as it prepared OKSB’s audited consolidated financial statements. In the opinion of OKSB management, this information reflects all adjustments necessary for a fair presentation of this data for those dates. You should read this information in conjunction with OKSB’s consolidated financial statements and related notes included in OKSB’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, each of which is incorporated by reference in this joint proxy statement/prospectus and from which this information is derived or computed. See “Where You Can Find More Information.”
	As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Operations Data
Net interest income	$41,533	$39,535	$79,443	$67,417	$65,004	$62,650	$76,563
Provision (credit) for loan losses	3,505	4,385	4,769	(3,566)	(6,624)	(7,209)	3,107
Net interest income after provision (credit) for loan losses	38,028	35,150	74,674	70,983	71,628	69,859	73,456
Noninterest income	9,401	7,286	16,085	14,457	18,931	13,643	15,936
Noninterest expense	30,458	31,264	63,246	58,240	56,912	55,311	63,322
Income before income taxes	16,971	11,172	27,513	27,200	33,647	28,191	26,070
Taxes on income	5,874	3,891	9,809	9,793	12,617	10,756	9,883
Net income	$11,097	$7,281	$17,704	$17,407	$21,030	$17,435	$16,187
Preferred stock dividends	—	—	—	—	—	—	3,741
Net income available to shareholders	$11,097	$7,281	$17,704	$17,407	$21,030	$17,435	$12,446
Per Share Data
Basic earnings	$0.59	$0.38	$0.93	$0.90	$1.07	$0.89	$0.64
Diluted earnings	0.59	0.38	0.92	0.90	1.06	0.88	0.64
Book value	15.82	15.06	15.35	14.80	14.11	13.13	12.60
Cash dividends	0.16	0.16	0.32	0.24	0.16	—	—
Weighted average common shares outstanding:
Basic, net of unvested restricted stock	18,362,549	18,916,686	18,660,951	18,975,450	19,417,486	19,516,776	19,293,598
Diluted, net of unvested restricted stock	18,499,034	18,935,604	18,866,867	19,123,509	19,560,363	19,604,245	19,416,090
Balance sheet data at period end
Assets	$2,572,935	$2,402,262	$2,475,392	$2,357,022	$1,942,034	$1,981,423	$2,122,255
Investment securities	434,413	422,296	436,661	412,128	365,593	394,199	377,112
Total loans	1,971,634	1,821,377	1,877,132	1,779,429	1,399,991	1,270,903	1,378,735
Allowance for loan losses	27,318	26,876	27,546	26,106	28,452	36,663	46,718
Goodwill and other intangible assets	19,272	19,401	19,335	20,082	5,141	6,194	6,078
Non interest-bearing deposits	557,159	545,421	551,709	596,494	496,128	444,796	424,008
Deposits	2,013,834	1,902,865	1,946,018	1,884,105	1,533,999	1,584,086	1,709,578
Other borrowings	203,705	153,568	183,814	110,927	79,380	80,632	70,362
Subordinated debentures	46,393	46,393	46,393	51,548	46,393	46,393	81,963
Shareholders' equity	295,546	282,360	286,629	296,098	270,786	259,187	246,056

	As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Capital Ratios
Shareholders' equity to total assets	11.49%	11.75%	11.58%	12.56%	13.94%	13.08%	11.59%
Tier 1 leverage ratio	12.95	13.18	13.02	14.41	16.45	14.86	15.01
Common equity Tier 1 risk-based ratio	12.26	12.22	12.36	13.21	n/a	n/a	n/a
Total risk-based capital ratio	15.48	15.53	15.66	16.79	20.96	21.59	21.56
Dividend payout to Shareholders	27.12	42.11	34.78	26.67	15.09	—	—
Annualized Performance Ratios
Return on average assets	0.89%	0.62%	0.74%	0.84%	1.09%	0.86%	0.72%
Return on average common equity	7.67	5.07	6.18	6.23	7.82	6.90	5.14
Net interest margin(1)	3.51	3.54	3.49	3.38	3.48	3.22	3.66
Balance sheet ratios:
Nonperforming assets as a percentage of period-end assets	0.90%	1.02%	0.69%	0.96%	0.64%	1.14%	2.68%
Nonperforming loans as a percentage of period-end loans	1.17	1.23	0.88	1.14	0.67	1.57	3.06
Nonperforming assets as a percentage of period-end
loans and other real estate	1.17	1.34	0.90	1.27	0.89	1.77	4.11
Allowanceto nonperforming loans	118.46	120.39	165.84	128.23	302.26	184.50	111.26
Allowance for loan losses as a percentage of period-end loans	1.39	1.48	1.47	1.47	2.03	2.89	3.47
Net loan charge-offs (recoveries) as a percenage of average loans	0.39	0.41	0.18	(0.08)	0.12	0.22	0.07

(1)
Fully taxable aquivalent (asuming an income tax rate of 35%)

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST TEXAS
The following table sets forth highlights from First Texas’ consolidated financial data as of and for the six months ended June 30, 2017 and 2016 and as of and for each of the five years ended December 31, 2016. Results from past periods are not necessarily indicative of results that may be expected for any future period. First Texas management prepared the unaudited information on the same basis as it prepared First Texas’ audited consolidated financial statements. In the opinion of First Texas management, this information reflects all adjustments necessary for a fair presentation of this data for those dates. You should read this information in conjunction with First Texas’ consolidated financial statements and related notes for the year ended December 31, 2016 and its interim consolidated financial statements and related notes, from which this information is derived. See Annex J to this joint proxy statement/prospectus.
	As of or for the Six Months Ended June, 30		Years Ended December 31
(Dollars and shares in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Income statement data:
Net interest income	$38,251	$31,936	$67,903	$59,184	$53,539	$45,704	$38,477
Provision for loan losses	2,463	1,382	2,109	1,634	2,205	2,280	1,724
Net interest income after provision for loan losses	35,788	30,554	65,794	57,550	51,334	43,424	36,753
Non-interest income	6,635	6,715	13,726	13,095	10,429	14,024	13,113
Non-interest expense	27,989	24,736	50,851	46,965	44,602	44,190	42,730
Income before income taxes	14,434	12,533	28,669	23,680	17,161	13,258	7,136
Provision for income taxes	5,044	4,373	10,050	8,469	6,195	4,519	2,141
Net income	9,390	8,160	18,619	15,211	10,966	8,739	4,995
Preferred stock dividends	—	22	22	298	299	298	298
Net income available to shareholders	$9,390	$8,138	$18,597	$14,913	$10,667	$8,441	$4,697
Per share data:
Basic earnings	$1.19	$1.05	$2.40	$2.16	$1.85	$1.54	$0.86
Diluted earnings	1.10	0.96	2.18	1.89	1.53	1.28	0.72
Book value	30.44	28.01	29.25	26.77	24.03	21.15	20.26
Dividends	—	—	—	—	—	—	—
Basic average common shares outstanding	7,874	7,730	7,745	6,905	5,761	5,497	5,470
Diluted average common shares outstanding	8,544	8,515	8,531	7,906	6,989	6,580	6,491
Balance sheet data at period end:
Assets	$2,378,911	$1,924,327	$2,129,007	$1,752,171	$1,621,323	$1,299,111	$1,141,098
Investment securities	61,827	64,031	63,296	70,749	72,932	76,820	97,376
Total loans	2,143,038	1,696,350	1,796,462	1,495,790	1,368,337	1,121,695	941,350
Allowance for loan losses	19,545	16,295	17,105	14,972	13,648	11,506	10,093
Goodwill and other intangible assets	37,598	37,854	37,716	37,958	37,935	38,808	39,539
Non-interest bearing deposits	454,126	378,440	452,898	389,284	356,683	272,759	249,419
Deposits	1,779,756	1,407,785	1,653,381	1,356,320	1,252,638	984,724	811,472
Other borrowings	269,932	209,982	209,990	119,975	130,000	120,001	160,306
Subordinated debt and trust preferred	30,225	30,210	30,217	30,202	44,023	39,348	21,948
Shareholders’ equity	239,752	217,749	226,843	236,598	186,537	146,664	140,823

	As of or for the Six Months Ended June, 30		Years Ended December 31
(Dollars and shares in thousands, except shares and per share data)	2017	2016	2016	2015	2014	2013	2012
Capital ratios at period end:
Shareholders’ equity to total assets	10.08%	11.32%	10.65%	13.50%	11.51%	11.29%	12.34%
Tier 1 leverage ratio	9.71	10.71	10.04	12.47	10.55	9.75	10.46
Common equity Tier 1 risk-based ratio	8.45	9.83	9.62	10.50	n/a	n/a	n/a
Total risk-based capital ratio	10.52	12.35	12.01	15.13	14.26	13.45	13.90
Dividend payout to shareholders	—	—	—	—	—	—	—
Annualized performance ratios:
Return on average assets	0.89%	0.94%	1.00%	0.93%	0.76%	0.74%	0.49%
Return on average common equity	8.12	7.62	8.52	7.46	6.94	6.09	3.63
Net interest margin	3.77	3.90	3.85	3.85	3.97	4.20	4.13
Balance sheet ratios:
Nonperforming assets as a percentage of period-end assets	0.01%	0.13%	0.01%	0.08%	0.16%	0.20%	0.56%
Nonperforming loans as a percentage of period-end loans	0.01	0.01	0.01	0.10	0.16	0.23	0.48
Nonperforming assets as a percentage of period-end loans and OREO	0.01	0.15	0.01	0.10	0.18	0.23	0.68
Allowance to nonperforming loans	138.62	68.18	93.98	10.35	6.21	4.45	2.24
Allowance for loan losses as a percentage of period-end loans	0.91	0.96	0.95	1.00	1.00	1.03	1.07
Net charge-offs (recoveries) as a percentage of average loans	—	0.01	—	0.02	—	0.09	0.15

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
The following unaudited pro forma combined condensed consolidated financial statements and explanatory notes show the impact on the historical financial positions and results of operations of Simmons, OKSB and First Texas and have been prepared to illustrate the effects of the OKSB merger and First Texas merger under the acquisition method of accounting with Simmons treated as the acquirer. The following unaudited pro forma combined condensed consolidated financial statements have been prepared using the acquisition method of accounting, giving effect to our completed acquisition of Hardeman County Investment Company, Inc., or HCIC, which closed on May 15, 2017, and our announced acquisitions of OKSB and First Texas. The unaudited pro forma combined condensed consolidated balance sheets combine the historical financial information of Simmons and HCIC, OKSB and First Texas as of June 30, 2017, and assume that the acquisitions were completed on that date. The unaudited pro forma combined condensed consolidated statements of income for the six-month period ended June 30, 2017 and the 12-month period ended December 31, 2016 give effect to the acquisitions as if the transactions had been completed on January 1, 2016.
The unaudited pro forma combined condensed consolidated financial statements are presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The unaudited pro forma combined condensed consolidated financial statements also do not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors.

Unaudited Pro Forma Combined Condensed
Consolidated Balance Sheets
As of June 30, 2017
		Acquisitions
(in thousands)	Simmons Historical	OKSB Historical	First Texas Historical	Pro Forma Acquisition Adjustments		Pro Forma Combined
ASSETS
Cash and non-interest bearing balances due from banks	$112,567	$37,898	$16,138	$(184,426)	(1),(2)	$(17,823)
Interest bearing balances due from banks	212,547	41,941	76,906	—		331,394
Cash and cash equivalents	325,114	79,839	93,044	(184,426)		313,571
Federal funds sold	4,500	—	—	—		4,500
Interest bearing balances due from banks – time	6,057	—	—	—		6,057
Investment securities – held-to-maturity	419,003	10,382	—	—		429,385
Investment securities – available-for-sale	1,190,600	424,031	61,827	—		1,676,458
Total investments	1,609,603	434,413	61,827	—		2,105,843
Mortgage loans held for sale	16,266	6,036	4,072	—		26,374
Assets held in trading accounts	50	—	—	—		50
Loans:
Legacy loans	5,000,572	—	—	—		5,000,572
Allowance for loan losses	(41,379)	(27,318)	(19,545)	46,863	(3)	(41,379)
Loans acquired, net of discount and allowance	1,224,739	1,965,598	2,138,966	(57,594)	(4)	5,271,709
Net loans	6,183,932	1,938,280	2,119,421	(10,731)		10,230,902
Premises and equipment	230,641	21,901	25,307	11,751	(5)	289,600
Foreclosed assets	26,012	—	—	—		26,012
Interest receivable	27,337	6,328	5,109	—		38,774
Bank owned life insurance	148,134	28,450	7,042	—		183,626
Goodwill	379,437	13,545	37,227	320,257	(6)	750,466
Other intangible assets	58,528	5,727	371	54,007	(7)	118,633
Other assets	52,697	38,416	25,491	(16,076)	(2),(8)	100,528
Total assets	$9,068,308	$2,572,935	$2,378,911	$174,782		$14,194,936
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing transaction accounts	$1,650,986	$557,159	$454,126	—		$2,662,271
Interest bearing transaction accounts and savings deposits	4,141,426	833,751	1,185,907	—		6,161,084
Time deposits	1,311,123	622,924	139,723	(1,032)	(9)	2,072,738
Total deposits	7,103,535	2,013,834	1,779,756	(1,032)		10,896,093
Federal funds purchased and securities sold under agreements to repurchase	121,419	11,705	50,000	—		183,124
Other borrowings	474,962	192,000	269,932	(101)	(10)	936,793
Subordinated debentures	67,312	46,393	30,225	(5,325)	(11)	138,605
Accrued interest and other liabilities	67,004	13,457	9,246	1,000	(12)	90,707
Total liabilities	7,834,232	2,277,389	2,139,159	(5,458)		12,245,322
Stockholders’ equity:
Common stock	322	21,260	7,877	(28,999)	(1),(13)	460
Surplus	761,754	123,772	171,579	420,049	(1),(13)	1,477,154
Undivided profits	483,322	192,961	62,507	(255,468)	(13)	483,322
Accumulated other comprehensive income (loss)	(11,322)	(292)	(321)	613	(13)	(11,322)
Treasury Stock	—	(42,155)	(1,890)	44,045	(13)	—
Total stockholders’ equity	1,234,076	295,546	239,752	180,240		1,949,614
Total liabilities and stockholders’ equity	$9,068,308	$2,572,935	$2,378,911	$174,782		$14,194,936

The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

Unaudited Pro Forma Combined Condensed
Consolidated Statements of Income
For the Six Months Ended June 30, 2017
		Acquisitions
(in thousands, except per share data)	Simmons Historical	OKSB Historical	First Texas Historical	Pro Forma Acquisition Adjustments		Pro Forma Combined
INTEREST INCOME
Loans	$142,277	$43,506	$45,792	$4,537	(14)	$236,112
Federal funds sold	14	—	—	—		14
Investment securities	19,441	4,087	532	—		24,060
Mortgage loans held for sale	271	—	—	—		271
Interest bearing balances due from banks	322	186	331	—		839
Other interest-earning assets	—	—	246	—		246
TOTAL INTEREST INCOME	162,325	47,779	46,901	4,537		261,542
INTEREST EXPENSE
Deposits	9,020	3,964	6,045	—	(15)	19,029
Federal funds purchased and securities
sold under agreements to repurchase	167	—	1,047	—		1,214
Other borrowings	2,753	1,088	888	—		4,729
Subordinated debentures	1,193	1,194	670	—		3,057
TOTAL INTEREST EXPENSE	13,133	6,246	8,650	—		28,029
NET INTEREST INCOME	149,192	41,533	38,251	4,537		233,513
Provision for loan losses	11,330	3,505	2,463	—		17,298
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	137,862	38,028	35,788	4,537		216,215
NON-INTEREST INCOME
Trust income	8,325	—	2,417	—		10,742
Service charges on deposit accounts	16,585	3,741	871	—		21,197
Other service charges and fees (includes insurance income)	4,712	872	142	—		5,726
Mortgage and SBA lending income	6,384	1,247	1,284	—		8,915
Investment banking income	1,327	—	144	—		1,471
Debit and credit card fees	16,593	868	489	—		17,950
Bank owned life insurance income	1,677	632	123	—		2,432
Gain (loss) on sale of securities	2,299	451	—	—		2,750
Other income	7,902	1,590	1,165	—		10,657
TOTAL NON-INTEREST INCOME	65,804	9,401	6,635	—		81,840
NON-INTEREST EXPENSE
Salaries and employee benefits	69,741	19,575	18,301	—		107,617
Occupancy expense, net	9,531	2,795	1,945	—		14,271
Furniture and equipment expense	8,993	1,896	993	—		11,882
Other real estate and foreclosure expense	1,106	53	10	—		1,169
Deposit insurance	1,460	546	645	—		2,651
Merger related costs	7,127	—	—	—		7,127
Other operating expenses	39,772	5,593	6,095	1,800	(16)	53,260
TOTAL NON-INTEREST EXPENSE	137,730	30,458	27,989	1,800		197,977
NET INCOME BEFORE INCOME TAXES	65,936	16,971	14,434	2,736		100,077
Provision for income taxes	20,751	5,874	5,044	1,073	(17)	32,742
NET INCOME	45,185	11,097	9,390	1,663		67,335
Preferred stock dividends	—	—	—	—		—
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$45,185	$11,097	$9,390	$1,663		$67,335
BASIC EARNINGS PER SHARE	$1.43	$0.59	$1.19			$1.49
DILUTED EARNINGS PER SHARE	$1.42	$0.59	$1.10			$1.48
Average common shares outstanding	31,585			13,750	(18)	45,335
Average diluted shares outstanding	31,794			13,750	(18)	45,544
The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

Unaudited Pro Forma Combined Condensed
Consolidated Statements of Income
For the Year Ended December 31, 2016
		Acquisition
(in thousands, except per share data)	Simmons Historical	HCIC Historical	HCIC Pro Forma Acquisition Adjustments		Pro Forma Simmons and HCIC Combined
INTEREST INCOME
Loans	$265,652	$13,475	$1,357	(a)	$280,484
Federal funds sold	57	36	—		93
Investment securities	33,479	3,349	—		36,828
Mortgage loans held for sale	1,102	7	—		1,109
Interest bearing balances due from banks	699	—	—		699
Other interest-earning assets	16	—	—		16
TOTAL INTEREST INCOME	301,005	16,867	1,357		319,229
INTEREST EXPENSE
Deposits	15,217	1,321	—		16,538
Federal funds purchased and securities sold under agreements to repurchase	273	113	—		386
Other borrowings	4,148	24	—		4,172
Subordinated debentures	2,161	145	—		2,306
TOTAL INTEREST EXPENSE	21,799	1,603	—		23,402
NET INTEREST INCOME	279,206	15,264	1,357		295,827
Provision for loan losses	20,065	120	—		20,185
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	259,141	15,144	1,357		275,642
NON-INTEREST INCOME
Trust income	15,442	—	—		15,442
Service charges on deposit accounts	32,414	3,470	—		35,884
Other service charges and fees (includes insurance income)	6,913	3,491	—		10,404
Mortgage and SBA lending income	22,442	338	—		22,780
Investment banking income	3,471	—	—		3,471
Debit and credit card fees	30,740	10	—		30,750
Bank owned life insurance income	3,324	234	—		3,558
Gain (loss) on sale of securities	5,848	70	—		5,918
Other income	18,788	41	—		18,829
TOTAL NON-INTEREST INCOME	139,382	7,654	—		147,036
NON-INTEREST EXPENSE
Salaries and employee benefits	133,457	9,741	—		143,198
Occupancy expense, net	18,667	2,057	—		20,724
Furniture and equipment expense	16,683	—	—		16,683
Other real estate and foreclosure expense	4,461	205	—		4,666
Deposit insurance	3,469	170	—		3,639
Merger related costs	4,835	—	—		4,835
Other operating expenses	73,513	3,990	523	(b)	78,026
TOTAL NON-INTEREST EXPENSE	255,085	16,163	523		271,771
NET INCOME BEFORE INCOME TAXES	143,438	6,635	834		150,907
Provision for income taxes	46,624	405	327	(c)	47,356
NET INCOME	96,814	6,230	507		103,551
Preferred stock dividends	24	—	—		24
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$96,790	$6,230	$507		$103,527
BASIC EARNINGS PER SHARE	$3.16	$38.22			$3.29
DILUTED EARNINGS PER SHARE	$3.13	$38.22			$3.26
Average common shares outstanding	30,646		800	(d)	31,446
Average diluted shares outstanding	30,964		800	(d)	31,764
The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

Unaudited Pro Forma Combined Condensed
Consolidated Statements of Income
For the Year Ended December 31, 2016
		Acquisitions
(in thousands, except per share data)	Pro Forma Simmons and HCIC Combined	OKSB Historical	First Texas Historical	Pro Forma Acquisition Adjustments		Pro Forma Combined
INTEREST INCOME
Loans	$280,484	$81,527	$77,971	$17,106	(14)	$457,088
Federal funds sold	93	—	—	—		93
Investment securities	36,828	7,407	1,134	—		45,369
Mortgage loans held for sale	1,109	—	—	—		1,109
Interest bearing balances due from banks	699	—	251	—		950
Other interest-earning assets	16	206	398	—		620
TOTAL INTEREST INCOME	319,229	89,140	79,754	17,106		505,229
INTEREST EXPENSE
Deposits	16,538	5,968	7,472	1,032	(15)	31,010
Federal funds purchased and securities sold under agreements to repurchase	386	—	2,118	—		2,504
Other borrowings	4,172	1,379	921	—		6,472
Subordinated debentures	2,306	2,350	1,340	—		5,996
TOTAL INTEREST EXPENSE	23,402	9,697	11,851	1,032		45,982
NET INTEREST INCOME	295,827	79,443	67,903	16,074		459,247
Provision for loan losses	20,185	4,769	2,109	—		27,063
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	275,642	74,674	65,794	16,074		432,184
NON-INTEREST INCOME
Trust income	15,442	—	4,925	—		20,367
Service charges on deposit accounts	35,884	7,638	1,688	—		45,210
Other service charges and fees (includes insurance income)	10,404	1,014	232	—		11,650
Mortgage and SBA lending income	22,780	2,672	2,970	—		28,422
Investment banking income	3,471	—	261	—		3,732
Debit and credit card fees	30,750	1,906	938	—		33,594
Bank owned life insurance income	3,558	899	85	—		4,542
Gain (loss) on sale of securities	5,918	294	—	—		6,212
Other income	18,829	1,662	2,627	—		23,118
TOTAL NON-INTEREST INCOME	147,036	16,085	13,726	—		176,847
NON-INTEREST EXPENSE
Salaries and employee benefits	143,198	37,724	33,536	—		214,458
Occupancy expense, net	20,724	6,417	3,828	—		30,969
Furniture and equipment expense	16,683	4,642	2,045	—		23,370
Other real estate and foreclosure expense	4,666	(222)	117	—		4,561
Deposit insurance	3,639	1,376	832	—		5,847
Merger related costs	4,835	—	—	—		4,835
Other operating expenses	78,026	13,309	10,493	3,600	(16)	105,428
TOTAL NON-INTEREST EXPENSE	271,771	63,246	50,851	3,600		389,468
NET INCOME BEFORE INCOME TAXES	150,907	27,513	28,669	12,474		219,563
Provision for income taxes	47,356	9,809	10,050	4,893	(17)	72,108
NET INCOME	103,551	17,704	18,619	7,581		147,455
Preferred stock dividends	24	—	22	—		46
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$103,527	$17,704	$18,597	$7,581		$147,409
BASIC EARNINGS PER SHARE	$3.29	$0.93	$2.40			$3.26
DILUTED EARNINGS PER SHARE	$3.26	$0.92	$2.18			$3.24
Average common shares outstanding	31,446			13,750	(18)	45,196
Average diluted shares outstanding	31,764			13,750	(18)	45,514
The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements.

Notes to Pro Forma Combined Condensed Consolidated Financial Statements
Note 1.   Basis of Presentation
The unaudited pro forma combined condensed consolidated financial statements and explanatory notes show the impact on the historical financial condition and results of operations of Simmons resulting from the HCIC, OKSB and First Texas acquisitions under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of HCIC, OKSB and First Texas are recorded by Simmons at their respective fair values as of the date the transaction is completed. The unaudited pro forma combined condensed consolidated balance sheets combine the historical financial information of Simmons (which includes HCIC), OKSB and First Texas as of June 30, 2017, and assume that the OKSB and First Texas acquisitions were completed on that date. The unaudited pro forma combined condensed consolidated statements of income for the six-month period ended June 30, 2017, and for the year ended December 31, 2016, give effect to the HCIC, OKSB and First Texas acquisitions as if the transactions had been completed on January 1, 2016.
Since the transactions are recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Simmons’ balance sheet. In addition, certain anticipated nonrecurring costs associated with the HCIC, OKSB and First Texas acquisitions such as potential severance, professional fees, legal fees and conversion-related expenditures are not reflected in the pro forma statements of income and will be expensed as incurred.
While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan losses and the allowance for loan losses, for purposes of the unaudited pro forma combined condensed consolidated statement of income for the six-month period ended June 30, 2017 and for the year ended December 31, 2016, Simmons assumed no adjustments to the historical amount of HCIC’s, OKSB’s, and First Texas’s provision for loan losses. If such adjustments were estimated, there could be a significant change to the historical amounts of provision for loan losses presented.
The HCIC transaction closed effective May 15, 2017 and is not a significant acquisition under SEC rules and regulations and, while not required to be presented, is provided for information purposes only. The unaudited pro forma combined condensed consolidated statements of income for the year ended December 31, 2016, are presented in two stages. The first stage presents the results of HCIC as combined with the historical results of Simmons and reflecting pro forma adjustments for the year ended December 31, 2016. The second stage presents the combined results of Simmons with HCIC, with the historical results and pro forma adjustments for OKSB and First Texas for the year ended December 31, 2016. These transactions combined are significant and subject to shareholder approval. The unaudited pro forma combined condensed consolidated statements of income for the six months ended June 30, 2017 include the results of HCIC from May 16, 2017 to June 30, 2017.
Note 2.   Merger and Acquisition Integration Costs
The retail branch operations, commercial lending activities, mortgage banking operations, trust and investment services, along with all other operations of HCIC, OKSB and First Texas will be integrated into Simmons Bank. The operation integration and the system conversion for HCIC are scheduled for September 2017. The operation integration and the system conversion for First Texas are scheduled for the first quarter of 2018. The operation integration and the system conversion for OKSB are scheduled for the second quarter of 2018.
The specific details of the plan to integrate the operations of HCIC, OKSB and First Texas will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where we may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. Simmons also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions.

Note 3.   Estimated Annual Cost Savings
Simmons expects to realize cost savings and to generate revenue enhancements from the OKSB and First Texas acquisitions. Revenue enhancements are expected from an expansion of trust services, SBA lending activities, consumer finance products and credit card services to the larger footprint of Simmons. Cost savings for First Texas are estimated at 32% of non-interest expense for the year ended December 31, 2016, and cost savings for OKSB are estimated at 35% of non-interest expense for the year ended December 31, 2016. These cost savings and revenue enhancements are not reflected in the pro forma combined condensed consolidated financial statements and there can be no assurance they will be achieved in the amount or manner currently contemplated.
Note 4.   Pro Forma Adjustments
The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial statements presented for OKSB and First Texas. All adjustments are based on current assumptions and valuations, which are subject to change. Unless otherwise noted, all adjustments are based on assumptions and valuations as of the merger agreement dates for the respective pending acquisitions and are subject to change.
(1)
Adjustment reflects the merger consideration expected to be paid for each acquisition. The merger consideration expected to be paid for OKSB is $478.5 million, consisting of  $383.5 million in Simmons common stock and $94.9 million in cash (based on Simmons’ closing common stock price of  $52.90 per share on June 30, 2017, OKSB shares of common stock outstanding of 18,686,273 as of June 30, 2017, and the right to receive $5.08 and 0.3880 shares of Simmons common stock for each share of OKSB common stock, pursuant to the OKSB merger agreement). The merger consideration expected to be paid for First Texas is $413.9 million, consisting of  $343.9 million in Simmons common stock and $70 million in cash (based on Simmons’ closing common stock price of  $52.90 per share on June 30, 2017 and the right to receive 6,500,000 shares of Simmons common stock and $70 million, pursuant to the First Texas merger agreement).

(2)
Adjustment represents the estimated seller-incurred merger expenses, which are expected to be paid immediately prior to the merger closing date, and the related tax benefit. Estimated seller-incurred merger expenses are $9.7 million for OKSB and the related tax benefit is $3.8 million. Estimated seller-incurred merger expenses are $9.8 million for First Texas and the related tax benefit is $3.8 million.

Estimated Simmons’-incurred merger expenses primarily including severance, professional, legal and conversion related expenditures, are not reflected in the pro forma combined condensed consolidated balance sheet as these integrated costs will be expensed by Simmons as required by U.S. generally accepted accounting principles, or GAAP.
(3)
Purchase accounting adjustment to eliminate each target’s allowance for loan losses, which cannot be carried over in accordance with GAAP.

(4)
Adjustment reflects the necessary write down of the acquired loan portfolios, allocated to each target as described below, based on Simmons’ evaluation of the loan portfolio during due diligence, which included review of approximately 45% of the portfolios.

OKSB: The total adjustment of  $33.4 million is comprised of approximately $7.0 million of non-accretable credit adjustments and approximately $26.4 million of accretable yield adjustments.
First Texas: The total adjustment of  $24.2 million is comprised of approximately $125,000 of non-accretable credit adjustments and approximately $24.1 million of accretable yield adjustments.
(5)
Adjustment made to reflect the estimated fair value of acquired premises and equipment, including all branches, based on Simmons’ evaluation during due diligence. Adjustment is ($1.2) million for OKSB and $13 million for First Texas.

(6)
Adjustment represents the excess of the consideration paid over the fair value of net assets acquired, net of the reversal of OKSB’s and First Texas’ previously recorded goodwill of  $13.5 million and $37.2 million, respectively. See Note (1) for additional information regarding how the pro forma purchase price was calculated. The reconciliation of the pro forma purchase price to goodwill recorded can be summarized as follows:

	OKSB	First Texas
Fair value of common shares issued	$383,539	$343,850
Cash consideration	94,926	70,000
Total pro forma purchase price	$478,465	$413,850
Fair value of assets acquired:
Cash and cash equivalents	$79,839	$93,044
Investment securities	434,413	61,827
Loans held for sale	6,036	4,072
Net loans	1,932,035	2,114,935
Bank premise and equipment	20,652	38,307
OREO, net of valuation allowance	—	—
Interest receivable	6,328	5,109
Bank owned life insurance	28,450	7,042
Core deposit intangible	29,398	30,707
Other assets	31,057	9,125
Total assets	2,568,208	2,364,168
Fair value of liabilities assumed:
Deposits	2,013,034	1,779,524
Fed funds purchased and securities sold under agreements to repurchase	11,705	50,000
Other borrowings	192,592	269,239
Subordinated debentures	41,893	29,400
Other liabilities	13,457	10,246
Total liabilities	2,272,681	2,138,409
Net assets acquired	$295,527	$225,759
Preliminary pro forma goodwill	$182,938	$188,091
(7)
Preliminary purchase accounting adjustment to establish a core deposit intangible in recognition of the fair value of core deposits acquired, which is approximately 1.9% of core deposit liabilities for OKSB and First Texas. This intangible asset represents the value of the relationships that OKSB and First Texas had with their deposit customers as of the date of acquisition. The preliminary fair value was estimated based on a discounted cash flow methodology that gave consideration to expected customers attrition rates, cost of the deposit base and the net maintenance cost attributable to customer deposits. A core deposit intangible asset of  $23.7 million was estimated for OKSB and $30.3 million for First Texas.

The adjustment includes a credit of  $2.1 million to reverse the intangibles recorded by OKSB and First Texas prior to their pending acquisition by Simmons.
(8)
Adjustment represents the estimated current and deferred income tax assets and liabilities recorded to reflect the differences in the carrying values of the acquired assets and assumed liabilities for financial reporting purposes and the cost basis for federal and state income tax purposes at Simmons’ combined federal and state income tax rate of 39.225%. OKSB is estimated to have a net deferred tax asset adjustment of  $3.6 million. First Texas is estimated to have a net deferred tax asset adjustment of  $12.5 million.

(9)
Adjustment reflects the estimated fair value discount of OKSB’s and First Texas’ time deposits of $800,000 and $232,000, respectively, based on Simmons’ evaluation during due diligence. The fair value was estimated using a discounted cash flow methodology based on current market rates for similar remaining maturities.

(10)
Adjustment made to reflect the Company’s estimate of the fair value of FHLB advances during due diligence, of which $592,000 is attributable to OKSB and ($693,000) is attributable to First Texas.

(11)
Adjustment reflects the Company’s estimated fair value discount of the trust preferred securities during due diligence, of which $4.5 million is attributable to OKSB and $825,000 is attributable to First Texas.

(12)
Adjustment made to reflect the Company’s estimate of the fair value of a reserve for unfunded commitments not previously recorded by First Texas. No adjustment was necessary for OKSB as the Company determined the existence of an adequate reserve during due diligence.

(13)
Purchase accounting adjustment to eliminate OKSB’s and First Texas’ previously existing equity accounts.

(14)
Upon completion of the mergers, Simmons will evaluate each acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. Subsequently, the accretable portion of the fair value adjustment will be accreted into earnings using the level yield method over the remaining maturity of the underlying loans. This adjustment represents the Company’s best estimate of the expected accretion that would have been recorded in 2016 and the first six months of 2017 assuming the mergers closed on January 1, 2016. Subsequent to the closing of the transactions, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly.

(15)
The pro forma adjustment to reflect the estimated fair value of time deposits of OKSB and First Texas based on current interest rates for comparable deposits will be amortized as an addition to the cost of such time deposits over an estimated life of one year.

(16)
The core deposit intangible will be amortized over Fifteen years on a straight-line basis. The annual amortization expense will be approximately $1.6 million and $2.0 million for OKSB and First Texas, respectively.

(17)
Reflects the tax impact of the pro forma acquisition adjustments at Simmons’ combined federal and state income tax rate of 39.225%.

(18)
Pro forma weighted average common shares outstanding assumes 7,250,274 common shares issued for OKSB and 6,500,000 common shares issued for First Texas.

(a)
Simmons has evaluated the acquired portfolio to estimate the necessary credit and interest rate fair value adjustments. Subsequently, the accretable portion of the fair value adjustment will be accreted into earnings using the level yield method over the remaining maturity of the underlying loans. For purposes of the pro forma impact on the year ended December 31, 2016, the net discount accretion was calculated by summing monthly estimates of accretion/amortization on each loan portfolio, which was calculated based on the remaining maturity of each loan pool. The overall weighted average maturity of the loan portfolio is approximately 4.6 years. The 2016 pro forma accretion income projected for Hardeman is $1.4 million. The estimated non-accretable yield portion of the net discount of approximately $956,000 will not be accreted into earnings.

(b)
The core deposit intangible will be amortized over 15 years on a straight-line basis. The annual amortization expense will be approximately $523,000.

(c)
Reflects the tax impact of the pro forma acquisition adjustments at Simmons’ combined federal and state income tax rate of 39.225%.

(d)
Pro forma weighted average common shares outstanding assumes the actual stock issued at the close of the HCIC merger on May 15, 2017 of 799,970 shares of common stock was outstanding for the full period presented.

COMPARATIVE PER SHARE DATA
(Unaudited)
Presented below are unaudited per share basic and diluted earnings, cash dividends and book value for (1) Simmons, OKSB, and First Texas on a historical basis, (2) Simmons and HCIC on a pro forma combined basis, (3) Simmons, HCIC, OKSB and First Texas on a pro forma combined basis and (3) Simmons pro forma and OKSB, and Simmons pro forma and First Texas on a pro forma equivalent basis, in each case for the fiscal year ended December 31, 2016 and as of and for the six months ended June 30, 2017. The information presented below should be read together with the historical consolidated financial statements of Simmons, OKSB, and First Texas, including the related notes, incorporated by reference into, or included in, this joint proxy statement/prospectus. See “Where You Can Find More Information.”
The unaudited pro forma adjustments are based upon available information and certain assumptions that Simmons, OKSB and First Texas management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the mergers, or the recently completed HCIC acquisition or consider any potential impacts of current market conditions or the mergers or the HCIC acquisition on revenues, expense efficiencies, asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the mergers, the operating results of both OKSB and First Texas will be reflected in the consolidated financial statements of Simmons on a prospective basis.
	Simmons Historical	OKSB Historical	First Texas Texas Historical	Simmons Pro Forma Combined(1)	OKSB Pro Forma Per Equivalent OKSB Share(2)	First Texas Pro Forma Per Equivalent First Texas Share(3)
Basic Earnings per common share
Six Months ended June 30, 2017	$1.43	$0.59	$1.19	$1.49	$0.58	$1.23
Year ended December 31, 2016	$3.16	$0.93	$2.40	$3.24	$1.26	$2.68
Diluted Earnings per common share
Six Months ended June 30, 2017	$1.42	$0.59	$1.10	$1.48	$0.57	$1.22
Year ended December 31, 2016	$3.13	$0.92	$2.18	$3.24	$1.26	$2.68
Cash Dividends Paid per common share(4)
Six Months ended June 30, 2017	$0.50	$0.16	$—	$0.50	$0.19	$0.41
Year ended December 31, 2016	$0.96	$0.32	$—	$0.96	$0.37	$0.79
Book Value per common share
Six Months ended June 30, 2017	$38.31	$15.82	$29.25	$43.00	$16.69	$35.56

(1)
The unaudited pro forma and pro forma per equivalent information for Simmons and HCIC gives effect to the acquisition of HCIC as of the May 15, 2017 effective date in the case of book value data, and as if the acquisition of HCIC had been effective as of January 1, 2016 in the case of the earnings per share and cash dividends data. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what would have occurred had these acquisitions taken place on January 1, 2016.

(2)
Computed by multiplying the Simmons pro forma combined amounts by the OKSB exchange ratio of 0.3880.

(3)
Computed by multiplying the Simmons pro forma combined amounts by the First Texas exchange ratio of 0.8269.

(4)
Pro forma combined cash dividends are based only upon Simmons’ historical amounts.

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein. See “Where You Can Find More Information.”
Risks Relating to the Mergers
Because the market price of Simmons common stock will fluctuate, the value of the merger consideration to be received by OKSB and First Texas shareholders is uncertain.
Upon completion of the mergers, each share of OKSB common stock (except for shares of OKSB common stock held directly or indirectly by OKSB or Simmons and any dissenting shares) will be converted into the right to receive the OKSB merger consideration, and each share of First Texas common stock (except for shares of First Texas common stock held directly or indirectly by First Texas or Simmons and any dissenting shares) will be converted into the right to receive the First Texas merger consideration. In each case, cash will be paid in lieu of any remaining fractional shares. Any change in the market price of Simmons common stock prior to the completion of each merger will affect the market value of the OKSB stock consideration and the First Texas stock consideration that OKSB and First Texas shareholders, respectively, will receive upon completion of the applicable merger. In addition, any change in the market price of Simmons common stock prior to the completion of the merger will affect the amount of First Texas cash consideration to be received in the First Texas merger. Stock price changes may result from a variety of factors that are beyond the control of Simmons, OKSB and First Texas, including, but not limited to, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the Simmons, OKSB and First Texas special meetings you will not know the precise market value of the consideration OKSB and First Texas shareholders will receive at the effective time of the merger. You should obtain current market quotations for shares of Simmons common stock before you vote.
The mergers and related transactions are subject to approval by Simmons, OKSB and First Texas shareholders.
The OKSB merger cannot be completed unless (1) the OKSB shareholders approve the OKSB merger by the affirmative vote of the holders of a majority of the shares of OKSB common stock that are outstanding and entitled to vote and (2) the Simmons shareholders approve the OKSB merger by the affirmative vote of the holders of a majority of the shares of Simmons common stock that are outstanding and entitled to vote. The OKSB merger is also subject to the consent of the Federal Reserve Board.
The First Texas merger cannot be completed unless (1) the First Texas shareholders approve the First Texas merger by the affirmative vote of the holders of at least two-thirds of the shares of First Texas common stock that are outstanding and entitled to vote and (2) the Simmons shareholders approve the First Texas merger by the affirmative vote of the holders of a majority of the shares of Simmons common stock that are outstanding and entitled to vote. The First Texas merger is also subject to the consent of the Federal Reserve Board and the TDB, among others.
Each merger is subject to a number of closing conditions which, if not satisfied or waived in a timely manner, would delay such merger or adversely impact the companies’ ability to complete the transactions.
The completion of each merger is subject to certain conditions, including, among others, the (1) receipt of the requisite shareholder approvals, (2) termination or expiration of all statutory waiting periods and receipt of all required regulatory approvals for such merger, without the imposition of any burdensome conditions or restrictions, and (3) other customary closing conditions set forth in the applicable merger agreements. See “The Merger Agreements — Conditions to Consummate the Mergers.” While it is currently anticipated that the mergers will be completed during the fourth quarter of 2017, there can be no assurance that such conditions will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, there can be no guarantee with respect to the timing of the closing of either merger or whether either merger will be completed at all.

Some of the conditions to the merger may be waived by Simmons, OKSB or First Texas without resoliciting shareholder approval of the merger agreement.
Some of the conditions set forth in the OKSB merger agreement and the First Texas merger agreement may be waived by OKSB or First Texas, respectively, or Simmons, subject to the agreement of the other party in specific cases. See “The Merger Agreements — Conditions to Consummate the Mergers.” If any conditions are waived, OKSB or First Texas, as applicable, and Simmons will evaluate whether an amendment of this joint proxy statement/prospectus and resolicitation of proxies is warranted. In the event that the OKSB board of directors or First Texas board of directors, as applicable, determines that resolicitation of shareholders is not warranted, OKSB or First Texas, as applicable, and Simmons will have the discretion to complete the merger without seeking further shareholder approval.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.
Before either merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board, the TDB in the case of First Texas, and various other securities, antitrust and other regulatory authorities. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Mergers — Regulatory Approvals Required for the Mergers.” An adverse development in any party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of either merger or require changes to the terms of either merger. Such conditions or changes could have the effect of delaying or preventing completion of either merger or imposing additional costs on or limiting the revenues of the combined company following either merger, any of which might have an adverse effect on the combined company following either merger. Accordingly, no assurance can be given that the necessary regulatory approvals will be received in time to effect the mergers in the fourth quarter of 2017. As of the date of this joint proxy statement/prospectus, Simmons, OKSB and First Texas have received the approval from the Federal Reserve to consummate each of the mergers, but Simmons and First Texas have not yet received approval from TDB for the First Texas merger. See “The Mergers — Regulatory Approvals Required for the Mergers.”
The opinions of the respective financial advisors to Simmons, OKSB and First Texas delivered to the parties’ respective boards of directors prior to the date of this joint proxy statement/prospectus do not reflect changes in circumstances since the respective dates of the opinions.
The Simmons board of directors has obtained fairness opinions dated December 14, 2016 and January 23, 2017 for the transactions with OKSB and First Texas, respectively, from Mercer. The OKSB board of directors received a fairness opinion from KBW on December 14, 2016. The First Texas board of directors received a fairness opinion from Stephens on January 23, 2017. Such opinions have not been updated as of the date of this joint proxy statement/prospectus and will not be updated at, or prior to, the time of the completion of the mergers. Changes in the operations and prospects of Simmons, OKSB or First Texas, general market and economic conditions and other factors that may be beyond the control of Simmons, OKSB and First Texas may alter the value of Simmons, OKSB or First Texas or the prices of shares of Simmons common stock, OKSB common stock or First Texas common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers are completed or as of any other date than the date of the opinions. Further, the Mercer and KBW opinions regarding the OKSB merger do not take the First Texas merger into consideration. The opinions that the Simmons, OKSB and First Texas boards of directors received from their respective financial advisors are attached as Annex C, Annex D, Annex E and Annex F to this joint proxy statement/prospectus. For a description of the opinions, see “The OKSB Merger — Opinion of OKSB’s Financial Advisor,” “The OKSB Merger — Opinion of Simmons’ Financial Advisor,” “The First Texas Merger — Opinion of First Texas’ Financial Advisor,” and “The First Texas Merger — Opinion of Simmons’ Financial Advisor.” For a description of the other factors considered by Simmons’ board of directors in determining to approve the mergers, see “The OKSB Merger — Simmons’ Reasons for the OKSB Merger; Recommendation of Simmons’ Board of Directors” and “The First Texas Merger — Simmons’ Reasons for the First Texas Merger; Recommendation of Simmons’ Board of Directors.” For a description of the other factors considered by OKSB’s board of directors in determining to approve the OKSB merger, see “The OKSB Merger — OKSB’s Reasons for the

Merger; Recommendation of OKSB’s Board of Directors.” For a description of the other factors considered by First Texas’ board of directors in determining to approve the First Texas merger, see “The First Texas Merger — First Texas’ Reasons for the First Texas Merger; Recommendation of First Texas’ Board of Directors.”
The merger agreements limit OKSB’s and First Texas’ ability to pursue alternative transactions by requiring OKSB and First Texas to pay termination fees under certain circumstances relating to alternative acquisition proposals.
The merger agreements generally prohibit OKSB and First Texas, as applicable, from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a business proposal that may be advantageous to OKSB shareholders or First Texas shareholders, as applicable, when compared to the terms and conditions of the mergers described in this joint proxy statement/prospectus. Under the merger agreements, if the board of directors of OKSB or First Texas at any time prior to obtaining shareholder approval for the applicable merger determines in good faith that, in light of a competing acquisition proposal or other circumstances, termination of the merger agreement is required in order for the applicable board of directors to comply with its fiduciary duties, then, as applicable, OKSB must pay a termination fee of  $20 million or First Texas must pay a termination fee of $18 million to Simmons. See “The Merger Agreements — Termination Fees.” These provisions could discourage a potential competing acquirer that might have an interest in acquiring OKSB or First Texas from considering or making a competing acquisition proposal, even if the potential competing acquirer was prepared to pay consideration with a higher per share cash value than that market value proposed to be received or realized in the applicable merger with Simmons, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the applicable merger agreement.
If either or both of the mergers are not completed, Simmons, OKSB and First Texas will have incurred substantial expenses without realizing the expected benefits of the mergers.
Each of Simmons, OKSB and First Texas has incurred and will incur substantial non-recurring expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreements, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC and other regulatory agencies in connection with the mergers. While each of Simmons, OKSB and First Texas have assumed that a certain level of expenses would be incurred in connection with the mergers, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses. If either or both of the mergers are not completed, Simmons, OKSB and/or First Texas will have to recognize these expenses without realizing the expected benefits of the mergers.
Simmons, OKSB and First Texas will be subject to business uncertainties and OKSB and First Texas will be subject to contractual restrictions on their respective operations while the mergers are pending.
Simmons, OKSB and First Texas will be subject to business uncertainties and OKSB and First Texas will be subject to contractual restrictions on their respective operations while the mergers are pending. For instance, uncertainty about the effect of the mergers on employees and customers may have an adverse effect on Simmons, OKSB or First Texas. These uncertainties may impair Simmons’, OKSB’s or First Texas’ ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with Simmons, OKSB or First Texas to seek to change existing business relationships with Simmons, OKSB or First Texas. Retention of certain employees by Simmons, OKSB or First Texas may be challenging while the mergers are pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, Simmons’ business, OKSB’s business or First Texas’ business could be harmed. The pursuit of the mergers and the preparation for the integration may place a significant burden on management and internal resources of Simmons, OKSB and First Texas. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Simmons’, OKSB’s or First Texas’ financial results. In addition, subject to certain exceptions, each of OKSB and First Texas has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to closing of their respective mergers. See “The Merger Agreements — Covenants and Agreements” for a description of the restrictive covenants applicable to Simmons, OKSB and First Texas.
Termination of either of the merger agreements could negatively impact Simmons, OKSB or First Texas.
If either or both of the merger agreements are terminated, there may be various negative consequences. For example, Simmons’, OKSB’s or First Texas’ businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of completing the mergers. Additionally, if either or both of the merger agreements are terminated, the market price of Simmons common stock or OKSB common stock could decline to the extent that the current market price reflects a market assumption that the mergers will be completed.
Certain of OKSB’s and First Texas’ directors and executive officers have interests in the mergers that may differ from the interests of OKSB’s and First Texas’ shareholders.
OKSB and First Texas shareholders should be aware that some of OKSB’s and First Texas’ directors and executive officers have interests in the applicable merger and have arrangements that are different from, or in addition to, those of OKSB and First Texas shareholders generally. These interests include the following:
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All unvested restricted stock awards with respect to OKSB shares and First Texas shares which remain outstanding immediately prior to completion of each merger will immediately vest upon the effective time of each merger and will be converted automatically into the right to receive the OKSB merger consideration or the First Texas merger consideration, as applicable. Based on the OKSB merger consideration being $[•], and assuming the merger is completed in the fourth quarter of 2017, the value of all shares of restricted stock that are held by OKSB’s directors and executive officers as a group would be approximately $[•]. Based on the First Texas merger consideration being $[•], and assuming the merger is completed in the fourth quarter of 2017, the value of all shares of restricted stock units that are held by First Texas’ directors and executive officers as a group would be approximately $[•].

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OKSB has entered into employment agreements or change of control agreements with its executive officers, which obligate OKSB to pay certain severance benefits to such OKSB executive officers in the event of termination without cause or resignation under certain circumstances constituting an effective termination within 24 months following a change of control, such as the OKSB merger.

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It is expected that following the completion of the OKSB merger, Mark W. Funke, currently the president and chief executive officer of OKSB and OKSB Bank, will become an officer of Simmons Bank after consummation of the merger of OKSB Bank with and into Simmons Bank. Similarly, it is expected that following the completion of the First Texas merger, Vernon Bryant, currently the chief executive officer of First Texas and Chairman and chief executive officer of First Texas Bank, will become an officer of Simmons Bank after the consummation of the merger of First Texas Bank with and into Simmons Bank.

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It is expected that Russell W. Teubner and Tom Purvis, currently members of the OKSB board of directors and the First Texas board of directors, respectively, will be appointed to the Simmons board of directors.

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While there are no other employment or other agreements being offered to employees or directors of OKSB or First Texas, Simmons expects to retain most of the officers and other employees of OKSB and First Texas after the mergers, and such employees will then participate in the employee benefit plans of Simmons and receive credit for prior service.

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Simmons agreed in each of the merger agreements to indemnify the OKSB and First Texas directors and officers for any claims or actions related to their respective mergers or merger agreements and to provide liability insurance to OKSB and First Texas officers and directors for a six-year period following the completion of each merger as long as the respective premiums to be paid are not more than 200% of the current annual premium paid by OKSB or First Texas, respectively, for such insurance.

These interests and arrangements may create conflicts of interest and may cause some of these persons to view the proposed transaction differently than you view it. The OKSB board of directors and First Texas board of directors were aware of these interests and considered these interests, among other matters, when making their respective decisions to approve their respective merger agreements, and in recommending that OKSB and First Texas shareholders vote in favor of approving their applicable mergers agreements. For a more complete description of these interests, see “The OKSB Merger — Interests of OKSB’s Directors and Executive Officers in the OKSB Merger” and “The First Texas Merger — Interests of First Texas’ Directors and Executive Officers in the First Texas Merger.”
In connection with the announcement of the OKSB merger agreement, a lawsuit has been filed and is pending, seeking, among other things, to enjoin the OKSB shareholder meeting and the OKSB merger, and an adverse judgment in this lawsuit may prevent the OKSB merger from becoming effective within the expected time frame (if at all).
A putative shareholder class action complaint relating to the OKSB merger has been filed. This action, Bergman v. Southwest Bancorp Inc. et al. was filed in the United States District Court for the Western District of Oklahoma on August 9, 2017. The complaint names as defendants OKSB, its directors and certain of its officers. The complaint alleges that the members of the OKSB board of directors violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 by filing a preliminary proxy statement that allegedly contains materially incomplete and misleading information. The plaintiffs seek to enjoin the defendants from holding the OKSB special meeting and taking any steps to consummate the OKSB merger, or, in the event the OKSB merger is consummated, damages, attorneys’ fees and costs, and other and further relief. At this time, it is not possible to predict the outcome of this proceeding or any other legal proceedings that are initiated by putative shareholders of Simmons, OKSB or First Texas, but such proceedings may prevent the completion of the OKSB merger or First Texas merger and result in significant legal expenses and diversion of management time for one or more of Simmons, OKSB or First Texas. See “The Mergers — Litigation Relating to the OKSB Merger” beginning on page 143.
Risks Related to the Combined Company Following the Mergers
Combining OKSB and First Texas with Simmons may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the mergers may not be realized.
Simmons, OKSB and First Texas have operated and, until the completion of the mergers, will continue to operate, independently. The success of the mergers, including anticipated benefits and cost savings, will depend, in part, on Simmons’ ability to successfully combine and integrate the businesses of OKSB and First Texas with Simmons in a manner that permits growth opportunities and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of the companies’ ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the mergers. The loss of key employees could adversely affect Simmons’ ability to successfully conduct its business, which could have an adverse effect on Simmons’ financial results and the value of Simmons common stock. If Simmons experiences difficulties with the integration process, the anticipated benefits of the mergers may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Simmons, OKSB and/or First Texas to lose customers or cause customers to remove their accounts from Simmons, OKSB and/or First Texas and move their business to competing financial institutions. In addition, integration efforts will divert management attention and resources. These integration matters could have an adverse effect on the combined company during this transition period and for an undetermined period after completion of the mergers on the combined company. In addition, the actual cost savings of the mergers could be less than anticipated.
Simmons may fail to realize the cost savings estimated for the mergers.
Simmons estimates that it will achieve cost savings from the mergers when the three companies have been fully integrated. However, it is possible that the estimates of the potential cost savings could turn out to be incorrect. The integration of OKSB and First Texas’ businesses with Simmons may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. In addition, growth and cost savings, if achieved, may be lower than what Simmons expects and may take longer to achieve than anticipated. If Simmons is unable to adequately address integration challenges, Simmons may be unable to successfully integrate OKSB’s and/or First Texas’ operations, or to realize the anticipated benefits of the integration of the three companies.
The shares of Simmons common stock to be received by OKSB and First Texas shareholders as a result of the mergers will have different rights from the shares of OKSB common stock and First Texas common stock.
Upon completion of the mergers, OKSB and First Texas shareholders will become Simmons shareholders and their rights as shareholders will be governed by Arkansas law and Simmons’ articles of incorporation and bylaws. The rights associated with OKSB and First Texas common stock are different from the rights associated with Simmons common stock. See “Comparison of Shareholders’ Rights of Simmons and OKSB” and “Comparison of Shareholders’ Rights of Simmons and First Texas” for a further discussion of the different rights associated with Simmons common stock.
Holders of Simmons, OKSB and First Texas common stock will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.
Holders of Simmons, OKSB and First Texas common stock currently have the right to vote for the election the directors and on other matters affecting Simmons, OKSB and First Texas, respectively. Upon the completion of the mergers, each OKSB and First Texas shareholder who receives shares of Simmons common stock will become a shareholder of Simmons with a percentage ownership of Simmons that is smaller than such shareholder’s percentage ownership of OKSB or First Texas, as applicable. Following completion of both mergers, OKSB shareholders will own approximately [•]% of the combined company, First Texas shareholders will own approximately [•]% of the combined company and existing Simmons shareholders will own approximately [•]% of the combined company. Because of this, OKSB and First Texas shareholders will have less influence on the management and policies of Simmons than they now have on the management and policies of OKSB and First Texas, respectively, and existing Simmons shareholders may have less influence than they now have on the management and policies of Simmons.
Risks Related to an Investment in Simmons Common Stock
The market price of Simmons common stock after the merger may be affected by factors different from those affecting its shares currently.
Upon completion of the mergers, holders of OKSB and First Texas common stock will become holders of Simmons common stock. Simmons’ business differs in important respects from that of OKSB and First Texas, and, accordingly, the results of operations of the combined company and the market price of Simmons common stock after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of Simmons, OKSB and First Texas. For a discussion of the businesses of Simmons, OKSB and First Texas and of some important factors to consider in connection with those businesses, see “Information About Simmons,” “Information About OKSB,” “Information About First Texas” and “Where You Can Find More Information.”
The market price of Simmons common stock may decline as a result of the mergers.
The market price of Simmons common stock may decline as a result of the mergers if Simmons does not achieve the perceived benefits of the mergers or the effect of the mergers on Simmons’ financial results is not consistent with the expectations of financial or industry analysts. In addition, upon completion of the mergers, Simmons, OKSB and First Texas shareholders will own interests in a combined company operating an expanded business with a different mix of assets, risks and liabilities. Existing Simmons, OKSB and First Texas shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of the combined company.
The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations after the mergers may differ materially.
The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Simmons’ actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon assumptions and preliminary estimates, to record the OKSB and First Texas identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus with respect to OKSB and First Texas is preliminary, and final allocation of the purchase price for each transaction will be based upon the actual purchase price and the fair value of the assets and liabilities of OKSB and First Texas as of the date of the completion of the applicable merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.”
Simmons’ management will have broad discretion as to the use of assets acquired from these mergers, and Simmons may not use these assets effectively.
Simmons’ management will have broad discretion in the application of the assets from these mergers and could utilize the assets in ways that do not improve Simmons’ results of operations or enhance the value of its common stock. OKSB and First Texas shareholders will not have the opportunity, as part of their investment decision, to assess whether these acquired assets are being used appropriately. Simmons’ failure to utilize these assets effectively could have a material adverse effect on the combined company, delay the development of products and cause the price of Simmons common stock to decline.
The holders of Simmons’ subordinated debentures have rights that are senior to those of Simmons shareholders. If Simmons defers payments of interest on Simmons’ outstanding subordinated debentures or if certain defaults relating to those debentures occur, Simmons will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, Simmons common stock.
Simmons has $60.5 million of subordinated debentures issued in connection with trust preferred securities, and Simmons will assume approximately $46.4 million of subordinated debentures if Simmons completes the OKSB merger and approximately $30.3 million of subordinated debentures and promissory notes if Simmons completes the First Texas merger. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by Simmons. The subordinated debentures are senior to shares of Simmons common stock. As a result, Simmons must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on Simmons common stock and, in the event of Simmons’ bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of Simmons common stock. Simmons has the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of Simmons capital stock. If Simmons elects to defer or if we default with respect to its obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of Simmons common stock. Moreover, without notice to or consent from the holders of Simmons common stock, Simmons may issue additional series of subordinated debt securities in the future with terms similar to those of the existing subordinated debt securities or enter into other financing agreements that limit its ability to purchase or to pay dividends or distributions on Simmons capital stock.
Simmons may be unable to, or choose not to, pay dividends on Simmons common stock.
Simmons cannot assure you of its ability to continue to pay dividends. Simmons’ ability to pay dividends depends on the following factors, among others:

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Simmons may not have sufficient earnings as its primary source of income, the payment of dividends to Simmons by its subsidiary banks, is subject to federal and state laws that limit the ability of those banks to pay dividends;

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Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition; and

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Simmons’ board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of Simmons’ operations, is a better strategy.

If Simmons fails to pay dividends, capital appreciation, if any, of Simmons common stock may be the sole opportunity for gains on an investment in Simmons common stock. In addition, in the event Simmons’ subsidiary banks become unable to pay dividends to Simmons, Simmons may not be able to service Simmons’ debt or pay Simmons’ other obligations or pay dividends on Simmons common stock. Accordingly, Simmons’ inability to receive dividends from Simmons’ subsidiary banks could also have a material adverse effect on Simmons’ business, financial condition and results of operations and the value of your investment in Simmons common stock.
There may be future sales of additional common stock or preferred stock or other dilution of Simmons’ equity, which may adversely affect the value of Simmons common stock.
Simmons is not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The value of Simmons common stock could decline as a result of sales by Simmons of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.
Anti-takeover provisions could negatively impact Simmons shareholders.
Provisions of Simmons’ articles of incorporation and bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire Simmons, even if doing so would be perceived to be beneficial to Simmons shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of Simmons common stock. These provisions could also discourage proxy contests and make it more difficult for holders of Simmons common stock to elect directors other than the candidates nominated by Simmons’ board of directors.
Simmons’ rights and the rights of Simmons shareholders to take action against Simmons’ directors and officers are limited.
Simmons’ articles of incorporation eliminate Simmons’ directors’ liability to Simmons and its shareholders for money damages for breach of fiduciary duties as a director to the fullest extent permitted by Arkansas law. Arkansas law provides that an officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in Simmons’ best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances.
Simmons’ articles of incorporation and bylaws also require Simmons to indemnify Simmons’ directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Arkansas law. As a result, Simmons shareholders and Simmons may have more limited rights against Simmons’ directors and officers than might otherwise exist under common law. In addition, Simmons may be obligated to fund the defense costs incurred by Simmons’ directors and officers.
An investment in Simmons common stock is not an insured deposit.
An investment in Simmons common stock is not a bank deposit and is not insured or guaranteed by the FDIC, the Deposit Insurance Fund, or any other government agency. Accordingly, you should be capable of affording the loss of any investment in Simmons common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 giving Simmons’, OKSB’s or First Texas’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “budget,” “expect,” “foresee,” “anticipate,” “intend,” “indicate,” “target,” “estimate,” “plan,” “project,” “continue,” “contemplate,” “positions,” “prospects,” “predict,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transactions involving Simmons, OKSB and First Texas, including future financial and operating results, the combined company’s plans, objectives, expectations, strategies and intentions and other statements that are not historical facts. These forward-looking statements are based on various assumptions (some of which may be beyond our control) and involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by such forward-looking statements. In addition to the factors disclosed by us under the caption “Risk Factors” and elsewhere in this document, and to factors previously disclosed by Simmons’ reports filed with the SEC and incorporated by reference herein, the following factors, among others, could cause actual results to differ materially and adversely from our forward-looking statements:
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ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Simmons, OKSB and First Texas shareholders, on the expected terms and schedule;

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delay in closing the mergers;

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difficulties and delays in integrating the business of OKSB and First Texas with Simmons, or fully realizing expected cost savings and other benefits from the integration of the businesses;

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business disruption following the proposed transactions;

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diversion of management time on issues relating to the mergers;

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changes in asset quality and credit risk;

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the inability to sustain revenue and earnings growth;

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changes in interest rates and capital markets;

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inflation;

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customer borrowing, repayment, investment and deposit practices;

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customer disintermediation;

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the introduction, withdrawal, success and timing of business initiatives;

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competitive conditions;

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economic conditions;

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changes in Simmons common stock price before closing, including as a result of the financial performance of Simmons, OKSB or First Texas prior to closing;

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the reaction to the transactions of the companies’ customers, employees and counterparties;

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the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board, the FDIC, Arkansas State Bank Department, the OSBD, the TDB and legislative and regulatory actions and reforms; and

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failure to consummate or delay in consummating the mergers for any other reason.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Simmons claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference in this joint proxy statement/prospectus. Simmons, OKSB and First Texas do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the mergers or other matters addressed in this joint proxy statement/prospectus and attributable to Simmons, OKSB, First Texas or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

THE SIMMONS SPECIAL MEETING
This section contains information for Simmons shareholders about the special meeting that Simmons has called to allow its shareholders to consider and vote on the merger agreements and other related matters. Simmons is mailing this joint proxy statement/prospectus to Simmons shareholders, on or about October 18, 2017. This joint proxy statement/prospectus is accompanied by a notice of the Simmons special meeting of Simmons shareholders and a proxy card that Simmons’ board of directors is soliciting for use at the Simmons special meeting and at any adjournments or postponements of the Simmons special meeting. Reference to “you” and “your” in this section are to Simmons shareholders.
Date, Time and Place of Simmons Special Meeting
The special meeting of Simmons shareholders will be held on October 18, 2017 in the Ryburn Community Room of Simmons’ Pine Bluff, Arkansas, headquarters (501 Main St., Pine Bluff, Arkansas, 71601), at 11:00 a.m. local time.
Matters to Be Considered
At the special meeting of shareholders, you will be asked to consider and vote upon the following matters:
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the OKSB merger proposal;

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the First Texas merger proposal;

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the Simmons director proposal;

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the Simmons/OKSB adjournment proposal, if necessary or appropriate; and

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the Simmons/First Texas adjournment proposal, if necessary or appropriate.

Recommendation of Simmons’ Board of Directors
Simmons’ board of directors has determined that the merger agreements and the transactions contemplated thereby, including the mergers, are in the best interests of Simmons and its shareholders, has unanimously approved and adopted the merger agreements and unanimously recommends that you vote “FOR” the OKSB merger proposal, “FOR” the First Texas merger proposal, “FOR” the Simmons director proposal, “FOR” the Simmons/OKSB adjournment proposal, if necessary or appropriate, and “FOR” the Simmons/First Texas adjournment proposal, if necessary or appropriate. See “The OKSB Merger — Simmons’ Reasons for the OKSB Merger; Recommendation of Simmons’ Board of Directors”; and “The First Texas Merger — Simmons’ Reasons for the First Texas Merger; Recommendation of Simmons’ Board of Directors.”
Record Date and Quorum
The Simmons board of directors has fixed the close of business on September 8, 2017 as the record date for determining the holders of Simmons common stock entitled to receive notice of and to vote at the Simmons special meeting, which we refer to as the Simmons record date. Only Simmons shareholders at the close of business on the Simmons record date will be entitled to vote at the Simmons special meeting.
As of the Simmons record date, there were [•] shares of Simmons common stock outstanding and entitled to vote at the Simmons special meeting held by approximately [•] holders of record. Each share of Simmons common stock entitles the holder to one vote at the Simmons special meeting on each proposal to be considered at the Simmons special meeting.
The representation (in person or by proxy) of a majority of the shares of Simmons common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of Simmons common stock present in person or represented by proxy, including abstentions, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Simmons special meeting.

Required Vote; Treatment of Abstentions and Failure to Vote
To approve the OKSB merger proposal and the First Texas merger proposal, a majority of the shares of Simmons common stock outstanding and entitled to vote thereon must be voted in favor of each proposal. To approve each of the Simmons director proposal, the Simmons/OKSB adjournment proposal and the Simmons/First Texas adjournment proposal, a majority of the shares of Simmons common stock cast on each such proposal must be voted in favor of the proposal. A quorum required for the vote on the Simmons director proposal, but is not required for the Simmons/OKSB adjournment proposal or the Simmons/First Texas adjournment proposal.
If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the Simmons special meeting, or you are a “street name holder” and fail to instruct your bank or broker how to vote with respect to either of the merger proposals, it will have the same effect as a vote “AGAINST” the applicable merger proposal. If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the Simmons special meeting, or are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the Simmons director proposal, Simmons/OKSB adjournment proposal or the Simmons/First Texas adjournment proposal, it will have no effect on such proposals.
Shares Held by Officers and Directors
As of the record date, there were [•] shares of Simmons common stock entitled to vote at the Simmons special meeting. Also as of the record date, the directors and executive officers of Simmons and their affiliates beneficially owned and were entitled to vote approximately [•] shares of Simmons common stock representing approximately [•]% of the shares of Simmons common stock outstanding on that date. Simmons currently expects that Simmons’ directors and executive officers will vote their shares in favor of each of the proposals to be considered and voted upon at the Simmons special meeting, although none of them has entered into any agreements obligating them to do so.
Voting on Proxies; Incomplete Proxies
A Simmons shareholder may vote by proxy or in person at the Simmons special meeting. If you hold your shares of Simmons common stock in your name as a shareholder of record, to submit a proxy, you, as a Simmons shareholder, may use one of the following methods:
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Through the internet: by visiting [insert website] and following the instructions. You are encouraged to vote through the internet.

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By telephone: by calling [insert phone number] and following the recorded instructions.

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By mail: by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Simmons requests that Simmons shareholders vote through the internet, by telephone or by completing the accompanying proxy card and returning it to Simmons as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Simmons common stock represented by it will be voted at the Simmons special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Simmons common stock represented by the proxy card will be voted as recommended by the Simmons board of directors.
If a Simmons shareholder’s shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine how to vote, including whether it may vote by the internet or telephone.
Every Simmons shareholder’s vote is important. Accordingly, each Simmons shareholder should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not the Simmons shareholder plans to attend the Simmons special meeting in person. Sending in your proxy card or voting by the internet or telephone will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes
Under stock exchange rules, banks, brokers and other nominees who hold shares of Simmons common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Simmons expects that all proposals to be voted on at the Simmons special meeting will be “non-routine” matters. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Simmons special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Simmons common stock in “street name,” your broker, bank or other nominee will vote your shares of Simmons common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.
Revocability of Proxies and Changes to a Simmons Shareholder’s Vote
If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Simmons’ corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting by telephone or the internet at a later time.
Any Simmons shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Simmons’ corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.
Written notices of revocation and other communications about revoking your proxy card should be addressed to:
Simmons First National Corporation
501 Main Street
P.O. Box 7009
Pine Bluff, Arkansas 71611
Attention: Patrick A. Burrow
If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.
Participants in the Simmons 401(k) Plan
You will be given the opportunity to instruct the trustee of the Simmons 401(k) Plan how to vote the shares that you hold in your account. To the extent that you do not timely give such instructions, although the trustee has the power to vote any unvoted shares, the trustee will not vote any shares held in the Simmons 401(k) Plan that are not voted by a participant.
Solicitation of Proxies
Simmons is soliciting proxies from its shareholders in conjunction with the OKSB merger and First Texas merger. Simmons will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, Simmons will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Simmons common stock and secure their voting instructions. Simmons will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Simmons may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Simmons shareholders, either personally or by telephone, facsimile, letter or electronic means. Simmons has also made arrangements with Eagle Rock Proxy Advisors to assist it in soliciting proxies and has agreed to pay approximately $[•] plus reasonable expenses for these services.
Attending the Meeting
Subject to space availability, all Simmons shareholders as of the record date, or their duly appointed proxies, may attend the Simmons special meeting. Since seating is limited, admission to the Simmons special meeting will be on a first-come, first-served basis.
If you hold your shares of Simmons common stock in your name as a shareholder of record and you wish to attend the Simmons special meeting, please bring your proxy card to the Simmons special meeting. You should also bring valid picture identification. We encourage you to register your vote through the internet or by telephone whenever possible. When a shareholder submits a proxy through the internet or by telephone, his or her proxy is recorded immediately. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted — whether through the internet, by telephone or by mail — will be superseded by any vote that you cast at the Simmons special meeting.
If your shares of Simmons common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the Simmons special meeting, you need to bring a letter from the record holder of our shares confirming your ownership and a valid photo identification in order to be admitted to the meeting. A copy or printout of a brokerage statement will not be sufficient without a signed letter from the bank, broker or other nominee through which you beneficially own Simmons common stock. Simmons reserves the right to refuse admittance to anyone without proper proof of share ownership and without valid photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without express written consent of Simmons.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified Simmons of their desire to receive multiple copies of the joint proxy statement/prospectus.
Simmons will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Investor Relations at 501 Main Street, P.O. Box 7009, Pine Bluff, Arkansas 71611 or by telephone at (870) 541-1243.
Assistance
If you need assistance in completing your proxy card, have any questions regarding Simmons’ special meeting, or voting by mail, telephone or the internet or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at 501 Main Street, P.O. Box 7009, Pine Bluff, Arkansas 71611 or by telephone at (870) 541-1243, or Simmons’ proxy solicitor, Eagle Rock Proxy Advisors, at the following address or phone number: 12 Commerce Drive, Cranford, New Jersey 07016 or (888) 859-0692.

THE OKSB SPECIAL MEETING
This section contains information for OKSB shareholders about the special meeting that OKSB has called to allow its shareholders to consider and vote on the OKSB merger proposal and other related matters. OKSB is mailing this joint proxy statement/prospectus to OKSB shareholders, on or about [•], 2017. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of OKSB shareholders and a proxy card that OKSB’s board of directors is soliciting for use at the OKSB special meeting and at any adjournments or postponements of the special meeting. References to “you” and “your” in this section are to OKSB shareholders.
Date, Time and Place of Meeting
The special meeting of OKSB shareholders will be held on October 17, 2017, at 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, at 10:00 a.m. local time.
Matters to Be Considered
At the OKSB special meeting, OKSB shareholders will be asked to consider and vote upon the following matters:
•
the OKSB merger proposal;

•
the OKSB compensation proposal; and

•
the OKSB adjournment proposal, if necessary or appropriate.

Recommendation of OKSB’s Board of Directors
OKSB’s board of directors has determined that the OKSB merger proposal and the transactions contemplated thereby, including the OKSB merger, are in the best interests of OKSB and its shareholders, has unanimously approved and adopted the OKSB merger agreement and unanimously recommends that you vote “FOR” the OKSB merger proposal, “FOR” the OKSB compensation proposal and “FOR” the OKSB adjournment proposal, if necessary or appropriate. See “The OKSB Merger — OKSB’s Reasons for the Merger; Recommendation of OKSB’s Board of Directors” for a more detailed discussion of OKSB’s board of directors’ recommendations.
Record Date and Quorum
The OKSB board of directors has fixed the close of business on September 8, 2017, as the record date for determining the holders of OKSB common stock entitled to receive notice of and to vote at the OKSB special meeting. Only OKSB shareholders at the close of business on the OKSB record date will be entitled to vote at the OKSB special meeting.
As of the OKSB record date, there were [•] shares of OKSB common stock outstanding and entitled to vote at the OKSB special meeting held by approximately [•] holders of record. Each share of OKSB common stock entitles the holder to one vote at the OKSB special meeting on each proposal to be considered at the OKSB special meeting.
The representation (in person or by proxy) of at least a majority of the outstanding shares of OKSB common stock outstanding on the record date will constitute a quorum for the transaction of business at the OKSB special meeting. All shares of OKSB common stock, whether present in person or represented by proxy, including abstentions, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the OKSB special meeting.
Required Vote; Treatment of Abstentions and Failure to Vote
To approve the OKSB merger proposal, a majority of the shares of OKSB common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. To approve the OKSB compensation proposal and the OKSB adjournment proposal, a majority of the shares of OKSB common stock present or represented and entitled to vote at the OKSB special meeting must be voted in favor of the proposal. A quorum is not required for the OKSB adjournment proposal.

If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote by telephone or the internet or in person at the OKSB special meeting, or you are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the OKSB merger proposal, it will have the same effect as a vote “AGAINST” the OKSB merger proposal. If you mark “ABSTAIN” on your proxy card, it will have the effect of a vote “AGAINST” the OKSB compensation proposal and the OKSB adjournment proposal. If you fail to either submit a proxy card or vote by telephone or the internet or in person at the OKSB special meeting, or are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the OKSB compensation proposal or the OKSB adjournment proposal, it will have no effect on such proposals.
Shares Held by Officers and Directors
As of the OKSB record date, there were [•] shares of OKSB common stock entitled to vote at the OKSB special meeting. Also as of the record date, the directors and executive officers of OKSB and their affiliates beneficially owned and were entitled to vote approximately [•] shares of OKSB common stock, representing approximately [•]% of the shares of OKSB common stock outstanding on that date. As of the record date, Simmons and its directors and executive officers beneficially held no shares of OKSB common stock. Concurrently with execution of the merger agreement, OKSB’s directors have entered into OKSB support agreements, solely in his or her capacity as a shareholder to vote his or her shares in favor of the OKSB merger proposal, and against certain competing acquisition proposals or other actions that would frustrate the purposes of, prevent or materially delay completion of the OKSB merger, as well as certain other restrictions with respect to the voting and transfer of such person’s shares of OKSB common stock. As of the record date, the OKSB directors party to these support agreements owned and were entitled to vote approximately [•] shares of OKSB common stock, representing approximately [•]% of the total shares of OKSB common stock outstanding on that date.
Voting on Proxies; Incomplete Proxies
An OKSB shareholder may vote by proxy or in person at the OKSB special meeting. If you hold your shares of OKSB common stock in your name as a shareholder of record, to submit a proxy, you, as an OKSB shareholder may use one of the following methods:
•
Through the internet: by visiting [•] and following the instructions. You are encouraged to vote through the internet.

•
By telephone: by calling [•] and following the recorded instructions.

•
By mail: by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

OKSB requests that OKSB shareholders vote through the internet, by telephone or by completing the accompanying proxy card and returning it to OKSB as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of OKSB common stock represented by it will be voted at the OKSB special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of OKSB common stock represented by the proxy card will be voted as recommended by the OKSB board of directors.
If an OKSB shareholder’s shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine how to vote.
Every OKSB shareholder’s vote is important. Accordingly, each OKSB shareholder should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not the OKSB shareholder plans to attend the OKSB special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes
Under stock exchange rules, brokers, banks and other nominees who hold shares of OKSB common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. OKSB expects that all proposals to be voted on at the OKSB special meeting will be “non-routine” matters. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the OKSB special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of OKSB common stock in “street name,” your broker, bank or other nominee will vote your shares of OKSB common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.
Revocability of Proxies and Changes to an OKSB Shareholder’s Vote
If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to OKSB’s secretary, (3) attending the OKSB special meeting in person, notifying the corporate secretary and voting by ballot at the OKSB special meeting, or (4) voting by telephone or the internet at a later time.
Any OKSB shareholder entitled to vote in person at the OKSB special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying OKSB’s secretary) of a shareholder at the OKSB special meeting will not constitute revocation of a previously given proxy.
Written notices of revocation and other communications about revoking your proxy card should be addressed to:
Southwest Bancorp, Inc.
6301 Waterford Blvd., Suite 400,
Oklahoma City, Oklahoma 73118,
Attention: Rusty LaForge
Telephone: (405) 427-4052
If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.
Solicitation of Proxies
OKSB is soliciting proxies from its shareholders in conjunction with the OKSB merger. OKSB will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, OKSB will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of OKSB common stock and secure their voting instructions. OKSB will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, OKSB may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the OKSB shareholders, either personally or by telephone, facsimile, letter or electronic means. OKSB has also made arrangements with Morrow Sodali LLC to assist it in soliciting proxies and has agreed to pay approximately $10,000 plus reasonable expenses for these services.
Attending the Meeting
Subject to space availability, all OKSB shareholders as of the record date, or their duly appointed proxies, may attend the OKSB special meeting. Since seating is limited, admission to the OKSB special meeting will be on a first-come, first-served basis. Registration and seating will begin at [•], local time.

If you hold your shares of OKSB common stock in your name as a shareholder of record and you wish to attend the OKSB special meeting, please bring your proxy card to the OKSB special meeting. You should also bring valid picture identification. We encourage you to register your vote through the internet or by telephone whenever possible. When a shareholder submits a proxy through the internet or by telephone, his or her proxy is recorded immediately. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted — whether through the internet, by telephone or by mail — will be superseded by any vote that you cast at the OKSB special meeting.
If your shares of OKSB common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the OKSB special meeting, you need to bring a letter from the record holder of your shares confirming your ownership, such as your most recent account statement, and a valid photo identification in order to be admitted to the meeting. A copy or printout of a brokerage statement will not be sufficient without a signed letter from the bank, broker or other nominee through which you beneficially own OKSB common stock. OKSB reserves the right to refuse admittance to anyone without proper proof of stock ownership and without valid photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without express written consent of OKSB.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified OKSB of their desire to receive multiple copies of the joint proxy statement/prospectus.
OKSB will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Southwest Bancorp, Inc., 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, Attention: Rusty LaForge, Telephone: (405) 427-4052.
Assistance
If you need assistance in completing your proxy card, have questions regarding OKSB’s special meeting, or would like additional copies of this joint proxy statement/prospectus, please contact Southwest Bancorp, Inc., 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, Attention: Rusty LaForge, Telephone: (405) 427-4052.

THE FIRST TEXAS SPECIAL MEETING
This section contains information for First Texas shareholders about the special meeting that First Texas has called to allow its shareholders to consider and vote on the First Texas merger proposal and other related matters. First Texas is mailing this joint proxy statement/prospectus to First Texas shareholders, on or about October 17, 2017. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of First Texas shareholders and a proxy card that First Texas’ board of directors is soliciting for use at the First Texas special meeting and at any adjournments or postponements of the special meeting. References to “you” and “your” in this section are to First Texas shareholders.
Date, Time and Place of Meeting
The special meeting of First Texas shareholders will be held on October 17, 2017, at Shady Oaks Country Club located at 320 Roaring Springs Road, Fort Worth, Texas 76114, at 4:00 p.m., local time.
Matters to Be Considered
At the First Texas special meeting, First Texas shareholders will be asked to consider and vote upon the following matters:
•
the First Texas merger proposal; and

•
the First Texas adjournment proposal, if necessary or appropriate.

Recommendation of First Texas’ Board of Directors
First Texas’ board of directors has determined that the First Texas merger proposal and the transactions contemplated thereby, including the First Texas merger, are in the best interests of First Texas and its shareholders, has unanimously approved and adopted the First Texas merger agreement and unanimously recommends that you vote “FOR” the First Texas merger proposal and “FOR” the First Texas adjournment proposal, if necessary or appropriate. See “The First Texas Merger — First Texas’ Reasons for the Merger; Recommendation of First Texas’ Board of Directors” for a more detailed discussion of First Texas’ board of directors’ recommendations.
Record Date and Quorum
The First Texas board of directors has fixed the close of business on September 8, 2017, as the record date for determining the holders First Texas common stock entitled to receive notice of and to vote at the First Texas special meeting. Only shareholders at the close of business on the First Texas record date will be entitled to vote at the First Texas special meeting.
As of the First Texas record date, there were [•] shares of First Texas common stock outstanding and entitled to vote at the First Texas special meeting held by approximately [•] holders of record. Each share of First Texas common stock entitles the holder to one vote at the First Texas special meeting on each proposal to be considered at the First Texas special meeting.
The presence (in person or by proxy) of First Texas shareholders entitled to cast a majority of votes at the First Texas special meeting will constitute a quorum for the transaction of business. All shares of First Texas common stock present in person or represented by proxy, including abstentions, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the First Texas special meeting.
Required Vote; Treatment of Abstentions and Failure to Vote
To approve the First Texas merger proposal, at least two-thirds of the shares of First Texas common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. To approve the First Texas adjournment proposal, a majority of the shares of First Texas common stock present or represented and entitled to vote at the First Texas special meeting must be voted in favor of the proposal. A quorum is not required for the OKSB adjournment proposal.

If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote in person at the First Texas special meeting, or you are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the First Texas merger proposal, it will have the same effect as a vote “AGAINST” the First Texas merger proposal. If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the First Texas adjournment proposal. If you fail to either submit a proxy card or vote in person, or if you are a “street name” holder and fail to instruct your bank or broker how to vote with respect to the First Texas adjournment proposal, it will have no effect on the proposal.
Shares Held by Officers and Directors
As of the record date, there were [•] shares of First Texas common stock entitled to vote at the First Texas special meeting. Also as of the record date, the directors and executive officers of First Texas and their affiliates beneficially owned and were entitled to vote approximately [•] shares of First Texas common stock, representing approximately [•]% of the shares of First Texas common stock outstanding on that date. First Texas currently expects that First Texas’ directors and executive officers will vote their shares in favor of the First Texas merger proposal and the First Texas adjournment proposal, although none of them has entered into any agreements obligating them to do so except in their capacity capacities as shareholders, as set forth below. As of the record date, Simmons and its directors and executive officers beneficially held no shares of First Texas common stock. Concurrently with execution of the merger agreement, certain of First Texas’ directors and officers have entered into First Texas support agreements, solely in his or her capacity as a shareholder to vote his or her shares in favor of the First Texas merger proposal, and against certain competing acquisition proposals or other actions that would frustrate the purposes of, prevent or materially delay completion of the First Texas merger, as well as certain other restrictions with respect to the voting and transfer of such person’s shares of First Texas common stock. As of the record date, the First Texas directors and officers party to these support agreements owned and were entitled to vote approximately [•] shares of First Texas common stock, representing approximately [•]% of the total shares of First Texas common stock outstanding on that date.
Voting on Proxies; Incomplete Proxies
A First Texas shareholder may vote by proxy or in person at the First Texas special meeting. If you hold your shares of First Texas common stock in your name as a shareholder of record, to submit a proxy, you, as a First Texas shareholder, may vote by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.
First Texas requests that First Texas shareholders vote by completing and signing the accompanying proxy card and returning it to First Texas as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of First Texas common stock represented by it will be voted at the First Texas special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of First Texas common stock represented by the proxy card will be voted as recommended by the First Texas board of directors.
If a First Texas shareholder’s shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine how to vote.
Every First Texas shareholder’s vote is important. Accordingly, each First Texas shareholder should sign, date and return the enclosed proxy card, whether or not the First Texas shareholder plans to attend the First Texas special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.
Shares Held in “Street Name”; Broker Non-Votes
Under stock exchange rules, banks, brokers and other nominees who hold shares of First Texas common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. First Texas expects that all proposals to be voted on at the First Texas special meeting will be “non-routine” matters. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the First Texas special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of First Texas common stock in “street name,” your broker, bank or other nominee will vote your shares of First Texas common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.
Revocability of Proxies and Changes to a First Texas Shareholder’s Vote
If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to First Texas’ corporate secretary, or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.
Any First Texas shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying First Texas’ corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.
Written notices of revocation and other communications about revoking your proxy card should be addressed to:
First Texas BHC, Inc.
2200 West 7th Street, Suite 104
Fort Worth, Texas 76107 (overnight delivery)
or
P.O. Box 962020
Fort Worth, Texas 76162-2020 (regular mail)
Attention: Lisanne Davidson
If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.
Solicitation of Proxies
First Texas is soliciting proxies from its shareholders in conjunction with the First Texas merger. First Texas will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, First Texas will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of First Texas common stock and secure their voting instructions. First Texas will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, First Texas may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the First Texas shareholders, either personally or by telephone, facsimile, letter or electronic means.
Attending the Meeting
All First Texas shareholders as of the record date, or their duly appointed proxies, may attend the First Texas special meeting. Registration and seating will begin at [•], local time.
If you hold your shares of First Texas common stock in your name as a shareholder of record and you wish to attend the First Texas special meeting, please bring your proxy card to the First Texas special meeting. You should also bring valid picture identification. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted will be superseded by any vote that you cast at the First Texas special meeting.

If your shares of First Texas common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the First Texas special meeting, you need to bring a letter from the record holder of your shares confirming your ownership and a valid photo identification in order to be admitted to the meeting. A copy or printout of a brokerage statement will not be sufficient without a signed letter from the bank, broker or other nominee through which you beneficially own First Texas common stock. First Texas reserves the right to refuse admittance to anyone without proper proof of share ownership and without valid photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without express written consent of First Texas.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified First Texas of their desire to receive multiple copies of the joint proxy statement/prospectus.
First Texas will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to First Texas’ Corporate Secretary, Lisanne Davidson, at 2200 West 7th Street, Suite 104, Fort Worth, Texas 76107 (overnight delivery) or P.O. Box 962020, Fort Worth, Texas 76162-2020 (regular mail) or by telephone at (817) 292-4820.
Assistance
If you need assistance in completing your proxy card, have questions regarding First Texas’ special meeting, or voting by mail or would like additional copies of this joint proxy statement/prospectus, please contact First Texas’ Corporate Secretary, Lisanne Davidson, at 2200 West 7th Street, Suite 104, Fort Worth, Texas 76107 (overnight delivery) or P.O. Box 962020, Fort Worth, Texas 76162-2020 (regular mail) or by telephone at (817) 292-4820.

INFORMATION ABOUT SIMMONS
Simmons Overview
Simmons is a financial holding company registered under the BHC Act. Simmons is headquartered in Arkansas and as of June 30, 2017, had, on a consolidated basis, total assets of  $9.07 billion, total net loans of  $6.18 billion, total deposits of  $7.10 billion and total shareholders’ equity of  $1.23 billion. Simmons conducts its banking operations through its subsidiary bank, Simmons Bank, in 159 branches or financial centers located in communities in Arkansas, Kansas, Missouri and Tennessee.
Simmons is committed to the community bank model as it believes it encourages local customer engagement and local decision making, thereby producing a more responsive and satisfactory experience for its customers. Simmons also believes its model empowers its bankers to enhance shareholder value through developing and growing holistic customer relationships. As Simmons focuses on the communities in which it primarily operates, it provides a wide range of consumer and commercial loan and deposit products to individuals and businesses in its core markets. Simmons also has developed through its experience and scale and through acquisitions, including the pending acquisitions that are the subject of this joint proxy statement/prospectus, specialized products and services that are in addition to those offered by the typical community bank and that are provided in many cases to customers beyond its core market area. Those products include credit cards, personal and corporate trust services, investments, insurance, agricultural finance lending, equipment lending, consumer finance and SBA lending.
Simmons seeks to build shareholder value by (1) focusing on strong asset quality, (2) maintaining strong capital, (3) managing our liquidity position, (4) opportunistically growing our business, both organically and through acquisitions of financial institutions, and (5) improving our operational efficiency.
Simmons common stock is traded on the Nasdaq Global Select Market under the symbol “SFNC.” Simmons’ principal executive offices are located at 501 Main Street, Pine Bluff, Arkansas 71601, and its telephone number is (870) 541-1000. Simmons also has corporate offices in Little Rock, Arkansas.
Additional information about Simmons and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”
Recent Developments
Hardeman County Investment Company, Inc.
On May 15, 2017, Simmons completed the acquisition of HCIC pursuant to the Agreement and Plan of Merger, dated as of November 17, 2016, by and between Simmons and HCIC. HCIC was headquartered in Jackson, Tennessee and conducted its banking operations through its wholly owned banking subsidiary, First South Bank, through its main office, nine branches, and four additional insurance agency offices through the First South Bank’s wholly owned subsidiary, FSB Insurance, Inc., all of which were located in Carol, Dyer, Hardeman, Haywood, Henry, Madison, and Rutherford Counties, in West and Middle Tennessee.
Under the terms of Simmons’ agreement to acquire HCIC, each outstanding share of HCIC common stock and common stock equivalent was converted into the right to receive (1) cash in an amount equal to $181.47 and (2) 4.8393 shares of Simmons common stock. Upon the surrender for exchange of HCIC common stock certificates, Simmons issued approximately 800,000 shares of Simmons common stock and paid approximately $30 million aggregate cash consideration in connection with its acquisition of HCIC. Simmons also assumed at closing approximately $6.7 million of HCIC’s fixed/floating rate junior subordinated deferrable interest debentures due December 15, 2035. This series of subordinated debentures bears interest at the 3-month LIBOR, plus a margin of 1.45%, which is adjusted quarterly.

INFORMATION ABOUT OKSB
OKSB Overview
OKSB is a financial holding company registered under the BHC Act. OKSB is headquartered in Oklahoma and as of June 30, 2017, had, on a consolidated basis, total assets of  $2.6 billion, total loans of $1.9 billion, total deposits of  $2.0 billion and total shareholders’ equity of  $295.5 million.
Through OKSB Bank, which is an Oklahoma state-chartered member bank, OKSB conducts a wide range of commercial and personal banking activities. OKSB currently operates 29 full-service banking offices: five located in Stillwater, Oklahoma (which excludes its operations center that facilitates electronic banking), nine located in the Oklahoma City, Oklahoma metropolitan area, three located in Denver, Colorado, two each located in Tulsa, Oklahoma, San Antonio, Texas, Hutchinson, Kansas and Wichita, Kansas and, one each in Chickasha, Oklahoma, Austin, Texas, Dallas, Texas, and Tilden, Texas. In addition, OKSB has a loan production office in Denver, Colorado.
OKSB’s common stock is traded on the Nasdaq Global Select Market under the symbol “OKSB.” OKSB’s principal executive offices are located at 608 South Main Street, Stillwater, Oklahoma 74074, and its telephone number is (405) 742-1800.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated historical financial statements for OKSB as of December 31, 2016 and 2015 and for the three years ended December 31, 2016, and as of June 30, 2017 and 2016, and for the six months then ended, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations are incorporated by reference into this joint proxy statement/prospectus by reference to OKSB’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the period ended June 30, 2017, respectively.

INFORMATION ABOUT FIRST TEXAS
First Texas is a Texas corporation and bank holding company, headquartered in Fort Worth, Texas, and the sole shareholder of First Texas Bank, a Texas state member bank. Through its banking subsidiary, First Texas offers a broad range of financial services through a network of 15 full-service banking offices in Fort Worth, Arlington, Dallas, Saginaw, Burleson, Grapevine and Mansfield, Texas. First Texas also operates a limited service branch in Fort Worth, a trust office in Dallas, a loan production office in Austin, Texas from which it primarily originates mortgage loans and two mobile branches in Fort Worth.
First Texas’ principal executive offices are located at 4100 International Plaza, Suite 900, Fort Worth, Texas 76109, and its telephone number at that location is (817) 292-4820.
Information About First Texas’ Business
General.   First Texas was incorporated in October 2006 for the purpose of acquiring one or more financial institutions in the Fort Worth/Dallas market. In May 2007, First Texas acquired Community Bank of Texas, N.A., and later that year acquired the holding company for First Texas Bank and merged Community Bank of Texas, N.A., into First Texas Bank, with First Texas Bank as the surviving bank.
First Texas does not engage in separate business activities of a material nature apart from the activities it performs for First Texas Bank. Its primary activities are to provide assistance in the management and coordination of First Texas Bank’s financial resources. First Texas’ principal asset is the outstanding common stock of First Texas Bank.
First Texas Bank is a Texas state-chartered banking association that is a member of the Federal Reserve System. The bank was originally chartered as a national bank in 1963, converted to a Texas non-member bank in 1971, and joined the Federal Reserve System as a state-chartered member bank in 2007. First Texas Bank has served Tarrant County and other parts of the Fort Worth/Dallas Metroplex as a community-based financial institution since it was initially chartered.
As a bank holding company, First Texas is subject to supervision and regulation by the Federal Reserve Board, in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve. As a state member bank, First Texas Bank is subject to supervision and regulation by each of the TDB and the Federal Reserve Board.
As of June 30, 2017, First Texas had consolidated total assets of  $2.4 billion, total loans of  $2.1 billion, total deposits of  $1.8 billion and total shareholders’ equity of  $239.8 million. First Texas does not file reports with the SEC.
Products and Services.   First Texas Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Texas, including the acceptance of checking, savings and certificates of deposits and the making of commercial and consumer loans, real estate loans, and other installment and term loans. The terms of these loans vary by purpose and by type of underlying collateral, if any. The bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and professional businesses. First Texas Bank also provides trust and fiduciary services through its trust department. In addition to traditional trust services, the serves as trustee for several publicly-traded energy trusts. For the convenience of its customers, First Texas Bank offers drive through banking facilities, automated teller machines, internet banking, treasury management services, credit cards through correspondent banks, safe deposit boxes and wealth management services.
First Texas Bank funds its lending activities primarily from its core deposit base. These deposits are obtained from the bank’s target markets and are not heavily dependent on any single depositor.

Competition.   First Texas operates from banking offices in Tarrant, Dallas, and Johnson Counties. The table below summarizes certain information regarding our operations in each of these markets and our market share, as of June 30, 2016, the most recent date such information is available.
Market	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Tarrant County	6	13	$1,256,161	3.43
Dallas County	50	2	$123,111	0.07
Johnson County	11	1	$37,031	2.26
The markets in which First Texas operates, especially Tarrant and Dallas Counties, are highly competitive. In addition to competing with other commercial banks within and outside its primary service area, First Texas competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Banks and other financial institutions with which First Texas competes may have capital resources and legal loan limits substantially higher than those maintained by First Texas.
Employees.   As of August 28, 2017, First Texas had 302 full-time employees and 21 part-time or temporary employees. None of First Texas’ employees are covered by a collective bargaining agreement.
Information About First Texas’ Properties
First Texas leases its principal executive offices, which are located at 4100 International Plaza, Suite 900, Fort Worth, Texas 76109. First Texas’ other locations are set forth in the table below.
Location	Type	Leased/ Owned
2200 West 7th Street, Suite 112, Fort Worth, Texas 76107	Full-service branch	Leased
3737 S.W. Loop 820, Fort Worth, Texas 76133	Full-service branch	Owned
306 West 7th Street, Suite 504, Fort Worth, Texas 76102	Full-service branch	Leased
4809 Camp Bowie Boulevard, Fort Worth, Texas 76107	Full-service branch	Owned
2601 S. Hulen, Fort Worth, Texas 76109	Full-service branch	Owned
2201 Midtown Lane, Fort Worth, Texas 76104	Full-service branch	Owned
1630 East Lamar Boulevard, Suite 140, Arlington, Texas 76011	Full-service branch	Leased
3641 Matlock, Arlington, Texas 76015	Full-service branch	Owned
551 S.W. Wilshire Boulevard, Burleson, Texas 76028	Full-service branch	Owned
1603 LBJ Freeway, Suite 100, Dallas, Texas 75234	Full-service branch	Leased
5151 Beltline Road, Suite 600, Dallas, Texas 75254	Full-service branch	Leased
1701 U.S. Highway 287N, Mansfield, Texas 76063	Full-service branch	Owned
740 South Saginaw Boulevard, Saginaw, Texas 76179	Full-service branch	Owned
2050 Hall Johnson Road, Grapevine, Texas 76501	Full-service branch	Owned
4100 International Plaza, Suite 110, Fort Worth, Texas 76109	Full-service branch	Leased
2911 Turtle Creek Boulevard, Suite 850, Dallas, Texas 75219	Trust offices	Leased
3707 Camp Bowie Boulevard, Fort Worth, Texas 76107	Limited service branch	Leased
305 Las Cimas Parkway, Suite 450, Austin, Texas 78746	Loan production office	Leased
First Texas Bank also maintains two mobile branches with limited hours at two retirement communities.

First Texas Legal Proceedings
From time to time, First Texas or First Texas Bank may become a party to various litigation matters incidental to the conduct of its business. Neither First Texas nor First Texas Bank is presently a party to any legal proceeding the resolution of which, in the opinion of First Texas’ management, would be expected to have a material adverse effect on First Texas’ business, operating results, financial condition or prospects.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated historical financial statements for First Texas as of December 31, 2016 and 2015 and for the three years ended December 31, 2016, and as of June 30, 2017 and 2016, and for the six months then ended, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations are included as Annex J to this joint proxy statement/prospectus.

THE OKSB MERGER
The following discussion contains material information about the OKSB merger. This discussion is subject, and qualified in its entirety by reference, to the OKSB merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the OKSB merger agreement attached as Annex A, for a more complete understanding of the OKSB merger.
The OKSB merger proposal will be considered and voted upon by the Simmons shareholders at the Simmons special meeting and by the OKSB shareholders at the OKSB special meeting.
Terms of the OKSB Merger
Each of Simmons’ and OKSB’s respective boards of directors has unanimously approved and adopted the OKSB merger agreement. The OKSB merger agreement provides for the merger of OKSB with and into Simmons, with Simmons continuing as the surviving corporation. Following completion of the OKSB merger, OKSB Bank will operate as a separate bank subsidiary of Simmons until it is merged with and into Simmons Bank.
In the OKSB merger, each share of OKSB common stock, $1.00 par value per share, issued and outstanding immediately prior to the effective time of the OKSB merger, except for shares of any OKSB common stock held directly or indirectly by OKSB or Simmons and any dissenting shares, will be converted into the right to receive the OKSB merger consideration. No fractional shares of Simmons common stock will be issued in connection with the OKSB merger, and holders of OKSB common stock who would otherwise receive a fractional share will be entitled to receive cash in lieu thereof. OKSB shareholders and Simmons shareholders are being asked to approve the OKSB merger agreement. See “The Merger Agreements” for additional and more detailed information regarding the legal documents that govern the OKSB merger and the First Texas merger, including information about the conditions to the completion of the OKSB merger and the provisions for terminating or amending the OKSB merger agreement.
Background of the OKSB Merger
Through its wholly owned banking subsidiary, OKSB Bank, OKSB has been providing financial services since 1894. Over the years the board of directors and management of OKSB have been focused on continuing OKSB’s growth, improving OKSB’s financial strength, and creating value for OKSB’s shareholders. Historically, OKSB’s board of directors and management has met these goals by focusing on organic growth through the opening of new branches in existing markets and new markets and a continued push for improvement of its existing operations by emphasizing customer service and meeting all of its customers banking needs. Additionally, OKSB has grown through strategic branch and bank acquisitions, such as its acquisition of First Commercial Bancshares, Inc. in the fourth quarter of 2015.
At a June 21, 2016 board meeting, the OKSB board of directors began a discussion of OKSB’s results of operation and financial condition, the current economic conditions in OKSB’s markets and the opportunities to effectively create additional shareholder value given these factors and in light of the fact that following the significant increase in OKSB’s stock price from the fourth quarter of 2011 to the fourth quarter of 2013, the stock price had been relatively flat for nine quarters.
As a result of that discussion, the OKSB board of directors formed a Special Projects Committee for the purpose of engaging an investment banker and evaluating strategic opportunities and alternatives available to OKSB in order to create shareholder value, including potential mergers, acquisitions, divestitures, potentially significant cost saving measures, and other key strategic transactions outside of OKSB’s ordinary course of business. The Special Projects Committee was made up of OKSB’s Chairman, Russell Teubner, its President, Chief Executive Officer and director, Mark Funke, and other directors Steven C. Davis, Larry J. Lanie, and James M. Morris II.
As part of its overall review of OKSB’s strategic options and consistent with their historical practice of shareholder engagement, management of OKSB continued to solicit the views of certain of its largest shareholders, including Clover Partners L.P., with respect to the performance and the strategic direction of OKSB.

The Simmons board of directors has from time to time engaged with senior management of Simmons in strategic reviews, and has considered ways to enhance its performance and prospects in light of competitive and other relevant developments. These strategic reviews by the Simmons board of directors have focused on, among other things, the business environment facing financial institutions generally, the business environments in the markets that Simmons serves and markets that Simmons is targeting for entry into as desirable banking markets, as well as conditions and ongoing consolidation in the financial services industry. As part of its growth strategy, the management of Simmons and the Simmons board of directors have, from time to time, explored acquisition opportunities with banks that have a similar conservative, community banking philosophy to that of Simmons and that are headquartered in certain states including Arkansas, Texas, Tennessee, Missouri, Kansas and Oklahoma.
On June 23, 2016, Mr. Funke met with George Makris, Jr., CEO and Chairman of Simmons, and other representatives of Simmons in Simmons’ offices in Little Rock, Arkansas. At the June 23, 2016 meeting, Mr. Funke introduced the idea of a potential transaction between OKSB and Simmons.
On June 29, 2016, the Special Projects Committee held its first meeting. At this meeting, Mr. Funke informed the Special Projects Committee of his June 23, 2016 meeting with Mr. Makris of Simmons and of his upcoming meeting scheduled for July 13, 2016 with the CEO and Chairman of a large Texas-based bank, or the Other Potential Acquirer. Among other actions, the Special Projects Committee exercised its authority to retain a financial advisor for OKSB to assist OKSB and the Special Projects Committee with soliciting and evaluating any expressions of interest and to assist OKSB and the Special Projects Committee in assessing the financial aspects of any proposed transaction or strategic alternative. The Special Projects Committee directed Mr. Funke, Chief Financial Officer Joe Shockley and General Counsel Rusty LaForge to contact KBW, an investment banking firm, regarding its potential engagement by OKSB.
On June 30, 2016, Messrs. Funke, Shockley and LaForge had a telephone discussion with a representative of KBW, to discuss OKSB’s engagement of KBW as OKSB’s financial advisor to assist the Special Projects Committee and the OKSB board of directors in their evaluation of strategic alternatives for OKSB. During the summer of 2016, OKSB and KBW agreed to KBW’s engagement by OKSB.
On July 12, 2016, the Special Projects Committee held its second meeting, which was attended by representatives of KBW. Among the discussion items, KBW discussed information regarding OKSB’s performance, current capital position and capital optimization, reviewed the performance of selected publicly traded financial institutions, and discussed financial considerations of potential alternatives that might be available to OKSB such as remaining independent, engaging in a potential upstream merger, or seeking a potential merger of equals, all based on publicly available information.
On July 13, 2016, Mr. Funke met with the Chairman and CEO of the Other Potential Acquirer and introduced the possibility of a merger between the companies as an idea for consideration.
On July 15, 2016, Clover Partners L.P. filed a Schedule 13D with the SEC stating that it acquired approximately 5.1% of OKSB’s total shares outstanding.
On July 19, 2016, OKSB had a regularly scheduled board meeting where the Special Projects Committee reported to the full OKSB board of directors with respect to the engagement of KBW and Mr. Funke’s meetings with Simmons and the Other Potential Acquirer. The OKSB board of directors also approved certain expense reduction initiatives proposed by management and reviewed by the Special Projects Committee as part of its review of strategic alternatives available to improve OKSB’s performance
On July 28, 2016, the Special Projects Committee had its third meeting. At this meeting the Special Projects Committee continued its discussion of strategic alternatives available to create additional shareholder value for OKSB’s shareholders. In particular, the Special Projects Committee discussed an acquisition target based in Texas and approved the submission of a letter of interest to the target proposing terms upon which OKSB would acquire the target.
On August 1, 2016, Messrs. Funke, Shockley, LaForge and Teubner met with representatives of the Other Potential Acquirer in New York City, while in town for an investor conference, to discuss the possibility of a merger between the parties.

On August 2, 2016, Messrs. Funke, Shockley, LaForge and Teubner met with Simmons representatives Makris, Chief Financial Officer Bob Fehlman, Senior Executive Vice President Marty Casteel, and Simmons Bank Chief Banking Officer Barry Ledbetter at breakfast in New York City, while in town for an investor conference, to discuss the possibility of a merger between the parties.
On August 5, 2016, the Special Projects Committee held its fourth meeting. At this meeting, the Special Projects Committee discussed that the Texas acquisition target had declined OKSB’s letter of interest. The Special Projects Committee determined to not pursue the acquisition opportunity further. Additionally, Messrs. Funke, Shockley, LaForge and Teubner updated the Special Projects Committee regarding their recent meetings with representatives of both Simmons and the Other Potential Acquirer.
On August 15, 2016, Messrs. Funke and Shockley met with the Chairman and CEO of a Texas-based bank of approximately the same size as OKSB, or the Potential MOE Party, to discuss a potential merger of equals between the two companies. OKSB and the Potential MOE Party had held previous discussions in 2015 regarding a potential merger of equals and the CEO and Chairman of the Potential MOE Party indicated a desire to restart those discussions at this point.
From June through September 2016, the senior management of Simmons kept the Simmons board of directors apprised of a number of acquisition opportunities including with OKSB. Senior management of Simmons also continued to evaluate the financial considerations of a merger with OKSB and the strategic opportunities that a merger with OKSB offered to Simmons, including the banking markets that OKSB operates in and its market share and brand within certain of those markets
On August 19, 2016, the Special Projects Committee held its fifth meeting. Mr. Funke informed the Special Projects Committee about the meeting with the Potential MOE Party and summarized the potential benefits and risks of such a transaction. The Special Projects Committee and representatives of KBW discussed the potential benefits and risks of attempting to consummate a merger of equals with the Potential MOE Party, as well as the potential benefits and risks of such a transaction.
Following the discussion of the potential merger of equals, KBW discussed information regarding potential partners with which OKSB might consider engaging, including Simmons, the Other Potential Acquirer and the Potential MOE Party. KBW discussed precedent bank M&A transactions and the performance of selected publicly traded financial institutions. The Special Projects Committee then discussed the potential strategic alternatives available to OKSB, including a merger with Simmons, the Other Potential Acquirer, and the Potential MOE Party, and the possibility of remaining independent. Following this discussion, the Special Projects Committee authorized management to continue discussions with the Potential MOE Party. The Special Projects Committee also agreed that it was in the best interests of OKSB and its shareholders to delay making any recommendation to the OKSB board of directors.
On August 23, 2016, the OKSB board of directors had a regularly scheduled meeting. At this meeting, Mr. Teubner updated the full OKSB board of directors as to the Special Projects Committee’s activities to date. Mr. Teubner reported that the Special Projects Committee continued to review strategic alternatives available to increase OKSB shareholder value, including (i) a potential transaction with an upstream purchaser, (ii) a potential acquisition of another bank, (iii) a potential merger of equals and (iv) implementation of certain cost-saving initiatives aimed at improving OKSB’s performance as a stand-alone entity.
On August 30, 2016, the Special Projects Committee held its sixth meeting. At this meeting, KBW again discussed the potential strategic alternatives of remaining independent, entering into a merger of equals with the Potential MOE Party, or seeking an upstream merger. The Special Projects Committee authorized KBW to solicit indications of interest from Simmons, the Other Potential Acquirer, and any other interested parties. The Special Projects Committee also authorized entry into confidentiality agreements with Simmons, the Other Potential Acquirer, and any other interested parties. OKSB and the Potential MOE Party remained subject to a confidentiality agreement entered into with the Potential MOE Party in 2015 when they were previously discussing a potential merger of equals.
Immediately following the August 30, 2016 meeting of the Special Projects Committee and in the following days, KBW contacted representatives of Simmons, the Other Potential Acquirer and several other banks to solicit indications of interest from them and request that they execute a confidentiality agreement if they were interested in receiving financial and other due diligence information from OKSB. None of the other parties contacted by KBW executed a confidentiality agreement.

On September 8, 2016, OKSB received a signed confidentiality agreement from the Other Potential Acquirer. On September 12, 2016, OKSB received a signed confidentiality agreement from Simmons. Thereafter, OKSB with the assistance of KBW shared confidential OKSB information with Simmons and the Other Potential Acquirer to allow each company to consider the submission of a non-binding letter of interest.
Between September 9, 2016 and September 14, 2016, Simmons’ management team conducted preliminary due diligence on OKSB and worked with Stephens Inc., or Stephens, its financial advisor at that time, to prepare a non-binding indication of interest to acquire OKSB. KBW communicated, on behalf of OKSB, a deadline of September 15, 2016, for any interested parties to present indications of interest.
On September 15, 2016, OKSB received letters of interest in acquiring OKSB by merger from both Simmons and the Other Potential Acquirer. This is the first date upon which pricing and terms were discussed with Simmons and the Other Potential Acquirer. KBW approached Simmons and the Other Potential Acquirer with an opportunity to submit a new, higher bid. Simmons indicated that it was willing to consider submitting a revised, higher bid. The Other Potential Acquirer was not willing to increase its bid.
On September 16, 2016, the Special Projects Committee held a seventh meeting. At this meeting, the Special Projects Committee discussed the two letters of interest submitted by Simmons and the Other Potential Acquirer at length with KBW. KBW informed the Special Projects Committee regarding Simmons’ indication that it was willing to consider submitting a revised, higher bid. After consultation regarding the financial terms of the proposal with KBW and consideration of multiple options, including remaining independent or further exploring the merger of equals with the Potential MOE Party, the Special Projects Committee unanimously approved a motion to recommend to the full OKSB board of directors that OKSB accept Simmons’ letter of interest on terms no less favorable to OKSB than those contained in the Simmons letter of interest.
On September 20 – 21, 2016, the OKSB board of directors held a regularly scheduled meeting that included an annual board retreat. Representatives of KBW also attended the meeting. The Special Projects Committee provided the OKSB board of directors with an update of the status of the process to date and a summary of the letters of interest that the Special Projects Committee had received from Simmons and the Other Potential Acquirer. KBW also discussed the process undertaken to date with KBW’s assistance. The OKSB board of directors then discussed the two submitted letters of interest at length with KBW and management. KBW informed the OKSB board of directors regarding Simmons’ indication that it was willing to consider submitting a revised, higher bid.
The directors discussed the strategic alternatives available to OKSB at length, reviewed KBW’s prior discussions with the Special Projects Committee, and discussed the competing letters of interest in further detail. After investigation and analysis of the available information concerning the option of remaining independent, the merger of equals with the Potential MOE Party, and the two letters of interest, the OKSB board of directors determined that the merger with Simmons, on terms no less favorable than contained in the letter of interest submitted by Simmons, was the best reasonably available method of increasing shareholders’ returns over both the near and long term. The OKSB board of directors approved a resolution authorizing Mr. Funke to execute a letter of interest with Simmons on terms no less favorable to OKSB than those contained in the letter of interest previously submitted by Simmons.
Following the OKSB board of directors meeting, KBW communicated to Simmons, in accordance with the OKSB board of directors’ directives, that, while the OKSB board of directors was favorably inclined towards Simmons’ non-binding offer, if Simmons could reconsider and possibly increase the financial terms of its offer it was likely that the OKSB board of directors would accept the Simmons offer. Simmons management updated the Simmons board of directors on the developments of the discussions with OKSB and, together with Mercer Capital, proceeded to re-evaluate the OKSB financial information and the potential strategic opportunities that Simmons may have in acquiring OKSB, to determine whether it could increase the financial terms of its non-binding indication of interest.

On September 23, 2016, in response to a the request made by KBW at the direction of the OKSB board of directors, Simmons submitted a revised, higher bid to acquire OKSB for a total of  $95.0 million in cash and 7,250,000 shares of Simmons common stock, representing an aggregate acquisition consideration of approximately $457.4 million (based on the closing price of Simmons common stock on September 22, 2016 of  $49.99 per share).
On September 26, 2016, OKSB signed the revised letter of interest including exclusivity with Simmons. Simmons and OKSB commenced mutual due diligence on each other beginning September 26, 2016 and ending approximately November 28, 2016. Due diligence included the exchange of documents and the exchange of questions and answers by both parties both verbally and electronically. During this time, several representatives of Simmons visited OKSB’s Oklahoma City offices on various days in late October and early November 2016 to conduct in person diligence interviews and representatives of OKSB visited Simmons’ Little Rock, Arkansas offices on November 9, 2016 to conduct in person diligence interviews.
On December 1, 2016, Simmons sent the first draft of the OKSB merger agreement to OKSB. Between December 1, 2016 and December 14, 2016, the specific terms of the OKSB merger agreement were negotiated between representatives of Simmons and its outside counsel, Covington & Burling LLP, or Covington, and OKSB and its outside counsel, McAfee & Taft. During this period Covington and McAfee & Taft also negotiated the terms of the OKSB support agreements.
On December 2, 2016, the OKSB board of directors held a special meeting to discuss the terms of the draft OKSB merger agreement with its legal counsel, McAfee & Taft, and KBW. The meeting included a presentation by management with respect to the terms of the OKSB merger agreement and the result of OKSB’s diligence of Simmons.
On December 13, 2016, the Special Projects Committee held its eighth and final meeting to review the revised merger agreement in advance of the meeting of the OKSB board of directors. At this meeting, KBW preliminarily reviewed the financial aspects of the proposed merger. The Special Projects Committee unanimously approved the OKSB merger agreement and recommended its approval to the OKSB board of directors.
On December 14, 2016, the OKSB board of directors held a special meeting to review the final version of the OKSB merger agreement. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the OKSB board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the OKSB merger consideration in the proposed merger was fair, from a financial point of view, to the holders of OKSB common stock. Directors asked management and KBW questions about the OKSB merger agreement and KBW’s fairness opinion. After this discussion and considering various factors, including the interests of the OKSB shareholders, customers, employees and communities served by OKSB, as well as the factors described under “— OKSB’s Reasons for the Merger; Recommendation of OKSB’s Board of Directors,” the OKSB board of directors unanimously approved the OKSB merger agreement and recommended its approval to the OKSB shareholders.
On December 14, 2016, the Simmons board of directors held a meeting to consider the terms of the proposed OKSB merger. Prior to the meeting, the directors received copies of the draft OKSB merger agreement, the draft OKSB support agreement and of the other draft transaction documents, as well as a presentation prepared by its financial advisor, Mercer Capital. At the meeting, members of Simmons’ management reported on the status of due diligence and negotiations with OKSB. Representatives of Mercer Capital reviewed Mercer Capital’s financial analysis of the proposed OKSB merger, including discussing the various financial methodologies used in its analysis. Representatives of Mercer Capital then delivered its oral opinion (which was subsequently confirmed in writing by delivery of Mercer Capital’s written opinion dated December 14, 2016) that, as of the date of the Simmons board of directors meeting and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the OKSB merger consideration to be paid by Simmons in connection with the OKSB merger was fair, from a financial point of view, to Simmons. The full text of the written opinion of Mercer Capital dated December 14, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. At the meeting, Simmons’ internal legal counsel reviewed with the Simmons board of directors its fiduciary duties and reviewed the key terms of the OKSB merger agreement and related agreements (including the OKSB support agreements), as described elsewhere in this joint proxy statement/prospectus, including a summary of the provisions relating to governance of the combined company and the provisions relating to employee matters.
After considering the proposed terms of the OKSB merger agreement, the terms of the proposed OKSB support agreements, and the various presentations of Mercer Capital and its internal legal counsel, and taking into consideration the matters discussed during that meeting and prior meetings of the Simmons board of directors, including the factors described under “— Simmons’ Reasons for the OKSB Merger; Recommendation of Simmons’ Board of Directors,” the Simmons board of directors unanimously determined that the OKSB merger was consistent with Simmons’ business strategies and in the best interests of Simmons and Simmons shareholders and the directors voted unanimously to approve and adopt the OKSB merger agreement and the transactions contemplated thereby and recommended that Simmons shareholders approve the OKSB merger agreement.
On December 14, 2016, the OKSB merger agreement was signed by OKSB and Simmons and a press release announcing the OKSB merger was released.
OKSB’s Reasons for the Merger; Recommendation by OKSB’s Board of Directors
OKSB’s board of directors reviewed and discussed the OKSB merger with OKSB’s management and its financial and legal advisors in connection with its determination that the OKSB merger was advisable and is fair to, and in the best interests of, OKSB and its shareholders. In reaching its conclusion to approve the OKSB merger agreement and the OKSB merger, the OKSB board of directors considered a number of factors, including, among others, the following:
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the fact that the implied value of the OKSB merger consideration as of September 20, 2016 (the date immediately preceding the OKSB board of directors’ approval of the execution of the Simmons letter of interest) of  $23.47 for each share of OKSB common stock represented a premium of approximately 26% over the closing price of OKSB common stock of  $18.62 on September 20, 2016;

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the fact that the implied value of the OKSB merger consideration as of December 13, 2016 (the date immediately prior to execution of the OKSB merger agreement and announcement of the OKSB merger) of  $30.38 for each share of OKSB common stock represented a 25% premium over the closing price of OKSB common stock of  $24.30 on December 13, 2016;

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the continued adequacy of the OKSB merger consideration after taking into account the relative effects of the increase in Simmons’ stock price from $49.99 on September 22, 2016 to $64.75 on December 13, 2016 compared to the increase in OKSB’s stock price from $18.79 on September 22, 2016 to $24.30 on December 13, 2016, which resulted in OKSB’s market capitalization increasing from approximately $347.9 million on September 20, 2016 to approximately $454.0 million on December 13, 2016 and the aggregate implied consideration payable in the OKSB merger increasing from approximately $450.3 million on September 20, 2016 to approximately $564.4 million on December 13, 2016;

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alternatives to remain independent utilizing OKSB’s excess capital, branch divestitures, cost reduction alternatives, and other strategic alternatives;

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the fact that the merger consideration offered by Simmons was higher than the merger consideration offered by the Other Potential Acquirer;

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the determination by the OKSB board of directors that the merger consideration offered by Simmons was higher than any reasonable estimates of OKSB’s stock price over the next four years;

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Simmons’ quarterly dividend rate of  $0.24 per share as compared to OKSB’s quarterly dividend rate of  $0.08 per share as of December 14, 2016;

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the fact that the OKSB merger consideration primarily consists of Simmons common stock which would allow OKSB shareholders to participate in the future performance of the combined OKSB and Simmons businesses and benefit from the synergies resulting from the OKSB merger;

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the OKSB board of directors’ review of the financial and other terms of the OKSB merger agreement, including the adequacy of the OKSB merger consideration, not only in relation to the current market price of OKSB common stock, but also in relation to (i) the historical and present operating results and financial position of OKSB, and (ii) the estimated future operating results and financial position of OKSB, including consideration of prospects for improvement in those results and financial position in both the near and long term;

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the benefits and risks of a merger of equals with the Potential MOE Party compared to the benefits and risks of an upstream merger with Simmons;

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the presentations made by OKSB’s management regarding, the relative business, operations, management, financial condition, asset quality, earnings and prospects of OKSB and Simmons;

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the results of OKSB’s due diligence investigation of Simmons;

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the OKSB board of directors’ assessment of Simmons’ financial strength and prospects for future performance and stock price compared to the OKSB board of directors’ assessment of the Other Potential Acquirer’s financial strength and prospects for future performance and stock price;

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Simmons’ and the Other Potential Acquirer’s reputation, business practices and the experience of management, including recent experience related to the integration of acquired businesses;

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the OKSB board of directors’ knowledge of the current and prospective environment in which OKSB operates, including national, regional and local economic conditions, the competitive environment, the trend toward consolidation in the financial services industry and the likely effect of these factors on OKSB’s potential growth, development, productivity, profitability, strategic options and prospects if it remains independent;

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multiple discussions that management and certain members of the OKSB board of directors had with certain large institutional investors that were expressing a desire for OKSB to take additional steps to generate shareholder returns;

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the OKSB board of directors’ view that Simmons’ size following the OKSB merger will produce economies of scale that will produce greater efficiency than OKSB can produce and result in improved performance with respect to OKSB’s assets;

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Simmons’ diversification of product offerings is greater than the level the OKSB board of directors believes that OKSB could reasonably be expected to achieve on an independent basis;

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the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining OKSB with Simmons;

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the OKSB board of directors’ conclusion that Simmons’ earnings and prospects make it more likely that the combined company will have superior future earnings and prospects compared to OKSB’s earnings and prospects on an independent basis;

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the OKSB board of directors’ view that the OKSB merger will allow for enhanced opportunities for OKSB’s clients and customers that OKSB would not otherwise be able to provide on an independent basis;

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Simmons’ commitment to preserve OKSB’s legacy and community standing post-merger;

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Simmons’ stated intention to work with OKSB to develop a management and operating structure within its organization that preserves, to the maximum practicable extent, OKSB’s community brand and position;

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Simmons’ stated desire to ensure that OKSB’s strong customer relationships remain in place after the completion of the OKSB merger;

•
the OKSB board of directors’ view that the limited geographic overlap between the OKSB and Simmons will minimize the impact of the OKSB merger on OKSB’s employees and Simmons’ stated intent to attempt to minimize the number of terminated positions;

•
Simmons’ offer to make OKSB employees eligible to participate in Simmons’ benefit plans following completion of the OKSB merger, with credit given for prior years of service to OKSB;

•
the fact that OKSB has the right to terminate the OKSB merger agreement if, subject to Simmons’ ability to increase the cash portion of the OKSB merger consideration, (i) the average closing price per share of Simmons common stock for the 20 consecutive trading days ending on and including the 10th day preceding the closing, or the OKSB Average Closing Price, is less than $39.66; and (ii) the difference between (A) the quotient obtained by dividing (1) the average closing price of the PowerShares KBW Regional Banking Portfolio, or KBWR, for the 20 consecutive trading days ending on and including the 10th trading day preceding the closing by (2) $43.71 and (B) the quotient obtained by dividing (1) the OKSB Average Closing Price by (2) $49.55 is greater than 0.20 (or 20%);

•
the OKSB board of directors’ analysis of  (i) Simmons’ announcement on November 17, 2016, that it had entered into a merger agreement with HCIC, pursuant to which it would acquire HCIC for approximately $72.2 million, (ii) the current state of Simmons’ negotiations to acquire First Texas, and (iii) certain financial and branch location information with respect to both HCIC and First Texas, including pro forma financial information with respect to Simmons following the acquisition of HCIC, OKSB and First Texas;

•
the likelihood that the OKSB merger would be completed, including the likelihood that the regulatory and shareholder approvals needed to complete the OKSB merger would be obtained in a timely fashion considering the compressed time frame in which Simmons would be acquiring HCIC, OKSB and First Texas; and

•
the opinion, dated December 14, 2016, of KBW to the OKSB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of OKSB common stock of the OKSB merger consideration in the proposed merger, as more fully described below under “Opinion of OKSB’s Financial Advisor.” A copy of the KBW written opinion that was delivered to the OKSB board of directors is included as Annex E to this joint proxy statement/prospectus.

The OKSB board of directors also considered potential risks relating to the OKSB merger, including the following:
•
the potential negative impact of the announcement of the OKSB merger on OKSB’s business and relations with customers, service providers and other stakeholders, whether or not the OKSB merger is completed;

•
the risk that the potential benefits and synergies sought in the OKSB merger may never be realized or may not be realized within the expected time period as a result of difficulties with integration, including additional difficulties resulting from the necessity for Simmons to integrate the operations of HCIC, OKSB and First Texas in a relatively short time frame;

•
the fact that, because the stock consideration in the merger is a fixed exchange ratio of shares of Simmons common stock to OKSB common stock, OKSB shareholders could be adversely affected by a decrease in the trading price of Simmons common stock during the pendency of the OKSB merger with only the limited protection of OKSB having the right to terminate the OKSB merger agreement if the Simmons Average Closing Price drops below a certain level and also drops below a certain level as compared against the KBWR;

•
the fact that the OKSB merger agreement prohibits OKSB from soliciting, and limits its ability to respond to, proposals for alternative transactions;

•
the fact that the OKSB merger agreement entitles Simmons to terminate the OKSB merger agreement and obligates OKSB to pay to Simmons a termination fee of  $20 million if the OKSB board of directors recommends or accepts an alternative acquisition proposal within a certain period of time, which may deter others from proposing an alternative transaction that may be more advantageous to OKSB shareholders;

•
the requirement that OKSB submit the OKSB merger agreement to its shareholders for approval even if the OKSB board of directors withdraws its recommendation to approve the OKSB merger agreement;

•
the fact that OKSB is not entitled to a termination fee in the event that Simmons elects to terminate the OKSB merger agreement for any reason;

•
the potential that Simmons may terminate the OKSB merger agreement if certain conditions to closing, including the maintenance of certain financial ratios, are not met by OKSB;

•
the potential negative impact on the likelihood of obtaining regulatory approvals in a timely manner resulting from Simmons’ acquisition of HCIC, OKSB and First Texas in a relatively short period of time;

•
the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the OKSB merger;

•
the restrictions on the conduct of OKSB’s business prior to completion of the OKSB merger, which will adversely affect OKSB’s ability to make certain decisions quickly and independently and may delay or prevent OKSB from undertaking business opportunities that may arise pending completion of the OKSB merger;

•
the costs that will be incurred by OKSB in connection with the OKSB merger in the event that the OKSB merger is not consummated; and

•
the risks described in the section entitled “Risk Factors” beginning on page 48.

This discussion of the information and factors considered by the OKSB board of directors is not exhaustive but includes all material factors considered by the OKSB board of directors. In view of the wide variety of factors considered by the OKSB board of directors in connection with its evaluation of the OKSB merger and the complexity of these matters, the OKSB board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The OKSB board of directors evaluated the factors described above and reached the unanimous decision that the OKSB merger was in the best interests of OKSB and its shareholders.
In considering the factors described above, individual members of the OKSB board of directors may have given different weights to different factors. The OKSB board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, the OKSB board of directors concluded the potential positive factors outweighed the potential risks of completing the OKSB merger. It should be noted that this explanation of the OKSB board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 56.
During its consideration of the OKSB merger described above, the OKSB board of directors was also aware that some of its directors and executive officers may have interests in the OKSB merger that are different from or in addition to those of its shareholders generally, as described in the section entitled “Interests of OKSB’s Directors and Executive Officers in the OKSB Merger” beginning on page 106.
The OKSB board of directors determined that the OKSB merger, the OKSB merger agreement and the transactions contemplated thereby are advisable, fair to, and in the best interests of, OKSB and its shareholders.

Accordingly, the OKSB board of directors unanimously approved the OKSB merger agreement and the transactions contemplated thereby.
THE OKSB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OKSB SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THE OKSB MERGER AGREEMENT.
Opinion of OKSB’s Financial Advisor
OKSB engaged KBW to render financial advisory and investment banking services to OKSB, including an opinion to the OKSB board of directors as to the fairness, from a financial point of view, to the holders of OKSB common stock of the OKSB merger consideration to be received by such shareholders in the proposed OKSB merger. OKSB selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the OKSB merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the OKSB board of directors held on December 14, 2016, at which the OKSB board of directors evaluated the proposed OKSB merger. At this meeting, KBW reviewed the financial aspects of the proposed OKSB merger and rendered to the OKSB board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the OKSB merger consideration in the proposed OKSB merger was fair, from a financial point of view, to the holders of OKSB common stock. The OKSB board of directors approved the OKSB merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex E to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the OKSB board of directors (in its capacity as such) in connection with its consideration of the financial terms of the OKSB merger. The opinion addressed only the fairness, from a financial point of view, of the OKSB merger consideration to the holders of OKSB common stock. It did not address the underlying business decision of OKSB to engage in the OKSB merger or enter into the OKSB merger agreement or constitute a recommendation to the OKSB board of directors in connection with the OKSB merger, and it does not constitute a recommendation to any holder of OKSB common stock or any shareholder of any other entity as to how to vote in connection with the OKSB merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the OKSB merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of OKSB and Simmons and bearing upon the OKSB merger, including, among other things:
•
a draft of the OKSB merger agreement dated December 13, 2016 (the most recent draft then made available to KBW);

•
the audited financial statements and the Annual Reports on Form 10-K of OKSB for the three fiscal years ended December 31, 2015;

•
the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q of OKSB for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

•
the audited financial statements and the Annual Reports on Form 10-K of Simmons for the three fiscal years ended December 31, 2015;

•
the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q of Simmons for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

•
certain regulatory filings of OKSB, Simmons, OKSB Bank (a wholly owned subsidiary of OKSB) and Simmons Bank (a wholly owned subsidiary of Simmons), including (as applicable) quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each quarter during the three-year period ended December 31, 2015, the quarter ended March 31, 2016, quarter ended June 30, 2016 and the quarter ended September 30, 2016;

•
certain other interim reports and other communications of OKSB and Simmons to their respective shareholders; and

•
other financial information concerning the businesses and operations of OKSB and Simmons that was furnished to KBW by OKSB and Simmons or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•
the historical and current financial position and results of operations of OKSB and Simmons;

•
the assets and liabilities of OKSB and Simmons;

•
the nature and terms of certain other merger transactions and business combinations in the banking industry;

•
a comparison of certain financial and stock market information for OKSB and Simmons with similar information for certain other companies the securities of which were publicly traded;

•
financial and operating forecasts and projections of OKSB that were prepared by OKSB management and that were provided to KBW and used and relied upon by KBW at the direction of such management and with the consent of the OKSB board of directors;

•
publicly available consensus “street estimates” of Simmons for 2016 through 2018 (which estimates were adjusted to reflect the pro forma impact of Simmons’ then pending acquisition of HCIC, or the HCIC Acquisition, which was publicly announced on November 17, 2016), as well as an assumed long-term Simmons growth rate provided to KBW by Simmons management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of OKSB management and with the consent of the OKSB board of directors; and

•
estimates regarding certain pro forma financial effects of the OKSB merger on Simmons (including, without limitation, the cost savings and related expenses expected to result or be derived from the OKSB merger) that were prepared by the management of Simmons, and provided to KBW and used and relied upon by KBW based on such discussions at the direction of OKSB management and with the consent of the OKSB board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of OKSB and Simmons regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by or on behalf of OKSB, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with OKSB.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of OKSB as to the reasonableness and achievability of the financial and operating forecasts and projections of OKSB (and the assumptions and bases therefor) that were prepared by, and provided to KBW and discussed with KBW by, such management and KBW assumed that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of OKSB, upon Simmons management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Simmons (as adjusted to reflect the pro forma of the HCIC Acquisition as directed by Simmons management), the assumed Simmons long-term growth rates provided to KBW by such management, and the estimates regarding certain pro forma financial effects of the OKSB merger on Simmons (including, without limitation, the cost savings and related expenses expected to result or be derived from the OKSB merger) referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared on bases reflecting, or in the case of the Simmons “street estimates” referred to above that such estimates (as adjusted) were consistent with, the best currently available estimates and judgments of Simmons management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW expressed no view or opinion as to the HCIC Acquisition (or any terms, aspects or implications thereof) and assumed, with the consent of OKSB, that the HCIC Acquisition would be consummated as described to KBW by Simmons management in the first quarter of 2017.
It is understood that the portion of the foregoing financial information of OKSB and Simmons that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Simmons referred to above that KBW was directed to use, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of OKSB and Simmons and with the consent of the OKSB board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either OKSB or Simmons since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with OKSB’s consent, that the aggregate allowances for loan and lease losses for OKSB and Simmons are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of OKSB or Simmons, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of OKSB or Simmons under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:
•
that the OKSB merger and any related transactions would be completed substantially in accordance with the terms set forth in the OKSB merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW referred to above) with no adjustments to the OKSB merger consideration and no additional payments in respect of the OKSB common stock;

•
that the representations and warranties of each party in the OKSB merger agreement and in all related documents and instruments referred to in the OKSB merger agreement were true and correct;

•
that each party to the OKSB merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•
that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the OKSB merger or any related transaction and that all conditions to the completion of the OKSB merger and any related transaction would be satisfied without any waivers or modifications to the OKSB merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the OKSB merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of OKSB, Simmons or the pro forma entity, or the contemplated benefits of the OKSB merger, including the cost savings and related expenses expected to result or be derived from the OKSB merger.

KBW assumed that the OKSB merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, or the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of OKSB that OKSB relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to OKSB, Simmons, the OKSB merger and any related transaction, the OKSB merger agreement and the HCIC Acquisition. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of OKSB common stock of the OKSB merger consideration to be received by such holders in the OKSB merger. KBW expressed no view or opinion as to any other terms or aspects of the OKSB merger or any term or aspect of any related transaction, including without limitation, the form or structure of the OKSB merger (including the form of the OKSB merger consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the OKSB merger or any related transaction to OKSB, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the OKSB merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•
the underlying business decision of OKSB to engage in the OKSB merger or enter into the OKSB merger agreement;

•
the relative merits of the OKSB merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by OKSB or the OKSB board of directors;

•
the fairness of the amount or nature of any compensation to any of OKSB’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of OKSB common stock;

•
the effect of the OKSB merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of OKSB (other than the holders of OKSB common stock, solely with respect to the OKSB merger consideration as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Simmons or any other party to any transaction contemplated by the OKSB merger agreement;

•
whether Simmons has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the cash consideration to the holders of OKSB common stock at the closing of the OKSB merger;

•
any adjustment (as provided in the OKSB merger agreement) to the OKSB merger consideration (or any component thereof) assumed for purposes of KBW’s opinion;

•
the actual value of Simmons common stock to be issued in the OKSB merger;

•
the prices, trading range or volume at which OKSB common stock or Simmons common stock would trade following the public announcement of the OKSB merger or the prices, trading range or volume at which Simmons common stock would trade following the consummation of the OKSB merger;

•
any advice or opinions provided by any other advisor to any of the parties to the OKSB merger or any other transaction contemplated by the OKSB merger agreement; or

•
any legal, regulatory, accounting, tax or similar matters relating to OKSB, Simmons, their respective shareholders, or relating to or arising out of or as a consequence of the OKSB merger or any related transaction, or the HCIC Acquisition, including whether or not the OKSB merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, OKSB and Simmons. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the OKSB board of directors in making its determination to approve the OKSB merger agreement and the OKSB merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the OKSB board of directors with respect to the fairness of the OKSB merger consideration. The type and amount of consideration payable in the OKSB merger were determined through negotiation between OKSB and Simmons and the decision of OKSB to enter into the OKSB merger agreement was solely that of the OKSB board of directors.
The following is a summary of the material financial analyses presented by KBW to the OKSB board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the OKSB board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below includes information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly,

KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an implied value of the OKSB merger consideration of  $30.17 per share of OKSB common stock, consisting of the sum of  (i) the implied value of the stock portion of the OKSB merger consideration of 0.3903 of a share of Simmons common stock based on the closing price of Simmons common stock on December 12, 2016 and (ii) the cash portion of the OKSB merger consideration of  $5.11. In addition to the financial analyses described below, KBW reviewed with the OKSB board of directors for informational purposes, among other things, implied transaction multiples for the proposed OKSB merger based on the implied value of the OKSB merger consideration of  $30.17 per share of OKSB common stock of 33.0x OKSB’s estimated 2016 earnings per share, or EPS, and 25.2x OKSB’s estimated 2017 EPS using financial forecasts and projections of OKSB provided by OKSB management and 34.3x OKSB’s estimated 2016 EPS and 25.6x OKSB’s estimated 2017 EPS using consensus “street estimates” of OKSB.
OKSB Selected Companies Analyses.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of OKSB to 18 selected banks which were traded on Nasdaq, the New York Stock Exchange or the New York Stock Exchange Market and headquartered in the Midwest region (defined as Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin) or the OKSB region (defined as Colorado, Louisiana, New Mexico, Oklahoma, Texas and Utah) and which had total assets between $1.0 billion and $3.0 billion, and Tangible Common Equity / Tangible Assets (TCE / TA) greater than 9.0%. Merger targets, savings banks / thrifts and Cass Information Systems, Inc. were excluded from the selected companies.
The selected companies were as follows:
Allegiance Bancshares, Inc.	Independent Bank Corporation
Ames National Corporation	Investar Holding Corporation
Centrue Financial Corporation	Macatawa Bank Corporation
County Bancorp, Inc.	MBT Financial Corp.
Equity Bancshares, Inc.	MutualFirst Financial, Inc.
Farmers Capital Bank Corporation	People’s Utah Bancorp
First Community Financial Partners, Inc.	Stock Yards Bancorp, Inc.
German American Bancorp, Inc.	Veritex Holdings, Inc.
Home Bancorp, Inc.	West Bancorporation, Inc.
To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of latest 12 months, or LTM, information, through the most recent completed quarter, or MRQ, available (which in the case of OKSB was the fiscal quarter ended September 30, 2016) and market price information as of December 12, 2016. KBW also used 2016 and 2017 earnings per share estimates taken from consensus “street estimates” for OKSB and the selected companies. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in OKSB’s historical financial statements, or the data prepared by Mercer presented under the section “The OKSB Merger — Opinion of Simmons’ Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of OKSB and the selected companies:
		Selected Companies
	OKSB	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	0.76%	0.90%	1.06%	1.03%	1.15%
MRQ Core Return on Average Equity(1)	6.46%	8.02%	9.87%	9.56%	11.14%
MRQ Core Return on Average Tangible Common Equity(1)	6.84%	8.79%	10.43%	10.16%	11.51%
MRQ Net Interest Margin	3.42%	3.25%	3.47%	3.57%	3.69%
MRQ Fee Income/Revenue Ratio	19.0%	14.3%	18.7%	20.6%	29.8%
MRQ Efficiency Ratio	66.1%	69.0%	60.5%	61.6%	55.1%

(1)
Excludes gains/losses on sale of securities

KBW’s analysis also showed the following concerning the financial condition of OKSB and the selected companies:
		Selected Companies
	OKSB	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	10.92%	9.28%	9.81%	10.32%	10.92%
Leverage Ratio	13.07%	9.95%	10.59%	10.80%	11.87%
Tier 1 Ratio	14.0%	12.0%	13.3%	13.9%	14.9%
Total Capital Ratio	15.2%	13.1%	14.3%	15.0%	16.1%
Loans / Deposits	96.1%	79.0%	86.0%	84.4%	93.3%
Loan Loss Reserve / Gross Loans	1.51%	0.94%	1.13%	1.12%	1.35%
Nonperforming Assets / Assets	1.11%	1.71%	0.85%	1.20%	0.47%
Nonperforming Assets / Loans + OREO	1.46%	2.71%	1.26%	1.78%	0.63%
Net Charge-Offs / Average Loans	0.03%	0.07%	0.02%	0.03%	(0.01%)
In addition, KBW’s analysis showed the following concerning the market performance of OKSB and, to the extent publicly available, the selected companies (excluding the impact of the LTM EPS multiple of one of the selected companies, which multiple was considered to be not meaningful because it was an outlier):
		Selected Companies
	OKSB	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	41.2%	35.4%	41.5%	43.1%	58.2%
One-Year Total Return	43.1%	36.7%	43.2%	45.0%	59.7%
Year-To-Date Stock Price Change	38.2%	31.3%	41.6%	40.8%	51.8%
Stock Price / Book Value per Share	159%	152%	172%	178%	192%
Stock Price / Tangible Book Value per Share	169%	158%	177%	188%	214%
Stock Price / LTM EPS	28.8x(2)	17.1x	19.4x	19.4x	21.1x
Stock Price / 2016 EPS	27.4x	18.5x	19.7x	19.7x	20.8x
Stock Price / 2017 EPS	20.5x	16.6x	17.7x	17.7x	18.6x
Dividend Yield(1)	1.3%	0.1%	1.1%	1.1%	1.7%
Dividend Payout(1)	35.7%	0.9%	19.5%	22.8%	31.3%

(1)
Dividend yield reflected most recent quarterly dividend annualized as a percentage of stock price. Dividend payout reflected LTM dividend and LTM EPS

(2)
Excluding non-recurring OKSB merger expenses and non-recurring expenses related to the expense initiative announced in the third quarter of 2016, OKSB’s LTM EPS multiple would be 26.5x

No company used as a comparison in the above selected companies analysis is identical to OKSB. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Simmons Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of Simmons to 19 selected banks which were traded on Nasdaq, the New York Stock Exchange or the New York Stock Exchange Market and headquartered in the Southeast region, states in which Simmons has banking operations or states contiguous to those states and which had total assets between $5.0 billion and $15.0 billion and non-performing assets, or NPAs, to assets of less than 4.0%. The Southeast region included Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia. States in which Simmons has banking operations and states contiguous to those states included Colorado, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Nebraska and Oklahoma. Merger targets and savings banks / thrifts were excluded from the selected companies.
The selected companies were as follows:
Ameris Bancorp	Pinnacle Financial Partners, Inc.
BancFirst Corporation	Renasant Corporation
BNC Bancorp	ServisFirst Bancshares, Inc.
Capital Bank Financial Corp.	South State Corporation
CenterState Banks, Inc.	TowneBank
FCB Financial Holdings, Inc.	Trustmark Corporation
First Busey Corporation	Union Bankshares Corporation
First Midwest Bancorp, Inc.	United Community Banks, Inc.
Heartland Financial USA, Inc.	WesBanco, Inc.
Home BancShares, Inc.
To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of LTM information, through the most recent completed quarter available (which in the case of Simmons was the fiscal quarter ended September 30, 2016) and market price information as of December 12, 2016. KBW also used 2016 and 2017 EPS estimates taken from consensus “street estimates” for Simmons (adjusted as directed by Simmons management to reflect the pro forma impact of the then pending HCIC Acquisition) and the selected companies. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Simmons’ historical financial statements, or the data prepared by Mercer presented under the section “The OKSB Merger — Opinion of Simmons’ Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Simmons and the selected companies:
		Selected Companies
	Simmons	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.26%	1.05%	1.12%	1.19%	1.28%
MRQ Core Return on Average Equity(1)	8.70%	8.26%	10.30%	10.40%	11.30%
MRQ Core Return on Average Tangible Common Equity(1)	13.38%	11.99%	13.93%	13.88%	14.83%
MRQ Net Interest Margin	4.09%	3.48%	3.60%	3.75%	4.06%
MRQ Fee Income/Revenue Ratio	34.8%	19.3%	25.6%	25.3%	31.7%
MRQ Efficiency Ratio	53.8%	62.0%	60.1%	56.6%	54.3%

(1)
Core Income excludes non-recurring items, gains/losses on sale of securities, reversal in DTA valuation allowance and release in ALLL. Assumes a 35% tax rate

KBW’s analysis showed the following concerning the financial condition of Simmons and the selected companies:
		Selected Companies
	Simmons(1)	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	9.10%	8.21%	8.80%	8.89%	9.21%
Leverage Ratio(2)	11.02%	8.93%	9.89%	9.69%	10.22%
Tier 1 Ratio(2)	14.3%	10.9%	11.7%	11.6%	12.5%
Total Capital Ratio	14.9%	12.0%	12.6%	12.8%	13.8%
Loans / Deposits	81.0%	84.3%	89.7%	88.6%	91.8%
Loan Loss Reserve / Gross Loans	0.65%	0.68%	0.74%	0.83%	1.03%
Nonperforming Assets / Assets	1.25%	0.81%	0.78%	0.68%	0.48%
Nonperforming Assets / Loans + OREO	1.89%	1.19%	1.02%	0.96%	0.65%
Net Charge-Offs / Average Loans	0.58%	0.19%	0.08%	0.10%	0.03%

(1)
Simmons’ capital ratios and balance sheet data pro forma for the then pending HCIC Acquisition based on publicly available information

In addition, KBW’s analysis showed the following concerning the market performance of Simmons and the selected companies (excluding the impact of the LTM EPS multiples of two of the selected companies, which multiples were considered to be not meaningful because they were outliers):
		Selected Companies
	Simmons(1)	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	24.4%	31.8%	40.5%	41.4%	54.7%
One-Year Total Return	26.2%	32.7%	41.9%	43.2%	56.9%
Year-To-Date Stock Price Change	25.0%	31.3%	37.8%	39.5%	50.5%
Stock Price / Book Value per Share	173%	159%	192%	199%	207%
Stock Price / Tangible Book Value per Share	275%	220%	243%	265%	284%
Stock Price / LTM EPS	21.0x	20.2x	22.1x	21.7x	22.9x
Stock Price / 2016 EPS	20.4x	19.5x	20.3x	20.5x	21.7x
Stock Price / 2017 EPS	18.5x	17.7x	18.5x	18.8x	20.2x
Dividend Yield(2)	1.5%	0.7%	1.3%	1.3%	1.6%
Dividend Payout(2)	31.0%	16.3%	27.8%	28.0%	38.5%

(1)
Simmons’ book value and tangible book value pro forma for the then pending HCIC Acquisition based on publicly available information

(2)
Dividend yield reflected most recent quarterly dividend annualized as a percentage of stock price. Dividend payout reflected LTM dividend and LTM EPS

No company used as a comparison in the above selected companies analysis is identical to Simmons. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis.   KBW reviewed publicly available information related to 18 selected U.S. bank and thrift transactions announced since January 1, 2014, with transaction values between $250 million and $750 million and acquired companies’ MRQ tangible common equity to tangible assets ratio greater than or equal to 9.0%. Transactions with non-bank buyers, transactions where the acquired company was a mutual and merger-of-equals transactions were excluded from the selected transactions.
The selected transactions were as follows:
Acquiror	Acquired Company
Independent Bank Group, Inc.	Carlile Bancshares, Inc.
Cathay General Bancorp	SinoPac Bancorp
First Midwest Bancorp, Inc.	Standard Bancshares, Inc.
People’s United Financial, Inc.	Suffolk Bancorp
South State Corporation	Southeastern Bank Financial Corporation
Mechanics Bank	California Republic Bancorp
Old National Bancorp	Anchor BanCorp Wisconsin Inc.
Capital Bank Financial Corp.	CommunityOne Bancorp
United Bankshares, Inc.	Bank of Georgetown
Bank of the Ozarks, Inc.	C1 Financial, Inc.
Western Alliance Bancorporation	Bridge Capital Holdings
Banner Corporation	Starbuck Bancshares, Inc.
Sterling Bancorp	Hudson Valley Holding Corp.
IBERIABANK Corporation	Old Florida Bancshares, Inc.
BB&T Corporation	Bank of Kentucky Financial Corporation
TowneBank	Franklin Financial Corporation
Valley National Bancorp	1st United Bancorp, Inc.
Southside Bancshares, Inc.	OmniAmerican Bancorp, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent publicly available, next year EPS consensus “street estimates” prior to the announcement of the respective transaction:
•
price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•
total transaction consideration to adjusted tangible book value of the acquired company (calculated as the total transaction consideration less tangible common equity in excess of 8.0% of tangible assets, divided by 8.0% of tangible assets);

•
tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

•
price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings); and

•
price per common share to next year estimated EPS of the acquired company in the 10 selected transactions in which consensus “street estimates” for the acquired company were then available.

KBW also reviewed the price per common share paid for the acquired company for the 12 selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed OKSB merger based on the implied value of the OKSB merger consideration of  $30.17 per share of OKSB common stock and using historical financial information for OKSB as of or through September 30, 2016, consensus “street estimates” of OKSB for the next 12 months and the closing price of OKSB common stock on December 12, 2016.
The results of the analysis are set forth in the following table (excluding the impact of LTM EPS multiple for three of the selected transactions, which multiples were considered to be not meaningful because they were negative, greater than 75.0x or reflect material nonrecurring items):
		Selected Transactions
	OKSB	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value (%)	211%	146%	188%	176%	201%
Price / Adjusted Tangible Book Value (%)	249%	170%	207%	204%	236%
Core Deposit Premium (%)	18.3%	9.4%	11.7%	12.1%	15.6%
Price / LTM EPS (x)	35.9x(3)	21.9x	23.8x	27.4x	32.2x
Price / NTM EPS (x)	26.6x	19.5x	24.9x	25.4x	29.0x
1-Day Market Premium (%)	24.9%	14.1%	18.7%	23.0%	34.1%
No company or transaction used as a comparison in the above selected transaction analysis is identical to OKSB or the proposed OKSB merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis.   KBW analyzed the relative standalone contribution of Simmons and OKSB to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Simmons (pro forma for the then pending HCIC Acquisition based on publicly available information) and OKSB as of September 30, 2016, (ii) publicly available consensus “street estimates” of Simmons for 2016 through 2018 (which estimates were adjusted as directed by Simmons management to reflect the pro forma impact of the then pending HCIC Acquisition) and an assumed long-term EPS growth rate for Simmons provided by Simmons management, (iii) financial forecasts and projections of OKSB provided by OKSB management, and (iv) market price data as of December 12, 2016. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Simmons and OKSB shareholders in the combined company based on the stock portion of the OKSB merger consideration of 0.3903 of a share of Simmons common stock provided for in the OKSB merger agreement (reflecting an 83% stock / 17% cash implied merger consideration mix) and also based on a hypothetical exchange ratio assuming 100% stock consideration in the proposed OKSB merger for illustrative purposes:

	Simmons as a % of Total	OKSB as a % of Total
Ownership
83% stock / 17% cash	82%	18%
100% stock	79%	21%
Balance Sheet
Assets	78%	22%
Gross Loans Held for Investment	75%	25%
Deposits	78%	22%
Tangible Common Equity	74%	26%
Income Statement
2016 Estimated Net Income	85%	15%
2017 Estimated Net Income	83%	17%
2018 Estimated Net Income	82%	18%
Market Capitalization	82%	18%
Forecasted Pro Forma Financial Impact Analysis.   KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Simmons and OKSB. Using (i) closing balance sheet estimates as of June 30, 2017 for Simmons, extrapolated from historical data using growth rates taken from consensus “street estimates” (adjusted for the then pending HCIC Acquisition as directed by Simmons management), and closing balance sheet estimates as of June 30, 2017 for OKSB provided by OKSB management, (ii) publicly available consensus “street estimates” of Simmons for 2016 through 2018 (which estimates were adjusted as directed by Simmons management to reflect the pro forma impact of the then pending HCIC Acquisition) and an assumed long-term EPS growth rate for Simmons provided by Simmons management, (iii) financial forecasts and projections of OKSB provided by OKSB management, and (iv) pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by Simmons management, KBW analyzed the potential financial impact of the OKSB merger on certain projected financial results of Simmons. This analysis indicated the OKSB merger could be accretive to Simmons’ estimated 2017 EPS, estimated 2018 EPS and estimated 2019 EPS and could be dilutive to Simmons’ estimated tangible book value per share as of June 30, 2017. Furthermore, the analysis indicated that, pro forma for the OKSB merger, each of Simmons’ tangible common equity to tangible assets ratio, Common Equity Tier 1 Ratio, Tier 1 Risk-Based Capital Ratio, leverage ratio and Total Risk-Based Capital Ratio as of June 30, 2017 could be lower. For all of the above analysis, the actual results achieved by Simmons following the OKSB merger may vary from the projected results, and the variations may be material.
Discounted Cash Flow Analysis.   KBW performed a discounted cash flow analysis of OKSB to estimate a range for the implied equity value of OKSB. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of OKSB provided by OKSB management, and assumed discount rates ranging from 11.0% to 15.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that OKSB could generate over the period from June 30, 2016 through December 31, 2021 as a stand-alone company, and (ii) the present value of OKSB’s implied terminal value at the end of such period. KBW assumed that OKSB would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of OKSB, KBW applied a range of 12.0x to 18.0x estimated 2022 net income. This discounted cash flow analysis resulted in a range of implied values per share of OKSB common stock of  $18.27 per share to $27.29 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of OKSB or the pro forma combined company.

Miscellaneous.   KBW acted as financial advisor to OKSB and not as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, including pursuant to existing sales and trading relationships of both KBW and a KBW affiliate with each of OKSB and Simmons, KBW and its affiliates may from time to time purchase securities from, and sell securities to, OKSB and Simmons and, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of OKSB and Simmons for its and their own accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, OKSB agreed to pay KBW a cash fee equal to 1.00% of the aggregate merger consideration, $800,000 of which became payable to KBW with the rendering of its opinion and the balance of which is contingent upon the closing of the OKSB merger. OKSB also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to this present engagement, during the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to OKSB and received compensation for such services. KBW served as financial advisor to OKSB in connection with its acquisition of First Commercial Bancshares, Inc. in May 2015. During the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to Simmons and received compensation for such services. KBW acted as financial advisor to Simmons in connection with the HCIC Acquisition recently completed in May 2017. KBW also acted as financial advisor to Simmons in connection with its acquisition of Citizen National Bank completed in September 2016. An affiliated broker-dealer of KBW also acted as financial advisor to Simmons in connection with its acquisition of Ozark Trust & Investment Corporation in October 2015 and also received compensation for such services. In addition, KBW has from time-to-time during the two years preceding the date of its opinion provided investment banking assistance to Simmons in the ordinary course of business, for which KBW did not enter into any engagement agreement or receive compensation. KBW may in the future provide investment banking and financial advisory services to OKSB or Simmons and receive compensation for such services.
Certain Simmons Prospective Financial Information Provided to OKSB
Simmons management does not as a matter of course make public projections as to future performance, earnings or other results, and is especially wary of making projections for extended periods, due to the inherent uncertainty of the underlying assumptions and estimates. However, Simmons provided certain projections to KBW in its capacity as financial advisor to OKSB for purposes of certain of KBW's analyses performed in connection with its fairness opinion.
These projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Simmons’ business, all of which are inherently uncertain and difficult to predict and many of which are beyond Simmons’ control. These projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business or economic developments. These assumptions may also be affected by Simmons’ ability to achieve strategic goals, objectives and targets over the applicable periods. As such, these projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the sections of this joint proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” and in Simmons’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and subsequent reports Simmons has filed with the SEC. The assumptions cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year.
The projections were not prepared with a view toward public disclosure or complying with generally accepted accounting principles in the United States, or GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public

Accountants, or the AICPA, for preparation and presentation of prospective financial information. Neither Simmons’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the projections. Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared.
You are strongly cautioned not to place undue reliance on the projections set forth below. The inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Simmons, OKSB or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Simmons, OKSB or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the underlying assumptions are shown to be in error. None of Simmons, OKSB or their respective affiliates, advisors or representatives makes any representation to any other person regarding the projections. The projections are not being included in this joint proxy statement/prospectus to influence a shareholder’s decision regarding how to vote on any given proposal, but because the projections were provided to KBW.
Simmons confirmed to KBW the publicly available consensus “street estimate” of its 2017 earnings at the time of KBW’s inquiry, as adjusted for the HCIC Acquisition, of  $112.7 million, or $3.56 per share. In addition, Simmons provided KBW with an estimated 5.0% long-term growth rate for Simmons earnings beyond 2018.
In light of the foregoing factors and the uncertainties inherent in the projections, shareholders are cautioned not to place undue, if any, reliance on the projections. The projections should be evaluated, if at all, in conjunction with the information about Simmons contained elsewhere in this joint proxy statement/prospectus and the historical financial statements and other information about Simmons contained in its SEC filings.
Simmons’ Reasons for the OKSB Merger; Recommendation of Simmons’ Board of Directors
In reaching its decision to approve the OKSB merger agreement, the OKSB merger and the other transactions contemplated by the OKSB merger agreement, the Simmons board of directors consulted with Simmons’ management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:
•
each of Simmons’ and OKSB’s business, operations, financial condition, asset quality, earnings and prospects;

•
the fact that OKSB’s business and operations complement those of Simmons, that OKSB operates in banking markets that Simmons does not currently operate in including Oklahoma, Texas and Colorado and that the OKSB merger would result in a combined company with a diversified revenue stream from diversified geographic markets, a well-balanced portfolio and an attractive funding base;

•
its similar culture and operating styles;

•
its existing knowledge of OKSB’s business and its review and discussions with Simmons’ management concerning the additional due diligence examination of OKSB conducted in connection with the OKSB merger;

•
the complementary nature of the cultures of the two companies, which Simmons’ management believes should facilitate integration and implementation of the transaction;

•
OKSB’s market position within its banking markets in Oklahoma, Texas, Colorado and Kansas;

•
OKSB’s attractive commercial lending expertise;

•
the anticipated pro forma impact of the transaction on the combined company, including the expected impact on financial metrics including earnings and tangible book value and regulatory capital levels;

•
Simmons’ management’s expectation that Simmons will retain its strong capital position upon completion of the OKSB merger;

•
the financial and other terms of the OKSB merger agreement, including the fixed exchange ratio, tax treatment and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•
the integration experience and retention of OKSB management, which will help achieve a low execution risk;

•
the opinion of Mercer, rendered on December 14, 2016, addressed to the Simmons board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to Simmons of the OKSB merger consideration provided for in the OKSB merger, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as more fully described below under “—Opinion of Simmons’ Financial Advisor.”

•
the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating OKSB’s business, operations and workforce with those of Simmons;

•
the potential risk of diverting management attention and resources from the operation of Simmons’ business and towards the completion of the OKSB merger;

•
the regulatory and other approvals required in connection with the OKSB merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions, including a burdensome condition;

•
the structure of the OKSB merger as a combination in which the combined company would ultimately operate under the Simmons brand and the Simmons board of directors and Simmons management would have substantial participation in the combined company; and

•
the nature and amount of payments and other benefits to be received by OKSB management in connection with the OKSB merger pursuant to existing OKSB employment agreements and compensation plans and arrangements and the OKSB merger agreement.

The foregoing discussion of the factors considered by the Simmons board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Simmons board of directors. In reaching its decision to approve the OKSB merger agreement, the OKSB merger and the other transactions contemplated by the OKSB merger agreement, the Simmons board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Simmons board of directors considered all these factors as a whole, including discussions with, and questioning of, Simmons’ management and Simmons’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination to approve the OKSB merger agreement. It should be noted that this explanation of the OKSB board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”
Opinion of Simmons’ Financial Advisor
On November 18, 2016, Simmons executed an engagement agreement with Mercer to provide financial advisory services to Simmons, including a written opinion to the Simmons board of directors as to the fairness, from a financial point of view to Simmons shareholders, of the merger consideration to be paid to OKSB shareholders. Simmons selected Mercer because Mercer is a nationally recognized financial advisory firm with substantial experience in transactions similar to the merger. As part of its financial advisory business, Mercer is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

On December 14, 2016, the Simmons board of directors held a meeting to evaluate the proposed merger with OKSB. At this meeting Mercer reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Mercer as set forth in such opinion, the merger consideration to be paid to OKSB shareholders is fair, from a financial point of view, to the holders of Simmons common stock. The Simmons board of directors approved the stock purchase agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Mercer in preparing the opinion.
Mercer’s opinion speaks only as of the date of the opinion, and Mercer has undertaken no obligation to update or revise its opinion. The opinion was for the information of, and was directed to, the Simmons board of directors in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the consideration to be paid to OKSB shareholders in the merger. It did not address the underlying business decision of Simmons to engage in the merger. Mercer’s opinion did not and does not constitute a recommendation to the Simmons board of directors in connection with the merger, and it does not constitute a recommendation to any Simmons shareholder or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. Simmons and OKSB determined the merger consideration through the negotiation process without assistance of Mercer.
In rendering its opinion, Mercer reviewed, among other things:
•
the OKSB merger agreement, by and between Simmons and OKSB;

•
audited financial statements for OKSB for the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015;

•
regulatory call reports for OKSB Bank for fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30, and September 30, 2016;

•
OKSB’s parent-only financial statements for the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30 and September 30, 2016, filed on form FR Y-9LP;

•
multi-year projections for OKSB as prepared by OKSB management;

•
certain public filings both for Simmons and OKSB including Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015, and Quarterly Reports on Form 10-Q for the quarters ending March 31, June 30 and September 30, 2016;

•
consensus analyst earnings per share estimates for Simmons and OKSB as compiled by SNL Financial, a firm that tracks public market and M&A pricing in the financial services industry, for fiscal years 2016, 2017 and 2018;

•
non-performing loan and other real estate owned schedules for OKSB proximate to September 30, 2016;

•
financial data and public market and bank acquisition pricing information supplied by SNL Financial, LC;

•
certain other materials provided by management or otherwise obtained by Mercer Capital deemed relevant to prepare this opinion;

•
the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating OKSB’s business, operations and workforce with those of Simmons;

•
the potential risk of diverting Simmons management’s attention and resources from the operation of Simmons business and towards the completion of the OKSB merger;

•
the regulatory and other approvals required in connection with the OKSB merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•
the structure of the OKSB merger as a combination in which the combined company would operate under the Simmons brand and the Simmons board of directors and Simmons management would have substantial participation in the combined company; and

•
the nature and amount of payments and other benefits to be received by OKSB management in connection with the OKSB merger pursuant to existing OKSB plans and compensation arrangements and the OKSB merger agreement.

Mercer’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to Mercer through the date of the opinion. In conducting its review and arriving at its opinion, Mercer relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. Mercer did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Mercer relied upon management of Simmons and OKSB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and basis therefore) provided to Mercer. Mercer assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.
Mercer did not examine OKSB’s loan portfolio or the adequacy of the loan loss reserve. Mercer did not make or obtain any evaluation or appraisal of the assets or liabilities of Simmons, OKSB or their respective affiliates, nor did it examine any individual credit files. Mercer was not asked to and did not undertake any independent verification of any such information, and Mercer did not assume any responsibility or liability for the accuracy and completeness thereof.
The projections furnished to Mercer and used by it in certain of its analyses were prepared by management of Simmons and OKSB. Neither Simmons nor OKSB publicly discloses internal management projections of the type provided to Mercer in connection with its review of the OKSB merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.
The following is a summary of the material analyses presented by Mercer to the Simmons board of directors on December 14, 2016, in connection with the rendering of its fairness opinion. The summary is not a complete description of the analyses underlying the Mercer opinion, or the presentation, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to the partial analysis or summary description. In arriving at its opinion, Mercer did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Mercer’s analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Summary of the Proposed Merger.   Under the terms of the OKSB merger agreement, OKSB shareholders in the aggregate will receive aggregate merger consideration of approximately 7,250,000 shares of Simmons common stock and $95 million of cash. Mercer calculated the implied aggregate value of the merger consideration to be $564.4 million based upon the closing sales price of Simmons common stock on December 13, 2016, of  $64.75 per share. Mercer calculated the implied per share merger consideration to be $30.38 per share based upon the sum of the cash consideration of  $5.11 per share and the product of Simmons closing price of  $64.75 per share and the 0.3903 exchange ratio that constitutes the stock consideration.
Mercer also compared the implied value of the merger consideration as of December 13, 2016, with the implied value on September 26, 2016, when OKSB executed the letter of intent because U.S. bank stocks rose substantially in the weeks following the national elections on November 8 with the SNL U.S. Midcap Bank Index (of which Simmons common stock is included) increasing 30% from September 26, 2016, through December 13, 2016. Based upon the closing price of Simmons common stock on September 26, 2016, of  $48.72 per share Mercer calculated an implied aggregate value of the merger consideration to be $448 million and $24.13 per share.
Mercer calculated the implied merger consideration as of September 26, 2016, and December 13, 2016, to equate to:
•
158% and 199% of OKSB’s book value as of September 30, 2016;

•
167% and 211% of OKSB’s tangible book value as of September 30, 2016;

•
191% and 250% of core tangible book value as of September 30, 2016, based upon an 8.0% core equity ratio with excess capital valued dollar-for-dollar;

•
28.6 times and 36.0 times net income for the latest 12 months, which we refer to as LTM, for the period ended September 30, 2016;

•
20.0 times and 25.2 times 2017 estimated earnings; and

•
11.0 times and 14.4 times pro forma 2017 estimated earnings assuming the merger occurred on January 1, 2017, with all expense savings fully realized, but excluding purchase accounting-related adjustments.

In addition Mercer noted the implied per share merger consideration of  $24.13 per share as of September 26, 2016, represented a one-day premium of 32% based upon OKSB’s closing price on September 25, 2016, and the implied per share merger consideration of  $30.38 per share as of December 13, 2016, equated to a one-day premium of 25% based upon OKSB’s closing price on December 12, 2016.
Guideline Public Company Analysis.   Using publicly available information, Mercer compared the valuation, market performance, financial condition, asset quality, and financial performance of OKSB and Simmons to 30 bank holding companies trading on the Nasdaq or NYSE, and headquartered in Arkansas, Louisiana, Oklahoma, Mississippi, Missouri, Tennessee and Texas with assets greater than $1.0 billion. Mercer selected the bank holding companies based upon its professional judgment and experience.
The selected companies included in Simmons’ and OKSB’s “peer” group were:
Allegiance Bancshares, Inc.	IBERIABANK Corporation
BancorpSouth, Inc.	Independent Bank Group, Inc.
Bank of the Ozarks, Inc.	International Bancshares Corporation
BOK Financial Corporation	LegacyTexas Financial Group, Inc.
Comerica Incorporated	MidSouth Bancorp, Inc.
Commerce Bancshares, Inc.	Pinnacle Financial Partners, Inc.
Cullen/Frost Bankers, Inc.	Prosperity Bancshares, Inc.
Enterprise Financial Services Corp	Renasant Corporation
Equity Bancshares, Inc.	Southern Missouri Bancorp, Inc.
First Financial Bankshares, Inc.	Southside Bancshares, Inc.
First Horizon National Corporation	Texas Capital Bancshares, Inc.
Franklin Financial Network, Inc.	Triumph Bancorp, Inc.

Great Southern Bancorp, Inc.	Trustmark Corporation
Hancock Holding Company	UMB Financial Corporation
Hilltop Holdings Inc.	Veritex Holdings, Inc.
Home BancShares, Inc.
Because the combined company would have approximately $11 billion of assets on a pro forma basis Mercer compared OKSB and Simmons to a second peer group consisting of bank holding companies trading on the Nasdaq or NYSE headquartered throughout the U.S. with assets greater than $7.5 billion and less than $15.0 billion. Mercer selected the bank holding companies based upon its professional judgment and experience.
Banc of California, Inc.	Home BancShares, Inc.
BancorpSouth, Inc.	Hope Bancorp, Inc.
Banner Corporation	Independent Bank Corp.
Berkshire Hills Bancorp, Inc.	International Bancshares Corporation
Boston Private Financial Holdings, Inc.	LegacyTexas Financial Group, Inc.
Capital Bank Financial Corp.	NBT Bancorp Inc.
Cathay General Bancorp	Old National Bancorp
Columbia Banking System, Inc.	Opus Bank
Community Bank System, Inc.	Pinnacle Financial Partners, Inc.
Customers Bancorp, Inc.	Renasant Corporation
CVB Financial Corp.	South State Corporation
FCB Financial Holdings, Inc.	Sterling Bancorp
First BanCorp.	TowneBank
First Financial Bancorp.	Trustmark Corporation
First Interstate BancSystem, Inc.	Union Banshares Corporation
First Midwest Bancorp, Inc.	United Bankshares, Inc.
Glacier Bancorp, Inc.	United Community Banks, Inc.
Great Western Bancorp, Inc.	Washington Federal, Inc.
Heartland Financial USA, Inc.	WesBanco, Inc.
Hilltop Holdings, Inc.
	Simmons	OKSB	Regional Median	National Median
Assets	$8,227	$2,468	$10,978	$9,595
Tangible Common	9.52%	10.92%	8.99%	8.78%
Core Deposits	89.8%	82.1%	90.3%	91.9%
Loans/Assets	65.7%	75.3%	69.0%	72.5%
Reserve/Loans	0.65%	1.51%	0.99%	0.96%
NPAs/Loans & ORE	1.89%	1.46%	1.03%	0.96%

	Simmons	OKSB	Regional Median	National Median
LTM ROTCE	13.3%	6.0%	11.1%	12.5%
LTM ROA	1.24%	0.68%	1.03%	1.08%
LTM NIM	4.30%	3.48%	3.62%	3.63
LTM Fees/Rev	31.2%	16.7%	20.4%	21.3%
LTM Efficiency	58.6%	65.8%	59.1%	59.3%
LTM PPOL/Assets	2.20%	1.35%	1.73%	1.77%
12/12/16 Pricing	Simmons	OKSB	Regional Median	National Median
P/E (LTM)	21.2x	28.9x	22.0x	21.7x
P/E (16E)	20.5x	27.5x	20.6x	20.2x
P/E (17E)	18.7x	20.6x	17.9x	18.6x
P/BV	176%	160%	180%	165%
P/TBV	272%	170%	217%	225%
Div’d Yield	1.48%	1.32%	1.54%	1.74%
Guideline Transactions Analysis.   Mercer reviewed acquisition multiples for banks and thrifts with similar characteristics to OKSB as reported by SNL Financial, a firm that tracks public market and M&A pricing in the financial services industry. The database was screened by Mercer for the following characteristics to derive four groups of banks and thrifts that had agreed to be acquired.
(a)
Southwest group consisting of 12 banks located in the Southwest that had agreed to be acquired since January 1, 2014, with assets greater than $500 million.

(b)
National group consisting of 28 banks located throughout the U.S. that had agreed to be acquired since January 1, 2014, with assets of  $1.0 billion to $5.0 billion, an LTM ROA of 0.5% to 1.0%, and NPAs less than 2.0% of assets.

(c)
Pending group consisting of 12 acquisitions announced since May 1, 2016, but which had not closed as of December 13, 2016, in which the consideration to be paid exceeded $100 million with at least 65% of such consideration consisting of common stock.

As shown in the table below, Mercer compared the proposed transaction ratios as of September 26, 2016, when the letter of intent was executed, and December 13, 2016. For the pending group Mercer calculated the current value of the proposed consideration as of December 13, 2016, to capture the impact of the appreciation in U.S. bank stocks since the national election on November 8, 2016.
Transaction multiples for the OKSB merger were derived from the implied aggregate merger consideration of  $448 million as of September 26, 2016, and $564.4 million as of December 13, 2016. Using the guideline transaction data, Mercer derived and compared, among other things, the implied merger consideration to:
(a)
tangible book value;

(b)
core tangible book value defined as tangible common equity equivalent to 8.0% of assets with excess tangible common equity added dollar-for-dollar;

(c)
net income attributable to common shareholders for the LTM as of September 30, 2016;

(d)
core net income attributable to common shareholders for the LTM as of September 30, 2016; and

(e)
forecasted 2017 net income attributable to common shareholders.

Median Multiples	Southwest	National	Pending	Revalued 12/13/16	Southwest 9/26/16	Southwest 12/13/16
P/E LTM	18.4x	22.7x	21.2x	25.2x	28.2x	35.0x
P/E Core	NA	20.9x	20.0x	24.7	24.9x	31.0x
P/E Est	NA	19.8x	21.1x	25.3x	20.2x	25.1x
P/TBV	181%	190%	202%	239%	170%	211%
P/ Core TBV	196%	210%	215%	248%	195%	251%
Core Dep Prem	10.1%	11.9%	11.9%	14.4%	11.0%	17.4%
Median Value	$123	$264	$384	$471	$448	$564
Indicated Value	Southwest	National	Pending	Revalued	Low	Median	High
P/E LTM	$297	$365	$341	$407	$297	$353	$407
P/E Core	NA	$381	$365	$451	$365	$381	$451
P/E Est	NA	$445	$475	$568	$445	$475	$568
P/TBV	$486	$508	$541	$641	$486	$525	$641
P/Core TBV	$456	$485	$494	$559	$456	$490	$559
Core Dep Prem	$439	$470	$470	$514	$439	$470	$514
Discounted Cash Flow Analysis.   Mercer performed a discounted cash flow analysis to estimate a range of present values of after-tax cash flows that OKSB could contribute to Simmons through 2021, including cost savings. The discounted cash flow analysis is a widely used valuation method that relies upon numerous assumptions, including asset and earnings growth rates, minimum tangible common equity ratios, expense savings, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of OKSB.
In performing this analysis, Mercer relied on guidance from management to derive projected after-tax cash flows for fiscal years 2017 through 2021. Mercer assumed that OKSB would maintain a tangible common equity to tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained to maintain an 8.0% tangible asset ratio represented excess capital to be distributed as a dividend.
Mercer derived a discount rate of 12.0% from the sum of  (a) 2.81% for the risk-free rate derived from the yield on 20-year U.S. Treasuries; (b) the product of the estimated small-cap banking industry beta of 1.03x and the common stock premium of 5.50% based upon Mercer’s review of long-term market return data; (c) the small capitalization stock equity premium of 2.04% based upon the return of the 8th decile of U.S. market cap common stocks as compiled by Duff  & Phelps; and (d) 1.50% for an incremental risk premium Mercer deemed to be appropriate given company specific risk associated with OKSB.
Mercer applied terminal multiples ranging from 13.5 times to 17.5 times fiscal year 2021 forecasted earnings. The upper-end of the band was based upon the 10-year average P/E of 16.6 times for OKSB, 15.9 times for Simmons, 15.9 times the SNL Small Cap U.S. Bank Index and 16.9 times the SNL Mid Cap U.S. Bank Index. Mercer considered the lower-end of the range to be more consistent with where small- and mid-sized banks traded at the time the letter of intent was signed and prior to the revaluation of bank stocks after the November 8, 2016, national elections.
This analysis resulted in a range of values of OKSB from $497 million to $641 million based upon discount rates of 11.0% to 13.0% and terminal multiples applied to projected 2021 net income of 13.5 times to 17.5 times. Mercer developed a range of value $542 million to $631 million with a 16.5 times terminal multiple while varying the discount rate from 11.0% to 13.0% and realized expense savings of 30% to 40% of OKSB’s operating expenses. Mercer also developed a range of  $465 million to $673 million with a discount rate of 12.0% while varying the terminal multiple from 13.5 times to 17.5 times and projected 2021 net income with expense savings of  $40 million to $50 million.
Financial Impact Analysis.   Mercer performed pro forma merger analyses that combined projected income statement and balance sheet information of Simmons and OKSB (giving effect to its then pending acquisition of HCIC). Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the OKSB merger would have on certain projected financial results of Simmons. In the course of this analysis, Mercer used earnings estimates for Simmons and OKSB for 2017 through 2021 provided by Simmons’ management. Mercer used pro forma assumptions (including purchase accounting assumptions, merger related expenses and cost savings) provided by Simmons’ management. This analysis indicated that the OKSB merger is expected to be accretive to Simmons’ estimated earnings per share in fiscal years 2018 through 2021. The analysis also indicated that the OKSB merger is expected to be accretive to tangible book value per share for Simmons in approximately 2.5 years and that the pro forma entity would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Simmons following the OKSB merger will vary from the projected results, and the variations may be material.
Process Consideration.   Mercer was retained to render a fairness opinion. The transaction was negotiated by OKSB and Simmons management. Mercer was not asked and did not seek alternative bidders.
Other Considerations.   Mercer noted the merger, if consummated, will potentially increase Simmons’ growth rate over time because OKSB’s core markets are growing faster than the majority of Simmons’ markets, and that upwards of 70% of the cash consideration to be paid in the merger is expected to be funded from OKSB’s excess capital.
Relationships.   Pursuant to the engagement letter, Simmons agreed to pay Mercer a fee of  $250,000 to opine as to the fairness of the merger consideration from a financial point of view that will be paid to OKSB shareholders. No part of Mercer’s fee is contingent upon the conclusion of its analysis or of the merger. Mercer does not own or make a market in any security that has been issued by Simmons or OKSB. Within the prior two years, Mercer Capital has been engaged by Simmons related to the valuation of certain intangible assets obtained in connection with its acquisition of Ozark Trust and Investment Corporation and to provide a fairness opinion for the acquisition of HCIC. Mercer Capital has not been engaged by OKSB during the past two years.
Certain OKSB Prospective Financial Information Provided to Simmons
OKSB management does not as a matter of course make public projections as to future performance, earnings or other results, and is especially wary of making projections for extended periods, due to the inherent uncertainty of the underlying assumptions and estimates. However, OKSB provided certain projections to Mercer in its capacity as financial advisor to Simmons and to KBW in its capacity as financial advisor to OKSB.
These projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to OKSB’s business, all of which are inherently uncertain and difficult to predict and many of which are beyond OKSB’s control. These projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business or economic developments. These assumptions may also be affected by OKSB’s ability to achieve strategic goals, objectives and targets over the applicable periods. As such, these projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the sections of this joint proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” and in OKSB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and subsequent reports OKSB has filed with the SEC. The assumptions cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year.
The projections were not prepared with a view toward public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the AICPA for preparation and presentation of prospective financial information. Neither OKSB’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the projections. Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared.

You are strongly cautioned not to place undue reliance on the projections set forth below. The inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that any of OKSB, Simmons or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of OKSB, Simmons or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the underlying assumptions are shown to be in error. None of OKSB, Simmons or their respective affiliates, advisors or representatives makes any representation to any other person regarding the projections. The projections are not being included in this joint proxy statement/prospectus to influence a shareholder’s decision regarding how to vote on any given proposal, but because the projections were provided to Mercer.
OKSB provided Mercer with projected 2017 earnings of  $22.8 million ($1.20 per share) and projected earnings for 2018 of  $25.2 million ($1.32 per share). In addition, OKSB provided Mercer with an estimated long-term growth rate of 9% beyond 2018, although Mercer used a lower 7% estimated long-term growth rate after discussions with Simmons' management.
In addition, OKSB provided to KBW net income projections of  $22.8 million for 2017, $25.2 million for 2018, $27.5 million for 2019, $30.0 million for 2020 and $32.7 million for 2021, which were used by KBW for purposes of the financial analyses that KBW performed in connection with its opinion. OKSB provided KBW with an estimated 9% long-term growth rate for OKSB’s earning from 2018-2021 and an estimated 7% growth rate for OKSB’s earnings for 2022.
In light of the foregoing factors and the uncertainties inherent in the projections, shareholders are cautioned not to place undue, if any, reliance on the projections. The projections should be evaluated, if at all, in conjunction with the information about OKSB contained elsewhere in this joint proxy statement/prospectus and the historical financial statements and other information about OKSB contained in its SEC filings.
Interests of OKSB’s Directors and Executive Officers in the OKSB Merger
Certain members of OKSB’s executive management team and the members of OKSB’s board of directors have financial and other interests in the OKSB merger that are in addition to, or different from, their interests as OKSB shareholders generally. OKSB’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the OKSB merger agreement. OKSB shareholders should take these interests into account when deciding whether to vote for the OKSB merger proposal. These interests are described in more detail below, and certain of them are quantified within the narrative disclosure and in the tables below.
Employment Relationships.   A number of executive officers of OKSB, including Mark W. Funke, have contractual rights to severance pay or benefits triggered by a change in control with OKSB and a termination of their employment with OKSB or Simmons under certain circumstances. It is expected that Mr. Funke will become an officer of Simmons Bank following the consummation of the merger of OKSB Bank with and into Simmons Bank. It is a condition to Simmons’ obligation to consummate the OKSB merger that Simmons and Mr. Funke enter into a new employment arrangement that is satisfactory to Simmons and that Mr. Funke and OKSB terminate his existing employment agreement.
It is anticipated that many other OKSB Bank employees will continue to be employed by Simmons after the OKSB merger. All such employees will be able to participate in all Simmons employee benefit plans offered to similarly situated employees of Simmons, including severance benefits in accordance with the applicable severance policy of Simmons (other than to any employee who is a party to individual agreements or letters that entitle such person to different severance or termination benefits). Employees of OKSB or its subsidiaries generally will receive service credit based on their service with OKSB or its subsidiaries for purposes of participation in the Simmons employee benefit plans.
OKSB has entered into employment agreements with Mr. Funke and Mr. Shockley which obligate OKSB to pay certain separation benefits to them in the event of termination without cause or constructive termination within 24 months following a change of control, such as the OKSB merger. OKSB has also entered into change of control agreements with Priscilla Barnes, Brent Bates, and Rusty LaForge, which obligate OKSB to pay certain separation benefits to them in the event of termination without cause or by the executive resignation for good reason within 24 months following a change of control, such as the OKSB merger.
With respect to Mr. Funke and Mr. Shockley’s employment agreements, the term “cause” generally means: (i) a material breach of the terms of the employment agreement by the executive; (ii) any act by the executive of fraud against, material misappropriation from, or material dishonesty to OKSB; (iii) conviction of the executive of a crime involving breach of trust or moral turpitude or any felony; (iv) conduct by the executive that amounts to willful misconduct, gross and willful insubordination, or gross neglect or inattention to the executive’s duties and responsibilities under the employment agreement, including prolonged absences without the written consent of the OKSB board of directors; (v) conduct in material violation of the OKSB written code of conduct as the same may be in force from time to time not cured by the executive within ten (10) business days after the executive’s receipt of written notice thereof; (vi) receipt of any form of notice, written or otherwise, that any regulatory agency having jurisdiction over OKSB intends to institute any form of formal regulatory action against the executive; or (vii) the executive’s removal and/or permanent prohibition from participating in the conduct of OKSB affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the FDIA (12 U.S.C. 1818(e)(4) and (g)(1)).
With respect to Ms. Barnes, Mr. Bates and Mr. LaForge’s change of control agreements, the term “cause” generally means: (i) the conviction of the executive by a federal or state court of competent jurisdiction of a felony which relates to the executive’s employment; (ii) an act or acts of dishonesty taken by the executive and intended to result in substantial personal enrichment of the executive at OKSB’s expense; or (iii) the executive’s “willful” failure to follow a direct lawful written order from executive’s supervisor, within the reasonable scope of the executive’s duties, which failure is not cured within 30 days.
With respect to Mr. Funke and Mr. Shockley’s employment agreements, the term “constructive termination” means: (i) the material reduction of the executive’s annual salary, annual bonus opportunity, opportunity to earn equity compensation, or other benefits, each as provided in the employment agreement; (ii) a material diminution in the executive’s authority, duties or responsibilities or a change in his position such that he or she ceases to hold the title of, or serve in the role as, in the case of Mr. Funke, President and Chief Executive Officer, and in the case of Mr. Shockley, Executive Vice President and Chief Financial Officer, of OKSB or any successor; (iii) the assignment of any duties materially inconsistent with the executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities under the employment agreement; or (iv) an involuntary relocation of the executive’s primary office or worksite to a place that is beyond a 20 mile radius from 6301 Waterford Boulevard in Oklahoma City, Oklahoma.
With respect to Ms. Barnes, Mr. Bates, and Mr. LaForge’s change of control agreements, the term “good reason” means: (i) a reduction by more than 10% in executive’s base salary and target bonus, as compared with the base salary and most recently established target bonus, or if no target bonus has been set then the bonus most recently paid, prior to the change of control; (ii) a relocation of executive’s principal office with OKSB or any successor that increases the executive’s commute by more than 35 miles per day; (iii) a substantial and adverse change in the executive’s duties, control, authority, status or position, or the assignment to the executive of duties or responsibilities which are materially inconsistent with such status or position, or a material reduction in the duties and responsibilities previously exercised by the executive, or a loss of title, loss of office, loss of significant authority, power or control, or any removal of executive from, or any failure to reappoint or reelect executive to, such positions; or (iv) any material breach by OKSB or its successor of any other material provision of the change of control agreement.
Under the terms of Mr. Funke’s existing employment agreement with OKSB, in the event Mr. Funke’s employment is terminated without cause or constructively terminated within 24 months following the closing of the OKSB merger: (i) Mr. Funke will be entitled to severance in an amount equal to the sum of (a) three times Mr. Funke’s annual base salary in effect on the date of termination of his employment and (b) one times the average cash portion of Mr. Funke’s annual bonus for the three years immediately preceding the OKSB merger, payable in 12 monthly payments. Monthly severance payments shall be paid in accordance with regular payroll practices, commencing with the first payroll date that is more than 60 days following the date of termination of Mr. Funke’s employment; (ii) any service condition contained in any equity awards outstanding in favor of Mr. Funke shall be deemed to have been satisfied immediately prior to the effective date of the termination of his employment; and (iii) shares of OKSB common stock subject to any performance stock awards granted to Mr. Funke pursuant to the employment agreement shall be earned if and to the extent applicable performance measures are attained and the applicable conditions in the employment agreement remain satisfied as of the fiscal year ending with or within the 12-month period immediately following the effective date of the termination of Mr. Funke’s employment.
Under the terms of Mr. Shockley’s existing employment agreement with OKSB, in the event Mr. Shockley’s employment is terminated without cause or constructively terminated within 24 months following the closing of the OKSB merger, Mr. Shockley will be entitled to severance in an amount equal to the sum of  (i) two times his annual base salary as in effect on the date of termination of his employment and (ii) one times the average of the “Company Incentive Portion” of Mr. Shockley’s annual bonus under the OKSB ELT Incentive Plan for the three years immediately prior to the date of the OKSB merger, which amount shall be paid in substantially equal installments not less frequently than monthly over 12 months. Monthly severance payments shall be paid in accordance with regular payroll practices, commencing with the first payroll date that is more than 60 days following the date of termination of Mr. Shockley’s employment.
Under the terms of each of Ms. Barnes, Mr. Bates, and Mr. LaForge’s existing change of control agreements with OKSB, if, within 24 months following the closing of the OKSB merger, the executive’s employment is terminated other than for cause, disability or death or the executive terminates employment resigns for good reason: (i) the executive will be entitled to severance, payable in a single lump sum payment, within 30 days of the date of termination, in an amount equal to the sum of  (a) two times the executive’s annual base salary as in effect on the date of the change of control and (b) one times the average of the “Company Incentive Portion” of the executive’s annual bonus under the OKSB ELT Incentive Plan for the three years immediately prior to the date of the change of control; and (ii) for a period of 12 months following the date of termination, the executive will be entitled to continued participation in the medical, hospitalization, and dental programs maintained by us for the benefit of our executive officers as in effect on the date of termination, at such level and terms and conditions (including, without limitation, contributions required by the executive for such benefits) as in effect on the termination date; and (iii) any service condition contained in any equity awards outstanding in favor of executive shall be deemed to have been satisfied immediately prior to the effective date of the termination of executive’s employment.
OKSB Equity Awards.   All unvested OKSB stock awards outstanding under any existing OKSB stock plan or any other stock-based compensation plan of OKSB, including the OKSB 2008 Stock Based Award Plan, OKSB Employee Stock Purchase Plan, OKSB and Affiliates Amended and Restated Severance Compensation Plan, OKSB 2002 and 2003 Deferred Compensation Plans, OKSB 2013 Elective Non-Qualified Deferred Compensation Plan, and OKSB Executive Leadership Team Incentive Plan, which remain outstanding immediately prior to completion of the OKSB merger will immediately vest upon the effective time of the OKSB merger and will be entitled to be exchanged for the OKSB merger consideration in the same manner as unrestricted shares of OKSB common stock. Based on the OKSB merger consideration being $[•], and assuming the merger is completed in the fourth quarter of 2017, the value of all unvested shares that are held by OKSB’s directors and executive officers as a group would be approximately $[•].
Each outstanding share of OKSB common stock held in the OKSB Employee Stock Purchase Plan will be entitled to be exchanged for OKSB merger consideration in the same manner as other shares of OKSB common stock.

The following table sets forth holdings of OKSB equity awards by its named executive officers as of August 24, 2017.
Participant	OKSB Unvested Stock Plan Awards(1)
Mark W. Funke	141,713
Joe T. Shockley, Jr.	17,718
Priscilla Barnes	18,149
Brent Bates	13,311
Rusty LaForge	13,063
TOTALS	203,954

(1)
Vests upon the OKSB merger effective date.

Security Ownership of OKSB Directors and Executive Officers.   As of the OKSB record date, there were [•] shares of OKSB common stock outstanding and entitled to vote. Approximately [•]% of those voting shares were owned and entitled to be voted by OKSB or OKSB Bank directors and executive officers and their affiliates. Concurrently with execution of the OKSB merger agreement, OKSB’s directors entered into OKSB support agreements with Simmons to vote his or her shares in favor of the OKSB merger proposal and against certain competing acquisition proposals or other actions that would frustrate the purposes of, prevent or materially delay completion of the OKSB merger, as well as certain other restrictions with respect to the voting and transfer of such shareholder’s shares of OKSB common stock. OKSB also expects these shareholders will vote in favor of the OKSB compensation proposal and the OKSB adjournment proposal, if necessary or appropriate. These shareholders have also agreed to customary non-solicitation covenants that restrict such shareholder’s ability to solicit business from, or interfere with, Simmons customers or to solicit Simmons’ employees.
Indemnification; Directors’ and Officers’ Insurance.   Simmons has agreed to indemnify and hold harmless each present and former director and officer of OKSB and its subsidiaries following completion of the OKSB merger. This indemnification covers liability and expenses arising out of matters existing or occurring at or prior to the completion of the OKSB merger to the fullest extent permitted under state law and by OKSB’s certificate of incorporation and bylaws as in effect on the date of the OKSB merger agreement, including provisions relating to advances of expenses incurred in the defense of any litigation. Simmons also has agreed to use its reasonable best efforts to maintain OKSB’s policy of directors’ and officers’ liability insurance coverage or policies of at least the same coverage and amounts and containing terms and conditions which are substantially no less advantageous than the current policy (or, with the consent of OKSB prior to the effective time of the OKSB merger, any other policy), with respect to claims arising from facts or events that occurred prior to the effective time of the merger for the benefit of OKSB’s existing directors and officers for six years following completion of the OKSB merger as long as the premium to be paid is not more than 200% of the current annual premium paid by OKSB for such insurance. In lieu of the insurance described in the preceding sentence, prior to the effective time of the OKSB merger, Simmons, or OKSB, in consultation with Simmons, may obtain a six-year “tail” prepaid policy providing coverage equivalent to such insurance.
OKSB Golden Parachute Compensation.   Set forth below is information about compensation that may be payable to certain of OKSB’s executive officers that is based on or otherwise related to the OKSB merger. Under applicable SEC rules, information is provided for OKSB’s principal executive officer, principal financial officer and the three other most highly compensated executive officers who were serving as such at the end of 2016, and who are referred to collectively as the OKSB named executive officers.
The following table sets forth the aggregate dollar value of the compensation that each of the OKSB named executive officers would receive that is based on or otherwise related to the OKSB merger, assuming the following:
•
the OKSB merger closed on [•], 2017, the last practicable date prior to the filing of this joint proxy statement/prospectus;

•
the OKSB named executive officers were terminated without cause, or resigned under circumstances constituting an effective termination (in either case, a “covered termination” for the purpose of this section), immediately following the closing of the OKSB merger on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus; and

•
the value of the vesting acceleration of the OKSB named executive officers’ equity awards is calculated assuming a price per share of Simmons common stock of  $62.27, which is the average closing price of Simmons common stock on the Nasdaq Global Select Market during the five-day period first following the public announcement of the OKSB merger.

The amounts reported below are estimates based on these assumptions. As a result, the compensation, if any, to be received by an OKSB named executive officer may materially differ from the amounts set forth below.
	Potential Change in Control Payments to OKSB Named Executive Officers
Named Executive Officer	Equity (1)	Estimated Change in Control Salary Value(2	Estimated Change in Control Bonus Value(2)	Other Benefits(2)(3)	Total
Mark W. Funke, President and Chief Executive Officer	$4,168,343	$1,395,000	$123,042	—	$5,686,386
Joe T. Shockley, Jr., Executive Vice President and Chief Financial Officer	$521,157	$618,000	$90,775	—	$1,229,932
Priscilla Barnes, Senior Executive Vice President and Chief Operating Officer	$533,834	$600,000	$93,558	$8,910	$1,236,303
Brent Bates, Executive Vice President and Chief Credit Officer	$391,530	$497,760	$70,040	$24,587	$983,916
Rusty LaForge, Executive Vice President and General Counsel	$384,235	$492,660	$69,198	$24,587	$970,680

(1)
The amounts in this column reflect the value in respect of unvested restricted stock that vests upon the closing of the OKSB merger in accordance with the terms of the OKSB merger agreement, calculated assuming a price per share of  $62.27, derived as stated above. This accelerated vesting is considered to be a single-trigger arrangement, subject only to the closing of the OKSB merger itself. Refer to the table under the heading “OKSB Equity Awards” of this section.

(2)
The amounts in these columns are double-trigger benefits that require two conditions, which are the closing of the OKSB merger as well as a covered termination of employment within 24 months following the closing of the OKSB merger.

(3)
The amounts in this column reflect the annual cost of the OKSB named executive officer’s medical, hospitalization, and dental insurance coverage.

OKSB Compensation Proposal; Quantification of Potential Payments to OKSB’s Named Executive Officers in Connection with the OKSB Merger
In accordance with Section 14A of the Exchange Act and SEC rules issued thereunder, OKSB shareholders may cast a non-binding, advisory vote to approve compensation that may be paid or become payable to OKSB’s named executive officers in connection with the OKSB merger, as set forth herein. Accordingly, the following resolution will be submitted to a non-binding, advisory vote of OKSB shareholders at the OKSB special meeting:
RESOLVED, that the compensation that may be paid or become payable to OKSB’s named executive officers, in connection with the OKSB merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in the table below and the footnotes thereto and related narrative section, is hereby APPROVED.
THE OKSB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OKSB SHAREHOLDERS VOTE “FOR” THE OKSB COMPENSATION PROPOSAL.
Dissenters’ Rights in the OKSB Merger
Introductory Information
General.   Dissenters’ rights with respect to OKSB common stock are governed by the OGCA. OKSB shareholders have the right to dissent from the OKSB merger and to obtain payment of the “fair value” of their shares in cash (as specified in the statute) in the event the OKSB merger is consummated. Strict compliance with the dissent procedures is required to exercise and perfect dissenters’ rights under the OGCA. Subject to the terms of the OKSB merger agreement, the OKSB board of directors could elect to terminate the OKSB merger agreement even if it is approved by OKSB’s shareholders, thus cancelling dissenters’ rights.
OKSB urges any OKSB shareholder who contemplates exercising his right to dissent to read carefully the provisions of Section 1091 of the OGCA, which are attached to this joint proxy statement/prospectus as Annex H. A more detailed discussion of the provisions of the statute is included there. The discussion describes the steps that each OKSB shareholder must take to exercise his right to dissent. Each OKSB shareholder who wishes to dissent should read both the summary and the full text of the law. OKSB cannot give any OKSB shareholder legal advice. To completely understand this law, each OKSB shareholder may want, and OKSB encourages any OKSB shareholder seeking to dissent, to consult with his legal advisor. Any OKSB shareholder who wishes to dissent should not send in a signed proxy unless he marks his proxy to vote against the OKSB merger or such shareholder will lose the right to dissent.
Address for Notices.   Send or deliver any written notice or demand concerning any OKSB shareholder’s exercise of his dissenters’ rights to Southwest Bancorp, Inc., 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, Attention: Rusty LaForge, General Counsel, Telephone: (405) 427-4052.
Act Carefully.   OKSB urges any OKSB shareholder who wishes to dissent to act carefully. OKSB cannot and does not accept the risk of late or undelivered notices or demands. A dissenting OKSB shareholder may call OKSB at (405) 427-4052 and ask for OKSB’s General Counsel, Rusty LaForge to receive confirmation that his notice or demand has been received. If his notices or demands are not timely received by OKSB, then such shareholder will not be entitled to exercise his dissenters’ rights. OKSB’s shareholders bear the risk of non-delivery and of untimely delivery.
If any OKSB shareholder intends to dissent, or thinks that dissenting might be in his best interests, such shareholder should read Annex H carefully.
Summary of Section 1091 of the OGCA — Dissenters’ Rights
The following is a summary of Section 1091 of the OGCA and the procedures that an OKSB shareholder must follow to dissent from the OKSB merger agreement and to perfect his appraisal rights and receive cash rather than the OKSB merger consideration (including Simmons common stock), if the OKSB merger agreement is approved and the OKSB merger is completed. This summary is qualified in its entirety by reference to Section 1091 of the OGCA, which is reprinted in full as part of this Annex H to this joint proxy statement/prospectus. Annex H should be reviewed carefully by any shareholder who wishes to perfect his dissenters’ rights. Failure to strictly comply with the procedures set forth in Section 1091 of the OGCA will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.
If the OKSB merger is completed, any OKSB shareholder who has properly perfected his statutory dissenters’ rights in accordance with Section 1091 of the OGCA has the right to obtain, in cash, payment of the fair value of such shareholder’s shares of OKSB common stock. The appraised fair value may be more or less than the value of the OKSB merger consideration to be received in the OKSB merger. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the OKSB merger are not opinions as to, and do not address in any manner, fair value under the OGCA.
Under Section 1091 of the OGCA, each OKSB shareholder who demands an appraisal in connection with the OKSB merger and who complies with the various procedural requirements of Section 1091 of the OGCA is entitled to “appraisal rights, “pursuant to which the OKSB shareholder will receive the fair value of his shares of OKSB common stock in cash. The value as determined by an Oklahoma court may be more or less than the value such shareholder is entitled to under the OKSB merger agreement.
To exercise and perfect appraisal rights under Section 1091 of the OGCA, an OKSB shareholder must do each of the following:
•
deliver to OKSB, before a shareholder vote is taken at the OKSB special meeting, a written demand for appraisal of the shares of the OKSB shareholder. The written demand must reasonably inform OKSB of the identity of the shareholder and that such shareholder intends thereby to demand appraisal of the shares of the shareholder. Neither a proxy nor vote against the OKSB merger will satisfy the requirement of such written demand;

•
not vote in favor of the OKSB merger proposal (note that a vote, in person or by proxy, against the OKSB merger proposal will not satisfy the statutory requirement that a shareholder make a written demand for an appraisal of his shares); and

•
continuously hold his shares of OKSB common stock on and from the date he makes the demand through the effective time of the OKSB merger.

If an OKSB shareholder does not vote against the OKSB merger proposal, it will not constitute a waiver of his appraisal rights under the OGCA if such shareholder makes a written demand for payment before the vote is taken at the OKSB special meeting. Conversely, voting against the OKSB merger agreement will not, by itself, be sufficient to satisfy an OKSB shareholder’s obligations if he dissents and wants to exercise his appraisal rights. An OKSB shareholder must follow the procedures set forth in Section 1091 of the OGCA to exercise any appraisal rights.
Each outstanding share of OKSB common stock as to which a legally sufficient demand in accordance with Section 1091 of the OGCA has been made and that did not vote in favor of approval of the OKSB merger proposal retains all other rights of an OKSB shareholder until those rights are cancelled by consummation of the OKSB merger. However, after the effective time of the OKSB merger, no dissenting shareholder who has demanded appraisal rights shall be entitled to vote the stock for any purpose or to receive payment of dividends (except dividends payable to shareholders of record prior to the effective time of the OKSB merger).
If the OKSB merger is approved at the OKSB special meeting, within 10 days after the effective date of the OKSB merger, Simmons must notify the dissenting shareholders who have complied with the provisions of Section 1091 of the OGCA described above that the OKSB merger has become effective. Within 120 days after the effective date of the OKSB merger, Simmons will send to such dissenting shareholders, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the OKSB merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement will be mailed to the dissenting shareholders within 10 days after the written request is received by Simmons or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Also within 120 days after the effective date of the OKSB merger, any dissenting shareholder who has complied with the provisions of Section 1091 of the OGCA or Simmons may file a petition in district court demanding a determination of the value of the stock of the dissenting shareholders; however, at any time within 60 days after the effective date of the OKSB merger, each dissenting shareholder has the right to withdraw his demand for appraisal and to accept the OKSB merger consideration offered under the OKSB merger agreement. The court shall provide notice to Simmons of any such petition filed by a shareholder and, within 20 days of service of that notice, Simmons shall provide to the court a list of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by Simmons. After providing proper notice of the proceeding, the court will determine the shareholders who are entitled to appraisal rights and will direct Simmons to pay the fair value of the shares, together with interest, to the OKSB shareholders entitled to such payment. In determining the fair value of the shares, the court will take into account all relevant factors and will exclude any element of value arising from the accomplishment or expectation of the OKSB merger. The court will determine the costs of the proceeding and may tax the parties as it deems appropriate. Upon request by a dissenting shareholder, the court may order all or a portion of the expenses incurred by any shareholder, including attorneys’ fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to an appraisal. Payment will be made to dissenting shareholders with certificated shares immediately and to those with certificated shares upon surrender of the certificates representing the shares of OKSB common stock.
The shares for which a dissenting shareholder has properly exercised and perfected appraisal rights and followed the required procedures in the OGCA will not be converted into, or represent, the right to receive Simmons common stock and cash as provided under the OKSB merger agreement. None of these OKSB shares will, after the effective time of the OKSB merger, be entitled to vote for any purpose or receive any dividends or other distributions. If, however, the holder of such shares fails to properly perfect, effectively withdraws, waives or loses, or otherwise becomes ineligible to exercise appraisal rights under the OGCA, then at that time shares held by such holder will be converted into Simmons common stock and cash as provided in the OKSB merger agreement.
The foregoing discussion does not purport to be a complete statement of the procedures for exercising and perfecting appraisal rights under the OGCA and is qualified in its entirety by reference to the full text of Section 1091 of the OGCA, a copy of which is attached as Annex H to this joint proxy statement/prospectus.
If any OKSB shareholder intends to dissent, or if such shareholder believes that dissenting might be in his best interests, such shareholder should read Annex H carefully.
For a description of Simmons shareholders’ dissenters’ rights, see “The Mergers — Simmons Shareholders Dissenters’ Rights in the OKSB Merger and First Texas Merger.”

THE FIRST TEXAS MERGER
The following discussion contains certain information about the First Texas merger. This discussion is subject, and qualified in its entirety by reference, to the First Texas merger agreement attached as Annex B to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the First Texas merger agreement attached as Annex B, for a more complete understanding of the First Texas merger.
The First Texas merger proposal will be considered and voted upon by the Simmons shareholders at the Simmons special meeting and by the First Texas shareholders at the First Texas special meeting.
Terms of the First Texas Merger
Each of Simmons’ and First Texas’ respective boards of directors has unanimously approved and adopted the First Texas merger agreement. The First Texas merger agreement provides for the merger of First Texas with and into Simmons, with Simmons continuing as the surviving corporation. Following completion of the First Texas merger, First Texas Bank will operate as a separate bank subsidiary of Simmons until it is merged with and into Simmons Bank.
In the First Texas merger, each share of First Texas common stock, $1.00 par value per share, issued and outstanding immediately prior to the effective time of the First Texas merger, except for shares of First Texas common stock held directly or indirectly by First Texas or Simmons and any dissenting shares, will be converted into the right to receive, subject to possible adjustment and based on certain assumptions described below, the First Texas merger consideration. The amount of First Texas merger consideration described above is based on the following assumptions: (1) immediately prior to the effective time of the First Texas merger, there are (a) [•] shares of First Texas common stock outstanding, (b) [•] shares of First Texas common stock subject to First Texas options outstanding, and (c) [•] shares of First Texas common stock subject to First Texas SARs outstanding, and (2) the average closing price per share of Simmons common stock at the closing of the First Texas merger is $[•], which is the closing sales price of Simmons common stock on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. Since we will not know the actual amounts reflected in these assumptions until immediately prior to the effective time of the First Texas merger, the amount of First Texas stock consideration and First Texas cash consideration actually received by First Texas shareholders may be different than the amounts described herein. No fractional shares of Simmons common stock will be issued in connection with the First Texas merger, and holders of First Texas common stock that would otherwise receive a fractional share will be entitled to receive cash in lieu thereof. First Texas shareholders and Simmons shareholders are being asked to approve the First Texas merger agreement. See “The Merger Agreements” for additional and more detailed information regarding the legal documents that govern the First Texas merger and the OKSB merger, including information about the conditions to the completion of the First Texas merger and the provisions for terminating or amending the First Texas merger agreement.
Background of the First Texas Merger
From time to time, the First Texas board of directors has engaged in reviews and discussions of First Texas’ long-term strategies and objectives, considering ways that it might enhance shareholder value and First Texas’ performance and prospects in light of competitive and other relevant factors. Strategic options considered by the First Texas board of directors have included expanding organically, raising additional capital through private placements or public offerings of equity or debt securities, and merging with another financial institution.
In 2015, Stephens contacted two parties that had previously expressed an interest in acquiring First Texas in order to determine their continued interest in such an acquisition. Receiving a favorable response, First Texas executed mutual non-disclosure agreements with each party on June 30, 2015 and July 1, 2015, respectively.
After initial due diligence, Party A submitted an initial letter of intent to First Texas on July 15, 2015. The letter of intent provided for an aggregate purchase price of  $350.0 million, to be paid entirely in shares of Party A common stock, which is registered with the SEC and publicly traded. Party B provided a verbal offer that was considerably lower than Party A’s.

After receipt of Party A’s initial letter of intent, the First Texas board of directors appointed an independent board committee comprised of James Finley, Rafael Garza, Mason King and Tom Purvis to evaluate the offers from Party A and Party B and to recommend next steps. The committee determined that it was not in the best interest of First Texas shareholders to continue negotiations with Party B given the substantially more favorable offer from Party A. On July 28, 2015, after continued negotiations, First Texas received a revised letter of intent from Party A for an aggregate purchase price of  $353.1 million in Party A common stock. First Texas called a special board meeting on July 29, 2015, which included presentations by senior executives of Party A as well as representatives of Stephens.
First Texas and Party A held further conversations regarding the strategy of the combined organization in the days immediately following First Texas board of directors meeting, and on August 1, 2015, the independent committee of First Texas board of directors met with First Texas executive management to discuss the results of these follow-up discussions. The committee expressed concerns regarding the direction of the combined organization and addressed their concerns with Stephens. On August 4, 2015, Party A withdrew its letter of intent without further negotiation. First Texas determined not to actively market itself for sale at that time but to continue to consider strategic alternatives.
In late 2015 and early 2016, at the direction of First Texas executive management, Stephens continued to have targeted discussions with potential merger partners, including an introduction between members of First Texas and Simmons executives. In the summer of 2016, Stephens contacted ten parties regarding their interest in pursuing a transaction. Simmons signed a confidentiality agreement on February 9, 2016, which was amended on September 14, 2016. Simmons’ management team conducted preliminary due diligence on First Texas and, on October 14, 2016, First Texas received a formal, non-binding letter of intent from Simmons, the terms of which provided for the acquisition of First Texas for aggregate consideration of 6,500,000 shares of Simmons common stock, which is registered with the SEC and publicly traded, and $60.0 million in cash. The stock consideration was valued at approximately $323.7 million as of that date, for an aggregate consideration amount of approximately $385 million.
From June through October 2016, the senior management of Simmons kept the Simmons board of directors apprised of a number of acquisition opportunities including with First Texas. Senior management of Simmons evaluated the financial and other information it had received from or on behalf of First Texas in order to determine whether an acquisition of First Texas was financially and strategically viable to Simmons. In addition to evaluating the financial considerations of a merger with First Texas, Simmons management evaluated the strategic opportunities that a merger with First Texas offered to Simmons, including the banking markets that First Texas operates in and its market share and brand within certain of those markets. Following its submission of a non-binding indication of interest to acquire First Texas, and subsequent discussions with Stephens on behalf of First Texas regarding the financial terms of its initial indication of interest, Simmons management re-evaluated the financial and other information it had been provided on First Texas during its preliminary due diligence to determine whether it could revise the financial terms of its proposal.
On October 25, 2016, First Texas received a letter of intent from another publicly-traded regional bank holding company, Party C, the terms of which provided for aggregate consideration of approximately $400.0 million in Party C common stock. The letter of intent called for fixed consideration, with the common stock exchange ratio to be determined based upon Party C’s public market trading price at the date of announcement of a transaction. Vernon Bryant met with members of Party C’s management team on October 26, 2016, to discuss the terms of the potential transaction and the strategy and prospects of a combined organization.
On October 26, 2016, Simmons submitted a revised letter of intent which increased the aggregate cash consideration from $60.0 million to $70.0 million, or aggregate consideration of approximately $395 million.
On October 27, 2016, First Texas held a special board meeting to discuss and consider the letters of intent from Simmons and Party C. The First Texas board of directors discussed at length the prospects of combining with each potential acquirer, including the results of conversations between the management teams of each company, and the strategy, direction, culture and potential value of the respective potential combined entities. After extensive deliberation, First Texas board of directors directed management to execute the letter of intent with Simmons, which was executed on October 31, 2016.

The letter of intent provided for a period of exclusivity through January 31, 2017, to allow for the parties to conduct due diligence and negotiate the terms of a definitive agreement. Each party conducted extensive due diligence between November 2016 and January 2017, including Simmons conducting management interview due diligence at the First Texas headquarters in Fort Worth, Texas during November and December 2016, and First Texas conducting on-site due diligence at Simmons’ offices in Little Rock, Arkansas, during early January 2017. Following due diligence, the parties negotiated the terms of a merger agreement.
On January 13, 2017, Simmons distributed an initial draft of the First Texas merger agreement to First Texas. Between January 13, 2017 and January 23, 2017, the specific terms of the First Texas merger agreement were negotiated between representatives of Simmons and its outside counsel, Covington, and First Texas and its outside counsel Fenimore, Kay, Harrison & Ford, LLP, or FKHF. During this period, Covington and FKHF also negotiated the terms of the First Texas support agreements.
On January 23, 2017, the First Texas board of directors held a special meeting to formally consider the definitive agreement. Representatives from Stephens and First Texas’ outside counsel, FKHF, respectively gave presentations regarding the financial and legal terms of the definitive agreement and answered questions posed by the First Texas board of directors. The representatives from Stephens and FKHF also opined, respectively, to the fairness of the financial terms of the transaction and to certain legal considerations. After due consideration, the First Texas board of directors determined that the First Texas merger is in the best interests of First Texas and its shareholders and that the consideration to be received in the First Texas merger is fair to the First Texas shareholders. Accordingly, the First Texas board of directors unanimously approved the First Texas merger agreement and the transactions contemplated thereby and directed management to execute the definitive agreement on behalf of First Texas, which was completed on that date.
On January 23, 2017, the Simmons board of directors held a meeting to consider the terms of the proposed First Texas merger. Prior to the meeting, the directors received copies of the draft First Texas merger agreement, the draft First Texas support agreement and of the other draft transaction documents, as well as a presentation prepared by its financial advisor, Mercer Capital. At the meeting, members of Simmons’ management reported on the status of due diligence and negotiations with First Texas. Representatives of Mercer Capital reviewed Mercer Capital’s financial analysis of the proposed First Texas merger, including discussing the various financial methodologies used in its analysis. Representatives of Mercer Capital then delivered its oral opinion (which was subsequently confirmed in writing by delivery of Mercer Capital’s written opinion dated January 23, 2017) that, as of the date of the Simmons board of directors meeting and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the First Texas merger consideration to be paid by Simmons in connection with the First Texas merger was fair, from a financial point of view, to Simmons. The full text of the written opinion of Mercer Capital dated January 23, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus. At the meeting, Simmons’ internal legal counsel reviewed with the Simmons board of directors its fiduciary duties and reviewed the key terms of the First Texas merger agreement and related agreements (including the First Texas support agreements), as described elsewhere in this joint proxy statement/prospectus, including a summary of the provisions relating to governance of the combined company and the provisions relating to employee matters.
After considering the proposed terms of the First Texas merger agreement, the terms of the proposed First Texas support agreements, and the various presentations of Mercer Capital and its internal legal counsel, and taking into consideration the matters discussed during that meeting and prior meetings of the Simmons board of directors, including the factors described under “— Simmons’ Reasons for the First Texas Merger; Recommendation of Simmons’ Board of Directors,” the Simmons board of directors unanimously determined that the First Texas merger was consistent with Simmons’ business strategies and in the best interests of Simmons and Simmons shareholders and the directors voted unanimously to approve and adopt the First Texas merger agreement and the transactions contemplated thereby and recommended that Simmons shareholders approve the First Texas merger agreement.
On January 23, 2017, the First Texas merger agreement was signed by First Texas and Simmons and a press release announcing the First Texas merger was released.

First Texas’ Reasons for the Merger; Recommendation of First Texas’ Board of Directors
At its meeting on January 23, 2017, the First Texas board of directors unanimously approved the First Texas merger agreement and recommended that the First Texas shareholders vote “FOR” the First Texas merger proposal.
In reaching its decision to approve the First Texas merger agreement and recommend the First Texas merger to its shareholders, the First Texas board of directors evaluated the First Texas merger and the First Texas merger agreement, in consultation with First Texas’ management, as well as its legal and financial advisors, and considered a number of positive factors, including but not limited to the following material factors, which are not presented in order of priority:
•
its knowledge of the business, operations, financial and regulatory condition, earnings and prospects of First Texas and Simmons;

•
its knowledge of the current environment in the financial services industry, including national and regional economic conditions, increased regulatory burdens, evolving trends in technology, increasing competition, the current financial market and regulatory conditions and the likely effects of these factors on the potential growth of First Texas and Simmons, development, productivity, profitability and strategic options;

•
the complementary aspects of First Texas’ and Simmons’ respective businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ management and operating styles;

•
First Texas’ belief that a merger with Simmons would allow First Texas shareholders to participate in the future performance of a combined company that would have better future prospects than First Texas was likely to achieve on a stand-alone basis or through other strategic alternatives, including enhanced access to capital and liquidity for First Texas’ future growth;

•
First Texas’ belief that First Texas and Simmons share a similar strategic vision;

•
Simmons’ commitment to enhancing its strategic position in its markets;

•
the fact that the First Texas stock consideration would allow former First Texas shareholders to participate as Simmons shareholders in the growth of Simmons and in any synergies resulting from the First Texas merger;

•
the performance of Simmons common stock;

•
the limited liquidity that First Texas shareholders have with respect to their investment in First Texas, for which there is no active public market, and the fact that as Simmons shareholders, First Texas’ shareholders would be expected to have increased liquidity in the form of a publicly-traded, Nasdaq-listed security;

•
the immediate liquidity to First Texas shareholders, and the certainty of the amount, reflected by the First Texas cash consideration;

•
the value of the First Texas merger consideration compared to the current and projected book value of First Texas and compared to similar recent transactions in the industry;

•
the fact that First Texas stock consideration is expected to be tax-free to First Texas shareholders;

•
the terms of the merger agreement, and the presentation by First Texas’ legal and financial advisors regarding the First Texas merger and the First Texas merger agreement;

•
the financial presentation of Stephens, dated January 23, 2017, to the First Texas board of directors and the opinion of Stephens, dated January 23, 2017, to the First Texas board of directors to the effect that, as of January 23, 2017, and subject to the assumptions, limitations and qualifications set forth in the opinion, the per share First Texas merger consideration was fair, from a financial point of view, to the holders of First Texas common stock, as more fully described below under the section of this joint proxy statement/prospectus entitled “— Opinion of First Texas’ Financial Advisor”; and

•
the likelihood of Simmons consummating the First Texas merger based upon Simmons’ history of completing other merger transactions.

The First Texas board of directors also considered potential risks and potentially negative factors concerning the First Texas merger in connection with its deliberations of the proposed transaction, including the following material factors:
•
the challenges of combining the businesses, assets and workforces of two financial institutions;

•
the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the First Texas merger;

•
the risks and costs to First Texas if the First Texas merger is not completed;

•
the fact that the First Texas merger consideration, a large component which consists of shares of Simmons common stock, provides less certainty of value to First Texas shareholders compared to a transaction in which they would receive only cash consideration;

•
the potential for a decline in the value of Simmons common stock — whether before or after consummation of the First Texas merger — reducing the value of the consideration received by First Texas’ shareholders;

•
the provisions of the First Texas merger agreement restricting First Texas’ solicitation of third party acquisition proposals and the fact that First Texas would be obligated to pay a termination fee following the termination of the First Texas merger agreement in certain circumstances;

•
the fact that gains from the First Texas cash consideration would generally be taxable to First Texas’ U.S. shareholders for U.S. federal income tax purposes;

•
the potential for unintended delays in the regulatory approval process, especially in light of the pending protest regarding the merger application filed by Simmons with respect to a separate pending acquisition; and

•
the interests of certain of First Texas’ directors and executive officers in the First Texas merger that are different from, or in addition to, their interests as First Texas shareholders, which are further described in the section of this joint proxy statement/prospectus entitled “— Interests of First Texas’ Directors and Executive Officers in the Merger.”

The foregoing discussion of the factors considered by the First Texas board of directors is not intended to be exhaustive, but is believed to include the material factors considered by the First Texas board of directors. The First Texas board of directors collectively reached the unanimous conclusion to approve the First Texas merger agreement and the First Texas merger in light of the various factors described above and other factors that each member of the First Texas board of directors determined was appropriate. In view of the wide variety of the factors considered in connection with its evaluation of the First Texas merger and the complexity of these matters, the First Texas board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the First Texas board of directors may have given different weight to different factors. The First Texas board of directors conducted an overall analysis of the factors described above including thorough discussions with First Texas management and First Texas’ financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.
FOR THE REASONS SET FORTH ABOVE, THE FIRST TEXAS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE FIRST TEXAS SHAREHOLDERS VOTE “FOR” THE FIRST TEXAS MERGER PROPOSAL.
Opinion of First Texas’ Financial Advisor
Stephens was retained to serve as financial advisor to First Texas in connection with any business combination transaction involving First Texas. As part of its engagement, First Texas requested the opinion of Stephens as to the fairness, from a financial point of view, to shareholder the holders of First Texas common stock of the First Texas merger consideration to be received by them in the First Texas merger pursuant to the First Texas merger agreement. On January 23, 2017, Stephens delivered its oral opinion to the First Texas board of directors and subsequently confirmed in a written opinion, dated January 23, 2017 that, as of that date and based upon and subject to the assumptions and qualifications stated in its written opinion, the First Texas merger consideration to be exchanged by Simmons for the outstanding common stock of First Texas in the First Texas merger was fair, from a financial point of view shareholder.
Stephens provided the opinion described above for the information and assistance of the First Texas board of directors in connection with its consideration of the approval of the First Texas merger agreement. The terms of the First Texas merger, including the amount and form of the consideration payable pursuant to the First Texas merger agreement to First Texas’ shareholders, were determined through negotiations between First Texas and Simmons, and were approved by the First Texas board of directors. Stephens did not recommend the amount or form of consideration payable pursuant to the First Texas merger agreement. The full text of the written opinion letter of Stephens, dated January 23, 2017, which sets forth assumptions made, procedures followed, matters considered, qualifications stated and limitations to the review undertaken in connection with its opinion is attached as Annex F to this joint proxy/prospectus.
Stephens’ opinion does not address the merits of the underlying decision by First Texas to enter into the First Texas merger, the merits of the First Texas merger as compared to other alternatives potentially available to First Texas or the relative effects of any alternative transaction in which First Texas might engage, nor is it intended to be a recommendation to any person as to how to vote on the proposal to approve the First Texas merger. In addition, except as explicitly set forth in Stephens’ opinion, Stephens was not asked to address, and Stephens’ opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of First Texas other than the disinterested shareholders. Stephens was not asked to express any opinion, and does not express any opinion, as to the fairness of the amount or nature of the compensation to any of First Texas’ officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other shareholders of First Texas, including (but not limited to) any consideration expected to be received by any such persons in connection with the First Texas merger. Stephens’ fairness opinion committee approved the issuance of Stephens’ opinion.
In connection with rendering its opinion Stephens:
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analyzed certain audited financial statements and management reports regarding First Texas and Simmons;

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analyzed certain internal financial statements and other financial and operating data concerning First Texas and Simmons prepared by management of First Texas and Simmons, respectively;

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analyzed, on a pro forma basis, the effect of the First Texas merger on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of Simmons;

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reviewed the reported prices and trading activity for the common stock of Simmons;

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compared the financial performance of First Texas and Simmons with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to its analysis of the First Texas merger;

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reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to its analysis of the First Texas merger;

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reviewed the most recent draft of the First Texas merger agreement and related documents provided by the Company;

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discussed with management of First Texas and Simmons the operations of and future business prospects for First Texas and Simmons and the anticipated financial consequences of the First Texas merger to First Texas and Simmons;

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assisted First Texas in deliberations regarding the material terms of the First Texas merger and negotiations with Simmons; and

•
performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens has relied on the accuracy and completeness of the information and financial data provided by First Texas and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion is based upon such information. Stephens has not independently verified the accuracy or completeness of the information and financial data on which Stephens’ opinion is based. The managements of First Texas and Simmons have assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of First Texas or of Simmons, and Stephens has not been furnished with any such evaluations or appraisals; nor has Stephens evaluated the solvency or fair value of First Texas or of Simmons under any laws relating to bankruptcy, insolvency or similar matters. In addition, Stephens has not received or reviewed any individual credit files nor has Stephens made an evaluation of the adequacy of the allowance for loan losses of First Texas or Simmons. With respect to the financial forecasts prepared by the management of First Texas, Stephens has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of First Texas as to the future financial performance of First Texas and that the financial results reflected by such projections will be realized as predicted. Stephens has also assumed that the representations and warranties contained in the First Texas merger agreement and all related documents are true, correct and complete in all material respects.
Stephens’ opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Stephens as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that Stephens does not have any obligations to update, revise or reaffirm its opinion. Stephens has assumed that the First Texas merger will be consummated on the terms of the latest draft of the First Texas merger agreement provided to Stephens, without material waiver or modification. Stephens has assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the First Texas merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the First Texas merger to First Texas or the shareholders.
The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with the First Texas board of directors and executive management the assumptions upon which the analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by Stephens within this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
Summary of Proposed Transaction.   Pursuant to the First Texas merger agreement and for purposes of its opinion, Stephens assumed the consideration to be exchanged by Simmons for the outstanding First Texas common stock to have an aggregate value of  $462.0 million, subject to potential adjustments as more fully defined in the First Texas merger agreement. Simmons will issue a total of 6,500,000 shares worth approximately $392.0 million, based upon Simmons common stock closing sales price of  $60.30 per share on January 20, 2017, and pay an aggregate of  $70.0 million in cash to First Texas shareholders. Based upon the unaudited financial information as of and for the 12 months ended December 31, 2016, Stephens calculated the following transaction multiples:
Transaction Value / Last 12 Months, or LTM, Earnings:	24.8x
Transaction Value / Estimated 2017 Earnings:	21.0x

Transaction Value / Book Value:	2.04x
Transaction Value / Tangible Book Value:	2.44x
The last 12 months net income of the acquired company based on the most recent publicly available financial statements prior to announcement. The estimated 2017 net income is based on assumptions provided by First Texas management.
Relevant Public Companies Analysis.   Stephens compared the financial condition, operating statistics and market valuation of First Texas and Simmons to separate groups of selected relevant public companies. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, are reasonably similar to First Texas or Simmons; however, no selected company below is identical to First Texas or Simmons. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant public company data.
Relevant Public Companies — First Texas BHC, Inc.
Stephens selected the following relevant public companies in Texas with assets between $1 billion and $6 billion and NPAs / Assets less than 1.0% (total assets noted parenthetically):
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Independent Bank Group, Inc. ($5.7 billion)

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Southside Bancshares, Inc. ($5.5 billion)

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Allegiance Bancshares, Inc. ($2.5 billion)

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Guaranty Bancshares, Inc. ($1.8 billion)

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North Dallas Bank & Trust Co. ($1.4 billion)

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Veritex Holdings, Inc. ($1.3 billion)

To perform this analysis, Stephens examined publicly available financial information as of and for the last 12 month period ended September 30, 2016, or the most recently reported period available, and the market trading multiples of the relevant public companies based on January 20, 2017 closing prices. The financial data included in the table presented below may not correspond to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:
	First Texas	25th Percentile	Median	Mean	75th Percentile
LTM Core Return on Average Equity(1)	8.1%	7.7%	8.2%	8.0%	8.7%
LTM Core Return on Average Assets(1)	1.00%	0.72%	0.92%	0.85%	0.99%
Tangible Common Equity / Tangible Assets	9.3%	7.0%	8.1%	8.4%	9.7%
Nonperforming Assets / Assets(2)	0.14%	0.14%	0.18%	0.31%	0.53%
Price / Book Value per Share	—	1.53x	1.64x	1.70x	1.93x
Price / Tangible Book Value per Share	—	1.81x	2.16x	2.18x	2.56x
Price / LTM EPS(3)	—	20.6x	21.7x	22.6x	23.8x

(1)
Core income defined as net income after taxes, but excluding extraordinary items, nonrecurring items and gain / loss on sale of securities.

(2)
Excludes restructured loans.

(3)
Based on FactSet Research Systems median estimates as applicable.

Source: SNL Financial

Relevant Public Companies — Simmons First National Corp.
Stephens selected the following relevant public companies in Arkansas, Oklahoma and Texas with assets between $2 billion and $30 billion and NPAs / Assets less than 1.5% (total assets noted parenthetically):
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Cullen/Frost Bankers, Inc. ($29.6 billion)

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Texas Capital Bancshares, Inc. ($22.2 billion)

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Prosperity Bancshares, Inc. ($21.4 billion)

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Bank of the Ozarks, Inc. ($18.9 billion)

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Hilltop Holdings Inc. ($12.4 billion)

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International Bancshares Corporation ($11.9 billion)

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Home BancShares, Inc. ($9.8 billion)

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LegacyTexas Financial Group, Inc. ($8.4 billion)

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BancFirst Corporation ($7.0 billion)

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First Financial Bankshares, Inc. ($6.7 billion)

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Independent Bank Group, Inc. ($5.7 billion)

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Southside Bancshares, Inc. ($5.5 billion)

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Allegiance Bancshares, Inc. ($2.5 billion)

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Bear State Financial, Inc. ($2.1 billion)

To perform this analysis, Stephens examined publicly available financial information as of the last 12 month period ended September 30, 2016, or the most recently reported period available, and the market trading multiples of the relevant public companies based on January 20, 2017 closing prices. The financial data included in the table presented below may not correspond to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:
	Simmons	25th Percentile	Median	Mean	75th Percentile
LTM Core Return on Average Equity(1)	9.6%	8.8%	10.1%	10.6%	12.4%
LTM Core Return on Average Assets(1)	1.34%	1.02%	1.17%	1.30%	1.50%
Tangible Common Equity / Tangible Assets	9.5%	8.2%	9.2%	9.4%	10.8%
Nonperforming Assets / Assets(2)	1.25%	0.30%	0.47%	0.56%	0.81%
Price / Book Value per Share	1.64x	1.57x	1.94x	2.00x	2.27x
Price / Tangible Book Value per Share	2.52x	2.16x	2.47x	2.63x	3.02x
Price / Estimated 2016 EPS(3)	19.2x	19.1x	20.1x	20.7x	21.1x
Price / Estimated 2017 EPS(3)	17.0x	17.2x	17.8x	18.6x	19.5x
Dividend Yield	1.6%	0.6%	1.4%	1.4%	1.7%

(1)
Core income defined as net income after taxes, but excluding extraordinary items, nonrecurring items and gain / loss on sale of securities.

(2)
Excludes restructured loans.

(3)
Based on FactSet Research Systems median estimates.

Source: SNL Financial

Relevant Transactions Analysis.   Stephens analyzed selected transaction multiples and related financial data for relevant transactions in Texas announced since January 1, 2013 with target assets between $200 million and $600 million and ROAA greater than 0.0%. The following transactions were considered by Stephens because each acquired company’s relative asset size and financial performance, among other factors, is reasonably similar to First Texas’ (in each case, the first named company was the acquirer and the second named company was the acquired company and the transaction announcement date is noted parenthetically):
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Veritex Holdings, Inc. / Sovereign Bancshares, Inc. (12/14/16)

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Independent Bank Group, Inc. / Carlile Bancshares, Inc. (11/21/16)

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Southside Bancshares, Inc. / OmniAmerican Bancorp, Inc. (4/29/14)

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BancorpSouth, Inc. / Central Community Corporation (1/22/14)

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ViewPoint Financial Group, Inc. / LegacyTexas Group, Inc. (11/25/13)

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Independent Bank Group, Inc. / BOH Holdings, Inc. (11/21/13)

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East West Bancorp, Inc. / MetroCorp Bancshares, Inc. (9/18/13)

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Cullen/Frost Bankers, Inc. / WNB Bancshares, Inc. (8/13/13)

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Prosperity Bancshares, Inc. / FVNB Corp. (7/1/13)

Stephens considered these selected transactions to be reasonably similar, but not identical, to the First Texas merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the First Texas merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the First Texas merger to the 25th percentile, median, mean and 75th percentile transaction multiples of the relevant transactions:
	First Texas	25th Percentile	Median	Mean	75th Percentile
Target ROAE	8.1%	6.5%	9.7%	9.7%	11.7%
Target ROAA	1.00%	0.75%	1.00%	0.96%	1.15%
Target NPAs / Total Assets	0.14%	0.58%	1.16%	1.29%	1.74%
Target TCE / TA	9.3%	7.3%	8.5%	9.0%	10.4%
Transaction Value / Tangible Book Value	2.44x	1.88x	2.15x	2.19x	2.58x
Transaction Value / LTM Earnings	24.8x	17.0x	18.5x	21.3x	23.3x
Core Deposit Premium	19.3%	13.2%	14.5%	14.6%	15.7%
Source: SNL Financial
Discounted Cash Flow Analysis, Terminal PE Method.   Stephens performed a discounted cash flow analysis using projections developed by First Texas executive management. Stephens calculated a range of implied equity values for First Texas based upon the discounted net present value of the projected after-tax free cash flows for the projected period. Stephens determined the amount of cash flow assuming (i) a terminal earnings multiple of 18.0x, (ii) dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 9.0% from 2016 to 2021 and (iii) the present value of First Texas’ implied terminal value at the end of such period. Stephens calculated the terminal value of First Texas based on 2022 estimated earnings and multiples of 17.0x to 19.0x. Stephens considered discount rates from 11.0% to 13.0%. Based on this analysis, Stephens derived a range for the implied equity value of First Texas from $445.1 to $535.8 million.
Discounted Cash Flow Analysis, Terminal TBV Method.   In addition, Stephens performed a similar discounted cash flow analysis based on the amount of cash flow assuming (i) a terminal tangible book multiple of 2.20x, (ii) dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 9.0% from 2016 to 2021 and (iii) the present value of First Texas’ implied terminal value at the end of such period. Stephens calculated the terminal value of First Texas based on 2021 estimated tangible book value and multiples of 2.10x to 2.30x. Stephens considered discount rates from 11.0% to 13.0%. Based on this analysis, Stephens derived a range for the implied equity value of First Texas from $367.4 million to $433.0 million.
Financial Impact Analysis.   Stephens analyzed the estimated merger consequences of certain pro forma combined income statement and balance sheet information of First Texas and Simmons. Stephens discussed key assumptions regarding the expected accounting treatment, potential cost savings and other acquisition adjustments resulting from the First Texas merger with management of First Texas and Simmons. Stephens’ analysis utilized consensus earnings estimates for Simmons as of January 17, 2017, as well as earnings estimates for First Texas provided by First Texas executive management. Based on this analysis, Stephens estimated that the First Texas merger would likely be accretive to Simmons’ consensus earnings per share in the first two years following the closing of the First Texas merger and would be dilutive to Simmons’ tangible book value per share. Stephens also estimated that Simmons would maintain capital ratios in excess of those required by Simmons to be considered well-capitalized under existing regulations. The actual results achieved by Simmons following the First Texas merger will vary from these projected results analyzed by Stephens, and the variations may be material.
Miscellaneous.   As part of Stephens’ investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Stephens is familiar with First Texas and Simmons and has previously provided investment banking services to First Texas and Simmons. Stephens also issues periodic research reports regarding Simmons’ business activities and prospects. Stephens has received fees for providing investment banking services to Simmons in the past and expects to pursue and may also receive fees for future services. Stephens served as financial advisor to Simmons in connection with its pending acquisition of OKSB and will receive a fee equal to $2.25 million. In addition, a senior executive of Stephens is a member of Simmons’ board of directors. Stephens served as sole placement agent for First Texas in its private placement of common equity in 2015, and Stephens received investment banking compensation for its services. Stephens has provided securities brokerage services to both First Texas and Simmons and has received customary compensation for such services.
Stephens served as financial adviser to First Texas in connection with the First Texas merger, and is entitled to receive from First Texas reimbursement of its expenses and a fee for its services as financial adviser to First Texas equal to 1.2% of the purchase price less than or equal to $350 million plus 3.0% of the amount by which the First Texas merger value exceeds $350 million, a significant portion of which is contingent upon the consummation of the First Texas merger. Stephens also received a fee of  $500,000 from First Texas for providing its opinion to the First Texas board of directors, which will be credited in full towards the transaction fee which will become payable to Stephens upon consummation of the First Texas merger. First Texas has also agreed to indemnify Stephens for certain liabilities arising out of its engagement, including certain liabilities that could arise out of it providing the opinion letter. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of First Texas or of any other participant in the First Texas merger. Affiliates and employees of Stephens hold investments in First Texas and in Simmons.
Conclusion.   Based upon the foregoing and its general experience as investment bankers, and subject to the assumptions and qualifications set forth in its fairness opinion letter, Stephens concluded that the First Texas merger consideration to be received by the shareholders of First Texas common stock in the First Texas merger is fair to them from a financial point of view. Each shareholder is encouraged to read Stephens’ fairness opinion in its entirety. The full text of the fairness opinion is included as Annex F to this joint proxy statement/prospectus.
Simmons’ Reasons for the First Texas Merger; Recommendation of Simmons’ Board of Directors
In reaching its decision to approve the First Texas merger agreement, the First Texas merger and the other transactions contemplated by the First Texas merger agreement, the Simmons board of directors consulted with Simmons management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:
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each of Simmons’ and First Texas’ business, operations, financial condition, asset quality, earnings and prospects;

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its understanding of the current and prospective environment in which Simmons and First Texas operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Simmons both with and without the First Texas merger;

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its review and discussions with Simmons management concerning the due diligence investigation of First Texas;

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the perceived compatibility of the corporate cultures of the two companies, which Simmons management believes should facilitate integration and implementation of the First Texas merger;

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First Texas’ position in the Fort Worth/Dallas Metroplex;

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the anticipated pro forma impact of the First Texas merger on the combined company, including the expected impact on financial metrics including earnings and tangible book value and regulatory capital levels;

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the financial and other terms of the First Texas merger agreement, including the fixed number of shares that Simmons will issue, expected tax treatment and termination fee provisions, which it reviewed with its outside financial and legal advisors;

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the opinion of Mercer Capital, rendered orally on January 18, 2017 (subsequently confirmed in writing), addressed to the Simmons board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to Simmons of the First Texas merger consideration provided for in the First Texas merger, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as more fully described below under “— Opinion of Simmons’ Financial Advisor”;

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the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating First Texas’ business, operations and workforce with those of Simmons;

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the potential risk of diverting Simmons management’s attention and resources from the operation of Simmons business and towards the completion of the First Texas merger;

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the regulatory and other approvals required in connection with the First Texas merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions, including a burdensome condition;

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the structure of the eventual First Texas Bank Merger as a combination in which the First Texas Bank branches would continue to operate under the First Texas Bank brand as a division of Simmons Bank; and

•
the nature and amount of payments and other benefits to be received by First Texas management in connection with the First Texas merger pursuant to existing First Texas plans and compensation arrangements and the First Texas merger agreement.

The foregoing discussion of the factors considered by the Simmons board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Simmons board of directors. In reaching its decision to approve the First Texas merger agreement, the First Texas merger and the other transactions contemplated by the First Texas merger agreement, the Simmons board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Simmons board of directors considered all these factors as a whole, including discussions with, and questioning of, Simmons’ management and Simmons’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination to approve the First Texas merger agreement. It should be noted that this explanation of the First Texas board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”
Opinion of Simmons’ Financial Advisor
On November 22, 2016, Simmons executed an engagement agreement with Mercer to provide financial advisory services to Simmons, including a written opinion to the Simmons board of directors as to the fairness, from a financial point of view to Simmons shareholders, of the merger consideration to be paid to First Texas. Simmons selected Mercer because Mercer is a nationally recognized financial advisory firm with substantial experience in transactions similar to the merger and familiarity with Simmons and its business. As part of its financial advisory business, Mercer is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
On January 18, 2017, the Simmons board of directors held a meeting to evaluate the proposed merger with First Texas. At this meeting Mercer reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Mercer as set forth in such opinion, the merger consideration to be paid to First Texas is fair, from a financial point of view, to the holders of Simmons common stock. The Simmons board of directors approved the stock purchase agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex D to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Mercer in preparing the opinion.
Mercer’s opinion speaks only as of the date of the opinion, and Mercer has undertaken no obligation to update or revise its opinion. The opinion was for the information of, and was directed to, the Simmons board of directors in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the consideration to be paid to First Texas in the merger. It did not address the underlying business decision of Simmons to engage in the merger. Mercer’s opinion did not and does not constitute a recommendation to the Simmons board of directors in connection with the merger, and it does not constitute a recommendation to any Simmons shareholder or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. Simmons and First Texas determined the merger consideration through the negotiation process without assistance of Mercer.
In rendering its opinion, Mercer reviewed, among other things:
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First Texas merger agreement by and between Simmons and First Texas;

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audited financial statements for First Texas for fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015;

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regulatory call reports for First Texas Bank for fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30, and September 30, 2016;

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First Texas’ parent-only financial statements for the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30 and September 30, 2016, filed on Form FR Y-9LP;

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internal financial statements for First Texas Bank and First Texas on a consolidated and parent-only basis as of December 31, 2016;

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multi-year financial projections for First Texas as prepared by First Texas management;

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private placement memorandum, dated November 16, 2015, prepared by First Texas related to the issuance of common stock;

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non-performing loan and other real estate owned schedules for First Texas Bank proximate to October 31, 2016;

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certain public filings for Simmons including Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015, and Quarterly Reports on Form 10-Q for the quarters ending March 31, June 30 and September 30, 2016;

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consensus analyst earnings per share estimates for Simmons as compiled by SNL Financial for fiscal years 2017 and 2018;

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financial data and public market and bank acquisition pricing information supplied by SNL Financial; and

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certain other materials provided by management or otherwise obtained by Mercer Capital deemed relevant to prepare this opinion.

Mercer’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to Mercer through the date of the opinion. In conducting its review and arriving at its opinion, Mercer relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. Mercer did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Mercer relied upon management of Simmons and First Texas as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and basis therefore) provided to Mercer. Mercer assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.
Mercer did not examine First Texas’ loan portfolio or the adequacy of the loan loss reserve. Mercer did not make or obtain any evaluation or appraisal of the assets or liabilities of Simmons, First Texas or their respective affiliates, nor did it examine any individual credit files. Mercer was not asked to and did not undertake any independent verification of any such information, and Mercer did not assume any responsibility or liability for the accuracy and completeness thereof.
The projections furnished to Mercer and used by it in certain of its analyses were prepared by management of Simmons and First Texas. Neither Simmons nor First Texas publicly discloses internal management projections of the type provided to Mercer in connection with its review of the First Texas merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.
The following is a summary of the material analyses presented by Mercer to the Simmons board of directors on January 18, 2017, in connection with the rendering of its fairness opinion. The summary is not a complete description of the analyses underlying the Mercer opinion, or the presentation, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to the partial analysis or summary description. In arriving at its opinion, Mercer did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Mercer’s analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of the Proposed Merger.   Under the terms of the merger agreement, First Texas shareholders will receive merger consideration of 6,500,000 shares of Simmons common stock and $70.0 million of cash. Mercer calculated the implied aggregate value of the merger consideration to be $450 million based upon the closing sales price of Simmons common stock on January 17, 2017, of  $58.50 per share. Mercer did not calculate a per share consideration to be paid to First Texas shareholders because the number of fully diluted common shares of First Texas had not been determined as of January 17, 2017.
Mercer also compared the implied value of the merger consideration as of January 17, 2017, with the implied value on October 25, 2016, when First Texas executed the letter of intent, because U.S. bank stocks rose substantially in the weeks following the national elections on November 8, with the SNL U.S. Midcap Bank Index (which includes Simmons common stock) increasing 22% from October 25, 2016 through January 17, 2017. Based upon the closing price of Simmons common stock on October 25, 2016, of  $49.35 per share Mercer calculated an implied aggregate value of the merger consideration to be $391 million.
Mercer calculated the implied merger consideration as of October 25, 2016, and January 17, 2017, to equate to:
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172% and 198% of First Texas’ book value as of December 31, 2016;

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206% and 237% of First Texas’ tangible book value as of December 31, 2016;

•
21.0 times and 24.2 times First Texas’ net income for fiscal year ended December 31, 2016;

•
17.7 times and 20.4 times First Texas’ estimated 2017 earnings; and

•
12.0 times and 13.9 times First Texas’ pro forma 2017 estimated earnings assuming the merger occurred on January 1, 2017, with all expense savings fully realized, but excluding purchase accounting-related adjustments.

Guideline Public Company Analysis.   Using publicly available information, Mercer compared the valuation, market performance, financial condition, asset quality, and financial performance of First Texas and Simmons to 30 bank holding companies trading on the Nasdaq or NYSE, and headquartered in Arkansas, Louisiana, Oklahoma, Mississippi, Missouri, Tennessee and Texas with assets greater than $1.0 billion. Mercer selected the bank holding companies based upon its professional judgment and experience.
The selected companies included in Simmons’ and First Texas’ “peer” group were:
Allegiance Bancshares, Inc.	IBERIABANK Corporation
BancorpSouth, Inc.	Independent Bank Group, Inc.
Bank of the Ozarks, Inc.	International Bancshares Corporation
BOK Financial Corporation	LegacyTexas Financial Group, Inc.
Comerica Incorporated	MidSouth Bancorp, Inc.
Commerce Bancshares, Inc.	Pinnacle Financial Partners, Inc.
Cullen/Frost Bankers, Inc.	Prosperity Bancshares, Inc.
Enterprise Financial Services Corp	Renasant Corporation
Equity Bancshares, Inc.	Southern Missouri Bancorp, Inc.
First Financial Bankshares, Inc.	Southside Bancshares, Inc.
First Horizon National Network, Inc.	Texas Capital Bancshares, Inc.
Great Southern Bancorp, Inc.	Triumph Bancorp, Inc.
Hancock Holding Company	Trustmark Corporation
Hilltop Holdings Inc.	UMB Financial Corporation
Home BancShares, Inc.	Veritex Holdings, Inc.
Because the combined company would have approximately $14 billion of assets on a pro forma basis Mercer compared First Texas and Simmons to a second peer group consisting of bank holding companies trading on the Nasdaq or NYSE headquartered throughout the U.S. with assets greater than $7.5 billion and less than $15.0 billion. Mercer selected the bank holding companies based upon its professional judgment and experience.

Banc of California, Inc.	Home BancShares, Inc.
BancorpSouth, Inc.	Hope Bancorp, Inc.
Banner Corporation	Independent Bank Corp.
Berkshire Hills Bancorp, Inc.	International Bancshares Corporation
Boston Private Financial Holdings, Inc.	LegacyTexas Financial Group, Inc.
Capital Bank Financial Corp.	NBT Bancorp Inc.
Cathay General Bancorp	Old National Bancorp
Columbia Banking System, Inc.	Opus Bank
Community Bank System, Inc.	Pinnacle Financial Partners, Inc.
Customers Bancorp, Inc.	Resasant Corporation
CVB Financial Corp.	South State Corporation
FCB Financial Holdings, Inc.	Sterling Bancorp
First BanCorp.	TowneBank
First Financial Bancorp.	Trustmark Corporation
First Interstate BancSystem, Inc.	Union Bankshares Corporation
First Midwest Bancorp, Inc.	United Bankshares, Inc.
Glacier Bancorp, Inc.	United Community Banks, Inc.
Great Western Bancorp, Inc.	Washington Federal, Inc.
Heartland Financial USA, Inc.	WesBanco, Inc.
Hilltop Holdings Inc.
	Simmons	First Texas	Regional Median	National Median
Assets	$8,227	$2,129	$10,978	$9,595
Tangible Common	9.52%	8.90%	8.99%	8.78%
Core Deposits	89.8%	81.4	91.0%	91.9%
Loans/Assets	65.7%	84.4	70.6%	72.5%
Reserve/Loans	0.65%	0.95	0.98%	0.96%
NPAs/Loans & ORE	1.89%	0.14	1.03%	0.96%
	Simmons	First Texas	Regional Median	National Median
LTM ROTCE	13.3%	10.7	11.1%	12.5%
LTM ROA	1.24%	1.00	1.03%	1.08%
LTM NIM	4.30%	3.85	3.62%	3.63%
LTM Fees/Rev	31.2%	17.3	20.4%	21.3%
LTM Efficiency	58.6%	62.3	59.1%	59.3%
LTM PPOL/Assets	2.20%	1.66	1.73%	1.77%
1/17/17 Pricing	Simmons	First Texas	Regional Median	National Median
P/E (LTM)	19.1x	NA	21.4x	20.7x
P/E (16E)	18.5x	NA	20.1x	19.6x
P/E (17E)	16.6x	NA	17.2x	17.8x
P/BV	159%	NA	174%	164%
P/TBV	246%	NA	214%	216%
Div’d Yield	19.1x	NA	21.4x	20.7x

Guideline Transactions Analysis.   Mercer reviewed acquisition multiples for banks and thrifts with similar characteristics to First Texas as reported by SNL Financial. The database was screened by Mercer for the following characteristics to derive three groups of banks and thrifts that had agreed to be acquired.
(a)
Southwest group consisting of 14 banks located in the Southwest that had agreed to be acquired since January 1, 2014, with assets greater than $500 million.

(b)
National group consisting of 28 banks located throughout the U.S. that had agreed to be acquired since January 1, 2014, with assets of  $1.0 billion to $5.0 billion, an LTM return on assets, or ROA, of 0.75% to 1.25%, and NPAs less than 2.0% of assets.

(c)
Pending group consisting of 15 acquisitions announced since May 1, 2016, but which had not closed as of January 17, 2017, in which the consideration to be paid exceeded $100 million with at least 65% of such consideration consisting of common stock.

As shown in the table below, Mercer compared the proposed transaction ratios as of October 25, 2016, when the letter of intent was executed, and January 17, 2017. For the pending group Mercer calculated the current value of the proposed consideration as of January 17, 2017, to capture the impact of the appreciation in U.S. bank stocks since the national election on November 8, 2016.
Transaction multiples for the First Texas merger were derived from the implied aggregate merger consideration of  $391 million as of October 25, 2016, and $450 million as of January 17, 2017. Using the guideline transaction data, Mercer derived and compared, among other things, the implied merger consideration to:
(a)
tangible book value;

(b)
core tangible book value defined as tangible common equity equivalent to 9.0% of assets with excess tangible common equity added dollar-for-dollar;

(c)
net income attributable to common shareholders for the fiscal year ended December 31, 2016;

(d)
core net income attributable to common shareholders for the fiscal year ended December 31, 2016; and

(e)
forecasted 2017 net income attributable to common shareholders.

Mercer noted that because First Texas has a high concentration in commercial real estate-related loans that it considered 9.0% to represent a threshold level of core capital in its analysis of First Texas rather than 8.0% as reflected in its analysis of OKSB.
Median Multiples	OKSB	National	Pending	Revalued 1/17/17	First Texas 10/26/16	First Texas 1/17/17
P/E LTM	18.9x	22.7x	22.1x	25.4x	21.0x	24.2x
P/E Core	NA	21.8x	22.8x	25.2x	20.4x	23.5x
P/E Est	NA	19.8x	22.3x	24.3x	17.7x	20.4x
P/TBV	186%	196%	209%	232%	206%	237%
P/ Core TBV	176%	204%	215%	215%	207%	238%
Indicated Value	OKSB	National	Pending	Revalued	Low	Median	High
P/E LTM	$352	$422	$411	$472	$352	$417	$472
P/E Core	NA	$418	$437	$482	$418	$437	$482
P/E Est	NA	$436	$492	$536	$436	$492	$536
P/TBV	$353	$373	$396	$440	$353	$385	$440
P/Core TBV	$333	$386	$407	$406	$333	$396	$407

Discounted Cash Flow Analysis.   Mercer performed a discounted cash flow analysis to estimate a range of present values of after-tax cash flows that First Texas could contribute to Simmons through 2021, including cost savings. The discounted cash flow analysis is a widely used valuation method that relies upon numerous assumptions, including profitability, asset and earnings growth rates, minimum tangible common equity ratios, expense savings, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of First Texas.
In performing this analysis, Mercer relied on guidance from management to derive projected after-tax cash flows for fiscal years 2017 through 2021. Mercer assumed that First Texas would maintain a tangible common equity to tangible asset ratio of 9.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained to maintain a 9.0% tangible asset ratio represented excess capital that could be distributed as a dividend.
Mercer derived a discount rate of 11.9% from the sum of  (a) 2.68% for the risk-free rate derived from the yield on 20-year U.S. Treasuries; (b) the product of the estimated small-cap banking industry beta of 1.04x and the common stock premium of 5.50% based upon Mercer’s review of long-term market return data; (c) the small capitalization stock equity premium of 2.04% based upon the return of the 8th decile of U.S. market cap common stocks as compiled by Duff  & Phelps; and (d) 1.50% for an incremental risk premium Mercer deemed to be appropriate given company specific risk associated with First Texas.
Mercer applied terminal multiples ranging from 13.5 times to 17.5 times fiscal year 2021 forecasted earnings. The upper-end of the band was based upon the 10-year average P/E of 15.9 times for Simmons, 15.9 times for the SNL Small Cap U.S. Bank Index and 16.9x for the SNL Mid Cap U.S. Bank Index. Mercer considered the lower-end of the range to be more consistent with where small- and mid-sized banks traded at the time the letter of intent was signed and prior to the revaluation of bank stocks after the November 8, 2016 national elections.
This analysis resulted in a range of values of First Texas from $393 million to $535 million based upon discount rates of 11.0% to 13.0% and terminal multiples applied to projected 2021 net income of 13.5 times to 17.5 times. Mercer developed a range of value of  $463 million to $544 million with a 16.5x terminal multiple while varying the discount rate from 11.0% to 13.0% and realized expense savings of 30% to 40% of First Texas’ operating expenses. Mercer also developed a range of  $373 million to $587 million with a discount rate of 11.9% while varying the terminal multiple from 13.5 times to 17.5 times and projected 2021 net income with expense savings of  $40 million to $50 million.
Financial Impact Analysis.   Mercer performed pro forma merger analyses that combined projected income statement and balance sheet information of Simmons and First Texas (giving effect to its then pending acquisitions of HCIC and OKSB). Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the First Texas merger would have on certain projected financial results of Simmons. In the course of this analysis, Mercer used earnings estimates for Simmons and First Texas for 2017 through 2021 provided by Simmons’ management. Mercer used pro forma assumptions (including purchase accounting assumptions, merger related expenses and cost savings) provided by Simmons’ management. This analysis indicated that the First Texas merger is expected to be accretive to Simmons’ estimated earnings per share in fiscal years 2018 through 2021. The analysis also indicated that the First Texas merger is expected to be accretive to tangible book value per share for Simmons in approximately 3.75 years and that the pro forma entity would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Simmons following the First Texas merger will vary from the projected results, and the variations may be material.
Process Consideration.   Mercer was retained to render a fairness opinion. The transaction was negotiated by First Texas and Simmons management. Mercer was not asked and did not seek alternative bidders or targets.
Other Considerations.   Mercer noted the merger, if consummated, will potentially increase Simmons’ growth rate over time because First Texas’ core markets are growing faster than the majority of Simmons’ markets.
Relationships.   Pursuant to the engagement letter, Simmons agreed to pay Mercer a fee of  $250,000 to opine as to the fairness of the merger consideration from a financial point of view that will be paid to First Texas shareholders. No part of Mercer’s fee is contingent upon the conclusion of its analysis or of the merger. Mercer does not own or make a market in any security that has been issued by Simmons or First Texas. Within the prior two years, Mercer Capital has been engaged by Simmons related to the valuation of certain intangible assets obtained in connection with its acquisition of Ozark Trust and Investment Corporation and to provide fairness opinions for the acquisitions of HCIC and OKSB. Mercer Capital has not been engaged by First Texas during the past two years.
Certain First Texas Prospective Financial Information Provided to Simmons
First Texas management does not as a matter of course make public projections as to future performance, earnings or other results, and is especially wary of making projections for extended periods, due to the significant unpredictability of the underlying assumptions and estimates. However, First Texas provided certain projections to Mercer in its capacity as financial advisor to Simmons.
These projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to First Texas’ business, all of which are inherently uncertain and difficult to predict and many of which are beyond First Texas’ control. These projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business or economic developments. These projections may also be affected by First Texas’ ability to achieve strategic goals, objectives and targets over the applicable periods. As such, these projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the sections of this joint proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” The projections cover multiple years and such information by its nature becomes less reliable with each successive year.
The projections were not prepared with a view toward public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the AICPA for preparation and presentation of prospective financial information. Neither First Texas’ independent auditor, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the projections. Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared.
You are strongly cautioned not to place undue reliance on the projections set forth below. The inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that any of First Texas, Simmons or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the assumptions should not be relied upon as such. None of First Texas, Simmons or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the underlying assumptions are shown to be in error. None of First Texas, Simmons or their respective affiliates, advisors or representatives makes any representation to any other person regarding the projections. The projections are not being included in this joint proxy statement/prospectus to influence a shareholder’s decision regarding how to vote on any given proposal, but because the projections were provided to Mercer.
First Texas provided Mercer with projected 2017 earnings of  $22.0 million and projected earnings for 2018 that were reduced to $25.0 million following input from Simmons’ management. In addition, First Texas provided Mercer with an estimated long-term growth rate for First Texas earnings beyond 2018, although Mercer used a lower 10% estimated growth rate provided by Simmons’ management.
In light of the foregoing factors and the uncertainties inherent in the projections, shareholders are cautioned not to place undue, if any, reliance on the projections. The projections should be evaluated, if at all, in conjunction with the information about First Texas contained elsewhere in this joint proxy statement/prospectus and the historical financial statements and other information about First Texas contained in its SEC filings.

Interests of First Texas’ Directors and Executive Officers in the First Texas Merger
Certain members of First Texas’ executive management team and the members of First Texas’ board of directors have financial and other interests in the First Texas merger that are in addition to, or different from, their interests as First Texas shareholders generally. First Texas’ board of directors was aware of these interests and considered them, among other matters, in approving and adopting the First Texas merger agreement. First Texas shareholders should take these interests into account when deciding whether to vote for the First Texas merger proposal. These interests are described in more detail below, and certain of them are quantified within the narrative disclosure and in the tables below.
Employment Relationships.   Charles Cox, as Chief Financial Officer, Terry Smith, as Chief Lending Officer, and Randy Talley, as Chief Credit Officer, have each entered into separate severance and change in control agreements with First Texas. The payment for Mr. Cox amounts to two times his annual base salary at the time of the change of control event. Mr. Smith will also receive a payment of two times his base salary upon a change of control event. Mr. Talley’s arrangement provides for a payment of one times his annual salary at the time of a change of control event, but only if his position is eliminated within 12 months after the change of control becomes effective.
In addition, it is expected that Vernon Bryant, chief executive officer of First Texas and the chairman and chief executive officer of First Texas Bank, will become an officer of Simmons Bank following the consummation of the merger of First Texas Bank with and into Simmons Bank. Please see the information set forth in “Quantifications of Potential Payments to First Texas’ Named Executive Officers in Connection with the First Texas Merger” below for further information.
First Texas Equity Awards.   Each option, whether vested or unvested, to purchase shares of First Texas common stock outstanding immediately prior to the effective time of the First Texas merger will be cancelled and converted into the right to receive a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the exercise price of such option. Any such option with an exercise price per share that equals or exceeds the amount set forth in (1) will be cancelled at the effective time of the merger with no consideration paid to the option holder. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas stock options as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
Each outstanding First Texas RSU will fully vest at the effective time of the First Texas merger and will be cancelled and converted automatically into the right to receive the First Texas merger consideration on the same basis as unrestricted shares of First Texas common stock. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas RSUs as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
Each outstanding First Texas SAR will fully vest and be cancelled and converted automatically into the right to receive from Simmons a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the initial value of the First Texas SAR as of the grant date set forth in the applicable award agreement.
For an estimate of the value of the unvested equity awards held by each of First Texas’ named executive officers that will become vested at the effective time of the First Texas merger, please refer to “Quantifications of Potential Payments to First Texas’ Named Executive Officers in Connection with the First Texas Merger — First Texas Golden Parachute Compensation.”

The following table sets forth each of the holdings of First Texas stock options by its executive officers as of the First Texas record date.
Holder	Number of First Texas Stock Options
Carol Anderson
Vernon Bryant
Charles Cox
Lisanne Davidson
Tod Miller
Jeff Sinnott
J. Terry Smith
Randy Talley
TOTAL:

Security Ownership of First Texas Directors and Executive Officers.   As of the First Texas record date, there were [•] shares of First Texas common stock outstanding and entitled to vote at the special meeting. Approximately [•]% of those voting shares were owned and entitled to be voted by First Texas or First Texas Bank directors and executive officers and their affiliates. Concurrently with execution of the First Texas merger agreement, certain of First Texas’ directors and officers entered into First Texas support agreements with Simmons to vote his or her shares in favor of the First Texas merger proposal and against certain competing acquisition proposals or other actions that would frustrate the purposes of, prevent or materially delay completion of the First Texas merger, as well as certain other restrictions with respect to the voting and transfer of such shareholder’s shares of First Texas common stock. First Texas also expects these shareholders will vote in favor of the First Texas adjournment proposal, if necessary or appropriate. These shareholders have also agreed to customary non-solicitation covenants that restrict such shareholder’s ability to solicit customers or employees of Simmons that were customers or employees of First Texas prior to the merger. See “Security Ownership of First Texas Directors, Named Executive Officers, and Certain Beneficial Owners of First Texas.”
Indemnification; Directors’ and Officers’ Insurance.   Simmons has agreed to indemnify and hold harmless each present and former director and officer of First Texas and its subsidiaries following completion of the First Texas merger. This indemnification covers liability and expenses arising out of matters existing or occurring at or prior to the completion of the First Texas merger to the fullest extent permitted under state law and by First Texas’ articles of incorporation and bylaws as in effect on the date of the First Texas merger agreement, including provisions relating to advances of expenses incurred in the defense of any litigation. Simmons also has agreed to use its reasonable best efforts to maintain First Texas’ policy of directors’ and officers’ liability insurance coverage or policies of at least the same coverage and amounts and containing terms and conditions which are substantially no less advantageous than the current policy (or, with the consent of First Texas prior to the effective time of the First Texas merger, any other policy), with respect to claims arising from facts or events that occurred prior to the effective time of the merger for the benefit of First Texas’ existing directors and officers for six years following completion of the First Texas merger as long as the premium to be paid is not more than 200% of the current annual premium paid by First Texas for such insurance. In lieu of the insurance described in the preceding sentence, prior to the effective time of the First Texas merger, Simmons, or First Texas , in consultation with Simmons, may obtain a six-year “tail” prepaid policy providing coverage equivalent to such insurance.
Quantifications of Potential Payments to First Texas’ Named Executive Officers in Connection with the First Texas Merger
First Texas Golden Parachute Compensation.   Set forth below is information about compensation that may be payable to certain of First Texas’ executive officers that is based on or otherwise related to the First Texas merger. Under applicable SEC rules, information is provided for First Texas’ principal executive officer and the two other most highly compensated executive officers who were serving as such at the end of 2016 who would receive compensation that is based on or otherwise related to the First Texas merger. These officers are referred to collectively as the First Texas named executive officers.

The following table sets forth the aggregate dollar value of the compensation that each of the First Texas named executive officers would receive that is based on or otherwise related to the First Texas merger, assuming:
•
the First Texas merger closed on [•], the last practicable trading day before the date of this joint proxy statement/prospectus; and

•
the value of the vesting acceleration of the First Texas named executive officers’ equity awards is calculated assuming a price per share of Simmons common stock of  $61.07, which is the average closing price of Simmons common stock during the five-day period first following the public announcement of the First Texas merger.

The amounts reported below are estimates based on these assumptions. As a result, the compensation, if any, to be received by a First Texas named executive officer may materially differ from the amounts set forth below.
	Cash (1)	Equity	Total
Vernon Bryant, Chief Executive Officer	$0	2,405,685	$2,405,685
Charles Cox, Chief Financial Officer	$530,450	499,912	$1,030,362
J. Terry Smith, Chief Lending Officer	$580,000	498,091	$1,078,091

(1)
The amounts in this column reflect the change in control payments under the existing employment agreements with Mr. Cox and Mr. Smith to be paid upon the First Texas merger.

Dissenters’ Rights in the First Texas Merger
Introductory Information
General.   Dissenters’ rights with respect to First Texas common stock are governed by Chapter 10, Subchapter H of the TBOC. First Texas shareholders have the right to dissent from the First Texas merger and to have the appraised fair value of their shares of First Texas common stock as of the date immediately prior to the effective date of the merger paid to them in cash in the event the First Texas merger agreement is consummated. Strict compliance with the dissent procedures is mandatory. Subject to the terms of the First Texas merger agreement, First Texas could elect to terminate the First Texas merger agreement even if it is approved by First Texas’ shareholders, thus cancelling dissenters’ rights.
First Texas urges any First Texas shareholder who contemplates exercising his right to dissent to read carefully the provisions of Chapter 10, Subchapter H of the TBOC, which is attached to this joint proxy statement/prospectus as Annex I. A more detailed discussion of the provisions of the statute is included below. This discussion describes the steps that each First Texas shareholder must take to exercise his right to dissent. Each First Texas shareholder who wishes to dissent should read both the summary and the full text of the law. First Texas cannot give any First Texas shareholder legal advice. To completely understand this law, each First Texas shareholder may want, and First Texas encourages any First Texas shareholder seeking to dissent, to consult with his legal counsel. Any First Texas shareholder who wishes to dissent should not send in a signed proxy unless he marks his proxy to vote against the First Texas merger, or marks his proxy to abstain with respect to the First Texas merger, or such shareholder will lose the right to dissent.
Address for Notices.   If you intend to exercise your right to dissent from the merger, prior to the First Texas special meeting, you must send or deliver the notice of objection to First Texas’ Corporate Secretary, Lisanne Davidson, at 2200 West 7th Street, Suite 104, Fort Worth, Texas 76107 (overnight delivery) or P.O. Box 962020, Fort Worth, Texas 76162-2020 (regular mail).
Act Carefully.   First Texas urges any shareholder who wishes to dissent to act carefully. First Texas cannot and does not accept the risk of late or undelivered written objections. A dissenting First Texas shareholder may call First Texas at (817) 292-4820 and ask for First Texas’ corporate secretary, Lisanne Davidson, to receive confirmation that his written objection has been received prior to the First Texas special meeting. If a dissenting First Texas shareholder’s written objection is not timely received by First Texas prior to or at the First Texas special meeting, then he will not be entitled to exercise his dissenters’ rights. First Texas’ shareholders bear the risk of non-delivery and of untimely delivery.
If any First Texas shareholder intends to dissent, or thinks that dissenting might be in his best interests, such First Texas shareholder should read Annex I carefully.
Summary of Chapter 10, Subchapter H of the TBOC — Dissenters’ Rights
The following is a summary of Chapter 10, Subchapter H of the TBOC and the procedures that a shareholder must follow to dissent from the proposed First Texas merger agreement and to perfect his dissenters’ rights and receive cash rather than shares of Simmons common stock if the First Texas merger agreement is approved and the First Texas merger is completed. This summary is qualified in its entirety by reference to Chapter 10, Subchapter H of the TBOC, which is reprinted in full as part of Annex I to this joint proxy statement/prospectus. Annex I should be reviewed carefully by any shareholder who wishes to perfect his dissenters’ rights. Failure to strictly comply with the procedures set forth in Chapter 10, Subchapter H of the TBOC will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.
If the proposed merger of First Texas with and into Simmons is completed, any First Texas shareholder who has properly perfected his statutory dissenters’ rights in accordance with Chapter 10, Subchapter H of the TBOC has the right to obtain, in cash, payment of the fair value of such shareholder’s shares of First Texas common stock as of the date immediately prior to the effective date of the First Texas merger.
To exercise and perfect your dissenters’ rights under Chapter 10, Subchapter H of the TBOC and be entitled to appraisal and payment of the fair value of your shares under the TBOC, you must:
•
own First Texas common stock as of the close of business on [•], 2017, the record date for the First Texas special meeting at which the approval of the First Texas merger is submitted to a vote;

•
provide First Texas with a written objection to the merger prior to the First Texas special meeting that states that you intend to exercise your right to dissent if the First Texas merger agreement is approved and the merger is completed and that provides an address to which notice of effectiveness of the merger should be delivered or mailed to you if the merger is completed. Neither a vote against, a failure to vote for, or an abstention from voting will satisfy the requirement that a written objection be delivered to First Texas before the vote is taken;

•
vote against the First Texas merger proposal at the First Texas special meeting;

•
within 20 days after Simmons sends notice that First Texas merger is effected, make a written demand on Simmons, as the surviving corporation, for payment of the fair value of the shares of First Texas common stock you own that states the number and class of shares of First Texas common stock you own, your estimate of the fair value of such stock and an address to which a notice relating to the dissent appraisal procedures may be sent. Any shareholder who fails to make a written demand for payment within the 20-day period after the effective time will be conclusively presumed to have consented to the First Texas merger agreement and will be bound by the terms thereof. Neither a vote against the adoption of the First Texas merger agreement nor the written objection referred to above will satisfy the written demand requirement referred to in this paragraph; and

•
within 20 days after you make your demand for payment to Simmons as described above, submit your certificates representing First Texas common stock to Simmons.

A First Texas shareholder of record who fails to satisfy these requirements is not entitled to payment for his shares of First Texas common stock under Chapter 10, Subchapter H of the TBOC. In addition, any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of approving and adopting the First Texas merger and will not be entitled to assert dissenters’ rights.

If, within 30 days after the effective date of the First Texas merger, the value of the dissenting shareholder’s shares of First Texas common stock is agreed upon between the dissenting First Texas shareholder and the surviving corporation, then payment for such shares must be made by the surviving corporation within 90 days after the effective date of the First Texas merger, upon the surrender of the dissenting First Texas shareholder’s stock certificates representing such shareholder’s shares, duly endorsed for transfer, to Simmons. Upon payment of the agreed value, the dissenting First Texas shareholder ceases to have any interest in the shares or in the surviving corporation.
If, within 90 days after the effective date of the First Texas merger, there is no such agreement as to the fair value of the dissenting shareholder’s shares of First Texas common stock between the dissenting First Texas shareholder and the surviving corporation, then the surviving corporation or the dissenting First Texas shareholder may, within 60 days after the expiration of the 90-day period, commence proceedings in Tarrant County, Texas asking the court to determine the fair value of such shares of First Texas common stock. The court will determine if the dissenting shareholder has complied with the provisions of the TBOC regarding their right of dissent and if such shareholder has become entitled to receive payment for their shares of First Texas common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of the dissenting shareholder’s shares in the manner prescribed by the TBOC. The appraisers will determine the fair value of such shares and will report this value to the court. Once the appraisers’ report is filed with the court, the dissenting shareholder will receive a notice from the court indicating that the report has been filed. If either the dissenting shareholder or the surviving corporation objects to the report or any part of it, the court will hold a hearing to determine the fair value of such shares of First Texas common stock. The court will determine the fair value of the dissenting shareholder’s shares of First Texas common stock and direct Simmons to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. The court may require the dissenting shareholder to share in the court costs relating to the matter to the extent the court deems it fair and equitable that such shareholder do so. The judgment will only be payable upon and simultaneously with the surrender to the surviving corporation of the stock certificates representing the shares of First Texas common stock owned by the dissenting First Texas shareholder. Upon payment of the judgment, such shareholder will cease to have any interest in the shares or in the surviving corporation. Further, unless the dissenting shareholder files the petition with the court within the 90-day time limit described above, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved or ratified the First Texas merger and shall be bound by the terms thereof. The right of a dissenting shareholder to be paid the fair value of such shareholder’s shares as provided above ceases if and when First Texas abandons the First Texas merger.
The foregoing does not purport to be a complete statement of the procedures for exercising dissenter’s rights under the TBOC and is qualified in its entirety by reference to the full text of Chapter 10, Subchapter H of the TBOC, a copy of which is attached as Annex I to this joint proxy statement/prospectus.
If any First Texas shareholder intends to dissent, or if such shareholder believes that dissenting might be in his best interests, such shareholder should read Annex I carefully.
For a description of Simmons shareholders’ dissenters’ rights, see “The Mergers — Simmons Shareholders Dissenters’ Rights in the OKSB Merger and First Texas Merger.”

THE MERGERS
Board of Directors and Management of Simmons after the Mergers
At the effective time of the mergers, the number of directors on the board of directors of the combined company will be 14, of which one will be George A. Makris Jr., the current Chairman and Chief Executive Officer of Simmons and the remaining 13 will be the existing members of Simmons’ board of directors who will be independent from Simmons under the listing rules of the Nasdaq Global Select Market. If the Simmons director proposal is approved, the number of directors constituting the Simmons board of directors will be increased by two and following the effective time of the OKSB merger, Russell W. Teubner will be appointed to the Simmons board of directors and following the effective time of the First Texas merger, Tom Purvis will be appointed to the Simmons board of directors.
The mergers will not affect the composition of Simmons’ management team. After the effective time of the mergers, Mr. Makris will continue to serve as Chief Executive Officer, Robert A. Fehlman will continue to serve as Senior Executive Vice President and Chief Financial Officer and Marty D. Casteel will continue to serve as Senior Executive Vice President.
Public Trading Markets
Simmons common stock is listed for trading on the Nasdaq Global Select Market under the symbol “SFNC.” OKSB common stock is listed for trading on the Nasdaq Global Select Market under the symbol “OKSB.” Upon completion of the OKSB merger, OKSB common stock currently listed on the Nasdaq Global Select Market will ceased to be listed on the Nasdaq Global Select Market and will be subsequently deregistered under the Exchange Act. First Texas common stock is not listed for trading on any securities exchange and there is no established public trading market for First Texas common stock. In addition, because there have been no recent private sales of First Texas common stock of which Simmons or First Texas are aware, no recent price data regarding First Texas common stock is available.
Under the merger agreements, Simmons will cause the shares of Simmons common stock to be issued in the mergers to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, and each of the merger agreements provides that OKSB and First Texas will not be required to complete the respective mergers if such shares have not been authorized for listing on the Nasdaq Global Select Market.
Simmons’ Dividend Policy
No assurances can be given that any dividends will be paid by Simmons or that dividends, if paid, will not be reduced in future periods. Dividends from Simmons will depend, in large part, upon receipt of dividends from Simmons Bank, and any other banks which Simmons acquires, because Simmons will have limited sources of income other than dividends from Simmons Bank and earnings from the investment of proceeds from the sale of shares of common stock retained by Simmons. In addition, the terms of Simmons’ outstanding junior subordinated debentures prohibit Simmons from declaring or paying dividends on its common stock if it is aware of any event that would be an event of default under the indenture governing those junior subordinated debentures or at any time that Simmons has deferred payment of interest on those debentures.
Simmons’ board of directors may change its dividend policy at any time, and the payment of dividends by banks and financial holding companies is generally subject to legal and regulatory limitations. For further information on Simmons’ dividend history, see “Comparative Market Prices and Dividends.”
Simmons Shareholders Dissenters’ Rights in the OKSB Merger and First Texas Merger
Introductory Information
General.   Dissenters’ rights with respect to Simmons common and preferred stock are governed by the ABCA. Shareholders of Simmons have the right to dissent from the OKSB merger and the First Texas merger to obtain payment of the “fair value” of their shares (as specified in the statute) in the event the OKSB merger or First Texas merger is consummated. Strict compliance with the dissent procedures is mandatory. Subject to the terms of the OKSB merger agreement, OKSB could elect to terminate the OKSB merger agreement even if it is approved by OKSB’s shareholders, thus cancelling dissenters’ rights. Similarly, under the terms of the First Texas merger agreement, First Texas could elect to terminate the First Texas merger agreement even if it is approved by First Texas’ shareholders, thus cancelling dissenters’ rights.
The term “fair value” means the value of a share of Simmons common stock immediately before the effective date of the OKSB merger or the First Texas merger, respectively, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the OKSB merger or the First Texas merger, respectively, unless exclusion would be inequitable.
Simmons urges any Simmons shareholder who contemplates exercising his right to dissent to read carefully the provisions of Subchapter 13 of the ABCA, and the summary of those provisions, which are attached to this joint proxy statement/prospectus as Annex G. A more detailed discussion of the provisions of the statute is included there. The discussion describes the steps that each Simmons shareholder must take to exercise his right to dissent. Each Simmons shareholder who desires to dissent should read both the summary and the full text of the law. Simmons cannot give any Simmons shareholder legal advice. To completely understand this law, each Simmons shareholder may want, and Simmons encourages any Simmons shareholder seeking to dissent, to consult with his legal advisor. Any Simmons shareholder who wishes to dissent, should not send in a signed proxy unless he marks his proxy to vote against the OKSB merger or the First Texas merger, respectively, or such shareholder will lose the right to dissent.
Address for Notices.   Send or deliver any written notice or demand required concerning any Simmons shareholders’ exercise of his dissenters’ rights to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Patrick A. Burrow.
Act Carefully.   Simmons urges any shareholder who wishes to dissent to act carefully. Simmons cannot and does not accept the risk of late or undelivered notices or demands. A shareholder who wishes to dissent may call Simmons at (870) 541-1000 and ask for Patrick A. Burrow, Corporate Secretary, to receive confirmation that his notice or demand has been received. If a dissenting Simmons shareholder’s notices or demands are not timely received by Simmons, then he will not be entitled to exercise his dissenters’ rights. Simmons shareholders bear the risk of non-delivery and of untimely delivery.
If any Simmons shareholder intends to dissent, or such shareholder believes that dissenting might be in his best interests, such Simmons shareholder should read Annex G carefully.
Summary of Subchapter 13 of the ABCA — Dissenters’ Rights
The following is a summary of Subchapter 13 of the ABCA and the procedures that a shareholder must follow to dissent from the proposed OKSB merger or First Texas merger, respectively, and to perfect his dissenters’ rights and receive cash if the OKSB merger agreement or First Texas merger agreement is approved and the OKSB merger or First Texas merger is completed. This summary is qualified in its entirety by reference to Subchapter 13, which is reprinted in full as part of this Annex G to this joint proxy statement/prospectus. Annex G should be reviewed carefully by any shareholder who wishes to perfect his dissenters’ rights. Failure to strictly comply with the procedures set forth in Sections Subchapter 13 will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.
If the proposed merger of OKSB or First Texas, respectively, with and into Simmons is completed, any shareholder who has properly perfected his statutory dissenters’ rights in accordance with Subchapter 13 has the right to obtain, in cash, payment of the fair value of such shareholder’s shares of Simmons common stock. By statute, the “fair value” is determined immediately prior to the completion of the merger or mergers and excludes any appreciation or depreciation in anticipation of the OKSB merger or the First Texas merger, respectively, unless exclusion would be inequitable.
To exercise dissenters’ rights under Subchapter 13, a Simmons shareholder must:
•
deliver to Simmons, before the vote is taken at the Simmons special meeting, written notice of his intent to demand payment for his shares of Simmons common stock if the OKSB merger or First Texas merger, respectively, is completed; and

•
not vote his shares in favor of approving and adopting the merger.

A shareholder of record who fails to satisfy both of these two requirements is not entitled to payment for his shares of Simmons common stock under Subchapter 13. In addition, any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of approving the OKSB merger and First Texas merger and may not be entitled to assert dissenters’ rights.
A shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies Simmons in writing of the name and address of each person on whose behalf he is asserting dissenters’ rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Simmons shareholders.
If the OKSB merger or the First Texas merger, respectively, is approved and adopted at the Simmons special meeting, Simmons must deliver a written dissenters’ notice, or the Simmons dissenters’ notice, to all Simmons shareholders who satisfied the two requirements of Subchapter 13 described above. The Simmons dissenters’ notice must be sent no later than 10 days after the effective time (the date that the merger is completed) and must:
•
state where the demand for payment must be sent and where and when certificates for certificated shares must be deposited;

•
inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received;

•
supply a form for demanding payment that includes the date of the announcement of the proposed merger to the public (December 14, 2016 for the OKSB merger and January 23, 2017 for the First Texas merger) and requires that the shareholder asserting dissenters’ rights certify whether or not he acquired beneficial ownership of such shares prior to said date;

•
set a date by which Simmons must receive the demand for payment, which date may not be fewer than 30 nor more than 60 days after the Simmons dissenters’ notice is delivered; and

•
be accompanied by a copy of Subchapter 13 of the ABCA.

A Simmons shareholder of record on the record date who receives the Simmons dissenters’ notice must demand payment, certify that he acquired beneficial ownership of such shares prior to the date set forth in the Simmons dissenters’ notice and deposit his certificates in accordance with the terms of the Simmons dissenters’ notice. Simmons may elect to withhold payment required by Subchapter 13 of the ABCA from the dissenting shareholder unless such shareholder was the beneficial owner of the shares prior to the public announcement of the proposed mergers (December 14, 2016 for the OKSB merger and January 23, 2017 for the First Texas merger). A dissenting shareholder will retain all other rights of a Simmons shareholder until those rights are cancelled or modified by the completion of the OKSB merger or the First Texas merger, respectively. A shareholder of record who does not demand payment or deposit his share certificates where required, each by the date set in the Simmons dissenters’ notice, is not entitled to payment for his shares under Subchapter 13 of the ABCA or otherwise as a result of the OKSB merger or the First Texas merger, respectively.
Simmons may restrict the transfer of any uncertificated shares from the date the demand for their payment is received until the OKSB merger or the First Texas merger, respectively, is completed. A Simmons shareholder for whom dissenters’ rights are asserted as to uncertificated shares of Simmons common stock retains all other rights of an OKSB shareholder until these rights are cancelled or modified by the completion of the OKSB merger or the First Texas merger, respectively.
At the effective time or upon receipt of a demand for payment, Simmons must offer to pay each dissenting shareholder who strictly and fully complied with Subchapter 13 of the ABCA the amount that Simmons estimates to be the fair value of his shares, plus accrued interest from the effective time. The offer of payment must be accompanied by:
•
certain recent Simmons financial statements;

•
Simmons’ estimate of the fair value of the shares;

•
an explanation of how the interest was calculated;

•
a statement of the dissenter’s right to demand payment under ABCA Section 4-27-1328; and

•
a copy of this Subchapter 13 of the ABCA.

If the OKSB merger or the First Texas merger, respectively, is not completed within 60 days after the date set for demanding payment and depositing share certificates, Simmons must return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares. If, after such return or release, the OKSB merger or the First Texas merger, respectively, is completed, Simmons must send a new Simmons dissenters’ notice and repeat the payment procedure described above.
If a dissenting Simmons shareholder is dissatisfied with or rejects Simmons’ calculation of fair value, such dissenting shareholder must notify Simmons in writing of his own estimate of the fair value of those shares and the interest due, and may demand payment of his estimate, if:
•
such shareholder believes that the amount offered or paid by Simmons is less than the fair value of his shares or that the interest due has been calculated incorrectly;

•
Simmons fails to make payment within 60 days after the date set forth for demanding payment; or

•
Simmons, having failed to complete the OKSB merger or First Texas merger, respectively, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

A dissenting shareholder waives his right to dispute Simmons’ calculation of fair value unless he notifies Simmons of his demand in writing within 30 days after Simmons’ makes or offers payment for such person’s shares.
If a demand for payment by a Simmons shareholder remains unsettled, Simmons must commence a proceeding in the appropriate court, as specified in Subchapter 13 of the ABCA, within 60 days after receiving the demand for payment, and petition the court to determine the fair value of the shares and accrued interest. If Simmons does not commence the proceeding within the 60-day period, Simmons is required to pay each dissenting shareholder whose demand remains unsettled, the amount demanded. Simmons is required to make all dissenting Simmons shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting shareholder. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such person’s shares plus interest to the date of judgment that exceeds the amount paid by the corporation.
In an appraisal proceeding commenced under Subchapter 13 of the ABCA, the court must determine the costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess these costs against Simmons, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Subchapter 13 of the ABCA. The court also may assess the fees and expenses of attorneys and experts for the respective parties against Simmons if the court finds that Simmons did not substantially comply with the requirements of Subchapter 13 of the ABCA, or against either Simmons or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Subchapter 13 of the ABCA.
If the court finds that the services of the attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against Simmons, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefitted.
The foregoing does not purport to be a complete statement of the provisions of the ABCA relating to statutory dissenters’ rights and is qualified in its entirety by reference to the dissenters rights provisions, which are reproduced in full in Annex G to this joint proxy statement/prospectus and which are incorporated herein by reference.

If any Simmons shareholder intends to dissent, or if such shareholder believes that dissenting might be in his best interests, such shareholder should read Annex G carefully.
Regulatory Approvals Required for the Mergers
Completion of the mergers is subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities, without materially burdensome conditions or requirements being imposed by any governmental authority as part of a regulatory approval. Subject to the terms and conditions of the merger agreements, Simmons and OKSB, and Simmons and First Texas have agreed to use their reasonable best efforts and cooperate to promptly prepare and file all necessary documentation and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by each of the merger agreements. These approvals include, among others, approval from the Federal Reserve Board with respect to both mergers and from the TDB, with respect to the First Texas merger. No assurance can be given that the necessary regulatory approvals will be received in time to effect the mergers in the fourth quarter of 2017.
Federal Reserve Board
The transactions contemplated by the merger agreements are subject to approval by the Federal Reserve Board, pursuant to the BHC Act. Specifically, Simmons has previously submitted an application under the BHC Act seeking the prior approval of the Federal Reserve Board for each of OKSB and First Texas to merge with and into Simmons. As of the date of this joint proxy statement/prospectus, Simmons, OKSB and First Texas have received the approval from the Federal Reserve to consummate each of the mergers. Below is a summary description of the factors and considerations that the Federal Reserve typically considers when evaluating applications such as the ones submitted by Simmons.
The Federal Reserve Board takes into consideration a number of factors when acting on such applications. These factors include the financial condition and future prospects of the applicant bank holding company, merging bank holding companies, and subsidiary banks (including current and projected capital levels); their managerial resources (including consideration of the competence, experience, and integrity of the officers, directors, and principal shareholders); and the convenience and needs of the communities to be served, including the subsidiary banks’ records of performance under the Community Reinvestment Act, which we refer to as the CRA. As of their most recent CRA examinations, Simmons Bank, OKSB Bank, and First Texas Bank had CRA ratings of  “satisfactory.”
The Federal Reserve Board also is required to consider the effectiveness of the applicant in combatting money laundering, including a review of the anti-money laundering program of the applicant and the anti-money laundering compliance record of banks to be acquired as part of the transaction. Finally, the Federal Reserve Board takes into consideration the extent to which the transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.
In evaluating an application pursuant to the BHC Act, the Federal Reserve Board may not approve an application if the transaction would result in a monopoly or further any conspiracy or attempt to monopolize the business of banking in any part of the United States. The Federal Reserve Board also may not approve an application if the effect of the transaction may be substantially to lessen competition in any section of the country or in any other manner be in restraint of trade, unless the Federal Reserve Board concludes that the transaction’s anti-competitive effects are clearly outweighed by its probable effect in meeting the convenience and needs of the community. The Federal Reserve Board may not approve an application if the applicant has failed to provide the Federal Reserve Board with adequate assurances that the applicant will make available information on its operations and activities and its affiliates’ operations and activities necessary to determine compliance with the BHC Act and other applicable federal banking statutes.
Furthermore, Simmons is required to publish notice of its applications under the BHC Act and to provide the opportunity for public comment on these applications. The Federal Reserve Board takes into account the views of third party commenters, particularly on the subject of the convenience and needs of the communities to be served. The Federal Reserve Board may upon request or upon its own initiative hold a public hearing or meeting to clarify facts or issues raised by the application in order to aid in the Federal Reserve Board’s decision-making process. Any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by the Federal Reserve Board.

Transactions approved under the BHC Act generally may not be completed until 30 days after the approval of the appropriate federal banking agency is received (here, the Federal Reserve Board), during which time the Department of Justice, which we refer to as the DOJ, may initiate legal action to prevent consummation of the transaction if the DOJ determines the transaction may have a significantly adverse effect on competition. With the approval of the applicable federal agency and the concurrence of the DOJ, the 30-day waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the transaction’s effects on competition. A determination by the DOJ not to object to the transaction may not prevent the filing of antitrust actions by private persons or state attorneys general.
State of Oklahoma
Although no application is required to be filed with the OSBD in order to complete the OKSB merger, the OSBD does request that a copy of the application submitted to the Federal Reserve Board also be provided to the OSBD at the time of the submission to the Federal Reserve Board. In addition, because the OKSB merger will constitute a change of control of OKSB Bank, the Oklahoma Banking Code requires that a written notice of the proposed change of control be provided to the Oklahoma State Banking Commissioner.
State of Texas
To complete the First Texas merger, Simmons is required to submit an application to, and receive approval from, the TDB. The TDB will review the application to determine whether the merger complies with Texas law. As of the date of this joint proxy statement/prospectus, Simmons has submitted the required application to the TDB.
Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.
Simmons, OKSB and First Texas believe that the mergers do not raise significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. None of Simmons, OKSB or First Texas can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company.
Simmons, OKSB and First Texas are not aware of any material governmental approvals or actions that are required for completion of the mergers other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Litigation Relating to the OKSB Merger
A putative shareholder class action complaint relating to the OKSB merger has been filed. This action, Bergman v. Southwest Bancorp Inc. et al., Case No. CIV-17-852-HE, was filed in the United States District Court for the Western District of Oklahoma on August 9, 2017. The complaint names as defendants OKSB, its directors and certain of its officers. The complaint alleges that the members of the OKSB board of directors violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 by filing a preliminary proxy statement that allegedly contains materially incomplete and misleading information. The plaintiffs seek to enjoin the defendants from holding the OKSB special meeting and taking any steps to consummate the OKSB merger, or, in the event the merger is consummated, damages, attorneys’ fees and costs, and other and further relief. OKSB believes the claims asserted in this action are without merit and intends to vigorously defend against this lawsuit. However, at this time, it is not possible to predict the outcome of the proceedings or their impact on OKSB, Simmons or the OKSB merger.

THE MERGER AGREEMENTS
The following describes certain material provisions of the merger agreements, but does not describe all of the terms of the merger agreements and may not contain all of the information about the merger agreements that is important to you. The following description of the merger agreements is subject to, and qualified in its entirety by reference to, the OKSB merger agreement, which is attached to this joint proxy statement/prospectus as Annex A, and the First Texas merger agreement, which is attached to this joint proxy statement/prospectus as Annex B, each of which is incorporated by reference into this joint proxy statement/prospectus. We urge you to read each of the merger agreements carefully and in their entirety, as it is the legal document governing the respective mergers.
Structure of the Mergers
The boards of directors of Simmons and OKSB, and the boards of directors of Simmons and First Texas, have adopted the OKSB merger agreement and the First Texas merger agreement, respectively, which provide for the merger of OKSB and First Texas, as applicable, with and into Simmons, with Simmons continuing as the surviving corporation following each merger. Following the completion of each merger, both OKSB’s wholly owned bank subsidiary, OKSB Bank, and First Texas’ wholly owned bank subsidiary, First Texas Bank, will operate as separate bank subsidiaries of Simmons until they are merged with and into Simmons Bank, which will be the surviving bank following each bank merger. Simmons expects the merger of OKSB Bank and Simmons Bank to occur in the second quarter of 2018 and the merger of First Texas Bank and Simmons Bank to occur in the first quarter of 2018.
The Merger Consideration
As a result of the OKSB merger, each share of OKSB common stock issued and outstanding immediately prior to the OKSB merger, except for shares of OKSB common stock held directly or indirectly by OKSB or Simmons and any dissenting shares, will be converted into the right to receive, subject to possible adjustment, (1) 0.3903 shares of Simmons common stock and (2) $5.11 in cash. In the aggregate, the consideration paid to OKSB shareholders will consist of approximately 7,250,000 shares of Simmons common stock and approximately $95 million in cash.
As a result of the First Texas merger, each share of First Texas common stock issued and outstanding immediately prior to the First Texas merger will be converted into the right to receive, subject to possible adjustment and based on certain assumptions described below, (1) [•] shares of Simmons common stock and (2) $[•] in cash. The amount of First Texas merger consideration described above is based on the following assumptions: (1) immediately prior to the effective time of the First Texas merger, there are (a) [•] shares of First Texas common stock outstanding, (b) [•] shares of First Texas common stock subject to First Texas options outstanding, and (c) [•] shares of First Texas common stock subject to First Texas SARs outstanding, and (2) the average closing price per share of Simmons common stock at the closing of the First Texas merger is $[•], which is the closing sales price of Simmons common stock on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. Since we will not know the amounts reflected in these assumptions until immediately prior to the effective time of the First Texas merger, the amount of First Texas stock consideration and First Texas cash consideration actually received by First Texas shareholders may be different than the amounts described herein. In the aggregate, the consideration paid to First Texas shareholders will consist of 6,500,000 shares of Simmons common stock and $70 million in cash.
Potential Adjustment to Exchange Ratios
If the number of shares of OKSB common stock outstanding (including shares of OKSB restricted stock) increases or decreases prior to the effective time of the OKSB merger, then the OKSB merger consideration will be equitably and proportionately adjusted, if necessary and without duplication, to fully effect such change. In addition, if the OKSB board of directors exercises its right to terminate the OKSB merger agreement due to the decrease in the average closing price of Simmons common stock below $39.66 and relative to an index of banking stocks, Simmons may prevent the OKSB merger agreement from being terminated by electing to pay additional cash consideration for each share of OKSB common stock. See “— Termination of the Merger Agreements.”

If the number of shares of First Texas common stock outstanding (including shares of First Texas subject to equity award agreements) increases or decreases prior to the effective time of the First Texas merger other than as permitted under the terms of the First Texas merger agreement, then the First Texas merger consideration will be equitably and proportionately adjusted, if necessary and without duplication, to fully effect such change, but in no event will Simmons issue more than 6,500,000 shares of Simmons common stock or pay aggregate cash consideration in excess of  $70 million in the First Texas merger. In addition, if the First Texas board of directors exercises its right to terminate the First Texas merger agreement due to the decrease in the average closing price of Simmons common stock below $39.98 and relative to an index of banking stocks, Simmons may prevent the First Texas merger agreement from being terminated by electing to pay additional cash consideration for each share of OKSB common stock. See “— Termination of the Merger Agreements.”
Fractional Shares
Simmons will not issue any fractional shares of Simmons common stock in the mergers. Instead, OKSB or First Texas shareholders who otherwise would have been entitled to receive a fraction of a share of Simmons common stock will receive cash in lieu thereof. The applicable cash amount will be determined by multiplying the fraction of a share of Simmons common stock to which the holder would otherwise be entitled by the average of the daily closing prices of Simmons common stock on the 20 trading days ending on the 10th day prior to the closing of the applicable merger.
Governing Documents; Directors and Officers
At the effective time of the mergers, Simmons’ articles of incorporation and bylaws in effect immediately prior to the effective time of the mergers will be the articles of incorporation and bylaws of Simmons as the surviving corporation of the mergers, until thereafter amended or repealed in accordance with their respective terms and applicable law. The directors and officers of Simmons immediately prior to the effective time of the mergers will continue as the directors and officers of the surviving corporation of the merger.
Treatment of Equity Awards
OKSB Restricted Stock
At the effective time of the OKSB merger, outstanding unvested shares of OKSB restricted stock will become fully vested and will be cancelled and converted automatically into the right to receive the OKSB merger consideration on the same basis as all other shares of OKSB common stock. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to OKSB restricted stock as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law. For additional information, see “The OKSB Merger — Interests of OKSB’s Directors and Executive Officers in the OKSB Merger.”
First Texas Equity Awards
Stock Options.   At the effective time of the First Texas merger, each option, whether vested or unvested, to purchase shares of First Texas common stock outstanding immediately prior to the effective time of the First Texas merger will be cancelled and converted into the right to receive a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the exercise price of such option. Any such option with an exercise price per share that equals or exceeds the amount set forth in (1) will be cancelled at the effective time of the merger with no consideration paid to the option holder. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas stock options as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
Restricted Stock Units.   At the effective time of the First Texas merger, each First Texas RSU will become fully vested and will be cancelled and converted automatically into the right to receive the First Texas merger consideration on the same basis as all other shares of First Texas common stock and treating the First Texas RSUs as if they are shares of First Texas common stock for such purposes. Simmons will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, all amounts payable with respect to First Texas RSUs as it is required to deduct and withhold under the Code or any provisions of federal, state, local or foreign tax law.
Stock Appreciation Rights.   At the effective time of the First Texas merger, each outstanding First Texas SAR will become fully vested and will be cancelled and converted automatically into the right to receive from Simmons a cash payment equal to the difference between (1) the First Texas cash consideration plus the cash equivalent of the First Texas stock consideration and (2) the initial value of the First Texas SAR as of the grant date set forth in the applicable award agreement.
For additional information, see “The First Texas Merger — Interests of First Texas’ Directors and Executive Officers in the First Texas Merger.”
Treatment of Employee Stock Purchase Plans and Employee Stock Ownership Plans
OKSB Employee Stock Purchase Plan
At the effective time of the OKSB merger, each share of OKSB common stock held in the OKSB Employee Stock Purchase Plan will be converted into the right to receive the OKSB merger consideration in the same manner as other shares of OKSB common stock.
First Texas Employee Stock Ownership Plan
At the effective time of the First Texas merger, First Texas Unallocated ESOP shares will be cancelled and Simmons will pay to the trustee of the First Texas ESOP an aggregate cash payment equal to the sum of  (1) the cash equivalent of the First Texas stock consideration and product of the First Texas Unallocated ESOP shares and the First Texas cash consideration. The shares of First Texas common stock that are allocated in the First Texas ESOP will be converted automatically into the right to receive the First Texas merger consideration and the First Texas merger consideration will be distributed by the trustee to participants in accordance with their allocations.
Closing and Effective Time of the Mergers
The mergers will be completed only if all of the respective conditions set forth in the OKSB merger agreement and the First Texas merger agreement and discussed in this joint proxy statement/prospectus are either satisfied or waived. See “— Conditions to Consummation of the Mergers.”
The OKSB merger will become effective as set forth in the articles of merger to be filed with the Secretary of State for the State of Arkansas and certificate of merger to be filed with the Oklahoma Secretary of State. The First Texas merger will become effective as set forth in the articles of merger to be filed with the Secretary of State for the State of Arkansas and certificate of merger to be filed with the Texas Secretary of State. We have agreed to cause the effective time of each merger to occur on a date within 30 days following the satisfaction or waiver (subject to applicable laws) of the last of the conditions specified in the applicable merger agreement as determined by Simmons, or on another date that is mutually agreed upon by the respective parties.
It currently is anticipated that the effective time of the mergers will occur no earlier than the fourth quarter of 2017, subject to the receipt of regulatory approvals and waivers and other customary closing conditions, but we cannot guarantee when or if either of the respective mergers will be completed.
Conversion of Shares; Exchange of Certificates
The conversion of OKSB common stock into the right to receive the OKSB merger consideration, and the conversion of the First Texas common stock into the right to receive the First Texas merger consideration, will each occur automatically at the effective time of the respective mergers. At or promptly after the effective time of each merger, Simmons will deposit with its transfer agent, or in the case of the

First Texas merger, its transfer agent or another exchange agent acceptable to it, (1) certificates or evidence of Simmons common stock in book-entry form equal to the stock consideration for the applicable merger and (2) funds equal to the aggregate cash consideration and cash payable in lieu of fractional shares.
Appropriate transmittal materials will be mailed or delivered by the exchange agent to record holders of OKSB common stock and the holders of First Texas common stock, as applicable, as soon as reasonably practical after the effective time of the respective mergers. Upon surrender of a certificate or book entry shares for cancellation to the transfer agent together with executed transmittal materials and such other customary documents as required, the holder will be entitled to receive (1) book-entry shares of Simmons common stock constituting the OKSB stock consideration or the First Texas stock consideration, as applicable, (2) cash constituting the OKSB cash consideration or the First Texas cash consideration, as applicable, (3) cash in lieu of fractional shares of Simmons common stock to which the holder of OKSB common stock or First Texas common stock is entitled and (4) any dividends or other distributions to which the holder of OKSB common stock or First Texas common stock is entitled.
If a certificate for OKSB common stock or First Texas common stock has been lost, stolen or destroyed, the transfer agent will issue the applicable merger consideration upon receipt of an affidavit from the holder of such shares and, if required by Simmons, a bond in such reasonable and customary amount as determined by Simmons, as indemnity against any claim that may be made against it with respect to such certificate.
After the effective time of each merger, there will be no further transfers on the stock transfer books of OKSB or First Texas.
Withholding
Simmons and the transfer agent will be entitled to deduct and withhold from the merger consideration and any other amounts otherwise payable pursuant to each merger agreement to any holder of OKSB common stock or First Texas common stock, as applicable, which such amounts Simmons is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. To the extent that any amounts are so withheld, these amounts will be treated for all purposes of each merger agreement as having been paid to the shareholders from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared or made after the effective time of each merger with respect to Simmons common stock with a record date after the effective time of such merger will be paid to the holder of any unsurrendered certificate or book-entry shares of OKSB common stock or First Texas common stock, as applicable, until the holder surrenders such shares. After the surrender of a certificate in accordance with the applicable merger agreement, the record holder thereof will be entitled to receive, without interest, (1) all dividends and other distributions payable with respect to Simmons common stock with a record date after the effective time and a payment date on or prior to the surrender of shares of OKSB common stock or First Texas common stock, as applicable, and not previously paid and (2) at the appropriate payment date, the amount of dividends or other distributions which had been declared with a record date after the effective time of the applicable merger but prior to the surrender of shares of OKSB common stock or First Texas common stock, as applicable, and with a payment date occurring after such surrender that is payable with respect to shares of Simmons common stock.
Representations and Warranties
The representations, warranties and covenants described below and included in the merger agreements were made only for purposes of each merger agreement and as of specific dates, are solely for the benefit of Simmons and OKSB, in the case of the OKSB merger agreement, and Simmons and First Texas, in the case of the First Texas merger agreement, and may be subject to limitations, qualifications or exceptions agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of, among other things, allocating contractual risk between the parties to each merger agreement rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Simmons, OKSB, First Texas or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Simmons. The representations and warranties, other provisions of the merger agreements or any description of these provisions should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus and the other reports, statements and filings that Simmons publicly files with the SEC. See “Where You Can Find More Information.”
The OKSB merger agreement contains customary representations and warranties of each of Simmons and OKSB relating to their respective businesses, and the First Texas merger agreement contains customary representations and warranties of each of Simmons and First Texas relating to their respective businesses. The representations and warranties in the respective merger agreements do not survive the effective time of the respective mergers.
The OKSB merger agreement and First Texas merger agreement contain representations and warranties made by each of OKSB or First Texas, as applicable, to Simmons with respect to, among other things:
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the due organization, valid existence, good standing and corporate power and authority in the case of the OKSB merger agreement, of OKSB and OKSB Bank, and in the case of the First Texas merger agreement, of First Texas and First Texas Bank;

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OKSB’s and First Texas’ authority to enter into the merger agreement to which each is a party and to complete the transactions contemplated thereby (subject to the requisite vote of the shareholders of OKSB or First Texas, as applicable, at the OKSB special meeting or First Texas special meeting, as applicable) and the enforceability of each merger agreement against OKSB or First Texas, as applicable, in accordance with its terms;

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the absence of conflicts with or breaches of OKSB’s or First Texas’, or their respective subsidiaries’ governing documents, certain agreements or applicable laws as a result of entering into each merger agreement and the consummation of the respective mergers and the other transactions contemplated by each merger agreement;

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the receipt of required consents of regulatory authorities in connection with the transactions contemplated by the respective merger agreements;

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the capitalization of OKSB and OKSB Bank, with respect to the OKSB merger agreement, and First Texas and First Texas Bank, with respect to the First Texas merger agreement, including the number of shares of common stock issued and outstanding or reserved for issuance for OKSB or First Texas, as applicable;

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the amount of outstanding indebtedness for OKSB or First Texas, as applicable;

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the subsidiaries of OKSB and First Texas, as applicable;

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the filing and accuracy of reports filed with regulatory authorities;

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financial statements, internal controls, disclosure controls and procedures with respect to OKSB, and auditor independence;

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books and records of OKSB and First Texas, as applicable;

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the absence of undisclosed liabilities;

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the absence of certain changes or events;

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tax matters;

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ownership of real property and rights with respect to leased property;

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intellectual property and privacy matters;

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environmental matters;

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compliance with laws, orders and permits;

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compliance with the Community Reinvestment Act of 1977, which is referred to as the Community Reinvestment Act, and the regulations promulgated thereunder;

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compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-money laundering laws;

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labor relations;

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matters relating to employee benefit plans and ERISA;

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matters with respect to certain material contracts of OKSB and First Texas, as applicable;

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agreements with regulatory authorities;

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investment securities;

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derivative instruments and transactions entered into for the account of OKSB or First Texas, as applicable, each of their respective subsidiaries or for the account of a customer;

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legal proceedings;

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the accuracy of the information supplied by OKSB and First Texas, as applicable, in this joint proxy statement/prospectus;

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the inapplicability of state anti-takeover statutes;

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receipt by (i) the OKSB board of directors of the fairness opinion from KBW, with respect to the OKSB merger, and (ii) the First Texas board of directors of the fairness opinion from Stephens, with respect to the First Texas merger;

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tax and regulatory matters;

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loan matters;

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deposits;

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allowance for loan and lease losses;

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insurance matters;

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the absence of sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control;

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the absence of undisclosed brokers’ fees and expenses;

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affiliate transactions;

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neither OKSB nor First Texas, nor any of their respective subsidiaries being required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended, or broker-dealer under the Exchange Act; and

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neither OKSB nor First Texas, nor any of their respective subsidiaries is conducting insurance operations requiring licensure from any applicable authority.

The OKSB merger agreement and First Texas merger agreement contain representations and warranties made by Simmons to each of OKSB or First Texas, as applicable, with respect to, among other things:
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the due organization, valid existence, good standing and corporate power and authority of Simmons;

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Simmons’ authority to enter into each of the merger agreements and to complete the transactions contemplated thereby (subject to approval by the holders of a majority of the outstanding shares of Simmons common stock that are entitled to vote at the Simmons special meeting) and the enforceability of each of the merger agreements against Simmons in accordance with its terms;

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the absence of conflicts with or breaches of Simmons’ governing documents, certain agreements or applicable laws as a result of entering into each of the merger agreements and the consummation of each of the mergers and the other transactions contemplated by each merger agreement;

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the receipt of required consents of regulatory authorities in connection with the transactions contemplated by each of the merger agreements;

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Simmons’ capitalization, including the number of shares of Simmons common stock issued and outstanding or reserved for issuance;

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SEC filings, including financial statements contained therein;

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disclosure controls and procedures and internal controls;

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the absence of undisclosed liabilities;

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the absence of certain changes or events;

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tax and regulatory matters;

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compliance with laws, orders and permits;

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legal proceedings;

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reports filed with regulatory authorities other than the SEC;

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the accuracy of the information supplied by Simmons in this joint proxy statement/prospectus;

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the absence of undisclosed brokers’ fees and expenses; and

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regulatory capitalization.

Many of the representations and warranties made by OKSB and Simmons, with respect to the OKSB merger agreement, and by First Texas and Simmons, with respect to the First Texas merger agreement, are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material to or have a material adverse effect on either OKSB or First Texas, or Simmons, as applicable).
Under the merger agreements, a material adverse effect is defined as, with respect to a party, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (1) prevents or materially impairs the ability of a party to timely consummate the transactions contemplated by the merger agreements, or (2) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities or business of such party and its subsidiaries taken as a whole, but does not include effects to the extent resulting from the following (except, in certain instances, to the extent that the effects of such change disproportionately affect such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate):
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changes after the date of the respective merger agreements in GAAP or regulatory accounting requirements;

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changes after the date of the respective merger agreements in laws of general applicability to companies in the financial services industry;

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changes after the date of the respective merger agreements in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to each party, the respective markets in which they operate), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry;
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after the date of the respective merger agreements, general changes in the credit markets or general downgrades in the credit markets;

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failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded under the applicable merger agreement, or changes in the trading price of a party’s common stock, in and of itself, but not including any underlying causes unless separately excluded under the applicable merger agreement;

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the public disclosure of either of the merger agreements and the impact thereof on relationships with customers or employees;

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any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or

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actions or omissions taken with the prior written consent of the other party or expressly required by either of the merger agreements.

The representations and warranties in the merger agreements do not survive the effective time of the OKSB merger or the First Texas merger, as applicable, and, as described below under “— Effect of Termination,” if either of the merger agreements are validly terminated, the OKSB merger agreement, or the First Texas merger agreement, as applicable, will become void and have no effect (except with respect to designated provisions of such merger agreement, including those related to payment of fees and expenses and the confidential treatment of information), unless a party breached its respective merger agreement.
Covenants and Agreements
Covenants of the Parties under the Merger Agreements
OKSB and First Texas have agreed that, prior to the effective time of their applicable mergers or terminations of their merger agreements, unless the prior written consent of Simmons has been obtained, OKSB and First Texas, as applicable, will, and will cause each of their subsidiaries to, (1) operate their business only in the usual, regular and ordinary course, consistent with past practice, (2) use their reasonable best efforts to preserve intact their business organization and maintain their rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with OKSB or First Texas, as applicable, and the services of their officers and key employees, and (3) take no action that is intended to or that would reasonably be expected to adversely affect or delay the receipt of any required regulatory approvals, the consummation of the transactions contemplated by the merger agreements or performance of OKSB’s or First Texas’ covenants and agreements in their respective merger agreement.
Additionally, OKSB and First Texas have each agreed that prior to the effective time of the merger or termination of their respective merger agreement, unless the prior written consent of Simmons has been obtained and except for certain exceptions and as otherwise expressly contemplated in such merger agreement, OKSB and First Texas, as applicable, will not, and will not permit any of their respective subsidiaries to, undertake the following actions or commit to undertake the following actions:
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amend the charter or bylaws or other governing documents of OKSB or First Texas, as applicable, or any of their respective subsidiaries;

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incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for any additional debt obligation or other obligation for borrowed money (other than indebtedness of OKSB to OKSB Bank, in the case of the OKSB merger agreement, and of First Texas to First Texas Bank, in the case of the First Texas merger agreement, or the creation of deposit liabilities, purchases of federal funds, borrowings from any Federal Home Loan Bank or sales of certificates of deposits, or, in the case of the First Texas merger agreement, receipt of advances under an existing line of credit, in each case incurred in the ordinary course of business consistent with past practice);
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repurchase, redeem, or otherwise acquire or exchange (other than in accordance with the merger agreements), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of OKSB or First Texas, as applicable, or any of their respective subsidiaries, or make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of the common stock or other equity interests of either OKSB or First Texas, as applicable, other than, in the case of OKSB, regular quarterly cash dividends by OKSB subject to certain limitations);

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issue, grant sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any contract to issue, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of OKSB common stock or any other capital stock of OKSB or any of its subsidiaries, with respect to the OKSB merger agreement, or any additional shares of First Texas common stock or any other capital stock of First Texas or any of its subsidiaries, with respect to the First Texas merger agreement, or any stock appreciation rights, or any option, warrant, or other equity rights;

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directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of OKSB or First Texas, as applicable, or any of their respective subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of OKSB common stock or First Texas common stock, as applicable, or sell, transfer, lease, mortgage, permit any lien on, or otherwise dispose of, discontinue or otherwise encumber, (1) any shares of capital stock or other equity interests of either OKSB or First Texas, or any of their respective subsidiaries (unless any such shares of capital stock or other equity interests are sold or otherwise transferred to OKSB or First Texas, or a wholly owned subsidiary of either OKSB or First Texas, as applicable) or (2) any asset with a then current value of  $10,000 or more other than pursuant to contracts in force at the date of the merger agreements, loan participations, or sales of investment securities in the ordinary course of business consistent with past practice;

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except for purchases of investment securities in the ordinary course of business consistent with past practice, purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, asset transfers, purchase of any assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business), any person other than OKSB Bank, in the case of the OKSB merger, or First Texas Bank, in the case of the First Texas merger, or otherwise acquire direct or indirect control over any person, or (2) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person (other than consolidations, mergers or reorganizations solely among wholly owned subsidiaries of OKSB or First Texas, as applicable), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

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except, in the case of OKSB, as required by an OKSB contract or applicable law, (1) grant any bonus or increase in compensation or benefits to the employees or officers of either OKSB or First Texas, or any of their respective subsidiaries (except, in the case of First Texas, as required by law), (2) pay any (A) severance or termination pay or (B) any bonus, in either case other than pursuant to either OKSB’s or First Texas’ employee benefit plans, as applicable, that are in effect on the date of the relevant merger agreement and in the case of clause (A) subject to receipt of an effective release of claims from the employee, and in the case of clause (B) to the extent required under the terms of the plan without the exercise of any upward discretion, (3) enter into, amend or increase the benefits payable under any severance, change in control, retention, bonus guarantees, collective bargaining agreement or similar agreement or arrangement with employees or officers of OKSB or First Texas, as applicable, or any of their respective subsidiaries, (4) grant any increase in fees or other increases in compensation or other benefits to directors of OKSB or First Texas, as applicable, or any of their respective subsidiaries, (5) waive any stock repurchase rights, or grant, accelerate, amend or change the period of exercisability of any equity rights or restricted stock, or authorize cash payments in exchange for any equity rights, (6) fund any rabbi trust or similar arrangement, (7) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $75,000, other than for cause, or (8) hire any officer, employee, independent contractor or consultant (who is a natural person) who has annual base compensation greater than $100,000;
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enter into, amend (unless such amendment is required by law) or renew any employment contract between OKSB or First Texas, as applicable, or any of their respective subsidiaries, and any person that OKSB or First Texas, as applicable, or their respective subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the effective time of the OKSB merger or First Texas merger, as applicable;

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except as required by law or with respect to an OKSB ERISA plan, with respect to OKSB, or a First Texas ERISA plan, with respect to First Texas, that is intended to be tax-qualified in the opinion of counsel is necessary or advisable to maintain the tax qualified status, (1) adopt or establish any new employee benefit plan of OKSB or First Texas, as applicable, or any of their respective subsidiaries or terminate or withdraw from, or amend, any OKSB or First Texas employee benefit plan, as applicable, (2) make any distributions from such employee benefit plans, except as required by the terms of such plans, or (3) fund or in any other way secure the payment of compensation or benefits under any respective OKSB or First Texas employee benefit plan;

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make any change in any accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in regulatory accounting requirements or GAAP;

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commence any litigation other than in the ordinary course of business consistent with past practice, or settle, waive or release or agree or consent to the issuance of any order in connection with any litigation (1) involving any liability of OKSB or First Texas, as applicable, or any of their respective subsidiaries for money damages in excess of  $50,000 or that would impose any restriction on the operations, business or assets of OKSB or First Texas, as applicable, or any of their respective subsidiaries, or (2) arising out of or relating to the transactions contemplated by the merger agreements (except for specified litigation permitted by the merger agreements);

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enter into, renew, extend, modify, amend or terminate specified contracts;

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enter into any new line of business (except in the case of the First Texas merger agreement, in the ordinary course of business) or change in any material respect their lending, investment, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of their capital exposure applicable with respect to their loan portfolio or any segment thereof) or change their policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans except as required by law or by rules or policies imposed by a regulatory authority;

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make, or commit to make, any capital expenditures in excess of  $50,000 individually or $500,000 in the aggregate;

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except as required by law or applicable regulatory authorities, make any material changes in their policies and practices with respect to (1) their hedging practices and policies, or (2) insurance policies including materially reducing the amount of insurance coverage currently in place or fail to renew or replace any existing insurance policies;

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cancel, compromise, waive or release any material indebtedness owed to any person (other than, in the case of OKSB, an OKSB entity) or any rights or claims held by any person (other than, in the case of OKSB, an OKSB entity), except for (1) sales of loans and sales of investment securities, in each case in the ordinary course of business consistent with past practice, or (2) as expressly required by the terms of any contracts in force at the date of the merger agreements;

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permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;

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materially change or restructure their investment securities portfolios or their investment securities practices or policies, or change their policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or change their interest rate exposure through purchases, sales or otherwise, or the manner in which their investment securities portfolios are classified or reported;

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alter materially their interest rate or fee pricing policies with respect to depository accounts of OKSB or OKSB Bank, or First Texas or First Texas Bank, as applicable, or waive any material fees with respect thereto, other than, in the case of First Texas, in the ordinary course;

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make, change or revoke any material tax election, change any material method of tax accounting, adopt or change any taxable year or period, file any amended material tax returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of taxes, settle or compromise any material tax liability of OKSB or First Texas, as applicable, or any of their respective subsidiaries, enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund;

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enter into any securitizations of any loans or create any special purpose funding or variable interest entity other than on behalf of clients;

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foreclose upon or take a deed or title to any commercial real estate (other than real estate used solely for agricultural production) without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding 12 months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of hazardous material;

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with respect to First Texas, make or acquire any loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan, or amend or modify in any material respect any loan, except for (1) loans or commitments for loans in full compliance with the First Texas Bank’s underwriting policy and related loan policies in effect as of the date of the First Texas merger agreement, and (2) amendments or modifications of any existing loan in full compliance with the First Texas Bank’s underwriting policy and related loan policies in effect as of the date of the First Texas merger agreement;

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with respect to OKSB, make or acquire any loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan, or amend or modify in any material respect any loan, except for (1) loans or commitments for loans made or acquired in full compliance with OKSB Bank’s underwriting policy and related loan policies in effect as of the date of the OKSB merger agreement without utilization of an exception to OKSB Bank’s underwriting policy and related loan policies (other than immaterial exceptions to such underwriting policy and related loan policies), and (2) (A) loans or commitment for loans or (B) amendments or modifications of any existing loans, in each case, with a principal balance equal to or less than $3 million made in full compliance with OKSB Bank’s underwriting policy and related loan policies in effect as of the date of the OKSB merger agreement, including pursuant to an exception to such underwriting policy and related loan policies that is reasonable in light of the underwriting of the borrower for such loan or commitment;

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other than in the ordinary course and consistent with past practice, repurchase, or provide indemnification relating to, loans in the aggregate in excess of  $100,000; or

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agree to take, make any commitment to take or adopt any resolutions of the OKSB board of directors or the First Texas board of directors, as applicable, in support of any of the above prohibited actions.

In addition, every two weeks after the date of the merger agreements, OKSB and First Texas, as applicable, have agreed to provide Simmons a report describing all of the following which has occurred in the prior two weeks:
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any new, renewed, extended, modified, amended or terminated contracts that provide for aggregate annual payments of  $50,000 or more; and

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new loans or commitments (including a letter of credit) for loans in excess of  $1 million, any renewals or extensions of existing loans or commitments for any loans in excess of  $1 million, or any material amendments or modifications to loans in excess of  $1 million.

Simmons has agreed that prior to the effective time of the mergers or termination of the merger agreements, unless the prior written consent of OKSB or First Texas, as applicable, has been obtained (which consent OKSB or First Texas, as applicable, may not unreasonably withhold, condition or delay) and except as otherwise expressly contemplated in the merger agreements, Simmons will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:
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amend Simmons’ articles of incorporation or bylaws or other governing documents of Simmons or its significant subsidiaries in a manner that would adversely affect either OKSB or First Texas, or their shareholders relative to other holders of Simmons common stock;

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take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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take any action that could reasonably be expected to impede or materially delay (1) the receipt of any approvals of any regulatory authority required to consummate the transactions contemplated by either of the merger agreements or (2) the consummation of the transactions contemplated by either of the merger agreements; or

•
agree to take, make any commitment to take or adopt any resolutions of the Simmons board of directors in support of, any of the above prohibited actions.

Certain Additional Covenants
The merger agreements also contain additional covenants, including covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, potential shareholder litigation, cooperation for an efficient and orderly combination of OKSB or First Texas, as applicable, and Simmons after the mergers, takeover laws, OKSB’s or First Texas’ delivery to Simmons of their closing financial statements, assumption of OKSB’s or First Texas’, as applicable, subordinated debt after the merger by Simmons or one of its subsidiaries, the listing of the shares of Simmons common stock to be issued in the merger and public announcements with respect to the transactions contemplated by the merger agreements.
Regulatory Matters
Simmons and OKSB, in the case of the OKSB merger, and Simmons and First Texas, in the case of the First Texas merger, have agreed to file all reports required to be filed with regulatory authorities between the execution of the merger agreements and the consummation of such merger contemplated thereby, and to deliver to the other party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC or the Federal Reserve Board, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’

equity, and cash flows for the period then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material) or applicable regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes.
Tax Matters
Simmons and OKSB, in the case of the OKSB merger, and Simmons and First Texas, in the case of the First Texas merger, have agreed to use their respective reasonable best efforts to cause each merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and to take no action that would cause such merger not to so qualify.
Employee Matters
The merger agreements provide that employees of OKSB or First Texas, as applicable, and their respective subsidiaries, while employed by Simmons following the effective time of the applicable merger, generally will be eligible to receive benefits that are, as a whole, comparable to those provided to similarly situated Simmons employees. Additionally, such employees of OKSB, First Texas or their respective subsidiaries generally will receive service credit based on their service with OKSB or First Texas for purposes of determining eligibility to participate in the Simmons benefit plans.
If requested by Simmons, prior to the effective time of the OKSB merger, OKSB will (1) terminate the OKSB 401(k) plan, and (2) cooperate with Simmons to amend, freeze, terminate or modify any other OKSB benefit plan to the extent and in the matter determined by Simmons to be effective upon the effective time of the OKSB merger.
If requested by Simmons at least 10 days prior to the effective time of the First Texas merger, First Texas will (1) terminate the First Texas 401(k) plan and the First Texas ESOP contingent upon the consummation of the First Texas merger, and (2) cooperate with Simmons to amend, freeze, terminate or modify any other First Texas benefit plan to the extent and in the matter determined by Simmons to be effective upon the effective time of the First Texas merger.
D&O Indemnification and Insurance
The merger agreements provide that for six years after the effective time of each of the mergers, Simmons will indemnify, defend and hold harmless each of the present and former directors and officers of OKSB and First Texas, as applicable, and each of their respective subsidiaries against all liabilities arising out of actions or omissions arising out of such person’s services in such capacities to the fullest extent permitted by applicable law and the governing documents of OKSB or First Texas, as applicable, in effect on the date of the respective merger agreement (including any provisions relating to the advancement of expenses incurred in the defense of any litigation) if  (1) Simmons’ board of directors determines (in the case of First Texas, after consultation with legal counsel) in that (a) the indemnified party acted in good faith and in the best interests of OKSB or OKSB Bank, with respect to the OKSB merger, or First Texas or First Texas Bank, with respect to the First Texas merger, and (b) the payment will not materially affect the Simmons’ safety and soundness; (2) such payment is not prohibited by applicable FDIC regulations; and (3) the indemnified party agrees to reimburse Simmons, to the extent not covered by permissible insurance, for payments made in an action by a federal banking agency in which the indemnified party is assessed a civil money penalty, is prohibited from banking, or is required to cease an action or perform an affirmative action.
The merger agreements require Simmons to use its reasonable best efforts to maintain for a period of six years after the effective time of the mergers both OKSB’s and First Texas’ existing directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amounts and containing terms and conditions which are substantially no less advantageous than the current policy (or, with the consent of OKSB or First Texas, as applicable, prior to the effective time of the respective merger, any other policy), with respect to claims arising from facts or events that occurred prior to the effective time of such merger, and covering such individuals who are currently covered by such insurance. In lieu of the insurance described in the preceding sentence, prior to the effective time of the mergers, Simmons, or OKSB or First Texas, as applicable, in consultation with Simmons, may obtain a six-year “tail” prepaid policy providing coverage equivalent to such insurance.

No Solicitation of Other Offers
OKSB merger agreement
OKSB has agreed that it and its subsidiaries will not, and will cause their respective representatives not to, directly or indirectly, (i) solicit, encourage (including by providing information or assistance), initiate, facilitate or induce any acquisition proposal, (ii) participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any person (other than Simmons and its affiliates and representatives) or “group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonable be expected to an acquisition proposal, (iii) approve, agree to, accept, endorse or recommend any acquisition proposal, or (iv) approve, agree to, accept, endorse or recommend any acquisition agreement contemplating or otherwise relating to any acquisition transaction.
If OKSB or its subsidiaries, or any of their respective representatives receives an unsolicited, bona fide written acquisition proposal by any person (other than Simmons and its affiliates and representatives) or “group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to OKSB’s shareholders’ meeting that did not result from or arise in connection with a breach of OKSB’s obligations (as outlined in the preceding paragraph), OKSB and its subsidiaries, and their respective representatives may, prior to (but not after) OKSB’s shareholders’ meeting, take the following actions if the OKSB board of directors (or any committee thereof) has (i) determined in its good faith judgment that such acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal and that the failure to take such actions would cause it to violate its fiduciary duties under applicable law, and (ii) obtained from such third party or “group” an executed confidentiality agreement containing terms at least as restrictive with respect to such third party or “group” as the terms of the Simmons confidentiality agreement is in each provision with respect to Simmons: (A) furnish information to (but only if OKSB has provided such information to Simmons prior to furnishing it to any such third party or “group”), and (B) enter into discussions and negotiations with, such third party or “group” with respect to such bona fide written acquisition proposal.
OKSB has agreed to, and to direct its representatives to, (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third party conducted prior to the date of the merger agreement, with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any third party that has made or indicated an intention to make an acquisition proposal and (iii) not waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary and shall strictly enforce any such provisions.
If OKSB or any of its subsidiaries or their respective representatives receives an offer or proposal (whether written or oral) or any request for nonpublic information or any inquiry relating to an acquisition proposal, OKSB has agreed to promptly (but in no event more than 24 hours following receipt of such acquisition proposal) notify Simmons in writing of the receipt of such acquisition proposal, request or inquiry, and the terms and conditions of such acquisition proposal, request or inquiry (including, in each case, the identity of the person or “group” (as defined in Section 13(d) under the Exchange Act) making any such acquisition proposal, request or inquiry), and OKSB shall as promptly as practicable provide to Simmons (1) a copy of such acquisition proposal, request or inquiry, if in writing, or (2) a written summary of the material terms of such acquisition proposal, request or inquiry, if oral. OKSB has agreed to provide Simmons, as promptly as practicable (but in no event more than 24 hours), with notice setting forth all such information as is necessary to keep Simmons informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such acquisition proposal, request or inquiry.
Notwithstanding the submission of any acquisition proposal, the OKSB merger agreement will be submitted to the OKSB shareholders for the purpose of voting on the approval of the OKSB merger agreement. Furthermore, OKSB has agreed that it shall adjourn or postpone the OKSB special meeting if, as of the originally scheduled time of such special meeting, there are an insufficient number of shares of OKSB common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the OKSB special meeting or if OKSB has not received proxies or votes representing a sufficient number of shares of OKSB common stock necessary to approve the OKSB merger agreement. Notwithstanding any such adjournment or postponement OKSB is required to hold the OKSB special meeting and submit the OKSB merger agreement to the OKSB shareholders for the purpose of voting on approval of the OKSB merger agreement. In addition to the foregoing, OKSB may not submit to the vote of its shareholders any acquisition proposal other than the OKSB merger unless the OKSB merger agreement is terminated in accordance with its terms.
First Texas merger agreement
First Texas has agreed that it and its subsidiaries will not, and will cause their respective representatives not to, directly or indirectly, take any action to solicit, encourage (including by providing information or assistance), initiate, facilitate or engage in discussions or negotiations with, or provide or make available any information to or enter into any agreement with any person (other than Simmons and its affiliates and representatives) concerning any offer, inquiry, proposal or indication of interest (whether communicated to First Texas or its affiliates or publicly announced and whether binding or non-binding) by such person involving an acquisition proposal.
First Texas has agreed to, and to direct its representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third party conducted prior to the date of the First Texas merger agreement, with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal, to request the prompt return or destruction of all confidential information previously furnished to any third party that has made or indicated an intention to make an acquisition proposal.
If First Texas or any of its subsidiaries or their respective representatives receives an offer or proposal (whether written or oral) or any request for nonpublic information or any inquiry relating to an acquisition proposal, First Texas has agreed to, as promptly as practicable (but in no event more than two business days), notify Simmons in writing of the receipt of such acquisition proposal, request or inquiry, and the terms and conditions of such acquisition proposal, request or inquiry (including, in each case, the identity of the person making any such acquisition proposal, request or inquiry), and First Texas shall as promptly as practicable (but in no event more than two business days) provide to Simmons (1) a copy of such acquisition proposal, request or inquiry, if in writing, or (2) a written summary of the material terms of such acquisition proposal, request or inquiry, if oral. First Texas has agreed to provide Simmons, as promptly as practicable (but in no event more than two business days), with notice setting forth all such information as is necessary to keep Simmons informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such acquisition proposal, request or inquiry.
Notwithstanding the submission of any acquisition proposal, the First Texas merger agreement will be submitted to the First Texas shareholders for the purpose of voting on the approval of the First Texas merger agreement. Furthermore, First Texas has agreed that it shall adjourn or postpone the First Texas special meeting if, as of the originally scheduled time of such special meeting, there are an insufficient number of shares of First Texas common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the First Texas special meeting or if First Texas has not received proxies or votes representing a sufficient number of shares of First Texas common stock necessary to approve the First Texas merger agreement. Notwithstanding any such adjournment or postponement First Texas is required to hold the First Texas special meeting and submit the First Texas merger agreement to the First Texas shareholders for the purpose of voting on approval of the First Texas merger agreement. In addition to the foregoing, First Texas may not submit to the vote of its shareholders any acquisition proposal other than the First Texas merger unless the First Texas merger agreement is terminated in accordance with its terms.
Certain Definitions
For purposes of the non-solicitation provisions of the OKSB merger agreement and the First Texas merger agreement, the terms “acquisition proposal,” “acquisition transaction” and “superior proposal” are defined as follows:

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an “acquisition proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to OKSB or First Texas, as applicable, or announced publicly to shareholders of OKSB or First Texas, as applicable, and whether binding or non-binding) by any third party for an acquisition transaction;

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an “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the merger agreements) involving (1) any acquisition or purchase, direct or indirect, from OKSB or First Texas, as applicable, by any third party of 20% or more in interest of the total outstanding voting securities of OKSB or First Texas, or any of their respective subsidiaries, or any tender offer or exchange offer that if consummated would result in any third party beneficially owning 20% or more in interest of the total outstanding voting securities of OKSB or First Texas, or any of their respective subsidiaries, or any merger, consolidation, business combination or similar transaction involving OKSB or First Texas, or any of their respective subsidiaries pursuant to which the shareholders of OKSB of First Texas, as applicable, immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction, (2) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the assets of OKSB or First Texas, as applicable, and their respective subsidiaries, taken as a whole, or (3) any liquidation or dissolution of OKSB or First Texas, as applicable; and

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a “superior proposal” means any unsolicited bona fide written acquisition proposal with respect to which the OKSB board of directors or the First Texas board of directors, as applicable, determines in their good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to shareholders of OKSB or First Texas, as applicable, than the respective merger and the other transactions contemplated by the OKSB merger agreement or the First Texas merger agreement, as applicable (as such agreement may be proposed to be amended by Simmons), taking into account all relevant factors (including the acquisition proposal and the respective merger agreement (including any proposed changes to such merger agreement that may be proposed by Simmons in response to such acquisition proposal)); provided, that for purposes of the definition of  “superior proposal,” the references to “20%” and “80%” in the definition of acquisition transaction will be deemed to be references to “100%.”

Special Meetings and Recommendations of the Board of Directors of OKSB and First Texas
Both OKSB and First Texas have agreed to hold a meeting of their respective shareholders for the purpose of voting upon approval of the merger agreements as promptly as reasonably practicable after the registration statement of which this joint proxy statement/prospectus is a part is declared effective by the SEC. Both OKSB and First Texas will use their reasonable best efforts to obtain from their shareholders the requisite shareholder approval of the respective merger agreements, including by recommending that their shareholders approve such merger agreement.
The OKSB board of directors and the First Texas board of directors, as applicable, have agreed to recommend that their respective shareholders vote in favor of approval of their merger agreement and to not withdraw, qualify or modify (or publicly propose to withdraw, qualify or modify) such recommendation in any manner adverse to Simmons, or take any action or make any public statement, filing or release inconsistent with such recommendation (which is referred to as a change in OKSB’s or First Texas’ recommendation, as applicable), unless in connection with a superior proposal described below.
If, at any time prior to the OKSB shareholder meeting or the First Texas shareholder meeting, as applicable, either OKSB or First Texas has received a superior proposal, such board of directors may, in connection with such superior proposal, make a change in their respective recommendation, if the OKSB board of directors or the First Texas board of directors, as applicable, has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law; provided, that the board of directors of OKSB or First Texas, as applicable, may not take such actions unless:

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they have complied in all material respects with their shareholder approval obligations under their respective merger agreements;

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they provided prior written consent to Simmons at least four (five, in the case of OKSB) business days in advance of taking such action, which such notice will advise Simmons that the board of directors of OKSB or First Texas, as applicable, have received a superior proposal and will include a copy of such superior proposal;

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during the notice period described in clause (ii) above, OKSB or First Texas, as applicable, have caused their financial advisors and outside legal counsel to, negotiate with Simmons in good faith (to the extent Simmons desires to so negotiate) to make such adjustments in the terms and conditions of the respective merger agreement so that such superior proposal ceases to constitute (in the judgment of the board of directors of OKSB or First Texas, as applicable) a superior proposal; and

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the board of directors of OKSB or First Texas, as applicable, has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Simmons, if any, that such superior proposal remains a superior proposal.

Support Agreements.
As of the record date, the directors and executive officers of OKSB and First Texas, and their respective affiliates beneficially owned and were entitled to vote approximately [•] shares of OKSB common stock and [•] shares of First Texas common stock, as applicable, representing approximately [•]% of the shares of OKSB common stock outstanding, and [•]% of the shares of First Texas common stock outstanding, as applicable, on that date. The directors of OKSB and the directors and certain executive officers of First Texas, in their capacities as shareholders of OKSB and First Texas, as applicable, have separately entered into OKSB support agreements with Simmons, in the case of the OKSB merger agreement, and First Texas support agreements, in the case of the First Texas merger agreement, the form of which is attached as Exhibit A to the OKSB merger agreement, and Exhibit A to the First Texas merger agreement, as applicable, which are attached as Annexes A and B to this joint proxy statement/prospectus, in which they have agreed to vote all shares of their respective common stock for which they have voting power on the record date in favor of the approval of the applicable merger agreements and the mergers and any other matter that is required to be approved by the shareholders of OKSB or First Texas, as applicable, in order to facilitate the transactions contemplated by the merger agreements.
Conditions to Consummate the Mergers
The respective obligations of Simmons and OKSB, with respect to the OKSB merger agreement, and Simmons and First Texas, with respect to the First Texas merger agreement, to complete the OKSB merger and the First Texas merger, respectively, are subject to the satisfaction or waiver of the following conditions:
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the shareholders of Simmons and OKSB, in the case of the OKSB merger agreement, and Simmons and First Texas, in the case of the First Texas merger agreement, shall have approved the applicable merger agreement and the transactions contemplated thereby;

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the receipt of all regulatory approvals of the applicable merger agreement and the transactions contemplated thereby from the Federal Reserve Board and the TDB, with respect to the First Texas merger, and the expiration of any statutory waiting periods without adverse action being taken;

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the absence of any rule, regulation, law, judgment, injunction or order (whether temporary, preliminary or permanent) by any court or regulatory authority of competent jurisdiction prohibiting, restricting or making illegal consummation of the transactions contemplated by the merger agreements;

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the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part under the Securities Act and the absence of any stop order, action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the registration statement;

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the approval of the listing on the Nasdaq Global Select Market of the Simmons common stock to be issued in the applicable merger;

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receipt by each of Simmons and OKSB, with respect to the OKSB merger, and Simmons and First Texas, with respect to the First Texas merger, of an opinion of Covington & Burling LLP as to certain tax matters;

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the accuracy of the representations and warranties of the other party in the applicable merger agreement as of the date of such merger agreement and as of the effective time of such merger, subject to the materiality standards provided in the applicable merger agreement, and the performance by the other party in all material respects of all agreements and covenants of such party under that merger agreement prior to the effective time of such merger (and the receipt by each party of a certificate from the other party to such effect); and

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with respect to the OKSB merger, neither Simmons nor OKSB has incurred a material adverse effect.

In addition, Simmons’ obligation to consummate the mergers is subject to:
OKSB Merger Agreement:
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as of the last day of the month reflected in OKSB’s financial statements, OKSB Bank having (1) the ratio of non-performing assets to total loans not in excess of 1.75%, (2) the ratio of classified loans to Tier 1 capital plus an allowance for loan and lease losses, or ALLL, ratio not be in excess of 27.5%, (3) non-performing assets not in excess of  $32.5 million, (4) classified assets not in excess of 120% of the aggregate balance of classified assets as set forth in OKSB’s financial statements as of and for the quarter ended September 30, 2016 and (5) delinquent loans not in excess of 2.5% of total loans. As of June 30, 2017, OKSB Bank’s (a) ratio of non-performing assets to total loans was 1.17%, (b) ratio of classified loans to Tier 1 capital plus ALLL was 15.20%, (c) non-performing assets was $23.1 million, and (d) delinquent loans was 1.27% of total loans. Simmons and OKSB expect that OKSB Bank will satisfy these asset quality metrics prior to closing, although there can be no assurance that such conditions will be satisfied;

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as reflected in OKSB’s closing financial statements of OKSB Bank (1) being “well capitalized” as defined under applicable law, (2) having a Tier 1 leverage ratio of not less than 11.75%, (3) having a Tier 1 risked-based capital ratio of not less than 12.5%, (4) having a total risked-based capital ratio of not less than 14.0%, (5) having tangible shareholders’ equity to tangible assets ratio of not less than 11.75%, and (6) having not have received any notification from the OSBD or FDIC, to the effect that the capital of OKSB Bank is insufficient to permit OKSB Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition. As of June 30, 2017, OKSB Bank:

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was “well capitalized” as defined under applicable law;

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had a Tier 1 leverage ratio of 12.44%;

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had a Tier 1 risked-based capital ratio of 13.66%;

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had a total risked-based capital ratio of 14.91%;

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had tangible shareholders’ equity to tangible assets ratio of 12.44%; and

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had not have received any notification from the OSBD or FDIC to the effect that the capital of OKSB Bank is insufficient to permit OKSB Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition.

Simmons and OKSB, respectively, expect that OKSB Bank will satisfy these regulatory capital metrics prior to closing, although there can be no assurance that such conditions will be satisfied;
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OKSB having delivered evidence that certain contracts and employment contracts with its officers have been terminated;

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Simmons having reached an employment arrangement with Mark W. Funke satisfactory to Simmons in its sole discretion;

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delivery of a FIRPTA certificate by OKSB to Simmons; and

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holders of not more than five percent of the outstanding shares of OKSB common stock having demanded, properly and in writing, appraisal for such shares under Section 1091 of the Oklahoma General Corporation Act.

First Texas Merger Agreement
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as of the last day of the month reflected in First Texas’ financial statements, First Texas Bank having (1) the ratio of non-performing assets to total loans not in excess of 0.60%, (2) the ratio of classified assets to Tier 1 capital plus ALLL ratio not be in excess of 8.00%, and (3) delinquent loans to total loans not exceeding 0.60%. As of June 30, 2017, First Texas Bank’s (a) ratio of non-performing assets to total loans was 0.01%, (b) ratio of classified loans to Tier 1 capital plus ALLL was 0.86%, (c) non-performing assets were $141,000, and (d) delinquent loans were 0.06% of total loans. Simmons and First Texas expect that First Texas Bank will satisfy these asset quality metrics prior to closing, although there can be no assurance that such conditions will be satisfied;

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as reflected in First Texas’ closing financial statements (1) being “well capitalized” as defined under applicable law, (2) having a Tier 1 leverage ratio of not less than 9.6468%, (3) having a Tier 1 risked-based capital ratio of not less than 9.6559%, (4) having a total risked-based capital ratio of not less than 11.7110%, (5) having tangible shareholders’ equity to tangible assets ratio of not less than 8.7936% with, and (6) having not have received any notification from the TBD or FDIC to the effect that the capital of First Texas Bank is insufficient to permit First Texas Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition. As of June 30, 2017, First Texas Bank:

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was “well capitalized” as defined under applicable law;

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had a Tier 1 leverage ratio of 12.72%;

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had a Tier 1 risked-based capital ratio of 11.50%;

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had a total risked-based capital ratio of 12.32%;

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had tangible shareholders’ equity to tangible assets ratio of 11.76%; and

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had not have received any notification from the TDB or FDIC to the effect that the capital of First Texas Bank is insufficient to permit First Texas Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a burdensome condition.

Simmons and First Texas expect that First Texas Bank will satisfy these regulatory capital metrics prior to closing, although there can be no assurance that such conditions will be satisfied;
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First Texas having delivered evidence that certain contracts and employment contracts with its officers have been terminated;

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delivery of a FIRPTA certificate by First Texas to Simmons; and

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holders of not more than five percent of the outstanding shares of First Texas common stock having demanded, properly and in writing, appraisal for such shares under Section 10 of the Texas Business Organizations Code.

We cannot provide assurance as to when or if all of the conditions to the applicable merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreements
The merger agreements can be terminated at any time prior to the effective time of the applicable merger by mutual consent, or by either party in the following circumstances:
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any regulatory authority denies a requisite regulatory approval, or a regulatory authority has issued a final and nonappealable rule, regulation, law, judgment, injunction or order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the applicable merger agreement, so long as the party seeking to terminate such merger agreement has used its reasonable best efforts to contest, appeal and change or remove such denial, law or order;

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the shareholders of OKSB or First Texas, as applicable, fail to approve the OKSB merger proposal and the First Texas merger proposal, respectively, at the OKSB special meeting or First Texas special meeting, as applicable;

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the shareholders of Simmons fail to vote their approval of the matters relating to the merger agreements and the transactions contemplated thereby at Simmons’ shareholder meeting where such matters were presented to such shareholders for approval and voted upon;

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the board of directors of the other party fails to recommend the applicable merger agreement to their shareholders or fails to call, give notice of convene or hold their applicable special meeting;

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the mergers have not been completed by December 31, 2017, which we refer to as the outside date, if the failure to consummate the transactions contemplated by the merger agreements by that date is not caused by the terminating party’s breach of such merger agreement; or

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by the board of directors of OKSB or First Texas at any time during the five business day period following the 10th trading day immediately preceding the effective date, if the average closing price of Simmons common stock is less than $39.66, in the case of the OKSB merger agreement, or $39.98, in the case of the First Texas merger agreement, and the Simmons common stock has underperformed the KBWR, in the case of the OKSB merger agreement, or the Nasdaq Bank Index, in the case of the First Texas merger agreement, by more than 20%, which termination right we refer to as the stock decline termination right. If OKSB or First Texas elect to exercise their stock decline termination right under the applicable merger agreement, it will give prompt written notice to Simmons, and Simmons will have the right within five business days of the receipt of the notice of termination to maintain the exchange ratio and elect to increase the cash consideration by an amount so that, as a result of such adjustment, the OKSB merger consideration or the First Texas merger consideration, as applicable, would be no less than the merger consideration would have been had the average closing price of Simmons common stock had been $39.66, in the case of the OKSB merger, and $39.98, in the case of the First Texas merger.

In addition, Simmons may terminate either or the merger agreements if:
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any of the conditions precedent to the obligations of such party to consummate the applicable merger cannot be satisfied or fulfilled by the other party prior to the outside date, if the failure of such condition to be satisfied or fulfilled is not a result of such party’s failure to perform, in any material respect, any of its material covenants or agreements in the applicable merger agreement or such party’s material breach of any of its material representations or warranties contained in the applicable merger agreement;

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the board of directors of OKSB or First Texas, as applicable, breaches its non-solicitation obligations and obligations with respect to other acquisition proposals in any respect;

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the board of directors of OKSB or First Texas, as applicable, breaches its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of the applicable merger agreement by their respective shareholders;

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if the Federal Reserve’s approval of the applicable merger contains or would result in the imposition of a burdensome condition and there is no meaningful possibility that such approval could be revised prior to the outside date so as not to contain or result in a burdensome condition; or

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if the Federal Reserve Board shall have requested in writing that Simmons, OKSB or any of their respective affiliates, in the case of the OKSB merger agreement, or Simmons, First Texas or any of their respective affiliates, in the case of the First Texas merger agreement, withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to any required regulatory approval.

Effect of Termination
If the OKSB merger agreement or First Texas merger agreement is terminated, it will become void, except that (1) designated provisions of each merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information and (2) both Simmons and OKSB, or Simmons and First Texas, as applicable, will remain liable for any liability resulting from fraud or intentional breaches by such party of the applicable merger agreement occurring prior to such termination or abandonment.
Termination Fee
If the OKSB merger agreement or the First Texas merger agreement is terminated due to the determination of the board of directors of OKSB or First Texas, respectively, that termination is necessary in order to satisfy applicable fiduciary duties, then OKSB will pay Simmons a termination fee of  $20 million, or First Texas will pay Simmons a termination fee of  $18 million, in advance of or concurrently with such termination.
Expenses and Fees
All costs and expenses incurred in connection with each merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except as otherwise set forth in the applicable merger agreement.
Amendment, Waiver and Extension of the Merger Agreements
To the extent permitted by law, the merger agreements may be amended by a subsequent writing signed by each of the parties upon the approval of each of the parties, whether before or after OKSB or First Texas shareholders have approved the applicable merger agreement; however, after obtaining the shareholder approval of OKSB or First Texas, no amendment that requires further approval by such shareholders shall be made.
At any time prior to the effective time of the applicable merger, each of OKSB and Simmons, in the case of the OKSB merger agreement, and First Texas and Simmons, in the case of the First Texas merger agreement, acting through its respective board of directors, chief executive officer or other authorized officer, may waive any default in the performance of any term of the applicable merger agreement by the other party, waive or extend the time for the performance of any of the obligations of the other party, or waive any or all conditions precedent to the other party’s obligations under the applicable merger agreement, except any condition which, if not satisfied, would result in a violation of law.

SIMMONS INCREASE IN NUMBER OF DIRECTORS
On May 24, 2017, the Simmons board of directors approved an increase in the size of the Simmons board of directors from 13 to 14 members. In connection with the mergers, Simmons is asking its shareholders to approve the further increase in the size of Simmons board of directors from 14 to 16 members so that it may appoint Russell W. Teubner and Tom Purvis, currently directors of OKSB and First Texas, respectively, as directors of Simmons. Pursuant to the Simmons articles of incorporation and bylaws, Simmons’ shareholders must approve an increase in the number of directors if such increase is more than two of the number of directors last approved by shareholders. Simmons is seeking shareholder approval to increase the size of the board to 16 members because at Simmons 2017 annual meeting of shareholders, Simmons’ shareholders ratified a proposal to set the size of the board at 13 directors.
The adoption of this Simmons director proposal is contingent on the approval by Simmons, OKSB and First Texas shareholders of the OKSB merger and the First Texas merger. If the Simmons director proposal is approved, the Simmons board of directors will appoint the persons listed below to serve for a term expiring at the Simmons 2018 annual meeting of shareholders or such other date upon which a successor is duly elected or qualified.
Name, City, State	Age	Principal Occupation
Russell W. Teubner Stillwater, Oklahoma	60	CEO, Hostbridge Technology, LLC
Tom Purvis Fort Worth, Texas	59	Real Estate Developer
Russell W. Teubner
Mr. Teubner, age 60, has been Chairman of the Board since January 1, 2013. He is the founder and CEO of HostBridge Technology, LLC, a computer software company. The Stillwater Chamber of Commerce honored him as Citizen of the Year in 1992, Small Business Person of the Year in 1991 – 92, and Small Business Exporter of the Year in 1992 – 93. In 1993, he received the Outstanding Young Oklahoman award given annually by the Oklahoma Jaycees. In 1997, Oklahoma State University (OSU) named Mr. Teubner as a recipient of its Distinguished Alumni award. During 1996 and 1997 he served on the Citizen’s Commission on the Future of Oklahoma Higher Education. In 1998, he was inducted into the OSU College of Business Hall of Fame. Currently, he serves on the board of the OSU Research Foundation and its commercialization subsidiary, Cowboy Technology. Mr. Teubner is a past director of the Oklahoma City branch of the Federal Reserve Bank of Kansas City.
Tom Purvis
Mr. Purvis has been a director of First Texas and First Texas Bank since May 2010. He is President of Continental Real Estate, Inc., a 21-year-old commercial real estate company focusing on build-to-suit developments and consulting. He serves on the board of directors of the Fort Worth Zoo, as past chairman of the board of directors of Streams & Valley Board, and as a member of the Fort Worth Tax Increment Financial District #9. He previously served as a Fort Worth Country Day School Trustee. He attended the business school at the University of Texas and graduated from Texas Christian University with a BBA. He currently serves on the Asset/Liability Committee and the Directors’ Loan Committee for First Texas Bank.
THE SIMMONS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SIMMONS SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THE SIMMONS DIRECTOR PROPOSAL.

ACCOUNTING TREATMENT
In accordance with current accounting guidance, the mergers will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations.” The result of this is that (1) the recorded assets and liabilities of Simmons will be carried forward at their recorded amounts, (2) Simmons historical operating results will be unchanged for the prior periods being reported on, and (3) the assets and liabilities of OKSB and First Texas will be adjusted to fair value at the date Simmons assumes control of the combined entities, or the merger date. In addition, all identifiable intangibles will be recorded at fair value and included as part of the net assets acquired. The amount by which the purchase price, consisting of the value of cash and shares of Simmons stock to be issued to former OKSB and First Texas shareholders and cash and shares of Simmons stock to be issued to former holders of OKSB and First Texas equity awards, exceeds the fair value of the net assets including identifiable intangibles of OKSB and First Texas at the merger date will be reported as goodwill. In accordance with current accounting guidance, goodwill is not amortized and will be evaluated for impairment at least annually. Identified intangibles will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of OKSB and First Texas being included in the operating results of Simmons from the merger date going forward.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following general discussion constitutes the opinion of Covington & Burling LLP, subject to the assumptions and qualifications set forth below and in the tax opinions, which have been filed as Exhibits 8.1 and 8.2 to this registration statement to which this joint proxy statement/prospectus is a part, as to certain material U.S. federal income tax consequences of the mergers to “U.S. holders” (as defined below) of OKSB common stock and First Texas common stock that exchange their shares of OKSB common stock and First Texas common stock for the OKSB merger consideration and First Texas merger consideration in the mergers. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
The following discussion applies only to U.S. holders of shares of OKSB common stock or First Texas common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, holders whose functional currency is not the U.S. dollar, holders who hold shares of OKSB common stock or First Texas common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of OKSB common stock or First Texas common stock).
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of OKSB common stock or First Texas common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a trust if  (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
Determining the actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the specific tax consequences of the mergers in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.
Tax Consequences of the Mergers Generally
It is a condition to the obligations of each of Simmons, OKSB and First Texas that they receive an opinion from Covington & Burling LLP, in form reasonably satisfactory to Simmons, to the effect that each of the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Simmons, OKSB nor First Texas currently intends to waive this opinion condition to its obligation to consummate the mergers. If either Simmons, OKSB or First Texas waives this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the OKSB merger to OKSB shareholders or the First Texas merger to First Texas shareholders have materially changed, Simmons and OKSB or First Texas, as applicable, will recirculate appropriate soliciting materials to resolicit the votes of OKSB shareholders or First Texas shareholders, as applicable. The opinions will be based on representation letters provided by Simmons, OKSB and First Texas and on customary factual assumptions. The opinion described above will not be binding on the Internal Revenue Service, which we refer to as the

IRS, or any court. Simmons, OKSB and First Texas have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the mergers could be adversely affected.
Subject to the conditions and limitations of the preceding section, it is the opinion of Covington & Burling LLP that each of the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, when a holder of either OKSB common stock or First Texas common stock receives a combination of OKSB stock consideration and OKSB cash consideration (other than cash received instead of fractional shares of Simmons common stock) in the OKSB merger or First Texas stock consideration and First Texas cash consideration (other than cash received instead of fractional shares of Simmons common stock) in the First Texas merger, (1) you will not recognize any loss upon surrendering either your OKSB common stock or First Texas common stock, and (2) you will recognize gain upon surrendering either your OKSB common stock or First Texas common stock equal to the lesser of  (a) the excess, if any, of  (i) the sum of the amount of cash that you receive plus the fair market value (determined as of the effective time of the applicable merger) of the Simmons common stock that you receive over (ii) your aggregate adjusted tax basis in the shares of OKSB common stock or First Texas common stock that you surrender, and (b) the amount of OKSB cash consideration or First Texas cash consideration, as applicable, that you receive.
Any gain described in the paragraph above will be capital gain unless your receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as a dividend to the extent of your ratable share of OKSB’s or First Texas’ accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your OKSB common stock or First Texas common stock solely in exchange for Simmons common stock and then Simmons immediately redeemed a portion of that stock for the cash that you actually received in the applicable merger, which is referred to herein as the deemed redemption. Receipt of cash will generally not have the effect of a dividend to you if such receipt is “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Simmons following the respective mergers. The determination generally requires a comparison of the percentage of the outstanding stock of Simmons that you are considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Simmons that you own immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if your holding period for your OKSB common stock or First Texas common stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in the gain recognized being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to you at the long-term capital gains rate, provided you held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the effective time of the applicable merger. The determination as to whether you will recognize a capital gain or dividend income as a result of your exchange of OKSB common stock or First Texas common stock for a combination of Simmons common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, we urge you to consult your own tax advisor with respect to any such determination that is applicable to your individual situation.
The aggregate tax basis of the Simmons common stock that you receive in the mergers, including any fractional shares deemed received and redeemed for cash as described below, will equal your aggregate adjusted tax basis in the shares of OKSB common stock or First Texas common stock that you surrender in the mergers, decreased by the amount of any cash consideration (other than cash received instead of fractional shares of Simmons common stock) received and increased by the amount of any gain recognized. Your holding period for the shares of Simmons common stock that you receive in the mergers (including any fractional share deemed received and redeemed for cash as described below) will include your holding period for the shares of OKSB common stock or First Texas common stock that you surrender in the mergers. If you acquired different blocks of OKSB common stock or First Texas common stock at different times or at different prices, gain or loss must be calculated separately for each identifiable block of shares of OKSB common stock or First Texas common stock surrendered in the mergers, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and shares of Simmons common stock should be allocated among different blocks of their OKSB common stock or First Texas common stock surrendered in the mergers. The basis and holding period of each block of Simmons common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of OKSB common stock or First Texas common stock exchanged for such block of Simmons common stock.
Cash Instead of Fractional Shares
If you receive cash instead of a fractional share of Simmons common stock, you will be treated as having received such fractional share of Simmons common stock pursuant to the mergers and then as having received cash in exchange for such fractional share of Simmons common stock. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in your fractional share of Simmons common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective time of the respective merger, the holding period for such fractional share (including the holding period of shares of OKSB common stock or First Texas common stock surrendered therefor) exceeds one year.
Net Investment Income Tax
A holder that is an individual is subject to a 3.8% tax on the lesser of: (1) his or her “net investment income” for the relevant taxable year; or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the mergers (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders should consult their tax advisors as to the application of this additional tax to their circumstances.
Information Reporting and Backup Withholding
If you are a non-corporate holder of OKSB common stock or First Texas common stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:
•
furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or

•
provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.
Certain Reporting Requirements
If a U.S. holder that receives Simmons common stock in the mergers is considered a “significant holder,” such U.S. holder will be required (a) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the mergers, including such U.S. holder’s tax basis in, and the fair market value of, the OKSB common stock or First Texas common stock surrendered by such U.S. holder, and (b) to retain permanent records of these facts relating to the mergers. A “significant holder” is any OKSB shareholder or First Texas shareholder that, immediately before the respective merger, (y) owned at least 5% (by vote or value) of the outstanding stock of OKSB or First Texas, as applicable, or (z) owned OKSB securities or First Texas securities with a tax basis of  $1.0 million or more.
This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not tax advice. Holders of OKSB common stock and First Texas common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF CAPITAL STOCK OF SIMMONS
As a result of the mergers, OKSB and First Texas shareholders who receive shares of Simmons common stock in the mergers will become shareholders of Simmons. Your rights as a shareholder of Simmons will be governed by Arkansas law and the articles of incorporation and the bylaws of Simmons. The following briefly summarizes the material terms of Simmons common and preferred stock. We urge you to read the applicable provisions of the ABCA, and Simmons’ articles of incorporation and bylaws. Copies of Simmons’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”
Authorized Capital Stock
Simmons’ authorized capital stock consists of 120,000,000 shares of Class A common stock, $0.01 par value per share and 40,040,000 shares of preferred stock, $0.01 par value per share. As of the record date, there were [•] shares of Simmons common stock outstanding and no shares of Simmons preferred stock outstanding.
Common Stock
Listing
Simmons common stock is listed on the Nasdaq Global Select Market and traded under the symbol “SFNC.” Following the mergers, shares of Simmons common stock will continue to be traded on the Nasdaq Global Select Market.
Dividend Rights
The ABCA allows an Arkansas business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (1) the corporation would be able to pay its debts as they become due in the usual course of business; and (2) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The board of directors may base this determination that a distribution is not prohibited under the ABCA either on financial statements prepared on the basis of accounting practices that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.
Additionally, payment of dividends is subject to determination and declaration by the Simmons board of directors and depends on a number of factors, including capital requirements, legal and regulatory limitations on the payment of dividends, the results of operations and financial condition, tax considerations and general economic conditions. The holders of Simmons common stock will be entitled to receive and share equally in these dividends as they may be declared by the Simmons board of directors out of funds legally available for such purpose.
Voting Rights
Each share of Simmons common stock is entitled to one vote on matters submitted to a vote of shareholders. A majority of the votes entitled to be cast forms a quorum, and an affirmative vote of the votes cast on a matter is sufficient to take action upon routine matters.
In the event of a merger or consolidation of Simmons, a sale of all or substantially all of Simmons’ assets, liquidation or dissolution, or reclassification of Simmons’ securities, an affirmative vote of the holders of at least 80% of the outstanding voting shares is required, unless such transaction is approved by 80% of the directors who were in office prior to the proponent of the acquisition acquiring 10% or more of Simmons common stock, or the disinterested directors. Such affirmative vote of the shareholders or disinterested directors is required, notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement or otherwise.

Directors are elected by a plurality of votes cast, and there are no cumulative voting rights for the election of directors.
In general, amendments to Simmons’ articles of incorporation must be approved by 80% of the shares entitled to vote on such amendment, repeal, or modification, unless such amendment, repeal or modification shall have been approved by an affirmative vote of 80% of the disinterested directors of Simmons.
Preemptive and Other Rights
Holders of Simmons common stock have no preemptive rights and have no other rights to subscribe for additional securities of Simmons under the ABCA. Preemptive rights are the priority right to buy additional shares if Simmons issues more shares in the future. Therefore, if additional shares are issued by Simmons without the opportunity for existing shareholders to purchase more shares, a shareholder’s ownership interest may be subject to dilution.
For more information regarding the rights of holders of Simmons common stock, see “Comparison of Shareholders’ Rights of Simmons and OKSB” and “Comparison of Shareholders’ Rights of Simmons and First Texas.”
Preferred Stock
Simmons’ articles of incorporation, as amended, permits Simmons to issue one or more series of preferred stock and authorizes the Simmons board of directors to designate the preferences, limitations and relative rights of any such series of preferred stock, in each case, without any further action by Simmons shareholders. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of the Simmons board of directors. While the terms of preferred stock may vary from series to series, holders of Simmons common stock should assume that all shares of preferred stock will be senior to Simmons common stock in respect of distributions and on liquidation.
Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of Simmons common stock, the issuance of one or more series of preferred stock may affect the holders of Simmons common stock in a number of respects, including the following: by subordinating Simmons common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of Simmons common stock; by diluting the EPS of Simmons common stock; and by issuing Simmons common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of Simmons common stock that is outstanding prior to such issuance.

COMPARISON OF SHAREHOLDERS’ RIGHTS OF SIMMONS AND OKSB
If the OKSB merger is completed, holders of OKSB common stock will receive shares of Simmons common stock in exchange for their shares of OKSB common stock. Simmons is organized under the laws of the State of Arkansas and OKSB is organized under the laws of the State of Oklahoma. The following is a summary of the material differences between (1) the current rights of OKSB shareholders under the OGCA and OKSB’s charter and bylaws and (2) the current rights of Simmons shareholders under the ABCA and Simmons’ articles of incorporation and bylaws.
Simmons and OKSB believe that this summary describes the material differences between the rights of holders of Simmons common stock as of the date of this joint proxy statement/prospectus and the rights of holders of OKSB common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Simmons’ governing documents and OKSB’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”
SIMMONS	OKSB
DESCRIPTION OF CAPITAL STOCK
Simmons’ articles of incorporation authorize it to issue 120,000,000 shares of Class A common stock, par value $0.01 per share, and 40,040,000 shares of Simmons Series A preferred stock, par value $0.01 per share.	The certificate of incorporation of OKSB authorizes the issuance of up to 40,000,000 shares of common stock, par value $1.00 per share, up to 1,000,000 shares of serial preferred stock, par value $1.00 per share, and up to 1,000,000 shares of Class B serial preferred stock, par value $1.00 per share.
VOTING RIGHTS
Each share of Simmons common stock carries one vote and has unrestricted voting rights.	Each share of OKSB common stock carries one vote and has unrestricted voting rights.
NUMBER OF OUTSTANDING SHARES BEFORE THE OKSB MERGER
As of the record date for the Simmons special meeting, there were approximately [•] shares of Simmons common stock and no shares of Simmons preferred stock outstanding.	As of the record date for the OKSB special meeting, there were approximately [•] shares of OKSB common stock and no shares of OKSB preferred stock outstanding.
NUMBER OF OUTSTANDING SHARES AFTER THE OKSB MERGER
Immediately after the OKSB merger, Simmons will have [•] shares of Simmons common stock outstanding and [•] shares of Simmons common stock outstanding if both the OKSB merger and First Texas merger are completed.	Immediately after the OKSB merger, OKSB will have no shares of any class of stock issued or outstanding.
ESTIMATED VOTING PERCENTAGE OF SIMMONS AND OKSB SHAREHOLDERS WITH RESPECT TO SIMMONS COMMON STOCK AFTER THE OKSB MERGER
Upon conclusion of the OKSB merger, it is expected that existing Simmons shareholders will own approximately [•]% of Simmons common stock if the First Texas merger is not consummated, or approximately [•]% of Simmons common stock if the First Texas merger is consummated.	Upon conclusion of the OKSB merger, it is expected that existing OKSB shareholders will own approximately [•]% of Simmons common stock if the First Texas merger is not consummated, or approximately [•]% of Simmons common stock if the First Texas merger is consummated.
RIGHT TO RECEIVE DIVIDENDS
Simmons shareholders are entitled to receive dividends as and when declared by the Simmons board of directors. No dividends can be declared on Simmons common stock unless a like dividend is	OKSB shareholders are entitled to receive dividends as and when declared by the OKSB board of directors.

SIMMONS	OKSB

declared and paid on outstanding shares of Simmons preferred stock.
Under Section 4-27-640 of the ABCA, the board of directors may issue dividends to its shareholders subject to the restrictions in its articles of incorporation; provided that no distribution shall be made, if after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus (unless otherwise permitted in the articles of incorporation) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Under Section 1049 of the OGCA, the board of directors may declare and pay dividends to OKSB’s shareholders subject to any restrictions contained in OKSB’s certificate of incorporation (1) out of the corporation’s surplus, or (2) if there is no surplus, out of the corporation’s net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined under Section 1035 of the OGCA as the excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital. “Net assets” are defined as the amount by which total assets exceed total liabilities. Absent a resolution of the board of directors to the contrary, “capital” is defined as the aggregate par value of shares having a par value plus the amount of the consideration received for shares without par value.

RIGHTS OF HOLDERS OF STOCK SUBJECT TO FUTURE ISSUANCES OF CAPITAL STOCK
The rights of holders of Simmons common stock may be affected by the future issuance of Simmons common or preferred stock.	The rights of holders of OKSB common stock may be affected by the future issuance of Simmons common or preferred stock.
PRE-EMPTIVE RIGHTS
Simmons common stock does not grant its holders a pre-emptive right to purchase, subscribe for or take any part of any stock issued, optioned, or sold by Simmons.	Under Oklahoma law, shareholders do not have preemptive rights unless such rights are granted to them in the certificate of incorporation. The certificate of incorporation of OKSB does not provide for preemptive rights for any class of OKSB stock.
SPECIAL MEETING OF SHAREHOLDERS

Special meetings of shareholders may be called by the chairman of the board of directors, president, chief executive officer or by the majority of the board of directors, and may be called by the chairman of the board of directors or president at the request of the holders of not less than one-tenth (10%) of all the outstanding shares of Simmons entitled to vote at a meeting.
Under Section 4-27-702 of the ABCA, a corporation shall hold a special meeting of shareholders if called by the board of directors, the person authorized to do so by the articles or bylaws, or the holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

OKSB’s certificate of incorporation provides that special meetings of the shareholders may be called by the board of directors or by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authorities, as provided in a resolution of the board of directors or in the bylaws of OKSB, include the power and authority to call special meetings.
Under Section 1056 of the OGCA, special meetings of the shareholders of a corporation may be called by the board of directors or by the persons authorized by the certificate of incorporation or bylaws.

QUORUM
Under Simmons’ bylaws, a majority of the votes entitled to be cast, represented in person or by proxy, constitutes a quorum at a meeting of the shareholders.	Under OKSB’s bylaws, a majority of the outstanding shares of OKSB entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of the shareholders.

SIMMONS	OKSB
NOTICE OF SHAREHOLDER MEETINGS
Simmons’ bylaws provide that written or printed notice stating the place, day and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than 10 nor more than 60 days before the date of the meeting, unless one of the purposes of the meeting is to increase the authorized capital stock or bond indebtedness of Simmons, in which case the notice must be delivered not less than 60 nor more than 75 days prior to the date of meeting, either personally or by mail, at the direction of the chairman of the board of directors, the president, the chief executive officer or the secretary or the officer or persons calling the meeting of each shareholder of record entitled to vote at such meeting. If mailed, such notice is deemed to be delivered when deposited in the United States mail, addressed to the shareholder at the address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.	OKSB’s bylaws provide that written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be mailed by the secretary or the officer performing his duties, not less than ten days nor more than 60 days before the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on OKSB’s records as of the record date. An OKSB shareholder’s written waiver of notice of a meeting before or after a meeting, or the shareholder’s presence at a meeting, shall relieve OKSB of the requirement to give such notice, except where the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened. When any shareholders’ meeting, either annual or special, is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not be necessary to give any notice of the time and place of any meeting adjourned for less than 30 days or of the business to be transacted at such adjourned meeting, other than an announcement at the meeting at which such adjournment is taken.
ELECTION, SIZE, AND CLASSIFICATION OF BOARD OF DIRECTORS

Simmons’ articles of incorporation provide that the board of directors shall consist of not less than five nor more than 25 directors, the exact number to be determined by the vote of the majority of directors or by resolution of the shareholders.
The board of directors has the power, in between annual shareholders’ meetings, to increase the number of directors by two more than the number of directors last elected by shareholders, where such number was 15 or less, and by four more than the number of directors last elected by the shareholders, where such number 16 or more, but in no event may the number of directors exceed 25 without any further action of the shareholders in accordance with Simmons’ bylaws.
Directors are elected at an annual shareholders’ meeting, or if the annual meeting is not held, at a special meeting called for the purpose of the election of directors. Each director holds office until the next annual meeting of the shareholders. Directors are elected by a majority of the votes cast by the shareholders present in person or represented by

OKSB’s certificate of incorporation provides that the number of directors on the OKSB board of directors shall consist of not less than three nor more than 21 directors, the exact number to be provided in or in accordance with OKSB’s bylaws. OKSB’s bylaws provide that the number of directors shall be determined by resolution of the board of directors. The number of directors may not be decreased or increased unless two-thirds of the directors then in office concur in such action.
OKSB’s directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present.
Under the terms of OKSB’s certificate of incorporation, shareholders are permitted to vote their shares on a cumulative basis in the election of directors. OKSB’s directors are elected at each annual meeting of shareholders for a term of one year.
Presently, OKSB’s board of directors consists of 12 members.

SIMMONS	OKSB

proxy and entitled to vote thereon in an uncontested election. If an election is contested, directors are elected by a plurality of the votes cast by the shareholders present in person or represented by proxy and entitled to vote thereon. Simmons shareholders are not entitled to cumulative voting in the election of directors.
Presently, Simmons’ board of directors consists of 14 members.

VACANCIES ON THE BOARD OF DIRECTORS

Any vacancy on the board of directors, including an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors or, if the directors remaining in office constitute fewer than a quorum of the board of directors, by the affirmative vote of a majority of all of the directors remaining in office.
Section 4-27-810 of the ABCA provides that the shareholders or board of directors may fill a vacancy on the board of directors, unless otherwise provided by the articles of incorporation.
OKSB’s certificate of incorporation provides that any vacancy occurring on OKSB’s board of directors will be filled by a vote of two-thirds of the directors then in office, whether or not a quorum. OKSB’s bylaws provide that any vacancy created by reason of an increase in the number of directors may be filled by a vote of two-thirds of the directors then in office or by election at an annual meeting or at a special meeting of the shareholders held for that purpose. Any director so chosen shall hold office for a term expiring at the next annual meeting of shareholders and when the director’s successor is elected and qualified.
REMOVAL OF DIRECTORS

Neither Simmons’ articles of incorporation nor bylaws address the removal of directors.
Section 4-27-808 of the ABCA provides that if cumulative voting is not authorized one or more directors may be removed, with or without cause, only if the number of votes cast to remove the director exceeds the number of votes cast not to remove such director; provided, that, if cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect such director under cumulative voting is voted against his or her removal. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him or her. A director also may be removed by the shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that one of the purposes of the meeting is removal of the director.

Any director or the entire board of directors of OKSB may be removed at any time but only for cause and only by the affirmative vote by the holders of at least 80% of the outstanding shares then entitled to vote at an election of directors.
Section 1027 of the OGCA provides that shareholders may remove directors with or without cause except, in the case of a corporation with cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against the director’s removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE
Simmons’ articles of incorporation and bylaws provide that any director or officer who is made party to an action by reason of the fact that he or she was a director or officer of Simmons shall be indemnified and held harmless to the fullest extent legally permissible under the ABCA for expenses	OKSB’s certificate of incorporation provides that the OKSB shall indemnify any individual who is or was a director, officer, employee or agent of OKSB, and any individual who serves or served at OKSB’s request as a director, officer, employee, agent, partner or trustee of another enterprise, in any

SIMMONS	OKSB

reasonably incurred in connection with the action.
Expenses incurred by a director or officer of Simmons in defending a civil or criminal action, suit or proceeding by reason of the fact that person is, or was, a director or officer of Simmons, must be paid by Simmons in advance of the final disposition of such action suit or proceeding upon authorization by the board of directors by a majority vote of a quorum consisting of directors who are not parties to the action, suit or proceeding and if such a quorum is unobtainable, if a quorum of disinterested directors so directs, then by independent legal counsel in a written opinion or by the shareholders.
Under Simmons’ articles of incorporation and bylaws, the board of directors may cause Simmons to purchase and maintain insurance on behalf of any director or officer of Simmons against any liability, whether or not Simmons would have the power to indemnify such person.
Section 4-27-850 of the ABCA provides that a corporation may indemnify any person who was made a party to a proceeding for the reason he or she is a director, officer or employee of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the proceeding, if he or she acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The corporation must indemnify a director, officer, or employee who has been successful on the merits at a proceeding that he or she was a party because he or she is a director, officer, or employee of the corporation. No indemnification may be made if the person shall have been adjudged liable to the corporation unless otherwise specified by the court.

threatened, pending or completed proceeding in which the individual is made a party as a result of his or her service in such capacity, if the individual (i) is successful on the merits or otherwise, (ii) acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of OKSB and, with respect to any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful, unless such indemnification would be prohibited by law. An individual will not be indemnified in connection with a proceeding by or in the right of OKSB in which the individual was adjudged liable to OKSB, unless (and only to the extent that) the court in which the proceeding was brought determines that, despite the adjudication but in view of all of the circumstances, the individual is fairly and reasonably entitled to indemnification.
OKSB shall pay in advance any expense (including attorneys’ fees) which may become subject to indemnification if the board of directors authorizes the specific payment and the person receiving the payment undertakes in writing to repay the advanced amounts if it is ultimately determined that he is not entitled to indemnification by OKSB pursuant to OKSB’s certificate of incorporation.
These indemnification rights are not exclusive of any other rights to which the person seeking indemnification is entitled.
Section 1031 of the OGCA provides that a corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceeding (other than a derivative proceeding) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually paid and reasonably incurred in connection with the proceeding if the person acted in good faith and in a manner reasonably believed to be in tor not opposed to the best interests of the corporation and, with respect to a criminal proceeding, had no reason to believe the conduct was unlawful. The corporation must indemnify a present or former director or officer against expenses (including reasonable attorneys’ fees) who has been successful on the merits or otherwise in defense of any such proceeding or

SIMMONS	OKSB

claim, matter or issue therein. Indemnification, unless ordered by a court, may only be made if a determination is made that indemnification is proper by: (i) a majority vote of the directors who are not party to the proceeding, even though less than a quorum; (ii) by a committee of directors designated by a majority vote of directors, even if less than a quorum; (iii) if there are no such directors, or if such directors direct, by independent legal counsel in a written opinion; or (iv) by the shareholders.
OKSB’s certificate of incorporation provides that OKSB may purchase and maintain insurance on behalf of the directors, officers, employees and agents of OKSB or any individual who serves or served at OKSB’s request as a director, officer, employee, agent, partner or trustee of another enterprise against any liability incurred by him or her in any such position, whether or not OKSB would have the power to indemnify such person against such liability under the provisions of OKSB’s certificate of incorporation.

PERSONAL LIABILITY OF DIRECTORS

Simmons’ articles of incorporation provides, to the fullest extent permitted by the ABCA, a director shall not be liable to Simmons or its shareholders for monetary damages for a breach of fiduciary duty as a director.
Section 4-27-830 provides that if a director complies with the standard of conduct under the ABCA, the director may not be liable for any action taken as a director, or failure to take such action.
OKSB’s certificate of incorporation provides that no director of OKSB will be personally liable to OKSB or its shareholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director’s duty of loyalty to OKSB or its shareholders, (ii) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 1053 of the OGCA, or (iv) for any transaction from which the director derived an improper personal benefit.
DISSENTERS’ RIGHTS

Under Section 4-27-1302 of the ABCA, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of certain extraordinary corporate actions such as a plan of conversion, merger, share exchange, sale of substantially all of the assets, or certain amendments to the articles.
Sections 4-27-1320 through 4-27-1331 of the ABCA provide the process of obtaining payment which consists of the shareholder delivering notice of intent to demand payment, shareholder must not vote his or her shares in favor of the proposed action, certify whether he or she acquired ownership of the shares prior to the corporate action, deposit his or her certificates if shareholder rejects the corporation’s offer, and judicial appraisal of the

Under Section 1091 of the OGCA, OKSB’s shareholders have dissenters’ rights which entitle them to dissent from, and obtain payment of the fair value of the shareholders’ shares in the event of certain extraordinary corporate transactions including a merger or consolidation.
Section 1091 of the OGCA provides the process for obtaining payment which consists of the shareholder delivering notice of intent to demand payment, the shareholder not voting his shares in favor of the proposed transaction, and the shareholder continuing to own the shares from the date of demand through the completion of the merger or consolidation. The OGCA also places certain obligations on the corporation such as providing dissenters’ notice to all shareholders.

SIMMONS	OKSB

value of the shares if shareholder rejects the corporation’s offer. The ABCA also places certain obligations on the corporation such as providing dissenters’ notice to all shareholders.
A shareholder entitled to dissent and obtain payment for the shareholder’s shares may not challenge the corporate action creating the shareholder’s entitlement unless such action is unlawful or fraudulent with respect to the shareholder or the corporation.

VOTES ON EXTRAORDINARY CORPORATE TRANSACTIONS

Simmons’ articles of incorporation provide that any merger, sale of substantially all of the Simmons’ assets, liquidation or dissolution, or any reclassification of the corporation’s securities shall require the affirmative vote of the holders of at least 80% of the outstanding voting shares, unless such business combination is approved by 80% of the disinterested directors (defined above).
Under Section 4-27-1107 of the ABCA, a plan of merger may be approved if the board of directors recommends the merger to the shareholder (subject to certain exceptions) and shareholders entitled to vote approve the plan.
Under Section 4-27-1202 of the ABCA, a sale of all or substantially all of the corporation’s assets other than in the regular course of business must be proposed by the board of directors and the corporation’s shareholders must approve the proposed transaction.

OKSB’s certificate of incorporation provides that the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of OKSB is required to authorize (i) a merger or consolidation of OKSB with, or (ii) a sale, exchange or lease of all or substantially all of the assets of OKSB to, any person or entity unless approval of the transaction is recommended by at least a majority of the entire board of directors.
Under Section 1081 of the OGCA, an agreement of merger may be approved if the board of directors adopts a resolution approving the agreement and declaring its advisability, the board of directors submits the agreement to the shareholders (subject to certain exceptions), and a majority of shareholders entitled to vote on the agreement approves the agreement.
Under Section 1092 of the OGCA, the sale, lease or exchange of all or substantially all of a corporation’s property and assets may be approved at a meeting of the board of directors if the board of directors deems such sale, lease or exchange expedient and for the best interests of the corporation when and as authorized by a majority of shareholders entitled to vote on the sale, lease or exchange.

CONSIDERATION OF OTHER CONSTITUENCIES
Simmons’ articles of incorporation provide that after receipt of a tender offer, merger offer, or other acquisitive offer, the board of directors must consider (i) the impact on Simmons, its subsidiaries, shareholders and employees and the communities served by Simmons, (ii) the timeliness of the proposed transaction considering the business climate and strategic plans of Simmons, (iii) the existence of any legal defects or regulatory issues involved in the proposed transaction, (iv) the possibility of non-consummation of the transaction due to lack of financing, regulatory issues or identified issues, (v) current market price of	OKSB’s certificate of incorporation provides that in connection with the exercise of its judgment in determining what is in the best interests of OKSB and of its shareholders, when evaluating a Business Combination (as defined below in “Business Combination Involving Interested Shareholders”) or a tender or exchange offer, the board of directors may, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, consider all of the following factors and any other factors which it deems relevant: (i) the social and economic effects of the transaction on OKSB and its subsidiaries, employees, depositors,

SIMMONS	OKSB
Simmons common stock and its consolidated assets, (vi) book value of Simmons common stock, (vii) the relationship of the offered price for Simmons common stock to the board’s opinion of the current value of Simmons in a negotiated transaction, (viii) the relationship of the offered price for Simmons common stock to the board’s opinion of the future value of Simmons as an independent entity, and (ix) such other criteria as the board may determine is appropriate.	loan and other customers, creditors and other elements of the communities in which OKSB and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition and other likely financial obligations of the acquiring person or entity and the possible effect of such conditions upon OKSB and its subsidiaries and the other elements of the communities in which OKSB and its subsidiaries operate or are located; and (iii) the competence, experience, and integrity of the acquiring person or entity and its or their management.
AMENDMENT OF ARTICLES OF INCORPORATION/CERTIFICATE OF INCORPORATION

Simmons’ articles of incorporation provides that it may be amended by the approval of 80% of the shares entitled to vote on such amendment, unless such amendment shall have been approved by an affirmative vote of 80% of the disinterested directors, in which case only a majority of the outstanding shares is required to approve such amendment.
Under Section 4-27-1002 of the ABCA, the board of directors may amend the articles of incorporation of a corporation without shareholder approval to extend its duration, change the name of the corporation to include words required by the ABCA, declare a forward stock split in a class of shares if there is only one class outstanding, and for certain other ministerial actions. Any other amendment to the articles of incorporation must first be approved by a majority of the board of directors and thereafter by the affirmative vote of a majority of all shares entitled to vote thereon, by any voting group with respect to which the amendment would create dissenters’ rights, pursuant to Section 4-27-1003 of the ABCA.
Notwithstanding the foregoing, under Arkansas law, a majority of a class of stock must approve any amendment that adversely affects their particular class as further described in Section 4-27-1004 of the ABCA

OKSB’s certificate of incorporation provides that the affirmative vote of not less than 80% of the outstanding shares of capital stock entitled to vote generally on the election of directors is required to amend provisions of OKSB’s certificate of incorporation regarding election and removal of directors, amendment of OKSB’s certificate of incorporation and bylaws, indemnification, director liability, and certain business combinations and other transactions.
Under Section 1077 of the OGCA, an amendment to OKSB’s certificate of incorporation must first be approved by a majority of the OKSB board of directors and thereafter by the affirmative vote of a majority of the outstanding shares of OKSB capital stock.

AMENDMENT OF BYLAWS
Simmons bylaws provide that they may be amended, altered, or repealed, at any meeting of the board of directors, by a majority vote.	OKSB’s certificate of incorporation provides that OKSB’s bylaws may be repealed, altered, amended, or rescinded by a vote of a majority of the board of directors or by the holders of at least 80% of the

SIMMONS	OKSB

Section 4-27-1020 of the ABCA provides that a corporation’s board of directors may amend or repeal the corporation’s bylaws unless otherwise stated in the corporation’s articles of incorporation or the amendment deals with a particular provision that is reserved for shareholders’ approval. A corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended by the board of directors.

outstanding shares of capital stock entitled to vote generally in the election of directors at a meeting of the shareholders called for that purpose.
Under Section 1013 of the OGCA, the bylaws of a corporation may be adopted, amended or repealed by the board of directors unless otherwise provided in its certificate of incorporation.

CONTROL SHARE ACQUISITION
No “control share acquisition,” “business combination moratorium,” “fair price” or other form of anti-takeover statute or regulation is applicable to Simmons under Arkansas law.	Sections 1145 through 1155 of the OGCA, or the Oklahoma Control Share Provisions, relating to control share acquisitions, are not applicable to OKSB because OKSB, pursuant to Section 1148(E) of the OGCA, elected, in its certificate of incorporation, not to be subject to the Oklahoma Control Share Provisions.
BUSINESS COMBINATION INVOLVING INTERESTED SHAREHOLDERS
Simmons’ articles of incorporation provide that an interested shareholder (person who owns more than 10% of Simmons common stock) may only acquire additional voting shares through a cash tender offer at a price not less than the highest closing price of Simmons common stock during the most recent 24 months, unless such shareholder is exempt from this restriction by the board of directors prior to becoming an interested shareholder, or the additional voting shares are acquired through a business combination.
OKSB’s certificate of incorporation provides that the affirmative vote of the holders of at least 80% of OKSB’s outstanding shares of voting stock and at least a majority of OKSB’s outstanding shares of voting stock not including shares held by a “Related Person,” is required to approve certain “Business Combinations,” as defined in its certificate of incorporation. The increased voting requirements apply in connection with Business Combinations involving a Related Person, except in cases where the proposed transaction was approved in advance by two-thirds of the members of the OKSB board of directors who are unaffiliated with the Related Person and who were directors prior to the time when the Related Person became a Related Person, or the Continuing Directors.
The term “Related Person” is defined in OKSB’s certificate of incorporation to include any individual or entity that owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of OKSB. A “Business Combination” is defined to include: (i) any merger or consolidation of OKSB with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer or other disposition of all or a “Substantial Part” of the assets of OKSB or a subsidiary to any Related Person (the term “Substantial Part” is defined to include more than 25% of OKSB’s total assets); (iii) any merger or consolidation of a Related Person with or into OKSB or a subsidiary of OKSB; (iv) any disposition of all or any Substantial Part of the

SIMMONS	OKSB

assets of a Related Person to OKSB or a subsidiary of OKSB; (v) the issuance of any securities of OKSB or subsidiary of OKSB to a Related Person; (vi) the acquisition by OKSB of any securities of the Related Person; (viii) any reclassification of OKSB’s common stock, or any recapitalization involving OKSB’s common stock; and (viii) any agreement, contract or other arrangement providing for any of the above transactions.
OKSB’s certificate of incorporation also provides that Section 1090.3 of the OGCA shall apply to any Business Combination in which OKSB may engage. Section 1090.3 generally prevents OKSB from engaging in a Business Combination with an “Interested Shareholder” for three years following the date the person became an Interested Shareholder, unless: (1) prior to the date the person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination; (2) upon consummation of the transaction that resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or (3) on or subsequent to the date of the transaction in which the person became an Interested Shareholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the Interested Shareholder. The term “corporation” also includes the corporation’s majority-owned subsidiaries. The term “Interested Shareholder” generally includes any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of Interested Shareholder status and any affiliate or associate of such person.

SHAREHOLDER RIGHT TO MAKE PROPOSALS AND TO NOMINATE DIRECTORS
Simmons’ bylaws provide that a shareholder of record or a person who holds shares of Simmons stock through a nominee or street name holder of	OKSB’s certificate of incorporation provides that nominations for the election of directors and proposals for any new business to be taken up at an

SIMMONS	OKSB

record (provided such person can provide evidence of their authority to vote such stock) may nominate directors and propose new business to be taken up at any annual of the shareholders if such shareholder is entitled to vote on such nomination or proposal. In order for a shareholder to make any such nominations or proposals for an annual meeting, he or she must give notice in writing of such nomination or proposal to the Simmons secretary not less 90 nor more than 120 days prior to the first anniversary of the prior years’ annual meeting of shareholders. If Simmons did not hold an annual meeting the prior year, notice is timely if delivered to Simmons’ secretary no less than 10 days after Simmons announces the date of the current years’ annual meeting or 90 days before the current years’ annual meeting, whichever is later. If a special meeting of shareholders includes the election of directors, a shareholder may provide a nomination not later than 10 days after Simmons publically announces such special meeting.
A shareholder’s notice to the Simmons secretary must include (i) with respect to the nomination of directors, all information relating to such person required to be disclosed in solicitations of proxies for elections of directors under the Exchange Act, (ii) with respect to other business proposals, a brief description of the business proposed, the text of the of the proposal or business, the reasons for conduct such business and any material interest of the shareholder, (iii) the name and address of the proposing shareholder and the beneficial owner, if any, the number of shares of Simmons stock held by such shareholder and other required information related to the shareholder’s interest in Simmons and the business proposed.

annual or special meeting of shareholders may be made by the board of directors or by any shareholder entitled to vote generally in the election of directors. However, in order for a shareholder to make any such nominations or proposals, he or she must give notice in writing of such nomination or proposal to the OKSB’s secretary not less than 30 nor more than 60 days prior to any such meeting unless less than 40 days’ notice of the meeting has been given to shareholders in which case notice may be given up to the tenth day following notice to the shareholders.
The board of directors has delegated to OKSB’s Governance Committee the responsibility of identifying and evaluating proposed nominees to the OKSB board of directors.

SHAREHOLDER ABILITY TO ACT BY WRITTEN CONSENT

Neither Simmons’ articles nor bylaws addresses whether shareholders have the ability to act by written consent.
Generally, under 4-27-704 of the ABCA, any action required to be taken at a shareholder meeting may be taken without a meeting if one or more consents, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote are present and voted.
OKSB’s certificate of incorporation specifically denies shareholders the power to take action by written consent without a meeting.

COMPARISON OF SHAREHOLDERS’ RIGHTS OF SIMMONS AND FIRST TEXAS
If the First Texas merger is completed, holders of First Texas common stock will receive shares of Simmons common stock in exchange for their shares of First Texas common stock. Simmons is organized under the laws of the State of Arkansas and First Texas is organized under the laws of the State of Texas. The following is a summary of the material differences between (1) the current rights of First Texas shareholders under the TBOC and First Texas’ certificate of formation and bylaws and (2) the current rights of Simmons shareholders under the ABCA and Simmons’ articles of incorporation and bylaws.
Simmons and First Texas believe that this summary describes the material differences between the rights of holders of Simmons common stock as of the date of this joint proxy statement/prospectus and the rights of holders of First Texas common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Simmons’ governing documents have been filed with the SEC and copies of First Texas’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”
SIMMONS	FIRST TEXAS
DESCRIPTION OF CAPITAL STOCK
Simmons’ articles of incorporation authorize it to issue 120,000,000 shares of Class A common stock, par value $0.01 per share, and 40,040,000 shares of Simmons Series A preferred stock, par value $0.01 per share.
First Texas’ certificate of formation authorizes it to issue 10,000,000 shares of common stock, par value $1.00 per share.
First Texas’ certificate of formation also authorizes the board of directors to issue 5,000,000 shares of preferred stock, par value $1.00 per share.

VOTING RIGHTS
Each share of Simmons common stock carries one vote and has unrestricted voting rights.	Each of First Texas’ common stock carries one vote and has unrestricted voting rights.
NUMBER OF OUTSTANDING SHARES BEFORE THE FIRST TEXAS MERGER
As of the record date for the Simmons special meeting, there were approximately [•] shares of Simmons common stock and no shares of Simmons preferred stock outstanding.	As of the record date for the First Texas special meeting, there were shares of First Texas common stock and no shares of First Texas preferred stock outstanding.
NUMBER OF OUTSTANDING SHARES AFTER THE FIRST TEXAS MERGER
Immediately after the First Texas merger, Simmons will have [•] shares of Simmons common stock outstanding, and [•] shares of Simmons common stock outstanding if both the First Texas and OKSB merger are completed.	Immediately after the First Texas merger, First Texas will have no shares of any class of stock issued or outstanding.
ESTIMATED VOTING PERCENTAGE OF SIMMONS AND FIRST TEXAS SHAREHOLDERS WITH RESPECT TO SIMMONS COMMON STOCK AFTER THE FIRST TEXAS MERGER
Upon conclusion of the First Texas merger, it is expected that existing Simmons shareholders will own approximately [•] % of Simmons common stock, or approximately [•] % of Simmons common stock if the OKSB merger is consummated.	Upon conclusion of the First Texas merger, it is expected that existing First Texas shareholders will own approximately [•] % of Simmons common stock, or approximately [•] % of Simmons common stock if the OKSB merger is consummated.
RIGHT TO RECEIVE DIVIDENDS
Simmons shareholders are entitled to receive dividends as and when declared by the Simmons board of directors. No dividends can be declared on Simmons common stock unless a like dividend is declared and paid on outstanding shares of Simmons preferred stock.
First Texas shareholders are entitled to receive dividends as and when declared by the First Texas board of directors.
As a Texas corporation, First Texas is subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends

SIMMONS	FIRST TEXAS

Under Section 4-27-640 of the ABCA, the board of directors may issue dividends to its shareholders subject to the restrictions in its articles of incorporation; provided that no distribution shall be made, if after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus (unless otherwise permitted in the articles) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.
to its shareholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Texas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.
RIGHTS OF HOLDERS OF STOCK SUBJECT TO FUTURE ISSUANCES OF COMMON STOCK
The rights of holders of Simmons common stock may be affected by the future issuance of Simmons common or preferred stock.	The rights of holders of First Texas common stock may be affected by the future issuance of Simmons common or preferred stock.
PRE-EMPTIVE RIGHTS
Simmons common stock does not grant its holders a pre-emptive right to purchase, subscribe for or take any part of any stock issued, optioned, or sold by Simmons.	First Texas’ certificate of formation prohibit First Texas from granting preemptive or preferential rights unless determined by the board of directors, which may issue shares of the corporation or obligations convertible into shares without offering such issue either in whole or in part to the shareholders of the corporation.
SPECIAL MEETING OF SHAREHOLDERS

Special meetings of shareholders may be called by the chairman of the board of directors, president, chief executive officer or by the majority of the board of directors, and may be called by the chairman of the board of directors or president at the request of the holders of not less than one-tenth (10%) of all the outstanding shares of Simmons entitled to vote at a meeting.
Under Section 4-27-702 of the ABCA, a corporation shall hold a special meeting of shareholders if called by the board of directors, the person authorized to do so by the articles or bylaws, or the holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

First Texas’ bylaws provide that a special meeting of the shareholders may be called by the board of directors, the chairman of the board of directors or the holders of not less than one-tenth (1/10) of all shares entitled to vote at the meeting, and shall be called by the chairman of the board, the secretary, or other officer or person calling the meeting, which notice must state the purpose or purposes of the proposed meeting.
Under Section 21.352 of the TBOC, special meetings of the shareholders of a corporation may be called by the president, by the board of directors or by any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation. A special meeting may also be called by the holder of the percentage of shares specified in the certificate of formation, not to exceed 50% of the shares entitled to vote, or if no percentage is specified, at least 10% of all of the shares of the corporation entitled to vote at the proposed special meeting.

SIMMONS	FIRST TEXAS
QUORUM
Under Simmons’ bylaws, a majority of the votes entitled to be cast, represented in person or by proxy, constitutes a quorum at a meeting of the shareholders.	Under First Texas’ bylaws, the shareholders entitled to cast a majority of the votes at a meeting of the shareholders constitute a quorum.
NOTICE OF SHAREHOLDER MEETINGS
Simmons’ bylaws provide that written or printed notice stating the place, day and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than 10 nor more than 60 days before the date of the meeting, unless one of the purposes of the meeting is to increase the authorized capital stock or bond indebtedness of Simmons, in which case the notice must be delivered not less than 60 nor more than 75 days prior to the date of meeting, either personally or by mail, at the direction of the chairman of the board of directors, the president, the chief executive officer or the secretary or the officer or persons calling the meeting of each shareholder of record entitled to vote at such meeting. If mailed, such notice is deemed to be delivered when deposited in the United States mail, addressed to the shareholder at the address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.	First Texas’ bylaws provide that written notice of any meeting of shareholders shall be given not less than 10 nor more than 50 days before the day of the meeting and shall include the place, date and time of the meeting, and in the case of special meetings, the purpose of the meeting. A written waiver of any notice signed by a shareholder, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to the notice required to be given to such shareholder.
ELECTION, SIZE, AND CLASSIFICATION OF BOARD OF DIRECTORS

Simmons’ articles of incorporation provide that the board of directors shall consist of not less than five nor more than 25 directors, the exact number to be determined by the vote of the majority of directors or by resolution of the shareholders.
The board of directors has the power, in between annual shareholders’ meetings, to increase the number of directors by two more than the number of directors last elected by shareholders, where such number was 15 or less, and by four more than the number of directors last elected by the shareholders, where such number was 16 or more, but in no event may the number of directors exceed 25 without any further action of the shareholders in accordance with Simmons’ bylaws.
Directors are elected at an annual shareholders’ meeting, or if the annual meeting is not held, at a special meeting called for the purpose of the election of directors. Each director holds office until the next annual meeting of the shareholders. Directors are elected by a majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote thereon in an uncontested election. If an election is contested, directors are elected by a plurality of the votes cast by the shareholders present in person or represented by

First Texas’ bylaws provide that the board of directors of First Texas shall consist of not less than one nor more than 25 directors as may from time to time be prescribed by resolution of the board of directors.
Section 21.402 of the TBOC provides that directors need not be residents of Texas or shareholders of First Texas. Directors are elected to hold office at each annual meeting of shareholders until the next succeeding annual meeting. Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless otherwise provided in the certificate of formation or the bylaws of a corporation.
Directors of First Texas are elected by a plurality of the votes cast by the holders entitled to vote at the meeting. Each share of First Texas stock has one vote for each nominee for director. First Texas’ certificate of formation does not provide for cumulative voting.
Presently, First Texas’ board of directors consists of 10 members.

SIMMONS	FIRST TEXAS
proxy and entitled to vote thereon. Simmons shareholders are not entitled to cumulative voting in the election of directors. Presently, Simmons’ board of directors consists of 14 members.
VACANCIES ON THE BOARD OF DIRECTORS

Any vacancy on the board of directors, including an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors or, if the directors remaining in office constitute fewer than a quorum of the board of directors, by the affirmative vote of a majority of all of the directors remaining in office.
Section 4-27-810 of the ABCA provides that the shareholders or board of directors may fill a vacancy on the board of directors, unless otherwise provided by the articles of incorporation.

First Texas’ bylaws provide that any vacancy in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors, except that any vacancy in the board of directors resulting from the removal of a director by the shareholders must be filled only by the shareholders entitled to vote at an annual meeting or a special meeting called for that purpose.
A directorship to be filled by any reason of an increase in the number of directors either may be filled by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders or may be filled by an election at an annual meeting or at a special meeting of the shareholders entitled to vote called for that purpose; provided that the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders.

REMOVAL OF DIRECTORS

Neither Simmons’ articles of incorporation nor bylaws addresses the removal of directors.
Section 4-27-808 of the ABCA provides that if cumulative voting is not authorized one or more directors may be removed, with or without cause, only if the number of votes cast to remove the director exceeds the number of votes cast not to remove such director; provided, that, if cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect such director under cumulative voting is voted against his or her removal. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him or her. A director also may be removed by the shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that one of the purposes of the meeting is removal of the director.

First Texas’ bylaws provide that any director may be removed at any time, with or without cause, at any special or annual meeting of the shareholders, by the affirmative vote of a majority in number of shares of the shareholders at such meeting and entitled to vote for the election of such director if notice of intention to act upon such matter has been given in the notice calling such meeting.
Unless otherwise provided in the certificate of formation or the bylaws of a corporation, Section 21.409 of the TBOC provides that at any meeting of shareholders called expressly for the purpose of removing a director, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at any election of directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE
Simmons’ articles of incorporation and bylaws provide that any director or officer who is made party to an action by reason of the fact that he or she was a director or officer of Simmons shall be indemnified and held harmless to the fullest extent	Under First Texas’ certificate of formation, the corporation must indemnify, to the fullest extent authorized or permitted by applicable law, directors or officers that were successful, on the merits or otherwise, in the defense of the proceeding.

SIMMONS	FIRST TEXAS

legally permissible under the ABCA for expenses reasonably incurred in connection with the action.
Expenses incurred by a director or officer of Simmons in defending a civil or criminal action, suit or proceeding by reason of the fact that person is, or was, a director or officer of Simmons, must be paid by Simmons in advance of the final disposition of such action suit or proceeding upon authorization by the board of directors by a majority vote of a quorum consisting of directors who are not parties to the action, suit or proceeding and if such a quorum is unobtainable, if a quorum of disinterested directors so directs, then by independent legal counsel in a written opinion or by the shareholders.
Under Simmons’ articles of incorporation and bylaws, the board of directors may cause Simmons to purchase and maintain insurance on behalf of any director or officer of Simmons against any liability, whether or not Simmons would have the power to indemnify such person.
Section 4-27-850 of the ABCA provides that a corporation may indemnify any person who was made a party to a proceeding for the reason he or she is a director, officer or employee of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the proceeding, if he or she acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation must indemnify a director, officer, or employee who has been successful on the merits at a proceeding that he or she was a party because he or she is a director, officer, or employee of the corporation. No indemnification may be made if the person shall have been adjudged liable to the corporation unless otherwise specified by the court.

Expenses incurred by a director or officer of First Texas in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of such action, suit or proceeding; provided, however, that the advance payment of expenses will be made only upon receipt by the corporation of both a written affirmation from the director or officer of their good faith belief that such director has met the standard of conduct necessary for indemnification under applicable laws, and a general undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it is ultimately determined by a final decision that the director or officer has not met those standards.
Under Section 8.051 of the TBOC, a corporation must indemnify a director for his service at the corporation and for service at the corporation as a representative of another entity against reasonable expenses actually incurred by the director in connection with a proceeding because of such service if the director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. Section 8.105 of the TBOC also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Section 8.105 of the TBOC provides that a court may also order indemnification under various circumstances, and officers must be indemnified to the same extent as directors.

PERSONAL LIABILITY OF DIRECTORS
Simmons’ articles of incorporation provides, to the fullest extent permitted by the ABCA, a director shall not be liable to Simmons or its shareholders for monetary damages for a breach of fiduciary duty as a director.	First Texas’ certificate of formation provides that no director of First Texas shall be liable to First Texas or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except to the extent the foregoing exemption from liability is not permitted under Texas law.
Section 4-27-830 provides that if a director complies with the standard of conduct under the ABCA, the director may not be liable for any action taken as a director, or failure to take such action.	Section 7.001 of the TBOC states that the certificate of formation of a corporation may provide that a director of the corporation is not liable, or is liable only to the extent provided by the certificate of formation to the corporation or its shareholders for

SIMMONS	FIRST TEXAS
monetary damages for an act or omission by the person in the person’s capacity as a director.
DISSENTERS’ RIGHTS

Under Section 4-27-1302 of the ABCA, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of certain extraordinary corporate actions such as a plan of conversion, merger, share exchange, sale of substantially all of the assets, or certain amendments to the articles.
Sections 4-27-1320 through 4-27-1331 of the ABCA provide the process of obtaining payment which consists of the shareholder delivering notice of intent to demand payment, shareholder must not vote his or her shares in favor of the proposed action, certify whether he or she acquired ownership of the shares prior to the corporate action, deposit his or her certificates if shareholder rejects the corporation’s offer, and judicial appraisal of the value of the shares if shareholder rejects the corporation’s offer. The ABCA also places certain obligations on the corporation such as providing dissenters’ notice to all shareholders.
A shareholder entitled to dissent and obtain payment for the shareholder’s shares may not challenge the corporate action creating the shareholder’s entitlement unless such action is unlawful or fraudulent with respect to the shareholder or the corporation.

Under Section 10.354 of the TBOC, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of extraordinary corporate actions such as a plan of merger, sale of substantially all of the assets, share exchange, or plan of conversion.
Section 10.356 of the TBOC provides the procedure for dissenting shareholders to obtain payment which consists of the shareholder delivering written notice of objection to the proposed action, the shareholder must vote his or her shares against the proposed action, demand in writing for the payment of fair value of the ownership interests for which the rights of dissent and appraisal are sought. The TBOC also places certain obligations on the corporation such as providing dissenters’ notice to all shareholders.
In the absence of fraud in the underlying transaction, any right of an ownership interest to dissent from an action and obtain the fair market value of the ownership interest under Section 10.368 of the TBOC is the exclusive remedy for recovery of the value of the ownership interest, or the money damages to the owner with respect to the action.

VOTES ON EXTRAORDINARY CORPORATE TRANSACTIONS

Simmons’ articles of incorporation provide that any merger, sale of substantially all of the Simmons’ assets, liquidation or dissolution, or any reclassification of the corporation’s securities shall require the affirmative vote of the holders of at least 80% of the outstanding voting shares, unless such business combination is approved by 80% of the disinterested directors (defined above).
Under Section 4-27-1107 of the ABCA, a plan of merger may be approved if the board of directors recommends the merger to the shareholder (subject to certain exceptions) and shareholders entitled to vote approve the plan.

Section 21.457 if the TBOC provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to the matter, will be the act of the shareholders, unless the vote of a greater number is required by law, the certificate of formation or the bylaws.
Under Section 21.365 of the TBOC, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction, unless a different vote but not less than a majority of the shares entitled to vote on the matter, is specified in the certificate of formation.

Under Section 4-27-1202 of the ABCA, a sale of all or substantially all of the corporation’s assets other than in the regular course of business must be proposed by the board of directors and the corporation’s shareholders must approve the proposed transaction.	Under Section 21.636 of the TBOC, a corporation’s certificate of formation may provide that the affirmative vote of the holders of a specified portion of the shares, not less than a majority, entitled to vote on the matter will be the act of the shareholders, rather than the specified portion of shares required under Texas law.

SIMMONS	FIRST TEXAS
CONSIDERATION OF OTHER CONSTITUENCIES
Simmons’ articles of incorporation provide that after receipt of a tender offer, merger offer, or other acquisitive offer, the board of directors must consider (i) the impact on Simmons, its subsidiaries, shareholders and employees and the communities served by Simmons, (ii) the timeliness of the proposed transaction considering the business climate and strategic plans of Simmons, (iii) the existence of any legal defects or regulatory issues involved in the proposed transaction, (iv) the possibility of non-consummation of the transaction due to lack of financing, regulatory issues or identified issues, (v) current market price of Simmons common stock and its consolidated assets, (vi) book value of Simmons common stock, (vii) the relationship of the offered price for Simmons common stock to the board’s opinion of the current value of Simmons in a negotiated transaction, (viii) the relationship of the offered price for Simmons common stock to the board’s opinion of the future value of Simmons as an independent entity, and (ix) such other criteria as the board may determine is appropriate.
AMENDMENT OF ARTICLES OF INCORPORATION/CERTIFICATE OF FORMATION

Simmons’ articles of incorporation provides that it may be amended by the approval of 80% of the shares entitled to vote on such amendment, unless such amendment shall have been approved by an affirmative vote of 80% of the disinterested directors, in which case only a majority of the outstanding shares is required to approve such amendment.
Under Section 4-27-1002 of the ABCA, the board of directors may amend the articles of incorporation of a corporation without shareholder approval to extend its duration, change the name of the corporation to include words required by the ABCA, declare a forward stock split in a class of shares if there is only one class outstanding, and for certain other ministerial actions. Any other amendment to the articles of incorporation must first be approved by a majority of the board of directors and thereafter by the affirmative vote of a majority of all shares entitled to vote thereon, by any voting group with respect to which the amendment would create dissenters’ rights, pursuant to Section 4-27-1003 of the ABCA.
Notwithstanding the foregoing, under Arkansas law, a majority of a class of stock must approve any amendment that adversely affects their particular class as further described in Section 4-27-1004 of the ABCA.

Under Section 21.364 of the TBOC, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation.
Under Section 21.053 of the TBOC, the board of directors may adopt a proposed amendment without shareholder approval if such amendment relates to a series of shares established by the board under authority granted to the board in the certificate of formation.

SIMMONS	FIRST TEXAS
AMENDMENT OF BYLAWS

Simmons bylaws provide that they may be amended, altered, or repealed, at any meeting of the board of directors, by a majority vote.
Section 4-27-1020 of the ABCA provides that a corporation’s board of directors may amend or repeal the corporation’s bylaws unless otherwise stated in the corporation’s articles of incorporation or the amendment deals with a particular provision that is reserved for shareholders’ approval. A corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended by the board of directors.

First Texas’ bylaws provide that they may be amended, altered, or repealed at any meeting of the board of directors at which a quorum is present by the affirmative vote of a majority of the directors present at such meeting, subject to repeal or change at any meeting of the shareholders at which a quorum is present, by the affirmative vote of a majority of the shareholders present at such meeting (provided notice of the proposed alteration, repeal or amendment is contained in the notice of the meeting).
Section 21.058 of the TBOC provides that unless the certificate of formation or a bylaw adopted by the shareholders provides otherwise as to all or a part of a corporation’s bylaws, a corporation’s shareholders may amend, repeal, or adopt the corporation’s bylaws regardless of whether the bylaws may also be amended, repealed, or adopted by the corporation’s board of directors.

CONTROL SHARE ACQUISITION
No “control share acquisition,” “business combination moratorium,’’ “fair price” or other form of anti-takeover statute or regulation is applicable to Simmons under Arkansas law.
Under the affiliated business combinations provisions of Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610), a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of an at least two-thirds majority of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.
Neither First Texas’ certificate of formation nor First Texas’ bylaws contains any provision expressly providing that First Texas will not be subject to the affiliated business combinations provisions of the TBOC.

BUSINESS COMBINATION INVOLVING INTERESTED SHAREHOLDERS
Simmons’ articles of incorporation provide that an interested shareholder (person who owns more than	Section 21.604 defines “business combination” as: (i) a merger, share exchange, or conversion of an

SIMMONS	FIRST TEXAS
10% of Simmons common stock) may only acquire additional voting shares through a cash tender offer at a price not less than the highest closing price of Simmons common stock during the most recent 24 months, unless such shareholder is exempt from this restriction by the board of directors prior to becoming an interested shareholder, or the additional voting shares are acquired through a business combination.
issuing public corporation or subsidiary which is, or after such merger or consolidation would be, an affiliate or associate of an interested shareholder; (ii) a sale, lease or other disposition, in a transaction, to or with the Affiliated Shareholder, or an affiliate or associate of the Affiliated Shareholder, of 10% or more of First Texas’ assets; (iii) the issuance or transfer of stock to an interested shareholder, except by the exercise of warrants or rights to purchase shares of the issuing public corporation offered or a share dividend paid, pro rata to all shareholders of the issuing public corporation after the Affiliated Shareholder’s share acquisition date; (iv) the adoption of a plan for liquidation or dissolution proposed by or pursuant to an agreement with an interested shareholder; (v) a reclassification of securities proposed or pursuant to an agreement with an interested shareholder; or (vi) the direct or indirect receipt by an interested shareholder of benefits such as any loans or other financial assistance or any tax credits or advantages, except proportionately as a shareholder.
Section 21.606 of the TBOC provides that a corporation may not engage in any business combination with any affiliated shareholder for a period of three years following such shareholder becoming an interested shareholder unless such business combination was approved by the board of directors on or prior to the date of the shareholder becoming an affiliated shareholder, or the business combination is approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares entitled to vote at such meeting, called for such purpose not less than six months after the person became an interested shareholder.

SHAREHOLDER RIGHT TO MAKE PROPOSALS AND TO NOMINATE DIRECTORS
Simmons’ bylaws provide that a shareholder of record or a person who holds shares of Simmons stock through a nominee or street name holder of record (provided such person can provide evidence of their authority to vote such stock) may nominate directors and propose new business to be taken up at any annual of the shareholders if such shareholder is entitled to vote on such nomination or proposal. In order for a shareholder to make any such nominations or proposals for an annual meeting, he or she must give notice in writing of such nomination or proposal to the Simmons secretary not less 90 nor more than 120 days prior to the first anniversary of the prior years’ annual meeting of shareholders. If Simmons did not hold an annual meeting the prior year, notice is timely if delivered to Simmons’ secretary no less than 10 days after Simmons announces the date of the current
First Texas’ bylaws and articles do not address whether shareholders have the right to make proposals and to nominate directors.
Section 21.371 of the TBOC provides that a corporation’s bylaws may contain a provision requiring that, when soliciting proxies or consents with respect to an election of directors, the corporation include in both its proxy statement and any form of its proxy statement, one or more individuals nominated by a shareholder, subject to any procedures or conditions as may be provided in the bylaws.

SIMMONS	FIRST TEXAS

years’ annual meeting or 90 days before the current years’ annual meeting, whichever is later. If a special meeting of shareholders includes the election of directors, a shareholder may provide a nomination not later than 10 days after Simmons publically announces such special meeting.
A shareholder’s notice to the Simmons secretary must include (i) with respect to the nomination of directors, all information relating to such person required to be disclosed in solicitations of proxies for elections of directors under the Exchange Act, (ii) with respect to other business proposals, a brief description of the business proposed, the text of the of the proposal or business, the reasons for conduct such business and any material interest of the shareholder, (iii) the name and address of the proposing shareholder and the beneficial owner, if any, the number of shares of Simmons stock held by such shareholder and other required information related to the shareholder’s interest in Simmons and the business proposed.

SHAREHOLDER ABILITY TO ACT BY WRITTEN CONSENT

Neither Simmons’ articles nor bylaws addresses whether shareholders have the ability to act by written consent.
Generally, under 4-27-704 of the ABCA, any action required to be taken at a shareholder meeting may be taken without a meeting if one or more consents, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote are present and voted.
First Texas’ certificate of formation provides that any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of shares representing not less than the minimum number of votes that would have been necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

COMPARATIVE MARKET PRICES AND DIVIDENDS
Simmons and OKSB
Simmons and OKSB common stock are listed on the Nasdaq Global Select Market under the symbol “SFNC” and “OKSB,” respectively. The following table sets forth the high and low reported closing sale prices per share of Simmons and OKSB common stock, and the cash dividends declared per share of Simmons common stock and OKSB common stock during the periods indicated.
	Simmons Common Stock
	High		Low		Dividend
2017
Third Quarter (through [•], 2017)	$	[•]	$	[•]	$	[•]
Second Quarter		55.65		49.75		0.25
First Quarter		63.00		51.00		0.25
2016
Fourth Quarter		$67.00		$45.90		$0.24
Third Quarter		50.45		44.26		0.24
Second Quarter		48.29		42.02		0.24
First Quarter		51.45		38.30		0.24
2015
Fourth Quarter		$58.75		$45.50		$0.23
Third Quarter		48.88		41.58		0.23
Second Quarter		48.36		42.41		0.23
First Quarter		46.38		35.72		0.23
	OKSB Common Stock
	High		Low		Dividend
2017
Third Quarter (through [•], 2017)	$	[•]	$	[•]	$	[•]
Second Quarter		26.55		24.10		0.08
First Quarter		29.40		24.50		0.08
2016
Fourth Quarter		$29.70		$17.07		$0.08
Third Quarter		19.97		16.47		0.08
Second Quarter		17.36		14.46		0.08
First Quarter		17.31		14.00		0.08
2015
Fourth Quarter		$18.98		$15.90		$0.06
Third Quarter		19.00		15.53		0.06
Second Quarter		18.97		16.81		0.06
First Quarter		17.96		15.08		0.06
On December 13, 2016, the last full trading day before the public announcement of the OKSB merger agreement, the closing sales prices of shares of Simmons common stock and OKSB common stock as reported on the Nasdaq Global Select Market were $64.75 and $24.30, respectively. On [•], 2017 the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sales prices of shares of Simmons common stock and OKSB common stock as reported on the Nasdaq Global Select Market were $[•] and $[•], respectively.

As of  [•], 2017, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for Simmons and OKSB, respectively, there were approximately [•] registered holders of Simmons common stock and approximately [•] registered holders of OKSB common stock.
The following table shows the closing sale prices of Simmons common stock as reported on the Nasdaq Global Select Market on December 13, 2016, the last full trading day before the public announcement of the OKSB merger agreement, and on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows (1) the implied value of the OKSB merger consideration payable for each share of OKSB common stock, which we calculated by multiplying the closing price of Simmons common stock on those dates by the OKSB exchange ratio of 0.3903, (2) the OKSB cash consideration payable for each share of OKSB common stock, which will remain a fixed amount, and (3) the implied value of the OKSB merger consideration for each share of OKSB common stock.
	Simmons Common Stock (Nasdaq, SFNC)		Implied Value of Stock Consideration for Each Share of OKSB Common Stock		Cash Consideration for Each Share of OKSB Common Stock		Implied Value of Merger Consideration for Each Share of OKSB Common Stock
December 13, 2016		$64.75		$25.27		$5.11		$30.38
[•], 2017	$	[•]	$	[•]	$	[•]	$	[•]
Simmons and OKSB shareholders are advised to obtain current market quotations for Simmons common stock. The market price of Simmons common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the OKSB merger. No assurance can be given concerning the market price of Simmons common stock before or after the effective date of the OKSB merger. Changes in the market price of Simmons common stock prior to the completion of the OKSB merger will affect the market value of the OKSB merger consideration that OKSB shareholders will receive upon completion of the OKSB merger.
Simmons and First Texas
Simmons common stock is listed on the Nasdaq Global Select Market under the symbol “SFNC,” and First Texas common stock is not listed on a public exchange. The following table sets forth the high and low reported closing sale prices per share of Simmons common stock, and the cash dividends declared per share of Simmons common stock during the periods indicated.
	Simmons Common Stock
	High		Low		Dividend
2017
Third Quarter (through [•], 2017)	$	[•]	$	[•]	$	[•]
Second Quarter		55.65		49.75		0.25
First Quarter		63.00		51.00		0.25
2016
Fourth Quarter		$67.00		$45.90		$0.24
Third Quarter		50.45		44.26		0.24
Second Quarter		48.29		42.02		0.24
First Quarter		51.45		38.30		0.24
2015
Fourth Quarter		$58.75		$45.50		$0.23
Third Quarter		48.88		41.58		0.23
Second Quarter		48.36		42.41		0.23
First Quarter		46.38		35.72		0.23
On January 20, 2017, the last full trading day before the public announcement of the First Texas merger agreement, the closing sales price of shares of Simmons common stock as reported on the Nasdaq

Global Select Market was $60.30. On [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sales price of shares of Simmons common stock as reported on the Nasdaq Global Select Market was $[•]. There is no established public trading market for First Texas’ common stock. In addition, because there have been no recent private sales of First Texas common stock of which Simmons or First Texas are aware, no recent price data regarding First Texas common stock is available.
As of  [•], 2017, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for Simmons and First Texas, respectively, there were approximately [•] registered holders of Simmons common stock and approximately [•] registered holders of First Texas common stock.
The following table shows the closing sale prices of Simmons common stock as reported on the Nasdaq Global Select Market on January 20, 2017, the last full trading day before the public announcement of the First Texas merger agreement, and on [•], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the (1) implied value of the First Texas stock consideration payable for each share of First Texas common stock, which we calculated by multiplying the closing price of Simmons common stock on those dates by the First Texas exchange ratio of  [•], which will fluctuate due to changes in the number of shares of First Texas common stock outstanding and the number of shares of First Texas common stock subject to First Texas options and First Texas SARs as further discussed in this joint proxy statement/prospectus, (2) the First Texas cash consideration payable for each share of First Texas common stock, which will fluctuate due to changes in the market price of Simmons common stock and changes in the number of shares of First Texas common stock and shares of First Texas common stock subject to First Texas options and First Texas SARs, as further discussed in this joint proxy statement/prospectus, and (3) the implied value of the First Texas merger consideration for each share of First Texas common stock on those dates.
	Simmons Common Stock (Nasdaq, SFNC)		Implied Value of Stock Consideration for Each Share of First Texas Common Stock		Cash Consideration for Each Share of First Texas Common Stock		Implied Value of Merger Consideration for Each Share of First Texas Common Stock
January 20, 2017		$60.30		$49.84		$6.33		$56.17
[•], 2017	$	[•]	$	[•]	$	[•]	$	[•]
Simmons and First Texas shareholders are advised to obtain current market quotations for Simmons common stock. The market price of Simmons common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the First Texas merger. No assurance can be given concerning the market price of Simmons common stock before or after the effective date of the First Texas merger. Changes in the market price of Simmons common stock prior to the completion of the First Texas merger will affect the market value of the First Texas merger consideration that First Texas shareholders will receive upon completion of the First Texas merger.

SECURITY OWNERSHIP OF OKSB DIRECTORS, NAMED EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF OKSB
The following table sets forth, as of August 24, 2017, holdings of OKSB common stock by each director and OKSB named executive officer, by all directors and executive officers as a group, and of each person known by OKSB to own beneficially 5% or more of OKSB common stock based on 18,685,050 shares of OKSB common stock outstanding as of such date.
Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock(2)
Beneficial Owners of More than 5%
Dimensional Fund Advisors LP(3)	1,568,272	8.39%
BlackRock Inc.(5)	1,228,444	6.57%
The Banc Funds Company(6)	942,232	5.04%
Directors
James E. Berry II	200,013	1.07%
Thomas D. Berry	77,861	*
John Cohlmia	15,330	*
David S. Crockett Jr.	16,255	*
Steven C. Davis	235,554	1.26%
Patrice Douglas	1,068	*
Mark W. Funke	232,340	1.24%
James M. Johnson	16,163	*
Larry J. Lanie	10,643	*
James M. Morris II	38,643	*
Kayse M. Shrum, D.O.	543	*
Russell W. Teubner	187,680	1.00%
Non-Director Executive Officers of OKSB
Priscilla Barnes	33,784	*
Brent Bates	19,398	*
James D. Bygland	19,984
Gregg S. Jaynes	13,471
Rusty LaForge	22,650	*
Joe T. Shockley, Jr.	47,577	*
All Directors and Executive Officers as a Group (18 persons)	1,190,047	6.37%

*
Less than 1%.

(1)
Includes all OKSB common stock and unvested restricted stock. In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of OKSB common stock over which he or she has voting or investment power and of which he or she has the right to acquire beneficial ownership within 60 days of August 24, 2017. The table includes shares owned by spouses, other immediate family members, in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held as restricted stock and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

(2)
Based on shares outstanding at August 24, 2017 of 18,685,050. This amount includes all OKSB common stock and unvested restricted stock.

(3)
The address of Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, Texas 78746. The information regarding beneficial ownership is included in reliance on Schedule 13G filed with the SEC on February 9, 2017.

(4)
The address of Endeavour Capital Advisors Inc. is 410 Greenwich Avenue, Greenwich, CT 06830. The information regarding beneficial ownership is included in reliance on Schedule 13G filed with the SEC on February 14, 2017.

(5)
The address of BlackRock Inc. is 55 East 52nd Street, New York, NY 10022. The information regarding beneficial ownership is included in reliance on Schedule 13G filed with the SEC on January 27, 2017.

(6)
The address of The Banc Funds Company is 20 North Wacker Drive, Chicago, IL 60606. The information regarding beneficial ownership is included in reliance on Schedule 13G filed with the SEC on February 15, 2017.

(7)
The address of Polaris Capital Management, LLC is 121 High Street, Boston, MA 02110. The information regarding beneficial ownership is included in reliance on Schedule 13G filed with the SEC on February 14, 2017.

SECURITY OWNERSHIP OF FIRST TEXAS DIRECTORS, NAMED EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF FIRST TEXAS
The following table sets forth certain information regarding the beneficial ownership of First Texas common stock as of August 24, 2017 by: (i) each person who is known by First Texas to beneficially own 5% or more of First Texas common stock; (ii) each director of First Texas; (iii) each executive officer of First Texas; and (iv) all directors and executive officers of First Texas as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of First Texas believes that each person has sole voting and dispositive power over the shares indicated as owned by such person. Unless otherwise indicated, the address for each of the listed beneficial owners is c/o First Texas BHC, Inc., 4100 International Plaza, Suite 900, Fort Worth, Texas 76109.
Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock(2)
Beneficial Owners of More than 5%
Luther King 301 Commerce Street Suite 1600 Fort Worth, Texas 76102	1,178,404(3)	14.96%
Directors and Executive Officer
L.O. Brightbill, III	30,000	*
Vernon Bryant	323,511(4)	4.09%
James T. Coleman	50,000(5)	*
Tom Cravens	13,923(6)	*
James D. Finley	387,777	4.92%
Rafael Garza	103,125(7)	1.31%
James B. Haddock	58,473(8)	*
James H. Harris	51,389(9)	*
Mason D. King	70,471(10)	*
Tom Purvis	43,231(11)	*
Non-Director Executive Officers of First Texas
Charles Cox	40,026(12)	*
Lisanne Davidson	19,494(13)	*
Carol Anderson	28,667(14)	*
Jeff Sinnott	30,271(15)	*
Todd Miller	35,286(16)	*
Randy Talley	—	*
Terry Smith	34,010(17)	*
All Directors and Executive Officers as a Group (17 persons)	2,498,058	31.40%

*
Less than 1%

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of First Texas common stock over which he or she has voting or investment power and of which he or she has the right to acquire beneficial ownership within 60 days of August 24, 2017. The table includes shares owned by spouses, other immediate family members, in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held as restricted stock and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

(2)
Based on shares outstanding at May 31, 2017.

(3)
Includes 482,347 shares held for the benefit of Luther King; 353,711 shares held by LKCM Private Discipline Master Fund, SPC; 304,210 shares held by LKCM Investment Partnership, LP; 16,973 shares held by LKCM Investment Partnership II, LP; 15,116 shares held by New Summit Partners, L.P.; and 6,047 shares held by 1600 Tejas Partners, L.P., for which Mr. King serves as Member.

(4)
Includes 21,728 shares held by the First Texas BHC, Inc. Employees Stock Ownership Plan and allocated to the account of Mr. Bryant, 29,000 shares held through an individual retirement account, 20,300 vested stock options to purchase shares of First Texas common stock, and 3,106 vested restricted stock units.

(5)
Shares are held jointly with Mr. Coleman’s spouse.

(6)
Includes 2,268 shares held jointly with Mr. Cravens’s spouse and 4,535 shares held in a partnership for which a trust is the general partner and Mr. Cravens serves as trustee of this trust.

(7)
Includes 3,125 held through an individual retirement account and 100,000 held in a limited partnership for which Mr. Garza serves as manager of the general partner.

(8)
29,861 shares are held jointly with Mr. Haddock’s spouse and 28,612 shares are held in a trust for which Mr. Haddock serves as trustee.

(9)
Shares are held in a family limited partnership for which Mr. Harris serves as general partner.

(10)
Includes 43,262 held in a family limited partnership for which Mr. King serves as general partner.

(11)
Includes 39,603 shares held in a family limited partnership for which Mr. Purvis serves as managing partner.

(12)
Includes 9,953 shares held by the First Texas BHC, Inc. Employees Stock Ownership Plan and allocated to the account of Mr. Cox, 5,500 shares held through an individual retirement account, 3,663 vested stock options to purchase shares of First Texas common stock, and 400 vested restricted stock units.

(13)
Includes 2,279 shares held by the First Texas BHC, Inc. Employees Stock Ownership Plan and allocated to the account of Ms. Davidson, 9,284 vested stock options to purchase shares of First Texas common stock, and 500 vested restricted stock units.

(14)
Includes 17,842 shares held by the First Texas BHC, Inc. Employees Stock Ownership Plan and allocated to the account of Ms. Anderson, 2,540 shares held jointly with Ms. Anderson’s husband, 5,536 vested stock options to purchase shares of First Texas common stock, and 100 vested restricted stock units.

(15)
Includes 3,176 shares held by the First Texas BHC, Inc. Employees Stock Ownership Plan and allocated to the account of Mr. Sinnott, 17,032 vested stock options to purchase shares of First Texas common stock, and 400 vested restricted stock units.

(16)
Includes 18,228 shares held by the First Texas BHC, Inc. Employees Stock Ownership Plan and allocated to the account of Mr. Miller, 10,643 vested stock options to purchase shares of First Texas common stock, 1,563 shares held by Mr. Miller’s wife through an individual retirement account, and 100 vested restricted stock units.

(17)
Includes 13,170 shares held by the First Texas BHC, Inc. Employees Stock Ownership Plan and allocated to the account of Mr. Smith, 7,750 shares held through an individual retirement account, 6,525 vested stock options to purchase shares of First Texas common stock, 3,125 shares in the Peggy S. Smith Trust for which Mr. Smith serves as Trustee and 860 vested restricted stock units.

LEGAL MATTERS
The validity of the Simmons common stock to be issued in connection with the mergers will be passed upon for Simmons by Patrick A. Burrow, the Executive Vice President, General Counsel and Secretary of Simmons. As of August 29, 2017, Mr. Burrow held 14,727 shares of Simmons common stock, options to purchase up to shares of Simmons common stock 1,855 restricted stock units and 5,875 performance share units (at target award amount), as he is eligible to receive additional equity incentive awards in the future. Certain tax matters relating to the mergers will be passed upon by Covington & Burling LLP.

EXPERTS
Simmons
The audited annual consolidated financial statements of Simmons appearing in Simmons’ Annual Report on Form 10-K for the year ended December 31, 2016 and the effectiveness of Simmons’ internal control over financial reporting as of such date have been audited by BKD, LLP, an independent registered public accounting firm, as set forth in its report included therein, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in auditing and accounting.
With respect to the unaudited interim consolidated financial information of Simmons appearing in its Quarterly Reports on Form 10-Q for the quarter ended June 30, 2017 that is incorporated herein by reference, Simmons’ independent registered public accounting firm has applied limited procedures in accordance with professional standards for review of such information. However, as stated in its separate report included therein, it did not audit and it does not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on its report on such information should be restricted. Pursuant to Rule 436(c) under the Securities Act, this report on Simmons’ unaudited interim consolidated financial information should not be considered a part of the registration statement prepared or certified by its independent registered public accounting firm within the meaning of Sections 7 and 11 of the Securities Act.
OKSB
The audited annual consolidated financial statements of OKSB appearing in OKSB’s Annual Report on Form 10-K as of and for the years ended December 31, 2016 and 2015 and the effectiveness of OKSB’s internal control over financial reporting as of such dates have been audited by BKD, LLP, an independent registered public accounting firm, as set forth in its reports included therein, which are incorporated herein by reference. The audited annual consolidated financial statements of OKSB appearing in OKSB’s Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Ernst & Young, LLP, an independent registered public accounting firm, as set forth in its report included therein, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in auditing and accounting.
First Texas
The consolidated financial statements of First Texas as of and for the three years ended December 31, 2016 are included in this joint proxy statement/prospectus (Annex J). Such historical financial statements of First Texas have been audited by Payne & Smith, LLC, independent auditors, as stated in its report dated March 13, 2017 and included herein.
With respect to the unaudited interim consolidated financial information of First Texas for the quarter ended June 30, 2017 that is included in this joint proxy statement/prospectus (Annex J), First Texas’ independent registered public accounting firm has applied limited procedures in accordance with professional standards for review of such information. However, as stated in its separate report included therein, it did not audit and it does not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on its report on such information should be restricted. Pursuant to Rule 436(c) under the Securities Act, this report on First Texas’ unaudited interim consolidated financial information should not be considered a part of the registration statement prepared or certified by its independent registered public accounting firm within the meaning of Sections 7 and 11 of the Securities Act.

OTHER MATTERS
No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Simmons, OKSB, or First Texas special meetings or at any adjournment or postponement of the Simmons, OKSB or First Texas special meetings.

WHERE YOU CAN FIND MORE INFORMATION
Simmons has filed with the SEC a registration statement under the Securities Act that registers the offer and sale of the shares of Simmons common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Simmons in addition to being a proxy statement for Simmons, OKSB and First Texas shareholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about Simmons and Simmons common stock.
Simmons and OKSB also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.
The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as Simmons, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by Simmons with the SEC are also available at Simmons’ website at www.simmonsbank.com or by contacting Simmons’ Investor Relations department at Simmons First National Corporation, 501 Main Street, P.O. Box 7009, Pine Bluff, Arkansas 71611, Attention: David Garner, (870) 541-1000. The reports and other information filed by OKSB with the SEC are also available at OKSB’s website at www.oksb.com or by contacting OKSB at Southwest Bancorp, Inc., 6301 Waterford Blvd., Suite 400, Oklahoma City, Oklahoma 73118, Attention: Rusty LaForge, (405) 427-4052. The web addresses of the SEC, Simmons and OKSB are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
The SEC allows Simmons and OKSB to incorporate by reference information in this joint proxy statement/prospectus. This means that Simmons and OKSB can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.
Simmons SEC Filings (SEC File No. 000-06253)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2016, filed with the SEC on February 28, 2017.
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2017, filed with the SEC on May 9, 2017, and Quarter ended June 30, 2017, filed with the SEC on August 7, 2017.
Current Reports on Form 8-K	Filed on January 13, 2017, January 23, 2017, February 8, 2017, February 22, 2017, February 28, 2017 (two filings), March 27, 2017, April 20, 2017 (as amended by Amendment No. 1 on May 25, 2017), May 1, 2017, May 8, 2017, May 15, 2017 (two filings), May 25, 2017, May 26, 2017, July 24, 2017, July 31, 2017, August 25, 2017 and August 29, 2017 (two filings).
Description of Simmons common stock	The description of the Simmons common stock is contained in Simmons’ prospectus filed pursuant to Rule 424(b)(3) under the Securities Act on October 8, 2014 set forth under the heading “Description of Capital Stock of Simmons,” as updated and amended from time to time.

OKSB SEC Filings (SEC File No. 001-34110)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2016, filed with the SEC on March 9, 2017.
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2017, filed with the SEC on May 5, 2017, and Quarter ended June 30, 2017, filed with the SEC on August 7, 2017.
Current Reports on Form 8-K	Filed on January 4, 2017, January 24, 2017 (only with respect to information filed under Item 8.01), February 27, 2017, March 31, 2017, April 25, 2017 (only with respect to information filed under Item 8.01), April 28, 2017, June 30, 2017, July 25, 2017 (only with respect to information filed under Item 8.01) and August 25, 2017.
Description of OKSB common stock	The description of OKSB common stock contained in Item 5 of the Quarterly Report on Form 10-Q for the quarter ended September 30,1999; and any other amendment or report filed for the purpose of updating such description.
In addition, Simmons and OKSB also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date the offering is terminated, provided that Simmons and OKSB are not incorporating by reference any information furnished to, but not filed with, the SEC.
Except where the context otherwise indicates, information contained in this document regarding Simmons has been provided by Simmons, information contained in this document regarding OKSB has been provided by OKSB, and information contained in this document regarding First Texas has been provided by First Texas.
Documents incorporated by reference are available from Simmons and OKSB, without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus or other relevant corporate documents referenced in this joint proxy statement/prospectus related to Simmons by requesting them in writing or by telephone from the appropriate company at the following address and phone number:
Simmons First National Corporation
501 Main Street
P.O. Box 7009
Pine Bluff, Arkansas 71611
Attention: Patrick A. Burrow
Telephone: (870) 541-1000
You can obtain documents incorporated by reference in this joint proxy statement/prospectus or other relevant corporate documents referenced in this joint proxy statement/prospectus related to OKSB by requesting them in writing or by telephone from the appropriate company at the following address and phone number:
Southwest Bancorp, Inc.
6301 Waterford Blvd., Suite 400
Oklahoma City, Oklahoma 73118
Attention: Rusty LaForge
Telephone: (405) 427-4052
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your meeting. This means that Simmons shareholders requesting documents must do so by October 11, 2017 in order to receive them before the Simmons special meeting, OKSB shareholders requesting documents must do so by October 10, 2017 in order to receive them before the OKSB special meeting, and First Texas shareholders requesting documents must do so by October 10, 2017 in order to receive them before the First Texas special meeting. If you request any incorporated documents from Simmons or OKSB, Simmons or OKSB will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.
Neither Simmons, OKSB nor First Texas has authorized anyone to give any information or make any representation about the mergers or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
SIMMONS FIRST NATIONAL CORPORATION
AND
SOUTHWEST BANCORP, INC.
Dated as of December 14, 2016
As Amended on July 19, 2017

A-i

A-ii

Exhibit A — Form of Support and Non-Solicitation Agreement
Southwest’s Disclosure Memorandum
Simmons’ Disclosure Memorandum
A-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 14, 2016, as amended on July 19, 2017, by and between Simmons First National Corporation (“Simmons”), an Arkansas corporation, and Southwest Bancorp, Inc. (“Southwest”), an Oklahoma corporation.
Preamble
The board of directors of Southwest has adopted, and the board of directors of Simmons has approved, this Agreement and declared that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of Southwest by Simmons pursuant to the merger of Southwest with and into Simmons with Simmons as the surviving corporation. At the effective time of such Merger, the outstanding shares of capital stock of Southwest shall be converted into the right to receive a fixed amount of cash and a fixed number of shares of common stock of Simmons, subject to the terms and conditions set forth herein. As an inducement for Simmons to enter into this Agreement, each of the directors of Southwest have simultaneously herewith entered into a Support and Non-Solicitation Agreement (each a “Support Agreement” and collectively, the “Support Agreements”) in connection with the Merger, in the form of Exhibit A hereto. The transactions described in this Agreement are subject to the approvals of the shareholders of Southwest and Simmons and applicable regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.
Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.1 of this Agreement.
NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:
ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER
1.1.   Merger.
Subject to the terms and conditions of this Agreement, at the Effective Time, Southwest shall be merged with and into Simmons in accordance with the provisions of Section 4-27-1106 et. seq. of the Arkansas Business Corporation Act of 1987 (the “ABCA”) and Section 1082 et. seq. of the Oklahoma General Corporation Act (the “OGCA”) with the effects set forth in the ABCA and the OGCA (the “Merger”). Simmons shall be the Surviving Corporation resulting from the Merger, and shall succeed to and assume all the rights and obligations of Southwest in accordance with the ABCA. Upon consummation of the Merger the separate corporate existence of Southwest shall terminate. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved by the board of directors of Simmons and adopted by the board of directors of Southwest.
1.2.   Time and Place of Closing.
The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 A.M., Central Time, on the date that the Effective Time occurs, or at such other date and time as the Parties, acting through their authorized officers, may mutually agree in writing. The Closing shall be held at the offices of Simmons, located at 425 W. Capitol Avenue, Suite 1400, Little Rock, Arkansas, 72201, unless another location is mutually agreed upon by the Parties.
1.3.   Effective Time.
The Merger and other transactions contemplated by this Agreement shall become effective (the “Effective Time”) on the date and at the time specified in the articles of merger to be filed with the Secretary of State of the State of Arkansas and the certificate of merger to be filed with the Oklahoma

Secretary of State. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall cause the Effective Time to occur on a date within 30 days following satisfaction or waiver (subject to applicable Law) of the last to occur of the conditions set forth in ARTICLE 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing) as determined by Simmons. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
1.4.   Charter.
The Articles of Restatement of the Articles of Incorporation of Simmons in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until duly amended or repealed.
1.5.   Bylaws.
The Amended Bylaws of Simmons in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until duly amended or repealed.
1.6.   Directors and Officers.
The directors of Simmons in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation. The officers of Simmons in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation.
ARTICLE 2
MANNER OF CONVERTING SHARES
2.1.   Conversion of Shares.
Subject to the provisions of this ARTICLE 2, at the Effective Time, by virtue of the Merger and without any action on the part of Simmons, Southwest or the shareholders of either of the foregoing, the shares of Southwest and Simmons shall be converted as follows:
(a) Each share of capital stock of Simmons issued and outstanding immediately prior to the Effective Time (excluding the Simmons Dissenting Shares) shall remain issued and outstanding from and after the Effective Time.
(b) Each share of issued Southwest Common Stock that, immediately prior to the Effective Time, is held by Southwest, any wholly owned Southwest Subsidiary, by Simmons or any Simmons Subsidiary (in each case other than shares held in any Employee Benefit Plans or related trust accounts or otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Canceled Shares”)) shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.
(c) Each share of Southwest Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Canceled Shares and the Southwest Dissenting Shares) shall be converted into the right to receive the following consideration, in each case without interest:
(i) an amount of cash equal to $5.11 (the “Cash Consideration”); and
(ii) 0.3903 shares (the “Exchange Ratio”) of Simmons Common Stock (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”).
(d) All shares of Southwest Common Stock, when so converted pursuant to Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) registered in the transfer books of Southwest that immediately prior to the Effective Time represented shares of Southwest Common Stock shall cease to have any rights with respect to such Southwest Common

Stock other than the right to receive the Merger Consideration in accordance with ARTICLE 3, including the right, if any, to receive pursuant to Section 2.6, cash in lieu of fractional shares of Simmons Common Stock into which such shares of Southwest Common Stock have been converted together with the amounts, if any, payable pursuant to Section 3.1(d).
(e) Without limiting the other provisions of this Agreement and subject to Sections 6.2(d) and (e), if at any time during the period between the date of this Agreement and the Effective Time, Southwest should (i) split, combine or otherwise reclassify the shares of Southwest Common Stock, (ii) make a dividend or other distribution in shares of Southwest Common Stock (including any dividend or other distribution of securities convertible into Southwest Common Stock), (iii) engage in a reclassification, reorganization, recapitalization or exchange or other like change, or (iv) issue additional shares of Southwest Common Stock or any Equity Right for Southwest Common Stock, then (without limiting any other rights of Simmons hereunder), the Merger Consideration shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.
2.2.   Anti-Dilution Provisions.
In the event Simmons changes the number of shares of Simmons Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof  (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.
2.3.   Treatment of Southwest Equity Awards.
(a) At the Effective Time, each award in respect of a share of Southwest Common Stock subject to vesting, repurchase or other lapse restriction granted under a Southwest Stock Plan that is outstanding immediately prior to the Effective Time (a “Southwest Restricted Stock Award”) shall fully vest and shall be canceled and converted automatically into the right to receive the Merger Consideration payable pursuant to Section 2.1(c) and treating the shares of Southwest Common Stock subject to such Southwest Restricted Stock Award in the same manner as all other shares of Southwest Common Stock for such purposes. Simmons shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration payable in respect of the Southwest Restricted Stock Awards all such amounts as it is required to deduct and withhold under the Internal Revenue Code or any provisions of federal, state, local, or foreign Tax law.
(b) At or prior to the Effective Time, Southwest, the board of directors of Southwest and/or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.3.
2.4.   Treatment of Southwest Savings Plan.
At the Effective Time, each share of Common Stock held in the Southwest Employee Stock Purchase Plan (“Southwest Savings Plan”) shall be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c).
2.5.   Shares Held by Southwest or Simmons.
Each Canceled Share shall automatically be canceled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.
2.6.   Fractional Shares.
No certificate, book-entry share or scrip representing fractional shares of Simmons Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividend or distribution of Simmons shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Simmons. Notwithstanding any other provision of this Agreement, each holder of shares of Southwest Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Simmons Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash rounded up to the nearest cent (without interest) in an amount equal to such fractional part of a share of Simmons Common Stock that such holder of shares of Southwest Common Stock would otherwise have been entitled multiplied by the Average Closing Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.
ARTICLE 3
EXCHANGE OF SHARES
3.1.   Exchange Procedures.
(a) Deposit of Merger Consideration. At or promptly following the Effective Time, Simmons shall deposit, or shall cause to be deposited, with Computershare, Simmons’ transfer agent (the “Exchange Agent”), for the benefit of the holders of record of shares of Southwest Common Stock issued and outstanding immediately prior to the Effective Time (the “Holders”), for exchange in accordance with this ARTICLE 3, (i) certificates or evidence of Simmons Common Stock in book-entry form issuable pursuant to Section 2.1(c) (collectively referred to as “Simmons Certificates”) for shares of Simmons Common Stock equal to the aggregate Stock Consideration and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.6 (collectively, the “Exchange Fund”) and Simmons shall instruct the Exchange Agent to timely pay the Merger Consideration and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Simmons or the Surviving Corporation. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Simmons and the Surviving Corporation and shall be paid to Simmons or the Surviving Corporation, as Simmons directs. No investment of the Exchange Fund shall relieve Simmons, the Surviving Corporation or the Exchange Agent from making the payments required by this ARTICLE 3 and following any losses from any such investment, Simmons shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Simmons’ obligations hereunder for the benefit of the Holders, which additional funds will be deemed to be part of the Exchange Fund.
(b) Delivery of Merger Consideration. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares and instructions for surrendering the Certificates or Book-Entry Shares to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares). Upon proper surrender of a Certificate or Book-Entry Shares for exchange and cancellation to the Exchange Agent, together with the appropriate transmittal materials, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the Holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration, any cash in lieu of fractional shares which such Holder has a right to receive pursuant to Section 2.6 and any dividends or distributions which such Holder has the right to receive pursuant to Section 3.1(d) with respect to the shares of Southwest Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued for the benefit of Holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. The Stock Consideration delivered to each Holder shall be in non-certificated book-entry form.
(c) Share Transfer Books. At the Effective Time, the share transfer books of Southwest shall be closed, and thereafter there shall be no further registration of transfers of shares of Southwest Common Stock. From and after the Effective Time, Holders who held shares of Southwest Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. Until surrendered for exchange in accordance with the provisions of this Section 3.1, each Certificate or Book-Entry Share theretofore representing shares of Southwest Common Stock (other than the Canceled Shares) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in ARTICLE 2 in exchange therefor, subject, however, to the Simmons’ obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Southwest in respect of such shares of Southwest Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or the Surviving Corporation for any reason shall be canceled and exchanged for the Merger Consideration, any cash in lieu of fractional shares (if any) pursuant to Section 2.6 and any dividends or distributions (if any) pursuant to Section 3.1(d) with respect to the shares of Southwest Common Stock formerly represented thereby.
(d) Dividends with Respect to Simmons Common Stock. No dividends or other distributions declared with respect to Simmons Common Stock with a record date after the Effective Time shall be paid to the Holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Simmons Common Stock issuable with respect to such Certificate or Book-Entry Shares in accordance with this Agreement until the surrender of such Certificate or Book-Entry Shares (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss and other documentation required by the Surviving Corporation hereunder in lieu thereof) there shall be paid to the record holder of the whole shares of Simmons Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such whole shares of Simmons Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Simmons Common Stock.
(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former Holders on the first anniversary of the Effective Time shall be delivered to Simmons, and any former Holders who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Simmons Common Stock) to which they are entitled under this ARTICLE 3 shall thereafter look only to Simmons and the Surviving Corporation for payment of their claims with respect thereto.
(f) No Liability. If any Certificates shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration would escheat to or become the property of any Regulatory Authority), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of Simmons, free and clear of all claims or interest of any Person previously entitled thereto or their successors, assigns, or personal representatives. None of Simmons, Southwest, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Holder in respect of any cash that would have otherwise been payable in respect of any Certificate from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g) Withholding Rights. Each and any of Simmons, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as Simmons, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Internal Revenue Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Regulatory Authority by Simmons, the Surviving Corporation, or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Simmons, the Surviving Corporation, or the Exchange Agent, as applicable.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE 3.
(i) Change in Name on Certificate. If any Simmons Certificate representing shares of Simmons Common Stock is to be issued in a name other than that in which the Certificates or Book-Entry Shares surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificates or Book-Entry Shares so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a Simmons Certificate representing shares of Simmons Common Stock in any name other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
3.2.   Dissenting Shareholders.
(a) Notwithstanding anything in this Agreement to the contrary, shares of Southwest Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any Holder who is entitled to demand and properly demands appraisal of such shares of Southwest Common Stock pursuant to, and who complies in all respects with, the provisions of Section 1091 of the OGCA (“Section 1091”) (the “Southwest Dissenting Shareholders”), shall not be converted into or be exchangeable for the right to receive any of the consideration as specified in ARTICLE 2 (the “Southwest Dissenting Shares”), but instead such Holder shall be entitled to payment of the fair value of such Southwest Dissenting Shares in accordance with the provisions of Section 1091. At the Effective Time, all Southwest Dissenting Shares shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each Holder of Southwest Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Southwest Dissenting Shares in accordance with the provisions of Section 1091. Notwithstanding the foregoing, if any such Holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 1091, or a court of competent jurisdiction shall determine that such Holder is not entitled to the relief provided by Section 1091, then the right of such Holder to be paid the fair value of such Holder’s Southwest Dissenting Shares under Section 1091 shall cease and such Southwest Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.1(c) of this Agreement, any cash in lieu of fractional shares (if any) pursuant to Section 2.6 and any dividends or distributions (if any) pursuant to Section 3.1(d).
(b) Southwest shall give Simmons prompt written notice (but in any event within 48 hours) to Simmons of any demands for appraisal of any shares of Southwest Common Stock and any withdrawals of such demands, and Simmons shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Southwest shall not, except with the prior written consent of Simmons, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.
(c) Holders of Simmons Common Stock immediately prior to the Effective Time and which are held by a shareholder who is entitled to demand and properly demands appraisal of such shares of Simmons Common Stock (the “Simmons Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Subchapter 13 of the ABCA (“Subchapter 13”) (the “Simmons Dissenting Shareholders”), shall be entitled to payment of the fair value of such Simmons Dissenting Shares in accordance with the provisions of Subchapter 13. At the Effective Time, all Simmons Dissenting Shares shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of Simmons Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Simmons Dissenting Shares in accordance with the provisions of Subchapter 13.

Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Subchapter 13, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Subchapter 13, then the right of such holder to be paid the fair value of such holder’s Simmons Dissenting Shares under Subchapter 13 shall cease and such Simmons Dissenting Shares shall revert to shares of Simmons Common Stock.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SOUTHWEST
Except as Previously Disclosed, Southwest hereby represents and warrants to Simmons as follows:
4.1.   Organization, Standing, and Power.
(a) Status of Southwest. Southwest is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Oklahoma and has the corporate power and authority necessary to carry on its business as now conducted and to own, lease and operate its Assets. Southwest is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such failure to be so qualified or licensed has not had or would not be reasonably expected to have a Material Adverse Effect. Southwest is duly registered with the Federal Reserve as a bank holding company and has elected to be treated as a financial holding company under the BHC Act. True, complete and correct copies of the certificate of incorporation of Southwest and the bylaws of Southwest, each as in effect as of the date of this Agreement, have been delivered or made available to Simmons.
(b) Status of Southwest Bank. Southwest Bank is a direct, wholly owned Subsidiary of Southwest, is duly organized, validly existing and in good standing under the Laws of Oklahoma, is authorized under the Laws of Oklahoma to engage in its business and otherwise has the corporate power and authority to own or lease all of its properties and Assets and to conduct its business in the manner in which its business is now being conducted. Southwest Bank is authorized by the Oklahoma State Banking Department (“OSBD”) to engage in the business of banking as a commercial bank. Southwest Bank is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. True, complete and correct copies of the certificate of incorporation and bylaws of Southwest Bank, each as in effect as of the date of this Agreement, have been delivered or made available to Simmons.
4.2.   Authority of Southwest; No Breach By Agreement.
(a) Authority. Southwest has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of this Agreement and the Merger by Southwest’s shareholders in accordance with this Agreement and the OGCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized and approved by all necessary corporate action in respect thereof on the part of Southwest (including, approval by, and a determination by all of the members of the board of directors of Southwest that this Agreement is advisable and in the best interests of Southwest’s shareholders and directing the submission of this Agreement to a vote at a meeting of shareholders of Southwest), subject to the approval of this Agreement by the holders of at least a majority of the outstanding shares of Southwest Common Stock entitled to vote on this Agreement and the Merger as contemplated by Section 7.1. Subject to such requisite Southwest shareholder approval, and assuming the due authorization, execution and delivery by Simmons, this Agreement represents a legal, valid, and binding obligation of Southwest, enforceable against Southwest in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) No Conflicts. Neither the execution and delivery of this Agreement by Southwest, nor the consummation by Southwest of the transactions contemplated hereby, nor compliance by Southwest with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Southwest’s certificate of incorporation, bylaws, other governing instruments or certificate of incorporation, bylaws or other governing instruments of Southwest Bank and any other Southwest Entity or any resolution adopted by the board of directors or the shareholders of any Southwest Entity, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Southwest Entity under, any Contract or Permit of any Southwest Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Southwest Entity or any of their respective material Assets.
(c) Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Registration Statement), applicable state corporate and securities Laws, the OGCA, ABCA, the BHC Act, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any public body or authority or any third party is necessary for the consummation by Southwest of the Merger and the other transactions contemplated in this Agreement.
(d) Southwest Debt. Southwest has no debt that is secured by Southwest Bank capital stock.
4.3.   Capitalization of Southwest.
(a) Ownership. The authorized capital stock of Southwest consists of  (i) 40,000,000 shares of Southwest Common Stock, $1.00 par value per share, (ii) 1,000,000 shares of serial preferred stock, $1.00 par value per share, and (iii) 1,000,000 shares of Class B serial preferred stock, $1.00 par value per share. As of the close of business on December 12, 2016, (i) 18,683,847 shares of Southwest Common Stock (excluding treasury shares) were issued and outstanding (which includes the shares of Southwest Common Stock granted in respect of outstanding Southwest Restricted Stock Awards as set forth in clause (iii) below), (ii) 2,540,294 shares of Southwest Common Stock were held by Southwest in its treasury, (iii) 399,117 shares of Southwest Common Stock were granted in respect of outstanding Southwest Restricted Stock Awards, and (iv) no shares of Southwest preferred stock (including serial preferred stock and Class B serial preferred stock) were issued and outstanding or held by Southwest in its treasury. As of the Effective Time, no more than (A) 18,574,032 shares of Southwest Common Stock will be issued and outstanding (excluding treasury shares), (B) 2,688,987 shares of Southwest Common Stock will be held by Southwest in its treasury and (C) zero shares of Southwest preferred stock (including serial preferred and Class B serial preferred) will be issued and outstanding or held by its treasury.
(b) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of Southwest have been duly authorized and validly issued and outstanding, and are fully paid and nonassessable under the OGCA and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the outstanding shares of capital stock of Southwest has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Southwest.
(c) Outstanding Equity Rights. Other than Southwest Restricted Stock Awards issued prior to the date of this Agreement and set forth in Sections 4.3(a)(iii) and (iv), there are no (i) existing Equity Rights with respect to the securities of Southwest or Southwest Bank, (ii) Contracts under which Southwest or Southwest Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Southwest, (iii) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Southwest or Southwest Bank is a party or of which Southwest is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Southwest, or (iv) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Southwest may vote.
(d) Voting Debt. No bonds, debentures, notes or other indebtedness of any Southwest Entity having the right to vote (or which are convertible into, or exchangeable for, securities of Southwest having the right to vote) on any matters on which shareholders of Southwest may vote are issued or outstanding. There are no Contracts pursuant to which Southwest or any Southwest Subsidiaries is or could be required to register shares of Southwest’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of Southwest or any Southwest Subsidiaries. No Southwest Subsidiary owns any capital stock of Southwest.
4.4.   Capitalization of Southwest Bank.
(a) Ownership. The authorized capital stock of Southwest Bank consists of 1,569,825 shares of common stock, par value $.10 per share (the “Southwest Bank Common Stock”), and 1,569,825 shares of Southwest Bank Common Stock are outstanding as of the date of this Agreement. All of the outstanding shares of Southwest Bank Common Stock are directly and beneficially owned and held by Southwest.
(b) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of Southwest Bank are duly and validly issued and outstanding and are fully paid and, except as provided by 6 Okla. Stat. § 220, nonassessable. None of the outstanding shares of capital stock of Southwest Bank has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of the Southwest Bank.
(c) Outstanding Equity Rights. There are no (i) outstanding Equity Rights with respect to the securities of Southwest Bank, (ii) Contracts under which Southwest or Southwest Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Southwest Bank, (iii) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Southwest or Southwest Bank is a party or of which Southwest is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Southwest Bank or (iv) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Southwest Bank may vote.
(d) Southwest Bank. Southwest Bank does not have any Subsidiaries nor own any equity interests in any other Person other than the entities set forth in Section 4.4(d) of Southwest’s Disclosure Memorandum.
4.5.   Southwest Subsidiaries.
(a) Southwest has no direct or indirect Subsidiaries nor own any equity interests in any other Person, other than Southwest Bank and the entities set forth in Section 4.5(a) of Southwest’s Disclosure Memorandum and indirect ownership through Southwest Bank of the entities set forth in Section 4.4(d) of Southwest’s Disclosure Memorandum. Southwest or Southwest Bank owns all of the issued and outstanding shares of capital stock (or other equity interests) of the Southwest Subsidiaries. No capital stock (or other equity interest) of a Southwest Subsidiary is or may become required to be issued (other than to another Southwest Entity) by reason of any Equity Rights, and there are no Contracts by which a Southwest Subsidiary is bound to issue (other than to another Southwest Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Southwest Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of a Southwest Subsidiary (other than to another Southwest Entity). There are no Contracts relating to the rights of any Southwest Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of a Southwest Subsidiary. All of the shares of capital stock (or other equity interests) of each Southwest Subsidiary held by a Southwest Entity are fully paid under the Laws of the applicable jurisdiction of formation and are owned by the Southwest Entity free and clear of any Lien. Southwest Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder, the deposits in which are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the maximum amount permitted by applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Southwest, threatened. The certificate of incorporation or association, bylaws, or other governing documents of each Southwest Subsidiary comply with applicable Law.
(b) Each Subsidiary of Southwest is duly organized, validly existing and in good standing under the Laws of the State of its organization, is authorized under applicable Laws to engage in its business and otherwise has the corporate power and authority to own or lease all of its Assets and to conduct its business in the manner in which its business is now being conducted.

4.6.   Regulatory Reports.
(a) Southwest’s Reports. Southwest and each Southwest Entity (other than Southwest Bank) has filed on a timely basis, all forms, filings, registrations, submissions, statements, certifications, reports and documents required to be filed or furnished by it with any Regulatory Authority, including any and all federal and state banking Laws, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law and the requirements of the applicable Regulatory Authority, since December 31, 2012. Southwest is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of NASDAQ.
(b) Southwest’s SEC Reports. An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Southwest or any Southwest Subsidiary pursuant to the Securities Act or the Exchange Act, as the case may be, since December 31, 2012 (the “Southwest SEC Reports”) is publicly available. No such Southwest SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements, prospectuses and proxy statements, on the dates of effectiveness, dates of first sale of securities and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Southwest SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Southwest has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Southwest SEC Reports.
(c) Southwest Bank’s Reports. Since December 31, 2012, Southwest Bank has duly filed with the OSBD and any other applicable Regulatory Authorities, as the case may be, all reports, returns, filings, information, data, registrations, submissions, statements, required to be filed under any applicable Law, including any and all federal and state banking Laws, and the requirements of the applicable Regulatory Authority, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law. There (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations, inspections or investigations of Southwest or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Southwest or any of its Subsidiaries.
4.7.   Financial Matters.
(a) Financial Statements. The Southwest Financial Statements included or incorporated by reference in the Southwest SEC Reports (i) are true, accurate and complete in all material respects, and have been prepared from, and are in accordance with the books and records of Southwest and its Subsidiaries, (ii) have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements and with the published rules and regulations of the SEC, in each case, consistently applied except as may be otherwise indicated in the notes thereto and except with respect to the interim Financial Statements for the omission of footnotes and (iii) fairly present in all material respects the financial condition of Southwest and Southwest Bank, as applicable, as of the respective dates set forth therein and the results of operations, shareholders’ equity and cash flows of Southwest and Southwest Bank, as applicable, for the respective periods set forth therein, subject in the case of the interim Financial Statements to year-end adjustments. The consolidated financial statements of Southwest to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements and with the published rules and regulations of the SEC, in each case, consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the consolidated financial condition of Southwest as of the respective dates set forth therein and the results of operations, shareholders’ equity and cash flows of Southwest for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments.

(b) Call Reports. The financial statements contained in the Call Reports of Southwest Bank for the periods ended September 30, 2016, June 30, 2016, March 31, 2016 and December 31, 2015 (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes and (iii) fairly present in all material respects the financial condition of Southwest Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity for the respective periods set forth therein, subject to year-end adjustments. The financial statements contained in the Call Reports of Southwest Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Southwest Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity of Southwest Bank for the respective periods set forth therein, subject to year-end adjustments.
(c) Systems and Processes. Each of Southwest and Southwest Bank have in place sufficient systems and processes that are customary for a financial institution of the size of Southwest and Southwest Bank and that are designed to (i) provide reasonable assurances regarding the reliability of Southwest’s and Southwest Bank’s Financial Statements and (ii) in a timely manner accumulate and communicate to Southwest and Southwest Bank’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Southwest’s and Southwest Bank’s financial statements or any report or filing to be filed or provided to any Regulatory Authority. Since December 31, 2012, neither Southwest nor Southwest Bank nor, to Southwest’s Knowledge, any employee, auditor, accountant or representative of any Southwest Entity has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Southwest Financial Statements, Call Reports or the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Southwest or any Southwest Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Southwest or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Southwest or any of its Subsidiaries, whether or not employed by Southwest or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Southwest or any of its officers, directors or employees to the board of directors of Southwest or any committee thereof or to any director or officer of Southwest. To Southwest’s Knowledge, there has been no instance of fraud by any Southwest Entity, whether or not material, that occurred during any period covered by Southwest Financial Statements.
(d) Records. The records, systems, controls, data and information of Southwest and the Southwest Entities are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Southwest or the Southwest Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Southwest. Southwest (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) to ensure the reliability of the Southwest Financial Statements and to ensure that information relating to Southwest, including Southwest Subsidiaries, is made known to the chief executive officer, chief financial officer or other members of executive management of Southwest by others within those entities as appropriate (A) to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (B) which allow for maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Assets of Southwest, (C) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Southwest are being made only in accordance with authorizations of management and directors of Southwest and (D) that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Southwest’s Assets that could have a material adverse effect on its financial statements and

(ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Southwest’s outside auditors and the audit committee of the board of directors of Southwest (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 13d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Southwest’s ability to record, process, summarize and report financial data, and have disclosed to its auditors any material weaknesses in internal control over financial reporting, and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Southwest’s internal control over financial reporting. To the Knowledge of Southwest, there is no reason to believe that Southwest’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due, if required.
(e) Auditor Independence. The independent registered public accounting firm engaged to express its opinion with respect to the Southwest’s Financial Statements included in the Southwest’s SEC Documents is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X. As of the date hereof, the external auditor for Southwest and the Southwest Bank has not resigned or been dismissed as a result of or in connection with any disagreements with Southwest or Southwest Bank on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
4.8.   Books and Records.
The Books and Records have been and are being maintained in the Ordinary Course in accordance and compliance with all applicable accounting requirements and Laws and are complete and accurate in all material respects to reflect corporate action by Southwest and Southwest Bank.
4.9.   Absence of Undisclosed Liabilities.
No Southwest Entity has incurred any Liability, except for Liabilities (a) incurred in the Ordinary Course since December 31, 2015, (b) incurred in connection with this Agreement and the transactions contemplated hereby, or (c) that are accrued or reserved against in the consolidated balance sheet of Southwest as of December 31, 2015 included in the Southwest Financial Statements at and for the period ending December 31, 2015.
4.10.   Absence of Certain Changes or Events.
(a) Since December 31, 2015, there has not been a Material Adverse Effect on Southwest.
(b) Since December 31, 2015, (i) Southwest and its Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Asset owned, leased or otherwise used by Southwest or any Southwest Subsidiary whether or not covered by insurance and (iii) none of Southwest nor any of the Southwest Subsidiaries have taken any of the following actions:
(A) amended the certificate of incorporation, bylaws or other governing instruments of any Southwest Entity;
(B) (i) repurchased, redeemed, or otherwise acquired or exchanged (other than in accordance with the terms of this Agreement), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any Southwest Entity or (ii) made, declared, paid or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of Southwest’s capital stock or other equity interests (except for regular quarterly cash dividends by Southwest at a rate not in excess of  $0.08 per share of Southwest Common Stock);
(C) other than grants of Equity Rights for Southwest Common Stock to directors, officers and employees of Southwest and its Subsidiaries in the Ordinary Course, issued, granted, sold, pledged, disposed of, encumbered or authorized shares of Southwest Common Stock or any other capital stock of any Southwest Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right;

(D) sold, transferred, leased, mortgaged, permitted any Lien, or otherwise disposed of, discontinued or otherwise encumbered (i) any shares of capital stock or other equity interests of any Southwest Entity (unless any such shares of capital stock or other equity interest are sold or otherwise transferred to Southwest or one of the Southwest Subsidiaries) or (ii) any Asset with a current value of $10,000 or more, in each case other than pursuant to Contracts in force at the date of the Agreement or sales of investment securities, each in the Ordinary Course;
(E) (i) entered into, amended, or increased the benefits payable under any severance, change in control, retention, bonus guarantees, collective bargaining agreement or similar agreement or arrangement with employees or officers of any Southwest Entity, (ii) accelerated, amended or changed the period of exercisability of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights, or (iii) funded any rabbi trust or similar arrangement;
(F) commenced any Litigation other than in the Ordinary Course, or settled, waived or released or agreed or consented to the issuance of any Order in connection with any Litigation involving any Liability of any Southwest Entity for money damages in excess of  $50,000 or that would impose any restriction on the operations, business or Assets of any Southwest Entity;
(G) (i) changed in any material respect its lending, investment, hedging, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof) or (ii) changed its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans except as required by Law or by rules or policies imposed by a Regulatory Authority;
(H) made, or committed to make, any capital expenditures in excess of  $50,000 individually or $500,000 in the aggregate;
(I) except as required by Law or applicable Regulatory Authorities, made any material changes in its policies and practices with respect to insurance policies including materially reducing the amount of insurance coverage currently in place or failing to renew or replace any existing insurance policies;
(J) canceled, compromised, waived, or released any material indebtedness owed to any Person (other than a Southwest Entity) or any rights or claims held by any Person (other than a Southwest Entity), except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;
(K) other than in the Ordinary Course, repurchased, or provided indemnification relating to, Loans in the aggregate in excess of  $100,000; or
(L) to the Knowledge of Southwest, agreed to take or made any commitment to take any of the foregoing actions.
4.11.   Tax Matters.
(a) All Southwest Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Southwest Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course). All material Taxes of the Southwest Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or which is being contested in appropriate proceedings) on any of the Assets of any of the Southwest Entities. Since December 31, 2009, no claim has been made in writing by an authority in a jurisdiction where any Southwest Entity does not file a Tax Return that such Southwest Entity may be subject to Taxes by that jurisdiction.
(b) None of the Southwest Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Southwest Entity or the Assets of any Southwest Entity. None of the Southwest Entities has waived any statute of limitations in respect of any Taxes, which waiver remains in effect.

(c) Each Southwest Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.
(d) The unpaid Taxes of each Southwest Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Southwest Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Southwest Entities in filing their Tax Returns.
(e) None of the Southwest Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the Southwest Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) and none of the Southwest Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Southwest) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Southwest is parent), or as a transferee or successor.
(f) During the two-year period ending on the date hereof, none of the Southwest Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.
(g) Each Southwest Benefit Plan, employment agreement, or other compensation arrangement of Southwest that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Internal Revenue Code has been written, executed, and operated in compliance with Section 409A of the Internal Revenue Code and the regulations thereunder. Neither Southwest nor any Southwest Subsidiary has any obligation to gross-up or otherwise reimburse any person for any tax incurred by such person pursuant to Section 409A or Section 280G of the Internal Revenue Code.
(h) None of the Southwest Entities will be required to include after the Closing any material adjustment in taxable income pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. None of the Southwest Entities have participated in any “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4.
4.12.   Assets.
(a) Each Southwest Entity has good and marketable title to those Assets reflected in the most recent Southwest Financial Statements as being owned by such Southwest Entity or acquired after the date thereof (except Assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable, (c) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or Assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or Assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”). Southwest is the fee simple owner of all owned real property and the lessee of all leasehold estates reflected in the most recent Southwest Financial Statements, free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be owned or leased thereunder, as applicable. There are no pending or, to the Knowledge of Southwest, threatened condemnation or eminent domain proceedings against any real property that is owned or leased by Southwest. Southwest and its Subsidiaries own or lease all properties as are necessary to their operations as now conducted and no person has any option or right to acquire or purchase any ownership interest in the owned real property or any portion thereof.

(b) Section 4.12(b) of the Southwest Disclosure Memorandum sets forth a complete and correct list of all street addresses and fee owners of all real property owned, leased or licensed by any Southwest Entity or otherwise occupied by a Southwest Entity or used or held for use by any Southwest Entity (collectively, the “Real Property”). Other than as set forth on Section 4.12(b) of the Southwest Disclosure Memorandum, there are no Persons in possession of any portion of any of the Real Property owned or leased by any Southwest Entity other than such Southwest Entity, and no Person other than a Southwest Entity has the right to use or occupy for any purpose any portion of any of the Real Property owned, leased or licensed by a Southwest Entity. Southwest or a Southwest Subsidiary has good and marketable fee title to all Real Property owned by it free and clear of all Liens, except Permitted Liens. There are no outstanding options, rights of first offer or refusal or other pre-emptive rights or purchase rights with respect to any such owned Real Property.
(c) All leases of Real Property under which any Southwest Entity, as lessee, leases Real Property, are valid, binding and enforceable in accordance with their respective terms and Southwest or such Southwest Subsidiary has good and marketable leasehold interests to all Real Property leased by them. There is not under any such lease any material existing Default by any Southwest Entity or, to Southwest’s Knowledge, any other party thereto, or any event which with notice or lapse of time would constitute such a material Default and all rent and other sums and charges due and payable under such lease have been paid.
(d) The Assets reflected in the most recent Southwest Financial Statements which are owned or leased by the Southwest Entities, and in combination with the Real Property, the Intellectual Property of any Southwest Entity, and contractual benefits and burdens of the Southwest Entities, constitute, as of the Closing Date, all of the Assets, rights and interests necessary to enable the Southwest Entities to operate consolidated businesses in the Ordinary Course and as the same is expected to be conducted on the Closing Date.
4.13.   Intellectual Property; Privacy.
(a) Southwest Entity owns or has a valid license to use (in each case, free and clear of any Liens other than any Permitted Liens) all of the Intellectual Property necessary to carry on the business of such Southwest Entity. Each Southwest Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Southwest Entity in connection with such Southwest Entity’s business operations, and such Southwest Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Southwest Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Southwest threatened, which challenge the rights of any Southwest Entity with respect to Intellectual Property used, sold or licensed by such Southwest Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Southwest Entities and the use of any Intellectual Property by Southwest and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other person. No Person has asserted to Southwest in writing that Southwest or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person. The validity, continuation and effectiveness of all licenses and other agreements relating to Intellectual Property used by any Southwest Entity in the course of its business and the current terms thereof will not be affected by the transactions contemplated by this Agreement, the use of the trademarks set forth on Section 4.13(a) of the Southwest Disclosure Memorandum (“Southwest Trademarks”) will be transferred to Simmons in connection with the transactions contemplated by this Agreement and after the Effective Time, no Person besides Simmons shall have right and title to the Southwest Trademarks. All of the Southwest Entities’ right to the use of and title to the name of Southwest Trademarks will be transferred to Simmons in connection with the completion of the transactions contemplated by this Agreement.
(b) In each case, except as would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Southwest, (i) the computer, information technology and data processing systems, facilities and services used by Southwest and each of its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are reasonably sufficient for the conduct of the respective businesses of Southwest and its Subsidiaries as currently conducted and (ii) the Systems are in good working condition, ordinary wear and tear excepted, to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Southwest and each of its Subsidiaries as currently conducted. To Southwest’s Knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Southwest or any of its Subsidiaries, and Southwest and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Southwest and each of its Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Southwest and each of its Subsidiaries in all material respects.
(c) Since December 31, 2012, Southwest and each of its Subsidiaries has (i) complied in all material respects with its published privacy policies and internal privacy policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Southwest’s Knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Southwest, any of its Subsidiaries or any other person.
4.14.   Environmental Matters.
(a) Each Southwest Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance, in all material respects, with all Environmental Laws.
(b) There is no Litigation pending or, to the Knowledge of Southwest, threatened before any court, governmental agency, or authority or other forum in which any Southwest Entity or any of its Operating Properties or Participation Facilities (or Southwest in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Southwest Entity or any of its Operating Properties or Participation Facilities, nor, to the Knowledge of Southwest, is there any reasonable basis for any Litigation of a type described in this sentence.
4.15.   Compliance with Laws.
(a) Each Southwest Entity has, and since December 31, 2012 has had, in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now or then conducted (and have paid all fees and assessments due and payable in connection therewith). There has occurred no material Default under any such Permit and to the Knowledge of Southwest no suspension or cancellation of any such Permit is threatened. None of the Southwest Entities:
(i) is in Default under any of the provisions of its certificate of incorporation or bylaws (or other governing instruments);
(ii) is in material Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or
(iii) since December 31, 2012, has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof asserting that any Southwest Entity is not in compliance with any Laws or Orders or engaging in an unsafe or unsound activity.

(b) Southwest and each Southwest Entity is in compliance, in all material respects, with all applicable Laws, regulatory capital requirements, or Orders to which they or their properties or Assets may be subject, including, but not limited to, the Securities Laws, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any Laws promulgated by the Consumer Financial Protection Bureau, Laws administered or enforced by the Federal Reserve, or the FDIC, all laws related to data protection or privacy, any applicable state, federal or self-regulatory organization, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, all other applicable fair lending and fair housing Laws or other Laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), Fair Debt Collections Practices Act, the Electronic Funds Transfer Act, all Laws relating to truth-in-lending, real estate settlement procedures or consumer credit (including, without limitation, the Consumer Credit Protection Act, the Truth-in-Lending Act and Regulation Z, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act of 1974 and Regulation X, the Equal Credit Opportunity Act and Regulation B, and applicable regulations thereunder), Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Gramm-Leach-Bliley Act, the BHC Act, the FDIA, the Sarbanes-Oxley Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Southwest and Southwest Bank are “well-capitalized” and “well managed” (as those terms are defined in applicable regulations). To the Knowledge of Southwest, each director, officer, shareholder, manager, and employee of the Southwest Entities that has been engaged at any time in the development, use or operation of the Southwest Entities and their respective Assets, and each Contractor, is and has been in compliance, in all material respects, with all applicable Law relating to the development, use or operation of the Southwest Entities and their respective Assets. No Proceeding or notice has been filed, given, commenced or, to the Knowledge of Southwest, threatened against any of the Southwest Entities or any of their respective directors, officers, members, Affiliates, managers, employees or Contractors alleging any failure to so comply with all applicable Law.
(c) Southwest Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has, in all material respects, timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has, in all material respects, timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to applicable Laws and regulations referenced in this Section 4.15 and Sections 4.17 and 4.33.
(d) Since December 31, 2012, Southwest and each of its Subsidiaries has properly administered, in all material respects, all accounts for which Southwest or any of its Subsidiaries acts as a fiduciary, including accounts for which Southwest or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the applicable governing documents and applicable Laws. Since December 31, 2012, none of Southwest or any of its Subsidiaries, or, to Southwest’s Knowledge, any director, officer, or employee of Southwest or its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
4.16.   Community Reinvestment Act Performance.
Southwest Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of  “satisfactory” or “outstanding” in its most recently completed examination, and Southwest has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Southwest Bank having its current rating lowered such that it is no longer “satisfactory” or “outstanding.”

4.17.   Foreign Corrupt Practices.
No Southwest Entity, or, to the Knowledge of Southwest, any director, officer, agent, employee or other Person acting on behalf of a Southwest Entity has, in the course of its actions for, or on behalf of, any Southwest Entity (i) used any funds of Southwest or any of its Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from funds of Southwest or any of its Subsidiaries, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Southwest or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Southwest or any of its Subsidiaries, (v) established or maintained any unlawful fund of monies or other Assets of Southwest or any of its Subsidiaries, (vi) made any fraudulent entry on the books or records of Southwest or any of its Subsidiaries or (vii) violated or is in violation, in all material respects, of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, the USA PATRIOT ACT of 2001, the money laundering Laws of any jurisdiction, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Regulatory Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Regulatory Authority or any arbitrator involving any Southwest Entity with respect to the Money Laundering Laws is pending or, to the Knowledge of Southwest, threatened. Each Southwest Entity has been conducting operations at all times in material compliance with applicable financial recordkeeping and reporting requirements of all Money Laundering Laws administered and each Southwest Entity has established and maintained a system of internal controls designed to ensure compliance by the Southwest Entities with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws.
4.18.   Labor Relations.
(a) No Southwest Entity is the subject of any pending or threatened Litigation asserting that it or any other Southwest Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Southwest Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Southwest Entity party to or currently negotiating any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Southwest’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Southwest Entity pending or threatened and there have been no such actions or disputes since December 31, 2012. To the Knowledge of Southwest, since December 31, 2012, there has not been any attempt by any Southwest Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Southwest Entity. The employment of each employee and the engagement of each independent contractor of Southwest Entity are terminable at will by the relevant Southwest Entity without any penalty, liability or severance obligation incurred by any Southwest Entity except for those agreements or obligations listed in Section 4.19(i) of Southwest’s Disclosure Memorandum.
(b) Section 4.18(b) of Southwest’s Disclosure Memorandum separately sets forth all of Southwest’s employees, including for each such employee: name, job title, Fair Labor Standards Act designation, work location (identified by street address), current compensation paid or payable, all wage arrangements, fringe benefits (other than employee benefits applicable to all employees, which benefits are set forth on Section 4.19(a) of Southwest’s Disclosure Memorandum), bonuses paid the past three years, and visa and greencard application status. To Southwest’s Knowledge, no employee of any Southwest Entity is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such employee’s duties. No key employee of any Southwest Entity has provided written notice to a Southwest Entity of his or her intent to terminate his or her employment with the applicable Southwest Entity as of the date hereof, and, as of the date hereof, to Southwest’s Knowledge, no key employee intends to terminate his or her employment with Southwest before Closing.

(c) To the Knowledge of Southwest, no independent contractor, consultant, freelancer or other service provider (collectively, “Contractors”) used by the Southwest Entities at any point since December 31, 2012 is a party to, or is otherwise bound by, any agreement or arrangement with any third party, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such Contractor’s duties for the Southwest Entities. To Southwest’s Knowledge, no current Contractor used by the Southwest Entities intends to terminate his or her or its relationship with any Southwest Entity. The Southwest Entities have no obligation or liability with respect to any taxes (or the withholding thereof) in connection with any Contractor nor has Southwest performed any act or engaged in any activity that could result in Southwest being found to be a joint employer of a Contractor under the National Labor Relations Act, the Fair Labor Standards Act, any Occupational Safety and Health Administration laws or regulations, any state worker’s compensation laws, or any other law or regulation. The Southwest Entities have properly classified, pursuant to the Internal Revenue Code and any other applicable Law, all Contractors used by the Southwest Entities at any point.
(d) The Southwest Entities have no “leased employees” within the meaning of Internal Revenue Code § 414(n).
(e) The Southwest Entities have, or will have no later than the Closing Date, accrued all salaries, bonuses, commissions, and other wages due to be paid through the Closing Date. Each of the Southwest Entities is and at all times has been in material compliance with all Laws governing the employment of labor and the withholding of taxes, including but not limited to, all contractual commitments and all such Laws relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or Social Security taxes and similar taxes.
(f) There have not been any wage and hour claims by any employee of any Southwest Entity since December 31, 2012, nor, to Southwest’s Knowledge, are there any wage and hour claims currently threatened by any employee of any Southwest Entity. Except for claims for benefits in the Ordinary Course under a Southwest Benefit Plan, there have not been any proceedings by any employee of any Southwest Entity related to their employment with such Southwest Entity since December 31, 2012, nor, to the Knowledge of Southwest, are there any proceedings currently threatened by any employee of any Southwest Entity related to their employment with such Southwest Entity. Nor, to the Knowledge of Southwest, are there any governmental investigations open with or under consideration by the Department of Labor, Equal Employment Opportunity Commission, Office of Federal Contract Compliance Programs or any other governmental body charged with administering or enforcing employment related laws or regulations.
(g) All of the Southwest Entities’ employees are employed in the United States and are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. Each individual who renders services to any Southwest Entity has provided proof of employment eligibility and is properly classified as having the status of an employee or independent contractor or other non-employee status (including for purposes of taxation and Tax reporting and under Southwest Benefit Plans).
4.19.   Employee Benefit Plans.
(a) Southwest has made available to Simmons prior to the execution of this Agreement, true and correct copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Southwest Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Southwest or any ERISA Affiliate has or may have any obligation or Liability (collectively, the “Southwest Benefit Plans”). Any of the Southwest Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Southwest ERISA Plan.” Section 4.19(a) of Southwest’s Disclosure Memorandum has a complete and accurate list of all Southwest Benefit Plans. No Southwest Benefit Plan is subject to any

Laws other than those of the United States or any state, county, or municipality in the United States. Southwest has made available to Simmons prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Southwest Benefit Plans, (ii) all determination letters, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation (“PBGC”) regarding a Southwest Benefit Plan during this calendar year or any of the preceding three calendar years, or the most recent such letter or opinion if issued prior to the three preceding calendar years, (iii) annual reports or returns, audited or unaudited financial statements, actuarial or allocation reports, non-discrimination tests and valuations prepared for any Southwest Benefit Plan for the current plan year and the preceding three plan years, (iv) the most recent summary plan descriptions and any material modifications thereto for any Southwest Benefit Plan, (v) any correspondence with the DOL, IRS, PBGC, or any other governmental entity regarding a Southwest Benefit Plan, since December 31, 2009 (vi) any correspondence, memorandum or calculations, since December 31, 2009 regarding errors corrected or to be corrected with respect to any Southwest Benefit Plan under the IRS Employee Plans Compliance Resolution System and (vii) all actuarial valuations of Southwest Benefit Plans, since December 31, 2009.
(b) Since December 31, 2009, each Southwest Benefit Plan is and has been maintained in compliance with the terms of such Southwest Benefit Plan and with the applicable requirements of the Internal Revenue Code, ERISA, and any other applicable Laws. No Southwest Benefit Plan is required to be amended within the ninety-day period beginning on the Closing Date in order to continue to comply with ERISA, the Internal Revenue Code, and other applicable Law. Each Southwest Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code is so qualified and has received a favorable determination letter, or for a prototype or volume submitter plan, opinion letter, from the IRS that is still in effect and applies to the Southwest Benefit Plan and on which such Southwest Benefit Plan is entitled to rely. Nothing has occurred and no circumstance exists that could adversely affect the qualified status of such Southwest Benefit Plan.
(c) There are no pending or, to the Knowledge of Southwest, threatened claims or disputes under the terms of, or in connection with, the Southwest Benefit Plans other than claims for benefits in the Ordinary Course and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Southwest Benefit Plan.
(d) Neither Southwest nor any Affiliate of Southwest has engaged in any prohibited transaction for which there is not an exemption, within the meaning of Section 4975 of the Code or Section 406 of ERISA, with respect to any Southwest Benefit Plan and no prohibited transaction has occurred with respect to any Southwest Benefit Plan that would be reasonably expected to result in any liability or excise Tax under ERISA or the Internal Revenue Code. Neither Southwest, any Southwest Entity, any Southwest Entity employee, or any committee of which any Southwest Entity employee is a member has breached his or her fiduciary duty with respect to a Southwest Benefit Plan in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Southwest Benefit Plan. To Southwest’s Knowledge, no fiduciary, within the meaning of Section 3(21) of ERISA, who is not Southwest or any Southwest Entity employee, has breached his or her fiduciary duty with respect to a Southwest Benefit Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Southwest Benefit Plan that would reasonably be expected to result in any liability or excise Tax under ERISA or the Internal Revenue Code being imposed on Southwest or any Affiliate of Southwest.
(e) Neither Southwest nor any ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any liability with respect to (i) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3)), (ii) a “multiple employer plan” (within the meaning of ERISA or the Internal Revenue Code), (iii) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Internal Revenue Code), or (iv) an arrangement that is not either exempt from, or in compliance with, Section 409A of the Internal Revenue Code or that provides for indemnification for or gross-up of any taxes thereunder.

(f) Each Southwest Benefit Plan that is a health or welfare plan has been amended and administered, in all material respects, in accordance with the requirements of the Patient Protection and Affordable Care Act of 2010. Each Southwest Benefit Plan which is a self-funded health or welfare benefit plan (“Self-Funded Health or Welfare Plan”) does not have any covered claims incurred in plan years preceding the current plan year which are unpaid. Each Self-Funded Health or Welfare Plan has stop loss insurance policies in force for which all premium payments have been made and are current, and which provides for run-out or tail coverage for covered claims incurred prior to the end of the plan year or the termination of the applicable Self-Funded Health or Welfare Plan, but not submitted and paid prior to the end of such period, and such coverage extends for such period of time as provided under the applicable Self-Funded Health or Welfare Plan to submit claims for the period incurred under the applicable Self-Funded Health or Welfare Plan (the “Claims Period”). In the event the stop loss policies currently in place do not provide for run-out or tail coverage to the end of such Claims Period, the Southwest Entities will obtain such coverage at the satisfaction of Simmons prior to the Closing Date.
(g) No Southwest Entity has any Liability or obligation to provide postretirement health, medical or life insurance benefits to any Southwest Entity’s employees or former employees, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation Laws and for which the covered individual pays the full cost of coverage. No Tax under Internal Revenue Code Sections 4980B or 5000 has been incurred with respect to any Southwest Benefit Plan and no circumstance exists which could give rise to such Tax.
(h) All contributions required to be made to any Southwest Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Southwest Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Southwest.
(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of any Southwest Entity, or result in any (a) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (b) limitation on the right of any Southwest Entity to amend, merge, terminate or receive a reversion of assets from any Southwest Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Southwest Entities in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. Section 4.19(i) of Southwest’s Disclosure Memorandum sets forth accurate and complete data with respect to each individual who has a contractual right to severance pay or benefits triggered by a change in control and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Internal Revenue Code. No Southwest Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Internal Revenue Code, or otherwise.
4.20.   Material Contracts.
Except as otherwise reflected in the Southwest Financial Statements and the Southwest SEC Reports, none of the Southwest Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, any Contract (whether written or oral), (a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) and that has not been filed as an exhibit to one of the Southwest SEC Reports, (b) that is an employment, severance, termination, change-in-control, consulting, retirement or similar Contract, (c) relating to the borrowing of money by any Southwest Entity or the guarantee by any Southwest Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, advances and loans from the Federal Home Loan Bank, and trade payables, in each case in the

Ordinary Course) in excess of  $10,000, (d) which prohibits or restricts any Southwest Entity (and/or, following consummation of the transactions contemplated by this Agreement, Simmons) from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (e) relating to the purchase or sale of any goods or services by a Southwest Entity (other than Contracts entered into in the Ordinary Course and involving payments under any individual Contract not in excess of  $50,000 over its remaining term or involving Loans, borrowings or guarantees originated or purchased by any Southwest Entity in the Ordinary Course), (f) which obligates any Southwest Entity to conduct business with any third party on an exclusive or preferential basis, or requires referrals of business or any Southwest Entity to make available investment opportunities to any Person on a priority or exclusive basis, (g) which limits the payment of dividends by any Southwest Entity, (h) pursuant to which any Southwest Entity has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (i) pursuant to which any Southwest Entity has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger or contains a put, call or similar right involving the purchase or sale of any equity interests or Assets of any Person and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (j) which relates to Intellectual Property of Southwest (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses), (k) between any Southwest Entity, on the one hand, and (i) any officer or director of any Southwest Entity, or (ii) to the Knowledge of Southwest, any (x) record or beneficial owner of five percent or more of the voting securities of Southwest, (y) Affiliate or family member of any such officer, director or record or beneficial owner or (z) any other Affiliate of Southwest, on the other hand, except those of a type available to employees of Southwest generally, (l) that provides for payments to be made by Southwest or any of its Subsidiaries upon a change in control thereof, (m) that may not be canceled by Simmons, Southwest or any of their respective Subsidiaries (i) at their convenience (subject to no more than 90 days’ prior written notice), or (ii) without payment of a penalty or termination fee equal to or greater than $75,000 (assuming such Contract was terminated on the Closing Date), (n) containing any standstill or similar agreement pursuant to which Southwest has agreed not to acquire Assets or equity interests of another Person, (o) that provides for indemnification by Southwest or any of its Subsidiaries of any Person, except for non-material Contracts entered into in the Ordinary Course, (p) with or to a labor union or guild (including any collective bargaining agreement), (q) that grants any “most favored nation” right, right of first refusal, right of first offer or similar right with respect to any material Assets, or rights of Southwest or its Subsidiaries, taken as a whole, or (r) that would be terminable other than by a Southwest Entity or under which a material payment obligation would arise or be accelerated, in each case as a result of the Merger or the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events), or (s) any other Contract or amendment thereto that is material to any Southwest Entity or their respective business or Assets and not otherwise entered into in the Ordinary Course. Each Contract of the type described in this Section 4.20, whether or not set forth in Southwest’s Disclosure Memorandum together with all Contracts referred to in Sections 4.13 and 4.19(a), are referred to herein as the “Southwest Contracts.” With respect to each Southwest Contract: (i) the Southwest Contract is legal, valid and binding on Southwest or a Southwest Subsidiary and is in full force and effect and is enforceable in accordance with its terms; (ii) no Southwest Entity is in material Default thereunder; (iii) no Southwest Entity has repudiated or waived any material provision of any such Southwest Contract; (iv) no other party to any such Southwest Contract is, to the Knowledge of Southwest, in material Default or has repudiated or waived any material provision thereunder; and (v) there is not pending or, to the Knowledge of Southwest, threatened cancellations of any Southwest Contract. All of the Southwest Contracts have been Previously Disclosed and complete and correct copies of each Southwest Contract have been made available to Simmons. All of the indebtedness of any Southwest Entity for money borrowed is prepayable at any time by such Southwest Entity without penalty or premium.

4.21.   Agreements with Regulatory Authorities.
Neither Southwest nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any formal or informal written agreement, consent decree, or memorandum of understanding with, or is a party to any commitment letter, safety and soundness compliance plan, order of prohibition or suspension or other written statement as described under 12 U.S.C. 1818(u), or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in Southwest’s Disclosure Memorandum, a “Southwest Regulatory Agreement”), nor has Southwest or any Southwest Subsidiary been advised in writing or, to Southwest’s Knowledge, orally, since December 31, 2012, by any Regulatory Authority that it is considering issuing, initiating, ordering, or requesting any such Southwest Regulatory Agreement.
4.22.   Investment Securities.
(a) Each of Southwest and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements, borrowings of federal funds or advances and loans from the Federal Reserve Banks or Federal Home Loan Banks or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Southwest SEC Reports and (ii) to the extent such securities or commodities are pledged in the Ordinary Course and in accordance with prudent banking practices to secure obligations of Southwest or its Subsidiaries. Such securities are valued on the books of Southwest in accordance with GAAP in all material respects.
(b) Southwest and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Southwest believes are prudent and reasonable in the context of their respective businesses, and Southwest and its Subsidiaries have, since December 31, 2012, been in compliance with such policies, practices and procedures in all material respects.
4.23.   Derivative Instruments and Transactions.
All Derivative Transactions (as defined below) whether entered into for the account of any Southwest Entity or for the account of a customer of any Southwest Entity (a) were entered into in the Ordinary Course and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the Southwest Entity party thereto and, to the Knowledge of Southwest, each of the counterparties thereto and (c) are in full force and effect and enforceable in accordance with their terms. Southwest or its Subsidiaries and, to the Knowledge of Southwest, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Southwest, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of Southwest and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the Books and Records of Southwest and such Subsidiaries in accordance with GAAP. For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.24.    Legal Proceedings.
There is no Litigation instituted or pending, or, to the Knowledge of Southwest, threatened against any Southwest Entity, or against any current or former director, officer or employee of a Southwest Entity in their capacities as such or Employee Benefit Plan of any Southwest Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Southwest Entity, in each case, that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Southwest. Section 4.24 of Southwest’s Disclosure Memorandum sets forth a list of all Litigation as of the date of this Agreement to which any Southwest Entity is a party. Section 4.24 of Southwest’s Disclosure Memorandum sets forth a list of all Orders to which any Southwest Entity is subject.
4.25.   Statements True and Correct.
(a) None of the information supplied or to be supplied by any Southwest Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Simmons with the SEC will, when supplied or when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Proxy Statement relating to Southwest and its Subsidiaries and other portions within the reasonable control of Southwest and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.
(b) None of the information supplied or to be supplied by any Southwest Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement, and any other documents to be filed by a Southwest Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Proxy Statement, when first mailed to the shareholders of Southwest and shareholders of Simmons, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of Southwest’s Shareholders’ Meeting and Simmons’ Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Southwest’s Shareholders’ Meeting or Simmons’ Shareholders’ Meeting.
4.26.   State Takeover Statutes and Takeover Provisions.
Southwest has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”). No Southwest Entity is the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of Simmons entitled to vote in the election of Simmons’ directors.
4.27.   Opinion of Financial Advisor.
Southwest has received the opinion of Keefe Bruyette & Woods, Inc., which, if initially rendered verbally has been confirmed by a written opinion, dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid to the holders of Southwest Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.28.   Tax and Regulatory Matters.
No Southwest Entity or, to the Knowledge of Southwest, any Affiliate thereof has taken or agreed to take any action, and Southwest does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.
4.29.   Loan Matters.
(a) Neither Southwest nor any of its Subsidiaries is a party to any written or oral Loan in which Southwest or any Southwest Subsidiary is a creditor which as of September 30, 2016, had an outstanding balance of  $50,000 or more and under the terms of which the obligor was, as of November 30, 2016, over 90 days or more delinquent in payment of principal or interest. Except as such disclosure may be limited by any applicable Law, Section 4.29(a) of Southwest’s Disclosure Memorandum sets forth a true, correct and complete list of all of the Loans of Southwest and its Subsidiaries that, (A) as of September 30, 2016 had an outstanding balance of  $50,000 or more and were (1) on non-accrual status or (2) classified by Southwest as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date, and (B) at any point since December 31, 2012, constituted a “Troubled Debt Restructuring,” as defined in the Accounting Standards Codification Subtopic 310-40.
(b) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by a Southwest Entity and are complete and correct in all material respects.
(c) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Southwest’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.
(d) None of the Contracts pursuant to which any Southwest Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan. Except as would not be material to Southwest and its Subsidiaries, each Loan included in a pool of Loans originated, securitized or, to the Knowledge of Southwest, acquired by Southwest or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and Loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable Laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and, except as would not be material to Southwest and its Subsidiaries, no Loan has been bought out of a Pool without all required approvals of the applicable investors.
(e) (i) Section 4.29(e) of Southwest’s Disclosure Memorandum sets forth a list of all Loans as of the date hereof by Southwest to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any Southwest Entity, (ii) there are no employee, officer, director, principal shareholder or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.
(f) Neither Southwest nor any of its Subsidiaries is now nor has it ever been since December 31, 2012, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
4.30.   Deposits.
All of the deposits held by Southwest Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of Southwest Bank and (b) all applicable Laws, including Money Laundering Laws and anti-terrorism or embargoed persons requirements. All of the deposits held by Southwest Bank are insured to the maximum limit set by the FDIC, and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Southwest, threatened.
4.31.   Allowance for Loan and Lease Losses.
The allowance for loan and lease losses (“ALLL”) reflected in the Southwest Financial Statements was, as of the date of each of the Southwest Financial Statements, in the opinion of management of Southwest, in compliance with Southwest’s existing methodology for determining the adequacy of its ALLL and in compliance in all material respects with the standards established by the applicable Regulatory Authority, the Financial Accounting Standards Board and GAAP, and is adequate.
4.32.   Insurance.
Southwest Entities are insured with reputable insurers against such risks and in such amounts as the management of Southwest reasonably has determined to be prudent and consistent with industry practice. Section 4.32 of Southwest’s Disclosure Memorandum contains a true, correct and complete list and a brief description (including the name of the insurer, agent, coverage and the expiration date) of all insurance policies in force on the date hereof with respect to the business and Assets of the Southwest Entities, correct and complete copies of which policies have been provided to Simmons prior to the date hereof. The Southwest Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Southwest Entities, Southwest or Southwest Bank is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion. To Southwest’s Knowledge, no Southwest Entity has received any written notice of cancellation or non-renewal of any such policies, nor, to Southwest’s Knowledge, is the termination of any such policies threatened.
4.33.   OFAC; Sanctions.
None of Southwest, any Southwest Entity or any director or officer or, to the Knowledge of Southwest, any agent, employee, affiliate or other Person acting on behalf of any Southwest Entity (a) engaged in any services (including financial services), transfers of goods, software, or technology, or any other business activity related to (i) Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine claimed by Russia (“Sanctioned Countries”), (ii) the government of any Sanctioned Country, (iii) any person, entity or organization located in, resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any Person made subject of any sanctions administered or enforced by the United States Government, including, without limitation, the list of Specially Designated Nationals (“SDN List”) of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions or (d) is located, organized or resident in any Sanctioned Country.
4.34.   Brokers and Finders.
Except for Keefe Bruyette & Woods, Inc., neither Southwest nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.
4.35.   Transactions with Affiliates.
There are no Contracts, plans, arrangements or other transactions between any Southwest Entity, on the one hand, and (a) any officer or director of any Southwest Entity, (b) to Southwest’s Knowledge, any (i) record or beneficial owner of five percent or more of the voting securities of Southwest or (ii) Affiliate or family member of any such officer, director or record or beneficial owner, or (c) any other Affiliate of Southwest, on the other hand, except those, in each case, of a type available to employees of Southwest generally.
4.36.   No Investment Adviser Subsidiary.
Neither Southwest nor any Southwest Subsidiary provides investment management, investment advisory or sub-advisory services to any Person (including management and advice provided to separate accounts and participation in wrap fee programs) and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.
4.37.   No Broker-Dealer Subsidiary.
Neither Southwest nor any Southwest Subsidiary is a broker-dealer required to be registered under the Exchange Act with the SEC.
4.38.   No Insurance Subsidiary.
Neither Southwest nor any Southwest Subsidiary conducts insurance operations that require a license from any national, state or local governmental authority or Regulatory Authority under any applicable Law.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SIMMONS
Except as Previously Disclosed, Simmons hereby represents and warrants to Southwest as follows:
5.1.   The Standard.
No representation or warranty of Simmons contained in ARTICLE 5 shall be deemed untrue or incorrect, and Simmons shall not be deemed to have breached a representation or warranty, in each case for all purposes hereunder, including the condition set forth in Section 8.3(a), as a consequence or result of the existence or absence of any fact, circumstance, change or event unless such fact, circumstance, change or event, individually or taken together with all other facts, circumstances, changes or events inconsistent with any representation or warranty contained in ARTICLE 5 has had or is reasonably likely to have a Material Adverse Effect on Simmons (it being understood that for the purpose of determining the accuracy of such representations and warranties, other than the representation in Section 5.7, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded); provided, that the foregoing shall not apply to the representations in Sections 5.2 (first sentence only), 5.3(a), 5.3(b)(i), 5.4(b) and 5.15, which shall be true and correct in all material respects, and the representations and warranties in Sections 5.4(a), 5.4(c) and 5.7, which shall be true and correct in all respects (except for inaccuracies in Sections 5.4(a) and 5.4(c) that are de minimis in amount).

5.2.   Organization, Standing, and Power.
Simmons is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Arkansas, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Simmons is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.
5.3.   Authority; No Breach By Agreement.
(a) Authority. Simmons has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Simmons, subject to the requisite approval of this Agreement by the holders of Simmons Capital Stock entitled to vote on this Agreement and the Merger. Subject to such requisite Simmons shareholder approval, and assuming the due authorization, execution and delivery by Southwest, this Agreement represents a legal, valid, and binding obligation of Simmons, enforceable against Simmons in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(b) No Conflicts. Neither the execution and delivery of this Agreement by Simmons, nor the consummation by Simmons of the transactions contemplated hereby, nor compliance by Simmons with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Simmons’ Articles of Restatement of the Articles of Incorporation or Amended Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Simmons Entity under, any Contract or Permit of any Simmons Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Simmons Entity or any of their respective material Assets.
(c) Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Registration Statement), applicable state corporate and securities Laws, the rules of NASDAQ, the ABCA, the OGCA, the Laws of the State of Arkansas with respect to Simmons Bank, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Simmons of the Merger and the other transactions contemplated in this Agreement.
5.4.   Capital Stock.
(a) The authorized capital stock of Simmons consists of  (i) 120,000,000 shares of Simmons Common Stock, of which 31,277,117 shares are issued and outstanding as of December 12, 2016, and (ii) 40,040,000 shares of preferred stock, par value $0.01 per share of Simmons, of which no shares are issued and outstanding as of December 12, 2016. As of the date of this Agreement, no more than 475,380 shares of Simmons Common Stock are subject to Simmons Options or other Equity Rights in respect of Simmons Common Stock, and no more than 510,524 shares of Simmons Common Stock were reserved for future grants under the Simmons Stock Plans. Upon any issuance of any shares of Simmons Common Stock in accordance with the terms of the Simmons Stock Plans, such shares will be duly and validly issued and fully paid and nonassessable.
(b) All of the issued and outstanding shares of Simmons Capital Stock are, and all of the shares of Simmons Common Stock to be issued in exchange for shares of Southwest Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the ABCA. None of the shares of Simmons Common Stock to be issued in exchange for shares of Southwest Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Simmons.

(c) Except as set forth in Section 5.4(a), as of December 12, 2016, there are no shares of capital stock or other equity securities of Simmons outstanding and no outstanding Equity Rights relating to the capital stock of Simmons. No Simmons Subsidiary owns any capital stock of Southwest.
5.5.   SEC Filings; Financial Statements.
(a) Simmons has timely filed all SEC Documents required to be filed by Simmons since December 31, 2014 (the “Simmons SEC Reports”). The Simmons SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Simmons SEC Reports or necessary in order to make the statements in such Simmons SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Simmons Bank and Simmons Subsidiaries that are registered as a broker, dealer, or investment adviser, no Simmons Subsidiary is required to file any SEC Documents.
(b) Each of the Simmons Financial Statements (including, in each case, any related notes) contained in the Simmons SEC Reports, including any Simmons SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Simmons and its Subsidiaries as at the respective dates and the consolidated results of operations, shareholders’ equity and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.
(c) Since December 31, 2015, Simmons and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Simmons in the Simmons SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the chief executive officer, chief financial officer or other members of executive management of Simmons as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Simmons required under the Exchange Act with respect to such reports.
(d) Simmons and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Simmons has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Simmons’ outside auditors and the audit committee of the board of directors of Simmons, (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Simmons’ ability to accurately record, process summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Simmons’ internal control over financial reporting.
(e) Since December 31, 2012, (i) neither any Simmons Entity nor, to the Knowledge of Simmons, any director, officer, employee, auditor, accountant or representative of any Simmons Entity has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Simmons Entity or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Simmons Entity has engaged in questionable accounting or auditing practices and (ii) no attorney representing any Simmons Entity, whether or not employed by any Simmons

Entity, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Simmons or any of its officers, directors, employees or agents to the board of directors of Simmons or any committee thereof or to any of Simmons’ directors or officers.
5.6.   Absence of Undisclosed Liabilities.
No Simmons Entity has incurred any Liability, except (a) such Liabilities incurred in the Ordinary Course consistent with past practice since December 31, 2015, (b) in connection with this Agreement and the transactions contemplated hereby, and (c) such Liabilities that are accrued or reserved against in the consolidated balance sheets of Simmons as of September 30, 2016, included in the Simmons Financial Statements delivered or filed prior to the date of this Agreement.
5.7.   Absence of Certain Changes or Events.
Since December 31, 2015 there has not been a Material Adverse Effect on Simmons.
5.8.   Tax Matters.
(a) The Simmons Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed and such Tax Returns are correct and complete in all material respects. The Simmons Entities are not the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course). All material Taxes of the Simmons Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of the Simmons Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Simmons Entity does not file a Tax Return that such Simmons Entity may be subject to Taxes by that jurisdiction.
(b) None of the Simmons Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Simmons Entity. None of the Simmons Entities has waived any statute of limitations in respect of any Taxes.
(c) Each Simmons Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.
5.9.   Compliance with Laws.
Simmons is duly registered as a bank holding company and has elected to be treated as a financial holding company under the BHC Act. Each Simmons Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the Simmons Entities:
(a) is in Default under its Articles of Restatement of the Articles of Incorporation or Amended Bylaws (or other governing instruments); or
(b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or
(c) since December 31, 2012, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Simmons Entity is not in compliance with any Laws or Orders, or (ii) requiring any Simmons Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal or informal agreement, directive, consent decree, commitment or memorandum of understanding, order of prohibition or suspension or other written statements as described under 12 U.S.C. 1818(u), or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

5.10.   Legal Proceedings.
There is no Litigation instituted or pending, or, to the Knowledge of Simmons, threatened against any Simmons Entity, or against any director, employee or employee benefit plan of any Simmons Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Simmons Entity.
5.11.   Reports.
Since December 31, 2012, each Simmons Entity has filed all material reports and statements, together with any amendments required to be made with respect thereto, including Call Reports, that it was required to file with Regulatory Authorities (other than the SEC). As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, in light of the circumstances under which they were made, or necessary to make the statements made therein not misleading.
5.12.   Statements True and Correct.
(a) None of the information supplied or to be supplied by any Simmons Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Simmons with the SEC, will, when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Registration Statement and the Proxy Statement relating to Simmons and its Subsidiaries and other portions within the reasonable control of Simmons and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.
(b) None of the information supplied or to be supplied by any Simmons Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement to be mailed to Southwest’s shareholders and Simmons’ shareholders in connection with Southwest’s Shareholders’ Meeting and Simmons’ Shareholders’ Meeting, and any other documents to be filed by any Simmons Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Southwest and the shareholders of Simmons, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of Southwest’s Shareholders’ Meeting and Simmons’ Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact, in light of the circumstances under which they were made, necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Southwest’s Shareholders’ Meeting or Simmons’ Shareholders’ Meeting.
5.13.   Tax and Regulatory Matters.
No Simmons Entity or, to the Knowledge of Simmons, any Affiliate thereof has taken or agreed to take any action, and Simmons does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.
5.14.   Regulatory Capitalization.
Each of Simmons and Simmons Bank is “well capitalized” as such term is defined in the rules and regulations promulgated by the Federal Reserve.
5.15.   Brokers and Finders.
Except for Stephens Inc., neither Simmons nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION
6.1.   Affirmative Covenants of Southwest.
(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Simmons shall have been obtained (which consent shall not be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated herein, required by applicable Law, or as set forth in Section 6.1(a) of Southwest’s Disclosure Memorandum, Southwest shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and Ordinary Course, consistent with past practice, (ii) use its reasonable best efforts to preserve intact its business (including its organization, Assets, goodwill and insurance coverage), and maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its officers and key employees, and (iii) take no action that is intended to or which would reasonably be expected to adversely affect or delay (A) the receipt of any approvals of any Regulatory Authority required to consummate the transactions contemplated by this Agreement, (B) the consummation of the transactions contemplated by this Agreement or (C) performance of its covenants and agreements in this Agreement.
(b) Beginning on the date that is two weeks after the date hereof, and every two weeks thereafter, Southwest shall provide, and shall cause Southwest Bank also to provide, to Simmons a report describing all of the following which has occurred in the prior two weeks:
(i) new, renewed, extended, modified, amended or terminated Contracts that provide for aggregate annual payments of  $50,000 or more; and
(ii) new Loans or commitments (including a letter of credit) for Loans in excess of  $1,000,000, any renewals or extensions of existing Loans or commitments for any Loans in excess of  $1,000,000, or any material amendments or modifications to Loans in excess of  $1,000,000.
6.2.   Negative Covenants of Southwest.
From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Simmons shall have been obtained (which consent shall not be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated herein or as set forth in Section 6.2 of Southwest’s Disclosure Memorandum, Southwest covenants and agrees that it will not do or agree or commit to do, or cause or permit any of its Subsidiaries to do or agree or commit to do, any of the following:
(a) amend the certificate of incorporation, bylaws or other governing instruments of any Southwest Entity;
(b) incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for any additional debt obligation or other obligation for borrowed money (other than indebtedness of Southwest to Southwest Bank or of Southwest Bank to Southwest, or the creation of deposit liabilities, purchases of federal funds, borrowings from any Federal Home Loan Bank, sales of certificates of deposits, in each case incurred in the Ordinary Course);
(c) (i) repurchase, redeem, or otherwise acquire or exchange (other than in accordance with the terms of this Agreement), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any Southwest Entity, (ii) make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of Southwest’s capital stock or other equity interests (except for regular quarterly cash dividends by Southwest at a rate not in excess of  $0.08 per share of Southwest Common Stock);
(d) issue, grant, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any Contract to issue, grant, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of Southwest Common Stock or any other capital stock of any Southwest Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right;

(e) directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of any Southwest Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Southwest Common Stock, or sell, transfer, lease, mortgage, permit any Lien, or otherwise dispose of, discontinue or otherwise encumber (i) any shares of capital stock or other equity interests of any Southwest Entity (unless any such shares of capital stock or other equity interest are sold or otherwise transferred to Southwest or one of the Southwest Subsidiaries) or (ii) any Asset with a then current value of  $10,000 or more other than (A) pursuant to Contracts in force at the date of this Agreement, (B) Loan participations, or (C) sales of investment securities, each in the Ordinary Course;
(f) (i) except for purchases of investment securities in the Ordinary Course, purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, Asset transfers, purchase of any Assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course), any Person other than Southwest Bank, or otherwise acquire direct or indirect control over any Person or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any Person (other than consolidations, mergers or reorganizations solely among wholly owned Southwest Subsidiaries), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;
(g) except as required by a Southwest Contract or by applicable Law, (i) grant any bonus or increase in compensation or benefits to the employees or officers of any Southwest Entity, (ii) pay any (x) severance or termination pay or (y) any bonus, in either case other than pursuant to a Southwest Benefit Plan in effect on the date hereof and in the case of clause (x) subject to receipt of an effective release of claims from the employee, and in the case of clause (y) to the extent required under the terms of the Southwest Benefit Plan without the exercise of any upward discretion, (iii) enter into, amend, or increase the benefits payable under any severance, change in control, retention, bonus guarantees, collective bargaining agreement or similar agreement or arrangement with employees or officers of any Southwest Entity, (iv) grant any increase in fees or other increases in compensation or other benefits to directors of any Southwest Entity, (v) waive any stock repurchase rights, or grant, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $75,000, other than for cause or (viii) hire any officer, employee, independent contractor or consultant (who is a natural person) who has annual base compensation greater than $100,000;
(h) enter into, amend or renew any employment Contract between any Southwest Entity and any Person (unless such amendment is required by Law) that the Southwest Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;
(i) except as required by Law or, with respect to a Southwest ERISA Plan that is intended to be tax-qualified in the opinion of counsel is necessary or advisable to maintain the tax qualified status, (i) adopt or establish any new Employee Benefit Plan of any Southwest Entity or terminate or withdraw from, or amend, any Southwest Benefit Plan, (ii) make any distributions from such Employee Benefit Plans, except as required by the terms of such plans, or (iii) fund or in any other way secure the payment of compensation or benefits under any Southwest Benefit Plan;
(j) make any change in any accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in regulatory accounting requirements or GAAP;
(k) commence any Litigation other than in the Ordinary Course, or settle, waive or release or agree or consent to the issuance of any Order in connection with any Litigation (i) involving any Liability of any Southwest Entity for money damages in excess of  $50,000 or that would impose any restriction on the operations, business or Assets of any Southwest Entity or the Surviving Corporation or (ii) arising out of or relating to the transactions contemplated hereby (other than as permitted by Section 10.13);
(l) (i) enter into, renew, extend, modify, amend or terminate any (A) Contract (1) with a term longer than one year or (2) that calls for aggregate payments of  $50,000 or more, (B) Southwest Contract, (C) Contract referenced in Section 4.34 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement), or (D) Contract, plan, arrangement or other transaction of the type described in Section 4.35 (other than, in the case of sub-clauses (A) and (B), Contracts that can be terminated on less than 30 days’ notice with no prepayment penalty, Liability or other obligation), (ii) make any amendment or modification to any Contract described in clause (i), other than in the Ordinary Course, or (iii) waive, release, compromise or assign any material rights or claims under any Contract described in clause (i);
(m) (i) enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof) or (ii) change its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans except as required by Law or by rules or policies imposed by a Regulatory Authority;
(n) make, or commit to make, any capital expenditures in excess of  $50,000 individually or $500,000 in the aggregate;
(o) except as required by Law or applicable Regulatory Authorities, make any material changes in its policies and practices with respect to (i) its hedging practices and policies or (ii) insurance policies including materially reducing the amount of insurance coverage currently in place or failing to renew or replace any existing insurance policies;
(p) cancel, compromise, waive, or release any material indebtedness owed to any Person (other than a Southwest Entity) or any rights or claims held by any Person (other than a Southwest Entity), except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;
(q) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;
(r) materially change or restructure its investment securities portfolios, its investment securities practices or policies, or change its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or change its interest rate exposure through purchases, sales or otherwise, or the manner in which its investment securities portfolios are classified or reported;
(s) alter materially its interest rate or fee pricing policies with respect to depository accounts of any Southwest Subsidiaries or waive any material fees with respect thereto;
(t) make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, file any amended material Tax Returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, settle or compromise any material Tax liability of any Southwest Entity, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;
(u) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(v) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients;
(w) foreclose upon or take a deed or title to any commercial real estate (excluding real estate used solely for agricultural production) without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding 12 months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of hazardous material;
(x) make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Southwest Bank), except for (i) Loans or commitments for Loans made or acquired in full compliance with the Southwest Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement without utilization of an exception to the Southwest Bank’s underwriting policy and related Loan policies (other than immaterial exceptions to such underwriting policy and related Loan policies), (ii) (A) Loans or commitments for Loans or (B) amendments or modifications of any existing Loans, in each case, with a principal balance equal to or less than $3,000,000 made in full compliance with the Southwest Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement, including pursuant to an exception to such underwriting policy and related Loan policies that is reasonable in light of the underwriting of the borrower for such Loan or commitment;
(y) other than in the Ordinary Course, repurchase, or provide indemnification relating to, Loans in the aggregate in excess of  $100,000;
(z) notwithstanding any other provision hereof, knowingly take any action that is reasonably likely to result in any of the conditions set forth in ARTICLE 8 not being satisfied, or materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law; or
(aa) agree to take, make any commitment to take, or adopt any resolutions of Southwest’s board of directors in support of, any of the actions prohibited by this Section 6.2.
6.3.   Covenants of Simmons.
From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Southwest shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Simmons’ Disclosure Memorandum, Simmons covenants and agrees that it shall not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Southwest, which consent shall not be unreasonably withheld, delayed or conditioned:
(a) amend the articles of incorporation, bylaws or other governing instruments of Simmons or any Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) in a manner that would adversely affect Southwest or the holders of Southwest Common Stock adversely relative to other holders of Simmons Common Stock;
(b) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;
(c) take any action that could reasonably be expected to impede or materially delay consummation of the transactions contemplated by this Agreement; or
(d) agree to take, make any commitment to take, or adopt any resolutions of Simmons’ board of directors in support of, any of the actions prohibited by this Section 6.3.

6.4.   Reports.
Each Party and its Subsidiaries shall file all reports, including Call Reports, required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC and with respect to the financial statements in the Call Reports, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material) or applicable regulatory accounting principles (with respect to the financial statements contained in the Call Reports) consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1.   Registration Statement; Proxy Statement; Shareholder Approvals.
(a) Simmons and Southwest shall promptly prepare and file with the SEC, a joint proxy statement/prospectus in definitive form (including any amendments thereto, the “Proxy Statement”) and Simmons shall prepare and file with the SEC the Registration Statement (including the prospectus of Simmons and Proxy Statement constituting a part thereof and all related documents) as promptly as reasonably practicable after the date of this Agreement, subject to full cooperation of both Parties and their respective advisors and accountants. Simmons and Southwest agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other Party and its counsel and its accountants in the preparation of the Registration Statement and the Proxy Statement. Each of Simmons and Southwest agrees to use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and Southwest and Simmons shall thereafter mail or deliver the Proxy Statement to their respective shareholders promptly following the date of effectiveness of the Registration Statement. Simmons also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Southwest shall furnish all information concerning Southwest and the holders of Southwest Common Stock as may be reasonably requested in connection with any such action. Each of Simmons and Southwest agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors and shareholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Simmons, Southwest or their respective Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement. Southwest shall have the right to review and consult with Simmons with respect to any information included in, the Registration Statement prior to its being filed with the SEC. Simmons will advise Southwest, promptly after Simmons receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Simmons Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
(b) Southwest shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (“Southwest’s Shareholders’ Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon the adoption of this Agreement by a majority of the outstanding shares of Southwest Common Stock entitled to vote thereon (the “Southwest Shareholder Approval”) and such other related matters as it deems appropriate. Southwest agrees that its obligations pursuant to this Section 7.1(b) shall not be affected by the commencement, proposal, disclosure or communication to Southwest of any Acquisition Proposal. Southwest shall (i) through its board of directors (which shall recommend and determine advisable the Merger and this Agreement), recommend to its shareholders the adoption of this Agreement (the

“Southwest Recommendation”), (ii) include such Southwest Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Southwest Shareholder Approval. Neither the board of directors of Southwest nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Simmons, the Southwest Recommendation or take any action, or make any public statement, filing or release inconsistent with the Southwest Recommendation (any of the foregoing being a “Change in the Southwest Recommendation”). If requested by Simmons, Southwest shall retain a proxy solicitor reasonably acceptable to, and on terms reasonably acceptable to, Simmons in connection with obtaining the Southwest Shareholder Approval.
(c) Southwest shall adjourn or postpone Southwest’s Shareholders’ Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Southwest Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Southwest shall also adjourn or postpone Southwest’s Shareholders’ Meeting, if on the date of Southwest’s Shareholders’ Meeting Southwest has not recorded proxies representing a sufficient number of shares necessary to obtain the Southwest Shareholder Approval. Notwithstanding anything to the contrary herein, Southwest’s Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of Southwest at Southwest’s Shareholders’ Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Southwest of such obligation. Southwest shall only be required to adjourn or postpone Southwest’s Shareholders’ Meeting two times pursuant to the second sentence of this Section 7.1(c).
(d) Simmons shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (the “Simmons’ Shareholders’ Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon the approval of this Agreement by a majority of the outstanding shares of Simmons Common Stock entitled to vote thereon (the “Simmons Shareholder Approval”) and such other related matters as it deems appropriate. Simmons shall (i) through its board of directors, recommend to its shareholders the approval of this Agreement (the “Simmons Recommendation”), (ii) include such Simmons Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Simmons Shareholder Approval.
7.2.   Acquisition Proposals.
(a) No Southwest Entity shall, and it shall cause its Representatives not to, directly or indirectly, (i) solicit, initiate, encourage (including by providing information or assistance), facilitate or induce any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (iii) approve, agree to, accept, endorse or recommend any Acquisition Proposal, or (iv) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2 by any Subsidiary or Representative of Southwest shall constitute a breach of this Section 7.2 by Southwest.
(b) Notwithstanding anything to the contrary in Section 7.2(a), if Southwest or any of its Representatives receives an unsolicited, bona fide written Acquisition Proposal by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to Southwest’s Shareholders’ Meeting that did not result from or arise in connection with a breach of Section 7.2(a), Southwest and its Representatives may, prior to (but not after) Southwest’s Shareholders’ Meeting, take the following actions if the board of directors of Southwest (or any committee thereof) has (i) determined, in its good faith judgment (after consultation with Southwest’s financial advisors and outside legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to take such actions would cause it to violate its fiduciary duties under applicable Law, and (ii) obtained from such Person or “Group” an executed confidentiality agreement containing terms at least as restrictive with respect to such Person or “Group” as the terms of the Confidentiality Agreement is in each provision with respect to Simmons (and such confidentiality agreement shall not provide such Person or “Group” with any exclusive right to negotiate with Southwest): (A) furnish information to (but only if Southwest shall have provided such information to Simmons prior to furnishing it to any such Person or “Group”), and (B) enter into discussions and negotiations with, such Person or “Group” with respect to such bona fide written Acquisition Proposal.
(c) Promptly (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, Southwest shall advise Simmons in writing of the receipt of such Acquisition Proposal, request or inquiry, and the terms and conditions of such Acquisition Proposal, request or inquiry (including, in each case, the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making any such Acquisition Proposal, request or inquiry), and Southwest shall as promptly as practicable provide to Simmons (i) a copy of such Acquisition Proposal, request or inquiry, if in writing, or (ii) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral. Southwest shall provide Simmons as promptly as practicable (but in no event more than 24 hours) with notice setting forth all such information as is necessary to keep Simmons informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such Acquisition Proposal, request or inquiry.
(d) Notwithstanding anything herein to the contrary, at any time prior to Southwest’s Shareholders’ Meeting, if Southwest has received a Superior Proposal (after giving effect to the terms of any revised offer by Simmons pursuant to this Section 7.2(d)), the board of directors of Southwest may, in connection with the Superior Proposal, make a Change in the Southwest Recommendation (including, for the avoidance of doubt, approving, endorsing or recommending any Acquisition Proposal), if the board of directors of Southwest has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be a violation of the directors’ fiduciary duties under applicable Law; provided, that the board of directors of Southwest may not take the actions set forth in this Section 7.2(d) unless:
(i) Southwest has complied in all material respects with this Section 7.2;
(ii) Southwest has provided prior written notice to Simmons at least five Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Simmons that the board of directors of Southwest has received a Superior Proposal and shall include a copy of such Superior Proposal;
(iii) during the Notice Period, Southwest has and has caused its financial advisors and outside legal counsel to, negotiate with Simmons in good faith (to the extent Simmons desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the judgment of the board of directors of Southwest) a Superior Proposal; and
(iv) the board of directors of Southwest has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Simmons, if any, that such Superior Proposal remains a Superior Proposal.
If during the Notice Period any revisions are made to the Superior Proposal, Southwest shall deliver a new written notice to Simmons and shall comply with the requirements of this Section 7.2 with respect to such new written notice, including commencement of a new Notice Period.
Notwithstanding any Change in the Southwest Recommendation, this Agreement shall be submitted to the shareholders of Southwest at Southwest’s Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve Southwest of such obligation; provided, that if the board of directors of Southwest shall have effected a Change in the Southwest Recommendation, then the board of directors of Southwest, in connection with the submission of this Agreement to the shareholders of Southwest may submit this Agreement without recommendation (although the resolution adopting this Agreement as of the date hereof may not be rescinded), in which event the board of directors of Southwest may communicate the basis for its lack of a recommendation to the shareholders of Southwest in the Proxy Statement or an appropriate amendment or supplement thereto. In addition to the foregoing, Southwest shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger or enter into any Acquisition Agreement with respect to any Acquisition Transaction other than the Merger.

(e) Southwest and Southwest Subsidiaries shall, and Southwest shall direct its Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person (other than Simmons and its Representatives) that has made or indicated an intention to make an Acquisition Proposal and (iii) not waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary and shall strictly enforce any such provisions.
(f) Nothing contained in this Agreement shall prevent Southwest or its board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the shareholders of Southwest if the board of directors of Southwest (after consultation with outside legal counsel) concludes that its failure to do so would be a violation of the directors’ fiduciary duties under applicable Law. Issuance of any such communication shall be deemed a Change in the Southwest Recommendation unless the communication includes a reaffirmation of the Southwest Recommendation in favor of approval by the shareholders of Southwest of this Agreement.
7.3.   Exchange Listing.
Simmons shall use its reasonable best efforts to list, prior to the Effective Time, on NASDAQ the shares of Simmons Common Stock to be issued to the holders of Southwest Common Stock pursuant to the Merger, and Simmons shall give all notices and make all filings with NASDAQ required in connection with the transactions contemplated herein.
7.4.   Consents of Regulatory Authorities.
(a) Simmons and Southwest and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all applications, notices and filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Regulatory Authorities. Simmons shall use its reasonable best efforts to resolve objections, if any, which may be asserted with respect to the Merger under any applicable Law or Order; provided, that in no event shall Simmons be required to accept any new restriction or condition on any of the Simmons Entities or the Southwest Entities, which is materially burdensome on Simmons’ business or on the business of Southwest or Southwest Bank, in each case following the Closing or which would likely reduce the economic benefits of the transactions contemplated by this Agreement to Simmons to such a degree that Simmons would not have entered into this Agreement had such condition or restriction been known to it at the date hereof  (any such condition or restriction, a “Burdensome Condition”). Each of Simmons and Southwest shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing review and consultation rights, each of the Parties hereto agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it will consult with the other Party hereto with respect to the obtaining of all material Permits and Consents of third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other Party upon receiving any communication from a Regulatory Authority the Consent of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, the receiving Party shall, to the extent permitted by applicable Law (i) promptly advise the other Party of the receipt of such Regulatory Communication, (ii) provide the other Party with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof  (other than portions of materials to be filed or submitted in connection therewith that contain confidential or non-public supervisory information or competitively sensitive business or proprietary information), and (iii) if permitted by the applicable Regulatory Authority, provide the other Party with the opportunity to participate in any meetings or substantive telephone conversations that the receiving party or its Representatives may have from time to time with any Regulatory Authority with respect to the transactions contemplated by this Agreement to the extent such meetings or telephone conversations do not contain or involve confidential or non-public supervisory information, competitively sensitive business or proprietary information.
(b) Each Party agrees, upon request, subject to applicable Laws related to the exchange of information, to promptly furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any Regulatory Authority.
7.5.   Investigation and Confidentiality.
(a) Southwest shall promptly notify Simmons of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable Law, of any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of a material claim, action, suit, proceeding or investigation involving Southwest or Southwest Bank.
(b) Southwest shall promptly advise Simmons of any fact, change, event or circumstance known to Southwest (i) that has had or is reasonably likely to have a Material Adverse Effect on Southwest or (ii) which Southwest believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.5(b) or the failure of any condition set forth in Section 8.2 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 8.2 to be satisfied.
(c) Prior to the Effective Time, Southwest shall permit Simmons to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as Simmons reasonably requests, provided that such investigation shall not interfere unnecessarily with normal operations. No investigation by Simmons shall affect the ability of Simmons to rely on the representations, warranties, covenants and agreements of Southwest. Neither Simmons nor Southwest nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Simmons’ or Southwest’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any Law, fiduciary duty or binding Contract entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(d) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.
7.6.   Press Releases.
Southwest and Simmons agree that no press release or other public disclosure or communication (including communications to employees, agents and contractors of Southwest) related to this Agreement or the transactions contemplated hereby shall be issued by either Party (or its Affiliates) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that nothing in this Section 7.6 shall be deemed to prohibit any Party from making any press release or other public disclosure required by Law or the rules or regulations of any United States or non-United States securities exchange, in which case the Party required to make the release or disclosure shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or disclosure in advance of the issuance thereof. The Parties have agreed upon the form of a joint press release announcing the execution of this Agreement.
7.7.   Tax Treatment.
(a) Each of the Parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. The Parties shall cooperate and use their reasonable best efforts in order to obtain the Tax Opinions. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Internal Revenue Code.
(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code, each of Simmons and Southwest shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and shall not take any inconsistent position therewith in any Tax Return.
7.8.   Employee Benefits and Contracts.
(a) Following the Effective Time, except as contemplated by this Agreement, Simmons shall provide generally to officers and employees (as a group) who are actively employed by a Southwest Entity on the Closing Date (“Covered Employees”) while employed by Simmons following the Closing Date employee benefits under Employee Benefit Plans offered to similarly situated employees of Simmons, including severance benefits in accordance with the applicable severance policy of Simmons (other than to any Covered Employee who is party to individual agreements or letters that entitle such person to different severance or termination benefits); provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of any Simmons Entity. Until such time as Simmons shall cause the Covered Employees to participate in the applicable Simmons Employee Benefit Plans, the continued participation of the Covered Employees in the Southwest Benefit Plans shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in Simmons’ Employee Benefit Plans may commence at different times with respect to each of Simmons’ Employee Benefit Plans). For purposes of determining eligibility to participate and vesting under Simmons’ Employee Benefit Plans, and for purposes of determining a Covered Employee’s entitlement to paid time off under Simmons’ paid time off program, the service of the Covered Employees with a Southwest Entity prior to the Effective Time shall be treated as service with a Simmons Entity participating in such employee benefit plans, to the same extent that such service was recognized by the Southwest Entities for purposes of a similar benefit plan; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service or (ii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Simmons Entities do not receive credit for prior service, (y) that is grandfathered or frozen, either with respect to level of benefits or participation, or (z) for purposes of retiree medical benefits or level of benefits under a defined benefit pension plan.

(b) If requested by Simmons in a writing delivered to Southwest following the date hereof and prior to the Closing Date, the Southwest Entities shall take all necessary action (including without limitation the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Closing Date, any Southwest Benefit Plan that is intended to constitute a tax-qualified defined contribution plan under Internal Revenue Code Section 401(k) (a “401(k) Plan”). Southwest shall provide Simmons with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the 401(k) Plans in advance and give Simmons a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Southwest shall provide Simmons with the final documentation evidencing that the 401(k) Plans have been terminated.
(c) Upon request by Simmons in writing prior to the Closing Date, the Southwest Entities shall cooperate in good faith with Simmons prior to the Closing Date to amend, freeze, terminate or modify any other Southwest Benefit Plan to the extent and in the manner determined by Simmons effective upon the Closing Date (or at such different time mutually agreed to by the parties) and consistent with applicable Law. Southwest shall provide Simmons with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(c), as applicable, and give Simmons a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Southwest shall provide Simmons with the final documentation evidencing that the actions contemplated herein have been effectuated.
(d) The provisions of this Section 7.8 are solely for the benefit of the Parties to this Agreement, and no Covered Employee, current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement: (i) establish, amend, or modify any Southwest Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Simmons, Southwest or any of their respective Affiliates; (ii) alter or limit the ability of Simmons or any Simmons Subsidiaries (including, after the Closing Date, the Southwest Entities) to amend, modify or terminate any Southwest Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Simmons or any Simmons Subsidiaries (including, following the Closing Date, the Southwest Entities), or constitute or create an employment agreement with any employee, or interfere with or restrict in any way the rights of the Surviving Corporation, Southwest, Simmons or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Southwest or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause.
7.9.   Indemnification.
(a) For a period of six years after the Effective Time, Simmons shall indemnify, defend and hold harmless the present and former directors or officers of the Southwest Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors or officers of Southwest or, at Southwest’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under state Law and by Southwest’s certificate of incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Simmons Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by Simmons is required to effectuate any indemnification, Simmons shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Simmons and the Indemnified Party.
(b) Simmons shall use its reasonable best efforts (and Southwest shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Southwest’s existing directors’ and officers’ liability insurance policy (provided that Simmons may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Southwest given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Simmons shall not be obligated to make aggregate premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Southwest’s directors and officers, 200% of the annual premium payments currently paid on Southwest’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Simmons shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, Simmons, or Southwest in consultation with Simmons, may obtain on or prior to the Effective Time, a six-year “tail” prepaid policy providing equivalent coverage to that described in this Section 7.9(b) at a premium not to exceed the Maximum Amount. If the premium necessary to purchase such “tail” prepaid policy exceeds the Maximum Amount, Simmons may purchase the most advantageous “tail” prepaid policy obtainable for a premium equal to the Maximum Amount, and in each case, Simmons shall have no further obligations under this Section 7.9(b) other than to maintain such “tail” prepaid policy.
(c) Any Indemnified Party wishing to claim indemnification under Section 7.9(a), upon learning of any such Liability or Litigation, shall promptly notify Simmons thereof. In the event of any such Litigation (whether arising before or after the Effective Time): (i) Simmons shall have the right to assume the defense thereof and Simmons shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Simmons elects not to assume such defense or independent legal counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Simmons and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Simmons shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Simmons shall be obligated pursuant to this Section 7.9(c) to pay for only one firm of counsel for all Indemnified Parties; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) Simmons shall not be liable for any settlement effected without its prior written consent; and provided, further, that Simmons shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
(d) If Simmons or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or if Simmons (or any successors or assigns) shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Simmons shall assume the obligations set forth in this Section 7.9.
(e) The provisions of this Section 7.9 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and Representatives.
(f) Notwithstanding anything in this Section 7.9 to the contrary, no indemnification payments will be made to an Indemnified Party with respect to an administrative proceeding or civil action initiated by any federal banking agency unless all of the following conditions are met: (i) the Simmons’ board of directors determines in writing that the Indemnified Party acted in good faith and in the best interests of the Southwest or Southwest Bank; (ii) the Simmons’ board of directors determines that the payment will not materially affect the Simmons’ safety and soundness; (iii) the payment does not fall within the definition of a prohibited indemnification payment under 12 C.F.R. Part 359; and (iv) the Indemnified Party agrees in writing to reimburse the Simmons, to the extent not covered by permissible insurance, for payments made in the event that the administrative or civil action instituted by a banking Regulatory Authority results in a final order or settlement in which the Indemnified Party is assessed a civil money penalty, is prohibited from banking, or is required to cease an action or perform an affirmative action.

7.10.   Operating Functions.
Southwest and Southwest Bank shall cooperate with Simmons and Simmons Bank in connection with planning for the efficient and orderly combination of the Parties and the operation of Simmons Bank and Southwest Bank, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Simmons may decide. Southwest shall take any action Simmons may reasonably request prior to the Effective Time to facilitate the combination of the operations of Southwest with Simmons. Each Party shall cooperate with the other Party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party). Without limiting the foregoing, Southwest shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Southwest and Simmons shall meet from time to time as Southwest or Simmons may reasonably request to review the financial and operational affairs of Southwest and Southwest Bank, and Southwest shall give due consideration to Simmons’ input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (a) neither Simmons nor Simmons Bank shall under any circumstance be permitted to exercise control of Southwest, Southwest Bank or any other Southwest Subsidiaries prior to the Effective Time, (b) neither Southwest nor any Southwest Bank shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws, and (c) neither Southwest nor Southwest Bank shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.
7.11.   Shareholder Litigation.
Each of Simmons and Southwest shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Regulatory Authority or arbitrator pending or, to the Knowledge of Simmons or Southwest, as applicable, threatened against Simmons, Southwest or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Simmons, Southwest or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Southwest shall give Simmons every opportunity to participate in the defense or settlement of any shareholder litigation against Southwest and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Simmons’ prior written consent (such consent not to be unreasonably withheld or delayed).
7.12.   Legal Conditions to Merger.
Subject to Sections 7.1 and 7.4 of this Agreement, each of Simmons and Southwest shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in ARTICLE 8 hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other Party to obtain) any Consent or Order by, any Regulatory Authority and any other third party that is required to be obtained by Southwest or Simmons or any of their respective Subsidiaries in connection with, or to effect, the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, any merger between a Subsidiary of Simmons, on the one hand, and a Subsidiary of Southwest, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Simmons.

7.13.   Dividends.
After the date of this Agreement, each of Simmons and Southwest shall coordinate with the other regarding the declaration of any dividends in respect of Simmons Common Stock and Southwest Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Southwest Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Southwest Common Stock and any shares of Simmons Common Stock any such holder receives in exchange therefor in the Merger.
7.14.   Change of Method.
Simmons may at any time change the method of effecting the Merger (including by providing for the merger of Southwest with a wholly owned Subsidiary of Simmons) if and to the extent requested by Simmons, and Southwest agrees to enter into such amendments to this Agreement as Simmons may reasonably request in order to give effect to such restructuring; provided, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to Southwest’s shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.
7.15.   Takeover Statutes.
Neither Simmons nor Southwest shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of Simmons and Southwest shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Simmons and Southwest will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
7.16.   Exemption from Liability Under Section 16(b).
Southwest and Simmons agree that, in order to most effectively compensate and retain those officers and directors of Southwest subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Southwest Insiders”), both prior to and after the Effective Time, it is desirable that Southwest Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Southwest Common Stock in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 7.16. The boards of directors of Simmons and of Southwest, or a committee of non-employee directors thereof  (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any dispositions of Southwest Common Stock and (ii) any acquisitions of Simmons Common Stock pursuant to the transactions contemplated by this Agreement and by any Southwest Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.
7.17.   Closing Financial Statements.
At least eight Business Days prior to the Effective Time, Southwest shall provide Simmons with Southwest’s consolidated financial statements presenting the financial condition of Southwest and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time and Southwest’s consolidated results of operations, cash flows, and shareholders’ equity for the period from January 1, 2016 through the close of business on the last day of the last month ended prior to the Effective Time (the “Closing Financial Statements”); provided, that if the Effective Time occurs on or before the 15th

Business Day of the month, Southwest shall have provided consolidated financial statements as of and through the second month preceding the Effective Time. Concurrently with the delivery of the Closing Financial Statements, Southwest shall provide Simmons with a schedule (the “Transaction Fee Schedule”) setting forth in reasonable detail the fees and expenses incurred and paid as well as accrued and unpaid by the Southwest Entities in connection with the transactions contemplated by this Agreement. Such financial statements shall have been prepared in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such Closing Financial Statements shall exclude as of their date fees and expenses and accruals for all fees and expenses incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) in connection (directly or indirectly) with the transactions contemplated by this Agreement. The Closing Financial Statements shall include (a) the capital ratios set forth in Section 8.2(g) (but excluding from the calculation of such ratios the amounts set forth on the Transaction Fee Schedule) and (b) the asset quality metrics set forth in Section 8.2(e), and shall be accompanied by a certificate of Southwest’s chief financial officer, dated as of the Effective Time, to the effect that (i) such financial statements meet the requirements of this Section 7.17 and continue to reflect accurately, as of the date of such certificate, the consolidated financial condition, results of operations, cash flows and shareholders’ equity of Southwest in all material respects and (ii) the Transaction Fee Schedule accurately reflects, as of the same date, all fees and expenses incurred or accrued by the Southwest Entities in connection with the transactions contemplated by this Agreement.
7.18.   Subordinated Debentures.
Upon the Effective Time, Simmons or one of its Subsidiaries shall assume the due and punctual performance and observance of the covenants and conditions to be performed by Southwest or its Subsidiaries under the (i) Indenture between Southwest and U.S. Bank, N.A., dated as of June 26, 2003, relating to the three-month LIBOR plus 3.10% floating rate subordinated debentures of Southwest due 2033 (the “Southwest Subordinated Debentures”) and (ii) Indenture between Southwest and Wells Fargo Bank, N.A., dated as of October 14, 2003, relating to the three-month LIBOR plus 2.85% floating rate subordinated debentures of Southwest due 2033 (the “Southwest II Subordinated Debentures,” collectively with the Southwest Subordinated Debentures, the “Subordinated Debentures”), and the due and punctual payments of the principal of and premium, if any, and interest on the Subordinated Debentures. In connection therewith, Simmons or its applicable Subsidiary shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective. If requested by Simmons, Southwest will, or cause its Subsidiaries to, reasonably cooperate with Simmons to facilitate the prompt redemption of the Subordinated Debentures at or following the Closing.
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
8.1.   Conditions to Obligations of Each Party.
The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:
(a) Shareholder Approvals.
(i) The shareholders of Southwest shall have adopted this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments; and
(ii) The shareholders of Simmons shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.
(b) Regulatory Approvals. (i) All required regulatory approvals from the Federal Reserve, OSBD, Arkansas State Bank Department, the FDIC, and any other Regulatory Authority and (ii) any other regulatory approvals or consents contemplated by Sections 4.2(c) and 5.3(c) the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on Simmons and Southwest (considered as a consolidated entity), in each case required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”); provided, that no such Requisite Regulatory Approval shall impose a Burdensome Condition as determined by Simmons in its sole discretion.
(c) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement (including the Merger).
(d) Registration Statement. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.
(e) Exchange Listing. The shares of Simmons Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ.
(f) Other Documents. Simmons and Southwest shall have executed and delivered to the other party such other documents, instruments, understandings, or agreements in connection with the transactions contemplated by this Agreement reasonably requested by such other Party.
(g) Tax Matters. Each Party shall have received a written opinion of Covington & Burling LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Southwest and Simmons reasonably satisfactory in form and substance to such counsel.
8.2.   Conditions to Obligations of Simmons.
The obligations of Simmons to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Simmons pursuant to Section 10.6(a):
(a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Southwest set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(c), 4.4(a), 4.4(c), 4.10(a), 4.15(b), 4.17, 4.21 and 4.34 shall be true and correct (except for inaccuracies in Sections 4.3(a) and 4.3(c) that are deminimis in amount). The representations and warranties set forth in Sections 4.3(b), 4.3(d), 4.4(b), 4.4(d), 4.6, 4.25, 4.27, and 4.28 shall be true and correct in all material respects; provided, that, for purposes of this sentence only, the representations and warranties referenced in this sentence which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications. The representations and warranties set forth in each other section in ARTICLE 4 shall, in the aggregate, be true and correct in all respects except where the failure of such representations and warranties to be true and correct, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.
(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Southwest to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Southwest shall have delivered to Simmons (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to Southwest and in Sections 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Southwest’s board of directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Simmons and its counsel shall request.
(d) FIRPTA Certificate. Southwest shall have delivered to Simmons a certificate stating that Southwest Common Stock is not a “United States real property interest” within the meaning of Section 897(c)(1)(A)(ii) of the of the Internal Revenue Code satisfying the requirements of  §§1.897-2(h) and 1.1445-2(c)(3) of Title 26 of the Code of Federal Regulations, in form and substance satisfactory to Simmons.
(e) Asset Quality. As of the last day of the month reflected in the Closing Financial Statements (the “Asset Quality Measuring Date”), (i) the calculation of Non-Performing Assets to total Loans shall not be in excess of 1.75%, (ii) Southwest Bank’s Classified Loans to Tier 1 capital plus ALLL ratio shall not be in excess of 27.5%, (iii) Non-Performing Assets shall not exceed $32,500,000, (iv) Classified Assets shall not exceed 120% of the aggregate balance of Classified Assets as set forth in the Southwest Financial Statements as of and for the quarter ended September 30, 2016 and (v) Delinquent Loans shall not exceed 2.5% of total Loans.
(f) Southwest Dissenting Shares. Holders of not more than five percent of the outstanding shares of Southwest Common Stock shall have demanded, properly and in writing, appraisal for such shares of Southwest Common Stock held by each such holder under the OGCA.
(g) Regulatory Capital. In each case as reflected in the Closing Financial Statements, (i) Southwest Bank shall be “well capitalized” as defined under applicable Law, (ii) Southwest Bank’s Tier 1 leverage ratio shall be no less than 11.75%, (iii) Southwest Bank’s Tier 1 risked-based capital ratio shall be no less than 12.5%, (iv) Southwest Bank’s total risked-based capital ratio shall be no less than 14.0%, (v) Southwest Bank’s tangible shareholders’ equity to tangible assets ratio shall be no less than 11.75%, and (vi) Southwest Bank’s shall not have received any notification from the OSBD or FDIC to the effect that the capital of Southwest Bank is insufficient to permit Southwest Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a Burdensome Condition; provided, that the conditions contained in clauses (ii – v) in this Section 8.2(g) shall be waived by Simmons if the failure to satisfy such conditions is due solely to the growth of Southwest Bank’s Assets, as determined by Simmons in its sole discretion.
(h) Termination of Contracts. Southwest shall have delivered to Simmons evidence satisfactory to Simmons in its discretion that each Contract listed in Section 4.35(c) of Southwest’s Disclosure Memorandum (except for Contracts between Southwest and its wholly-owned Subsidiaries entered into in the Ordinary Course) has been terminated in its entirety.
(i) Employment Arrangements. Simmons shall have reached employment arrangements satisfactory to Simmons in its discretion with certain of the senior executive officers of Southwest and Southwest Subsidiaries identified in Section 8.2(i) of Simmons’ Disclosure Memorandum, and Southwest shall have terminated its change in control, employment or similar agreements with the senior executive officers identified in Section 8.2(i) of the Simmons’ Disclosure Memorandum.
(j) Material Adverse Effect. The representation and warranty set forth in Section 4.10(a) shall be true and correct as of the Effective Time.

8.3.   Conditions to Obligations of Southwest.
The obligations of Southwest to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Southwest pursuant to Section 10.6(b):
(a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Simmons set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Simmons set forth in Sections 5.4(a) and (c) shall be true and correct (except for inaccuracies which are de minimis in amount) (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). The representations and warranties of Simmons set forth in Sections 5.4(b), 5.12, and 5.13 shall be true and correct in all material respects (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). Subject to the standard set forth in Section 5.1, the representations and warranties set forth in each other section in ARTICLE 5 shall be true and correct in all respects.
(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Simmons to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.
(c) Certificates. Simmons shall have delivered to Southwest (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to Simmons and in Sections 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Simmons’ board of directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Southwest and its counsel shall request.
(d) Material Adverse Effect. The representation and warranty set forth in Section 5.7 shall be true and correct as of the Effective Time.
ARTICLE 9
TERMINATION
9.1.   Termination.
Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Southwest, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
(a) By mutual written agreement of Simmons and Southwest;
(b) By either Party in the event (i) any Regulatory Authority has denied a Requisite Regulatory Approval, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its reasonable best efforts to contest, appeal and change such denial, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law or Order, (iii) the shareholders of Southwest fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at Southwest’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon, or (iv) the shareholders of Simmons fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at Simmons’ Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon;

(c) By either Party in the event that the Merger shall not have been consummated by December 31, 2017, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(c);
(d) By Simmons in the event that the board of directors of Southwest has (i) failed to recommend the Merger and the adoption of this Agreement by the shareholders of Southwest or otherwise effected a Change in the Southwest Recommendation, (ii) breached the terms of Section 7.2 in any respect adverse to Simmons, or (iii) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold Southwest’s Shareholders’ Meeting in accordance with Section 7.1;
(e) By Southwest in the event that the board of directors of Simmons has (i) failed to recommend the Merger and the approval of this Agreement by the shareholders of Simmons or otherwise effected a Change in the Simmons Recommendation or (ii) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold Simmons’ Shareholders’ Meeting in accordance with Section 7.1;
(f) By Southwest in the event that any of the conditions precedent to the obligations of Southwest to consummate the Merger contained in Section 8.3 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Southwest’s failure to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the breach by Southwest of any of its material representations or warranties contained in this Agreement);
(g) By Simmons in the event that any of the conditions precedent to the obligations of Simmons to consummate the Merger contained in Section 8.2 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Simmons’ failure to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the breach by Simmons of any of its material representations or warranties contained in this Agreement);
(h) By Simmons, if the Federal Reserve has granted a Requisite Regulatory Approval but such Requisite Regulatory Approval contains or would result in the imposition of a Burdensome Condition and there is no meaningful possibility that such Requisite Regulatory Approval could be revised prior to the date specified in Section 9.1(c) so as not to contain or result in a Burdensome Condition;
(i) By Simmons if the Federal Reserve shall have requested in writing that Simmons, Southwest or any of their respective Affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to a Requisite Regulatory Approval; or
(j) By Southwest, if the board of directors of Southwest so determines by a vote of at least two-thirds of the members of the entire board of directors of Southwest, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:
(i) the Average Closing Price is less than $39.66; and
(ii) the difference between (A) the quotient obtained by dividing (1) the average of the closing price of the KBWR (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Simmons) for the 20 consecutive trading days ending on and including the 10th trading day preceding the Effective Time by (2) $43.71 (the average of the closing price of the PowerShares KBW Regional Banking Portfolio (“KBWR”) for the 20 consecutive trading days ending on and including September 23, 2016) and (B) the quotient obtained by dividing (1) the Average Closing Price by (2) $49.55 (the average of the closing price of Simmons Common Stock for the 20 consecutive trading days ending on and including September 23, 2016)
is greater than 0.20 (or 20%)

subject, however to the following three sentences. If Southwest elects to terminate this Agreement pursuant to this Section 9.1(j), it shall give written notice to Simmons (provided that such notice of termination may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Simmons shall have the option to, in its sole and absolute discretion, maintain the Exchange Ratio and elect to increase the Cash Consideration by an amount in cash so that, as a result of such adjustment, the Merger Consideration, based on the Average Closing Price, shall be no less than the Minimum Merger Consideration. If Simmons so elects within such five-day period, it shall give prompt written notice to Southwest of such election and the revised Cash Consideration, whereupon no termination shall have occurred pursuant to this Section 9.1(j) and this Agreement shall remain in effect in accordance with its terms (except as the Cash Consideration shall have been so modified).
“Average Closing Price” shall be the average of the closing price per share of Simmons Common Stock on the NASDAQ Global Select Market (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Simmons) for the 20 consecutive trading days ending on and including the 10th trading day preceding the Effective Time.
“Minimum Merger Consideration” shall be the sum of  (i) the product of  (x) $39.66 and (y) the Exchange Ratio and (ii) the Cash Consideration payable to each holder of Southwest Common Stock.
9.2.   Effect of Termination.
In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no further force or effect and there shall be no Liability on the part of any Party hereto for any matters addressed herein or other claim relating to this Agreement and the transactions contemplated hereby, except that (i) the provisions of this Section 9.2, Section 7.5(d), and ARTICLE 10, shall survive any such termination and abandonment and (ii) no such termination shall relieve the breaching Party from Liability resulting from any fraud or intentional breach by that Party of this Agreement occurring prior to such termination or abandonment. In addition, in the event of the termination and abandonment of this Agreement pursuant to Section 9.1(b)(iii) or Section 9.1(d) and, within 12 months of the date of termination of the Agreement, Southwest enters into an Acquisition Agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, then Section 7 (titled “No Solicitation”) of the confidentiality letter agreement by and between Simmons First National Corporation and Southwest Bancorp, Inc., dated September 12, 2016, shall become void and have no further force or effect.
9.3.   Non-Survival of Representations and Covenants.
The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.3, Sections 7.5, 7.7, 7.8 and 7.9, and ARTICLE 1, ARTICLE 2, ARTICLE 3 and ARTICLE 10.
ARTICLE 10
MISCELLANEOUS
10.1.   Definitions.
(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
“Acquisition Agreement” means a letter of intent, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, option agreement or other similar agreement.
“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to Southwest or publicly announced to Southwest’s shareholders and whether binding or non-binding) by any Person (other than a Simmons Entity) for an Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase, direct or indirect, by any Person or “Group” (other than a Simmons Entity) of 20% or more in interest of the total outstanding voting securities of Southwest or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than a Simmons Entity) beneficially owning 20% or more in interest of the total outstanding voting securities of Southwest or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Southwest or any of its Subsidiaries pursuant to which the shareholders of Southwest immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the consolidated Assets of Southwest and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Southwest.
“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.
“Assets” of a Person means all of the assets, properties, deposits, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.
“Average Closing Price” shall mean the average of the daily closing prices for the shares of Simmons Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.
“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.
“Books and Records” means all files, ledgers and correspondence, all manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to Southwest and the Southwest Subsidiaries or relating to the business.
“Business Day” means any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.
“Call Reports” mean Consolidated Reports of Condition and Income (FFIEC Form 041) or any successor form of the Federal Financial Institutions Examination Council of Southwest, Southwest Bank or Simmons.
“Classified Assets” means all of the Classified Loans, plus OREO and other repossessed assets.
“Classified Loans” means all of the Loans of Southwest and its Subsidiaries that are classified by Southwest as “Substandard,” “Doubtful,” “Loss,” or words of similar import.
“Closing Date” means the date on which the Closing occurs.
“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.
“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business. Notwithstanding the foregoing, the term “Contract” shall not include any of the foregoing entered into in connection with Loans.

“Default” means (i) any breach or violation of, default under, contravention of, conflict with, or failure to perform any obligations under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.
“Delinquent Loans” means (i) all Loans with principal and/or interest that are 30-89 days past due, (ii) all Loans with principal and/or interest that are at least 90 days past due and still accruing, and (iii) all Loans with principal and/or interest that are nonaccruing.
“Determination Date” shall mean the 10th day prior to the Closing Date, provided that if shares of the Simmons Common Stock are not actually traded on NASDAQ on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of Simmons Common Stock actually trade on NASDAQ.
“Disclosure Memorandum” of a Party means a letter delivered by such Party to the other Party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE 4 and ARTICLE 5 or to one or more of its covenants contained in this Agreement; provided, that (i) no such item is required to be set forth in a Disclosure Memorandum as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item in a Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Party making the representation or warranty.
“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Internal Revenue Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent, or (v) arrived at through collective bargaining or otherwise.
“Environmental Laws” means all Laws, orders, permit, opinion or agency requirement relating to pollution or protection of human health or safety or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.
“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights (including preemptive rights or redemption rights), scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock or equity interests of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other equity interests.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which together with a Southwest Entity would be treated as a single employer under Internal Revenue Code Section 414.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.
“Federal Reserve” means the Board of Governors of the Federal Reserve System or a Federal Reserve Bank acting under the appropriately delegated authority thereof, as applicable.
“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.
“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, lead-containing paint or plumbing, radioactive materials or radon, asbestos-containing materials and any polychlorinated biphenyls and (iii) any other substance which has been, is, or may be the subject of regulatory action by any government authority in connection with any Environmental Law.
“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, brand names, internet domain names, logos together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.
“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.
“Knowledge” or “knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of the chairman, president, chief financial officer, chief risk officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or the executive in charge of human resources of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.
“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.
“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the Ordinary Course) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.
“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, option, right of first refusal, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than Permitted Liens.
“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loans” means any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets) to which Southwest or Southwest Bank are party as a creditor.
“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.
“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.
“Material Adverse Effect” means with respect to any Party and its Subsidiaries, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (i) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, Assets, liabilities or business of such Party and its Subsidiaries taken as a whole; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to each of Southwest and Simmons, in the respective markets in which they operate), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry, (D) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (E) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a Party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (F) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (H) actions or omissions taken with the prior written consent of the other Party hereto or expressly required by this Agreement; except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change disproportionately affect such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate, or (ii) prevents or materially impairs the ability of such Party to timely consummate the transactions contemplated hereby.
“NASDAQ” means the NASDAQ Global Select Market.
“Non-Performing Assets” means (i) all Loans with principal and/or interest that are at least 90 days past due and still accruing, (ii) all Loans with principal and/or interest that are nonaccruing; and (iii) OREO and other repossessed Assets. Non-Performing Assets shall be reflected in the Closing Financial Statements.
“Ordinary Course” means the conduct of the business of Southwest and Southwest Bank in substantially the same manner as such business was operated on the date of this Agreement, including operations in conformance and consistent with Southwest and Southwest Bank’s practices and procedures prior to and as of such date.
“OREO” means “other real estate owned” or words of similar import as reflected in the Southwest Financial Statements.
“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, consent decree, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.
“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.
“Party” means either of Southwest or Simmons, and “Parties” means Southwest and Simmons.
“Permit” means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.
“Per Share Cash Equivalent Consideration” means the product of the Average Closing Price multiplied by the Exchange Ratio, subject to adjustment on a pro rata basis if the number of shares of Southwest Common Stock outstanding at the Effective Time exceeds 18,574,032.
“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.
“Previously Disclosed” by a Party means information (a) set forth in its Disclosure Memorandum or, if applicable, information set forth in its SEC Documents that were filed prior to the date hereof  (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risk factors set forth in any “forward-looking statements” disclaimer or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) and (b) made available to the other Party.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Simmons under the Securities Act with respect to the shares of Simmons Common Stock to be issued to the shareholders of Southwest pursuant to this Agreement.
“Regulatory Authorities” means, collectively, the SEC, the NASDAQ, state securities authorities, the Financial Industry Regulatory Authority, the Securities Investor Protector Corporation, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, the Consumer Financial Protection Bureau, the OSBD, the IRS, the DOL, the PBGC, and all other foreign, federal, state, county, local or other governmental, banking or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, courts, administrative agencies, commissions or bodies.
“Representative” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, accountant, consultant, or other representative or agent of or engaged or retained by such Person.
“SEC” means the United States Securities and Exchange Commission.
“SEC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, together with any amendments thereto, by Simmons or any of its Subsidiaries with the SEC on or after January 1, 2016 or by Southwest or any of its Subsidiaries with the SEC on or after January 1, 2016, as applicable.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Simmons Capital Stock” means, collectively, Simmons Common Stock, any preferred stock of Simmons and any other class or series of capital stock of Simmons.
“Simmons Common Stock” means the $0.01 par value Class A Common Stock of Simmons.
“Simmons Entities” means, collectively, Simmons and all Simmons Subsidiaries.
“Simmons Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Simmons as of September 30, 2016, and as of December 31, 2015 and 2014, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three and nine months ended September 30, 2016, and for each of the three fiscal years ended December 31, 2015, 2014 and 2013, as filed by Simmons in SEC Documents, and (ii) the consolidated statements of condition of Simmons (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to most recent quarter end.
“Simmons Options” means each option or other Equity Right to purchase shares of Simmons Common Stock pursuant to stock options or stock appreciation rights.
“Simmons Stock Plans” means the existing stock option and other stock-based compensation plans of Simmons designated as follows: Simmons Executive Stock Incentive Plan - 2006; Simmons Outside Director Stock Incentive Plan - 2006; Simmons Executive Stock Incentive Plan - 2010; Simmons Outside Director Stock Incentive Plan - 2014; and Simmons 2015 Incentive Plan.
“Simmons Subsidiaries” means the Subsidiaries of Simmons, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization formed or acquired as a Subsidiary of Simmons after the date hereof and held as a Subsidiary by Simmons at the Effective Time.
“Southwest Bank” means Bank SNB, a state-chartered bank under the laws of Oklahoma and a wholly owned Subsidiary of Southwest.
“Southwest Common Stock” means the $1.00 par value common stock of Southwest.
“Southwest Entities” means, collectively, Southwest and all Southwest Subsidiaries.
“Southwest Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Southwest as of September 30, 2016, and as of December 31, 2015, 2014 and 2013, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three and nine months ended September 30, 2016, and for each of the fiscal years ended December 31, 2015, 2014 and 2013 as filed by Southwest in the Southwest SEC Reports, and (ii) the consolidated statements of condition of Southwest (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in the Southwest SEC Reports filed with respect to periods ended subsequent to most recent quarter end.
“Southwest Subsidiary” means the Subsidiaries of Southwest, which shall include Southwest Bank, the entities set forth on Schedule 4.3(e) and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization formed or acquired as a Subsidiary of Southwest after the date hereof and held as a Subsidiary by Southwest at the Effective Time.
“Southwest Stock Plans” means the existing stock option and other stock-based compensation plans of Southwest, including those designated as follows: Southwest 2008 Stock Based Award Plan; Southwest Employee Stock Purchase Plan; Southwest and Affiliates Amended and Restated Severance Compensation Plan; Southwest 2002 and 2003 Deferred Compensation Plans; Southwest 2013 Elective Non-Qualified Deferred Compensation Plan; and Southwest Executive Leadership Team Incentive Plan.

“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls more than 50% of the outstanding equity securities or other ownership interests either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to which the board of directors of Southwest determines in its good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to Southwest’s shareholders than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by Simmons), taking into account all relevant factors (including the Acquisition Proposal and this Agreement (including any proposed changes to this Agreement that may be proposed by Simmons in response to such Acquisition Proposal)); provided, that for purposes of the definition of  “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Transaction shall be deemed to be references to “100%”.
“Surviving Corporation” means Simmons as the surviving corporation resulting from the Merger.
“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, or, to the extent in the nature of a tax, any charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.
“Tax Return” means any report, return, information return, or other document required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.
10.2.   Referenced Pages.
The terms set forth below shall have the meanings ascribed thereto in the referenced pages:
401(k) Plan	51
ABCA	4
Agreement	4
ALLL	33
Asset Quality Measuring Date	59
Book-Entry Share	6
Burdensome Condition	49
Canceled Shares	6
Cash Consideration	6
Certificate	6
Change in the Southwest Recommendation	46
Claims Period	27
Closing	4
Closing Date	5

Closing Financial Statements	56
Contractors	25
Covered Employees	51
Derivative Transaction	30
DOL	26
Effective Time	5
Exchange Fund	7
Exchange Ratio	6
FDIA	14
FDIC	14
Holders	7
Indemnified Party	52
IRS	26
KBWR	61
Maximum Amount	53
Merger	4
Merger Consdieration	6
Money Laundering Laws	24
Notice Period	47
OFAC	34
OGCA	4
OSBD	11
PBGC	26
Permitted Liens	20
Proxy Statement	45
Real Property	20
Regulatory Communication	49
Requisite Regulatory Approvals	57
Sanctioned Countries	34
Sanctions	34
Sarbanes-Oxley Act	16
SDN List	34
Section 1091	10
Self-Funded Health or Welfare Plan	27
Simmons	4
Simmons Certificates	7
Simmons Dissenting Shareholders	10
Simmons Dissenting Shares	10
Simmons Recommendation	46
Simmons SEC Reports	36
Simmons Shareholder Approval	46
Simmons’ Shareholders’ Meeting	46
Southwest	4
Southwest Bank Common Stock	13

Southwest Benefit Plans	26
Southwest Contracts	29
Southwest Dissenting Shareholders	10
Southwest Dissenting Shares	10
Southwest ERISA Plan	26
Southwest II Subordinated Debentures	56
Southwest Insiders	55
Southwest Recommendation	46
Southwest Regulatory Agreement	29
Southwest Restricted Stock Award	6
Southwest Savings Plan	7
Southwest SEC Reports	14
Southwest Shareholder Approval	45
Southwest Subordinated Debentures	56
Southwest Trademarks	21
Southwest’s Shareholders’ Meeting	45
Stock Consideration	6
Subchapter 13	10
Subordinated Debentures	56
Support Agreement	4
Systems	21
Takeover Laws	31
Tax Opinion	58
Termination Fee	74
Transaction Fee Schedule	56
Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Merger. Any Contract or Law defined or referred to herein or in any Contract that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. The term “made available” means any document or other information that was (a) provided (whether by physical or electronic delivery) by one Party or its representatives to the other Party and its representatives at least two Business Days prior to the date hereof, (b) included in the virtual data room (on a continuation basis without subsequent modification) of a Party at least two Business Days prior to the date hereof or (c) filed by a Party with the SEC and publicly available on EDGAR at least two Business Days prior to the date hereof.

10.3.   Expenses.
(a) Except as otherwise provided in this Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing and mailing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.
(b) Notwithstanding the foregoing, if:
(i) Simmons terminates this Agreement pursuant to Section 9.1(d); or
(ii)
(A) either Southwest or Simmons terminates this Agreement pursuant to Section 9.1(b)(iii); or

(B) Simmons terminates this Agreement pursuant to Section 9.1(g); or
(C) Southwest terminates this Agreement pursuant to Section 9.1(c) prior to ten Business Days following the satisfaction of the condition set forth in Section 8.1(b); and
in the case of a termination of this Agreement under any of the circumstances set forth in Section 10.3(b)(ii), within 12 months of such termination, Southwest shall either (1) consummate an Acquisition Transaction (provided, that for purposes of this Section 10.3(b)(ii), each reference to ’’20%" and ’’80%" in the definition of Acquisition Transaction shall be deemed to be a reference to ’’50%’’) or (2) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated, then Southwest shall pay to Simmons an amount equal to $20,000,000 (the ’’Termination Fee’’). The payment of the Termination Fee pursuant to this Section 10.3(b) constitutes liquidated damages and not a penalty, and shall be the sole remedy of Simmons in the event of termination of this Agreement under the circumstances of this Section 10.3(b). If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds within two Business Days from the date of termination of this Agreement. If the Termination Fee shall be payable pursuant to subsection (ii) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such an Acquisition Transaction.
(c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Southwest fails to pay any fee payable by it pursuant to this Section 10.3 when due, then Southwest shall pay to Simmons its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment
10.4.   Entire Agreement; Third Party Beneficiaries.
Except as otherwise expressly provided herein, this Agreement (including the Disclosure Memorandum of each of Southwest and Simmons, the exhibits, the schedules, and the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 7.9, which is intended for each Indemnified Party. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.
10.5.   Amendments.
To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after Southwest Shareholder Approval of this Agreement has been obtained; provided, that after obtaining Southwest Shareholder Approval, there shall be made no amendment that requires further approval by such Southwest shareholders.
10.6.   Waivers.
(a) Prior to or at the Effective Time, Simmons, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Southwest, to waive or extend the time for the compliance or fulfillment by Southwest of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Simmons under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Simmons.
(b) Prior to or at the Effective Time, Southwest, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Simmons, to waive or extend the time for the compliance or fulfillment by Simmons of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Southwest under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Southwest.
(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.
10.7.   Assignment.
Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8.   Notices.
All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (followed by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or by email (with receipt confirmed) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:
Simmons:
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601
Facsimile Number: (501) 558-3145
Attention: George Makris, Jr.
Email: george.makris@simmonsbank.com
With a Copy to:
Simmons First National Corporation
425 W. Capitol Ave., 14th Floor
Little Rock, AR 72201
Facsimile Number: (501) 558-3145
Attention: General Counsel
Email: pat.burrow@simmonsbank.com
Copy to Counsel:
Covington & Burling LLP
One CityCenter
850 Tenth Street NW
Washington, DC 20001
Facsimile Number: (202) 778-5986
Attention: Frank M. Conner III
Email: rconner@cov.com;
Attention: Michael P. Reed
Email: mreed@cov.com
Southwest:
Southwest Bancorp, Inc.
608 S. Main Street
Stillwater, OK 74074
Facsimile Number: (855) 252-8637
Attention: Mark W. Funke
Email: MarkFunke@banksnb.com
With a Copy to:
Southwest Bancorp, Inc.
6301 Waterford Blvd., Suite 400
Oklahoma City, OK 73118
Facsimile Number: (405) 742-1943
Attention: Rusty N. LaForge, General Counsel
Email: RustyLaForge@banksnb.com
Copy to Counsel:
McAfee & Taft A Professional Corporation
10th Floor, Two Leadership Square
211 N. Robinson
Oklahoma City, OK 73012
Facsimile Number: (405) 228-7447
Attention: C. Bruce Crum
Email: bruce.crum@mcafeetaft.com

10.9.   Governing Law; Jurisdiction; Waiver of Jury Trial.
(a) The Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the Laws of the State of Arkansas without regard to any conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction (except that matters relating to the fiduciary duties of the board of directors of Southwest shall be subject to the Laws of the State of Oklahoma).
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Arkansas (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.8.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.
10.10.   Counterparts; Signatures.
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or any agreement or instrument entered into in connection with this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.
10.11.   Captions; Articles and Sections.
The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12.   Interpretations.
Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all Parties hereto.
10.13.   Enforcement of Agreement.
The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement. It is accordingly agreed that the Parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties waives any defense in any action for specific performance that a remedy at law would be adequate.
10.14.   Severability.
Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
10.15.   Disclosure.
Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement, in any schedule or exhibit attached hereto or in any Disclosure Memorandum shall apply only to, or only qualify, the indicated Section of this Agreement, except to the extent that (a) any other Section of this Agreement specifically referenced or cross-referenced in such disclosure or (b) the relevance of such item to another Section of this Agreement is reasonably apparent on the face of such disclosure (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections of this Agreement.
[signatures on following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
SIMMONS FIRST NATIONAL CORPORATION
By:
/s/ George A. Makris, Jr.

Name: George A. Makris, Jr.
Title: Chairman and Chief Executive Officer
SOUTHWEST BANCORP, INC.
By:
/s/ Mark W. Funke

Name: Mark W. Funke
Title: President and Chief Executive Officer
[Signature Page Agreement and Plan of Merger]

Annex B
Execution Version
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
SIMMONS FIRST NATIONAL CORPORATION
AND
FIRST TEXAS BHC, INC.
Dated as of January 23, 2017
As Amended on July 19, 2017

B-i

B-ii

Exhibit A — Forms of Voting Agreement
First Texas’ Disclosure Memorandum
Simmons’ Disclosure Memorandum
B-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 23, 2017, as amended on July 19, 2017, by and between Simmons First National Corporation (“Simmons”), an Arkansas corporation, and First Texas BHC, Inc. (“First Texas”), a Texas corporation.
Preamble
The board of directors of First Texas has adopted, and the board of directors of Simmons has approved, this Agreement and declared that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of First Texas by Simmons pursuant to the merger of First Texas with and into Simmons with Simmons as the surviving corporation. At the effective time of such Merger, the outstanding shares of capital stock of First Texas shall be converted into the right to receive a fixed amount of cash and a fixed number of shares of common stock of Simmons, subject to the terms and conditions set forth herein. As an inducement for Simmons to enter into this Agreement, certain directors and executive officers of First Texas have simultaneously herewith entered into Voting Agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”) in connection with the Merger, in the form of Exhibit A hereto. The transactions described in this Agreement are subject to the approvals of the shareholders of First Texas and Simmons and applicable regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.
Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.1 of this Agreement.
NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:
ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER
1.1.   Merger.
Subject to the terms and conditions of this Agreement, at the Effective Time, First Texas shall be merged with and into Simmons in accordance with the provisions of Section 4-27-1106 et. seq. of the Arkansas Business Corporation Act of 1987 (the “ABCA”) and Titles 1 and 2 of the Texas Business Business Organizations Code (the “TBOC”) with the effects set forth in the ABCA and the TBOC (the “Merger”). Simmons shall be the Surviving Corporation resulting from the Merger, and shall succeed to and assume all the rights and obligations of First Texas in accordance with the ABCA. Upon consummation of the Merger the separate corporate existence of First Texas shall terminate. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved by the board of directors of Simmons and adopted by the board of directors of First Texas.
1.2.   Time and Place of Closing.
The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 A.M., Central Time, on the date that the Effective Time occurs, or at such other date and time as the Parties, acting through their authorized officers, may mutually agree in writing. The Closing shall be held at the offices of Simmons, located at 425 W. Capitol Avenue, Suite 1400, Little Rock, Arkansas, 72201, unless another location is mutually agreed upon by the Parties.
1.3.   Effective Time.
The Merger and other transactions contemplated by this Agreement shall become effective (the “Effective Time”) on the date and at the time specified in the articles of merger to be filed with the Secretary of State of the State of Arkansas and the certificate of merger to be filed with the Texas Secretary of State. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall cause the Effective Time to occur on a date within 30 days following satisfaction or waiver (subject to applicable Law) of the last to occur of the conditions set forth in ARTICLE 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing) as determined by Simmons. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
1.4.   Charter.
The Articles of Restatement of the Articles of Incorporation of Simmons in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until duly amended or repealed.
1.5.   Bylaws.
The Amended Bylaws of Simmons in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until duly amended or repealed.
1.6.   Directors and Officers.
The directors of Simmons in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation. The officers of Simmons in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation.
ARTICLE 2
MANNER OF CONVERTING SHARES
2.1.   Conversion of Shares.
Subject to the provisions of this ARTICLE 2, at the Effective Time, by virtue of the Merger and without any action on the part of Simmons, First Texas or the shareholders of either of the foregoing, the shares of First Texas and Simmons shall be converted as follows:
(a) Each share of capital stock of Simmons issued and outstanding immediately prior to the Effective Time (excluding the Simmons Dissenting Shares) shall remain issued and outstanding from and after the Effective Time.
(b) Each share of issued First Texas Common Stock that, immediately prior to the Effective Time, is held by First Texas, any wholly owned First Texas Subsidiary, by Simmons or any Simmons Subsidiary (in each case other than shares held in any Employee Benefit Plans or related trust accounts or otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Canceled Shares”)) shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.
(c) Each share of First Texas Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Canceled Shares and the First Texas Dissenting Shares) shall be converted into the right to receive the following consideration, in each case without interest:
(i) the Per Share Cash Consideration; and
(ii) the Per Share Stock Consideration (together with the Per Share Cash Consideration, the “Merger Consideration”).
(d) All shares of First Texas Common Stock, when so converted pursuant to Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) registered in the transfer books of First Texas that immediately prior to the Effective Time represented shares of First Texas Common Stock shall cease to have any rights with respect to such First Texas Common

Stock other than the right to receive the Merger Consideration in accordance with ARTICLE 3, including the right, if any, to receive pursuant to Section 2.5 cash in lieu of fractional shares of Simmons Common Stock into which such shares of First Texas Common Stock have been converted together with the amounts, if any, payable pursuant to Section 3.1(d).
(e) Without limiting the other provisions of this Agreement and subject to Sections 6.2(c) and (d), if at any time during the period between the date of this Agreement and the Effective Time, First Texas should (i) split, combine or otherwise reclassify the shares of First Texas Common Stock, (ii) make a dividend or other distribution in shares of First Texas Common Stock (including any dividend or other distribution of securities convertible into First Texas Common Stock), (iii) engage in a reclassification, reorganization, recapitalization or exchange or other like change, or (iv) issue additional shares of First Texas Common Stock or any Equity Right for First Texas Common Stock, then (without limiting any other rights of Simmons hereunder), the calculation of the First Texas Shares Outstanding shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.
2.2.   Anti-Dilution Provisions.
In the event Simmons changes the number of shares of Simmons Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof  (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Stock Consideration shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.
2.3.   Treatment of First Texas Equity Awards and Unallocated ESOP Shares.
(a) At the Effective Time, each option granted by First Texas to purchase shares of First Texas Common Stock under a First Texas Stock Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “First Texas Stock Option”) shall be canceled and converted into the right to receive from Simmons a cash payment equal to the applicable First Texas Stock Option Payout. Any First Texas Stock Option with an Option Exercise Price that equals or exceeds the sum of the Per Share Cash Equivalent Consideration and the Per Share Cash Consideration shall be canceled with no consideration being paid to the optionholder with respect to such First Texas Stock Option. Simmons shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration payable in respect of the First Texas Stock Options all such amounts as it is required to deduct and withhold under the Internal Revenue Code or any provisions of federal, state, local, or foreign Tax law.
(b) At the Effective Time, each unit in respect of a share of First Texas Common Stock subject to vesting, repurchase or other lapse restriction granted under a First Texas Stock Plan that is outstanding immediately prior to the Effective Time (a “First Texas Restricted Stock Unit”) shall fully vest and shall be canceled and converted automatically into the right to receive the Merger Consideration payable pursuant to Section 2.1(c) and treating the First Texas Restricted Stock Units as if they are shares of First Texas Common Stock for such purposes. Simmons shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration payable in respect of the First Texas Restricted Stock Units all such amounts as it is required to deduct and withhold under the Internal Revenue Code or any provisions of federal, state, local, or foreign Tax law.
(c) At the Effective Time, each stock appreciation right granted by First Texas under a First Texas Stock Plan that is outstanding immediately prior to the Effective Time (a “First Texas SAR”) shall fully vest and shall be canceled and converted automatically into the right to receive from Simmons a cash payment equal to the applicable First Texas SARs Payout.
(d) Following the Effective Time, the Unallocated ESOP Shares shall be canceled and Simmons shall pay to the trustee of the First Texas BHC, Inc. and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) an aggregate cash payment equal to the Aggregate Unallocated ESOP Payout.

(e) At or prior to the Effective Time, First Texas, the board of directors of First Texas and/or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.3.
2.4.   Shares Held by First Texas or Simmons.
Each Canceled Share shall automatically be canceled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.
2.5.   Fractional Shares.
No certificate, book-entry share or scrip representing fractional shares of Simmons Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividend or distribution of Simmons shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Simmons. Notwithstanding any other provision of this Agreement, each holder of shares of First Texas Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Simmons Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash rounded up to the nearest cent (without interest) in an amount equal to such fractional part of a share of Simmons Common Stock that such holder of shares of First Texas Common Stock would otherwise have been entitled multiplied by the Average Closing Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.
2.6.   Definitions.
Except as otherwise provided herein, the capitalized terms set forth below shall have the followings meanings:
“Adjusted First Texas Shares Outstanding” shall mean the difference between (i) the First Texas Shares Outstanding and (ii) the Unallocated ESOP Shares.
“Aggregate Cash Consideration” shall mean cash in the amount of  $70,000,000.
“Aggregate Cash Equivalent Option Payout” shall mean the product obtained by multiplying (i) the total number of shares of First Texas Common Stock underlying the First Texas Stock Options by (ii) the Per Share Cash Equivalent Consideration; less the Weighted Average Option Exercise Price.
“Aggregate Cash Equivalent SARs Payout” shall mean the product obtained by multiplying (i) the total number of First Texas SARs by (ii) the Per Share Cash Equivalent Consideration; less the Weighted Average Initial SARs Value.
“Aggregate Cash Equivalent Unallocated ESOP Payout” the product obtained by multiplying (i) the total number of Unallocated ESOP Shares by (ii) the Per Share Cash Equivalent Consideration.
“Aggregate Unallocated ESOP Payout” shall mean the sum of  (i) the Aggregate Cash Equivalent Unallocated ESOP Payout and (ii) the product obtained by multiplying (A) the Per Share Cash Consideration by (B) the Unallocated ESOP Shares.
“Average Closing Price” shall mean the average of the daily closing prices for the shares of Simmons Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.
“Cash Consideration” shall mean the difference between (i) the Aggregate Cash Consideration and (ii) the sum of  (A) the Aggregate Cash Equivalent Option Payout, (B) the Aggregate Cash Equivalent SARs Payout, and (C) the Aggregate Cash Equivalent Unallocated ESOP Payout.
“First Texas SARs Outstanding” shall mean the total number of SARs outstanding immediately prior to the Effective Time.

“First Texas SARs Payout” shall mean the difference between (i) the sum of  (A) the Per Share Cash Equivalent Consideration and (B) the Per Share Cash Consideration, and (ii) the Initial SAR Value.
“First Texas Shares Outstanding” shall mean the total number of shares of First Texas Common Stock and First Texas Restricted Stock Units outstanding immediately prior to the Effective Time.
“First Texas Stock Options Outstanding” shall mean the total number of shares of First Texas Common Stock underlying the First Texas Stock Options as of immediately prior to the Effective Time.
“First Texas Stock Option Payout” shall mean the difference between (i) the sum of  (A) the Per Share Cash Equivalent Consideration and (B) the Per Share Cash Consideration, and (ii) the Option Exercise Price.
“Fully Diluted First Texas Shares Outstanding” shall mean the sum of  (i) the First Texas Shares Outstanding, (ii) the First Texas Stock Options Outstanding, and (iii) the First Texas SARs Outstanding.
“Initial SAR Value” shall mean the initial value of a First Texas SAR on the grant date set forth in the applicable award agreement.
“Option Exercise Price” shall mean the exercise price of a First Texas Stock Option.
“Per Share Cash Consideration” shall mean the quotient obtained by dividing (i) the Cash Consideration by (ii) the Fully Diluted First Texas Shares Outstanding.
“Per Share Cash Equivalent Consideration” means the quotient of  (i) the product of  (A) the Average Closing Price and (B) the Stock Consideration and (ii) the Adjusted First Texas Shares Outstanding
“Per Share Stock Consideration” shall mean the quotient of the Stock Consideration and the Adjusted First Texas Shares Outstanding.
“Stock Consideration” shall mean 6,500,000 shares of Simmons Common Stock.
“Unallocated ESOP Shares” shall mean the total number of shares of First Texas Common Stock held in the ESOP that are not allocated to participant accounts as of the Effective Time.
“Weighted Average Initial SARs Value” shall mean the weighted average Initial SAR Value for all outstanding First Texas SARs at the Effective Time.
“Weighted Average Option Exercise Price” shall mean the weighted average Option Exercise Price for all the First Texas Stock Options Outstanding at the Effective Time.
The foregoing definitions are illustrated in Schedule 2.6 of the Simmons’ Disclosure Memorandum.
ARTICLE 3
EXCHANGE OF SHARES
3.1.   Exchange Procedures.
(a) Deposit of Merger Consideration. At or promptly following the Effective Time, Simmons shall deposit, or shall cause to be deposited, with Computershare, Simmons’ transfer agent, or another exchange agent reasonably acceptable to Simmons (the “Exchange Agent”), for the benefit of the holders of record of shares of First Texas Common Stock issued and outstanding immediately prior to the Effective Time (the “Holders”), for exchange in accordance with this ARTICLE 3, (i) certificates or evidence of Simmons Common Stock in book-entry form issuable pursuant to Section 2.1(c) (collectively referred to as “Simmons Certificates”) for shares of Simmons Common Stock equal to the Stock Consideration and (ii) immediately available funds equal to the Aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.5 (collectively, the “Exchange Fund”) and Simmons shall instruct the Exchange Agent to timely pay the Aggregate Cash Consideration, the Stock Consideration and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Simmons or the Surviving Corporation. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Simmons and the Surviving Corporation and shall be paid to Simmons or the Surviving Corporation, as Simmons directs. No investment of the Exchange Fund shall relieve Simmons, the Surviving Corporation or the Exchange Agent from making the payments required by this ARTICLE 3 and following any losses from any such investment, Simmons shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Simmons’ obligations hereunder for the benefit of the Holders, which additional funds will be deemed to be part of the Exchange Fund.
(b) Delivery of Merger Consideration. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each Holder of a Certificate or Book-Entry Share notice advising such Holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares and instructions for surrendering the Certificates or Book-Entry Shares to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares). Upon proper surrender of a Certificate or Book-Entry Shares for exchange and cancellation to the Exchange Agent, together with the appropriate transmittal materials, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the Holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration, any cash in lieu of fractional shares which such Holder has a right to receive pursuant to Section 2.5 and any dividends or distributions which such Holder has the right to receive pursuant to Section 3.1(d) with respect to the shares of First Texas Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued for the benefit of Holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. The Stock Consideration Per Share delivered to each Holder shall be in non-certificated book-entry form.
(c) Share Transfer Books. At the Effective Time, the share transfer books of First Texas shall be closed, and thereafter there shall be no further registration of transfers of shares of First Texas Common Stock. From and after the Effective Time, Holders who held shares of First Texas Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. Until surrendered for exchange in accordance with the provisions of this Section 3.1, each Certificate or Book-Entry Share theretofore representing shares of First Texas Common Stock (other than the Canceled Shares) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in ARTICLE 2 in exchange therefor, subject, however, to the Simmons’ obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by First Texas in respect of such shares of First Texas Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or the Surviving Corporation for any reason shall be canceled and exchanged for the Merger Consideration, any cash in lieu of fractional shares (if any) pursuant to Section 2.5 and any dividends or distributions (if any) pursuant to Section 3.1(d) with respect to the shares of First Texas Common Stock formerly represented thereby.
(d) Dividends with Respect to Simmons Common Stock. No dividends or other distributions declared with respect to Simmons Common Stock with a record date after the Effective Time shall be paid to the Holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Simmons Common Stock issuable with respect to such Certificate or Book-Entry Shares in accordance with this Agreement until the surrender of such Certificate or Book-Entry Shares (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss and other documentation required by the Surviving Corporation hereunder in lieu thereof) there shall be paid to the record holder of the whole shares of Simmons Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such whole shares of Simmons Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Simmons Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former Holders on the first anniversary of the Effective Time shall be delivered to Simmons, and any former Holders who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Simmons Common Stock) to which they are entitled under this ARTICLE 3 shall thereafter look only to Simmons and the Surviving Corporation for payment of their claims with respect thereto.
(f) No Liability. If any Certificates shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration would escheat to or become the property of any Regulatory Authority), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of Simmons, free and clear of all claims or interest of any Person previously entitled thereto or their successors, assigns, or personal representatives. None of Simmons, First Texas, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Holder in respect of any cash that would have otherwise been payable in respect of any Certificate from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g) Withholding Rights. Each and any of Simmons, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as Simmons, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Internal Revenue Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Regulatory Authority by Simmons, the Surviving Corporation, or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Simmons, the Surviving Corporation, or the Exchange Agent, as applicable.
(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE 3.
(i) Change in Name on Certificate. If any Simmons Certificate representing shares of Simmons Common Stock is to be issued in a name other than that in which the Certificates or Book-Entry Shares surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificates or Book-Entry Shares so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a Simmons Certificate representing shares of Simmons Common Stock in any name other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
3.2.   Dissenting Shareholders.
(a) Notwithstanding anything in this Agreement to the contrary, shares of First Texas Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any Holder who is entitled to demand and properly demands appraisal of such shares of First Texas Common Stock pursuant to, and who complies in all respects with, the provisions of Sections 10.351 through 10.368 of the TBOC (the “First Texas Dissenting Shareholders”), shall not be converted into or be exchangeable for the right to receive any of the consideration as specified in ARTICLE 2 (the “First Texas Dissenting Shares”), but instead such Holder shall be entitled to payment of the fair value of such First Texas Dissenting Shares in accordance with the provisions of Sections 10.351 through 10.368 of the TBOC. At the Effective Time, all First Texas Dissenting Shares shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each Holder of First Texas Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such First Texas Dissenting Shares in accordance with the provisions of Sections 10.351 through 10.368 of the TBOC. Notwithstanding the foregoing, if any such Holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Sections 10.351 through 10.368 of the TBOC, or a court of competent jurisdiction shall determine that such Holder is not entitled to the relief provided by Sections 10.351 through 10.368 of the TBOC, then the right of such Holder to be paid the fair value of such Holder’s First Texas Dissenting Shares under Sections 10.351 through 10.368 of the TBOC shall cease and such First Texas Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.1(c) of this Agreement, any cash in lieu of fractional shares (if any) pursuant to Section 2.5 and any dividends or distributions (if any) pursuant to Section 3.1(d).
(b) First Texas shall give Simmons prompt written notice (but in any event within 48 hours) to Simmons of any demands for appraisal of any shares of First Texas Common Stock and any withdrawals of such demands, and Simmons shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. First Texas shall not, except with the prior written consent of Simmons, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.
(c) Holders of Simmons Common Stock immediately prior to the Effective Time and which are held by a shareholder who is entitled to demand and properly demands appraisal of such shares of Simmons Common Stock (the “Simmons Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Subchapter 13 of the ABCA (“Subchapter 13”) (the “Simmons Dissenting Shareholders”), shall be entitled to payment of the fair value of such Simmons Dissenting Shares in accordance with the provisions of Subchapter 13. At the Effective Time, all Simmons Dissenting Shares shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of Simmons Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Simmons Dissenting Shares in accordance with the provisions of Subchapter 13. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Subchapter 13, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Subchapter 13, then the right of such holder to be paid the fair value of such holder’s Simmons Dissenting Shares under Subchapter 13 shall cease and such Simmons Dissenting Shares shall revert to shares of Simmons Common Stock.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF FIRST TEXAS
Except as Previously Disclosed, First Texas hereby represents and warrants to Simmons as follows:
4.1.   Organization, Standing, and Power.
(a) Status of First Texas. First Texas is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Texas and has the corporate power and authority necessary to carry on its business as now conducted and to own, lease and operate its Assets. First Texas is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such failure to be so qualified or licensed has not had or would not be reasonably expected to have a Material Adverse Effect. First Texas is duly registered with the Federal Reserve as a bank holding company under the BHC Act. True, complete and correct copies of the certificate of formation and the bylaws of First Texas, each as in effect as of the date of this Agreement, have been delivered or made available to Simmons.
(b) Status of Southwest Bank. Southwest Bank is a direct, wholly owned Subsidiary of First Texas, is duly organized, validly existing and in good standing under the Laws of Texas, is authorized under the Laws of Texas to engage in its business and otherwise has the corporate power and authority to own or lease all of its properties and Assets and to conduct its business in the manner in which its business is now being conducted. Southwest Bank is authorized by the Texas Department of Banking (“TDB”) to engage in the business of banking as a commercial bank. Southwest Bank is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. True, complete and correct copies of the certificate of formation and the bylaws of Southwest Bank, each as in effect as of the date of this Agreement, have been delivered or made available to Simmons.
4.2.   Authority of First Texas; No Breach By Agreement.
(a) Authority. First Texas has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of this Agreement and the Merger by First Texas’ shareholders in accordance with this Agreement and the TBOC, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized and approved by all necessary corporate action in respect thereof on the part of First Texas (including, approval by, and a determination by all of the members of the board of directors of First Texas that this Agreement is advisable and in the best interests of First Texas’ shareholders and directing the submission of this Agreement to a vote at a meeting of shareholders of First Texas), subject to the approval of this Agreement by the holders of at least two-thirds of the outstanding shares of First Texas Common Stock entitled to vote on this Agreement and the Merger as contemplated by Section 7.1. Subject to such requisite First Texas shareholder approval, and assuming the due authorization, execution and delivery by Simmons, this Agreement represents a legal, valid, and binding obligation of First Texas, enforceable against First Texas in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(b) No Conflicts. Neither the execution and delivery of this Agreement by First Texas, nor the consummation by First Texas of the transactions contemplated hereby, nor compliance by First Texas with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of First Texas’ certificate of formation, bylaws, other governing instruments or certificate of formation, bylaws or other governing instruments of Southwest Bank and any other First Texas Entity or any resolution adopted by the board of directors or the shareholders of any First Texas Entity, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any First Texas Entity under, any Contract or Permit of any First Texas Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any First Texas Entity or any of their respective material Assets.
(c) Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Registration Statement), applicable state corporate and securities Laws, the TBOC, ABCA, the BHC Act, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any public body or authority or any third party is necessary for the consummation by First Texas of the Merger and the other transactions contemplated in this Agreement.
(d) First Texas Debt. First Texas has no debt that is secured by Southwest Bank capital stock.
4.3.   Capitalization of First Texas.
(a) Ownership. The authorized capital stock of First Texas consists of  (i) 10,000,000 shares of First Texas Common Stock, $1.00 par value per share and (ii) 5,000,000 shares of preferred stock, $1.00 par value per share. As of the close of business on January 20, 2017, (i) 7,876,969 shares of First Texas Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of First Texas Common Stock were held by First Texas in its treasury, (iii) 13,394 First Texas Restricted Stock Units were granted and outstanding, (iv) 644,191 shares of First Texas Common Stock were reserved for issuance upon the exercise of outstanding First Texas Stock Options, (v) 13,000 First Texas SARs were outstanding, and (vi) no shares of preferred stock were issued and outstanding or held by First Texas in its treasury.

(b) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of First Texas have been duly authorized and validly issued and outstanding, and are fully paid and nonassessable under the TBOC and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the outstanding shares of capital stock of First Texas has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of First Texas.
(c) Outstanding Equity Rights. There are no (i) existing Equity Rights with respect to the securities of First Texas or Southwest Bank, (ii) Contracts under which First Texas or Southwest Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of First Texas, (iii) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which First Texas or Southwest Bank is a party or of which First Texas is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of First Texas, or (iv) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of First Texas may vote.
(d) Voting Debt. No bonds, debentures, notes or other indebtedness of any First Texas Entity having the right to vote (or which are convertible into, or exchangeable for, securities of First Texas having the right to vote) on any matters on which shareholders of First Texas may vote are issued or outstanding. There are no Contracts pursuant to which First Texas or any First Texas Subsidiaries is or could be required to register shares of First Texas’ capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of First Texas or any First Texas Subsidiaries. No First Texas Subsidiary owns any capital stock of First Texas.
4.4.   Capitalization of Southwest Bank.
(a) Ownership. The authorized capital stock of Southwest Bank consists of 1,000,000 shares of common stock, par value $2.00 per share (the “Southwest Bank Common Stock”), and 1,000,000 shares of Southwest Bank Common Stock are outstanding as of the date of this Agreement. All of the outstanding shares of Southwest Bank Common Stock are directly and beneficially owned by First Texas.
(b) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of Southwest Bank are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Southwest Bank has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of the Southwest Bank.
(c) Outstanding Equity Rights. There are no (i) outstanding Equity Rights with respect to the securities of Southwest Bank, (ii) Contracts under which First Texas or Southwest Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Southwest Bank, (iii) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which First Texas or Southwest Bank is a party or of which First Texas is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Southwest Bank or (iv) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Southwest Bank may vote.
(d) Southwest Bank. Southwest Bank does not have any Subsidiaries nor own any equity interests in any other Person other than the entities set forth in Section 4.4(d) of First Texas’ Disclosure Memorandum.
4.5.   First Texas Subsidiaries.
(a) First Texas has no direct or indirect Subsidiaries nor own any equity interests in any other Person, other than Southwest Bank and the entities set forth in Section 4.5(a) of First Texas’ Disclosure Memorandum and indirect ownership through Southwest Bank of the entities set forth in Section 4.4(d) of First Texas’ Disclosure Memorandum. First Texas or Southwest Bank owns all of the issued and outstanding shares of capital stock (or other equity interests) of the First Texas Subsidiaries. No capital stock (or other equity interest) of a First Texas Subsidiary is or may become required to be issued (other than to another First Texas Entity) by reason of any Equity Rights, and there are no Contracts by which a First Texas Subsidiary is bound to issue (other than to another First Texas Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any First Texas Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of a First Texas Subsidiary (other than to another First Texas Entity). There are no Contracts relating to the rights of any First Texas Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of a First Texas Subsidiary. All of the shares of capital stock (or other equity interests) of each First Texas Subsidiary held by a First Texas Entity are fully paid under the Laws of the applicable jurisdiction of formation and are owned by the First Texas Entity free and clear of any Lien. Southwest Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder, the deposits in which are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the maximum amount permitted by applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of First Texas, threatened. The certificate of formation, bylaws, or other governing documents of each First Texas Subsidiary comply with applicable Law.
(b) Each Subsidiary of First Texas is duly organized, validly existing and in good standing under the Laws of the State of its organization, is authorized under applicable Laws to engage in its business and otherwise has the corporate power and authority to own or lease all of its Assets and to conduct its business in the manner in which its business is now being conducted.
4.6.   Regulatory Reports.
(a) First Texas’ Reports. First Texas and each First Texas Entity (other than Southwest Bank) has filed on a timely basis, all forms, filings, registrations, submissions, statements, certifications, reports and documents required to be filed or furnished by it with any Regulatory Authority, including any and all federal and state banking Laws, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law and the requirements of the applicable Regulatory Authority, since December 31, 2012.
(b) Southwest Bank’s Reports. Southwest Bank has duly filed with the TDB, Federal Reserve and any other applicable Regulatory Authorities, as the case may be, all reports, returns, filings, information, data, registrations, submissions, statements, required to be filed under any applicable Law, including any and all federal and state banking Laws, and the requirements of the applicable Regulatory Authority, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law. There (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations, inspections or investigations of First Texas or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of First Texas or any of its Subsidiaries.
4.7.   Financial Matters.
(a) Financial Statements. First Texas has made available to Simmons the First Texas Financial Statements. The First Texas Financial Statements with respect to periods ending prior to the date of this Agreement (i) are true, accurate and complete in all material respects, and have been prepared from, and are in accordance with the books and records of First Texas and its Subsidiaries, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto, and (iii) fairly present in all material respects the financial condition of First Texas and Southwest Bank, as applicable, as of the respective dates set forth therein and the results of operations, shareholders’ equity and cash flows of First Texas and Southwest Bank, as applicable, for the respective periods set forth therein. The consolidated financial statements of First Texas to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except with respect to interim financial statements for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of First Texas as of the respective dates set forth therein and the results of operations, shareholders’ equity and cash flows of First Texas for the respective periods set forth therein, subject in the case of interim financial statements to year-end adjustments.

(b) Call Reports. The financial statements contained in the Call Reports with respect to periods ending after December 31, 2012, and through the date of this Agreement (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes and (iii) fairly present in all material respects the financial condition of Southwest Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity for the respective periods set forth therein, subject to year-end adjustments. The financial statements contained in the Call Reports of Southwest Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Southwest Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity of Southwest Bank for the respective periods set forth therein, subject to year-end adjustments.
(c) Systems and Processes. Each of First Texas and Southwest Bank has devised and maintains a system of internal accounting controls sufficient to ensure that material information is made known to the management of First Texas and Southwest Bank as appropriate and provide reasonable assurances regarding the reliability of financial reporting and the preparation of the First Texas Financial Statements and the Call Reports for external purposes in accordance with GAAP, including that (i) transactions are executed only in accordance with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the First Texas Financial Statements and the Call Reports and to maintain accountability for the Assets of First Texas and Southwest Bank, (iii) access to such Assets is permitted only in accordance with management’s authorization, and (iv) the reporting of such Assets is compared with existing Assets at regular intervals. The records, systems, controls, data and information of First Texas and the First Texas Entities are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of First Texas or the First Texas Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on First Texas. First Texas and Southwest Bank have disclosed, based on their most recent evaluation prior to the date of this Agreement, to their auditors and the audit committee of their respective boards of directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect their ability to record, process, summarize or report financial data and have disclosed to their auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in their internal controls. Since December 31, 2012, neither First Texas nor Southwest Bank nor, to First Texas’ Knowledge, any employee, auditor, accountant or representative of any First Texas Entity has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of First Texas Financial Statements, Call Reports or the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of First Texas or any First Texas Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that First Texas or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing First Texas or any of its Subsidiaries, whether or not employed by First Texas or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by First Texas or any of its officers, directors or employees to the board of directors of First Texas or any committee thereof or to any director or officer of First Texas. To First Texas’ Knowledge, there has been no instance of fraud by any First Texas Entity, whether or not material, that occurred during any period covered by First Texas Financial Statements.
(d) Auditor Independence. During the periods covered by the First Texas Financial Statements, First Texas’ external auditor was independent of First Texas, Southwest Bank and their respective management. As of the date hereof, the external auditor for First Texas and Southwest Bank has not resigned or been dismissed as a result of or in connection with any disagreements with First Texas or Southwest Bank on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.8.   Books and Records.
The Books and Records have been and are being maintained in the Ordinary Course in accordance and compliance with all applicable accounting requirements and Laws and are complete and accurate in all material respects to reflect corporate action by First Texas and Southwest Bank.
4.9.   Absence of Undisclosed Liabilities.
No First Texas Entity has incurred any Liability, except for Liabilities (a) incurred in the Ordinary Course since December 31, 2015, (b) incurred in connection with this Agreement and the transactions contemplated hereby, or (c) that are accrued or reserved against in the consolidated balance sheet of First Texas as of December 31, 2015 included in the First Texas Financial Statements at and for the period ending December 31, 2015.
4.10.   Absence of Certain Changes or Events.
(a) Since December 31, 2015, there has not been a Material Adverse Effect on First Texas.
(b) Since December 31, 2015, (i) First Texas and its Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Asset owned, leased or otherwise used by First Texas or any First Texas Subsidiary whether or not covered by insurance and (iii) none of First Texas nor any of First Texas Subsidiaries have taken any of the following actions:
(A) amended the certificate of incorporation, bylaws or other governing instruments of any First Texas Entity;
(B) (i) repurchased, redeemed, or otherwise acquired or exchanged (other than in accordance with the terms of this Agreement), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any First Texas Entity or (ii) made, declared, paid or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of First Texas’ capital stock or other equity interests;
(C) other than grants of Equity Rights for First Texas Common Stock to current or prospective directors, officers and employees of First Texas and its Subsidiaries in the Ordinary Course, issued, granted, sold, pledged, disposed of, encumbered or authorized shares of First Texas Common Stock or any other capital stock of any First Texas Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right;
(D) sold, transferred, leased, mortgaged, permitted any Lien, or otherwise disposed of, discontinued or otherwise encumbered (i) any shares of capital stock or other equity interests of any First Texas Entity (unless any such shares of capital stock or other equity interest are sold or otherwise transferred to First Texas or one of the First Texas Subsidiaries) or (ii) any Asset with a current value of  $10,000 or more except in the Ordinary Course;
(E) (i) entered into, amended, or increased the benefits payable under any severance, change in control, retention, bonus guarantees, collective bargaining agreement or similar agreement or arrangement with employees or officers of any First Texas Entity, (ii) paid any (x) severance or termination pay or (y) any bonus, in either case other than pursuant to a First Texas Benefit Plan in effect on the date hereof and in the case of clause (x) subject to receipt of an effective release of claims from the employee, and in the case of clause (y) to the extent required under the terms of the First Texas Benefit Plan without the exercise of any upward discretion, (iii) granted, accelerated, amended or changed the period of exercisability of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights, (iv) funded any rabbi trust or similar arrangement or (v) hired any officer, employee, independent contractor or consultant (who is a natural person) who has annual base compensation greater than $100,000;
(F) entered into, amended or renewed any employment Contract between any First Texas Entity and any Person (unless such amendment is required by Law) that the First Texas Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(G) commenced any Litigation other than in the Ordinary Course, or settled, waived or released or agreed or consented to the issuance of any Order in connection with any Litigation involving any Liability of any First Texas Entity for money damages in excess of  $50,000 or that would impose any restriction on the operations, business or Assets of any First Texas Entity;
(H) made, or committed to make, any capital expenditures in excess of  $50,000 individually or $500,000 in the aggregate;
(I) except as required by Law or applicable Regulatory Authorities, made any material changes in its policies and practices with respect to insurance policies including materially reducing the amount of insurance coverage currently in place or failing to renew or replace any existing insurance policies;
(J) canceled, compromised, waived, or released any material indebtedness owed to any Person (other than a First Texas Entity) or any rights or claims held by any Person (other than a First Texas Entity), except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;
(K) permitted the commencement of any construction of new structures or facilities upon, or purchased or leased any real property in respect of any branch or other facility, or made any application to open, relocate or close any branch or other facility;
(L) materially changed or restructured its investment securities practices or policies, or changed its policies with respect to the classification or reporting of such portfolios, or invested in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or changed its interest rate exposure through purchases, sales or otherwise, or the manner in which its investment securities portfolios are classified or reported;
(M) except in the Ordinary Course, altered materially its interest rate or fee pricing policies with respect to depository accounts of any First Texas Subsidiaries or waived any material fees with respect thereto;
(N) other than in the Ordinary Course, repurchased, or provided indemnification relating to, Loans in the aggregate in excess of  $100,000; or
(O) agreed to take or made any commitment to take any of the foregoing actions.
(c) Since October 1, 2016, none of First Texas nor any of First Texas Subsidiaries have (i) changed in any material respect its lending, investment, hedging, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof) or (ii) changed its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans except as required by Law or by rules or policies imposed by a Regulatory Authority.
4.11.   Tax Matters.
(a) All First Texas Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the First Texas Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course). All material Taxes of the First Texas Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or which is being contested in appropriate proceedings) on any of the Assets of any of the First Texas Entities. No claim has ever been made in writing by an authority in a jurisdiction where any First Texas Entity does not file a Tax Return that such First Texas Entity may be subject to Taxes by that jurisdiction.
(b) None of the First Texas Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any First Texas Entity or the Assets of any First Texas Entity. None of the First Texas Entities has waived any statute of limitations in respect of any Taxes.

(c) Each First Texas Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.
(d) The unpaid Taxes of each First Texas Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such First Texas Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the First Texas Entities in filing their Tax Returns.
(e) None of the First Texas Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the First Texas Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) and none of the First Texas Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was First Texas) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which First Texas is parent), or as a transferee or successor.
(f) During the two-year period ending on the date hereof, none of the First Texas Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.
(g) Each First Texas Benefit Plan, employment agreement, or other compensation arrangement of First Texas that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Internal Revenue Code has been written, executed, and operated in compliance with Section 409A of the Internal Revenue Code and the regulations thereunder. Neither First Texas nor any First Texas Subsidiary has any obligation to gross-up or otherwise reimburse any person for any tax incurred by such person pursuant to Section 409A or Section 280G of the Internal Revenue Code.
(h) None of the First Texas Entities will be required to include after the Closing any material adjustment in taxable income pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. None of the First Texas Entities have participated in any “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4.
4.12.   Assets.
(a) Each First Texas Entity has good and marketable title to those Assets reflected in the most recent First Texas Financial Statements as being owned by such First Texas Entity or acquired after the date thereof  (except Assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable, (c) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or Assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or Assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”). First Texas is the fee simple owner of all owned real property and the lessee of all leasehold estates reflected in the most recent First Texas Financial Statements, free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be owned or leased thereunder, as applicable. There are no pending or, to the Knowledge of First Texas, threatened condemnation or eminent domain proceedings against any real property that is owned or leased by First Texas. First Texas and its Subsidiaries own or lease all properties as are necessary to their operations as now conducted and no person has any option or right to acquire or purchase any ownership interest in the owned real property or any portion thereof.

(b) Section 4.12(b) of the First Texas Disclosure Memorandum sets forth a complete and correct list of all street addresses and fee owners of all real property owned, leased or licensed by any First Texas Entity or otherwise occupied by a First Texas Entity or used or held for use by any First Texas Entity (collectively, the “Real Property”). Other than as set forth on Section 4.12(b) of the First Texas Disclosure Memorandum, there are no Persons in possession of any portion of any of the Real Property owned or leased by any First Texas Entity other than such First Texas Entity, and no Person other than a First Texas Entity has the right to use or occupy for any purpose any portion of any of the Real Property owned, leased or licensed by a First Texas Entity. First Texas or a First Texas Subsidiary has good and marketable fee title to all Real Property owned by it free and clear of all Liens, except Permitted Liens. There are no outstanding options, rights of first offer or refusal or other pre-emptive rights or purchase rights with respect to any such owned Real Property.
(c) All leases of Real Property under which any First Texas Entity, as lessee, leases Real Property, are valid, binding and enforceable in accordance with their respective terms and First Texas or such First Texas Subsidiary has good and marketable leasehold interests to all Real Property leased by them. There is not under any such lease any material existing Default by any First Texas Entity or, to First Texas’ Knowledge, any other party thereto, or any event which with notice or lapse of time would constitute such a material Default and all rent and other sums and charges due and payable under such lease have been paid.
(d) The Assets reflected in the most recent First Texas Financial Statements which are owned or leased by the First Texas Entities, and in combination with the Real Property, the Intellectual Property of any First Texas Entity, and contractual benefits and burdens of the First Texas Entities, constitute, as of the Closing Date, all of the Assets, rights and interests necessary to enable the First Texas Entities to operate consolidated businesses in the Ordinary Course and as the same is expected to be conducted on the Closing Date.
4.13.   Intellectual Property; Privacy.
(a) First Texas Entity owns or has a valid license to use (in each case, free and clear of any Liens other than any Permitted Liens) all of the Intellectual Property necessary to carry on the business of such First Texas Entity. Each First Texas Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such First Texas Entity in connection with such First Texas Entity’s business operations, and such First Texas Entity has the right to convey by sale or license any Intellectual Property so conveyed. No First Texas Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of First Texas threatened, which challenge the rights of any First Texas Entity with respect to Intellectual Property used, sold or licensed by such First Texas Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the First Texas Entities and the use of any Intellectual Property by First Texas and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other person. No Person has asserted to First Texas in writing that First Texas or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person. The validity, continuation and effectiveness of all licenses and other agreements relating to Intellectual Property used by any First Texas Entity in the course of its business and the current terms thereof will not be affected by the transactions contemplated by this Agreement, the use of the trademarks listed on Schedule 4.13(a) will be transferred to Simmons in connection with the transactions contemplated by this Agreement and after the Effective Time, no Person besides Simmons shall have right and title to such trademarks and tradenames. All of the First Texas Entities’ right to the use of and title to the names “First Texas BHC, Inc.” and “Southwest Bank” will be transferred to Simmons in connection with the completion of the transactions contemplated by this Agreement.
(b) (i) The computer, information technology and data processing systems, facilities and services used by First Texas and each of its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are reasonably sufficient for the conduct of the respective businesses of First Texas and its Subsidiaries as currently conducted and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of First Texas and each of its Subsidiaries as currently conducted. To First Texas’ Knowledge, no third party has gained unauthorized access to any Systems owned or controlled by First Texas or any of its Subsidiaries, and First Texas and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. First Texas and each of its Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of First Texas and each of its Subsidiaries in all material respects.
(c) First Texas and each of its Subsidiaries has (i) complied in all material respects with its published privacy policies and internal privacy policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To First Texas’ Knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by First Texas, any of its Subsidiaries or any other person.
4.14.   Environmental Matters.
(a) Each First Texas Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance, in all material respects, with all Environmental Laws.
(b) There is no Litigation pending or, to the Knowledge of First Texas, threatened before any court, governmental agency, or authority or other forum in which any First Texas Entity or any of its Operating Properties or Participation Facilities (or First Texas in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any First Texas Entity or any of its Operating Properties or Participation Facilities, nor, to the Knowledge of First Texas, is there any reasonable basis for any Litigation of a type described in this sentence.
4.15.   Compliance with Laws.
(a) Each First Texas Entity has, and since December 31, 2012 has had, in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now or then conducted (and have paid all fees and assessments due and payable in connection therewith). There has occurred no Default under any such Permit and to the Knowledge of First Texas no suspension or cancellation of any such Permit is threatened. None of the First Texas Entities:
(i) is in Default under any of the provisions of its certificate of formation or bylaws (or other governing instruments);
(ii) is in material Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or
(iii) since December 31, 2012, has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof asserting that any First Texas Entity is not in compliance with any Laws or Orders or engaging in an unsafe or unsound activity.
(b) First Texas and each First Texas Entity is in compliance in all material respects with all applicable Laws, regulatory capital requirements, or Orders to which they or their properties or Assets may be subject, including, but not limited to, the Securities Laws, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any Laws promulgated by the Consumer Financial Protection Bureau, Laws administered or enforced by the Federal Reserve, or the FDIC, all laws related to data protection or privacy, any applicable state, federal or self-regulatory organization, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, all other applicable fair lending and fair housing Laws or other Laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), Fair Debt Collections Practices Act, the Electronic Funds Transfer Act, all Laws relating to truth-in-lending, real estate settlement procedures or consumer credit (including, without limitation, the Consumer Credit Protection Act, the Truth-in-Lending Act and Regulation Z, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act of 1974 and Regulation X, the Equal Credit Opportunity Act and Regulation B, and applicable regulations thereunder), Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Gramm-Leach-Bliley Act, the BHC Act, the FDIA, the Sarbanes-Oxley Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. First Texas and Southwest Bank are “well-capitalized” and “well managed” (as those terms are defined in applicable regulations). To the Knowledge of First Texas, since December 31, 2012, each director, officer, shareholder, manager, and employee of the First Texas Entities that has been engaged at any time in the development, use or operation of the First Texas Entities and their respective Assets, and each Contractor, is and has been in compliance with all applicable Law relating to the development, use or operation of the First Texas Entities and their respective Assets. No Proceeding or notice has been filed, given, commenced or, to the Knowledge of First Texas, threatened against any of the First Texas Entities or any of their respective directors, officers, members, Affiliates, managers, employees or Contractors alleging any failure to so comply with all applicable Law.
(c) Southwest Bank has, in all material respects, (i) properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to applicable Laws and regulations referenced in this Section 4.15 and Sections 4.17 and 4.33.
(d) Since December 31, 2012, First Texas and each of its Subsidiaries has properly administered, in all material respects, all accounts for which First Texas or any of its Subsidiaries acts as a fiduciary, including accounts for which First Texas or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the applicable governing documents and applicable Laws. Since December 31, 2012, none of First Texas or any of its Subsidiaries, or, to First Texas’ Knowledge, any director, officer, or employee of First Texas or its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.
4.16.   Community Reinvestment Act Performance.
Southwest Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of  “satisfactory” or “outstanding” in its most recently completed examination, and First Texas has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Southwest Bank having its current rating lowered such that it is no longer “satisfactory” or “outstanding.”
4.17.   Foreign Corrupt Practices.
Since December 31, 2011, no First Texas Entity, or, to the Knowledge of First Texas, any director, officer, agent, employee or other Person acting on behalf of a First Texas Entity has, in the course of its actions for, or on behalf of, any First Texas Entity (a) used any funds of First Texas or any of its

Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from funds of First Texas or any of its Subsidiaries, (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for First Texas or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for First Texas or any of its Subsidiaries, (e) established or maintained any unlawful fund of monies or other Assets of First Texas or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of First Texas or any of its Subsidiaries or (g) violated or is in violation of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, the USA PATRIOT ACT of 2001, the money laundering Laws of any jurisdiction, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Regulatory Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Regulatory Authority or any arbitrator involving any First Texas Entity with respect to the Money Laundering Laws is pending or, to the Knowledge of First Texas, threatened. Since December 31, 2011, each First Texas Entity has been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all Money Laundering Laws administered and each First Texas Entity has established and maintained a system of internal controls designed to ensure compliance by the First Texas Entities with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws.
4.18.   Labor Relations.
(a) No First Texas Entity is the subject of any pending or threatened Litigation asserting that it or any other First Texas Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other First Texas Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any First Texas Entity party to or currently negotiating any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to First Texas’ relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any First Texas Entity pending or threatened and there have been no such actions or disputes since December 31, 2012. To the Knowledge of First Texas, since December 31, 2012, there has not been any attempt by any First Texas Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any First Texas Entity.
(b) The employment of each employee and the engagement of each independent contractor of First Texas Entity are terminable at will by the relevant First Texas Entity without any penalty, liability or severance obligation incurred by any First Texas Entity except as listed in Section 4.19(i) of First Texas’ Disclosure Memorandum.
(c) Section 4.18(c) of First Texas’ Disclosure Memorandum separately sets forth all of First Texas’ employees, including for each such employee: name, job title, Fair Labor Standards Act designation, work location (identified by street address), current compensation paid or payable, all wage arrangements, fringe benefits (other than employee benefits applicable to all employees, which benefits are set forth on Section 4.19(a) of First Texas’ Disclosure Memorandum), bonuses paid the past three years, and visa and greencard application status. To First Texas’ Knowledge, no employee of any First Texas Entity is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such employee’s duties. No key employee of any First Texas Entity has provided written notice to a First Texas Entity of his or her intent to terminate his or her employment with the applicable First Texas Entity as of the date hereof, and, as of the date hereof, to First Texas’ Knowledge, no key employee intends to terminate his or her employment with First Texas before Closing.

(d) To First Texas’ Knowledge, no independent contractor, consultant, freelancer or other service provider (collectively, “Contractors”) used by the First Texas Entities at any point during the prior three years, the fees for which were $10,000 or greater, is a party to, or is otherwise bound by, any agreement or arrangement with any third party, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such Contractor’s duties for the First Texas Entities. To First Texas’ Knowledge, no current Contractor used by the First Texas Entities intends to terminate his or her or its relationship with any First Texas Entity. The First Texas Entities have no obligation or liability with respect to any taxes (or the withholding thereof) in connection with any Contractor nor has First Texas performed any act or engaged in any activity that could result in First Texas being found to be a joint employer of a Contractor under the National Labor Relations Act, the Fair Labor Standards Act, any Occupational Safety and Health Administration laws or regulations, any state worker’s compensation laws, or any other law or regulation. The First Texas Entities have properly classified, pursuant to the Internal Revenue Code and any other applicable Law, all Contractors used by the First Texas Entities at any point.
(e) The First Texas Entities have no “leased employees” within the meaning of Internal Revenue Code § 414(n).
(f) The First Texas Entities have, or will have no later than the Closing Date, accrued all salaries, bonuses, commissions, and other wages due to be paid through the Closing Date. Each of the First Texas Entities is and at all times has been in material compliance with all Laws governing the employment of labor and the withholding of taxes, including but not limited to, all contractual commitments and all such Laws relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or Social Security taxes and similar taxes.
(g) There have not been any wage and hour claims by any employee of any First Texas Entity since December 31, 2012, nor, to First Texas’ Knowledge, are there any wage and hour claims currently threatened by any employee of any First Texas Entity. Except for claims for benefits in the Ordinary Course under a First Texas Benefit Plan, there have not been any proceedings by any employee of any First Texas Entity related to their employment with such First Texas Entity since December 31, 2012, nor, to the Knowledge of First Texas, are there any proceedings currently threatened by any employee of any First Texas Entity related to their employment with such First Texas Entity. To the Knowledge of First Texas, there are no governmental investigations open with or under consideration by the Department of Labor, Equal Employment Opportunity Commission, Office of Federal Contract Compliance Programs or any other governmental body charged with administering or enforcing employment related laws or regulations.
(h) All of the First Texas Entities’ employees are employed in the United States and are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. Each individual who renders services to any First Texas Entity has provided proof of employment eligibility and is properly classified as having the status of an employee or independent contractor or other non-employee status (including for purposes of taxation and Tax reporting and under First Texas Benefit Plans).
4.19.   Employee Benefit Plans.
(a) First Texas has made available to Simmons prior to the execution of this Agreement, true and correct copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any First Texas Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which First Texas or any ERISA Affiliate has or may have any obligation or Liability (collectively, the “First Texas Benefit Plans”). Any of the First Texas Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “First Texas ERISA Plan.” Section 4.19(a) of First Texas’ Disclosure Memorandum has a complete and accurate list of all First Texas Benefit Plans. No First Texas Benefit Plan is subject to any Laws other than those of the United States or any state, county, or municipality in the United States.

First Texas has made available to Simmons prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all First Texas Benefit Plans, (ii) all determination letters, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation (“PBGC”) regarding a First Texas Benefit Plan during this calendar year or any of the preceding three calendar years, or the most recent such letter or opinion if issued prior to the preceding three calendar years, (iii) annual reports or returns, audited or unaudited financial statements, actuarial or allocation reports, non-discrimination tests and valuations prepared for any First Texas Benefit Plan for the current plan year and the preceding three plan years, (iv) the most recent summary plan descriptions and any material modifications thereto for any First Texas Benefit Plan, (v) any correspondence with the DOL, IRS, PBGC, or any other governmental entity regarding a First Texas Benefit Plan since December 31, 2009, (vi) any correspondence, memorandum or calculations regarding errors since December 31, 2009 corrected or to be corrected with respect to any First Texas Benefit Plan under the IRS Employee Plans Compliance Resolution System and (vii) all actuarial valuations of First Texas Benefit Plans since December 31, 2009.
(b) Each First Texas Benefit Plan is and has been maintained in material compliance with the terms of such First Texas Benefit Plan, and in material compliance with the applicable requirements of the Internal Revenue Code, ERISA, and any other applicable Laws. No First Texas Benefit Plan is required to be amended within the ninety-day period beginning on the Closing Date in order to continue to comply with ERISA, the Internal Revenue Code, and other applicable Law. Each First Texas Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code is so qualified and has received a favorable determination letter, or for a prototype or volume submitter plan, opinion letter, from the IRS that is still in effect and applies to the First Texas Benefit Plan and on which such First Texas Benefit Plan is entitled to rely. Nothing has occurred and no circumstance exists that could adversely affect the qualified status of such First Texas Benefit Plan.
(c) There are no pending or, to the Knowledge of First Texas, threatened claims or disputes under the terms of, or in connection with, the First Texas Benefit Plans other than claims for benefits in the Ordinary Course and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any First Texas Benefit Plan.
(d) Neither First Texas nor any Affiliate of First Texas has engaged in any prohibited transaction for which there is not an exemption, within the meaning of Section 4975 of the Code or Section 406 of ERISA, with respect to any First Texas Benefit Plan and no prohibited transaction has occurred with respect to any First Texas Benefit Plan that would be reasonably expected to result in any liability or excise Tax under ERISA or the Internal Revenue Code. Neither First Texas, any First Texas Entity, any First Texas Entity employee, nor any committee of which any First Texas Entity employee is a member has materially breached his or her fiduciary duty with respect to a First Texas Benefit Plan in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any First Texas Benefit Plan. To First Texas’ Knowledge, no fiduciary, within the meaning of Section 3(21) of ERISA, who is not First Texas or any First Texas Entity employee, has breached his or her fiduciary duty with respect to a First Texas Benefit Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any First Texas Benefit Plan that would reasonably be expected to result in any liability or excise Tax under ERISA or the Internal Revenue Code being imposed on First Texas or any Affiliate of First Texas.
(e) Neither First Texas nor any ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any liability with respect to (i) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3)), (ii) a “multiple employer plan” (within the meaning of ERISA or the Internal Revenue Code), (iii) a self-funded health or welfare benefit plan, (iv) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Internal Revenue Code), or (v) an arrangement that is not either exempt from, or in compliance with, Section 409A of the Internal Revenue Code or that provides for indemnification for or gross-up of any taxes thereunder.
(f) Each Employee Benefit Plan that is a health or welfare plan has been amended and administered in accordance with the requirements of the Patient Protection and Affordable Care Act of 2010.

(g) No First Texas Entity has any Liability or obligation to provide postretirement health, medical or life insurance benefits to any First Texas Entity’s employees or former employees, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation Laws and for which the covered individual pays the full cost of coverage. No Tax under Internal Revenue Code Sections 4980B or 5000 has been incurred with respect to any First Texas Benefit Plan and no circumstance exists which could give rise to such Tax.
(h) All contributions required to be made to any First Texas Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any First Texas Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of First Texas.
(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of any First Texas Entity, or result in any (a) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (b) limitation on the right of any First Texas Entity to amend, merge, terminate or receive a reversion of assets from any First Texas Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the First Texas Entities in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. Section 4.19(i) of First Texas’ Disclosure Memorandum sets forth accurate and complete data with respect to each individual who has a contractual right to severance pay or benefits triggered by a change in control and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Internal Revenue Code. No First Texas Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Internal Revenue Code, or otherwise.
4.20.   Material Contracts.
None of the First Texas Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, any Contract (whether written or oral), (a) that is either material to any First Texas Entity or that would be required to be filed as an exhibit to a Form 10-K filed by any First Texas Entity with the SEC if the First Texas Entity were required to file or voluntarily filed such Form 10-K, (b) that is an employment, severance, termination, consulting, or retirement Contract, (c) relating to the borrowing of money by any First Texas Entity or the guarantee by any First Texas Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, advances and loans from the Federal Home Loan Bank, and trade payables, in each case in the Ordinary Course) in excess of  $10,000, (d) which prohibits or restricts any First Texas Entity (and/or, following consummation of the transactions contemplated by this Agreement, Simmons) from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (e) relating to the purchase or sale of any goods or services by a First Texas Entity (other than Contracts entered into in the Ordinary Course and involving payments under any individual Contract not in excess of  $50,000 over its remaining term or involving Loans, borrowings or guarantees originated or purchased by any First Texas Entity in the Ordinary Course), (f) which obligates any First Texas Entity to conduct business with any third party on an exclusive or preferential basis or requires referrals of business or any First Texas Entity to make available investment opportunities to any Person on a priority or exclusive basis, (g) which limits the payment of dividends by any First Texas Entity, (h) pursuant to which any First Texas Entity has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (i) pursuant to which any First Texas Entity has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger or contains a put, call or similar right involving the purchase or sale of any equity interests or Assets of any Person and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (j) which relates to Intellectual Property of First Texas (except generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses), (k) between any First Texas Entity, on the one hand, and (i) any officer or director of any First Texas Entity, or (ii) to the Knowledge of First Texas, any (x) record or beneficial owner of five percent or more of the voting securities of First Texas, (y) Affiliate or family member of any such officer, director or record or beneficial owner or (z) any other Affiliate of First Texas, on the other hand, except those of a type available to employees of First Texas generally, (l) that provides for payments to be made by First Texas or any of its Subsidiaries upon a change in control thereof, (m) that may not be canceled by Simmons, First Texas or any of their respective Subsidiaries (i) at their convenience (subject to no more than 90 days’ prior written notice), or (ii) without payment of a penalty or termination fee equal to or greater than $75,000 (assuming such Contract was terminated on the Closing Date), (n) containing any standstill or similar agreement pursuant to which First Texas has agreed not to acquire Assets or equity interests of another Person, (o) that provides for indemnification by First Texas or any of its Subsidiaries of any Person, except for non-material Contracts entered into in the Ordinary Course, (p) with or to a labor union or guild (including any collective bargaining agreement), (q) that grants any “most favored nation” right, right of first refusal, right of first offer or similar right with respect to any material Assets, or rights of First Texas or its Subsidiaries, taken as a whole, (r) that would be terminable other than by a First Texas Entity or under which a material payment obligation would arise or be accelerated, in each case as a result of the Merger or the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events), or (s) any other Contract or amendment thereto that is material to any First Texas Entity or their respective business or Assets and not otherwise entered into in the Ordinary Course. Each Contract of the type described in this Section 4.20, whether or not set forth in First Texas’ Disclosure Memorandum together with all Contracts referred to in Sections 4.13 and 4.19(a), are referred to herein as the “First Texas Contracts.” With respect to each First Texas Contract: (i) the First Texas Contract is legal, valid and binding on First Texas or a First Texas Subsidiary and is in full force and effect and is enforceable in accordance with its terms; (ii) no First Texas Entity is in material Default thereunder; (iii) no First Texas Entity has repudiated or waived any material provision of any such First Texas Contract; (iv) no other party to any such First Texas Contract is, to the Knowledge of First Texas, in material Default or has repudiated or waived any material provision thereunder; and (v) there is not pending or, to the Knowledge of First Texas, threatened cancellations of any First Texas Contract prior to the expiration of the term thereof. All of the First Texas Contracts have been Previously Disclosed and complete and correct copies of each First Texas Contract have been made available to Simmons. All of the indebtedness of any First Texas Entity for money borrowed is prepayable at any time by such First Texas Entity without penalty or premium.
4.21.   Agreements with Regulatory Authorities.
Neither First Texas nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any formal or informal written agreement, consent decree, or memorandum of understanding with, or is a party to any commitment letter, safety and soundness compliance plan, order of prohibition or suspension or other written statement as described under 12 U.S.C. 1818(u), or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in First Texas’ Disclosure Memorandum, a “First Texas Regulatory Agreement”), nor has First Texas or any First Texas Subsidiary been advised in writing or, to First Texas’ Knowledge, orally, since December 31, 2012, by any Regulatory Authority that it is considering issuing, initiating, ordering, or requesting any such First Texas Regulatory Agreement.
4.22.   Investment Securities.
(a) Each of First Texas and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements, borrowings of federal funds or advances and loans from the Federal Reserve Banks or Federal Home Loan Banks or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities or commodities are pledged in the Ordinary Course and in accordance with prudent banking practices to secure obligations of First Texas or its Subsidiaries. Such securities are valued on the books of First Texas in accordance with GAAP in all material respects.
(b) First Texas and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that First Texas believes are prudent and reasonable in the context of their respective businesses, and First Texas and its Subsidiaries have, since December 31, 2012, been in compliance with such policies, practices and procedures in all material respects.
4.23.   Derivative Instruments and Transactions.
All Derivative Transactions (as defined below) whether entered into for the account of any First Texas Entity or for the account of a customer of any First Texas Entity (a) were entered into in the Ordinary Course and in accordance with prudent banking practice and with, in all material respects, applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the First Texas Entity party thereto and, to the Knowledge of First Texas, each of the counterparties thereto and (c) are in full force and effect and enforceable in accordance with their terms. First Texas or its Subsidiaries and, to the Knowledge of First Texas, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of First Texas, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of First Texas and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the Books and Records of First Texas and such Subsidiaries in accordance with GAAP. For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
4.24.   Legal Proceedings.
There is no Litigation instituted or pending, or, to the Knowledge of First Texas, threatened against any First Texas Entity, or against any current or former director, officer or employee of a First Texas Entity in their capacities as such or Employee Benefit Plan of any First Texas Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any First Texas Entity, in each case, that has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Texas. Section 4.24 of First Texas’ Disclosure Memorandum sets forth a list of all Litigation as of the date of this Agreement to which any First Texas Entity is a party. Section 4.24 of First Texas’ Disclosure Memorandum sets forth a list of all Orders to which any First Texas Entity is subject.
4.25.   Statements True and Correct.
(a) None of the information supplied or to be supplied by any First Texas Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Simmons with the SEC will, when supplied or when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Proxy Statement relating to First Texas and its Subsidiaries and other portions within the reasonable control of First Texas and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b) None of the information supplied or to be supplied by any First Texas Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement, and any other documents to be filed by a First Texas Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Proxy Statement, when first mailed to the shareholders of First Texas and shareholders of Simmons, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of First Texas’ Shareholders’ Meeting and Simmons’ Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for First Texas’ Shareholders’ Meeting or Simmons’ Shareholders’ Meeting.
4.26.   State Takeover Statutes and Takeover Provisions.
First Texas has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”). No First Texas Entity is the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of Simmons entitled to vote in the election of Simmons’ directors.
4.27.   Opinion of Financial Advisor.
First Texas has received the opinion of Stephens Inc., which, if initially rendered verbally has been confirmed by a written opinion, dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid to the holders of First Texas Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.28.   Tax and Regulatory Matters.
No First Texas Entity or, to the Knowledge of First Texas, any Affiliate thereof has taken or agreed to take any action, and First Texas does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.
4.29.   Loan Matters.
(a) Neither First Texas nor any of its Subsidiaries is a party to any written or oral Loan in which First Texas or any First Texas Subsidiary is a creditor which as of December 31, 2016, had an outstanding balance of  $50,000 or more and under the terms of which the obligor was, as of December 31, 2016, over 90 days or more delinquent in payment of principal or interest. Except as such disclosure may be limited by any applicable Law, Section 4.29(a) of First Texas’ Disclosure Memorandum sets forth a true, correct and complete list of  (i) all of the Loans of First Texas and its Subsidiaries that, (A) as of December 31, 2016 had an outstanding balance of  $50,000 or more and were (1) on non-accrual status or (2) classified by First Texas as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date, or (B) with respect to which, at any point since December 31, 2012, constituted a “Troubled Debt Restructuring,” as defined in the Accounting Standards Codification Subtopic 310-40.
(b) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by a First Texas Entity and are complete and correct in all material respects.
(c) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, First Texas’ written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.
(d) None of the Contracts pursuant to which any First Texas Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan. Except as would not be material to First Texas and its Subsidiaries, each Loan included in a pool of Loans originated, securitized or, to the Knowledge of First Texas, acquired by First Texas or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and Loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable Laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and, except as would not be material to First Texas and its Subsidiaries, no Loan has been bought out of a Pool without all required approvals of the applicable investors.
(e) (i) Section 4.29(e) of First Texas’ Disclosure Memorandum sets forth a list of all Loans as of the date hereof by First Texas to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any First Texas Entity, (ii) there are no employee, officer, director, principal shareholder or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.
(f) Neither First Texas nor any of its Subsidiaries is now nor has it ever been since December 31, 2012, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
4.30.   Deposits.
All of the deposits held by Southwest Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of Southwest Bank and (b) all applicable Laws, including Money Laundering Laws and anti-terrorism or embargoed persons requirements. All of the deposits held by Southwest Bank are insured to the maximum limit set by the FDIC, and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of First Texas, threatened.
4.31.   Allowance for Loan and Lease Losses.
The allowance for loan and lease losses (“ALLL”) reflected in the First Texas Financial Statements was, as of the date of each of the First Texas Financial Statements, in the opinion of management of First Texas, in compliance with First Texas’ existing methodology for determining the adequacy of its ALLL and in compliance in all material respects with the standards established by the applicable Regulatory Authority, the Financial Accounting Standards Board and GAAP, and is adequate.

4.32.   Insurance.
First Texas Entities are insured with reputable insurers against such risks and in such amounts as the management of First Texas reasonably has determined to be prudent and consistent with industry practice. Section 4.32 of First Texas’ Disclosure Memorandum contains a true, correct and complete list and a brief description (including the name of the insurer, agent, coverage and the expiration date) of all insurance policies in force on the date hereof with respect to the business and Assets of the First Texas Entities, correct and complete copies of which policies have been provided to Simmons prior to the date hereof. The First Texas Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the First Texas Entities, First Texas Entities are the sole beneficiaries of such policies. All premiums and other payments due under any such policy have been paid, and all material notices and claims thereunder have been filed in due and timely fashion. To First Texas’ Knowledge, no First Texas Entity has received any written notice of cancellation or non-renewal of any such policies, nor, to First Texas’ Knowledge, is the termination of any such policies threatened.
4.33.   OFAC; Sanctions.
None of First Texas, any First Texas Entity or any director or officer or, to the Knowledge of First Texas, any agent, employee, affiliate or other Person acting on behalf of any First Texas Entity (a) engaged in any services (including financial services), transfers of goods, software, or technology, or any other business activity related to (i) Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine claimed by Russia (“Sanctioned Countries”), (ii) the government of any Sanctioned Country, (iii) any person, entity or organization located in, resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any Person made subject of any sanctions administered or enforced by the United States Government, including, without limitation, the list of Specially Designated Nationals (“SDN List”) of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions or (d) is located, organized or resident in any Sanctioned Country.
4.34.   Brokers and Finders.
Except for Stephens Inc., neither First Texas nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.
4.35.   Transactions with Affiliates.
There are no Contracts, plans, arrangements or other transactions between any First Texas Entity, on the one hand, and (a) any officer or director of any First Texas Entity, (b) to First Texas’ Knowledge, any (i) record or beneficial owner of five percent or more of the voting securities of First Texas or (ii) Affiliate or family member of any such officer, director or record or beneficial owner, or (c) any other Affiliate of First Texas, on the other hand, except those, in each case, of a type available to employees of First Texas generally.
4.36.   No Investment Adviser Subsidiary.
Neither First Texas nor any First Texas Subsidiary provides investment management, investment advisory or sub-advisory services to any Person (including management and advice provided to separate accounts and participation in wrap fee programs) and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.
4.37.   No Broker-Dealer Subsidiary.
Neither First Texas nor any First Texas Subsidiary is a broker-dealer required to be registered under the Exchange Act with the SEC.

4.38.   No Insurance Subsidiary.
Neither First Texas nor any First Texas Subsidiary conducts insurance operations that require a license from any national, state or local governmental authority or Regulatory Authority under any applicable Law.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SIMMONS
Except as Previously Disclosed, Simmons hereby represents and warrants to First Texas as follows:
5.1.   The Standard.
No representation or warranty of Simmons contained in ARTICLE 5 shall be deemed untrue or incorrect, and Simmons shall not be deemed to have breached a representation or warranty, in each case for all purposes hereunder, including the condition set forth in Section 8.3(a), as a consequence or result of the existence or absence of any fact, circumstance, change or event unless such fact, circumstance, change or event, individually or taken together with all other facts, circumstances, changes or events inconsistent with any representation or warranty contained in ARTICLE 5 has had or is reasonably likely to have a Material Adverse Effect on Simmons (it being understood that for the purpose of determining the accuracy of such representations and warranties, other than the representation in Section 5.7, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded); provided, that the foregoing shall not apply to the representations in Sections 5.2 (first sentence only), 5.3(a), 5.3(b)(i), 5.4(b) and 5.14, which shall be true and correct in all material respects, and the representations and warranties in Sections 5.4(a), 5.4(c) and 5.7, which shall be true and correct in all respects (except for inaccuracies in Sections 5.4(a) and 5.4(c) that are de minimis in amount).
5.2.   Organization, Standing, and Power.
Simmons is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Arkansas, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Simmons is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.
5.3.   Authority; No Breach By Agreement.
(a) Authority. Simmons has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Simmons, subject to the requisite approval of this Agreement by the holders of Simmons Capital Stock entitled to vote on the Agreement and the Merger. Subject to such requisite Simmons shareholder approval, and assuming the due authorization, execution and delivery by First Texas, this Agreement represents a legal, valid, and binding obligation of Simmons, enforceable against Simmons in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(b) No Conflicts. Neither the execution and delivery of this Agreement by Simmons, nor the consummation by Simmons of the transactions contemplated hereby, nor compliance by Simmons with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Simmons’ Articles of Restatement of the Articles of Incorporation or Amended Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Simmons Entity under, any Contract or Permit of any Simmons Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Simmons Entity or any of their respective material Assets.

(c) Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Registration Statement), applicable state corporate and securities Laws, the rules of NASDAQ, the ABCA, the TBOC, the Laws of the State of Arkansas with respect to Simmons Bank, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Simmons of the Merger and the other transactions contemplated in this Agreement.
5.4.   Capital Stock.
(a) The authorized capital stock of Simmons consists of  (i) 120,000,000 shares of Simmons Common Stock, of which 31,338,896 shares are issued and outstanding as of January 20, 2017, and (ii) 40,040,000 shares of preferred stock, par value $0.01 per share, of Simmons, of which no shares are issued and outstanding as of January 20, 2017. As of the date of this Agreement, no more than 800,000 shares of Simmons Common Stock are subject to Simmons Options or other Equity Rights in respect of Simmons Common Stock, and no more than 225,000 shares of Simmons Common Stock were reserved for future grants under the Simmons Stock Plans. Upon any issuance of any shares of Simmons Common Stock in accordance with the terms of the Simmons Stock Plans, such shares will be duly and validly issued and fully paid and nonassessable.
(b) All of the issued and outstanding shares of Simmons Capital Stock are, and all of the shares of Simmons Common Stock to be issued in exchange for shares of First Texas Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the ABCA. None of the shares of Simmons Common Stock to be issued in exchange for shares of First Texas Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Simmons.
(c) Except as set forth in Section 5.4(a), as of January 20, 2017, there are no shares of capital stock or other equity securities of Simmons outstanding and no outstanding Equity Rights relating to the capital stock of Simmons. No Simmons Entity owns any capital stock of First Texas.
5.5.   SEC Filings; Financial Statements.
(a) Simmons has timely filed all SEC Documents required to be filed by Simmons since December 31, 2015 (the “Simmons SEC Reports”). The Simmons SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Simmons SEC Reports or necessary in order to make the statements in such Simmons SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Simmons Bank and Simmons Subsidiaries that are registered as a broker, dealer, or investment adviser, no Simmons Subsidiary is required to file any SEC Documents.
(b) Each of the Simmons Financial Statements (including, in each case, any related notes) contained in the Simmons SEC Reports, including any Simmons SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Simmons and its Subsidiaries as at the respective dates and the consolidated results of operations, shareholders’ equity and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.
(c) Since December 31, 2015, Simmons and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial)

required to be disclosed by Simmons in the Simmons SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the chief executive officer, chief financial officer or other members of executive management of Simmons as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Simmons required under the Exchange Act with respect to such reports.
(d) Simmons and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Simmons has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Simmons’ outside auditors and the audit committee of the board of directors of Simmons, (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Simmons’ ability to accurately record, process summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Simmons’ internal control over financial reporting.
(e) Since December 31, 2012, (i) neither any Simmons Entity nor, to the Knowledge of Simmons, any director, officer, employee, auditor, accountant or representative of any Simmons Entity has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Simmons Entity or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Simmons Entity has engaged in questionable accounting or auditing practices and (ii) no attorney representing any Simmons Entity, whether or not employed by any Simmons Entity, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Simmons or any of its officers, directors, employees or agents to the board of directors of Simmons or any committee thereof or to any of Simmons’ directors or officers.
5.6.   Absence of Undisclosed Liabilities.
No Simmons Entity has incurred any Liability, except (a) such Liabilities incurred in the Ordinary Course consistent with past practice since December 31, 2015, (b) in connection with this Agreement and the transactions contemplated hereby, and (c) such Liabilities that are accrued or reserved against in the consolidated balance sheets of Simmons as of September 30, 2016, included in the Simmons Financial Statements delivered or filed prior to the date of this Agreement.
5.7.   Absence of Certain Changes or Events.
Since December 31, 2015 there has not been a Material Adverse Effect on Simmons.
5.8.   Tax Matters.
(a) The Simmons Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed and such Tax Returns are correct and complete in all material respects. The Simmons Entities are not the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course). All material Taxes of the Simmons Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of the Simmons Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Simmons Entity does not file a Tax Return that such Simmons Entity may be subject to Taxes by that jurisdiction.
(b) None of the Simmons Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Simmons Entity. None of the Simmons Entities has waived any statute of limitations in respect of any Taxes.

(c) Each Simmons Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.
5.9.   Compliance with Laws.
Simmons is duly registered as a bank holding company and has elected to be treated as a financial holding company under the BHC Act. Each Simmons Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the Simmons Entities:
(a) is in Default under its Articles of Incorporation or Bylaws (or other governing instruments); or
(b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or
(c) since December 31, 2012, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Simmons Entity is not in compliance with any Laws or Orders, or (ii) requiring any Simmons Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal or informal agreement, directive, consent decree, commitment or memorandum of understanding, order of prohibition or suspension or other written statements as described under 12 U.S.C. 1818(u), or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.
5.10.   Legal Proceedings.
There is no Litigation instituted or pending, or, to the Knowledge of Simmons, threatened against any Simmons Entity, or against any director, employee or employee benefit plan of any Simmons Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Simmons Entity.
5.11.   Reports.
Since December 31, 2012, each Simmons Entity has filed all material reports and statements, together with any amendments required to be made with respect thereto, including Call Reports, that it was required to file with Regulatory Authorities (other than the SEC). As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, in light of the circumstances under which they were made, or necessary to make the statements made therein not misleading.
5.12.   Statements True and Correct.
(a) None of the information supplied or to be supplied by any Simmons Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Simmons with the SEC, will, when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Registration Statement and the Proxy Statement relating to Simmons and its Subsidiaries and other portions within the reasonable control of Simmons and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b) None of the information supplied or to be supplied by any Simmons Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement to be mailed to First Texas’ shareholders and Simmons’ shareholders in connection with First Texas’ Shareholders’ Meeting and Simmons’ Shareholders’ Meeting, and any other documents to be filed by any Simmons Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of First Texas and the shareholders of Simmons, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of First Texas’ Shareholders’ Meeting and Simmons’ Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact, in light of the circumstances under which they were made, necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for First Texas’ Shareholders’ Meeting or Simmons’ Shareholders’ Meeting.
5.13.   Tax and Regulatory Matters.
No Simmons Entity or, to the Knowledge of Simmons, any Affiliate thereof has taken or agreed to take any action, and Simmons does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.
5.14.   Brokers, Advisors and Finders.
Except for Mercer Capital Management, Inc., neither Simmons nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby
5.15.   Regulatory Capitalization.
Each of Simmons and Simmons Bank is “well capitalized” as such term is defined in the rules and regulations promugated by the Federal Reserve.
ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION
6.1.   Affirmative Covenants of First Texas.
(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Simmons shall have been obtained, which consent shall not be unreasonably withheld, delayed or conditioned, and except as otherwise expressly contemplated herein or as set forth in Section 6.1(a) of First Texas’ Disclosure Memorandum, First Texas shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and Ordinary Course, consistent with past practice, (ii) use its reasonable best efforts to preserve intact its business (including its organization, Assets, goodwill and insurance coverage), and maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its officers and key employees, and (iii) take no action that is intended to or which would reasonably be expected to adversely affect or delay (A) the receipt of any Requisite Regulatory Approvals, (B) the consummation of the transactions contemplated by this Agreement or (C) performance of its covenants and agreements in this Agreement.

(b) Beginning on the date that is two weeks after the date hereof, and every two weeks thereafter, First Texas shall provide, and shall cause Southwest Bank also to provide, to Simmons a report describing all of the following which has occurred in the prior two weeks:
(i) new, renewed, extended, modified, amended or terminated Contracts that provide for aggregate annual payments of  $50,000 or more; and
(ii) new Loans or commitments (including a letter of credit) for Loans in excess of  $1,000,000, any renewals or extensions of existing Loans or commitments for any Loans in excess of  $1,000,000, or any material amendments or modifications to Loans in excess of  $1,000,000.
6.2.   Negative Covenants of First Texas.
From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Simmons shall have been obtained, which consent shall not be unreasonably withheld, delayed or conditioned, and except as otherwise expressly contemplated herein or as set forth in Section 6.2 of First Texas’ Disclosure Memorandum, First Texas covenants and agrees that it will not do or agree or commit to do, or cause or permit any of its Subsidiaries to do or agree or commit to do, any of the following:
(a) amend the certificate of formation, bylaws or other governing instruments of any First Texas Entity;
(b) incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for any additional debt obligation or other obligation for borrowed money (other than indebtedness of First Texas to Southwest Bank or of Southwest Bank to First Texas, the creation of deposit liabilities, purchases of federal funds, borrowings from any Federal Home Loan Bank, sales of certificates of deposits, or receipt of advances under an existing line of credit, in each case incurred in the Ordinary Course);
(c) (i) repurchase, redeem, or otherwise acquire or exchange (other than in accordance with the terms of this Agreement), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any First Texas Entity, (ii) make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of First Texas’ capital stock or other equity interests, or (iii) issue, grant, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any Contract to issue, grant, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of First Texas Common Stock or any other capital stock of any First Texas Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right;
(d) directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of any First Texas Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First Texas Common Stock, or sell, transfer, lease, mortgage, permit any Lien, or otherwise dispose of, discontinue or otherwise encumber (i) any shares of capital stock or other equity interests of any First Texas Entity (unless any such shares of capital stock or other equity interest are sold or otherwise transferred to First Texas or one of the First Texas Subsidiaries) or (ii) any Asset with a then current value of  $10,000 or more other than pursuant to Contracts in force at the date of the Agreement, Loan participations or sales of investment securities in the Ordinary Course;
(e) (i) except for purchases of investment securities in the Ordinary Course, purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, Asset transfers, purchase of any Assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course), any Person other than Southwest Bank, or otherwise acquire direct or indirect control over any Person or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any Person (other than consolidations, mergers or reorganizations solely among wholly owned First Texas Subsidiaries), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;
(f) (i) grant any bonus or increase in compensation or benefits to the employees or officers of any First Texas Entity, except or as required by Law, (ii) pay any (x) severance or termination pay or (y) any bonus, in either case other than pursuant to a First Texas Benefit Plan in effect on the date hereof and in the case of clause (x) subject to receipt of an effective release of claims from the employee, and in the case of clause (y) to the extent required under the terms of the First Texas Benefit Plan without the exercise of any upward discretion, (iii) enter into, amend, or increase the benefits payable under any severance, change in control, retention, bonus guarantees, collective bargaining agreement or similar agreement or arrangement with employees or officers of any First Texas Entity, (iv) grant any increase in fees or other increases in compensation or other benefits to directors of any First Texas Entity, (v) waive any stock repurchase rights, or grant, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $75,000, other than for cause or (viii) hire any officer, employee, independent contractor or consultant (who is a natural person) who has annual base compensation greater than $100,000;
(g) enter into, amend or renew any employment Contract between any First Texas Entity and any Person (unless such amendment is required by Law) that the First Texas Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;
(h) except as required by Law or, with respect to a First Texas ERISA Plan that is intended to be tax-qualified in the opinion of counsel is necessary or advisable to maintain the tax qualified status, (i) adopt or establish any new Employee Benefit Plan of any First Texas Entity or terminate or withdraw from, or amend, any First Texas Benefit Plan, (ii) make any distributions from such Employee Benefit Plans, except as required by the terms of such plans, or (iii) fund or in any other way secure the payment of compensation or benefits under any First Texas Benefit Plan;
(i) make any change in any accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in regulatory accounting requirements or GAAP;
(j) commence any Litigation other than in the Ordinary Course, or settle, waive or release or agree or consent to the issuance of any Order in connection with any Litigation (i) involving any Liability of any First Texas Entity for money damages in excess of  $50,000 or that would impose any restriction on the operations, business or Assets of any First Texas Entity or the Surviving Corporation or (ii) arising out of or relating to this Agreement (other than as permitted by Section 10.13);
(k) (i) enter into, renew, extend, modify, amend or terminate any (A) Contract (1) with a term longer than one year or (2) that calls for aggregate payments of  $50,000 or more, (B) First Texas Contract, (C) Contract referenced in Section 4.34 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement), or (D) Contract, plan, arrangement or other transaction of the type described in Section 4.35 (other than, in the case of sub-clauses (A) and (B), Contracts that can be terminated on less than 30 days’ notice with no prepayment penalty, Liability or other obligation), (ii) make any amendment or modification to any Contract described in clause (i), other than in the Ordinary Course, or (iii) waive, release, compromise or assign any material rights or claims under any Contract described in clause (i);
(l) (i) enter into any new line of business or, except in the Ordinary Course, change in any material respect its lending, investment, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), or (ii) change its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans except as required by Law or by rules or policies imposed by a Regulatory Authority;

(m) make, or commit to make, any capital expenditures in excess of  $50,000 individually or $500,000 in the aggregate;
(n) except as required by Law or applicable Regulatory Authorities, make any material changes in its policies and practices with respect to (i) its hedging practices and policies or (ii) insurance policies including materially reducing the amount of insurance coverage currently in place or failing to renew or replace any existing insurance policies;
(o) cancel, compromise, waive or release any material indebtedness owed to any Person or any rights or claims held by any Person, except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;
(p) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;
(q) materially change or restructure its investment securities portfolios, its investment securities practices or policies, or change its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or change its interest rate exposure through purchases, sales or otherwise, or the manner in which its investment securities portfolios are classified or reported;
(r) except in the Ordinary Course, alter materially its interest rate or fee pricing policies with respect to depository accounts of any First Texas Subsidiaries or waive any material fees with respect thereto;
(s) make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, file any amended material Tax Returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, settle or compromise any material Tax liability of any First Texas Entity, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;
(t) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;
(u) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients;
(v) foreclose upon or take a deed or title to any commercial real estate (excluding real estate used solely for agricultural production) without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding 12 months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Hazardous Material;
(w) make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Southwest Bank), except for (i) Loans or commitments for Loans in full compliance with the Southwest Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement, and (ii) amendments or modifications of any existing Loan in full compliance with the Southwest Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement;
(x) other than in the Ordinary Course, repurchase, or provide indemnification relating to, Loans in the aggregate in excess of  $100,000;

(y) notwithstanding any other provision hereof, knowingly take any action that is reasonably likely to result in any of the conditions set forth in ARTICLE 8 not being satisfied, or materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law; or
(z) agree to take, make any commitment to take, or adopt any resolutions of First Texas’ board of directors in support of, any of the actions prohibited by this Section 6.2.
6.3.   Covenants of Simmons.
From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of First Texas shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Simmons’ Disclosure Memorandum, Simmons covenants and agrees that it shall not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of First Texas, which consent shall not be unreasonably withheld, delayed or conditioned:
(a) amend the articles of incorporation, bylaws or other governing instruments of Simmons or any Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) in a manner that would adversely affect First Texas or the holders of First Texas Common Stock adversely relative to other holders of Simmons Common Stock;
(b) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;
(c) take any action that could reasonably be expected to impede or materially delay consummation of the transactions contemplated by this Agreement; or
(d) agree to take, make any commitment to take, or adopt any resolutions of Simmons’ board of directors in support of, any of the actions prohibited by this Section 6.3.
6.4.   Reports.
Each Party and its Subsidiaries shall file all reports, including Call Reports, required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC and with respect to the financial statements in the Call Reports, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material) or applicable regulatory accounting principles (with respect to the financial statements contained in the Call Reports) consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1.   Registration Statement; Proxy Statement; Shareholder Approvals.
(a) Except as Previously Disclosed, Simmons and First Texas shall prepare and file with the SEC, a joint proxy statement/prospectus in definitive form (including any amendments thereto, the “Proxy Statement”) and Simmons shall prepare and file with the SEC the Registration Statement (including the prospectus of Simmons and Proxy Statement constituting a part thereof and all related documents), subject to full cooperation of both Parties and their respective advisors and accountants. Simmons and First Texas agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other Party and its counsel and its accountants in the preparation of the Registration Statement and the Proxy Statement. Each of Simmons and First Texas agrees to use all commercially reasonable efforts to cause the Registration

Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and First Texas and Simmons shall thereafter mail or deliver the Proxy Statement to their respective shareholders promptly following the date of effectiveness of the Registration Statement. Simmons also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and First Texas shall furnish all information concerning First Texas and the holders of First Texas Common Stock as may be reasonably requested in connection with any such action. Each of Simmons and First Texas agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors and shareholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Simmons, First Texas or their respective Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement. First Texas shall have the right to review and consult with Simmons with respect to any information included in, the Registration Statement prior to its being filed with the SEC. Simmons will advise First Texas, promptly after Simmons receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Simmons Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
(b) First Texas shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (“First Texas’ Shareholders’ Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon the approval of this Agreement by at least two-thirds of the outstanding shares of First Texas Common Stock entitled to vote thereon (the “First Texas Shareholder Approval”) and such other related matters as it deems appropriate. First Texas agrees that its obligations pursuant to this Section 7.1(b) shall not be affected by the commencement, proposal, disclosure or communication to First Texas of any Acquisition Proposal. First Texas shall (i) through its board of directors (which shall recommend and determine advisable the Merger and this Agreement), recommend to its shareholders the adoption of this Agreement (the “First Texas Recommendation”), (ii) include such First Texas Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the First Texas Shareholder Approval. Except as set forth in this Section 7.1(b), neither the board of directors of First Texas nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Simmons, the First Texas Recommendation or take any action, or make any public statement, filing or release inconsistent with the First Texas Recommendation (any of the foregoing being a “Change in the First Texas Recommendation”). Notwithstanding anything herein to the contrary, at any time prior to the First Texas’ Shareholders’ Meeting, if First Texas has received a Superior Proposal (after giving effect to the terms of any revised offer by Simmons pursuant to this Section 7.1(b)), the board of directors of First Texas may, in connection with the Superior Proposal, make a Change in the First Texas Recommendation, if the board of directors of First Texas has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that the board of directors of First Texas may not take the actions set forth in this Section 7.1(b) unless:
(i) First Texas has complied in all material respects with this Section 7.1;
(ii) First Texas has provided prior written notice to Simmons at least four Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Simmons that the board of directors of First Texas has received a Superior Proposal and shall include a copy of such Superior Proposal;
(iii) during the Notice Period, First Texas has and has caused its financial advisors and outside legal counsel to, negotiate with Simmons in good faith (to the extent Simmons desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the judgment of the board of directors of First Texas) a Superior Proposal; and

(iv) the board of directors of First Texas has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Simmons, if any, that such Superior Proposal remains a Superior Proposal.
If during the Notice Period any revisions are made to the Superior Proposal, First Texas shall deliver a new written notice to Simmons and shall comply with the requirements of this Section 7.1 with respect to such new written notice, including commencement of a new Notice Period. Notwithstanding any Change in the First Texas Recommendation, this Agreement shall be submitted to the shareholders of First Texas at the First Texas’ Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve First Texas of such obligation; provided, that if the board of directors of First Texas shall have effected a Change in the First Texas Recommendation, then the board of directors of First Texas, in connection with the submission of this Agreement to the shareholders of First Texas may submit this Agreement without recommendation (although the resolution adopting this Agreement as of the date hereof may not be rescinded), in which event the board of directors of First Texas may communicate the basis for its lack of a recommendation to the shareholders of First Texas in the Proxy Statement or an appropriate amendment or supplement thereto. In addition to the foregoing, First Texas shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger. If requested by Simmons, at Simmons’ expense, First Texas shall retain a proxy solicitor reasonably acceptable to, and on terms reasonably acceptable to, Simmons in connection with obtaining the First Texas Shareholder Approval.
(c) First Texas shall adjourn or postpone First Texas’ Shareholders’ Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of First Texas Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. First Texas shall also adjourn or postpone First Texas’ Shareholders’ Meeting, if on the date of First Texas’ Shareholders’ Meeting First Texas has not recorded proxies representing a sufficient number of shares necessary to obtain the First Texas Shareholder Approval. Notwithstanding anything to the contrary herein, First Texas’ Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of First Texas at First Texas’ Shareholders’ Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve First Texas of such obligation. First Texas shall only be required to adjourn or postpone First Texas’ Shareholders’ Meeting three times pursuant to the second sentence of this Section 7.1(c).
(d) Simmons shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (the “Simmons’ Shareholders’ Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon the approval of this Agreement by a majority of the outstanding shares of Simmons Common Stock entitlved to vote thereon (the “Simmons Shareholder Approval”) and such other related matters as it deems appropriate. Simmons shall (i) through its board of directors, recommend to its shareholders the approval of this Agreement (the “Simmons Recommendation”), (ii) include such Simmons Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Simmons Shareholder Approval.
7.2.   Acquisition Proposals.
During the period from the date of this Agreement through the Closing Date or the termination of this Agreement pursuant to ARTICLE 9, each First Texas Entity shall not, and shall cause its respective Representatives not to, directly or indirectly, take any action to solicit, encourage (including by providing information or assistance), initiate, facilitate or engage in discussions or negotiations with, or provide or make available any information to or enter into any agreement with any Person (other than a Simmons Entity and their Representatives) concerning any Acquisition Proposal or inquiry that could reasonably be expected to lead to any Acquisition Proposal. Each First Texas Entity shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person conducted heretofore with respect to any of the foregoing and request the prompt return or destruction of all confidential information previously furnished to any Person (other than the Simmons Entities and their Representatives) that has made or indicated an intention to make an Acquisition Proposal. If any First Texas Entity or their respective Representatives receives any request for nonpublic information or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, First Texas shall as promptly as practicable (but in no event more than two Business Days) notify Simmons in writing of the receipt of such Acquisition Proposal, request or inquiry and the terms and conditions of such Acquisition Proposal, request or inquiry (including, in each case, the identity of the Person making any such Acquisition Proposal, request or inquiry), and First Texas shall as promptly as practicable (but in no event more than two Business Days) provide to Simmons (a) a copy of such Acquisition Proposal, request or inquiry, if in writing, or (b) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral. First Texas shall provide Simmons as promptly as practicable (but in no event more than two Business Days) with notice setting forth all such information as is necessary to keep Simmons informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such Acquisition Proposal request or inquiry.
7.3.   Exchange Listing.
Simmons shall use its reasonable best efforts to list, prior to the Effective Time, on NASDAQ the shares of Simmons Common Stock to be issued to the holders of First Texas Common Stock pursuant to the Merger, and Simmons shall give all notices and make all filings with NASDAQ required in connection with the transactions contemplated herein.
7.4.   Consents of Regulatory Authorities.
(a) Simmons and First Texas and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all applications, notices and filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Regulatory Authorities. Simmons shall use its reasonable best efforts to resolve objections, if any, which may be asserted with respect to the Merger under any applicable Law or Order; provided, that in no event shall Simmons be required to accept any new restriction or condition on any of the Simmons Entities or the First Texas Entities which is materially burdensome on Simmons’ business or on the business of First Texas or Southwest Bank, in each case following the Closing or which would likely reduce the economic benefits of the transactions contemplated by this Agreement to Simmons to such a degree that Simmons would not have entered into this Agreement had such condition or restriction been known to it at the date hereof  (any such condition or restriction, a “Burdensome Condition”). Each of Simmons and First Texas shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing review and consultation rights, each of the Parties hereto agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it will consult with the other Party hereto with respect to the obtaining of all material Permits and Consents of third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other Party upon receiving any communication from a Regulatory Authority the Consent of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, the receiving Party shall, to the extent permitted by applicable Law (i) promptly advise the other Party of the receipt of such Regulatory Communication, (ii) provide the other Party with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof  (other than portions of materials to be filed or submitted in connection therewith that contain confidential or non-public supervisory information or competitively sensitive business or proprietary information), and (iii) if permitted by the applicable Regulatory Authority, provide the other Party with the opportunity to participate in any meetings or substantive telephone conversations that the receiving party or its Representatives may have from time to time with any Regulatory Authority with respect to the transactions contemplated by this Agreement to the extent such meetings or telephone conversations do not contain or involve confidential or non-public supervisory information, competitively sensitive business or proprietary information.
(b) Each Party agrees, upon request, subject to applicable Laws related to the exchange of information, to promptly furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any Regulatory Authority.
7.5.   Investigation and Confidentiality.
(a) First Texas shall promptly notify Simmons of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable Law, of any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of a material claim, action, suit, proceeding or investigation involving First Texas or Southwest Bank.
(b) First Texas shall promptly advise Simmons of any fact, change, event or circumstance known to First Texas (i) that has had or is reasonably likely to have a Material Adverse Effect on First Texas or (ii) which First Texas believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.5(b) or the failure of any condition set forth in Section 8.2 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 8.2 to be satisfied.
(c) Prior to the Effective Time, First Texas shall permit Simmons to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as Simmons reasonably requests, provided that such investigation shall not interfere unnecessarily with normal operations. No investigation by Simmons shall affect the ability of Simmons to rely on the representations, warranties, covenants and agreements of First Texas. Neither Simmons nor First Texas nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Simmons’ or First Texas’, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any Law, fiduciary duty or binding Contract entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(d) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

7.6.   Press Releases.
First Texas and Simmons agree that no press release or other public disclosure or communication (including communications to employees, agents and contractors of First Texas) related to this Agreement or the transactions contemplated hereby shall be issued by either Party (or its Affiliates) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that nothing in this Section 7.6 shall be deemed to prohibit any Party from making any press release or other public disclosure required by Law or the rules or regulations of any United States or non-United States securities exchange, in which case the Party required to make the release or disclosure shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or disclosure in advance of the issuance thereof. The Parties have agreed upon the form of a joint press release announcing the execution of this Agreement.
7.7.   Tax Treatment.
(a) Each of the Parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. The Parties shall cooperate and use their reasonable best efforts in order to obtain the Tax Opinions. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Internal Revenue Code.
(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code, each of Simmons and First Texas shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and shall not take any inconsistent position therewith in any Tax Return.
7.8.   Employee Benefits and Contracts.
(a) Except as contemplated by this Agreement, from and after the Effective Time and while employed by Simmons, Simmons shall provide to the officers and employees actively employed by a First Texas Entity on the Closing Date (“Covered Employees”) employee benefits under Simmons’ Employee Benefit Plans that are offered to similarly situated employees of Simmons, including, severance benefits in accordance with the applicable severance policy of Simmons (other than to any Covered Employee who is party to an individual agreement or letter that entitles such person to different severance or termination benefits than those provided under Simmons’ severance policy); provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of any Simmons Entity. Until such time as the Covered Employees commence participation in the applicable Employee Benefit Plans of Simmons, the Covered Employees’ continued participation in a comparable First Texas Benefit Plan shall be deemed to satisfy the foregoing provisions of this Section 7.8 (it being understood that participation in Simmons’ Employee Benefit Plans may commence at different times with respect to each of Simmons’ Employee Benefit Plans). For purposes of determining a Covered Employee’s eligibility to participate in, and vesting under, Simmons’ Employee Benefit Plans, and for purposes of determining a Covered Employee’s entitlement to paid time off under Simmons’ paid time off program, each Covered Employee’s service with a First Texas Entity prior to the Effective Time shall be treated as service by such Covered Employee with a Simmons Entity, to the same extent that such service was recognized by the First Texas Entities for purposes of a similar First Texas Benefit Plan; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service or (ii) apply for purposes of any plan, program or arrangement (x) under which similarly-situated employees of Simmons Entities do not receive credit for prior service, (y) that is grandfathered or frozen, either with respect to level of benefits or participation, or (z) for purposes of retiree medical benefits or level of benefits under a defined benefit pension plan.
(b) If requested by Simmons in a writing delivered to First Texas following the date hereof and at least ten (10) days prior to the Closing Date, the applicable First Texas Entities shall use commercially reasonably efforts (including the adoption of resolutions and amendments to any plan documents, and the delivery of any required notices) to terminate, effective no later than at least one day before the Closing Date and contingent upon the Closing, the First Texas BHC, Inc. 401(k) Plan (the “First Texas 401(k) Plan”) and the

ESOP. First Texas shall provide Simmons with a reasonable opportunity to (x) review a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the First Texas 401(k) Plan and ESOP and (y) comment on such documents (which comments shall be considered by Simmons in good faith), and prior to the Closing Date, First Texas shall provide Simmons with documentation evidencing that the First Texas 401(k) Plan and ESOP have been terminated in accordance with this Section. With respect to the terminated ESOP and First Texas 401(k) Plan, the parties agree to submit an “Application for Determination for Terminating Plan” for the ESOP and the First Texas 401(k) Plan with the IRS.
(c) Upon request by Simmons in writing at least ten (10) days prior to the Closing Date, the First Texas Entities shall cooperate in good faith with Simmons to amend, freeze, terminate or modify any other First Texas Benefit Plan to the extent and in the manner (i) reasonably determined by Simmons in consultation in good faith with the First Texas Entities, to be effective upon the Closing Date (or at such different time mutually agreed to by the parties) and (ii) consistent with applicable Law. First Texas shall provide Simmons with a reasonable opportunity to (x) review a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(c), as applicable, and (y) comment on such documents (which comments shall be considered by Simmons in good faith), and on or prior to the Closing Date, First Texas shall provide Simmons with documentation evidencing that the actions contemplated herein have been effectuated.
(d) The provisions of this Section 7.8 are solely for the benefit of the Parties to this Agreement, and no Covered Employee, current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement: (i) establish, amend, or modify any First Texas Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Simmons, First Texas or any of their respective Affiliates; (ii) alter or limit the ability of Simmons or any Simmons Subsidiaries (including, after the Closing Date, the First Texas Entities) to amend, modify or terminate any First Texas Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Simmons or any Simmons Subsidiaries (including, following the Closing Date, the First Texas Entities), or constitute or create an employment agreement with any employee, or interfere with or restrict in any way the rights of the Surviving Corporation, First Texas, Simmons or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of First Texas or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause.
7.9.   Indemnification.
(a) For a period of six years after the Effective Time, Simmons shall indemnify, defend and hold harmless the present and former directors or officers of the First Texas Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors or officers of First Texas or, at First Texas’ request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under state Law and by First Texas’ certificate of formation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Simmons Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by Simmons is required to effectuate any indemnification, Simmons shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Simmons and the Indemnified Party.
(b) Simmons shall use its reasonable best efforts (and First Texas shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time First Texas’ existing directors’ and officers’ liability insurance policy (provided that Simmons may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of First Texas given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Simmons shall not be obligated to make aggregate premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to First Texas’ directors and officers, 200% of the annual premium payments currently paid on First Texas’ current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Simmons shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, Simmons, or First Texas in consultation with Simmons, may obtain on or prior to the Effective Time, a six-year “tail” prepaid policy providing equivalent coverage to that described in this Section 7.9(b) at a premium not to exceed the Maximum Amount. If the premium necessary to purchase such “tail” prepaid policy exceeds the Maximum Amount, Simmons may purchase the most advantageous “tail” prepaid policy obtainable for a premium equal to the Maximum Amount, and in each case, Simmons shall have no further obligations under this Section 7.9(b) other than to maintain such “tail” prepaid policy.
(c) Any Indemnified Party wishing to claim indemnification under Section 7.9(a), upon learning of any such Liability or Litigation, shall promptly notify Simmons thereof. In the event of any such Litigation (whether arising before or after the Effective Time): (i) Simmons shall have the right to assume the defense thereof and Simmons shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Simmons elects not to assume such defense or independent legal counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Simmons and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Simmons shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Simmons shall be obligated pursuant to this Section 7.9(c) to pay for only one firm of counsel for all Indemnified Parties unless if, in the reasonable judgment of counsel to Simmons, (x) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the other Indemnified Parties or (y) there exists a conflict of interest between the Indemnified Parties that cannot be waived, Simmons shall be liable for the reasonable fees and expenses of one counsel to such Indemnified Party; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) Simmons shall not be liable for any settlement effected without its prior written consent; and provided, further, that Simmons shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
(d) If Simmons or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or if Simmons (or any successors or assigns) shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Simmons shall assume the obligations set forth in this Section 7.9.
(e) The provisions of this Section 7.9 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and Representatives.
(f) Notwithstanding anything in this Section 7.9 to the contrary, no indemnification payments will be made to an Indemnified Party with respect to an administrative proceeding or civil action initiated by any federal banking agency unless all of the following conditions are met: (i) the Simmons’ board of directors reasonably determines in writing after consultation with legal counsel that the Indemnified Party acted in good faith and in the best interests of the First Texas or Southwest Bank; (ii) the Simmons’ board of directors determines that the payment will not materially affect the Simmons’ safety and soundness; (iii) the payment does not fall within the definition of a prohibited indemnification payment under 12 C.F.R. Part 359; and (iv) the Indemnified Party agrees in writing to reimburse the Simmons, to the extent not covered by permissible insurance, for payments made in the event that the administrative or civil action instituted by a banking Regulatory Authority results in a final order or settlement in which the Indemnified Party is assessed a civil money penalty, is prohibited from banking, or is required to cease an action or perform an affirmative action.

7.10.   Operating Functions.
First Texas and Southwest Bank shall cooperate with Simmons and Simmons Bank in connection with planning for the efficient and orderly combination of the Parties and the operation of Simmons Bank and Southwest Bank, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Simmons may decide. First Texas shall take any action Simmons may reasonably request prior to the Effective Time to facilitate the combination of the operations of First Texas with Simmons. Each Party shall cooperate with the other Party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party). Without limiting the foregoing, First Texas shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of First Texas and Simmons shall meet from time to time as First Texas or Simmons may reasonably request to review the financial and operational affairs of First Texas and Southwest Bank, and First Texas shall give due consideration to Simmons’ input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (a) neither Simmons nor Simmons Bank shall under any circumstance be permitted to exercise control of First Texas, Southwest Bank or any other First Texas Subsidiaries prior to the Effective Time, (b) neither First Texas nor any Southwest Bank shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws, and (c) neither First Texas nor Southwest Bank shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.
7.11.   Shareholder Litigation.
Each of Simmons and First Texas shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Regulatory Authority or arbitrator pending or, to the Knowledge of Simmons or First Texas, as applicable, threatened against Simmons, First Texas or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Simmons, First Texas or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. First Texas shall give Simmons every opportunity to participate in the defense or settlement of any shareholder litigation against First Texas and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Simmons’ prior written consent (such consent not to be unreasonably withheld or delayed).
7.12.   Legal Conditions to Merger.
Subject to Sections 7.1 and 7.4 of this Agreement, each of Simmons and First Texas shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in ARTICLE 8 hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other Party to obtain) any Consent or Order by, any Regulatory Authority and any other third party that is required to be obtained by First Texas or Simmons or any of their respective Subsidiaries in connection with, or to effect, the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, any merger between a Subsidiary of Simmons, on the one hand, and a Subsidiary of First Texas, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Simmons.

7.13.   Change of Method.
Simmons may at any time change the method of effecting the Merger (including by providing for the merger of First Texas with a wholly owned Subsidiary of Simmons) if and to the extent requested by Simmons, and First Texas agrees to enter into such amendments to this Agreement as Simmons may reasonably request in order to give effect to such restructuring; provided, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to First Texas’ shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.
7.14.   Takeover Laws.
Neither Simmons nor First Texas shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of Simmons and First Texas shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of Simmons and First Texas will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.
7.15.   Closing Financial Statements.
At least eight Business Days prior to the Effective Time, First Texas shall provide Simmons with First Texas’ consolidated financial statements presenting the financial condition of First Texas and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time and First Texas’ consolidated results of operations, cash flows, and shareholders’ equity for the period from January 1, 2016 through the close of business on the last day of the last month ended prior to the Effective Time (the “Closing Financial Statements”); provided, that if the Effective Time occurs in the month of January or on or before the 15th Business Day of any other month, First Texas shall have provided consolidated financial statements as of and through the second month preceding the Effective Time. Such financial statements shall be accompanied by a certificate of First Texas’ chief financial officer, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of First Texas in all material respects. Such financial statements shall have been prepared in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such Closing Financial Statements shall also reflect as of their date (a) accruals for all fees, costs, and expenses incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) in connection (directly or indirectly) with the transactions contemplated by this Agreement, (b) the capital ratios set forth in Section 8.2(g) (provided that such ratios shall be computed excluding fees, costs, and expenses incurred directly in connection with the transactions contemplated by this Agreement), and (c) the asset quality metrics set forth in Section 8.2(e) and shall be accompanied by a certificate of First Texas’ chief financial officer, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section 7.15 and continue to reflect accurately, as of the date of such certificate, the consolidated financial condition, results of operations, cash flows and shareholders’ equity of First Texas in all material respects.
7.16.   Subordinated Debt.
Upon the Effective Time, Simmons or one of its Subsidiaries shall assume the due and punctual performance and observance of the covenants and conditions to be performed by First Texas or its Subsidiaries under (i) the indenture between First Texas and First Texas BHC Statutory Trust II, as trustee, dated as of August 13, 2007, relating to the floating rate junior subordinated debentures of First Texas due 2037 and (ii) the floating rate subordinated promissory notes, due September 30, 2023, offered by First

Texas through a private placement that ended December 31, 2013 (the “Subordinated Debt”), and the due and punctual payments of the principal of and premium, if any, and interest on the Subordinated Debt. In connection therewith, Simmons or its applicable Subsidiary shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
8.1.   Conditions to Obligations of Each Party.
The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:
(a) Shareholder Approvals.
(i) The shareholders of First Texas shall have adopted this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments; and
(ii) The shareholders of Simmons shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.
(b) Regulatory Approvals. (i) All required regulatory approvals from the Federal Reserve, TDB, Arkansas State Bank Department, the FDIC, and any other Regulatory Authority and (ii) any other regulatory approvals or consents contemplated by Sections 4.2(c) and 5.3(c) the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on Simmons and First Texas (considered as a consolidated entity), in each case required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”); provided, that no such Requisite Regulatory Approval shall impose a Burdensome Condition as determined by Simmons in its sole discretion.
(c) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement (including the Merger).
(d) Registration Statement. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.
(e) Exchange Listing. The shares of Simmons Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ.
(f) Other Documents. Simmons and First Texas shall have executed and delivered to the other party such other documents, instruments, understandings, or agreements in connection with the transactions contemplated by this Agreement reasonably requested by such other Party.
(g) Tax Matters. Each Party shall have received a written opinion of Covington & Burling LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of First Texas and Simmons reasonably satisfactory in form and substance to such counsel.

8.2.   Conditions to Obligations of Simmons.
The obligations of Simmons to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Simmons pursuant to Section 10.6(a):
(a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of First Texas set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.3(a), 4.3(c), 4.4(a), 4.4(c), 4.10(a), and 4.34 shall be true and correct. The representations and warranties set forth in Sections 4.2, 4.3(b), 4.3(d), 4.4(b), 4.4(d), 4.6, 4.15(b), 4.21, 4.25, 4.27, 4.28, and 4.34 shall be true and correct in all material respects; provided, that, for purposes of this sentence only, the representations and warranties referenced in this sentence which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications. The representations and warranties set forth in each other section in ARTICLE 4 shall, in the aggregate, be true and correct in all respects except where the failure of such representations and warranties to be true and correct, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.
(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of First Texas to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.
(c) Certificates. First Texas shall have delivered to Simmons (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to First Texas and in Sections 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by First Texas’ board of directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Simmons and its counsel shall request.
(d) FIRPTA Certificate. First Texas shall have delivered to Simmons a certificate stating that First Texas Common Stock is not a “United States real property interest” within the meaning of Section 897(c)(1)(A)(ii) of the of the Internal Revenue Code satisfying the requirements of  §§1.897-2(h) and 1.1445-2(c)(3) of Title 26 of the Code of Federal Regulations, in form and substance satisfactory to Simmons.
(e) Asset Quality. As of the last day of the month reflected in the Closing Financial Statements (the “Asset Quality Measuring Date”), (i) the calculation of Non-Performing Assets to total Assets shall not be in excess of 0.6000%, (ii) Southwest Bank’s Classified Assets to Tier 1 capital plus ALLL ratio shall not be in excess of 8.00%, and (iii) Delinquent Loans to total Loans shall not exceed 0.6000%.
(f) First Texas Dissenting Shares. Holders of not more than five percent of the outstanding shares of First Texas Common Stock shall have demanded, properly and in writing, appraisal for such shares of First Texas Common Stock held by each such holder under the TBOC.
(g) Regulatory Capital. In each case as reflected in the Closing Financial Statements, (i) Southwest Bank shall be “well capitalized” as defined under applicable Law, (ii) Southwest Bank’s Tier 1 leverage ratio shall be no less than 9.6468%, (iii) Southwest Bank’s Tier 1 risked-based capital ratio shall be no less than 9.6559%, (iv) Southwest Bank’s total risked-based capital ratio shall be no less than 11.7110%, (v) Southwest Bank’s tangible shareholders’ equity to tangible assets ratio shall be no less than

8.7936%, and (vi) Southwest Bank shall not have received any notification from the TDB or Federal Reserve to the effect that the capital of Southwest Bank is insufficient to permit Southwest Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a Burdensome Condition, as determined by Simmons in its sole discretion; provided, however, that the conditions contained in Sections 8.2(g)(ii) - 8.2(g)(v) shall be waived by Simmons if the failure to satisfy such conditions is due solely to the growth of Southwest Bank’s Assets.
(h) Termination of Contracts. First Texas shall have delivered to Simmons evidence satisfactory to Simmons in its discretion that (i) each Contract listed in Section 4.35 of First Texas’ Disclosure Memorandum (except for Contracts between First Texas and its wholly-owned Subsidiaries entered into in the Ordinary Course) has been terminated in its entirety.
8.3.   Conditions to Obligations of First Texas.
The obligations of First Texas to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First Texas pursuant to Section 10.6(b):
(a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Simmons set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Simmons set forth in Sections 5.4(a) and (c) shall be true and correct (except for inaccuracies which are de minimis in amount) (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). The representations and warranties of Simmons set forth in Sections 5.4(b), 5.12 and 5.13 shall be true and correct in all material respects (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). Subject to the standard set forth in Section 5.1, the representations and warranties set forth in each other section in ARTICLE 5 shall be true and correct in all respects.
(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Simmons to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.
(c) Certificates. Simmons shall have delivered to First Texas (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to Simmons and in Sections 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Simmons’ board of directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as First Texas and its counsel shall request.
ARTICLE 9
TERMINATION
9.1.   Termination.
Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of First Texas, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
(a) By mutual written agreement of Simmons and First Texas;
(b) By either Party in the event (i) any Regulatory Authority has denied a Requisite Regulatory Approval, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its reasonable best efforts to contest, appeal and change such denial, (ii) any

Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Order, (iii) the shareholders of First Texas fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at First Texas’ Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon, (iv) the shareholders of Simmons fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at Simmons’ Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon, or (v) any change in any existing Law or any new Law shall permanently restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement;
(c) By either Party in the event that the Merger shall not have been consummated by December 31, 2017, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(c);
(d) By Simmons in the event that the board of directors of First Texas has (i) failed to recommend the Merger and the adoption of this Agreement by the shareholders of First Texas or otherwise effected a Change in the First Texas Recommendation, (ii) breached the terms of Section 7.2 in any respect adverse to Simmons, or (iii) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold First Texas’ Shareholders’ Meeting in accordance with Section 7.1; provided, that Simmons’ right to terminate this Agreement pursuant to Section 9.1(d)(i) shall expire in the event that, notwithstanding a Change in the First Texas Recommendation, the Merger and this Agreement are approved at the First Texas Shareholders’ Meeting;
(e) By First Texas in the event that the board of directors of Simmons has (i) failed to recommend the Merger and the approval of this Agreement by the shareholders of Simmons or otherwise effected a change in the Simmons Recommendation or (ii) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold Simmons’ Shareholders’ Meeting in accordance with Section 7.1;
(f) By First Texas in the event that any of the conditions precedent to the obligations of First Texas to consummate the Merger contained in Section 8.3 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of First Texas’ failure to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the breach by First Texas of any of its material representations or warranties contained in this Agreement);
(g) By Simmons in the event that any of the conditions precedent to the obligations of Simmons to consummate the Merger contained in Section 8.2 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Simmons’ failure to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the breach by Simmons of any of its material representations or warranties contained in this Agreement);
(h) By Simmons, if the Federal Reserve has granted a Requisite Regulatory Approval but such Requisite Regulatory Approval contains or would result in the imposition of a Burdensome Condition and there is no meaningful possibility that such Requisite Regulatory Approval could be revised prior to the date specified in Section 9.1(c) so as not to contain or result in a Burdensome Condition;
(i) By Simmons if the Federal Reserve shall have requested in writing that Simmons, First Texas or any of their respective Affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to a Requisite Regulatory Approval; or

(j) By First Texas, if the board of directors of First Texas so determines by a vote of at least two-thirds of the members of the entire board of directors of First Texas, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:
(i) the Average Closing Price is less than $39.98; and
(ii) the difference between (A) the quotient obtained by dividing (1) the average of the closing price of the NASDAQ Bank Index (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Simmons) for the 20 consecutive trading days ending on and including the 10th trading day preceding the Effective Time by (2) $3,216.39 (the average of the closing price of the NASDAQ Bank Index for the 20 consecutive trading days ending on and including October 25, 2016) and (B) the quotient obtained by dividing (1) the Average Closing Price by (2) $49.97 (the average of the closing price of Simmons Common Stock for the 20 consecutive trading days ending on and including October 25, 2016), is greater than 0.20 (or 20%), subject, however to the following three sentences. If First Texas elects to terminate this Agreement pursuant to this Section 9.1(j), it shall give written notice to Simmons (provided that such notice of termination may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Simmons shall have the option to, in its sole and absolute discretion, elect to increase the Aggregate Cash Consideration by an amount in cash so that, as a result of such adjustment, the sum of  (i) the Aggregate Cash Consideration and (ii) the Stock Consideration multiplied by the Average Closing Price shall be no less than the Minimum Merger Consideration. If Simmons so elects within such five-day period, it shall give prompt written notice to First Texas of such election and the revised Cash Consideration, whereupon no termination shall have occurred pursuant to this Section 9.1(j) and this Agreement shall remain in effect in accordance with its terms (except as the Cash Consideration shall have been so modified).
“Average Closing Price” shall be the average of the closing price per share of Simmons Common Stock on the NASDAQ Global Select Market (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Simmons) for the 20 consecutive trading days ending on and including the 10th trading day preceding the Effective Time.
“Minimum Merger Consideration” shall be the sum of  (i) the product of  (x) $39.98 and (y) the Stock Consideration and (ii) the Aggregate Cash Consideration.
9.2.   Effect of Termination.
In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no further force or effect and there shall be no Liability on the part of any Party hereto for any matters addressed herein or other claim relating to this Agreement and the transactions contemplated hereby, except that (i) the provisions of this Section 9.1(j), Section 7.5(d), and ARTICLE 10, shall survive any such termination and abandonment and (ii) no such termination shall relieve the breaching Party from Liability resulting from any fraud or intentional breach by that Party of this Agreement occurring prior to such termination or abandonment. In addition, in the event of the termination and abandonment of this Agreement pursuant to Section 9.1(b)(iii) or Section 9.1(d) and, within 12 months of the date of termination of the Agreement, First Texas enters into an Acquisition Agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, then Section 6 (titled “No Solicitation”) of the confidentiality agreement by and between Simmons and First Texas, dated February 9, 2016, as amended by Amendment No. 1 to the confidentiality agreement, dated September 14, 2016, shall become void and have no further force or effect.
9.3.   Non-Survival of Representations and Covenants.
The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.3, Sections 7.5, 7.7, 7.8 and 7.9, and ARTICLE 1, ARTICLE 2, ARTICLE 3 and ARTICLE 10.

ARTICLE 10
MISCELLANEOUS
10.1.   Definitions.
(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
“Acquisition Agreement” means a letter of intent, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, option agreement or other similar agreement.
“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to First Texas or publicly announced to First Texas’ shareholders and whether binding or non-binding) by any Person (other than a Simmons Entity) for an Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase, direct or indirect, by any Person or “Group” (other than a Simmons Entity) of 20% or more in interest of the total outstanding voting securities of First Texas or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than a Simmons Entity) beneficially owning 20% or more in interest of the total outstanding voting securities of First Texas or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving First Texas or any of its Subsidiaries pursuant to which the shareholders of First Texas immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the consolidated Assets of First Texas and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of First Texas.
“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.
“Assets” of a Person means all of the assets, properties, deposits, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.
“Average Closing Price” shall mean the average of the daily closing prices for the shares of Simmons Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.
“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.
“Books and Records” means all files, ledgers and correspondence, all manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to First Texas and the First Texas Subsidiaries or relating to the business.

“Business Day” means any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.
“Call Reports” mean Consolidated Reports of Condition and Income (FFIEC Form 041) or any successor form of the Federal Financial Institutions Examination Council of First Texas, Southwest Bank or Simmons.
“Classified Assets” means all of the Classified Loans, plus OREO and other repossessed assets.
“Classified Loans” means all of the Loans of First Texas and its Subsidiaries that are classified by First Texas as “Substandard,” “Doubtful,” “Loss,” or words of similar import.
“Closing Date” means the date on which the Closing occurs.
“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.
“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business. Notwithstanding the foregoing, the term “Contract” shall not include any of the foregoing entered into in connection with Loans.
“Default” means (i) any breach or violation of, default under, contravention of, conflict with, or failure to perform any obligations under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.
“Delinquent Loans” means (i) all Loans with principal and/or interest that are 30-89 days past due, (ii) all Loans with principal and/or interest that are at least 90 days past due and still accruing, and (iii) all Loans with principal and/or interest that are nonaccruing.
“Determination Date” shall mean the 10th day prior to the Closing Date, provided that if shares of the Simmons Common Stock are not actually traded on NASDAQ on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of Simmons Common Stock actually trade on NASDAQ.
“Disclosure Memorandum” of a Party means a letter delivered by such Party to the other Party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE 4 and ARTICLE 5 or to one or more of its covenants contained in this Agreement; provided, that (i) no such item is required to be set forth in a Disclosure Memorandum as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item in a Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Party making the representation or warranty.
“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Internal Revenue Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent, or (v) arrived at through collective bargaining or otherwise.
“Environmental Laws” means all Laws, orders, permit, opinion or agency requirement relating to pollution or protection of human health or safety or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.
“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights (including preemptive rights or redemption rights), stock appreciation rights, resricted stock units, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock or equity interests of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other equity interests.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity which together with a First Texas Entity would be treated as a single employer under Internal Revenue Code Section 414.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.
“Federal Reserve” means the Board of Governors of the Federal Reserve System or a Federal Reserve Bank acting under the appropriately delegated authority thereof, as applicable.
“First Texas Common Stock” means the $1.00 par value common stock of First Texas.
“First Texas Entities” means, collectively, First Texas and all First Texas Subsidiaries.
“First Texas Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of First Texas as of September 30, 2016, and as of December 31, 2015, 2014 and 2013, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three and nine months ended September 30, 2016, and for each of the fiscal years ended December 31, 2015, 2014 and 2013, and (ii) the consolidated statements of condition of First Texas (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to most recent quarter end.
“First Texas Subsidiary” means the Subsidiaries of First Texas, which shall include Southwest Bank, the entities set forth on Schedule 4.4(d) and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization formed or acquired as a Subsidiary of First Texas after the date hereof and held as a Subsidiary by First Texas at the Effective Time.
“First Texas Stock Plans” means the existing stock option and other stock-based compensation plans of First Texas designated as follows (each as amended, which applicable): First Texas BHC, Inc. 2013 Long-Term Incentive Plan; First Texas BHC, Inc. Stock Appreciation Rights Plan; First Texas BHC, Inc. Restricted Stock Plan; First Texas BHC, Inc. 2008 Stock Option Plan.

“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.
“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, lead-containing paint or plumbing, radioactive materials or radon, asbestos-containing materials and any polychlorinated biphenyls and (iii) any other substance which has been, is, or may be the subject of regulatory action by any government authority in connection with any Environmental Law.
“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, brand names, internet domain names, logos together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.
“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.
“Knowledge” or “knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of the chairman, president, chief financial officer, chief risk officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president or vice president in charge of human resources of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.
“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.
“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the Ordinary Course) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.
“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, option, right of first refusal, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than Permitted Liens.
“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.
“Loans” means any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets) to which First Texas or Southwest Bank are party as a creditor.
“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.
“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” means with respect to any Party and its Subsidiaries, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (i) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, Assets, liabilities or business of such Party and its Subsidiaries taken as a whole; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to each of First Texas and Simmons, in the respective markets in which they operate), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry, (D) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (E) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a Party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (F) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (H) actions or omissions taken with the prior written consent of the other Party hereto or expressly required by this Agreement; except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change disproportionately affect such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate, or (ii) prevents or materially impairs the ability of such Party to timely consummate the transactions contemplated hereby.
“NASDAQ” means the NASDAQ Global Select Market.
“Non-Performing Assets” means (i) all Loans with principal and/or interest that are at least 90 days past due and still accruing, (ii) all Loans with principal and/or interest that are nonaccruing; and (iii) OREO and other repossessed Assets. Non-Performing Assets shall be reflected in the Closing Financial Statements.
“Non-Performing Loans” means (i) all Loans with principal and/or interest that are at least 90 days past due and still accruing, and (ii) all Loans with principal and/or interest that are nonaccruing. Non-Performing Loans shall be reflected in the Closing Financial Statements.
“Ordinary Course” means the conduct of the business of First Texas and Southwest Bank in substantially the same manner as such business was operated on the date of this Agreement, including operations in conformance and consistent with First Texas and Southwest Bank’s practices and procedures prior to and as of such date.
“OREO” means “other real estate owned” or words of similar import as reflected in the First Texas Financial Statements.
“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.
“Order” means any administrative decision or award, decree, injunction, judgment, order, consent decree, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.
“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means either of First Texas or Simmons, and “Parties” means First Texas and Simmons.
“Permit” means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.
“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.
“Previously Disclosed” by a Party means information set forth in its Disclosure Memorandum or, if applicable, information set forth in its SEC Documents that were filed prior to the date hereof  (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risk factors set forth in any “forward-looking statements” disclaimer or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Simmons under the Securities Act with respect to the shares of Simmons Common Stock to be issued to the shareholders of First Texas pursuant to this Agreement.
“Regulatory Authorities” means, collectively, the SEC, the NASDAQ, state securities authorities, the Financial Industry Regulatory Authority, the Securities Investor Protector Corporation, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, the Consumer Financial Protection Bureau, the TDB, the IRS, the DOL, the PBGC, and all other foreign, federal, state, county, local or other governmental, banking or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, courts, administrative agencies, commissions or bodies.
“Representative” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, accountant, consultant, or other representative or agent of or engaged or retained by such Person.
“SEC” means the United States Securities and Exchange Commission.
“SEC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, together with any amendments thereto, by Simmons or any of its Subsidiaries with the SEC on or after January 1, 2016 or by First Texas or any of its Subsidiaries with the SEC on or after January 1, 2016, as applicable.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.
“Simmons Capital Stock” means, collectively, Simmons Common Stock, any preferred stock of Simmons and any other class or series of capital stock of Simmons.
“Simmons Common Stock” means the $0.01 par value Class A Common Stock of Simmons.
“Simmons Entities” means, collectively, Simmons and all Simmons Subsidiaries.
“Simmons Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Simmons as of September 30, 2016, and as of December 31, 2015 and 2014, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three and nine months ended September 30, 2016, and for each of the three fiscal years ended December 31, 2015, 2014 and 2013, as filed by Simmons in SEC Documents, and (ii) the consolidated statements of condition of Simmons (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to most recent quarter end.
“Simmons Options” means each option or other Equity Right to purchase shares of Simmons Common Stock pursuant to stock options or stock appreciation rights.
“Simmons Stock Plans” means the existing stock option and other stock-based compensation plans of Simmons designated as follows: Simmons Executive Stock Incentive Plan - 2006; Simmons Outside Director Stock Incentive Plan - 2006; Simmons Executive Stock Incentive Plan - 2010; Simmons Outside Director Stock Incentive Plan - 2014; and Simmons 2015 Incentive Plan.
“Simmons Subsidiaries” means the Subsidiaries of Simmons, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization formed or acquired as a Subsidiary of Simmons after the date hereof and held as a Subsidiary by Simmons at the Effective Time.
“Southwest Bank” means Southwest Bank, a state-chartered bank under the laws of the State of Texas and a wholly owned Subsidiary of First Texas.
“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls more than 50% of the outstanding equity securities or other ownership interests either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to which the board of directors of First Texas determines in its good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to First Texas’ shareholders than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by Simmons), taking into account all relevant factors (including the Acquisition Proposal and this Agreement (including any proposed changes to this Agreement that may be proposed by Simmons in response to such Acquisition Proposal)); provided, that for purposes of the definition of  “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Transaction shall be deemed to be references to “100%”.
“Surviving Corporation” means Simmons as the surviving corporation resulting from the Merger.
“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, or, to the extent in the nature of a tax, any charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.
“Tax Return” means any report, return, information return, or other document required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

10.2.   Referenced Pages.
The terms set forth below shall have the meanings ascribed thereto in the referenced pages:
ABCA	4
Adjusted First Texas Shares Outstanding	8
Aggregate Cash Consideration	8
Aggregate Cash Equivalent Option Payout	8
Aggregate Cash Equivalent SARs Payout	8
Aggregate Cash Equivalent Unallocated ESOP Payout	8
Agreement	4
ALLL	34
Asset Quality Measuring Date	58
Average Closing Price	8
Book-Entry Share	6
Burdensome Condition	49
Canceled Shares	6
Cash Consideration	8
Certificate	6
Change in the First Texas Recommendation	47
Closing	4
Closing Date	5
Closing Financial Statements	56
Contractors	26
Covered Employees	51
Derivative Transaction	32
DOL	28
Effective Time	5
ESOP	7
Exchange Fund	10
FDIA	16
FDIC	16
First Texas	4
First Texas 401(k) Plan	52
First Texas Benefit Plans	28
First Texas Contracts	30
First Texas Dissenting Shareholders	12
First Texas Dissenting Shares	12
First Texas ERISA Plan	28
First Texas Recommendation	47
First Texas Regulatory Agreement	31
First Texas Restricted Stock Unit	7
First Texas SAR	7
First Texas SARs Outstanding	8
First Texas SARs Payout	8

First Texas Shareholder Approval	47
First Texas Shares Outstanding	8
First Texas Stock Option	6
First Texas Stock Option Payout	9
First Texas Stock Options Outstanding	9
First Texas’ Shareholders’ Meeting	47
Fully Diluted First Texas Shares Outstanding	9
Holders	10
Indemnified Party	53
Initial SAR Value	9
IRS	28
Maximum Amount	53
Merger	4
Money Laundering Laws	26
OFAC	35
Option Exercise Price	9
PBGC	28
Per Share Cash Consideration	9
Per Share Cash Equivalent Consideration	9
Per Share Stock Consideration	9
Permitted Liens	22
Proxy Statement	46
Real Property	22
Regulatory Communication	49
Requisite Regulatory Approvals	57
Sanctioned Countries	35
Sanctions	35
SDN List.	35
Simmons	4
Simmons Certificates	10
Simmons Dissenting Shareholders	13
Simmons Dissenting Shares	13
Simmons Recommendation	48
Simmons SEC Reports	38
Simmons Shareholder Approval	48
Simmons’ Shareholders’ Meeting	48
Southwest Bank Common Stock	15
Stock Consideration	9
Subchapter 13	13
Subordinated Debt	56
Systems	23
Takeover Laws	33
Tax Opinion	57
TBOC	4

TDB	13
Termination Fee	74
Unallocated ESOP Shares	9
Weighted Average Initial SARs Value	9
Weighted Average Option Exercise Price	9
Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Merger. Any Contract or Law defined or referred to herein or in any Contract that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. The term “made available” means any document or other information that was (a) provided (whether by physical or electronic delivery) by one Party or its representatives to the other Party and its representatives at least two Business Days prior to the date hereof, (b) included in the virtual data room (on a continuation basis without subsequent modification) of a Party at least two Business Days prior to the date hereof or (c) filed by a Party with the SEC and publicly available on EDGAR at least two Business Days prior to the date hereof.
10.3.   Expenses.
(a) Except as otherwise provided in this Section 10.3 and Section 7.1(b), each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing and mailing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.
(b) Notwithstanding the foregoing, if:
(i) (A) (1) First Texas terminates this Agreement pursuant to Section 9.1(c) prior to ten (10) Business Days after the date the requirements of Section 8.1(b) are satisfied, (2) either First Texas or Simmons terminates this Agreement pursuant to Section 9.1(b)(iii), or (3) Simmons terminates this Agreement pursuant to Section 9.1(g); and (B) within 12 months of such termination First Texas shall either consummate an Acquisition Transaction (provided that, for purposes of this Section 10.3(b)(i), each reference to “20%” and “80%” in the definition of Acquisition Transaction shall be deemed to be a reference to “50%”) or enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated; or
(ii) Simmons shall terminate this Agreement pursuant to Section 9.1(d), then First Texas shall pay to Simmons an amount equal to $18,000,000 (the “Termination Fee”). The payment of the Termination Fee by First Texas pursuant to this Section 10.3(b) constitutes liquidated damages and not a penalty, and shall be the sole monetary remedy of Simmons in the event of termination of this Agreement pursuant to Sections 9.1(b)(iii), 9.1(c), 9.1(d) or 9.1(g). If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (ii) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds within two Business Days from the date of termination of this Agreement.

(c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if First Texas fails to pay any fee payable by it pursuant to this Section 10.3 when due, then First Texas shall pay to Simmons its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment.
10.4.   Entire Agreement; Third Party Beneficiaries.
Except as otherwise expressly provided herein, this Agreement (including the Disclosure Memorandum of each of First Texas and Simmons, the exhibits, the schedules, and the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 7.9, which is intended for each Indemnified Party. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.
10.5.   Amendments.
To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after First Texas Shareholder Approval of this Agreement has been obtained; provided, that after obtaining First Texas Shareholder Approval, there shall be made no amendment that requires further approval by such First Texas Shareholders.
10.6.   Waivers.
(a) Prior to or at the Effective Time, Simmons, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by First Texas, to waive or extend the time for the compliance or fulfillment by First Texas of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Simmons under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Simmons.
(b) Prior to or at the Effective Time, First Texas, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Simmons, to waive or extend the time for the compliance or fulfillment by Simmons of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First Texas under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First Texas.
(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7.   Assignment.
Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
10.8.   Notices.
All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (followed by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or by email (with receipt confirmed) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:
Simmons:
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601
Facsimile Number: (501) 558-3145
Attention: George Makris, Jr.
Email: george.makris@simmonsbank.com
With a Copy to:
Simmons First National Corporation
425 W. Capitol Ave., 14th Floor
Little Rock, Arkansas 72201
Facsimile Number: (501) 558-3145
Attention: General Counsel
Email: pat.burrow@simmonsbank.com
Copy to Counsel:
Covington & Burling LLP
One CityCenter
850 Tenth Street NW
Washington, DC 20001
Facsimile Number: (202) 778-5986
Attention: Frank M. Conner III
Email: rconner@cov.com;
Attention: Michael P. Reed
Email: mreed@cov.com
First Texas:
First Texas BHC, Inc.
4100 International Plaza
Suite 900
Fort Worth, Texas 76109
Facsimile Number: (817) 298-5569
Attention: Lisanne Davidson
Email: lisanne.davidson@southwestbank.com
Copy to Counsel:
Fenimore, Kay, Harrison & Ford, LLP
812 San Antonio St.
Suite 600
Austin, Texas 78749
Facsimile Number: (512) 583-5940
Attention: Chet A. Fenimore
Email: cfenimore@fkhpartners.com

10.9.   Governing Law; Jurisdiction; Waiver of Jury Trial.
(a) The Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the Laws of the State of Arkansas without regard to any conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction (except that matters relating to the fiduciary duties of the board of directors of First Texas shall be subject to the Laws of the State of Texas).
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Arkansas (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.8.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.
10.10.   Counterparts; Signatures.
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or any agreement or instrument entered into in connection with this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.
10.11.   Captions; Articles and Sections.
The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12.   Interpretations.
Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all Parties hereto.
10.13.   Enforcement of Agreement.
The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement. It is accordingly agreed that the Parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties waives any defense in any action for specific performance that a remedy at law would be adequate.
10.14.   Severability.
Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
10.15.   Disclosure.
Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement, in any schedule or exhibit attached hereto or in any Disclosure Memorandum shall apply only to, or only qualify, the indicated Section of this Agreement, except to the extent that (a) any other Section of this Agreement specifically referenced or cross-referenced in such disclosure or (b) the relevance of such item to another Section of this Agreement is reasonably apparent on the face of such disclosure (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections of this Agreement.
[signatures on following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
SIMMONS FIRST NATIONAL CORPORATION
By:	/s/ George A. Makris, Jr.
Name: George A. Makris, Jr. Title: Chairman and Chief Executive Officer
FIRST TEXAS BHC, INC.
By:	/s/ Vernon W. Bryant, Jr.
Name: Vernon W. Bryant, Jr. Title: Chairman and Chief Executive Officer
[Signature Page Merger Agreement]

ANNEX C
December 14, 2016
The Board of Directors
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601
Dear Directors:
You have retained Mercer Capital Management, Inc. (“Mercer Capital”) as your independent financial advisor to provide its opinion as to the fairness of the proposed transaction (“Transaction”) described below from a financial point of view to the shareholders of Simmons First National Corporation (“Simmons”).
Mercer Capital, as part of its financial advisory and general valuation practice, is engaged to assist financial institutions and businesses in merging with and acquiring other entities and to analyze businesses and their securities in connection with mergers and acquisitions, private placements, corporate reorganizations, employee stock ownership plans, income and estate tax matters, and other corporate financial planning and advisory activities.
Overview of the Transaction
It is our understanding that Simmons’ Board of Directors expects to approve, on or about December 14, 2016, the Agreement and Plan of Merger (“Agreement”) that provides for Stillwater, Oklahoma-based Southwest Bancorp, Inc. (“Southwest”) to merge with and into Simmons, with Simmons as the surviving corporation. Southwest shareholders will receive $95.0 million of cash and 7.25 million shares of Simmons common stock. On a per share basis Southwest shareholders will receive cash equal to $5.11 per share and 0.3903 Simmons share for each Southwest share. The exchange ratio will not be adjusted for fluctuations in Simmons’ share price as quoted on NASDAQ before or after the Agreement is executed by both parties. Based upon Simmons’ closing price of  $64.75 per share as of December 13, 2016, the aggregate cash and common share consideration approximates $564 million, while the per share consideration approximates $30.38 per share.
Materials Examined & Due Diligence Performed
As part of our analysis, Mercer Capital visited with Simmons management to gain insight into Simmons’s historical financial performance, prospective performance and other factors that led to the decision to enter into the Agreement. In addition, Mercer Capital visited with Southwest management in Oklahoma City, Oklahoma to gain insight into the historical financial performance and prospective performance of Southwest and its wholly-owned subsidiary, Bank SNB (“SNB”). A summary of our analysis is contained in our Fairness Analysis, which was presented to the Board of Directors on December 14, 2016.

Board of Directors of Simmons First National Corp.
December 14, 2016

Documents reviewed include:
1.
Agreement and Plan of Merger by and between Simmons First National Corporation and Southwest Bancorp, Inc. dated December 14, 2016;

2.
Audited financial statements for Southwest for fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015;

3.
Regulatory Call Reports for SNB for fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30, and September 30, 2016;

4.
Southwest’s parent-only financial statements for the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30 and September 30, 2016, filed on form FR Y-9LP;

5.
Multi-year projections for Southwest as prepared by Southwest management;

6.
Certain public filings both for Simmons and Southwest including Form 10-K for fiscal years 2013, 2014 and 2015, and Form 10-Q for the quarters ending March 31, June 30 and September 30, 2016;

7.
Consensus analyst earnings per share estimates for Simmons and Southwest as compiled by SNL Financial for fiscal years 2016, 2017 and 2018;

8.
Non-performing loan and other real estate owned schedules for SNB proximate to September 30, 2016;

9.
Financial data and public market and bank acquisition pricing information supplied by SNL Financial, LC; and,

10.
Certain other materials provided by management or otherwise obtained by Mercer Capital deemed relevant to prepare this opinion.

In all cases, we relied upon the referenced information without independent verification. This opinion is, therefore, dependent upon the information provided. A material change in critical information relied upon in this opinion and the underlying analysis performed would necessitate a reassessment to determine the effect, if any, upon our opinion. We have not examined the loan portfolio or the adequacy of the loan loss reserve of Southwest. Direct examination is beyond the scope of this engagement.
We have furthermore assumed that guidance related to financial projections provided to us reflects a reasonable assessment of Simmons’ and Southwest’s future operating and financial performance. Mercer Capital does not express any opinion as to the assumptions underlying such forecasts, nor do we represent or warrant that the projections will be achieved.
Opinion of Fairness
Consistent with Mercer Capital’s engagement letter with you, Mercer Capital is providing this fairness opinion in connection with the Transaction and will receive a fee for such services, which is not contingent upon the conclusion of our analysis. Within the prior two years, Mercer Capital has been engaged by Simmons related to the valuation of certain intangible assets obtained in connection with its acquisition of Ozark Trust and Investment Corporation and to provide a fairness opinion for the pending acquisition of Hardeman County Investment Company, Inc. Mercer Capital has not been engaged by Southwest Bancorp, Inc. during the past two years.

Board of Directors of Simmons First National Corp.
December 14, 2016

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based upon such matters as we considered relevant, it is our opinion as of the date hereof that the consideration to be paid by Simmons to Southwest Bancorp, Inc. shareholders is fair, from a financial point of view, to Simmons’s shareholders. Mercer Capital has not expressed an opinion as to the price at which any security may trade in the future; nor have we expressed an opinion regarding compensation that may be paid to Southwest management. The opinion is necessarily based upon economic, market, financial, and other conditions as they exist, and the information made available to us, as of the date of this letter.
Sincerely,
MERCER CAPITAL
Jeff K. Davis, CFA
Managing Director
Andrew K. Gibbs, CFA, CPA/ABV
Senior Vice President

ANNEX D
January 23, 2017
The Board of Directors
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601
Dear Directors:
You have retained Mercer Capital Management, Inc. (“Mercer Capital”) as your independent financial advisor to provide its opinion as to the fairness of consideration to be paid in the proposed transaction (“Transaction”) described below from a financial point of view to the shareholders of Simmons First National Corporation (“Simmons”).
Mercer Capital, as part of its financial advisory and general valuation practice, is engaged to assist financial institutions and businesses in merging with and acquiring other entities and to analyze businesses and their securities in connection with mergers and acquisitions, private placements, corporate reorganizations, employee stock ownership plans, income and estate tax matters, and other corporate financial planning and advisory activities.
Overview of the Transaction
It is our understanding that Simmons’ Board of Directors approved on January 23, 2017 the Agreement and Plan of Merger (“Agreement”) that provides for Fort Worth, Texas-based First Texas BHC, Inc. (“First Texas”) to merge with and into Simmons, with Simmons as the surviving corporation. First Texas shareholders will receive $70.0 million of cash and 6.5 million shares of Simmons common stock. The number of shares to be issued will not be adjusted for fluctuations in Simmons’ share price as quoted on NASDAQ after the Agreement is executed by both parties. Based upon Simmons’ closing price of $60.30 per share on January 20, 2017, the aggregate cash and common share consideration approximates $462 million.
Materials Examined & Due Diligence Performed
As part of our analysis, Mercer Capital visited with Simmons’ management to gain insight into Simmons’ historical financial performance, prospective performance and other factors that led to the decision to enter into the Agreement. In addition, Mercer Capital visited with First Texas’s management in Fort Worth, Texas to gain insight into the historical financial performance and prospective performance of First Texas and its wholly-owned subsidiary, Southwest Bank. A summary of our analysis is contained in our Fairness Analysis, which was presented to the Board of Directors on January 18, 2017.
Documents reviewed include:
1.
Agreement and Plan of Merger by and between Simmons First National Corporation and First Texas BHC, Inc. dated January 23, 2017;

2.
Audited financial statements for First Texas for fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015;

3.
Regulatory Call Reports for Southwest Bank for fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30, and September 30, 2016;

Board of Directors of Simmons First National Corp.
January 23, 2017

4.
First Texas’ parent-only financial statements for the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the quarters ended March 31, June 30 and September 30, 2016, filed on form FR Y-9LP;

5.
Internal financial statements for Southwest Bank and First Texas on a consolidated and parent-only basis as of December 31, 2016;

6.
Multi-year financial projections for First Texas as prepared by First Texas management;

7.
Private placement memorandum, dated November 16, 2015, prepared by First Texas related to the issuance of common stock;

8.
Non-performing loan and other real estate owned schedules for Southwest Bank proximate to October 31, 2016;

9.
Certain public filings for Simmons including Form 10-K for fiscal years 2013, 2014 and 2015, and Form 10-Q for the quarters ending March 31, June 30 and September 30, 2016;

10.
Consensus analyst earnings per share estimates for Simmons as compiled by SNL Financial for fiscal years 2017 and 2018;

11.
Financial data and public market and bank acquisition pricing information supplied by SNL Financial, LC; and,

12.
Certain other materials provided by management or otherwise obtained by Mercer Capital deemed relevant to prepare this opinion.

In all cases, we relied upon the referenced information without independent verification. This opinion is, therefore, dependent upon the information provided. A material change in critical information relied upon in this opinion and the underlying analysis performed would necessitate a reassessment to determine the effect, if any, upon our opinion. We have not examined the loan portfolio or the adequacy of the loan loss reserve of First Texas. Direct examination is beyond the scope of this engagement.
We have furthermore assumed that guidance related to financial projections provided to us reflects a reasonable assessment of Simmons’ and First Texas’s future operating and financial performance. Mercer Capital does not express any opinion as to the assumptions underlying such forecasts; nor do we represent or warrant that the projections will be achieved.
Opinion of Fairness
Consistent with Mercer Capital’s engagement letter with you, Mercer Capital is providing this fairness opinion in connection with the Transaction and will receive a fee for such services, which is not contingent upon the conclusion of our analysis. Within the prior two years, Mercer Capital has been engaged by Simmons related to the valuation of certain intangible assets obtained in connection with its acquisition of Ozark Trust and Investment Corporation and to provide fairness opinions for the pending acquisitions of Hardeman County Investment Company, Inc. and Southwest Bancorp, Inc. Mercer Capital has not been engaged by First Texas BHC, Inc. during the past two years.

Board of Directors of Simmons First National Corp.
January 23, 2017

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based upon such matters as we considered relevant, it is our opinion as of the date hereof that the consideration to be paid by Simmons to First Texas BHC, Inc. shareholders is fair, from a financial point of view, to Simmons’ shareholders. Mercer Capital has not expressed an opinion as to the price at which any security may trade in the future; nor have we expressed an opinion regarding compensation that may be paid to First Texas management. The opinion is necessarily based upon economic, market, financial, and other conditions as they exist, and the information made available to us, as of the date of this letter.
Sincerely,
MERCER CAPITAL
Jeff K. Davis, CFA
Managing Director
Andrew K. Gibbs, CFA, CPA/ABV
Senior Vice President

ANNEX E
December 14, 2016
The Board of Directors
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, OK 74074
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Southwest Bancorp, Inc. (“Southwest”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of Southwest with and into Simmons First National Corporation (“Simmons”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Southwest and Simmons. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Southwest, Simmons, the holders of shares of common stock, par value $1.00 per share, of Southwest (the “Southwest Common Stock”), or the holders of shares of Class A common stock, par value $0.01 per share, of Simmons (the “Simmons Common Stock”), each share of Southwest Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Canceled Shares and the Target Dissenting Shares (each as defined in the Agreement)) will be converted into the right to receive the following consideration: (i) $5.11 in cash (the “Cash Consideration”) and (ii) 0.3903 shares of Simmons Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.
KBW has acted as financial advisor to Southwest and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, including pursuant to existing sales and trading relationships of both KBW and a KBW affiliate with each of Southwest and Simmons, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Southwest and Simmons and, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Southwest and Simmons for its and their own accounts and for the accounts of its and their respective customers and clients. We have acted exclusively for the board of directors of Southwest (the “Board”) in rendering this opinion and will receive a fee from Southwest for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Southwest has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors – Southwest Bancorp, Inc.
December 14, 2016

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Southwest and received compensation for such services. KBW served as financial advisor to Southwest in connection with its acquisition of First Commercial Bancshares, Inc. in May 2015. In the past two years, KBW has provided investment banking and financial advisory services to Simmons and has received and expects to receive compensation for such services. As KBW has previously disclosed to you, KBW is acting as financial advisor to Simmons in connection with Simmons’ pending acquisition of Hardeman County Investment Company, Inc., which acquisition was publicly announced on November 17, 2016 (the “Hardeman Acquisition”). KBW also acted as financial advisor to Simmons in connection with its acquisition of Citizen National Bank in May 2016. An affiliated broker-dealer of KBW also acted as financial advisor to Simmons in connection with its acquisition of Ozark Trust & Investment Corporation in October 2015 and also received compensation for such services. In addition, as you are aware, KBW has from time-to-time during the past two years provided investment banking assistance to Simmons in the ordinary course of business, for which KBW did not enter into any engagement agreement or receive compensation. We may in the future provide investment banking and financial advisory services to Southwest or Simmons and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Southwest and Simmons and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated December 13, 2016 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Southwest; (iii) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Southwest; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Simmons; (v) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Simmons; (vi) certain regulatory filings of Southwest, Simmons, Bank SNB (a wholly-owned subsidiary of Southwest) and Simmons Bank (a wholly-owned subsidiary of Simmons), including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three year period ended December 31, 2015, the quarter ended March 31, 2016, the semi-annual period and quarter ended June 30, 2016 and the quarter ended September 30, 2016; (vii) certain other interim reports and other communications of Southwest and Simmons to their respective shareholders; and (viii) other financial information concerning the businesses and operations of Southwest and Simmons that was furnished to us by Southwest and Simmons or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Southwest and Simmons; (ii) the assets and liabilities of Southwest and Simmons; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Southwest and Simmons with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of Southwest that were prepared by, and provided to us and discussed with us by, Southwest management and that were used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Simmons for 2016 through 2018 (which estimates were adjusted as directed by Simmons management to reflect the pro forma impact of the Hardeman Acquisition), as well as assumed long-term Simmons growth rates provided to us by Simmons management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Southwest management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Simmons (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by, and provided to and discussed with us by, the management

The Board of Directors – Southwest Bancorp, Inc.
December 14, 2016

of Simmons, and used and relied upon by us based on such discussions, at the direction of Southwest management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of Southwest and Simmons regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by or on behalf of Southwest, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with Southwest.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Southwest as to the reasonableness and achievability of the financial and operating forecasts and projections of Southwest (and the assumptions and bases therefor) that were prepared by, and provided to us and discussed with us by, such management and we have assumed that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of Southwest, upon Simmons management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Simmons (as adjusted as directed by such management), the assumed Simmons long-term growth rates provided to us by such management , and the estimates regarding certain pro forma financial effects of the Merger on Simmons (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) referred to above (and the assumptions and bases therefor), and we have assumed that all such information was reasonably prepared on bases reflecting, or in the case of the Simmons “street estimates” referred to above that such estimates (as adjusted) are consistent with, the best currently available estimates and judgments of Simmons management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We express no view or opinion as to the Hardeman Acquisition (or any terms, aspects or implications thereof) and have assumed, with the consent of Southwest, that the Hardeman Acquisition will be consummated as described to us by Simmons management in the first quarter of 2017.
It is understood that the portion of the foregoing financial information of Southwest and Simmons that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Simmons referred to above that we were directed to use, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Southwest and Simmons and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Southwest or Simmons since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed,

The Board of Directors – Southwest Bancorp, Inc.
December 14, 2016

without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Southwest and Simmons are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Southwest or Simmons, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Southwest or Simmons under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us referred to above) with no adjustments to the Merger Consideration and no additional payments in respect of the Southwest Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Southwest, Simmons or the pro forma entity, or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Southwest that Southwest has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Southwest, Simmons, the Merger and any related transaction, the Agreement and the Hardeman Acquisition. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Southwest Common Stock of the Merger Consideration to be received by such holders in the Merger. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction, including without limitation, the form or structure of the Merger (including the form of Merger Consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the Merger or any related transaction to Southwest, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Southwest to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Southwest or the Board,

The Board of Directors – Southwest Bancorp, Inc.
December 14, 2016

(iii) the fairness of the amount or nature of any compensation to any of Southwest’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Southwest Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Southwest (other than the holders of Southwest Common Stock, solely with respect to the Merger Consideration as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Simmons or any other party to any transaction contemplated by the Agreement, (v) whether Simmons has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the Cash Consideration to the holders of Southwest Common Stock at the closing of the Merger, (vi) any adjustment (as provided in the Agreement) to the Merger Consideration (or any component thereof) assumed for purposes of our opinion, (vii) the actual value of Simmons Common Stock to be issued in the Merger, (viii) the prices, trading range or volume at which Southwest Common Stock or Simmons Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Simmons Common Stock will trade following consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to Southwest, Simmons, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction, or the Hardeman Acquisition, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Southwest Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Southwest Common Stock in the Merger is fair, from a financial point of view, to such holders.
Very truly yours,
Keefe, Bruyette & Woods, Inc.

ANNEX F
January 23, 2017
Board of Directors
First Texas BHC, Inc.
2200 West Seventh Street
Fort Worth, TX 76107
Members of the Board:
You have engaged us as a financial advisor in connection with the proposed merger of First Texas BHC, Inc. (the “Company”) with and into Simmons First National Corporation (the “Buyer”) (collectively, the “Transaction”), and you have requested our opinion (the “Opinion”) as to the fairness to the disinterested stockholders of the Company (the “Stockholders”) from a financial point of view of the consideration to be received by the Stockholders in the Transaction. For purposes of our Opinion, the term “Stockholders” means holders of Company common stock other than (i) any affiliates of the Company, such as any holder of ten percent or more of the outstanding stock of the Company and (ii) the Buyer or any of its affiliates. The terms and conditions of the Transaction are more fully set forth in an Agreement and Plan of Merger (the “Agreement”) expected to be dated January 23, 2017.
In connection with rendering our Opinion we have:
(i)
analyzed certain audited financial statements and management reports regarding the Company and the Buyer;

(ii)
analyzed certain internal financial statements and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and Buyer, respectively;

(iii)
analyzed, on a pro forma basis, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of the Buyer;

(iv)
reviewed the reported prices and trading activity for the common stock of the Buyer;

(v)
compared the financial performance of the Company and the Buyer with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vi)
reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(vii)
reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(viii)
discussed with management of the Company and the Buyer the operations of and future business prospects for the Company and the Buyer and the anticipated financial consequences of the Transaction to the Company and the Buyer;

(ix)
assisted in your deliberations regarding the material terms of the Transaction and your negotiations with Buyer; and

(x)
performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not assumed any responsibility to independently verify the accuracy or completeness of the information and financial data on which our Opinion is based. The managements of the Company and the Buyer have assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer

January 23, 2017

under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not received or reviewed any individual credit files nor have we made an independent evaluation of the adequacy of the allowance for loan losses of the Company or the Buyer. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or of the Buyer. With respect to the financial forecasts prepared by the management of the Company, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the financial results reflected by such projections will be realized as predicted. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.
As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Buyer and have previously provided investment banking services to the Company and the Buyer. We also issue periodic research reports regarding the Buyer’s business activities and prospects. We have received fees for providing investment banking services to the Buyer in the past and we expect to pursue and may also receive fees for future services. We are currently serving as financial advisor to the Buyer in connection with another pending acquisition. In addition, a senior executive of Stephens is a member of the Buyer’s Board of Directors. We served as sole placement agent for the Company in its private placement of common equity in 2015, and we received investment banking compensation for our services. We have provided securities brokerage services to both the Company and Buyer and have received customary compensation for such services.
We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Transaction. Affiliates and employees of Stephens hold investments in the Company and in the Buyer.
We are not legal, accounting, regulatory or tax experts and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, accounting, regulatory or tax consequences for the Company or the Stockholders.
Our Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company or the Stockholders.
This Opinion is for the use and benefit of the Board of Directors of the Company for the purpose of its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action

January 23, 2017

that should be taken in connection with the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the Stockholders. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to Stockholders of the Company. Our fairness opinion committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion letter and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to Stockholders of the Company, provided that we approve of the content of such disclosures prior to any filing, distribution or publication of such communications.
Based upon the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, it is our opinion on the date hereof that the consideration to be received by the Stockholders in the Transaction is fair to them from a financial point of view.
Very truly yours,
STEPHENS INC.
/s/ Stephens

ANNEX G
ARKANSAS CODE ANNOTATED § 4-27-1301 ET. SEQ.
DISSENTERS’ RIGHTS FOR SIMMONS
West’s Arkansas Code Annotated
Title 4. Business and Commercial Law
Subtitle 3. Corporations and Associations (Chapters 25 to 40)
Chapter 27. Business Corporation Act of 1987
Subchapter 13. Dissenters’ Rights
Part A. Right to Dissent and Obtain Payment for Shares
§ 4-27-1301. Definitions
In this subchapter:
(1)
“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)
“Dissenter” means a shareholder who is entitled to dissent from corporate action under § 4-27-1302 and who exercises that right when and in the manner required by §§ 4-27-1320 – 4-27-1328.

(3)
“Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)
“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)
“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)
“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)
“Shareholder” means the record shareholder or the beneficial shareholder.

§ 4-27-1302. Right of dissent
(a)
A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(1)
Consummation of a plan of conversion to which the corporation is a party;

(2)
Consummation of a plan of merger to which the corporation is a party if:

(A)
Shareholder approval is required for the merger by § 4-27-1107 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(B)
The corporation is a subsidiary that is merged with its parent under § 4-27-1108;

(3)
Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(4)
Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale under court order or a sale for cash under a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(5)
An amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i)
Alters or abolishes a preferential right of the shares;

(ii)
Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(iii)
Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv)
Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v)
Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under § 4-27-604; or

(6)
Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)
A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this subchapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 4-27-1303. Partial dissenters
(a)
A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b)
A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1)
he submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)
he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

§§ 4-27-1304 to 4-27-1319. Reserved
Part B. Procedure for Exercise of Dissenters’ Rights
§ 4-27-1320. Notice; general provision
(a)
If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b)
If corporate action creating dissenters’ rights under § 4-27-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 4-27-1322.

§ 4-27-1321. Payment upon demand; notice
(a)
If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.

(b)
A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this subchapter.

§ 4-27-1322. Notice; procedure in content
(a)
If proposed corporate action creating dissenters’ rights under § 4-27-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 4-27-1321.

(b)
The dissenters’ notice must be sent no later than ten (10) days after the corporate action was taken, and must:

(1)
state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)
inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)
supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(4)
set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date subsection (a) the notice is delivered; and

(5)
be accompanied by a copy of this subchapter.

§ 4-27-1323. Payment upon demand; procedure
(a)
A shareholder sent a dissenters’ notice described in § 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 4-27-1322(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b)
The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c)
A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this subchapter.

§ 4-27-1324. Transfer restrictions; uncertificated shares
(a)
The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under § 4-27-1326.

(b)
The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

§ 4-27-1325. Payment by corporation
(a)
Except as provided in § 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with § 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b)
The payment must be accompanied by:

(1)
the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)
a statement of the corporation’s estimate of the fair value of the shares;

(3)
an explanation of how the interest was calculated;

(4)
a statement of the dissenter’s right to demand payment under § 4-27-1328; and

(5)
a copy of this subchapter.

§ 4-27-1326. Corporate action; time limitation
(a)
If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)
If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under § 4-27-1322 and repeat the payment demand procedure.

§ 4-27-1327. Election to withhold payment
(a)
A corporation may elect to withhold payment required by § 4-27-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b)
To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 4-27-1328.

§ 4-27-1328. Disputed payment or offer; procedure
(a)
A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 4-27-1325), or reject the corporation’s offer under § 4-27-1327 and demand payment of the fair value of his shares and interest due, if:

(1)
the dissenter believes that the amount paid under § 4-27-1325 or offered under § 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2)
the corporation fails to make payment under § 4-27-1325 within sixty (60) days after the date set for demanding payment; or

(3)
the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b)
A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

§ 4-27-1329. Reserved
Part C. Judicial Appraisal of Shares
§4-27-1330. Judicial proceedings
(a)
If a demand for payment under § 4-27-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)
The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office is located or the Pulaski County Circuit Court if the corporation does not have a principal office in this state. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)
The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)
The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)
Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 4-27-1327.

§ 4-27-1331. Costs and attorneys’ fees
(a)
The court in an appraisal proceeding commenced under § 4-27-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 4-27-1328.

(b)
The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)
against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of §§ 4-27-1320 – 4-27-1328; or

(2)
against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX H
SECTION 1091 OF THE OGCA — DISSENTERS’
RIGHTS FOR OKSB
A.
Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word “shareholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and “depository receipt” means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

B.	1.	Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Section 1081, other than a merger effected pursuant to subsection G of Section 1081, and Section 1082, 1086, 1087, 1090.1 or 1090.2 of this title.
2.	a.	No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:
(1)
listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(2)
held of record by more than two thousand holders.

No appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection G of Section 1081 of this title.
b.
In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

3.
Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Section 1081, 1082, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

a.
shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

b.
shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than two thousand holders, or
c.
cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

d.
any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

4.
In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

C.
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

D.
Appraisal rights shall be perfected as follows:

1.
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

2.
If the merger or consolidation is approved pursuant to the provisions of Section 1073 or 1083 of this title, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of the constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of the constituent corporation, and shall include in the notice a copy of this section. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the holder’s shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder’s shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

a.
each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

b.
the surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

E.
Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders; provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty (120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within ten (10) days after the shareholder’s written request for a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

F.
Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after service, shall file, in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or other publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

G.
At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder.

H.
After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.
I.
The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

J.
The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

K.
From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just.

L.
The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX I
SECTIONS 10.351 THROUGH 10.368 OF THE TBOC
DISSENTERS’ RIGHTS FOR FIRST TEXAS
Vernon’s Texas Statutes and Codes Annotated
Business Organizations Code
Title 1. General Provisions
Chapter 10. Mergers, Interest Exchanges, Conversions, and Sales of Assets
Subchapter H. Rights of Dissenting Owners
Sec. 10.351. APPLICABILITY OF SUBCHAPTER.
(a)
This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b)
This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c)
The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

Sec. 10.352. DEFINITIONS.
In this subchapter:
(1)
‘‘Dissenting owner’’ means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A)
provides notice under Section 10.356; and

(B)
complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2)
“Responsible organization” means:

(A)
the organization responsible for:

(i)
the provision of notices under this subchapter; and

(ii)
the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B)
with respect to a merger or conversion:

(i)
for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii)
for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C)
with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D)
with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

Sec. 10.353. FORM AND VALIDITY OF NOTICE.
(a)
Notice required under this subchapter:

(1)
must be in writing; and

(2)
may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b)
Failure to provide notice as required by this subchapter does not invalidate any action taken.

Sec. 10.354. RIGHTS OF DISSENT AND APPRAISAL.
(a)
Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1)
dissent from:

(A)
a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B)
a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C)
a plan of exchange in which the ownership interest of the owner is to be acquired;

(D)
a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion;

(E)
a merger effected under Section 10.006 in which:

(i)
the owner is entitled to vote on the merger; or

(ii)
the ownership interest of the owner is converted or exchanged; or

(F)
a merger effected under Section 21.459(c) in which the shares of the shareholders are converted or exchanged; and

(2)
subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b)
Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1)
the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A)
listed on a national securities exchange; or

(B)
held of record by at least 2,000 owners;

(2)
the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3)
the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A)
ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i)
listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii)
held of record by at least 2,000 owners;

(B)
cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C)
any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c)
Subsection (b) shall not apply either to a domestic entity that is a subsidiary with respect to a merger under Section 10.006 or to a corporation with respect to a merger under Section 21.459(c).

Sec. 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.
(a)
A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1)
the action or proposed action is submitted to a vote of the owners at a meeting; or

(2)
approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b)
If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(b-1)
If a corporation effects a merger under Section 21.459(c), the responsible organization shall notify the shareholders of that corporation who have a right to dissent to the plan of merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. Notice required under this subsection that is given to shareholders before the effective date of the merger may, but is not required to, contain a statement of the merger’s effective date. If the notice is not given to the shareholders until on or after the effective date of the merger, the notice must contain a statement of the merger’s effective date.

(c)
A notice required to be provided under Subsection (a), (b), or (b-1) must:

(1)
be accompanied by a copy of this subchapter; and

(2)
advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or a demand under Section 10.356(b)(3), or both, may be provided.

(d)
In addition to the requirements prescribed by Subsection (c), a notice required to be provided:

(1)
under Subsection (a)(1) must accompany the notice of the meeting to consider the action;

(2)
under Subsection (a)(2) must be provided to:

(A)
each owner who consents in writing to the action before the owner delivers the written consent; and

(B)
each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect; and

(3)
under Subsection (b-1) must be provided:

(A)
if given before the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder to whom that offer is made; or

(B)
if given after the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder who did not tender the shareholder’s shares in that offer.

(e)
Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

(f)
If the notice given under Subsection (b-1) did not include a statement of the effective date of the merger, the responsible organization shall, not later than the 10th day after the effective date, give a second notice to the shareholders notifying them of the merger’s effective date. If the second notice is given after the later of the date on which the tender or exchange offer described by Section 21.459(c)(2) is consummated or the 20th day after the date notice under Subsection (b-1) is given, then the second notice is required to be given to only those shareholders who have made a demand under Section 10.356(b)(3).

Sec. 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.
(a)
An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b)
To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1)
if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A)
is addressed to the entity’s president and secretary;

(B)
states that the owner’s right to dissent will be exercised if the action takes effect;

(C)
provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D)
is delivered to the entity’s principal executive offices before the meeting;

(2)
with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A)
must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B)
may not consent to the action if the action is approved by written consent; and

(3)
must give to the responsible organization a demand in writing that:

(A)
is addressed to the president and secretary of the responsible organization;

(B)
demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C)
provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D)
states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E)
is delivered to the responsible organization at its principal executive offices at the following time:

(i)
not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii)
not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners;

(iii)
not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006; or

(iv)
not later than the 20th day after the date the responsible organization gives to the shareholder the notice required by Section 10.355(b-1) or the date of the consummation of the tender or exchange offer described by Section 21.459(c)(2), whichever is later, if the action is a merger effected under Section 21.459(c).

(c)
An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d)
Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e)
If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

Sec. 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.
(a)
An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1)
payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2)
a petition has been filed under Section 10.361.

(b)
Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

Sec. 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.
(a)
Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

(1)
accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2)
rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b)
If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1)
endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)
signed assignments of the ownership interests if the ownership interests are uncertificated.

(c)
If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1)
an estimate by the responsible organization of the fair value of the ownership interests; and

(2)
an offer to pay the amount of the estimate provided under Subdivision (1).

(d)
If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect.

(e)
If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1)
endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)
signed assignments of the ownership interests if the ownership interests are uncertificated.

Sec. 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.
(a)
A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b)
If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1)
a reference to the demand; and

(2)
the name of the original dissenting owner of the ownership interest.

Sec. 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.   A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.
Sec. 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.
(a)
If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1)
the county in which the organization’s principal office is located in this state; or

(2)
the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b)
A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c)
On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d)
The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1)
the responsible organization; and

(2)
each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e)
The court shall:

(1)
determine which owners have:

(A)
perfected their rights by complying with this subchapter; and

(B)
become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2)
appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f)
The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g)
The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1)
the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2)
the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

Sec. 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.
(a)
For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b)
In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.
(c)
The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

Sec. 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.
(a)
An appraiser appointed under Section 10.361 has the power and authority that:

(1)
is granted by the court in the order appointing the appraiser; and

(2)
may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b)
The appraiser shall:

(1)
determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2)
file with the court a report of that determination.

(c)
The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d)
The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

Sec. 10.364. OBJECTION TO APPRAISAL; HEARING.
(a)
A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b)
If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c)
Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d)
The responsible organization shall:

(1)
immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2)
pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e)
On payment of the judgment, the dissenting owner does not have an interest in the:

(1)
ownership interest for which the payment is made; or

(2)
responsible organization with respect to that ownership interest.

Sec. 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.
(a)
An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b)
All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

Sec. 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.
(a)
An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1)
in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2)
in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b)
An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1)
receive payment for the ownership interest under this subchapter; and

(2)
bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c)
An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

Sec. 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.
(a)
The rights of a dissenting owner terminate if:

(1)
the owner withdraws the demand under Section 10.356;

(2)
the owner’s right of dissent is terminated under Section 10.356;

(3)
a petition is not filed within the period required by Section 10.361; or

(4)
after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b)
On termination of the right of dissent under this section:

(1)
the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2)
the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3)
the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4)
the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5)
any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6)
the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

Sec. 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.   In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:
(1)
the value of the ownership interest; or

(2)
money damages to the owner with respect to the action.

ANNEX J
First Texas BHC, Inc. and Subsidiaries
Condensed Consolidated Financial Statements (Unaudited)
June 30, 2017

Independent Auditor’s Review Report
To the Board of Directors and Stockholders
of First Texas BHC, Inc. and Subsidiaries
We have reviewed the condensed consolidated financial statements of First Texas BHC, Inc. and Subsidiaries (Company), which comprise the balance sheet as of June 30, 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the six-month periods ended June 30, 2017 and 2016.
Management’s Responsibility for the Financial Information
The Company’s management is responsible for the preparation and fair presentation of the condensed consolidated financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information accordance with accounting principles generally accepted in the United States of America.
Auditor’s Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.
Conclusion
Based on our review, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.
Report on Condensed Consolidated Balance Sheet as of December 31, 2016
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated March 13, 2017. In our opinion, the accompanying condensed consolidated balance sheet of First Texas BHC, Inc. and Subsidiaries as of December 31, 2016, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.
August 3, 2017
5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

FIRST TEXAS BHC, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
June 30, 2017 and December 31, 2016
(In thousands of dollars except share amounts)
	June 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Cash and cash equivalents	$93,044	$189,920
Securities available for sale, at fair value	61,827	63,296
Other equity investments	15,938	12,857
Loans held for sale	4,072	4,836
Loans, net	2,119,421	1,774,521
Premises and equipment, net	25,307	25,679
Cash surrender value of life insurance policies	7,042	6,790
Goodwill	37,227	37,227
Core deposit intangibles, net	4	32
Deferred tax asset, net	7,160	6,169
Accrued interest receivable	5,109	4,195
Other assets	2,713	3,485
Total assets	$2,378,864	$2,129,007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing demand deposits	$454,126	$452,898
Interest-bearing deposits	1,325,630	1,200,483
Total deposits	1,779,756	1,653,381
Other borrowings	269,932	159,990
Repurchase agreements	50,000	50,000
Junior subordinated debentures	8,248	8,248
Subordinated debt – non-convertible	21,977	21,969
Other liabilities	9,199	8,576
Total liabilities	2,139,112	1,902,164
Commitments and contingencies	—	—
Shareholders’ equity:
Common stock, $1 par value; 10,000,000 shares authorized; 7,876,969 shares issued and shares outstanding at June 30, 2017; and 7,774,033 shares issued and 7,755,170 shares outstanding at December 31, 2016	7,877	7,774
Surplus	171,579	169,225
Retained earnings	62,507	53,117
Treasury stock	—	(830)
Other equity components	(1,889)	(2,019)
Accumulated other comprehensive loss	(322)	(424)
Total shareholders’ equity	239,752	226,843
Total liabilities and shareholders’ equity	$2,378,864	$2,129,007

See accompanying notes to condensed consolidated financial statements and independent auditor’s review report.

FIRST TEXAS BHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income
Six Months Ended June 30, 2017 and 2016
(Unaudited)
(In thousands of dollars, except per share amounts)
	2017	2016
Interest income:
Loans, including fees	$45,792	$36,445
Securities	532	605
Federal funds sold and other	577	277
Total interest income	46,901	37,327
Interest expense:
Deposits	6,045	3,336
Other borrowings	2,605	2,055
Total interest expense	8,650	5,391
Net interest income	38,251	31,936
Provision for loan losses	2,463	1,382
Net interest income after provision for loan losses	35,788	30,554
Noninterest income:
Service charges	871	816
Other fee income	1,772	1,776
Net gain on sale of loans	1,284	1,320
Other	2,708	2,803
Total noninterest income	6,635	6,715
Noninterest expense:
Salaries and employee benefits	18,301	16,434
Occupancy	1,945	1,878
Equipment	993	1,004
Professional fees	1,739	997
Communications	324	328
Data processing	1,415	1,339
Core deposit intangible amortization	27	28
Business development	733	669
Supplies	105	84
Other	2,407	1,975
Total noninterest expense	27,989	24,736
Income before income taxes	14,434	12,533
Income tax expense	5,044	4,373
Net income	9,390	8,160
Preferred stock dividends	—	(22)
Net income available to common shareholders	$9,390	$8,138
Basic Earnings Per Share	$1.19	$1.05
Diluted Earnigns Per Share	$1.10	$0.96

See accompanying notes to condensed consolidated financial statements and independent auditor’s review report.

FIRST TEXAS BHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income
Six Months Ended June 30, 2017 and 2016
(Unaudited)
(In thousands of dollars)
	2017	2016
Net Income	$9,390	$8,160
Other comprehensive income, net of tax, on securities available for sale:
Change in net unrealized loss, net of tax expense of $55 and tax expense of $192, for 2017 and 2016, respectively	102	549
Other comprehensive (loss) income, net of tax	102	549
Total comprehensive income, net of tax	$9,492	$8,709

See accompanying notes to condensed consolidated financial statements and independent auditor’s review report.

FIRST TEXAS BHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Shareholders’ Equity
Six Months Ended June 30, 2017
(Unaudited)
(In thousands of dollars)
	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Other Equity Components	Total Shareholders’ Equity
Balance, January 1, 2017	$7,774	$169,225	$53,117	$(424)	$(830)	$(2,019)	$226,843

Net income	—	—	9,390	—	—	—	9,390
Other comprehensive income	—	—	—	102	—	—	102
Issuance of common stock (102,936 shares)	103	1,655	—	—	—	—	1,758
Sale of treasury stock (18,863 shares)	—	—	—	—	830	—	830
Loan to ESOP	—	16	—	—	—	132	148
Loans secured by common stock	—	2	—	—	—	(2)	—
Stock-based compensation expense recognized in earnings	—	681	—	—	—	—	681
Balance, June 30, 2017	$7,877	$171,579	$62,507	$(322)	$—	$(1,889)	$239,752

See accompanying notes to condensed consolidated financial statements and independent auditor’s review report.

FIRST TEXAS BHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
Six Months Ended June 30, 2017 and 2016
(Unaudited)
(In thousands of dollars)
	2017	2016
Cash flows from operating activities:
Net income	$9,390	$8,160
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,073	1,093
Net amortization on securities available for sale	162	155
Amortization of debt issuance costs	16	15
Provision for loan losses	2,463	1,382
Stock-based compensation expense	681	636
Net increase in cash surrender value of life insurance	(113)	(21)
Writedown on other real estate owned	117	—
Net loss (gain) on sale of other real estate owned	30	(189)
Net gain on sale of loans	(1,284)	(1,320)
Net loss (gain) on disposal of property and equipment	21	(1)
Deferred tax benefit	(1,046)	(718)
Originations of loans held for sale	(62,404)	(65,446)
Proceeds from loans held for sale	63,168	66,856
Increase in other assets	(3,224)	(5,431)
Increase (decrease) in other liabilities	623	(841)
Net cash provided by operating activities	9,673	4,330
Cash flows from investing activities:
Securities available for sale:
Purchases	(2,995)	(15,688)
Maturities, calls and principal repayments	4,460	23,096
Net change in loans	(346,477)	(202,866)
Proceeds from sale of other real estate owned	251	—
Proceeds from sale of premises and equipment	—	1
Purchases of premises and equipment	(694)	(678)
Purchase of life insurance policies	(139)	(124)
Net cash used in investing activities	(345,594)	(196,259)
Cash flows from financing activities:
Net increase in deposits	126,375	51,465
Decrease in federal funds purchased	—	(5,000)
Advances on FHLB borrowings	60,000	135,000
Advance on line of credit	50,000	10,000
Debt issuance costs included in other borrowings	(66)	—
Dividends on preferred stock	—	(22)
Decrease in ESOP loan	148	141
Increase in loans secured by common stock	—	(168)
Redemption of preferred stock	—	(29,822)
Sale of treasury stock	830	—
Issuance of common stock	1,758	1,677
Net cash provided by financing activities	239,045	163,271
Net decrease in cash and cash equivalents	(96,876)	(28,658)
Cash and cash equivalents at beginning of period	189,920	108,839
Cash and cash equivalents at end of period	$93,044	$80,181
Supplemental Cash Flows Information
Interest paid	$8,531	$5,405
Income taxes paid	$4,160	$4,340
Real estate acquired in foreclosure or in settlement of loans	$398	$2,157

See accompanying notes to condensed consolidated financial statements and independent auditor’s review report.

FIRST TEXAS BHC, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
June 30, 2017
1.   Nature of Operations and Summary of Significant Accounting Policies
Pending Acquisition of First Texas BHC, Inc. by Simmons First National Corporation
On January 23, 2017, First Texas BHC, Inc. (First Texas) entered into an agreement and plan of merger (merger agreement) with Simmons First National Corporation (Simmons).
Under the terms of the agreement Simmons will acquire all of the outstanding common stock of First Texas for approximately $462,000,000 (based on Simmons common stock closing price as of January 20, 2017). More specifically, First Texas shareholders and other equity right holders will receive, in the aggregate, 6,500,000 shares of Simmons common stock and $70,000,000 in cash, all subject to certain conditions and potential adjustments. The transaction is expected to close during the fourth quarter of 2017.
The merger agreement contains both customary and specific representations, warranties, and covenants for each of the parties. Also the merger agreement contains certain termination rights for both Simmons and First Texas and further provides that a termination fee of  $18,000,000 will be payable by First Texas to Simmons upon termination of the agreement under certain specified circumstances.
The completion of the acquisition is subject to various customary closing and other conditions, including but not limited to, the approval of the merger agreement by each party’s shareholders and the receipt of required regulatory approvals.
The foregoing limited description of the transaction and merger agreement does not purport to be complete and is qualified in its entirety by reference to the merger agreement.
Basis of Presentation
The condensed consolidated financial statements include the accounts of First Texas BHC, Inc. (Parent) (a Texas Corporation), and its wholly-owned subsidiaries, SWB Recovery Corp. and Southwest Bank (Bank) and the Bank’s wholly-owned subsidiary, Harob, (collectively referred to as the Company). The Parent owns the outstanding common stock of First Texas BHC Statutory Trust II (Trust II), which was formed for the purpose of issuing company-obligated, mandatorily-redeemable preferred securities.
Certain prior period amounts have been reclassified to conform to current period classification. The condensed consolidated balance sheet of the Company as of December 31, 2016, has been derived from the audited consolidated financial statements of the Company as of December 31, 2016. The results of operations for the period are not necessarily indicative of the results to be expected for the full year.
Certain information and note disclosures normally included in the Company’s annual audited financial statements prepared in with accounting principles generally accepted in the United States of America and the prevailing practices within the banking industry have been condensed or omitted. These condensed consolidated financial statements do not represent complete financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2016 and notes thereto.
The Subsidiary entities are included in the accompanying financial statements from their dates of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.
Nature of Operations
The Company is principally engaged in traditional community banking activities provided through its banking offices in Fort Worth, Dallas, Saginaw, Mansfield, Burleson, Grapevine, and Arlington. Community banking activities include the Company’s commercial and retail lending, deposit gathering, investment, and treasury management activities. Mortgage banking activities are provided through offices in Fort Worth, Dallas, and Austin.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. The allowance for possible loan losses, valuation of other real estate owned and goodwill, the fair value of stock-based compensation awards, and the fair values of financial instruments are particularly subject to change.
Subsequent Events
The Company has evaluated subsequent events for recognition and disclosure through August 3, 2017, the date on which the condensed consolidated financial statements were available to be issued.
Cash and Cash Equivalents
For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions, and federal funds sold. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. Cash flows from loans and deposits are reported net. The Company maintains deposits with other financial institutions. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents.
The Company was not required to have funds on hand or on deposit at June 30, 2017 and December 31, 2016 with the Federal Reserve Bank to meet regulatory reserve and clearing requirements.
Securities
Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they may be used as part of the Company’s asset/liability strategy and may be sold prior to maturity in response to changes in interest rate risk, prepayment risk, or other similar economic factors. Securities available for sale are carried at fair value, with unrealized holding gains and losses, net of tax, reported in other comprehensive income. Management determines the appropriate classification of securities at the time of purchase. As of June 30, 2017 and December 31, 2016, all securities were classified as available for sale.
The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Gains and losses on sales are based on the amortized cost of the security sold.
Declines in the fair value of individual securities below their cost that are considered other than temporary result in write downs of the individual securities to their fair value. The related write downs, if any, are included in earnings as realized losses.
Other equity investments such as stock in the Federal Home Loan Bank, Federal Reserve Bank, and Independent Bankers Financial Corporation are carried at cost.
Loans Held for Sale
Loans originated or purchased and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans.
Loans
Loans are reported at the principal balance outstanding, less the allowance for loan losses, net of unamortized premium, net deferred loan fees, net deferred loan costs, and net non-accrual interest paid. Interest is accrued daily on the outstanding balances. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Further information regarding the Company’s accounting policy related to past due loans, nonaccrual loans, impaired loans, and troubled-debt restructuring is presented in Note 3 — Loans and Allowance for Loan Losses.
Allowance for Loan Losses
The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated losses inherent in the loan portfolio. For further information regarding the Company’s policies and methodology used to estimate the allowance for loan losses is presented in Note 3 — Loans and Allowance for Loan Losses.
Loan Servicing and Sales
In the normal course of business, the Company sells the guaranteed portion of certain loans originated with the partial guarantee of the Small Business Administration (SBA) or U.S. Department of Agriculture (USDA). At the time of these sales, the Company retains servicing rights and interest-only strips on those loans. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company generally estimates fair value based on the present value of future expected cash flows. Future expected cash flows are estimated by management based on key assumptions such as credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.
The related servicing rights represent the estimated present values of future cash flows related to rights to service SBA and USDA loans for other investors. Loan servicing rights are amortized against loan servicing fee income on an accelerated basis in proportion to, and over the period of, estimated net future loan servicing fee income. Service fee income is recognized as the related loan payments are collected. At June 30, 2017 and December 31, 2016, the Company had capitalized loan servicing rights of approximately $220,000 and $274,000, respectively, included in other assets in the accompanying financial statements.
Capitalized interest-only strip receivables represent contractual rights to receive the rate differential between the interest rate sold to investors and the rate retained by the Company. Capitalized interest-only strip receivables are amortized against interest income as an adjustment to yield in proportion to, and over the period of, estimated net future loan servicing fee income. At June 30, 2017 and December 31, 2016, the Company had capitalized interest-only strip receivables of approximately $147,000 and $183,000, respectively, included in other assets in the accompanying financial statements.
Deferred gain on sale of loans represents the relative value of the loan sale proceeds of the retained, unguaranteed portion of the loan retained, net of amounts capitalized and the gain immediately recognized. Deferred gain is recognized into income in proportion to, and over the period of, estimated net future loan servicing fee income. At June 30, 2017 and December 31, 2016, the Company had deferred gains of approximately $547,000 and $684,000, respectively, included in other liabilities in the accompanying financial statements.
Management periodically evaluates both servicing rights and interest-only strip receivables for impairment, and, if necessary, writes such assets down to their estimated fair values. At June 30, 2017 and December 31, 2016, management has determined that the carrying amounts of servicing assets and interest-only strip receivables approximate their estimated fair values.
Premises and Equipment
Land is carried at cost. Building and improvements, and furniture and equipment are stated at cost less accumulated depreciation, computed on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are generally depreciated over the term of the respective leases. The related cost and accumulated depreciation are removed from the accounts at the time an asset is sold or retired, and any resulting gain or loss is recognized in income. Maintenance and repairs are charged to operating expenses as incurred.

Other Real Estate Owned
Other real estate owned is initially recorded at fair value less the estimated costs to sell the asset. Write downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized, whereas those related to holding the property are expensed. Foreclosed property is subject to periodic reevaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations.
Goodwill
Goodwill represents the excess of the cost of business acquired over the fair value of the net assets acquired. Goodwill is assessed, at least annually, for impairment, as well as when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases its evaluation on such impairment factors as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, and other market conditions or factors that may be present.
Intangibles and Other Long-Lived Assets
Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company’s intangible assets relate to core deposits. Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful life. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future cash flows. If impaired, the assets are recorded at fair value and an impairment loss is recognized.
Stock-Based Compensation
The Company accounts for stock-based employee compensation plans in accordance with accounting rules, which require companies to expense the fair value of employee stock options and other forms of stock-based employee compensation in the financial statements over the period that an employee provides service in exchange for the award. Under these rules, the Company measures compensation cost related to stock options based on the grant-date fair value of the award using the Black-Scholes option-pricing model and recognizes it ratably, less estimated forfeitures, over the vesting term of the award.
Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more-likely-than-not that all of the deferred tax assets will be realized.
The Company files a consolidated income tax return with its subsidiaries. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis. The open tax years are 2013 through 2017. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in selling, general and administrative, expenses in the statements of operations.
For the year ended December 31, 2016, management has determined there are no uncertain tax positions.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are not reported as a separate component in the consolidated statement of income, such items are components of comprehensive income. Gains and losses on available for sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other than temporary impairment charges are reclassified to net income at the time of the charge.
Fair Values of Financial Instruments
ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements (see Note 6 — Fair Values of Financial Instruments). In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, a fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such validation adjustments are applied consistently over time.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Dividend Restriction
Banking regulations require the maintenance of certain capital and net income levels that may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Regulatory capital requirements are more fully disclosed in Note 5 — Regulatory Matters.
Earnings per Share
Basic earnings per share represent income available to shareholders divided by the weighted average number of shares outstanding during each period. Diluted earnings per share reflect additional potential shares that would have been outstanding if dilutive potential shares had been issued. Potential shares that may be issued by the Company relate to stock options, stock appreciation rights, and restricted stock units.

Earnings per share (EPS) were computed as follows for the three month periods ended June 30:
	Net Income Available to Shareholders	2017 Weighted Average Share	Per Share Amount
2017
Basic earnings per share	$9,389,631	7,873,641	$1.19
Effect of dilutive shares
Stock options		644,191
Stock appreciation rights		13,000
Restricted stock units		13,394
		670,585
Diluted earnings per share	$9,389,631	8,544,226	$1.10

	Net Income Available to Shareholders	2016 Weighted Average Share	Per Share Amount
2016
Basic earnings per share	$8,137,298	7,729,838	$1.05
Effect of dilutive shares
Stock options		741,000
Stock appreciation rights		13,000
Restricted stock units		30,807
		784,807
Diluted earnings per share	$8,137,298	8,514,645	$0.96

2.   Securities Available for Sale
Securities available for sale consisted of the following at June 30, 2017 and December 31, 2016 (in thousands):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2017:
U.S. government securities	2,593		11	2,582
U.S. government agency	29,861	2	168	29,695
Mortgage-backed securities	27,112	101	175	27,038
Trust preferred securities	939		230	709
CRA Qualified Investment Fund	1,817		14	1,803
	$62,322	$103	$598	$61,827
December 31, 2016:
U.S. government securities	2,618	—	12	2,606
U.S. government agency	29,864	3	323	29,544
Mortgage-backed securities	28,730	117	183	28,664
Trust preferred securities	938	—	230	708
CRA Qualified Investment Fund	1,798	—	24	1,774
	$63,948	$120	$772	$63,296

Securities with a fair value of approximately $58,131,000 and $59,523,000 at June 30, 2017 and December 31, 2016, respectively, were sold under agreements to repurchase or were pledged to secure public fund deposits, long term borrowings, or lines of credit, as required or permitted by law.
Unrealized losses and fair value, aggregated by length of time that individual securities have been in a continuous unrealized loss position, as of June 30, 2017 and December 31, 2016, are summarized as follows (in thousands):
	Continuous Unrealized Losses Existing for Less than 12 months		Continuous Unrealized Losses Existing for Greater than 12 months		Total
Securities Available for Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2017:
U.S. government securities	2,582	11	—	—	2,582	11
U.S. government agency	21,547	163	645	5	22,192	168
Mortgage-backed securities	22,009	175	—	—	22,009	175
Trust preferred securities	—	—	709	230	709	230
CRA Qualified Investment Fund	1,803	14	—	—	1,803	14
	$47,941	$363	$1,354	$235	$49,295	$598
December 31, 2016:
U.S. government securities	2,606	12	—	—	2,606	12
U.S. government agency	24,541	323	—	—	24,541	323
Mortgage-backed securities	21,561	183	—	—	21,561	183
Trust preferred securities	—	—	708	230	708	230
CRA Qualified Investment Fund	1,774	24	—	—	1,774	24
	$50,482	$542	$708	$230	$51,190	$772

Unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The Company does not intend to sell these securities and it is more-likely-than-not that the Company will not be required to sell prior to recovery.
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to sell or whether it would be more-likely-than-not required to sell its investments in the issuer for a period of time sufficient to allow for any anticipated recovery. As of June 30, 2017 and December 31, 2016, no investment securities were other-than-temporarily impaired.

The amortized cost and estimated fair value of securities at June 30, 2017, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities are shown separately since they are not due at a single maturity date (in thousands):
	Available For Sale
	Amortized Cost	Estimated Fair Value
Due less than one year	$—	$—
Due one through five years	30,593	30,433
Due over five through ten years	1,861	1,844
Due after ten years	939	709
	33,393	32,986
CRA qualified investment fund	1,817	1,803
Mortgage-backed securities	27,112	27,038
	$62,322	$61,827

3.   Loans and Allowance for Loan Losses
Risk By Loan Category
To determine an appropriate allowance for loan losses, management separates loans into separate categories based on similar risk characteristics. These categories and their risk characteristics are described below:
Construction and Land Development — This category consists of loans secured by vacant land, which includes developed commercial land, undeveloped commercial land, rural land, single family residential lots, lot development loans, and interim construction for both 1 – 4 family and commercial developments. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, government regulation of real property, general economic conditions and the availability of long-term financing.
Commercial Real Estate — This category consists of loans secured by both owner-occupied and non-owner occupied commercial real estate properties and represents the largest category of the Company’s total loan portfolio. A majority of the loans in this category are secured by non-owner occupied commercial properties. The remainder of this segment is secured by owner occupied properties. The non-owner occupied portion of this category presents a higher risk profile given the reliance on third-party rental income and the successful operation of the property to service the regular payment, but overall credit risk is low. A substantial majority of these loans have adequate secondary sources of repayment through financially strong guarantors that are well known to the Company. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s portfolio are diverse in terms of type and geographic location. Loan losses in this category have been minimal.
Residential Real Estate — This category consists of loans secured by some form of both owner-occupied and non-owner-occupied residential real estate. The category includes loans for home improvement, home equity lines of credit and close-end financing for 1 – 4 family properties. Mortgage loans held for sale on the secondary market are excluded from this category. Generally, the overall credit risk in this segment of the loan portfolio is low given the nature of the collateral and the Company’s strict underwriting standards for this type of financing. The Company does not originate sub-prime mortgage loans. The higher risk area of this category is the “non-owner-occupied” portion of these loans which are often reliant on rental income as the primary source of repayment.
Commercial, Industrial and Agricultural — This category consists of all business loans secured by assets other than commercial real estate. It also includes loans for agriculture production. A substantial majority of these loans are secured by equipment, accounts receivable and inventory. The loss history in this segment of the portfolio is very low due to sufficient collateralization. The primary risk involved with this category is that the loans are typically secured by depreciable assets that may not provide an adequate source of repayment if the loan goes into default.
Loans to Nondepository Financial Institutions — This category consists of all loans to mortgage companies that specialize in mortgage loan originations and mortgage warehouse loans. It also includes loans to real estate investment trusts.
Consumer and Other — This category of loans consists of all other forms of consumer debt, including automobiles, recreational vehicles, debt consolidation, household or personal use, education, taxes, mobile homes, personal lines of credit, loans to mortgage originators, loans to non-profits and overdrafts. Overdrafts are deposit accounts that become unsecured loans when overdrawn by the deposit customer. Overdrafts are monitored by account officers on a daily basis and are often cleared within a very short period of time. It is bank policy to charge off any overdrafts that remain outstanding for more than 60 days.
Loans consisted of the following at June 30, 2017 and December 31, 2016 (in thousands):
	June 30, 2017	December 31, 2016
Construction and land development	$345,209	$280,601
Commercial real estate	928,618	811,278
1 – 4 family residential	248,152	234,829
Commercial and industrial	399,741	278,973
Agricultural	49,952	32,183
Loans to nondepository financial institutions	151,507	135,386
Consumer and other	15,787	18,376
Gross loans	2,138,966	1,791,626
Allowance for loan losses	(19,545)	(17,105)
Net loans	$2,119,421	$1,774,521

At June 30, 2017 and December 31, 2016, the Bank had total commercial real estate loans and construction and land development loans of  $1,273,827,000 and $1,091,879,000, respectively. The Bank had construction, land development, and other loans representing 117% and 115%, respectively, of total risk based capital at June 30, 2017 and December 31, 2016. The Bank had non-owner-occupied commercial real estate loans representing 375% and 379%, respectively, of total risk based capital at June 30, 2017 and December 31, 2016. Sound risk management practices and appropriate levels of capital are essential elements of a sound commercial real estate lending program (CRE). Concentrations of CRE exposures add a dimension of risk that compounds the risk inherent in individual loans. Interagency guidance on CRE concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. Management believes it has implemented these practices in order to monitor its CRE. An institution which has reported loans for construction, land development, and other land loans representing 100% or more of total risk-based capital, or total non-owner occupied commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the outstanding balance of commercial real estate loan portfolio has increased by 50% or more during the prior 36 months, may be identified for further supervisory analysis by regulators to assess the nature and risk posed by the concentration.
At June 30, 2017 and December 31, 2016, the Bank had approximately $27,546,000 and $27,435,000, respectively, of energy loans included in commercial and industrial loans. These energy loans represent approximately 9% and 11%, respectively, of total risk based capital at June 30, 2017 and December 31, 2016. Management believes it has implemented appropriate practices for sound underwriting and the monitoring of these loans. However, the weakening of prices within the energy industry over a prolonged period may have an adverse effect on the Company’s profitability and asset quality.
The Company extends commercial and consumer credit primarily to customers in the State of Texas. At June 30, 2017 and December 31, 2016, the majority of the Company’s loans were collateralized with real estate. The real estate collateral provides an alternate source of repayment in the event of default by the borrower, and may deteriorate in value during the time the credit is extended. The weakening of real estate markets may have an adverse effect on the Company’s profitability and asset quality. If the Company was required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, earnings and capital could be adversely affected. Additionally, the Company has loans secured by inventory, accounts receivable, equipment, marketable securities, or other assets. The debtors’ ability to honor their contracts on all loans is substantially dependent upon the general economic conditions of the region.
Nonaccrual and Past Due Loans
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Nonaccrual loans, segregated by class of loans, at June 30, 2017 and December 31, 2016, were as follows (in thousands):
	June 30, 2017	December 31, 2016
Construction and land development	$—	$—
Commercial real estate	—	—
1 – 4 family residential	141	60
Commercial and industrial	—	—
Agricultural	—	—
Loans to nondepository financial institutions	—	—
Consumer and other	—	—
	$141	$60

An age analysis of past due loans (including both accruing and nonaccruing loans), segregated by class of loans, as of June 30, 2017 and December 31, 2016, is as follows (in thousands):
	Loans 30 – 89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
June 30, 2017:
Construction and land development	$664	$—	$664	$344,545	$345,209	$—
Commercial real estate	—	—	—	928,618	928,618	—
1 – 4 family residential	164	—	164	247,988	248,152	—
Commercial and industrial	275	—	275	399,466	399,741	—
Agricultural	—	—	—	49,952	49,952	—
Loans to nondepository financial institutions	—	—	—	151,507	151,507	—
Consumer and other	50	50	15,737	15,787	—	—
	$1,153	$—	$1,153	$2,137,813	$2,138,966	$—

	Loans 30 – 89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
December 31, 2016:
Construction and land development	$183	$—	$183	$280,418	$280,601	$—
Commercial real estate	280	—	280	810,998	811,278	—
1 – 4 family residential	1,831	121	1,952	232,877	234,829	121
Commercial and industrial	111	—	111	278,862	278,973	—
Agricultural	—	—	—	32,183	32,183	—
Loans to nondepository financial institutions	—	—	—	135,386	135,386	—
Consumer and other	13	1	14	18,362	18,376	1
	$2,418	$122	$2,540	$1,789,086	$1,791,626	$122

Impaired Loans
A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.
Impaired loans as of June 30, 2017 and December 31, 2016 are set forth in the following table (in thousands):
	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Received
June 30, 2017:
Construction and land development	$—	$—	$—	$—	$—	$—	$—
Commercial real estate	—	—	—	—	—	—	—
1 – 4 family residential	319	85	206	291	14	65	1
Commercial and industrial	208	—	208	208	50	143	8
Agricultural	—	—	—	—	—	—	—
Loans to nondepository financial institutions	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—	—
	$527	$85	$414	$499	$64	$208	$9
December 31, 2016:
Construction and land development	$—	$—	$—	$—	$—	$578	$—
Commercial real estate	—	—	—	—	—	201	—
1 – 4 family residential	84	—	60	60	10	121	—
Commercial and industrial	240	—	240	240	50	244	15
Agricultural	—	—	—	—	—	—	—
Loans to nondepository financial institutions	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	3	—
	$324	$—	$300	$300	$60	$1,147	$15

Troubled Debt Restructurings
The restructuring of a loan is considered a “troubled debt restructuring” if both the borrower is experiencing financial difficulties and the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. The Company had no troubled debt restructurings at June 30, 2017 and December 31, 2016.
Credit Quality Indicators
As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio, management tracks certain quality indicators including trends related to the risk grade of loans, the level of classified loans, the delinquency status of loans, net charge-offs, non-performing loans, and the general economic conditions in the state of Texas.
The Company utilizes a risk-grading definition system to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:
Grade 1 — This grade includes loans with little or no risk of loss. Interest payments are protected by a large or exceptionally stable margin and principal is secured. These borrowers have a strong positive consistent cash flow, stable earnings and growth, significant net worth and sufficient liquidity to fully repay the debt.
Grades 2 and 3 — These grades include loans to borrowers of solid credit quality with moderate risk. Borrowers in these grades are differentiated from higher grades on the basis of leverage, asset quality, and the stability of the industry or market area.
Grade 4 — This grade is for “satisfactory” loans. These borrowers have acceptable financial condition and stability but are more susceptible to economic changes and greater concentration of business risk either by product or market, however borrowers demonstrate consistent profitability or strong historical cash flow; competent management but may not have been tested by cyclical market conditions.
Grade 5 — This grade includes loans on management’s “Pass/Watch list”. Pass/Watch assets are neither criticized nor classified credits. These assets have the potential for future deterioration. This grade is intended to be utilized on a temporary basis.
Grade 6 — This grade is for “Special Mention” loans. Special mention loans are considered criticized assets. These assets have the potential for future deterioration. Such loans are differentiated from a Grade 5 in terms of a higher sensitivity to severity and imminence of the potential weakness(es). If left uncorrected, these potential weakness(es) may at some future date result in the deterioration of the repayment prospects for the loan.
Grade 7 — This grade is for “Substandard” loans. Substandard loans have defined weakness(es) which make payment default or principal exposure likely but not yet certain. These loans are inappropriately protected by the current net worth and paying capacity of the borrower or the collateral pledged. Although loss may not be imminent, if the weakness(es) is not corrected, there is a distinct possibility that the Company will sustain some loss. If the likelihood of full collection of principal and interest may be in doubt these loans are placed on nonaccrual.
Grade 8 — This grade includes “Doubtful” loans. Such loans are differentiated from a Grade 7 in terms that the weakness(es) makes collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans in this grade are carried on nonaccrual.
Grade 9 — This grade includes “Loss” loans. Such loans are considered uncollectible and of such little value that their continuance as assets is not warranted. Loss is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

The following table presents the risk category of loans by grade as of June 30, 2017 and December 31, 2016 (in thousands):
	Construction and Land Development	Commercial Real Estate	1 – 4 Family Residential	Commercial and Industrial	Agricultural	Consumer and Other	Loans to Nondepository Financial Institutions	Total
June 30, 2017:
Grade 1	$—	$173	$—	$3,269	$—	$2,198	$—	$5,640
Grade 2	—	993	76	31,962	548	263	—	33,842
Grade 3	28,148	184,716	38,702	93,671	5,741	1,674	48,318	400,970
Grade 4	310,351	736,420	207,090	265,277	43,663	11,633	96,617	1,671,051
Grade 5	6,265	5,438	799	4,981	—	—	6,572	24,055
Grade 6	—	456	133	202	—	—	—	791
Grade 7	445	422	1,352	379	—	19	—	2,617
Grade 8	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—
	$345,209	$928,618	$248,152	$399,741	$49,952	$15,787	$151,507	$2,138,966
December 31, 2016:
Grade 1	$—	$176	$—	$5,963	$—	$2,121		$8,260
Grade 2	—	1,016	783	2,684	548	277		5,308
Grade 3	32,889	158,158	36,431	64,961	6,082	2,542	124,818	425,881
Grade 4	237,688	644,416	195,429	202,490	25,553	13,436	10,568	1,329,580
Grade 5	9,558	6,308	810	1,949	—			18,625
Grade 6	—	494	1,001	342	—			1,837
Grade 7	466	710	375	596	—			2,147
Grade 8	—	—	—	(12)	—			(12)
Grade 9	—	—	—	—	—			—
	$280,601	$811,278	$234,829	$278,973	$32,183	$18,376	$135,386	$1,791,626

Allowance for Loan Losses
The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examinations.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical loss experience adjusted for qualitative factors.

The following table presents the activity in the allowance for loan losses by portfolio segment for the years ended June 30, 2017 and December 31, 2016 (in thousands):
	Construction and Land Development	Commercial Real Estate	1 – 4 Family Residential	Commercial and Industrial	Agricultural	Consumer and Other	Loans to Nondepository Financial Institutions	Unallocated	Total
June 30, 2017:
Beginning balance	$3,598	$8,990	$1,047	$2,562	$127	$119	$280	$382	$17,105
Provision for loan losses	864	928	45	1,008	68	8	(80)	(378)	2,463
Charge-offs	—	—	—	(80)	—	(41)	—	—	(121)
Recoveries	5	—	22	56	—	15	—	—	98
Net (charge-offs)/recoveries	5	—	22	(24)	—	(26)	—	—	(23)
Ending balance	$4,467	$9,918	$1,114	$3,546	$195	$101	$200	$4	$19,545
Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$14	$50	$—	$—	$—	$—	$64
Loans collectively evaluated for impairment	4,467	9,918	1,100	3,496	195	101	200	4	19,481
	$4,467	$9,918	$1,114	$3,546	$195	$101	$200	$4	$19,545
December 31, 2016:
Beginning balance	$3,234	$7,658	$960	$2,575	$67	$121	$277	$80	$14,972
Provision for loan losses	214	1,332	98	32	60	68	3	302	2,109
Charge-offs	—	—	(21)	(214)	—	(84)			(319)
Recoveries	150	—	10	169	—	14			343
Net (charge-offs)/recoveries	150	—	(11)	(45)	—	(70)	—	—	24
Ending balance	$3,598	$8,990	$1,047	$2,562	$127	$119	$280	$382	$17,105
Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$10	$50	$—	$—	$—	$—	$60
Loans collectively evaluated for impairment	3,598	8,990	1,037	2,512	127	119	280	382	17,045
	$3,598	$8,990	$1,047	$2,562	$127	$119	$280	$382	$17,105

The Company’s recorded investment in loans as of June 30, 2017 and December 31, 2016 related to each balance in the allowance for loan losses by portfolio segment and disaggregated on the basis of the Company’s impairment methodology was as follows (in thousands):
	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans
June 30, 2017:
Construction and land development	$—	$342,988	$342,988
Commercial real estate	—	911,937	911,937
1 – 4 family residential	291	247,750	248,041
Commercial and industrial	208	386,938	387,146
Agricultural	—	48,804	48,804
Loans to nondepository financial institutions	—	138,020	138,020
Consumer and other	—	10,826	10,826
Loans not subject to reserve	—	51,204	51,204
	$499	$2,138,467	$2,138,966
December 31, 2016:
Construction and land development	$—	$277,103	$277,103
Commercial real estate	—	795,418	795,418
1 – 4 family residential	60	233,740	233,800
Commercial and industrial	240	268,275	268,515
Agricultural	—	31,635	31,635
Loans to nondepository financial institutions	—	135,386	135,386
Consumer and other	—	12,755	12,755
Loans not subject to reserve	—	37,014	37,014
	$300	$1,791,326	$1,791,626

4.   Income Taxes
The provision for income taxes includes these components (in thousands):
	June 30, 2017	June 30, 2016
Taxes currently payable	$6,090	$5,091
Deferred income taxes	(1,046)	(718)
Income tax expense	$5,044	$4,373

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below: (in thousands):
	June 30, 2017	June 30, 2016
Computed at the statutory rate (35%)	$5,052	$4,387
Decrease resulting from
Increase in cash surrender of bank-owned life insurance	(43)	(11)
Tax exempt interest	(9)	(11)
Other	44	8
	$5,044	$4,373

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheet were (in thousands):
	June 30, 2017	December 31, 2016
Deferred tax assets:
Allowance for loan losses	$6,300	$5,446
Deferred compensation	3,082	3,053
Premises and equipment	292	72
Core deposit intangibles	2,132	2,332
Deferred loan fees	1,883	1,335
Unrealized loss on securities available for sale	173	228
Other	204	248
Total deferred tax assets	14,066	12,714
Deferred tax liabilities:
Goodwill	6,816	6,472
Other	90	73
Total deferred tax liabilities	6,906	6,545
Net deferred tax asset	$7,160	$6,169

5.   Regulatory Matters
The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company and the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of June 30, 2017 and December 31, 2016, the Company and Bank meet all capital adequacy requirements to which it is subject.
Prompt corrective action regulations for banking institutions provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2017, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
Additionally, Basel III added a 2.5% “capital conservation buffer” which was designed for bank holding companies and banking institutions to absorb losses during periods of economic stress. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019). Band holding companies and banking institutions with capital ratios below the minimum for capital adequacy purposes plus the capital conservation buffer will face constraints on dividends, equity repurchases and executive compensation relative to the amount of the shortfall.

Actual and required capital amounts and ratios at June 30, 2017 and December 31, 2016 are presented below (in thousands):
	Actual		Minimum Required for Capital Adequacy Purposes		Minimum for Capital Adequacy Purposes Plus Capital Conservation Buffer		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2017:
Total capital to risk weighted assets
Consolidated	$252,281	10.519%	$191,865	8.00%	$221,844	9.250%	$239,831	10.00%
Bank only	$295,099	12.320%	$191,621	8.00%	$221,562	9.250%	$239,527	10.00%
Tier I (core) capital to risk weighted assets
Consolidated	$210,759	8.788%	$143,899	6.00%	$173,877	7.250%	$191,865	8.00%
Bank only	$275,554	11.504%	$143,716	6.00%	$173,657	7.250%	$191,621	8.00%
Common Tier 1 (CET1)
Consolidated	$202,759	8.454%	$107,924	4.50%	$137,903	5.750%	$155,890	6.50%
Bank only	$275,554	11.504%	$107,787	4.50%	$137,728	5.750%	$155,692	6.50%
Tier I (core) capital to average assets
Consolidated	$210,759	9.714%	$86,790	4.00%	$86,790	4.000%	$108,488	5.00%
Bank only	$275,554	12.717%	$86,675	4.00%	$86,675	4.000%	$108,344	5.00%
December 31, 2016:
Total capital to risk weighted assets
Consolidated	$237,002	12.008%	$157,896	8.00%	$170,232	8.625%	$197,371	10.00%
Bank only	$243,865	12.370%	$157,720	8.00%	$170,042	8.625%	$197,150	10.00%
Tier I (core) capital to risk weighted assets
Consolidated	$197,928	10.028%	$118,422	6.00%	$130,758	6.625%	$157,896	8.00%
Bank only	$226,760	11.502%	$118,290	6.00%	$130,612	6.625%	$157,720	8.00%
Common Tier 1 (CET1)
Consolidated	$189,928	9.623%	$88,817	4.50%	$101,152	5.125%	$128,291	6.50%
Bank only	$226,760	11.502%	$88,718	4.50%	$101,039	5.125%	$128,148	6.50%
Tier I (core) capital to average assets
Consolidated	$197,928	10.037%	$78,879	4.00%	$78,879	4.000%	$98,599	5.00%
Bank only	$226,760	11.530%	$78,695	4.00%	$78,695	4.000%	$98,369	5.00%
6.   Fair Values of Financial Instruments
The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:
Cash and cash equivalents
The carrying amounts of cash and cash equivalents approximate their fair value.
Securities and other equity investments
Fair values for securities excluding other equity investments, are based on quoted market prices or dealer quotes. If current quoted market price is not available, fair value is estimated using quoted market prices for similar instruments or broker pricing and bid/ask spreads. Management believes the carrying values of other equity investments such as stock in the Federal Reserve Bank, the Federal Home Loan Bank and Independent Bankers Financial Corporation generally approximate fair value.
Loans and loans held for sale
For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on commitments on hand from investors or prevailing market rates.
Servicing rights and interest-only receivable strips
The carrying amounts of servicing rights and interest-only receivable strips approximate their fair value.
Deposits
The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on CDs to a schedule of aggregated expected monthly maturities on time deposits.
Other borrowings
The carrying amounts of other short-term borrowings approximate fair value. The fair value of long-term fixed rate borrowings is estimated based on the present value of expected cash flows using current interest rates for similar financial instruments.
Accrued interest
The carrying amounts of accrued interest approximate their fair values.
Repurchase agreements
The carrying amount of repurchase agreements is estimated using discounted cash flow analysis based upon current incremental borrowing rates for similar types of borrowing arrangements.
Junior subordinated debentures
The carrying amount of long term variable-rate borrowings approximate fair value.
Subordinated Debt
The carrying amount of long term variable-rate borrowings approximate fair value.
Off-balance-sheet instruments
Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair value.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of the respective balance sheet date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein (in thousands):
		Total Estimated Fair Value
	Carrying Amount	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
June 30, 2017:
Financial assets:
Cash and cash equivalents	$93,044	$93,044	$—	$—
Securities available for sale	61,827	1,803	59,315	709
Other equity investments	15,938	—	—	15,938
Loans held for sale	4,072	—	4,072	—
Loans, net	2,119,421	—	—	2,126,969
Accrued interest receivable	5,109	5,109	—	—
Servicing rights	220	—	220	—
Interest-only receivable strips	147	—	147	—
Financial liabilities:
Deposits	$1,779,756	$—	$—	$1,774,182
Short-term borrowings	269,932	—	269,996	—
Repurchase agreements	50,000	—	—	50,877
Junior subordinated debentures	8,248	—	—	8,248
Subordinated debt	21,977	—	—	21,977
Accrued interest payable	955	955	—	—
Off-balance sheet assets/liabilities:
Commitments to extend credit	$—	$—	$—	$—
Standby letters of credit and financial guarantees	—	—	—	—
December 31, 2016:
Financial assets:
Cash and cash equivalents	$189,920	$189,920	$—	$—
Securities available for sale	63,296	1,774	60,814	708
Other equity investments	12,857	—	—	12,857
Loans held for sale	4,836	—	4,836	—
Loans, net	1,774,521	—	—	1,779,709
Accrued interest receivable	4,195	4,195	—	—
Servicing rights	274	—	274	—
Interest-only receivable strips	183	—	183	—
Financial liabilities:
Deposits	$1,653,381	$—	$—	$1,652,759
Short-term borrowings	159,990	—	159,974	—
Repurchase agreements	50,000	—	—	51,836
Junior subordinated debentures	8,248	—	—	8,248
Subordinated debt	21,969	—	—	21,969
Accrued interest payable	836	836	—	—
Off-balance sheet assets/liabilities:
Commitments to extend credit	$—	$—	$—	$—
Standby letters of credit and financial guarantees	—	—	—	—

Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell an asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:
Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 Inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
Level 3 Inputs — Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.
A description of the validation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below.
In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that assets and liabilities are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets and liabilities could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.
Securities available for sale are valued at fair value on a recurring basis. The fair values of Level 1 securities are determined by obtaining quoted market prices on nationally recognized securities exchanges. The Company’s municipal and mortgage-backed securities are classified within Level 2 of the valuation hierarchy. The Company obtains these fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment spreads, credit information and the bond’s terms and conditions, among other things. The Level 3 investments consist of Trust Preferred Securities which are issued by a financial institution. Broker pricing and bid/ask spreads, when available, may vary widely. There was no Level 3 activity during the year.
In accordance with ASC Topic 820, certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets or liabilities required to be measured at fair value on a nonrecurring basis include impaired loans and mortgage servicing rights. Nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis include other real estate owned.

Impaired loans (loans which are not expected to repay all principal and interest amounts due in accordance with the original contractual terms) are measured on an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. A significant portion of the Company’s impaired loans are measured using the estimated fair market value of the collateral less the estimated costs to sell. Therefore, the Company has categorized its impaired loans as Level 3.
Other real estate owned is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals, real estate brokers or listing prices. As these properties are actively marketed, estimated fair values may be adjusted by management to reflect current economic and market conditions and, as such, are classified as Level 3.
The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value as of June 30, 2017 and December 31, 2016 by level within the ASC 820 fair value measurement hierarchy (in thousands):
	Fair Value Measurements at Reporting June 30, 2017 and December 31, 2016
	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in Thousands)
June 30, 2017:
Measured on a recurring basis:
Assets:
U.S. government securities	2,582	—	2,582	—
U.S. government agency	29,695	—	29,695	—
Mortgage-backed securities	27,038	—	27,038	—
Trust preferred securities	709	—	—	709
CRA qualified investment fund	1,803	1,803	—	—
Measured on a nonrecurring basis:
Assets:
Impaired loans	499	—	—	499
December 31, 2016:
Measured on a recurring basis:
Assets:
U.S. government securities	2,606	—	2,606	—
U.S. government agency	29,544	—	29,544	—
Mortgage-backed securities	28,664	—	28,664	—
Trust preferred securities	708	—	—	708
CRA qualified investment fund	1,774	1,774	—	—
Measured on a nonrecurring basis:
Assets:
Impaired loans	240	—	—	240

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended June 30, 2017 and December 31, 2016 (in thousands):
	June 30, 2017	December 31, 2016
Balance, beginning of year	$708	$704
Included in earnings:
Accretion on securities	1	4
Balance, end of period	$709	$708

7.   Commitments, Contingencies and Financial Instruments With Off-Balance-Sheet Risk
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These financial instruments were as follows at June 30, 2017 and December 31, 2016 (in thousands):
	June 30, 2017	December 31, 2016
Commitments to extend credit	$786,398	$587,350
Standby letters of credit	5,468	3,483
	$791,866	$590,833

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on managements’ credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, single and family residences, property and equipment and income-producing commercial properties.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. As of June 30, 2017 and December 31, 2016, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.
Contingencies
Various contingent assets and liabilities are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company’s financial condition or results of income or cash flows.

8.   Other Borrowings
Federal Funds Purchased
Federal funds purchased are short-term borrowings that typically mature within one to ninety days. The Bank has federal funds lines of credits with unaffiliated banks with a maximum advanceable amount up to $40,000,000 at June 30, 2017 and December 31, 2016. The lines of credits have no stated maturity date but may be canceled anytime at the sole discretion of the lending bank. The lines are provided on an unsecured basis; however, the lender may require the line to be fully secured at any time. There were no federal funds purchased at June 30, 2017 and December 31, 2016.
Federal Home Loan Bank Advances
As a member of Federal Home Loan Bank (FHLB), the Bank has the ability to borrow up to a maximum of approximately $557,079,000 and $529,464,000 at June 30, 2017 and December 31, 2016, respectively, subject to the level of Tier 1 capital, qualified pledgable first mortgage loans, and FHLB stock owned.
FHLB advances totaled $210,000,000 and $150,000,000 at June 30, 2017 and December 31, 2016, respectively. At June 30, 2017, the advances include borrowings of  $110,000,000 that mature in the third quarter of 2017 and are renewed as necessary under normal operations. The remaining $100,000,000 of advances matures in 2018 with interest at variable rates that reprice every 28 days. Total advances have a weighted average rate of 1.15% and 0.57% at June 30, 2017 and December 31, 2016, respectively. The FHLB has as collateral on the advances a blanket floating lien on certain other assets of the Bank, including selected loans and securities.
Federal Reserve Bank
The Bank has a line of credit with the Federal Reserve Bank. As of June 30, 2017, approximately $210,796,000 of commercial loans were pledged as collateral and the available line of credit was approximately $166,211,000. As of December 31, 2016, approximately $174,478,000 of commercial loans were pledged as collateral and the available line of credit was approximately $141,954,000. There were no borrowings outstanding at June 30, 2017 and December 31, 2016.
Other Borrowings
During May 2017, First Texas BHC, Inc. (the Holding Company) increased the maximum advanceable amount under the line of credit with an unaffiliated bank to $35,000,000 from $25,000,000 at December 31, 2016. On June 29, 2017, the Holding Company entered into an agreement with the unaffiliated bank and converted the line of credit facility into a term note for the principal sum of  $60,000,000 drawn in full at the time. The term note requires payment of interest only, computed on the unpaid principal balance based on the 90 day London Interbank Offered Rate (LIBOR) plus 2.5% (3.79% at June 30, 2017), and payable quarterly on the first day of each calendar quarter commencing on July 1, 2017 through April 1 2018. The entire unpaid principal amount thereof, together with the accrued interest shall become due on May 31, 2018 or upon the closing with Simmons First National Corporation, whichever happens first. The term note is collateralized by the common stock of Southwest Bank. At June 30, 2017, the unpaid balance on the term note was $60,000,000. At December 31, 2016, advances on the line of credit approximated $10,000,000. The Company had unamortized loan costs of  $68,000 and $10,000 in regard to these borrowings at June 30, 2017 and December 31, 2016, respectively.
9.   Repurchase Agreements
In February 2008, the Bank entered into three structured repurchase transactions with two money center banks (counterparties). These are “securities sold under agreement to repurchase” transactions with 10 year maturities. Each had an initial fixed rate for either a two or three year period, and then began floating at a rate of 7% or 8% minus the three month LIBOR rate, with a cap. Each is callable by the counterparty after the initial fixed rate term and are callable quarterly thereafter until maturity. The securities sold are mortgage-backed securities issued by agencies of the U.S. Government and were sold with a margin requirement as disclosed in the table below. Since the underlying securities amortize monthly and are subject to market value fluctuations, margin calls are expected and the collateral is often exchanged by the Bank with the agreement of the counterparties. The Bank had $50,000,000 in repurchase agreements at June 30, 2017 and December 31, 2016 quantified as follows:
Balance	Initial Rate	Floating Rate	Cap	Margin Requirement	Maturity
25,000,000	1.99%	8% – 3 mo LIBOR	3.97%	108.00%	2/22/2018
15,000,000	2.59%	8% – 3 mo LIBOR	4.99%	108.75%	2/22/2018
10,000,000	1.71%	7% – 3 mo LIBOR	3.41%	106.00%	3/4/2018
10.   Junior Subordinated Debentures and Subordinated Debt
Junior Subordinated Debentures
On August 13, 2007, First Texas BHC Statutory Trust II, a Delaware statutory trust and wholly owned finance subsidiary of the Company, issued 8,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of approximately $8,000,000, all of which was outstanding at June 30, 2017, and December 31, 2016. These securities bear an interest rate of 2% over the three-month LIBOR. The trust preferred securities will mature on September 15, 2037. The proceeds from the sale of the trust preferred securities and the issuance of  $248,000 in common securities to the Company were used by Trust II to purchase approximately $8,248,000 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the debentures issued to the Company are payable quarterly beginning September 15, 2007.
Except under certain circumstances, the common securities issued to the Company by the trust possess sole voting rights with respect to matters involving the entity. Under certain circumstances, the Company may, from time to time, defer the debentures’ interest payments, which would result in a deferral of distribution payments on the related trust preferred securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company’s common stock and any other future debt ranking equally with or junior to the debentures. The trust preferred securities are guaranteed by the Company.
Subordinated Debt
In September 2013, First Texas BHC, Inc., offered by Private Placement Subscription Agreement to sell up to $30,000,000 in aggregate principal amount of floating rate subordinated promissory notes, due September 30, 2023, plus up to an additional $3,000,000 to cover over-subscriptions. The Private Placement Subscription Agreement offering ended December 31, 2013. Notes issued and outstanding were $22,075,000 at June 30, 2017 and December 31, 2016, respectively. The balance outstanding of  $21,977,000 and $21,969,000 at June 30, 2017 and December 31, 2016 respectively, is net of unamortized loan costs of $98,000 and $106,000.
The Notes were issued in the form of interest-bearing subordinated promissory notes. The Notes accrue interest each quarter at a floating rate equal to the daily average of the Wall Street Journal prime rate for the immediately prior quarterly period, with a minimum interest rate of 6.00% and a maximum interest rate of 8.50% per annum upon issuance and until maturity or redemption. Interest on the Notes will be paid quarterly, in arrears, on January 15, April 15, July 15, and October 15 of each year, commencing January 15, 2014, for all subscriptions accepted on or before December 1, 2013, and on April 15, 2014, for subscriptions accepted after December 1, 2013. The Notes, at the Company’s sole discretion, may be redeemed in whole or in part, on any interest payment date occurring on or after September 30, 2018 or on an earlier date in certain limited circumstances, subject to regulatory approvals. The principal amount of each Note that has not been redeemed will be payable at maturity on September 30, 2023.

First Texas BHC, Inc. and Subsidiaries
Consolidated Financial Statements

Independent Auditor’s Report
The Board of Directors
First Texas BHC, Inc. and Subsidiaries
Fort Worth, Texas
Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of First Texas BHC, Inc. and Subsidiaries (Company), which comprise the consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2016 and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based upon our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Texas BHC, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
Dallas, Texas
March 13, 2017

Consolidated Balance Sheets
December 31, 2016 and 2015
(Dollar amounts in thousands, except per share data)
	2016	2015
ASSETS
Cash and cash equivalents	$189,920	$108,839
Securities available for sale, at fair value	63,296	70,749
Other equity investments	12,857	8,773
Loans held for sale	4,836	8,903
Loans, net	1,774,521	1,471,915
Premises and equipment, net	25,679	27,024
Cash surrender value of life insurance policies	6,790	6,495
Goodwill	37,227	37,227
Core deposit intangibles, net	32	88
Deferred tax asset, net	6,169	5,233
Accrued interest receivable	4,195	3,450
Other assets	3,485	3,475
Total assets	$2,129,007	$1,752,171
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$452,898	$389,284
Interest bearing	1,200,483	967,036
Total deposits	1,653,381	1,356,320
Other borrowings	159,990	69,975
Repurchase agreements	50,000	50,000
Junior subordinated debentures	8,248	8,248
Subordinated debt – non-convertible	21,969	21,954
Other liabilities	8,576	9,076
Total liabilities	1,902,164	1,515,573
Commitments and contingencies	—	—
Shareholders’ equity:
Series C cumulative perpetual preferred shares, $1 par value, $1,000 per share liquidation value; 29,822 shares authorized, no shares issued and outstanding at December 31, 2016 and 29,822 shares issued and outstanding at December 31, 2015	—	29,822
Common stock, $1 par value; 10,000,000 shares authorized; 7,774,033 shares issued and 7,755,170 shares and 7,723,226 shares issued and outstanding at December 31, 2015	7,774	7,723
Surplus	169,225	166,801
Retained earnings	53,117	34,520
Treasury stock	(830)	—
Other equity components	(2,019)	(1,952)
Accumulated other comprehensive loss, net of tax benefit of $228 and $170 at December 31, 2016 and 2015, respectively	(424)	(316)
Total shareholders’ equity	226,843	236,598
Total liabilities and shareholders’ equity	$2,129,007	$1,752,171

Consolidated Statements of Income
Years Ended December 31,
(Dollar amounts in thousands, except per share data)
	2016	2015	2014
Interest income:
Loans, including fees	$77,971	$67,771	$61,357
Securities	1,134	1,235	1,392
Federal funds sold and other	649	497	369
Total interest income	79,754	69,503	63,118
Interest expense:
Deposits	7,472	6,168	5,002
Other borrowings	4,379	4,151	4,577
Total interest expense	11,851	10,319	9,579
Net interest income	67,903	59,184	53,539
Provision for loan losses	2,109	1,634	2,205
Net interest income after provision for loan losses	65,794	57,550	51,334
Noninterest income:
Service charges	1,688	1,563	1,459
Other fee income	3,921	3,409	2,781
Net gain on sale of loans	2,970	2,912	1,939
Other	5,147	5,211	4,250
Total noninterest income	13,726	13,095	10,429
Noninterest expense:
Salaries and employee benefits	33,536	30,519	27,881
Occupancy	3,828	3,743	3,724
Equipment	2,045	2,087	2,166
Professional fees	2,280	1,925	2,483
Communications	643	630	644
Data processing	2,794	2,529	2,187
Core deposit intangible amortization	55	55	786
Business development	1,316	1,276	1,191
Supplies	185	189	205
Other	4,169	4,012	3,335
Total noninterest expense	50,851	46,965	44,602
Income before income taxes	28,669	23,680	17,161
Income tax expense	10,050	8,469	6,195
Net income	18,619	15,211	10,966
Preferred stock dividends	(22)	(298)	(299)
Net income available to common shareholders	$18,597	$14,913	$10,667
Earnings per share:
Basic	$2.40	$2.16	$1.85
Diluted	$2.18	$1.89	$1.53

Consolidated Statements of Comprehensive Income
Years Ended December 31,
(Dollar amounts in thousands, except per share data)
	2016	2015	2014
Net income	$18,619	$15,211	$10,966
Other comprehensive income (loss), net of tax, on securities available for sale:
Change in net unrealized gain (loss), net of tax benefit (expense) of $58, $1 and ($626), for the years ended December 31, 2016, 2015 and 2014, respectively	(108)	(2)	1,203
Other comprehensive income (loss), net of tax	(108)	(2)	1,203
Total comprehensive income, net of tax	$18,511	$15,209	$12,169

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31,
(Dollar amounts in thousands, except per share data)
	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Other Equity Components	Total Shareholders’ Equity
Balance January 1, 2014	$29,822	$5,525	$103,894	$8,940	$(1,517)	$—	$—	$146,664
Net income	—	—	—	10,966	—	—	—	10,966
Other comprehensive income	—	—	—	—	1,203	—	—	1,203
Issuance of common stock (996,578 shares)	—	996	28,381	—	—	—	—	29,377
Preferred stock dividends	—	—	—	(299)	—	—	—	(299)
Loan to ESOP	—	—	4	—	—	—	(1,131)	(1,127)
Loans secured by common stock	—	—	1	—	—	—	(823)	(822)
Stock-based compensation expense recognized in earnings	—	—	575	—	—	—	—	575
Balance December 31, 2014	29,822	6,521	132,855	19,607	(314)	—	(1,954)	186,537
Net income	—	—	—	15,211	—	—	—	15,211
Other comprehensive loss	—	—	—	—	(2)	—	—	(2)
Issuance of common stock (1,201,989 shares)	—	1,202	32,801	—	—	—	—	34,003
Preferred stock dividends	—	—	—	(298)	—	—	—	(298)
Loan to ESOP	—	—	34	—	—	—	94	128
Loans secured by common stock	—	—	3	—	—	—	(92)	(89)
Stock-based compensation expense recognized in earnings	—	—	1,108	—	—	—	—	1,108
Balance December 31, 2015	29,822	7,723	166,801	34,520	(316)	—	(1,952)	236,598
Net income	—	—	—	18,619	—	—	—	18,619
Other comprehensive loss	—	—	—	—	(108)	—	—	(108)
Redemption of preferred stock (29,822 shares)	(29,822)	—	—	—	—	—	—	(29,822)
Issuance of common stock (50,807 shares)	—	51	1,626	—	—	—	—	1,677
Purchase of treasury stock (26,263 shares)	—	—	—	—	—	(1,086)	—	(1,086)
Sale of treasury stock (7,400 shares)	—	—	—	—	—	256	—	256
Preferred stock dividends	—	—	—	(22)	—	—	—	(22)
Loan to ESOP	—	—	32	—	—	—	109	141
Loans secured by common stock	—	—	4	—	—	—	(176)	(172)
Payments for vested stock options	—	—	(544)	—	—	—	—	(544)
Stock-based compensation expense recognized in earnings	—	—	1,306	—	—	—	—	1,306
Balance December 31, 2016	$—	$7,774	$169,225	$53,117	$(424)	$(830)	$(2,019)	$226,843

Consolidated Statements of Cash Flows
Years Ended December 31,
(Dollar amounts in thousands, except per share data)
	2016	2015	2014
Cash flows from operating activities:
Net income	$18,619	$15,211	$10,966
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	2,202	2,315	3,027
Net amortization on securities	312	334	392
Amortization of debt issuance costs	30	21	—
Provision for loan losses	2,109	1,634	2,205
Stock-based compensation expense	1,306	1,108	575
Writedown of other real estate owned	544	—	7
Net (gain) loss on sale of other real estate owned	(253)	28	(103)
Net increase in cash surrender value of life insurance	(85)	(29)	(133)
Net gain on sale of loans	(2,970)	(2,912)	(1,939)
Net loss on disposal of premises and equipment	9	2	11
Deferred tax benefit	(878)	(335)	(152)
Originations of loans held for sale	(147,158)	(114,650)	(90,158)
Proceeds from loans held for sale	151,225	112,510	91,363
(Increase) decrease in other assets	(4,472)	321	(1,871)
(Decrease) increase in other liabilities	(866)	943	(218)
Net cash provided by operating activities	19,674	16,501	13,972
Cash flows from investing activities:
Securities available for sale:
Purchases	(20,833)	(12,976)	(5,612)
Maturities, calls and principal repayments	27,808	14,815	10,938
Net change in loans	(304,118)	(122,711)	(247,628)
Proceeds from sale of other real estate owned	2,082	602	1,123
Proceeds from sale of premises and equipment	1	—	1
Purchases of premises and equipment	(812)	(826)	(4,034)
Purchases of life insurance policies	(210)	(262)	(253)
Net cash used in investing activities	(296,082)	(121,358)	(245,465)
Cash flows from financing activities:
Net increase in deposits	297,061	103,682	267,914
(Decrease) increase in federal funds purchased	(5,000)	5,000	—
Advances (payments) on FHLB advances	85,000	(15,000)	9,999
Advance on line of credit	10,000	—	—
Debt issuance costs included in other borrowings	—	(30)	—
Net (payment on) proceeds from subordinated debt	—	(1,501)	4,675
Dividends on preferred stock	(22)	(298)	(299)
(Increase) decrease in ESOP loan	141	128	(1,127)
Increase in loans secured by common stock	(172)	(89)	(822)
Payments for vested stock options	(544)	—	—
Redemption of preferred stock	(29,822)	—	—
Purchase of treasury stock	(1,086)	—	—
Sale of treasury stock	256	—	—
Issuance of common stock	1,677	21,804	29,377
Net cash provided by financing activities	357,489	113,696	309,717
Net increase in cash and cash equivalents	81,081	8,839	78,224
Cash and cash equivalents at beginning of year	108,839	100,000	21,776
Cash and cash equivalents at end of year	$189,920	$108,839	$100,000

Notes to Consolidated Financial Statements
1.   Business and Summary of Significant Accounting Policies
Pending Acquisition of First Texas BHC, Inc. by Simmons First National Corporation
On January 23, 2017, First Texas BHC, Inc. (First Texas) entered into an agreement and plan of merger (merger agreement) with Simmons First National Corporation (Simmons).
Under the terms of the agreement Simmons will acquire all of the outstanding common stock of First Texas for approximately $462,000,000 (based on Simmons common stock closing price as of January 20, 2017). More specifically, First Texas shareholders and other equity right holders will receive, in the aggregate, 6,500,000 shares of Simmons common stock and $70,000,000 in cash, all subject to certain conditions and potential adjustments. The transaction is expected to close during the fourth quarter of 2017.
The merger agreement contains both customary and specific representations, warranties, and covenants for each of the parties. Also the merger agreement contains certain termination rights for both Simmons and First Texas and further provides that a termination fee of  $18,000,000 will be payable by First Texas to Simmons upon termination of the agreement under certain specified circumstances.
The completion of the acquisition is subject to various customary closing and other conditions, including but not limited to, the approval of the merger agreement by each party’s shareholders and the receipt of required regulatory approvals.
The foregoing limited description of the transaction and merger agreement does not purport to be complete and is qualified in its entirety by reference to the merger agreement.
Basis of Presentation
The accompanying consolidated financial statements include the accounts of First Texas BHC, Inc. (Parent) (a Texas Corporation), and its wholly-owned subsidiaries, SWB Recovery Corp. and Southwest Bank (Bank) and the Bank’s wholly-owned subsidiary, Harob, (collectively referred to as the Company). In 2015, the Bank’s wholly-owned subsidiary BMC Mortgage Services, Inc. (BMC) was terminated. The Parent owns the outstanding common stock of First Texas BHC Statutory Trust II (Trust II), which was formed for the purpose of issuing company-obligated, mandatorily-redeemable preferred securities. See Note 11 for further discussion of Trust II.
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and the prevailing practices within the banking industry. The Subsidiary entities are included in the accompanying financial statements from their dates of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.
Nature of Operations
The Company is principally engaged in traditional community banking activities provided through its banking offices in Fort Worth, Dallas, Saginaw, Mansfield, Burleson, Grapevine, and Arlington. Community banking activities include the Company’s commercial and retail lending, deposit gathering, investment, and treasury management activities. Mortgage banking activities are provided through offices in Fort Worth, Dallas, and Austin.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. The allowance for possible loan losses, valuation of other real estate owned and goodwill, the fair value of stock-based compensation awards, and the fair values of financial instruments are particularly subject to change.

Subsequent Events
The Company has evaluated subsequent events through March 13, 2017, the date on which the consolidated financial statements were available to be issued.
Cash and Cash Equivalents
For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions, and federal funds sold. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. Cash flows from loans and deposits are reported net. The Company maintains deposits with other financial institutions. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents.
The Company was not required to have funds on hand or on deposit at December 31, 2016 and 2015 with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. Deposits with the Federal Reserve Bank earned interest in the amount of approximately $250,000, $157,000 and $48,000 for the years ending December 31, 2016, 2015 and 2014, respectively.
Securities
Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they may be used as part of the Company’s asset/liability strategy and may be sold prior to maturity in response to changes in interest rate risk, prepayment risk, or other similar economic factors. Securities available for sale are carried at fair value, with unrealized holding gains and losses, net of tax, reported in other comprehensive income. Management determines the appropriate classification of securities at the time of purchase. As of December 31, 2016 and 2015, all securities were classified as available for sale.
The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Gains and losses on sales are based on the amortized cost of the security sold.
Declines in the fair value of individual securities below their cost that are considered other than temporary result in write downs of the individual securities to their fair value. The related write downs, if any, are included in earnings as realized losses.
Other equity investments such as stock in the Federal Home Loan Bank, Federal Reserve Bank, and Independent Bankers Financial Corporation are carried at cost.
Loans Held for Sale
Loans originated or purchased and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans.
Loans
Loans are reported at the principal balance outstanding, less the allowance for loan losses, net of unamortized premium, net deferred loan fees, net deferred loan costs, and net nonaccrual interest paid. Interest is accrued daily on the outstanding balances. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Further information regarding the Company’s accounting policy related to past due loans, nonaccrual loans, impaired loans, and troubled-debt restructuring is presented in Note 5 — Loans and Allowance for Loan Losses.
Allowance for Loan Losses
The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated losses inherent in the loan portfolio. For further information regarding the Company’s policies and methodology used to estimate the allowance for loan losses is presented in Note 5 — Loans and Allowance for Loan Losses.
Loan Servicing and Sales
In the normal course of business, the Company sells the guaranteed portion of certain loans originated with the partial guarantee of the Small Business Administration (SBA) or U.S. Department of Agriculture (USDA). At the time of these sales, the Company retains servicing rights and interest-only strips on those loans. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company generally estimates fair value based on the present value of future expected cash flows. Future expected cash flows are estimated by management based on key assumptions such as credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.
The related servicing rights represent the estimated present values of future cash flows related to rights to service SBA and USDA loans for other investors. Loan servicing rights are amortized against loan servicing fee income on an accelerated basis in proportion to, and over the period of, estimated net future loan servicing fee income. Service fee income is recognized as the related loan payments are collected. At December 31, 2016 and 2015, the Company had capitalized loan servicing rights of approximately $274,000 and $365,000, respectively, included in other assets in the accompanying financial statements.
Capitalized interest-only strip receivables represent contractual rights to receive the rate differential between the interest rate sold to investors and the rate retained by the Company. Capitalized interest-only strip receivables are amortized against interest income as an adjustment to yield in proportion to, and over the period of, estimated net future loan servicing fee income. At December 31, 2016 and 2015, the Company had capitalized interest-only strip receivables of approximately $183,000 and $279,000, respectively, included in other assets in the accompanying financial statements.
Deferred gain on sale of loans represents the relative value of the loan sale proceeds of the retained, unguaranteed portion of the loan retained, net of amounts capitalized and the gain immediately recognized. Deferred gain is recognized into income in proportion to, and over the period of, estimated net future loan servicing fee income. At December 31, 2016 and 2015, the Company had deferred gains of approximately $684,000 and $917,000, respectively, included in other liabilities in the accompanying financial statements.
Management periodically evaluates both servicing rights and interest-only strip receivables for impairment, and, if necessary, writes such assets down to their estimated fair values. At December 31, 2016 and 2015, management has determined that the carrying amounts of servicing assets and interest-only strip receivables approximate their estimated fair values.
Premises and Equipment
Land is carried at cost. Building and improvements and furniture and equipment are stated at cost less accumulated depreciation, computed on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are generally depreciated over the term of the respective leases. The related cost and accumulated depreciation are removed from the accounts at the time an asset is sold or retired, and any resulting gain or loss is recognized in income. Maintenance and repairs are charged to operating expenses as incurred.
Other Real Estate Owned
Other real estate owned is initially recorded at fair value less the estimated costs to sell the asset. Write downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized, whereas those related to holding the property are expensed. Foreclosed property is subject to periodic reevaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations.
Goodwill
Goodwill represents the excess of the cost of business acquired over the fair value of the net assets acquired. Goodwill is assessed, at least annually, for impairment, as well as when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases its evaluation on such impairment factors as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, and other market conditions or factors that may be present.
Intangibles and Other Long-Lived Assets
Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company’s intangible assets relate to core deposits. Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful life. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future cash flows. If impaired, the assets are recorded at fair value and an impairment loss is recognized.
Stock-Based Compensation
The Company accounts for stock-based employee compensation plans in accordance with accounting rules, which require companies to expense the fair value of employee stock options and other forms of stock-based employee compensation in the financial statements over the period that an employee provides service in exchange for the award. Under these rules, the Company measures compensation cost related to stock options based on the grant-date fair value of the award using the Black-Scholes option-pricing model and recognizes it ratably, less estimated forfeitures, over the vesting term of the award.
Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more-likely-than-not that all of the deferred tax assets will be realized.
The Company files a consolidated income tax return with its subsidiaries. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis. The open tax years are 2013 through 2016. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in other noninterest expense in the statements of consolidated income.
For the years ended December 31, 2016, 2015 and 2014, management has determined there are no uncertain tax positions.
Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are not reported as a separate component in the consolidated statement of income, such items are components of comprehensive income. Gains and losses on available for sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other than temporary impairment charges are reclassified to net income at the time of the charge.
Fair Values of Financial Instruments
ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements (see Note 18 — Fair Values Disclosures and Note — 19 Fair Value Measurements). In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, a fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such validation adjustments are applied consistently over time.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Dividend Restriction
Banking regulations require the maintenance of certain capital and net income levels that may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Regulatory capital requirements are more fully disclosed in Note 21 — Regulatory Matters.
Treasury Stock
Treasury stock is recorded at cost. At December 31, 2016, the Company had 18,863 shares held in treasury. The Company had no shares held in treasury at December 31, 2015.
Operating Segments
While the chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial services operations are considered by management to be aggregated into one reportable operating segment.
Reclassifications
Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation. Such reclassifications had no effect on net income or shareholders’ equity.
2.   Recent Accounting Pronouncements
In January 2016, the FASB issued Accounting Standards Update 2016-1, Financial Instruments —  Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The update addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The amendment relates to equity securities without readily determinable fair values and will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. Earlier application is permitted under certain circumstances. The amendment will be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
In February 2016, the FASB issued Accounting Standards Update 2016-2, Leases (Topic 842). The amendment to the Leases topic of the Accounting Standards Codification was to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendment will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Earlier application is permitted. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
In March 2016, the FASB issued Accounting Standards Update 2016-5, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships. The amendment clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC Topic 815 does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The amendment will be effective for reporting periods beginning after December 15, 2016. Earlier application is permitted. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
In March 2016, the FASB issued Accounting Standards Update 2016-7, Investments — Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The amendments affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The update simplifies the transition to the equity method of accounting by eliminating retroactive adjustment of the investment when an investment qualifies for use of the equity method, among other things. The amendment will be effective for reporting periods beginning after December 15, 2016. Earlier application is permitted. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. Under the update, all excess tax benefits and tax deficiencies related to share-based payment awards should be recognized as income tax expense or benefit in the income statement during the period in which they occur. Previously, such amounts were recorded in the pool of excess tax benefits included in additional paid-in capital, if such pool was available. Because excess tax benefits are no longer recognized in additional paid-in capital, the assumed proceeds from applying the treasury stock method when computing earnings per share should exclude the amount of excess tax benefits that would have previously been recognized in additional paid-in capital. Additionally, excess tax benefits should be classified along with other income tax cash flows as an operating activity rather than a financing activity, as was previously the case. ASU 2016-09 also provides that an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (current GAAP) or account for forfeitures when they occur. ASU 2016-09 changes the threshold to qualify for equity classification (rather than as a liability) to permit withholding up to the maximum statutory tax rates (rather than the minimum as was previously the case) in the applicable jurisdictions. The amendment will be effective for reporting periods beginning after December 15, 2016. Earlier application is permitted. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
In June, 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The update requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendment will be effective for reporting periods beginning after December 15, 2020. The Company is evaluating the impact this amendment will have on the Company’s consolidated financial statements.

In August, 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing the diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendment will be effective for reporting periods beginning after December 15, 2017. Early adoption is permitted. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
In October, 2016, the FASB issued Accounting Standards Update 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. This update amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendment will be effective for reporting periods beginning after December 15, 2016. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
In November, 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The amendment will be effective for reporting periods beginning after December 15, 2017. Early adoption is permitted. This statement is not expected to have a material impact on the Company’s consolidated financial statements.
3.   Statement of Cash Flows
The Company has chosen to report its cash flows by the indirect method. Supplemental information on cash flows and non-cash transactions for the years ended December 31, 2016, 2015 and 2014 is presented as follows (in thousands):
	2016	2015	2014
Cash transactions:
Income taxes paid	$11,640	$8,750	$5,550
Interest expense paid	$11,777	$10,481	$9,453
Noncash transactions:
Real estate acquired in foreclosure or in settlement of loans	$2,373	$—	$1,657
Subordinated debt converted to common stock	$—	$12,199	$—
Debt issuance costs transferred to other borrowings	$—	$137	$—

4.   Securities Available for Sale
Securities available for sale consisted of the following at December 31, 2016 and 2015 (in thousands):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale
December 31, 2016:
U.S. government securities	$2,618	$—	$12	$2,606
U.S. government agency	29,864	3	323	29,544
Mortgage-backed securities	28,730	117	183	28,664
Trust preferred securities	938	—	230	708
CRA Qualified Investment Fund	1,798	—	24	1,774
	$63,948	$120	$772	$63,296
December 31, 2015:
U.S. government agency	$32,795	$—	$267	$32,528
Mortgage-backed securities	35,748	211	205	35,754
Trust preferred securities	934	—	230	704
CRA Qualified Investment Fund	1,758	5	—	1,763
	$71,235	$216	$702	$70,749

Securities with a fair value of approximately $59,523,000 and $63,773,000 at December 31, 2016 and 2015, respectively, were sold under agreements to repurchase or were pledged to secure public fund deposits, long term borrowings, or lines of credit, as required or permitted by law.
Unrealized losses and fair value, aggregated by length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2016 and 2015, are summarized as follows (in thousands):
	Continuous Unrealized Losses Existing for Less than 12 months		Continuous Unrealized Losses Existing for Greater than 12 months		Total
Securities Available for Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2016:
U.S. government securities	$2,606	$12	$—	$—	$2,606	$12
U.S. government agency	24,541	323	—	—	24,541	323
Mortgage-backed securities	21,561	183	—	—	21,561	183
Trust preferred securities	—	—	708	230	708	230
CRA Qualified Investment Fund	1,774	24	—	—	1,774	24
	$50,482	$542	$708	$230	$51,190	$772
December 31, 2015:
U.S. government agency	$22,669	$126	$9,859	$141	$32,528	$267
Mortgage-backed securities	21,623	205	—	—	21,623	205
Trust preferred securities	—	—	704	230	704	230
CRA Qualified Investment Fund	—	—	—	—	—	—
	$44,292	$331	$10,563	$371	$54,855	$702

Unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The Company does not intend to sell these securities and it is more-likely-than-not that the Company will not be required to sell prior to recovery.
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to sell or whether it would be more-likely-than-not required to sell its investments in the issuer for a period of time sufficient to allow for any anticipated recovery. As of December 31, 2016 and 2015, no investment securities were other-than-temporarily impaired.
The amortized cost and estimated fair value of securities at December 31, 2016, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities are shown separately since they are not due at a single maturity date (in thousands):
	Available For Sale
	Amortized Cost	Fair Value
Due less than one year	$—	$—
Due one through five years	17,618	17,574
Due over five through ten years	14,864	14,576
Due after ten years	938	708
	33,420	32,858
CRA Qualified Investment Fund	1,798	1,774
Mortgage-backed securities	28,730	28,664
	$63,948	$63,296

5.   Loans and Allowance for Loan Losses
Risk By Loan Category
To determine an appropriate allowance for loan losses, management separates loans into separate categories based on similar risk characteristics. These categories and their risk characteristics are described below:
Construction and Land Development — This category consists of loans secured by vacant land, which includes developed commercial land, undeveloped commercial land, rural land, single family residential lots, lot development loans, and interim construction for both 1 – 4 family and commercial developments. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, government regulation of real property, general economic conditions and the availability of long-term financing.
Commercial Real Estate — This category consists of loans secured by both owner-occupied and non-owner occupied commercial real estate properties and represents the largest category of the Company’s total loan portfolio. A majority of the loans in this category are secured by non-owner occupied commercial properties. The remainder of this segment is secured by owner occupied properties. The non-owner occupied portion of this category presents a higher risk profile given the reliance on third-party rental income and the successful operation of the property to service the regular payment, but overall credit risk is low. A substantial majority of these loans have adequate secondary sources of repayment through financially strong guarantors that are well known to the Company. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s portfolio are diverse in terms of type and geographic location. Loan losses in this category have been minimal.

Residential Real Estate — This category consists of loans secured by some form of both owner-occupied and non-owner-occupied residential real estate. The category includes loans for home improvement, home equity lines of credit and close-end financing for 1 – 4 family properties. Mortgage loans held for sale on the secondary market are excluded from this category. Generally, the overall credit risk in this segment of the loan portfolio is low given the nature of the collateral and the Company’s strict underwriting standards for this type of financing. The Company does not originate sub-prime mortgage loans. The higher risk area of this category is the “non-owner-occupied” portion of these loans which are often reliant on rental income as the primary source of repayment.
Commercial, Industrial and Agricultural — This category consists of all business loans secured by assets other than commercial real estate. It also includes loans for agriculture production. A substantial majority of these loans are secured by equipment, accounts receivable and inventory. The loss history in this segment of the portfolio is very low due to sufficient collateralization. The primary risk involved with this category is that the loans are typically secured by depreciable assets that may not provide an adequate source of repayment if the loan goes into default.
Loans to Nondepository Financial Institutions — This category consists of all loans to mortgage companies that specialize in mortgage loan originations and mortgage warehouse loans. It also includes loans to real estate investment trusts.
Consumer and Other — This category of loans consists of all other forms of consumer debt, including automobiles, recreational vehicles, debt consolidation, household or personal use, education, taxes, mobile homes, personal lines of credit, loans to mortgage originators, loans to non-profits and overdrafts. Overdrafts are deposit accounts that become unsecured loans when overdrawn by the deposit customer. Overdrafts are monitored by account officers on a daily basis and are often cleared within a very short period of time. It is bank policy to charge off any overdrafts that remain outstanding for more than 60 days.
Loans consisted of the following at December 31, 2016 and 2015 (in thousands):
	2016	2015
Construction and land development	$280,601	$223,309
Commercial real estate	811,278	649,109
1 – 4 family residential	234,829	203,103
Commercial and industrial	278,973	247,888
Agricultural	32,183	17,298
Loans to nondepository financial institutions	135,386	127,072
Consumer and other	18,376	19,108
Gross loans	1,791,626	1,486,887
Allowance for loan losses	(17,105)	(14,972)
Net loans	$1,774,521	$1,471,915

At December 31, 2016 and 2015, the Bank had total commercial real estate loans and construction and land development loans of  $1,091,879,000, and $871,063,000, respectively. The Bank had construction, land development, and other loans representing 115% and 112%, respectively, of total risk based capital at December 31, 2016 and 2015. The Bank had non-owner-occupied commercial real estate loans representing 379% and 356%, respectively, of total risk based capital at December 31, 2016 and 2015. Sound risk management practices and appropriate levels of capital are essential elements of a sound commercial real estate lending program (CRE). Concentrations of CRE exposures add a dimension of risk that compounds the risk inherent in individual loans. Interagency guidance on CRE concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. Management believes it has implemented these practices in order to monitor its CRE. An institution which has reported loans for construction, land development, and other land loans representing 100% or more of total risk-based capital, or total non-owner-occupied commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the outstanding balance of commercial real estate loan portfolio has increased by 50% or more during the prior 36 months, may be identified for further supervisory analysis by regulators to assess the nature and risk posed by the concentration.
At December 31, 2016 and 2015, the Bank had approximately $27,435,000 and $26,730,000, respectively, of energy loans included in commercial and industrial loans. These energy loans represent approximately 11% and 13% of total risk based capital at December 31, 2016 and 2015, respectively. Management believes it has implemented appropriate practices for sound underwriting and the monitoring of these loans. However, the weakening of prices within the energy industry over a prolonged period may have an adverse effect on the Bank’s profitability and asset quality.
The Company extends commercial and consumer credit primarily to customers in the state of Texas. At December 31, 2016 and 2015, the majority of the Company’s loans were collateralized with real estate. The real estate collateral provides an alternate source of repayment in the event of default by the borrower, and may deteriorate in value during the time the credit is extended. The weakening of real estate markets may have an adverse effect on the Company’s profitability and asset quality. If the Company was required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, earnings and capital could be adversely affected. Additionally, the Company has loans secured by inventory, accounts receivable, equipment, marketable securities, or other assets. The debtors’ ability to honor their contracts on all loans is substantially dependent upon the general economic conditions of the region.
Nonaccrual and Past Due Loans
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Year-end nonaccrual loans, segregated by class of loans, at December 31, 2016 and 2015, were as follows (in thousands):
	2016	2015
Construction and land development	$—	$1,355
Commercial real estate	—	—
1 – 4 family residential	60	67
Commercial and industrial	—	24
Agricultural	—	—
Loans to nondepository financial institutions	—	—
Consumer and other	—	—
	$60	$1,446

An age analysis of past due loans (including both accruing and nonaccruing loans), segregated by class of loans, as of December 31, 2016 and 2015, is as follows (in thousands):
	Loans 30 – 89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
December 31, 2016:
Construction and land development	$183	$—	$183	$280,418	$280,601	$—
Commercial real estate	280	—	280	810,998	811,278	—
1 – 4 family residential	1,831	121	1,952	232,877	234,829	121
Commercial and industrial	111	—	111	278,862	278,973	—
Agricultural	—	—	—	32,183	32,183	—
Loans to nondepository financial institutions	—	—	—	135,386	135,386	—
Consumer and other	13	1	14	18,362	18,376	1
	$2,418	$122	$2,540	$1,789,086	$1,791,626	$122
December 31, 2015:
Construction and land development	$—	$1,355	$1,355	$221,954	$223,309	$—
Commercial real estate	—	—	—	649,109	649,109	—
1 – 4 family residential	747	—	747	202,356	203,103	—
Commercial and industrial	410	—	410	247,478	247,888	—
Agricultural	—	—	—	17,298	17,298	—
Loans to nondepository financial institutions	—	—	—	127,072	127,072	—
Consumer and other	37	—	37	19,071	19,108	—
	$1,194	$1,355	$2,549	$1,484,338	$1,486,887	$—

Impaired Loans
A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Year-end impaired loans as of December 31, 2016 and 2015 are set forth in the following table (in thousands):
	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Received
December 31, 2016:
Construction and land development	$—	$—	$—	$—	$—	$578	$—
Commercial real estate	—	—	—	—	—	201	—
1 – 4 family residential	84	—	60	60	10	121	—
Commercial and industrial	240	—	240	240	50	244	15
Agricultural	—	—	—	—	—	—	—
Loans to nondepository financial institutions	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	3	—
	$324	$—	$300	$300	$60	$1,147	$15
December 31, 2015:
Construction and land development	$1,355	$1,355	$—	$1,355	$—	$1,443	$—
Commercial real estate	—	—	—	—	—	431	—
1 – 4 family residential	85	—	67	67	10	148	1
Commercial and industrial	277	24	—	24	—	86	1
Agricultural	—	—	—	—	—	—	—
Loans to nondepository financial institutions	—	—	—	—	—	—	—
Consumer and other	11	11	—	11	—	15	—
	$1,728	$1,390	$67	$1,457	$10	$2,123	$2

Troubled Debt Restructurings
The restructuring of a loan is considered a “troubled debt restructuring” if both the borrower is experiencing financial difficulties and the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. The Company had no troubled debt restructurings during 2016, 2015 and 2014.
Credit Quality Indicators
As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio, management tracks certain quality indicators including trends related to the risk grade of loans, the level of classified loans, the delinquency status of loans, net charge-offs, non-performing loans, and the general economic conditions in the state of Texas.
The Company utilizes a risk-grading definition system to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:
Grade 1 — This grade includes loans with little or no risk of loss. Interest payments are protected by a large or exceptionally stable margin and principal is secured. These borrowers have a strong positive consistent cash flow, stable earnings and growth, significant net worth and sufficient liquidity to fully repay the debt.
Grades 2 and 3 — These grades include loans to borrowers of solid credit quality with moderate risk. Borrowers in these grades are differentiated from higher grades on the basis of leverage, asset quality, and the stability of the industry or market area.

Grade 4 — This grade is for “satisfactory” loans. These borrowers have acceptable financial condition and stability but are more susceptible to economic changes and greater concentration of business risk either by product or market, however borrowers demonstrate consistent profitability or strong historical cash flow; competent management but may not have been tested by cyclical market conditions.
Grade 5 — This grade includes loans on management’s “Pass/Watch list”. Pass/Watch assets are neither criticized nor classified credits. These assets have the potential for future deterioration. This grade is intended to be utilized on a temporary basis.
Grade 6 — This grade is for “Special Mention” loans. Special mention loans are considered criticized assets. These assets have the potential for future deterioration. Such loans are differentiated from a Grade 5 in terms of a higher sensitivity to severity and imminence of the potential weakness(es). If left uncorrected, these potential weakness(es) may at some future date result in the deterioration of the repayment prospects for the loan.
Grade 7 — This grade is for “Substandard” loans. Substandard loans have defined weakness(es) which make payment default or principal exposure likely but not yet certain. These loans are inappropriately protected by the current net worth and paying capacity of the borrower or the collateral pledged. Although loss may not be imminent, if the weakness(es) is not corrected, there is a distinct possibility that the Company will sustain some loss. If the likelihood of full collection of principal and interest may be in doubt these loans are placed on nonaccrual.
Grade 8 — This grade includes “Doubtful” loans. Such loans are differentiated from a Grade 7 in terms that the weakness(es) makes collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans in this grade are carried on nonaccrual.
Grade 9 — This grade includes “Loss” loans. Such loans are considered uncollectible and of such little value that their continuance as assets is not warranted. Loss is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.
The following table presents the risk category of loans by grade as of December 31, 2016 and 2015 (in thousands):
	Construction and Land Development	Commercial Real Estate	1 – 4 Family Residential	Commercial and Industrial	Agricultural	Consumer and Other	Loans to Nondepository Financial Institutions	Total
December 31, 2016:
Grade 1	$—	$176	$—	$5,963	$—	$2,121	$—	$8,260
Grade 2	—	1,016	783	2,684	548	277	—	5,308
Grade 3	32,889	158,158	36,431	64,961	6,082	2,542	124,818	425,881
Grade 4	237,688	644,416	195,429	202,490	25,553	13,436	10,568	1,329,580
Grade 5	9,558	6,308	810	1,949	—	—	—	18,625
Grade 6	—	494	1,001	342	—	—	—	1,837
Grade 7	466	710	375	584	—	—	—	2,135
Grade 8	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—
	$280,601	$811,278	$234,829	$278,973	$32,183	$18,376	$135,386	$1,791,626
December 31, 2015:
Grade 1	$—	$184	$—	$12,071	$—	$1,591	$—	$13,846
Grade 2	—	8,090	91	3,879	549	465	—	13,074
Grade 3	20,560	141,026	47,897	45,154	1,790	3,007	127,072	386,506
Grade 4	197,503	486,461	153,709	176,162	14,959	13,980	—	1,042,774
Grade 5	3,891	12,190	395	9,794	—	52	—	26,322
Grade 6	—	1,158	580	154	—	—	—	1,892
Grade 7	1,355	—	431	650	—	13	—	2,449
Grade 8	—	—	—	24	—	—	—	24
Grade 9	—	—	—	—	—	—	—	—
	$223,309	$649,109	$203,103	$247,888	$17,298	$19,108	$127,072	$1,486,887

Allowance for Loan Losses
The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examinations.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical loss experience adjusted for qualitative factors.
The following table presents the activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2016, 2015 and 2014 (in thousands):
	Construction and Land Development	Commercial Real Estate	1 – 4 Family Residential	Commercial and Industrial	Agricultural	Consumer and Other	Loans to Nondepository Financial Institutions	Unallocated	Total
December 31, 2016:
Beginning balance	$3,234	$7,658	$960	$2,575	$67	$121	$277	$80	$14,972
Provision for loan losses	214	1,332	98	32	60	68	3	302	2,109
Charge offs	—	—	(21)	(214)	—	(84)	—	—	(319)
Recoveries	150	—	10	169	—	14	—	—	343
Net recoveries (charge offs)	150	—	(11)	(45)	—	(70)	—	—	24
Ending balance	$3,598	$8,990	$1,047	$2,562	$127	$119	$280	$382	$17,105
Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$10	$50	$—	$—	$—	$—	$60
Loans collectively evaluated for impairment	3,598	8,990	1,037	2,512	127	119	280	382	17,045
	$3,598	$8,990	$1,047	$2,562	$127	$119	$280	$382	$17,105
December 31, 2015:
Beginning balance	$3,068	$6,228	$877	$2,985	$70	$130	$135	$155	$13,648
Provision for loan losses	157	1,427	107	(117)	(3)	(4)	142	(75)	1,634
Charge offs	—	—	(30)	(407)	—	(54)	—	—	(491)
Recoveries	9	3	6	114	—	49	—	—	181
Net recoveries (charge offs)	9	3	(24)	(293)	—	(5)	—	—	(310)
Ending balance	$3,234	$7,658	$960	$2,575	$67	$121	$277	$80	$14,972
Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$10	$—	$—	$—	$—	$—	$10
Loans collectively evaluated for impairment	3,234	7,658	950	2,575	67	121	277	80	14,962
	$3,234	$7,658	$960	$2,575	$67	$121	$277	$80	$14,972

	Construction and Land Development	Commercial Real Estate	1 – 4 Family Residential	Commercial and Industrial	Agricultural	Consumer and Other	Loans to Nondepository Financial Institutions	Unallocated	Total
December 31, 2014:
Beginning balance	$2,482	$6,090	$779	$1,927	$63	$107	$21	$37	$11,506
Provision for loan losses	577	162	30	1,077	7	120	114	118	2,205
Charge offs	—	(30)	—	(141)	—	(110)	—	—	(281)
Recoveries	9	6	68	122	—	13	—	—	218
Net recoveries (charge offs)	9	(24)	68	(19)	—	(97)	—	—	(63)
Ending balance	$3,068	$6,228	$877	$2,985	$70	$130	$135	$155	$13,648
Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$17	$37	$—	$5	$—	$—	$59
Loans collectively evaluated for impairment	3,068	6,228	860	2,948	70	125	135	155	13,589
	$3,068	$6,228	$877	$2,985	$70	$130	$135	$155	$13,648

The Company’s recorded investment in loans as of December 31, 2016 and 2015 related to each balance in the allowance for loan losses by portfolio segment and disaggregated on the basis of the Company’s impairment methodology was as follows (in thousands):
	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans
December 31, 2016:
Construction and land development	$—	$277,103	$277,103
Commercial real estate	—	795,418	795,418
1 – 4 family residential	60	233,740	233,800
Commercial and industrial	240	268,275	268,515
Agricultural	—	31,635	31,635
Loans to nondepository financial institutions	—	135,386	135,386
Consumer and other	—	12,755	12,755
Loans not subject to reserve	—	37,014	37,014
	$300	$1,791,326	$1,791,626
December 31, 2015:
Construction and land development	$1,355	$218,632	$219,987
Commercial real estate	—	636,834	636,834
1 – 4 family residential	67	202,704	202,771
Commercial and industrial	24	231,927	231,951
Agricultural	—	16,742	16,742
Loans to nondepository financial institutions	—	127,072	127,072
Consumer and other	11	12,587	12,598
Loans not subject to reserve	—	38,932	38,932
	$1,457	$1,485,430	$1,486,887

6.   Premises and Equipment
Premises and equipment consisted of the following at December 31, 2016 and 2015 (in thousands):
	2016	2015
Land	$7,751	$7,751
Building and improvements	16,955	16,955
Furniture and equipment	15,487	14,952
Construction in progress	—	301
Leasehold improvements	3,077	2,777
	43,270	42,736
Less accumulated depreciation	(17,591)	(15,712)
	$25,679	$27,024

Depreciation expense was approximately $2,147,000, $2,259,000 and $2,241,000 for the years ended December 31, 2016, 2015 and 2014, respectively.
7.   Intangible Assets
At December 31, 2016 and 2015, the Company had intangible assets in the amount of  $32,000 and $88,000, respectively. The intangible assets consist of core deposit intangibles from the acquisitions of Southwest Bank and Community Bank of Texas N.A.
The remaining amortization expense of  $32,000 related to core deposit intangibles as of December 31, 2016 will be expensed in total during 2017.
Accumulated amortization was approximately $19,204,000, $19,149,000 and $19,093,000 as of December 31, 2016, 2015 and 2014, respectively.
8.   Deposits
Deposits consisted of the following at December 31, 2016 and 2015 (in thousands):
	2016		2015
	Amount	Percent	Amount	Percent
Noninterest bearing demand accounts	$452,898	27.4	$389,284	28.7
Interest bearing checking accounts	86,521	5.2	81,622	6.0
Savings and limited access money market accounts	940,981	56.9	707,681	52.2
Certificates of deposit less than $100,000	15,831	1.0	18,896	1.4
Certificates of deposit $100,000 and greater	149,035	9.0	150,647	11.1
Individual retirement accounts less than $100,000	4,974	0.3	5,508	0.4
Individual retirement accounts $100,000 and greater	3,141	0.2	2,682	0.2
	$1,653,381	100.0	$1,356,320	100.0

At December 31, 2016 and 2015, brokered time deposits totaled approximately $93,287,000 and $93,346,000, respectively. At December 31, 2016 and 2015, brokered money market deposits totaled approximately $174,136,000 and $116,364,000, respectively. At December 31, 2016 and 2015, brokered interest bearing deposits totaled approximately $1,626,000 and $1,161,000, respectively.

At December 31, 2016, the scheduled maturities of certificates of deposit and individual retirement accounts were as follows (in thousands):
Year	Amount
2017	$124,111
2018	35,750
2019	11,127
2020	1,251
2021	742
$172,981

The aggregate amount of certificates of deposit accounts and IRAs with a minimum denomination of $250,000 was approximately $87,647,000 and $81,898,000 at December 31, 2016 and 2015, respectively.
9.   Other Borrowings
Federal Funds Purchased
Federal funds purchased are short-term borrowings that typically mature within one to ninety days. The Bank has a federal funds line of credit with an unaffiliated bank with a maximum advanceable amount up to $40,000,000 and $20,000,000 at December 31, 2016 and 2015, respectively. This line of credit has no stated maturity date but may be canceled anytime at the sole discretion of the lending bank. The line is provided on an unsecured basis, however, the lender may require the line to be fully secured at any time. There were no federal funds purchased at December 31, 2016. Federal funds purchased totaled $5,000,000 at December 31, 2015.
Federal Home Loan Bank Advances
As a member of Federal Home Loan Bank (FHLB), the Bank has the ability to borrow up to a maximum of approximately $529,464,000 and $519,205,000 at December 31, 2016 and 2015, respectively, subject to the level of Tier 1 capital, qualified pledgable first mortgage loans, and FHLB stock owned.
FHLB advances totaled $150,000,000 and $65,000,000 at December 31, 2016 and 2015, respectively. At December 31, 2016, the advances include a borrowing of  $50,000,000 that matures on January 3, 2017 and is renewed daily as necessary under normal operations. The remaining $100,000,000 of advances mature in 2018 with interest at variable rates that reprice every four weeks. Total advances have a weighted average rate of 0.57% and 0.31% at December 31, 2016 and 2015, respectively. The FHLB has as collateral on the advances a blanket floating lien on certain other assets of the Bank, including selected loans and securities.
Federal Reserve Bank
The Bank has a line of credit with the Federal Reserve Bank. As of December 31, 2016, approximately $174,478,000 of commercial loans were pledged as collateral and the available line of credit was approximately $141,954,000. As of December 31, 2015, approximately $155,081,000 of commercial loans were pledged as collateral and the available line of credit was approximately $122,227,000. There were no borrowings outstanding at December 31, 2016 and 2015.
Line of Credit
First Texas BHC, Inc. has a line of credit with an unaffiliated bank with a maximum advanceable amount up to $25,000,000 at December 31, 2016 and 2015. This line of credit matures on September 18, 2017. Advances totaled $10,000,000 at December 31, 2016. There were no advances on the line of credit at December 31, 2015. At December 31, 2016 and 2015, the interest rate on the line of credit was 3.35% and 2.83%, respectively. The Company has unamortized loan costs of  $10,000 and $25,000 in regard to this line of credit at December 31, 2016 and 2015, respectively.

10.   Repurchase Agreements
In February 2008, the Bank entered into three structured repurchase transactions with two money center banks (counterparties). These are “securities sold under agreement to repurchase” transactions with 10 year maturities. Each had an initial fixed rate for either a two or three year period, and then began floating at a rate of 7% or 8% minus the three month LIBOR rate, with a cap. Each is callable by the counterparty at any time after the initial fixed rate term. The securities sold are mortgage-backed securities issued by agencies of the U.S. Government and were sold with a margin requirement as disclosed in the table below. Since the underlying securities amortize monthly and are subject to market value fluctuations, margin calls are expected and the collateral is often exchanged by the Bank with the agreement of the counterparties.
Balance	Initial Rate	Floating Rate	Cap	Margin Requirement	Maturity
$25,000,000	1.99%	8% – 3 mo LIBOR	3.97%	108.00%	2/22/2018
15,000,000	2.59%	8% – 3 mo LIBOR	4.99%	108.75%	2/22/2018
10,000,000	1.71%	7% – 3 mo LIBOR	3.41%	106.00%	3/4/2018
11.   Junior Subordinated Debentures and Subordinated Debt
Junior Subordinated Debentures
On August 13, 2007, First Texas BHC Statutory Trust II, a Delaware statutory trust and wholly owned finance subsidiary of the Company, issued 8,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of approximately $8,000,000, all of which was outstanding at December 31, 2016 and 2015. These securities bear an interest rate of 2% over the three-month LIBOR. The trust preferred securities will mature on September 15, 2037. The proceeds from the sale of the trust preferred securities and the issuance of $248,000 in common securities to the Company were used by Trust II to purchase approximately $8,248,000 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the debentures issued to the Company are payable quarterly beginning September 15, 2007.
Except under certain circumstances, the common securities issued to the Company by the trust possess sole voting rights with respect to matters involving the entity. Under certain circumstances, the Company may, from time to time, defer the debentures’ interest payments, which would result in a deferral of distribution payments on the related trust preferred securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company’s common stock and any other future debt ranking equally with or junior to the debentures. The trust preferred securities are guaranteed by the Company.
Subordinated Convertible Debt
In December 2009, First Texas BHC, Inc., offered by Private Placement Subscription Agreement to sell up to $30,000,000 in aggregate principal amount of floating rate convertible subordinated promissory notes, due March 31, 2020. The Notes were issued in the form of interest-bearing subordinated convertible promissory notes. The Notes accrued interest each quarter at a floating rate equal to the daily average of the Wall Street Journal prime rate for the immediately prior quarterly period, with a minimum interest rate of 6.50% and a maximum interest rate of 9.00% per annum upon issuance and until maturity or earlier conversion or redemption. At any time on or after March 31, 2015, the Notes were redeemable, in whole or in part, at the Company’s option. The Notes were convertible, in full or in part, into shares of common stock at a conversion ratio of one share of common stock for each $24.00 in aggregate principal amount of Notes held on the record date of the conversion. The principal amount of each Note that had not been converted or redeemed would have been payable at maturity on March 31, 2020.
In February 2015, the Board of Directors of the Company voted to redeem all $13,700,000 of the floating rate convertible subordinated promissory notes on July 15, 2015. In lieu of the redemption, all holders of the Notes had the option to convert their Notes into First Texas BHC, Inc. stock at the stated conversion ratio equal to one share of common stock for each $24.00 in aggregate principal amount of Notes held on the record date of the conversion. Of the $13,700,000 in Notes outstanding at July 15, 2015, $12,199,000 were converted to stock and the remaining $1,501,000 were redeemed in cash.

Subordinated Debt
In September 2013, First Texas BHC, Inc., offered by Private Placement Subscription Agreement to sell up to $30,000,000 in aggregate principal amount of floating rate subordinated promissory notes, due September 30, 2023, plus up to an additional $3,000,000 to cover over-subscriptions. The Private Placement Subscription Agreement offering ended December 31, 2013. Notes issued and outstanding were $22,075,000 at December 31, 2016 and 2015, respectively. The balance outstanding of  $21,969,000 and $21,954,000 in the consolidated balance sheet at December 31, 2016 and 2015, respectively, is net of unamortized loan costs of  $106,000 and $121,000.
The Notes were issued in the form of interest-bearing subordinated promissory notes. The Notes accrue interest each quarter at a floating rate equal to the daily average of the Wall Street Journal prime rate for the immediately prior quarterly period, with a minimum interest rate of 6.00% and a maximum interest rate of 8.50% per annum upon issuance and until maturity or redemption. Interest on the Notes will be paid quarterly, in arrears, on January 15, April 15, July 15, and October 15 of each year, commencing January 15, 2014, for all subscriptions accepted on or before December 1, 2013, and on April 15, 2014, for subscriptions accepted after December 1, 2013. The Notes, at the Company’s sole discretion, may be redeemed in whole or in part, on any interest payment date occurring on or after September 30, 2018 or on an earlier date in certain limited circumstances, subject to regulatory approvals. The principal amount of each Note that has not been redeemed will be payable at maturity on September 30, 2023.
12.   Income Taxes
Income taxes consist of the following (in thousands):
	2016	2015	2014
Current expense	$10,928	$8,804	$6,347
Deferred benefit	(878)	(335)	(152)
	$10,050	$8,469	$6,195

Income taxes differed from the amounts computed by applying the expected U.S. federal income tax rate to earnings before income taxes as a result of the following (in thousands):
	2016	2015	2014
Computed “expected” federal income tax expense	$9,987	$8,306	$5,972
Non-deductible expenses	100	94	89
Earnings on life insurance	(36)	(16)	(52)
State tax expense	133	83	223
Other	(134)	2	(37)
	$10,050	$8,469	$6,195

Deferred taxes were as follows at December 31, 2016 and 2015 (in thousands):
	2016	2015
Deferred tax assets:
Allowance for loan losses	$5,446	$4,699
Deferred compensation	3,053	2,464
Premises and equipment	72	—
Core deposit intangibles	2,332	2,733
Deferred loan fees	1,335	830
Unrealized loss on securities available for sale	228	170
Other	248	406
Total deferred tax assets	12,714	11,302

	2016	2015
Deferred tax liabilities:
Premises and equipment	—	215
Goodwill	6,472	5,783
Other	73	71
Total deferred tax liabilities	6,545	6,069
Net deferred tax asset	$6,169	$5,233

In assessing the recoverability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
Included in other assets at December 31, 2016 are current income tax receivables of approximately $337,000. Included in other liabilities at December 31, 2015 are current income taxes payable of approximately $343,000.
13.   Benefit Plans
401(k) Plan
The Bank has a 401(k) plan covering substantially all employees. Maximum employee contributions to the 401(k) plan are established by law. The Company, at the discretion of the Board of Directors, matches a percentage of the employee contribution. Company contributions of approximately $1,217,000, $1,098,000 and $953,000 were made to this plan in 2016, 2015 and 2014, respectively.
Deferred Compensation Arrangements
The Company has entered into deferred compensation arrangements with certain key employees. The deferred compensation arrangements allow for discretionary deferred amounts by the Company and voluntary payroll deductions by the employee after three years of service. Deferred compensation payable totaled approximately $2,015,000 and $1,805,000 at December 31, 2016 and 2015, respectively and is included in other liabilities in the accompanying balance sheets. There was no deferred compensation expense in 2016 or in 2015 and $6,000 in 2014.
Employee Stock Ownership Plan (ESOP)
Effective in July 2009, the Company established the ESOP Plan. Under this Plan, there is an Employee Stock Ownership Trust which holds the investments of the Plan. The Company was designated as the Plan Sponsor and the Bank was designated as an Employer of the Plan. The Plan covers substantially all employees who qualify as to age and length of service. Contributions to the Plan are generally invested by the Plan in the common stock of the Company. Contributions to the Plan by the Bank are at the discretion of the Board of Directors of the Company and the Bank; however, contributions must be sufficient to pay any current obligations of the Plan.
The contributions for each year will be divided among the eligible participants employed on December 31 in the proportion that each such participant’s compensation, as defined in the Plan, for that year bears to the compensation for all such participants in the Plan. Company contributions of  $200,000, $134,000 and $109,000 were made to this plan in 2016, 2015 and 2014, respectively.
In November 2014, the ESOP purchased 37,570 shares of the Company’s common stock for $1,127,000 with proceeds borrowed from the Company. The loan is secured by the shares purchased with the proceeds and will be repaid by the ESOP with funds from the Company’s discretionary contributions to the ESOP and earnings on ESOP assets. The loan calls for the ESOP to make ten annual installments of principal and interest beginning on the last business day of September 2015. Shares purchased by the ESOP with the proceeds from the loan are allocated to participants on a pro rata basis as the loan is repaid. Any remaining unallocated shares of the ESOP are reflected in “Other Equity Components” in the accompanying Consolidated Statement of Changes in Shareholders’ Equity. At December 31, 2016 and 2015 the balance of the loan due from the ESOP was $902,000 and $1,014,000, respectively. At December 31, 2016 and 2015 the unpaid interest was approximately $27,000 and $23,000, respectively.

14.   Stock-Based Compensation Plans
Effective December 18, 2013, the Company implemented a long term incentive plan (2013 Plan) that allows for the issuance of shares of common stock pursuant to awards under this plan. The 2013 Plan provides for the granting of stock options, stock appreciation rights, restricted stock units, performance awards, dividends equivalent rights, and other awards to employees of the Company. The 2013 Plan was in addition to three existing employee compensation plans (2008 Plans) that provide for the granting of stock options (options), stock appreciation rights (SAR) and restricted stock units (RSU) to employees of the Bank. All outstanding options, SAR’s and RSU’s issued before December 18, 2013 remain governed by the 2008 Plans. At December 31, 2016 and 2015, a maximum of 1,000,000 shares of the Company’s common stock can be issued under the 2013 Plan and 2008 Plans. As of December 31, 2016 and 2015 a total of 88,935 and 169,471 shares were available for future grants, respectively.
The following is a summary of the awards outstanding at December 31, 2016 and 2015:
Stock Options
Stock options are periodically granted by the Company to key employees with an exercise price equal to the stock’s estimated fair market value at the date of grant. The stock options have varying terms and vest and become fully exercisable during various years from the date of grant.
	2016		2015		2014
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options:
Outstanding, beginning of year	684,874	$25.29	589,410	$24.48	133,684	$20.03
Granted	122,050	33.45	95,464	30.29	457,926	25.77
Exercised during the year	(630)	27.00	—	—	—	—
Forfeited during the year	(40,304)	22.66	—	—	(2,200)	23.91
Expired during the year	—		—		—
Outstanding, end of year	765,990	$26.72	684,874	$25.29	589,410	$24.48
Options exercisable, at end of year	231,748	$23.70	192,800	$22.26	126,500	$19.98
Weighted average remaining contractual life, options outstanding	7.10 years		7.54 years		8.27 years
Weighted average remaining contractual life, options exercisable	5.09 years		4.92 years		4.04 years
Weighted average fair value per option of options granted during the year	$14.77		$13.46		$11.48
The fair value of each stock option is estimated on the date of grant and when there is a change in stock value using the Black-Scholes valuation model utilizing the following assumptions. The expected term of options has been determined utilizing the “simplified” method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment. The risk free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. As there was no public market for the Company’s common stock, the Company determined the volatility for options based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options has been determined using a weighted average of the historical volatility measures of this peer group of companies. The Company has not paid and does not anticipate paying cash dividends on its common stock; therefore the expected dividend yield is assumed to be zero.

The following assumptions were used in the Black-Scholes option pricing model for stock options granted in 2016 and 2015.
	2016	2015	2014
Dividend rate	0.00%	0.00%	0.00%
Risk-free interest rate	1.67%	1.86%	2.07%
Expected life	7.3 – 7.6 years	6.2 – 7.6 years	6.5 – 7.6 years
Price Volatility	32.30%	32.30%	31.40%
Total compensation expense for options was $1,306,000, $1,108,000, and $575,000 for 2016, 2015, and 2014, respectively. At December 31, 2016, future compensation expense related to non-vested options is estimated to be approximately $4,721,000 and will be recognized over a remaining average vesting period of 4.83 years. The aggregate intrinsic value of outstanding options was $8.28 and $6.72 at December 31, 2016 and 2015, respectively. The Company may, at its sole discretion, accelerate the vesting of stock options to be fully exercisable upon a change of control of the Company.
Stock Appreciation Rights
No stock appreciation rights were granted in 2016, 2015 and 2014. Total compensation expense for SAR’s was $39,000, $13,000 and $494,000 for the years ended December 31, 2016, 2015 and 2014, respectively. The SAR’s have terms of 10 years from date of grant and vest and become fully exercisable during various years from 2009 to 2023. The SAR’s vest immediately upon the earliest of the recipient’s termination of employment due to death or disability, or a change in control of the Company.
	2016	2015	2014
Outstanding, beginning of year	13,000	13,000	331,450
Granted	—	—	—
Exercised during the year	—	—	(318,450)
Forfeited	—	—	—
Outstanding, end of year	13,000	13,000	13,000

A summary of the Company’s nonvested SAR’s and changes during 2016 and 2015 for SAR’s granted to employees is presented below:
	2016	2015	2014
Nonvested SAR’s, beginning of year	1,400	3,200	129,950
Granted during the year	—	—	—
Vested during the year	(1,000)	(1,800)	(126,750)
Exercised during the year	—	—	—
Forfeited	—	—	—
Nonvested SAR’s, end of year	400	1,400	3,200

During 2014, the Board of Directors of the Company approved certain actions designed to restructure the outstanding SAR’s. In connection with this restructuring, employees exercised 313,450 SAR’s and with the funds received purchased 77,107 shares of the Company’s common stock. In addition, the participants received options to purchase 236,343 shares of common stock under the terms of the 2013 Plan. The Company also loaned approximately $758,000 to the employees that exercised their SAR’s to fund the tax obligation resulting from this restructuring. The loans due to the Company are collateralized by the stock issued to the employees and are included in “Other Equity Components” in the accompanying Consolidated Statement of Changes in Shareholders’ Equity.
During 2016, 2015 and 2014, repayments of approximately $15,000, $18,000 and $0, respectively, were received from employees regarding the loans secured by stock that arose from the restructuring in 2014.
Restricted Stock Units
No RSU’s were granted in 2016 and in 2015. RSU’s are classified as liabilities. Total compensation expense for RSU’s was $339,000, $388,000 and $369,000 for the years ended December 31, 2016, 2015, and 2014, respectively. At December 31, 2016, future compensation expense related to RSU’s is estimated to be approximately $291,000 and will be recognized over a remaining average vesting period of 0.83 years. The RSU’s have terms of 5 years from date of grant and vest and become fully vested in 2018. The RSU’s vest immediately upon the earliest of the recipient’s termination of employment due to death or disability, or a change in control of the Company.
	2016		2015		2014
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
RSU’s:
Outstanding, beginning of year	33,809	$23.00	47,513	$23.00	54,723	$23.00
Granted	—		—		29,750
Exercised during the year	(20,415)		(13,704)		(7,210)
Forfeited during the year	—		—		(29,750)
Outstanding, end of year	13,394		33,809		47,513
Weighted average fair value per share of RSU’s at year end	$36.00		$33.00		$32.00
Weighted average remaining contractual life	0.83 years		1.17 years		1.66 years
During 2016, participants exercised 20,415 RSU’s and with the funds purchased 19,835 shares of the Company’s common stock. The Company also loaned approximately $187,000 to the participants that exercised their RSU’s to fund the tax obligation resulting from this restructuring. The loans due to the Company are collateralized by the stock issued to the employees and are included in “Other Equity Components” in the accompanying Consolidated Statement of Changes in Shareholders’ Equity.
During 2015, participants exercised 13,704 RSU’s and with the funds purchased 12,299 shares of the Company’s common stock. The Company also loaned approximately $107,000 to the participants that exercised their RSU’s to fund the tax obligation resulting from this restructuring. The loans due to the Company are collateralized by the stock issued to the employees and are included in “Other Equity Components” in the accompanying Consolidated Statement of Changes in Shareholders’ Equity.
During 2014, the Board of Directors of the Company approved certain actions designed to restructure the outstanding RSU’s. In connection with this restructuring, all RSU awards that were granted in 2014 were forfeited by the participant in return for options to purchase 74,375 shares of common stock under the terms of the 2013 Plan. Additionally, participants exercised 7,210 RSU’s and with the funds received purchased 6,796 shares of the Company’s common stock. The Company also loaned approximately $64,000 to the participants that exercised their RSU’s to fund the tax obligation resulting from this restructuring. The loans due to the Company are collateralized by the stock issued to the participants and are reflected as “Other Equity Components” in the accompanying Consolidated Statement of Changes in Stockholders’ Equity.
15.   Commitments, Contingencies and Financial Instruments With Off-Balance-Sheet Risk
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These financial instruments were as follows at year end (in thousands):
	2016	2015
Commitments to extend credit	$587,350	$410,633
Standby letters of credit	3,483	5,035
	$590,833	$415,668

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on managements’ credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, single and family residences, property and equipment and income-producing commercial properties.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. As of December 31, 2016 and 2015, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.
Lease Commitments
The Company leases certain office facilities under operating leases that expire at various dates through 2025. The Company has renewal options on these leases. Rent expense totaled approximately $2,043,000, $2,037,000 and $1,951,000 in 2016, 2015 and 2014, respectively. Equipment and telephone leases expire at various dates through 2017. Equipment and telephone lease expense totaled approximately $131,000, $162,000 and $157,000 in 2016, 2015 and 2014, respectively.
Future minimum lease payments for facilities under all noncancelable operating leases as of December 31, 2016 are as follows (in thousands):
Year	Amount
2017	$1,845
2018	1,506
2019	455
2020	201
Thereafter	907
$4,914

Minimum future rentals to be received on noncancelable operating leases in effect as of December 31, 2016 are as follows (in thousands):
Year	Amount
2017	$343
2018	319
2019	154
2020	—
Thereafter	—
$816

Contingencies
Various contingent assets and liabilities are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company’s financial condition or results of income or cash flows.
16.   Concentrations of Credit
The Company maintains deposits with other financial institutions in amounts that may exceed FDIC insurance coverage. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.
17.   Related Party Transactions
The Company’s directors, executive officers and their affiliates were customers of, and had transactions with, the Bank in the ordinary course of business. Similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than normal risk of loss or present other favorable features. At December 31, 2016 and 2015, the aggregate amount of loans to related parties was approximately $37,399,000 and $34,810,000, respectively. During 2016, approximately $22,859,000 new loans were made and repayments totaled approximately $20,270,000. Additionally, at December 31, 2016, there were unfunded commitments to related parties of approximately $15,444,000.
18.   Fair Values Disclosures
The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:
Cash and cash equivalents
The carrying amounts of cash and cash equivalents approximate their fair value.
Securities and other equity investments
Fair values for securities excluding other equity investments, are based on quoted market prices or dealer quotes. If current quoted market price is not available, fair value is estimated using quoted market prices for similar instruments or broker pricing and bid/ask spreads. Management believes the carrying values of other equity investments such as stock in the Federal Reserve Bank, the Federal Home Loan Bank and Independent Bankers Financial Corporation generally approximate fair value.
Loans and loans held for sale
For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on commitments on hand from investors or prevailing market rates.
Servicing rights and interest-only receivable strips
The carrying amounts of servicing rights and interest-only receivable strips approximate their fair value.
Deposits
The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on CDs to a schedule of aggregated expected monthly maturities on time deposits.
Other borrowings
The carrying amounts of other short-term borrowings approximate fair value. The fair value of long-term fixed rate borrowings is estimated based on the present value of expected cash flows using current interest rates for similar financial instruments.
Accrued interest
The carrying amounts of accrued interest approximate their fair values.
Repurchase agreements
The carrying amount of repurchase agreements is estimated using discounted cash flow analysis based upon current incremental borrowing rates for similar types of borrowing arrangements.
Junior subordinated debentures
The carrying amount of long term variable-rate borrowings approximate fair value.
Subordinated Debt
The carrying amount of long term variable-rate borrowings approximate fair value.
Off-balance-sheet instruments
Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair value.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of the respective balance sheet date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein (in thousands):
		Total Estimated Fair Value
	Carrying Amount	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2016:
Financial assets:
Cash and cash equivalents	$189,920	$189,920	$—	$—
Securities available for sale	63,296	1,774	58,208	708
Other equity investments	12,857	—	—	12,857
Loans held for sale	4,836	—	4,836	—
Loans, net	1,774,521	—	—	1,779,709
Accrued interest receivable	4,195	4,195	—	—
Servicing rights	274	—	274	—
Interest-only receivable strips	183	—	183	—
Financial liabilities:
Deposits	1,653,381	—	—	1,652,759
Short-term borrowings	159,990	—	149,984	—
Repurchase Agreements	50,000	—	—	51,836
Junior subordinated debentures	8,248	—	—	8,248
Subordinated debt	21,969	—	—	21,969
Accrued interest payable	836	836	—	—
Off-balance sheet instruments:
Commitments to extend credit	—	—	—	—
Standby letters of credit and financial guarantees	—	—	—	—
December 31, 2015:
Financial assets:
Cash and cash equivalents	$108,839	$108,839	$—	$—
Securities available for sale	70,749	1,763	68,282	704
Other equity investments	8,773	—	—	8,773
Loans held for sale	8,903	—	8,903	—
Loans, net	1,471,915	—	—	1,482,166
Accrued interest receivable	3,450	3,450	—	—
Servicing rights	365	—	365	—
Interest-only receivable strips	279	—	279	—
Financial liabilities:
Deposits	1,356,320	—	—	1,355,995
Short-term borrowings	69,975	—	69,988	—
Repurchase Agreements	50,000	—	—	53,491
Junior subordinated debentures	8,248	—	—	8,248
Subordinated debt	21,954	—	—	21,954
Accrued interest payable	762	762	—	—
Off-balance sheet instruments:
Commitments to extend credit	—	—	—	—
Standby letters of credit and financial guarantees	—	—	—	—

19.   Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell an asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:
Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 Inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
Level 3 Inputs — Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.
A description of the validation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below.
In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that assets and liabilities are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets and liabilities could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.
Securities available for sale are valued at fair value on a recurring basis. The fair values of Level 1 securities are determined by obtaining quoted market prices on nationally recognized securities exchanges. The Company’s municipal and mortgage-backed securities are classified within Level 2 of the valuation hierarchy. The Company obtains these fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment spreads, credit information and the bond’s terms and conditions, among other things. The Level 3 investments consist of Trust Preferred Securities which are issued by a financial institution. Broker pricing and bid/ask spreads, when available, may vary widely.
In accordance with ASC Topic 820, certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets or liabilities required to be measured at fair value on a nonrecurring basis include impaired loans and mortgage servicing rights. Nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis include other real estate owned.
Impaired loans (loans which are not expected to repay all principal and interest amounts due in accordance with the original contractual terms) are measured on an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. A significant portion of the Company’s impaired loans are measured using the estimated fair market value of the collateral less the estimated costs to sell. Therefore, the Company has categorized its impaired loans as Level 3.
Other real estate owned is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals, real estate brokers or listing prices. As these properties are actively marketed, estimated fair values may be adjusted by management to reflect current economic and market conditions and, as such, are classified as Level 3.
The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value as of December 31, 2016 and 2015 by level within the ASC 820 fair value measurement hierarchy (in thousands):
	Fair Value Measurements at Reporting December 31, 2016 and 2015 (in thousands)
	Assets/Liabilities Measured at Fair Value	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016:
Measured on a recurring basis:
Assets:
U.S. government securities	2,606	—	2,606	—
U.S. government agency	29,544	—	29,544	—
Mortgage-backed securities	28,664	—	28,664	—
Trust preferred securities	708	—	—	708
CRA Qualified Investment Fund	1,774	1,774	—	—
Measured on a nonrecurring basis:
Assets:
Impaired loans	240	—	—	240
December 31, 2015:
Measured on a recurring basis:
Assets:
U.S. government agency	32,528	—	32,528	—
Mortgage-backed securities	35,754	—	35,754	—
Trust preferred securities	704	—	—	704
CRA Qualified Investment Fund	1,763	1,763	—	—
Measured on a nonrecurring basis:
Assets:
Impaired loans	1,447	—	—	1,447

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2016, 2015 and 2014 (in thousands):
	2016	2015	2014
Balance, beginning of year	$704	$701	$426
Total unrealized gains	—	—	272
Included in earnings:
Accretion on securities	4	3	3
Balance, end of year	$708	$704	$701

20.   Small Business Lending Fund Preferred Stock
On September 15, 2011 the Company entered into a Securities Purchase Agreement (the Purchase Agreement) with the Secretary of the United States Treasury (the Treasury), pursuant to which the Company issued 29,822 shares of the Company’s Senior Non-Cumulative Perpetual Preferred Stock, Series C (the series C Preferred Stock), having a liquidation amount per share equal to $1,000, for a total purchase price of $29,822,000. The Purchase Agreement was entered into, and the Series C Preferred Stock was issued, as authorized by the Small Business Lending Fund program (SBLF).
The Series C Preferred Stock was entitled to receive non-cumulative dividends, payable quarterly in arrears, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, as a percentage of the liquidation amount, could fluctuate on a quarterly basis during the first 10 quarters during which the Series C Preferred Stock was outstanding, based upon changes in the level of  “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement) by the Company. Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial dividend period had been set at 1.34%. For the second through ninth calendar quarters, the dividend rate was adjusted to between one 1% and 5% per annum, to reflect the amount of change in the Bank’s level of QSBL. If the level of the Bank’s qualified small business loans declined so that the percentage increase in QSBL as compared to the baseline level was less than 10%, then the dividend rate payable on the Series C Preferred Stock would increase. For the tenth calendar quarter through four and one half years after issuance, the dividend rate was fixed at between 1% and 7% based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate increased to 9%. The dividend rate as of December 31, 2015 was 1.00%.
The Series C Preferred Stock was non-voting, except in limited circumstances. If the Company missed five dividend payments, whether or not consecutive, the holder of the Series C Preferred Stock had the right, but not the obligation, to appoint a representative as an observer on the Company’s Board of Directors. The Series C Preferred Stock could be redeemed at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of the Company’s federal banking regulator. The Company was permitted to repay its SBLF funding in increments of 25% subject to the approval of the Company’s federal banking regulator.
In December 2015, the Board of Directors of the Company signed a Unanimous Written Consent that approved the redemption of SBLF stock. The SBLF stock of  $29,822,000 plus accrued dividends was redeemed on January 28, 2016.
21.   Regulatory Matters
The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company and the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The net unrealized gain or loss on securities available for sale is not included in computing regulatory capital. Management believes as of December 31, 2016 and 2015, the Company and Bank meet all capital adequacy requirements to which it is subject.
Prompt corrective action regulations for banking institutions provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2016, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
Additionally, Basel III added a 2.5% “capital conservation buffer” which was designed for bank holding companies and banking institutions to absorb losses during periods of economic stress. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019). Bank holding companies and banking institutions with capital ratios below the minimum for capital adequacy purposes plus the capital conservation buffer will face constraints on dividends, equity repurchases and executive compensation relative to the amount of the shortfall.
Actual and required capital amounts and ratios of the Bank at December 31, 2016 and 2015 are presented below (in thousands):
	Actual		Minimum Required for Capital Adequacy Purposes		Minimum for Capital Adequacy Purposes Plus Capital Conservation Buffer		Minimum to be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016:
Total capital to risk weighted assets
Consolidated	$237,002	12.008%	$157,896	8.00%	$170,232	8.625%	$197,371	10.00%
Bank	243,865	12.370%	157,720	8.00%	170,042	8.625%	197,150	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	197,928	10.028%	118,422	6.00%	130,758	6.625%	157,896	8.00%
Bank	226,760	11.502%	118,290	6.00%	130,612	6.625%	157,720	8.00%
Common Tier 1 (CET1)
Consolidated	189,928	9.623%	88,817	4.50%	101,152	5.125%	128,291	6.50%
Bank	226,760	11.502%	88,718	4.50%	101,039	5.125%	128,148	6.50%
Tier 1 (core) capital to average assets
Consolidated	197,928	10.037%	78,879	4.00%	78,879	4.000%	98,599	5.00%
Bank	226,760	11.530%	78,695	4.00%	78,695	4.000%	98,369	5.00%
December 31, 2015:
Total capital to risk weighted assets
Consolidated	$244,493	15.13%	$129,299	8.00%	N/A	N/A	$161,624	10.00%
Bank	198,189	12.30%	128,948	8.00%	N/A	N/A	161,185	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	207,567	12.84%	96,974	6.00%	N/A	N/A	129,299	8.00%
Bank	183,217	11.40%	96,711	6.00%	N/A	N/A	128,948	8.00%
Common Tier 1 (CET1)
Consolidated	169,745	10.50%	72,731	4.50%	N/A	N/A	105,056	6.50%
Bank	183,217	11.40%	72,533	4.50%	N/A	N/A	104,770	6.50%
Tier 1 (core) capital to average assets
Consolidated	207,567	12.47%	66,555	4.00%	N/A	N/A	83,194	5.00%
Bank	183,217	11.00%	66,370	4.00%	N/A	N/A	82,962	5.00%

22.   Parent Company Only Condensed Financial Information
Condensed Balance Sheets
December 31,
(in thousands)
	2016	2015
Assets
Cash and cash equivalents	$642	$40,567
Investment in banking subsidiaries	262,457	219,241
Other asets	4,347	7,415
Total assets	$267,446	$267,223
Liabilities and equity
Debt	$40,207	$30,177
Accrued expenses and other liabilities	396	448
Shareholders’ equity	226,843	236,598
Total liabilities and shareholders’ equity	$267,446	$267,223

Condensed Statements of Income and Comprehensive Income
Year Ended December 31,
(in thousands)
	2016	2015	2014
Equity in earnings of subsidiaries	$20,017	$16,858	$12,751
Interest expense	(1,815)	(2,024)	(2,418)
Other expense	(297)	(453)	(260)
Income before income tax benefit	17,905	14,381	10,073
Income tax benefit	714	830	893
Net income	18,619	15,211	10,966
Change in net unrealized loss	(108)	(2)	1,203
Total comprehensive income	$18,511	$15,209	$12,169

FIRST TEXAS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FIRST TEXAS’ FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of First Texas as of the dates and for the periods discussed has been prepared by the management of First Texas. Such discussion and analysis is intended to provide an overview of the significant factors affecting the financial condition and results of operations of First Texas as of and for the three months and six months ended June 30, 2017 and 2016, and as of and for the years ended December 31, 2016, 2015 and 2014. This discussion and analysis should be read in conjunction with the consolidated financial statements of First Texas and the notes thereto appearing in this joint proxy statement/prospectus beginning following page J-3. As used in this discussion and analysis, references to “First Texas” refer to First Texas and its consolidated subsidiaries, including First Texas Bank, on a consolidated basis unless the context requires otherwise.
For the Three Months Ended June 30, 2017 and 2016
Overview
For the three months ended June 30, 2017, First Texas posted net income attributable to First Texas shareholders of  $5.8 million or $0.73 per basic and $0.67 diluted common shares, respectively, and had an annualized return on average assets of 1.05% and an annualized return on average equity of 9.80%. For the same period, net interest income was $20.0 million, noninterest income was $3.5 million and noninterest expense was $13.3 million. For the three months ended June 30, 2016, First Texas posted net income attributable to First Texas shareholders of  $4.4 million or $0.57 per basic and $0.52 per diluted common share, respectively, and had an annualized return on average assets of 0.99% and an annualized return on average equity of 8.30%. For the same period, net interest income was $16.5 million, noninterest income was $3.7 million and noninterest expense was $12.4 million. The increase in net income for the three months ended June 30, 2017, as compared to the same period in 2016 was primarily due to increased loan volume.
Results of Operations
The net income of First Texas depends primarily on net interest income, which is the difference between the income earned on First Texas’ loans and investments and the interest paid on its deposits and its borrowings. Among the factors affecting net interest income are the type, volume and quality of First Texas’ assets, the type and volume of its deposits and the relative sensitivity of its interest-earning assets and its interest-bearing liabilities to changes in market interest rates.
In addition, First Texas’ net income is affected by the fees it receives from other banking services, by gains and losses on loans held for sale, by its required provisions for loan losses and by the level of its operating expenses. All aspects of First Texas’ operations are affected by general market, economic and competitive conditions.
Net Interest Income
Net interest income is the primary source of income for First Texas and represents the amount by which interest and fees generated by earning assets exceed the cost of funds, primarily interest paid to First Texas’ depositors on interest-bearing accounts. The differential or spread between interest income earned and interest expense incurred is affected both by the local and national economies and by competition from other depository and non-depository financial institutions. First Texas closely scrutinizes competitors’ interest rates and attempts to remain competitive in the market while maintaining the highest possible interest spread.
For the three months ended June 30, 2017, net interest income totaled $20.0 million and First Texas posted a net interest margin of 3.80% and a net interest spread of 3.45%. For the three months ended June 30, 2016, net interest income totaled $16.5 million and First Texas posted a net interest margin of 3.91% and a net interest spread of 3.65%.
The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average assets, liabilities and shareholders’ equity outstanding and the interest earned or paid on such amounts by First Texas for such periods. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. Non-accruing loans have been included in the table as loans carrying a zero yield.
	Three Months Ended June 30,
	2017			2016
	Average Outstanding Balance(2)	Interest Earned/Paid	Average Yield/Rate(1)(3)	Average Outstanding Balance(2)	Interest Earned/Paid	Average Yield/Rate(1)(3)
	(Dollars in thousands) (Unaudited)
Assets
Interest-earning assets:
Loans	$2,006,704	$24,439	4.88%	$1,598,483	$18,916	4.76%
Investment securities	63,067	265	1.69%	68,790	292	1.71%
Interest-bearing due from banks	31,418	107	1.37%	20,779	36	0.70%
Restricted equity securities	15,257	117	3.08%	12,395	83	2.69%
Total interest-earning assets	2,116,446	24,928	4.72%	1,700,447	19,327	4.57%
Less allowance for loan losses	(18,533)			(15,497)
Non-interest earning assets:
Cash and due from banks	23,609			23,159
Bank premises and equipment, net	25,550			26,856
Goodwill	37,227			37,227
Bank-owned life insurance	6,983			6,602
Other assets	14,341			14,819
Total noninterest earning assets	107,710			108,663
Total Assets	$2,205,623			$1,793,613
Liabilities and Equity
Interest-bearing liabilities:
NOW accounts	$82,498	$107	0.52%	$75,080	$103	0.55%
Money market and savings	1,068,080	3,016	1.13%	724,890	1,216	0.67%
Time deposits less than $100,000	90,036	179	0.80%	91,589	188	0.83%
Time deposits greater than $100,000	67,101	180	1.08%	89,231	183	0.82%
Repurchase agreements	50,000	526	4.22%	50,000	527	4.24%
Federal Home Loan Bank advances	117,209	280	0.96%	140,452	163	0.47%
Junior subordinated debentures	8,248	66	3.21%	8,248	55	2.68%
Other borrowings	43,328	544	5.04%	22,230	362	6.55%
Total interest-bearing liabilities	1,526,500	4,898	1.27%	1,201,720	2,797	0.92%
Non-interest bearing liabilities:
Demand deposits	433,877			368,919
Other liabilities	7,893			8,305
Total non-interest bearing liabilities	441,770			377,224
Equity
Shareholders’ Equity	237,353			214,669
Total shareholder’s equity	237,353			214,669
Total Liabilities and Equity	$2,205,623			$1,793,613
Net interest income		$20,030			$16,530
Net interest spread			3.45%			3.65%
Net interest margin			3.80%			3.91%

(1)
Annualized

(2)
The average outstanding balance on investment securities includes the net unrealized gain (loss) on investment securities

(3)
The net interest margin is equal to annualized net interest income divided by average interest-earning assets

The following table compares the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to changes attributable to rate.
	Three Months Ended June 30, 2017 Compared with 2016
	Increase (Decrease) due to
	Volume	Rate	Total
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Loans, including fees	$4,832	$691	$5,523
Investment securities	(24)	(2)	(26)
Interest-bearing due from banks	18	53	71
Restricted equity securities	19	14	33
Total increase (decrease) in interest income	4,845	756	5,601
Interest-bearing liabilities:
NOW accounts	10	(6)	4
Money market and savings	576	1,224	1,800
Time deposits less than $100,000	(3)	(6)	(9)
Time deposits greater than $100,000	(45)	42	(3)
Repurchase agreements	0	(1)	(1)
Federal Home Loan Bank advances	(27)	144	117
Junior subordinated debentures	0	11	11
Other borrowings	182	0	182
Total increase (decrease) in interest expense	693	1,408	2,101
Increase (decrease) in net interest income	$4,152	$(652)	$3,500

Provision for Loan Losses
The provision for loan losses is a charge against net interest income taken in order to bring First Texas’ allowance for loan losses to a level deemed appropriate by management based on such factors as First Texas’ historical loan loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the loan review process and other relevant factors. First Texas’ management has adopted a methodology for assessing the adequacy of the allowance. Although no assurance can be given, management of First Texas believes that the allowance for loan losses is adequate to cover probable incurred losses in the loan portfolio at June 30, 2017.
For the three months ended June 30, 2017, the provision for loan losses was $1.4 million compared with $1.1 million for the same period in 2016. The higher amount of the provision in the three months ended June 30, 2017, was primarily due to the increase in balance of the loan portfolio.
Noninterest Income
The primary source of noninterest income for First Texas for the three-month periods ended June 30, 2017 and 2016 was fiduciary income. Other sources of noninterest income include gain on sale of loans, wire transfer fees, safe deposit box rentals and other banking service-related fees. Also included in this category are net gains or losses realized on the sale of other real estate.
Total noninterest income for the three months ended June 30, 2017, decreased by $169,000, or 4.6%, compared with the same period in 2016. The decrease is mainly attributable to net losses realized on the sale of other real estate. First Texas earned $797,000 in gains from the sale of loans, an increase of  $68,000, or 9.3%, compared with $729,000 for the comparable period in 2016.

The following table presents, for the periods indicated, the major categories of noninterest income:
	Three Months Ended June 30, 2017 Compared with 2016
	2017	2016	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Service charges	$443	$421	$22
Gain on sale of loans	797	729	68
Bank owned life insurance	62	40	22
Net loss on sale of ORE	(147)	0	(147)
Other noninterest income	2,373	2,507	(134)
Total noninterest income	$3,528	$3,697	$(169)

Noninterest Expense
Generally, noninterest expense is composed of all costs associated with operating First Texas’ business facilities, obtaining and retaining banking customer relationships and providing bank services. The major component of noninterest expense is employee compensation and benefits. Noninterest expenses also include expenses which First Texas incurs in the course of day-to-day operations, such as occupancy expenses, depreciation and amortization of furniture and equipment, professional fees, regulatory fees including FDIC assessments, data processing, advertising and supplies
Noninterest expense for the three months ended June 30, 2017, increased $950,000, or 7.7%, to $13.3 million compared with $12.4 million for the comparable period in 2016. The most significant component of the increase was higher compensation costs due to staffing increases.
The following table presents, for the periods indicated, the major categories of noninterest expense:
	Three Months Ended June 30, 2017 Compared with 2016
	2017	2016	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Salaries and employee benefits	$8,907	$8,190	$717
Net occupancy and equipment expense	1,448	1,438	10
OREO and other repossessed assets expense	6	0	6
Professional fees	500	526	(26)
Data processing costs	717	686	31
Amortization of intangibles	13	14	(1)
Regulatory fees and FDIC assessments	313	256	57
Office expenses	60	40	20
Acquisition and merger related	11	0	11
Other noninterest expense	1,353	1,224	129
Total noninterest expense	$13,328	$12,374	$954

Income Taxes
For the three months ended June 30, 2017, income tax expense totaled $3.1 million, an increase of $750,000, or 31.8% compared with $2.4 million for the same period in 2016. The increase was primarily attributable to higher net income in the three months ended June 30, 2017. The effective tax rate for the three months ended June 30, 2017 and 2016 was 34.9%.

For the Six Months Ended June 30, 2017 and 2016
Overview
At June 30, 2017, First Texas had total assets of  $2.4 billion, total loans of  $2.1 billion, total deposits of  $1.8 billion and shareholders’ equity of  $239.8 million compared with total assets of  $2.1 billion, total loans of  $1.8 billion, total deposits of  $1.7 billion and shareholders’ equity of  $226.8 million at December 31, 2016.
The increase in shareholders’ equity of  $12.9 million or 5.7% from December 31, 2016 to June 30, 2017, was primarily due to the issuance of  $2.7 million of First Texas’ common stock and the net income attributable to First Texas shareholders of approximately $9.4 million during the six months ended June 30, 2017.
For the six months ended June 30, 2017, First Texas posted net income attributable to First Texas shareholders of  $9.4 million or $1.19 per basic and $1.10 diluted common shares, respectively, and had an annualized return on average assets of 0.89% and an annualized return on average equity of 8.12%. For the same period, net interest income was $38.3 million, noninterest income was $6.6 million and noninterest expense was $28.0 million. For the six months ended June 30, 2016, First Texas posted net income attributable to First Texas shareholders of  $8.1 million or $1.05 per basic and $0.96 per diluted common share, respectively, and had an annualized return on average assets of 0.94% and an annualized return on average equity of 7.62%. For the same period, net interest income was $31.9 million, noninterest income was $6.7 million and noninterest expense was $24.7 million. The increase in net income for the six months ended June 30, 2017, as compared to the same period in 2016 was primarily due to increased loan volume.
Results of Operations
The net income of First Texas depends primarily on net interest income, which is the difference between the income earned on First Texas’ loans and investments and the interest paid on its deposits and its borrowings. Among the factors affecting net interest income are the type, volume and quality of First Texas’ assets, the type and volume of its deposits and the relative sensitivity of its interest-earning assets and its interest-bearing liabilities to changes in market interest rates.
In addition, First Texas’ net income is affected by the fees it receives from other banking services, by gains and losses on loans held for sale, by its required provisions for loan losses and by the level of its operating expenses. All aspects of First Texas’ operations are affected by general market, economic and competitive conditions.
Net Interest Income
Net interest income is the primary source of income for First Texas and represents the amount by which interest and fees generated by earning assets exceed the cost of funds, primarily interest paid to First Texas’ depositors on interest-bearing accounts. The differential or spread between interest income earned and interest expense incurred is affected both by the local and national economies and by competition from other depository and non-depository financial institutions. First Texas closely scrutinizes competitors’ interest rates and attempts to remain competitive in the market while maintaining the highest possible interest spread.
For the six months ended June 30, 2017, net interest income totaled $38.3 million and First Texas posted a net interest margin of 3.77% and a net interest spread of 3.44%. For the six months ended June 30, 2016, net interest income totaled $31.9 million and First Texas posted a net interest margin of 3.90% and a net interest spread of 3.62%.
The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest- earning assets and interest-bearing liabilities, the average assets, liabilities and shareholders’ equity outstanding and the interest earned or paid on such amounts by First Texas for such periods. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Six Months Ended June 30,
	2017			2016
	Average Outstanding Balance(2)	Interest Earned/Paid	Average Yield/Rate(1,3)	Average Outstanding Balance(2)	Interest Earned/Paid	Average Yield/Rate(1,3)
	(Dollars in thousands) (Unaudited)
Assets
Interest-earning assets:
Loans	$1,904,779	$45,792	4.85%	$1,538,384	$36,445	4.76%
Investment securities	63,754	532	1.68%	70,202	605	1.73%
Interest-bearing due from banks	61,086	331	1.09%	27,481	98	0.72%
Restricted equity securities	14,123	246	3.50%	10,598	179	3.40%
Total interest-earning assets	2,043,742	46,901	4.63%	1,646,665	37,327	4.56%
Less allowance for loan losses	(17,951)			(15,290)
Non-interest earning assets:
Cash and due from banks	24,019			22,817
Bank premises and equipment, net	25,659			26,939
Goodwill	37,227			37,227
Bank-owned life insurance	6,919			6,542
Other assets	13,803			13,427
Total noninterest earning assets	107,627			106,952
Total Assets	$2,133,418			$1,738,327
Liabilities and Equity
Interest-bearing liabilities:
NOW accounts	$82,178	$212	0.52%	$76,021	$211	0.56%
Money market and savings	1,001,571	5,113	1.13%	725,054	2,393	0.66%
Time deposits less than $100,000	93,919	368	0.80%	89,234	368	0.83%
Time deposits greater than $100,000	66,413	352	1.08%	88,842	364	0.82%
Repurchase agreements	50,000	1,047	4.22%	50,000	1,053	4.24%
Federal Home Loan Bank advances	110,033	444	0.96%	75,149	174	47.00%
Junior subordinated debentures	8,248	128	3.21%	8,248	108	2.63%
Other borrowings	37,843	986	5.04%	22,163	720	6.53%
Total interest-bearing liabilities	1,450,205	8,650	1.27%	1,134,711	5,391	0.94%
Non-interest bearing liabilities:
Demand deposits	440,475			378,334
Other liabilities	8,127			8,811
Total non-interest bearing liabilities	448,602			387,145
Equity
Shareholders’ Equity	234,611			216,471
Total shareholder’s equity	234,611			216,471
Total Liabilities and Equity	$2,133,418			$1,738,327
Net interest income		$38,251			$31,936
Net interest spread			3.44%			3.62%
Net interest margin			3.77%			3.90%

(1)
Annualized

(2)
The average outstanding balance on investment securities includes the net unrealized gain (loss) on investment securities

(3)
The net interest margin is equal to annualized net interest income divided by average interest-earning assets

The following table compares the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to changes attributable to rate.
	Six Months Ended June 30, 2017 Compared with 2016
	Increase (Decrease) due to
	Volume	Rate	Total
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Loans, including fees	$8,703	$644	$9,347
Investment securities	(56)	(17)	(73)
Interest-bearing due from banks	119	114	233
Restricted equity securities	60	7	67
Total increase (decrease) in interest income	8,826	748	9,574
Interest-bearing liabilities:
NOW accounts	17	(16)	1
Money market and savings	913	1,807	2,720
Time deposits less than $100,000	19	(19)	0
Time deposits greater than $100,000	(92)	80	(12)
Repurchase agreements	0	(6)	(6)
Federal Home Loan Bank advances	81	189	270
Junior subordinated debentures	0	20	20
Other borrowings	265	1	266
Total increase (decrease) in interest expense	1,203	2,056	3,259
Increase (decrease) in net interest income	$7,623	$(1,308)	$6,315

Provision for Loan Losses
The provision for loan losses is a charge against net interest income taken in order to bring First Texas’ allowance for loan losses to a level deemed appropriate by management based on such factors as First Texas’ historical loan loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the loan review process and other relevant factors. First Texas’ management has adopted a methodology for assessing the adequacy of the allowance. Although no assurance can be given, management of First Texas believes that the allowance for loan losses is adequate to cover probable incurred losses in the loan portfolio at June 30, 2017.
For the six months ended June 30, 2017, the provision for loan losses was $2.5 million compared with $1.4 million for the same period in 2016. The higher amount of the provision in the six months ended June 30, 2017, was primarily due to the increase in balance of the loan portfolio.
Noninterest Income
The primary source of noninterest income for First Texas for the six month periods ended June 30, 2017 and 2016 was fiduciary income. Other sources of noninterest income include gain on sale of loans, wire transfer fees, safe deposit box rentals and other banking service-related fees. Also included in this category are net gains or losses realized on the sale of other real estate.
Total noninterest income for the six months ended June 30, 2017, decreased by $80,000, or 1.19%, compared with the same period in 2016. The decrease is mainly attributable to income earned on gain on sale of loans and the loss on the sale of other real estate.

The following table presents, for the periods indicated, the major categories of noninterest income:
	Six Months Ended June 30, 2017 Compared with 2016
	2017	2016	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Service charges	$871	$816	$55
Gain on sale of loans	1,284	1,320	(36)
Bank owned life insurance	123	20	103
Net loss on sale of ORE	(147)	0	(147)
Other noninterest income	4,504	4,559	(55)
Total noninterest income	$6,635	$6,715	$(80)

Noninterest Expense
Generally, noninterest expense is composed of all costs associated with operating First Texas’ business facilities, obtaining and retaining banking customer relationships and providing bank services. The major component of noninterest expense is employee compensation and benefits. Noninterest expenses also include expenses which First Texas incurs in the course of day-to-day operations, such as occupancy expenses, depreciation and amortization of furniture and equipment, professional fees, regulatory fees including FDIC assessments, data processing, advertising and supplies
Noninterest expense for the six months ended June 30, 2017, increased $3.2 million, or 13.15%, to $28.0 million compared with $24.7 million for the comparable period in 2016. The most significant components of the increase were expenses incurred relating to the acquisition and merger expenses related to the sale, as well as higher compensation costs due to staffing increases and stock based compensation plan expenses during the first six months of 2017.
The following table presents, for the periods indicated, the major categories of noninterest expense:
	Six Months Ended June 30, 2017 Compared with 2016
	2017	2016	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Salaries and employee benefits	$18,301	$16,434	$1,867
Net occupancy and equipment expense	2,938	2,882	56
OREO and other repossessed assets expense	10	1	9
Professional fees	1,109	997	112
Data processing costs	1,415	1,339	76
Amortization of intangibles	27	28	(1)
Regulatory fees and FDIC assessments	645	523	122
Office expenses	105	84	21
Acquisition and merger related	630	0	630
Other noninterest expense	2,809	2,448	361
Total noninterest expense	$27,989	$24,736	$3,253

Income Taxes
For the six months ended June 30, 2017, income tax expense totaled $5.0 million, an increase of $671,000, or 15.3% compared with $4.4 million for the same period in 2016. The increase was primarily attributable to higher net income in the six months ended June 30, 2017. The effective tax rate for the six months ended June 30, 2017 and 2016, were 35.0% and 34.9%, respectively.
Financial Condition
Total assets were $2.4 billion at June 30, 2017 and $2.1 billion at December 31, 2016. Total loans were $2.1 billion and total deposits were $1.8 billion at June 30, 2017, an increase of  $344.1 million, or 19.34%, and an increase of  $126.4 million, or 7.64%, respectively, from the corresponding balances at December 31, 2016. Cash and cash equivalents decreased from $189.9 million at December 31, 2016 to $93.0 million at June 30, 2017, as a result of the $96.9 million, or 51.01%, decrease in deposits at the Federal Reserve Bank of Dallas from $175.4 million at December 31, 2016 to $76.5 million at June 30, 2017 primarily due to higher loan balances.
Loan Portfolio
First Texas’ primary lending focus is on commercial and industrial, construction and land development and commercial real estate loans to local businesses. Typically, First Texas’ customers have financing requirements between $0.5 and $10 million. First Texas makes commercial loans primarily to small- and medium-sized businesses and to professionals in its market areas. First Texas offers a variety of commercial loan products including revolving lines of credit, letters of credit, working capital loans and loans to finance accounts receivable, inventory and equipment. Many of First Texas’ commercial loans have floating rates, are for varying terms (generally not exceeding five years), are personally guaranteed by the business owner unless the advance rate is lower than 60% and are secured by accounts receivable, inventory and/or other business assets. In addition to commercial loans secured solely by non-real estate business assets, First Texas makes commercial loans that are secured by owner occupied real estate, as well as other business assets. First Texas’ commercial mortgage loans are secured by first liens on real estate, have floating or fixed interest rates and amortize over a 15 to 25-year period.
In underwriting commercial real property loans, consideration is given to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the borrower’s financial condition. First Texas also makes loans to finance the construction of residential and, to a lesser extent, nonresidential properties. Construction loans generally are secured by first liens on real estate and have floating interest rates. First Texas conducts periodic inspections, either directly or through an architect or other agent, before approval of periodic draws on these loans. Underwriting guidelines similar to those described above with respect to commercial real property are also used in First Texas’ construction lending activities. First Texas also originates automobile, boat, home improvement and other loans to consumers, primarily those who have other deposit or loan relationships with First Texas.
The following table summarizes First Texas’ loan portfolio by type of loan at the dates indicated:
	June 30, 2017 (Unaudited)		December 31, 2016
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial non real estate	$551,849	25.7%	$414,732	23.0%
Commercial real estate	930,954	43.3%	812,975	45.2%
Construction, development and land	347,953	16.2%	282,612	15.7%
Residential real estate	251,731	11.7%	239,189	13.3%
Agriculture	50,178	2.3%	32,273	1.8%
Consumer and other	15,724	0.7%	18,327	1.0%
Total loans	$2,148,389	100.0%	$1,800,108	100.0%
Less deferred fees and costs, net	(5,351)		(3,646)
Loans, net of deferred fees and costs	2,143,038		1,796,462
Less allowance for possible credit losses	(19,545)		(17,105)
Total loans, net	$2,123,493		$1,779,357
At June 30, 2017, loans net of unearned fees and costs had increased $346.6 million, or 19.29%, to $2.1 billion compared with $1.8 billion at December 31, 2016, primarily as the result of continued organic growth.

The contractual maturity or next repricing dates in each maturity range of First Texas’ loan portfolio at June 30, 2017, are summarized in the following table:
	June 30, 2017
	Within One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands) (Unaudited)
Total loans	$1,049,334	$781,674	$312,030	$2,143,038

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The maturity of loans may be substantially less than their contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates, due to the refinancing of adjustable rate and fixed rate loans at lower rates.
Nonperforming Assets
First Texas has several procedures in place to assist in maintaining the overall quality of its loan portfolio. First Texas has established underwriting guidelines to be followed by its officers, and, when applicable, will monitor delinquency levels for any negative or adverse trends. First Texas’ loan review procedures include approval of lending policies and underwriting guidelines by the First Texas board of directors, a semi-annual independent third party loan review, approval of large credit relationships by First Texas’ loan committee and loan quality documentation procedures. There can be no assurance, however, that First Texas’ loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.
The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income.
Placing a loan on nonaccrual status has a two-fold impact on net interest income. First, it may cause a charge against earnings for the interest which had been accrued in the current year but not yet collected on the loan. Second, it eliminates future interest income with respect to that particular loan from First Texas’ revenues. Interest on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. There were three loans totaling $141,000 on nonaccrual status and considered to be nonperforming at June 30, 2017 compared with one loan totaling $60,000 at December 31, 2016.
First Texas may renegotiate the terms of a loan because of deterioration in the financial condition of a borrower. This renegotiation enhances the probability of collection. There were no such loans as of June 30, 2017 and no such loans as of December 31, 2016.
The following table presents information regarding nonperforming assets as of the dates indicated:
	June 30, 2017 (Unaudited)	December 31, 2016
	(Dollars in thousands)
Nonaccrual loans	$141	$60
Accruing loans 90 or more days past due	0	122
Total nonperforming loans	141	182
Other real estate	0	0
Total nonperforming assets	$141	$182
Nonperforming assets to total loans and other real estate	0.01%	0.01%
Nonperforming assets to average earning assets	0.01%	0.01%

First Texas obtains appraisals on loans secured by real estate, as required by applicable regulatory guidelines, and may update such appraisals for loans categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible write downs or appropriate additions to the allowance for loan losses. First Texas records other real estate at fair value at the time of acquisition, less estimated costs to sell.
Allowance for Loan Losses
The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents the amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review First Texas’ allowance for loan losses, and may require First Texas to make changes to the allowance based on their judgment about information available to them at the time of their examinations.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors.
The allowance for loan losses at June 30, 2017, was $19.5 million, which constitutes approximately 0.91% of total loans outstanding at such date. The allowance for possible credit losses at June 30, 2017, represents an increase of  $2.4 million or 14.26% from the allowance of  $17.1 million at December 31, 2016. Although additional losses may occur, management believes the allowance for loan losses at June 30, 2017 to be adequate to absorb probable incurred losses in the loan portfolio at June 30, 2017.
The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:
	As of and for the Six Months Ended June 30, 2017 (Unaudited)	As of and for the Six Months Ended June 30, 2016 (Unaudited)
	(Dollars in thousands)
Balance, beginning of period	$17,105	$14,972
Provision for possible credit losses	2,463	1,382
Loans charged off	(121)	(196)
Recoveries	98	137
Balance, end of period	$19,545	$16,295
Ratios:
Net charge-offs to average loans(1)	0.00%	-0.01%
Net charge-offs to end of period loans(1)	0.00%	-0.01%
Allowance to average loans	1.03%	1.06%
Allowance to end of period loans	0.91%	0.96%
Net charge-offs to allowance(1)	-0.24%	-0.73%

(1)
Information for the six-month periods ended June 30, 2017 and 2016 has been annualized

The following table sets forth the allocation of the allowance for loan losses among various categories of loans at the indicated dates. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any category of loans. All impaired loans have been evaluated for a valuation allowance as of June 30, 2017 and December 31, 2016.
	June 30, 2017 (Unaudited)		December 31, 2016
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial non-real estate	$3,746	19.22%	$2,842	16.62%
Commercial real estate	9,918	50.87%	8,990	52.56%
Construction, development and land	4,467	22.91%	3,598	21.03%
Residential real estate	1,114	5.71%	1,047	6.12%
Agriculture	127	0.65%	127	0.74%
Consumer and other	123	0.63%	501	2.93%
Total allowance for loan losses	$19,495	100.00%	$17,105	100.00%

The allocation in the table above is based on the dollar amount of loans in each category rather than an analysis of specific loans. When management is able to identify specific loans or categories of loans where specific amounts of allowance are required, allocations will be assigned to those loans. There can be no assurance, however, that First Texas will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at June 30, 2017.
Investment Securities
First Texas uses its securities portfolio to provide liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to provide collateral for municipal pledging requirements and to manage asset quality. Securities available for sale totaled $61.8 million at June 30, 2017, compared with $63.3 million at December 31, 2016. Investment securities represented 2.60% of total assets at June 30, 2017, compared with 2.97% at December 31, 2016.
The following tables summarize the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown:
	June 30, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands) (Unaudited)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$32,454	$2	$179	$32,277
Mortgage-backed securities	27,112	101	175	27,038
Municipal securities	0	0	0	0
Other securities	2,756	0	244	2,512
Total securities available for sale	$62,322	$103	$598	$61,827

	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$32,482	$3	$335	$32,150
Mortgage-backed securities	28,730	117	183	28,664
Municipal securities	0	0	0	0
Other securities	2,736	0	254	2,482
Total securities available for sale	$63,948	$120	$772	$63,296

The following table summarizes the contractual maturity of investment securities based on amortized cost and their weighted average yields at the date indicated:
	June 30, 2017
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands) (Unaudited)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$0	0.00%	$30,593	1.52%	$1,861	2.14%	$0	0.00%	$32,454	1.56%
Mortgage-backed securities	25	4.81%	6,264	1.57%	16,005	1.68%	4,818	2.13%	27,112	1.74%
Municipal securities	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Other securities	1,817	2.14%	0	0.00%	0	0.00%	939	2.92%	2,756	2.41%
Total securities available for sale	$1,842		$36,857		$17,866		$5,757		$62,322

Interest Rate Sensitivity Management
Interest rate sensitivity refers to the relationship between market interest rates and net interest income resulting from the repricing of certain assets and liabilities. Interest rate risk arises when an earning asset matures or when its rate of interest changes in a time frame different from that of the supporting interest-bearing liability. One way to reduce the risk of significant adverse effects on net interest income of market rate fluctuations is to minimize the difference between rate sensitive assets and liabilities, referred to as gap, by maintaining an interest rate sensitivity position within a particular time frame.
Maintaining equilibrium between rate sensitive assets and liabilities will reduce some of the risk associated with adverse changes in market rates, but it will not guarantee a stable net interest spread because yields and rates may not change simultaneously and may change by different amounts. These changes in market spreads could materially affect the overall net interest spread even if assets and liabilities were perfectly matched. If more assets than liabilities reprice within a given period, an asset sensitive position or “positive gap” is created (the rate sensitivity ratio is greater than 100%), which means asset rates respond more quickly when interest rates change. During a positive gap, a decline in market rates will have a negative impact on net interest income. Alternatively, where more liabilities than assets reprice in a given period, a liability sensitive position or “negative gap” is created (the rate sensitivity ratio is less than 100%) and a decline in interest rates will have a positive impact on net interest income.
First Texas’ asset-liability committee is comprised of executive management and outside directors who meet at least quarterly to review its interest rate risk position. One of the duties of the committee is to review the financial results provided by an internal interest rate risk model. The interest rate risk model includes a shock test of First Texas’ balance sheet. This shock test simulates the effects of changes in interest rates on First Texas’ earnings, balance sheet and equity capital. The interest rate risk model provides valuable information that is useful in managing First Texas’ interest rate risk.

The following table presents an analysis of First Texas’ interest rate sensitivity position as of the date indicated:
	June 30, 2017
	0 – 90 days	90 – 365 days	After 1 year	Total
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Loans (excluding nonaccruals)	$994,588	$283,520	$864,789	$2,142,897
Investment securities	2,210	5,772	53,845	61,827
Other earning assets	78,217	0	6,477	84,694
Total interest-earning assets	1,075,015	289,292	925,111	2,289,418
Interest-bearing liabilities:
Certificates of deposit	37,845	69,615	32,263	139,723
Other interest-bearing liabilities	1,286,765	0	199,299	1,486,064
Repurchase agreements	50,000	0	0	50,000
Total interest-bearing liabilities	1,374,610	69,615	231,562	1,675,787
Period gap
Cumulative interest rate gap	$(299,595)	$(79,918)	$613,631
Cumulative rate sensitivity ratio	-27.87%	-5.86%	26.80%
Certain shortcomings are inherent in the method of analysis presented in the table above. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. More importantly, changes in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in the calculations in the table.
First Texas faces the risk that interest rates may fall and borrowers might repay their loans sooner than the contractual maturity, forcing First Texas to reinvest in a potentially lower yielding asset. This prepayment would have the effect of lowering the overall portfolio yield, which may result in lower net interest income. First Texas has assumed that these loans will prepay, if the borrower has sufficient incentive to do so, using prepayment tables provided by third party consultants. In addition, some of First Texas’ assets, such as mortgage-backed securities, are held at a premium, and if these assets prepaid, First Texas would have to write down the premium, which would temporarily reduce the yield.
A portion of the securities available for sale have contractual maturity dates through the year 2022, bear fixed rates of interest and are collateralized by residential mortgages. Repayment of principal on these bonds is primarily dependent upon the cash flows from payments made on the underlying mortgage collateral to the bond issuer. Reduced prepayments extend First Texas’ original anticipated holding period, which increases interest rate risk overtime, should market rates increase.
Deposits
First Texas relies primarily on its deposit base to fund its lending. First Texas follows a policy of paying interest rates on interest-bearing accounts that are competitive with other commercial banks in its market area.
Total deposits were $1.8 billion at June 30, 2017, compared with $1.7 billion at December 31, 2016, an increase of  $126.4 million, or 7.64%. At June 30, 2017, demand, NOW, money market and savings deposits accounted for approximately 92.15% of total deposits, while certificates of deposit made up 7.85% of total deposits. Noninterest-bearing demand deposits totaled $454.1 million, or 25.5%, of total deposits at June 30, 2017, compared with $452.9 million, or 27.4%, of total deposits at December 31, 2016, an increase of  $1.2 million, or 0.3%. The average cost of deposits, including noninterest-bearing demand deposits, was 0.8% for the six months ended June 30, 2017, compared with 0.5% for the year ended December 31, 2016.

The following table presents for the periods indicated the average balances and weighted average rates paid on total deposits:
	Six Months Ended June 30, 2017 (Unaudited)		Six Months Ended June 30, 2016 (Unaudited)
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$440,475	0.00%	$378,334	0.00%
Interest-bearing demand deposits	1,083,749	1.08%	801,075	0.65%
Time deposits less than $100,000	93,919	0.79%	89,234	0.83%
Time deposits $100,000 or more	66,413	1.07%	88,842	0.82%
Total deposits	$1,684,556	0.78%	$1,357,485	0.49%

The following table sets forth the amount of First Texas’ certificates of deposit that are $100,000 or greater by the time remaining until maturity as of the date indicated:
As of June 30, 2017
(Dollars in thousands) (Unaudited)
Remaining maturity:
3 months or less	$8,045
Over 3 through 6 months	7,881
Over 6 through 9 months	12,467
Over 9 through 12 months	15,053
Over 12 months	15,602
Total	$59,048

Time deposits of  $100,000 or more are generally solicited from markets served by First Texas. First Texas had $279.1 million in brokered deposits as of June 30, 2017, representing 15.68% of total deposits at such date. Time deposits are a significant source of funds. The amount of deposits in certificates of deposit (“CDs”) including IRA and public funds in amounts of  $100,000 or more was $59.0 million as of June 30, 2017, representing 3.32% of total deposits as of that date.
First Texas’ CD rates are competitive with area financial institutions. However, the rates paid on CDs in amounts of  $100,000 or more normally exceed the rates paid by First Texas on smaller retail deposits. Because CDs in amounts of  $100,000 or more normally command higher rates than smaller retail deposits in the marketplace, such CDs are subject to being moved to other financial institutions if a higher rate can be obtained by the depositor. Thus, CDs in amounts of  $100,000 or more may be considered less stable than other deposits. However, because a large portion of First Texas’ CDs in amounts of  $100,000 or more are owned by customers who have a full banking relationship with First Texas and they have historically renewed their CDs at maturity, First Texas’ management does not consider these CDs to be as volatile as those owned by customers who do not maintain full banking relationships. Interest expense on CDs in amounts of  $100,000 or more was $352,000 for the six months ended June 30, 2017, compared with $364,000 for the three months ended June 30, 2016.
Liquidity
First Texas’ asset and liability management policy is intended to maintain adequate liquidity and thereby enhance its ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements and otherwise sustain operations. First Texas accomplishes this through management of the maturities of its interest-earning assets and interest-bearing liabilities. To the extent practicable, First Texas attempts to match the maturities of its rate sensitive assets and liabilities. Liquidity is monitored daily and overall interest rate risk is assessed through reports showing both sensitivity ratios and existing dollar “gap” data. First Texas believes its present position to be adequate to meet its current and future liquidity needs.

The liquidity of First Texas is maintained in the form of readily marketable investment securities, demand deposits with commercial banks, Federal Reserve Banks, the Federal Home Loan Bank of Dallas, vault cash and federal funds sold. While the minimum liquidity requirement for banks is determined by federal bank regulatory agencies as a percentage of deposit liabilities, First Texas’ management monitors liquidity requirements as warranted by interest rate trends, changes in the economy and the scheduled maturity and interest rate sensitivity of the investment and loan and lease portfolios and deposits.
In addition to the liquidity provided by the foregoing, First Texas has correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. First Texas has established lines of credit totaling $40.0 million with various correspondent financial institutions, which are unsecured. First Texas also has established lines of credit that are secured by real estate loans with the FHLB totaling approximately $557.1 million and has established lines of credit with the Federal Reserve Bank of Dallas that are secured by commercial loans totaling approximately $166.2 million that can also be used as a source of liquidity.
In the ordinary course of its operations, First Texas maintains correspondent bank accounts and interest-bearing deposits with various financial institutions, which aggregated approximately $77.2 million as of June 30, 2017. The largest of these interest-bearing deposit accounts is with the Federal Reserve Bank of Dallas. Each of the correspondent accounts is a demand account and First Texas receives from such correspondents the normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and sales and purchases of federal funds.
Off-Balance Sheet Risk
First Texas is party to various financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. First Texas’ exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. First Texas uses the same credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments.
The following is a summary, as of the date indicated, of the various financial instruments whose contract amounts represent credit risk. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.
June 30, 2017
(Dollars in thousands) (Unaudited)
Commitments to extend credit	$786,398
Standby letters of credit	$5,468
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. First Texas evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by First Texas upon extension of credit, is based on management’s credit evaluation of the counterparty Collateral held varies but may include accounts receivable, inventory, property, single and family residences, property and equipment and income-producing commercial properties.
Standby letters of credit are conditional commitments issued by First Texas to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers. In the event the customer does not perform in accordance with the terms of the agreement with the third party, First Texas would be required to fund the commitment. The maximum potential amount of future payments First Texas could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, First Texas would be entitled to seek recovery from the customer.
Borrowings
First Texas had $40.0 million in unsecured lines of credit with correspondent financial institutions as of June 30, 2017. First Texas had total available borrowings through the FHLB, secured by investment securities and a blanket lien on certain real estate loans, of approximately $557.1 million and $210.0 million in FHLB advances outstanding as of June 30, 2017.
First Texas had total available borrowings in unsecured line of credit with the Federal Reserve Bank of Dallas, secured by certain commercial loans, of approximately $166.2 million and no advances outstanding as of June 30, 2017.
First Texas had a term note with an unaffiliated bank with an unpaid principal balance of  $60 million at June 30, 2017. The term note requires payment of interest only, computed on the unpaid principal balance based on the 90 day London Interbank Offered Rate (LIBOR) plus 2.5% (3.79% at June 30, 2017), and payable quarterly on the first day of each calendar quarter commencing on July 1, 2017 through April 1, 2018. The entire unpaid principal amount thereof, together with the accrued interest shall become due on May 31, 2018 or upon the closing with Simmons First National Corporation, whichever happens first. The purpose of the loan was to provide a capital cushion and to fund the robust loan growth experienced by the bank. First Texas utilized $27.5 million of the loan proceeds to infuse capital into the bank. The loan is collateralized by the common stock of First Texas Bank.
First Texas had $50.0 million in repurchase agreements as of June 30, 2017. In February 2008, First Texas entered into three structured repurchase transactions with two money center banks (counterparties). These are “securities sold under agreement to repurchase” transactions with 10 year maturities. Each had an initial fixed rate for either a two or three year period, and then began floating at a rate of 7% or 8% minus the three month LIBOR rate, with a cap. Each is callable by the counterparty after the initial fixed rate term and are callable quarterly thereafter until maturity. The securities sold are mortgage-backed securities issued by agencies of the U.S. Government and were sold with a margin requirement as disclosed in a table below. Since the underlying securities amortize monthly and are subject to market value fluctuations, margin calls are expected and the collateral is often exchanged by First Texas with the agreement of the counterparties. $40.0 million of the repurchase agreements mature on February 22, 2018 and the remaining $10.0 million mature on March 4, 2018.
First Texas had approximately $8.2 million in junior subordinated debentures as of June 30, 2017. On August 13, 2007, First Texas BHC Statutory Trust II, a Delaware statutory trust and wholly owned finance subsidiary of First Texas, issued 8,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of approximately $8.0 million, the trust preferred securities will mature on September 15, 2037.
First Texas had approximately $22.0 million in subordinated debt as of June 30, 2017, which was issued in late 2013 in the form of interest-bearing subordinated promissory notes. The notes accrue interest each quarter at a floating rate equal to the daily average of the Wall Street Journal prime rate for the immediately prior quarterly period, with a minimum interest rate of 6.0% and a maximum interest rate of 8.50% per annum upon issuance and until maturity or redemption. The notes, at First Texas’ sole discretion, may be redeemed in whole or in part, on any interest payment date occurring on or after September 30, 2018 or on an earlier date in certain limited circumstances, subject to receipt of all necessary regulatory approvals. The principal amount of each note that has not been redeemed will be payable at maturity on September 30, 2023. The notes were structured to qualify as Tier 2 capital under applicable Federal Reserve regulations.
Capital Resources
Shareholders’ equity for First Texas was $239.8 million as of June 30, 2017, compared with $226.8 million at December 31, 2016, an increase of  $12.9 million, or 5.69%.

First Texas is subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of the bank subsidiaries’ assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The First Texas subsidiaries’ capital amounts and classification are also subject to qualitative judgments by the regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for First Texas on January 1, 2016 with full compliance with all of the requirements being phased in over a multi-year schedule and fully phased in by January 1, 2019. Beginning in January 2017, the implementation of the capital conservation buffer was effective for First Texas starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on First Texas’ ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes that as of June 30, 2017, First Texas and its bank subsidiary meet all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2017 and December 31, 2016, the most recent notifications from the bank subsidiary’s primary regulator categorized First Texas’ bank subsidiary as well capitalized. First Texas’ management believes that no conditions or events have occurred since the notification that resulted in a change of the institutions’ categories.
Actual and required capital amounts (in thousands) and ratios are presented in the table below:
	June 30, 2017
	Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions		Actual Ratio
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands) (Unaudited)
First Texas BHC, Inc.
Total capital (to risk weighted assets)	$191,865	8.00%	$239,831	10.00%	$252,281	10.52%
Tier 1 capital (to risk weighted assets)	143,899	6.00%	191,865	8.00%	210,759	8.79%
Common Tier 1 capital (to risk weighted assets)	107,924	4.50%	155,890	6.50%	202,759	8.45%
Leverage (Tier 1 capital to average assets)	86,790	4.00%	108,488	5.00%	210,759	9.71%
Southwest Bank
Total capital (to risk weighted assets)	$191,621	8.00%	$239,527	10.00%	$295,099	12.32%
Tier 1 capital (to risk weighted assets)	143,716	6.00%	191,621	8.00%	275,554	11.50%
Common Tier 1 capital (to risk weighted assets)	107,787	4.50%	155,692	6.50%	275,554	11.50%
Leverage (Tier 1 capital to average assets)	86,675	4.00%	108,344	5.00%	275,554	12.72%

For the Years Ended December 31, 2016 and 2015
Overview
At December 31, 2016, First Texas had total assets of  $2.1 billion, total loans of  $1.8 billion, total deposits of  $1.7 billion and shareholders’ equity of  $226.8 million compared to total assets of  $1.8 billion, total loans of  $1.5 billion, total deposits of  $1.4 billion and shareholders’ equity of  $236.6 million at December 31, 2015.
The decrease in shareholders’ equity of  $9.8 million or 4.12% from December 31, 2015, to December 31, 2016, was primarily due to the redemption of 29,822 shares of First Texas’ Senior Non-cumulative Perpetual Preferred Stock, issued as authorized by the Small Business Lending Fund Program, for $29.8 million offset by the net income attributable to First Texas shareholders of approximately $18.6 million during the year ended December 31, 2016.
For the year ended December 31, 2016, First Texas posted net income attributable to First Texas shareholders of  $18.6 million, or $2.40 per basic and $2.18 diluted common share, , respectively, and had a return on average assets of 1.0% and a return on average equity of 8.5% for the year ended December 31, 2015, First Texas posted net income attributable to First Texas shareholders of  $14.9 million or $2.16 per basic and $1.89 diluted common share, respectively, and had a return on average assets of 0.93% and a return on average equity of 7.46%.
Results of Operations
Net Interest Income
For the year ended December 31, 2016, net interest income totaled $67.9 million and First Texas posted a net interest margin of 3.85% and a net interest spread of 3.57% for the year ended December 31, 2015, net interest income totaled $59.2 million and First Texas posted a net interest margin of 3.85% and a net interest spread of 3.56%. Net interest income increased $8.7 million for the year ended December 31, 2016, compared with the year ended December 31, 2015, primarily as a result of an increase in volume of interest-earning assets. The increase in volume was partially offset by a decrease in yields on all earning asset types and an increase in interest-bearing liability volumes.
The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average assets, liabilities and shareholders’ equity outstanding and the interest earned or paid on such amounts by First Texas for such periods. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods.

	Year Ended December 31
	2016			2015
	Average Outstanding Balance(1)	Interest Earned/Paid	Average Yield/Rate(2)	Average Outstanding Balance(1)	Interest Earned/Paid	Average Yield/Rate(2)
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$1,642,785	$77,971	4.75%	$1,405,305	$67,771	4.82%
Investment securities	66,973	1,134	1.69%	71,802	1,235	1.72%
Interest-bearing due from banks	40,837	251	0.61%	53,458	157	0.29%
Restricted equity securities	12,673	398	3.14%	8,250	340	4.12%
Total interest-earning assets	1,763,268	79,754	4.52%	1,538,815	69,503	4.52%
Less allowance for loan losses	(16,037)	(14,137)
Non-interest earning assets:
Cash and due from banks	23,506			21,037
Bank premises and equipment, net	26,573			27,622
Goodwill	37,227			37,227
Bank-owned life insurance	6,636			6,366
Other assets	13,909			12,252
Total noninterest earning assets	107,851			104,504
Total Assets	$1,855,082			$1,629,182
Liabilities and Equity
Interest-bearing liabilities:
NOW accounts	$77,383	$423	0.55%	$75,705	$434	0.57%
Money market and savings	784,481	5,568	0.71%	701,461	4,371	0.62%
Time deposits less than $100,000	91,627	753	0.82%	89,553	701	0.78%
Time deposits greater than $100,000	85,897	727	0.85%	91,497	662	0.72%
Repurchase agreements	50,000	2,117	4.23%	50,000	2,112	4.22%
Federal Home Loan Bank advances	101,002	447	0.44%	9,867	13	0.13%
Junior subordinated debentures	8,248	225	2.73%	8,248	192	2.33%
Other borrowings	27,091	1,591	5.87%	29,017	1,834	6.32%
Total interest-bearing liabilities	1,225,729	11,851	0.95%	1,055,348	10,319	0.96%
Non-interest bearing liabilities:
Demand deposits	400,808			360,288
Other liabilities	8,857			8,515
Total non-interest bearing liabilities	409,665			368,803
Equity
Shareholders’ Equity	219,688			205,031
Total shareholder’s equity	219,688			205,031
Total Liabilities and Equity	$1,855,082			$1,629,182
Net interest income		$67,903			$59,184
Net interest spread			3.57%			3.56%
Net interest margin			3.85%			3.85%

(1)
The average outstanding balance on investment securities includes the net unrealized gain (loss) on investment securities

(2)
The net interest margin is equal to annualized net interest income divided by average interest-earning assets

The following tables compare the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of these tables, changes attributable to both rate and volume which cannot be segregated have been allocated to changes attributable to rate.

	Year Ended December 31,2016 Compared with 2015
	Increase (Decrease) due to
	Volume	Rate	Total
	(Dollars in thousands)
Interest-earning assets:
Loans, including fees	$11,550	($1,350)	$10,200
Investment securities	(83)	(18)	(101)
Interest-bearing due from banks	(37)	131	94
Restricted equity securities	183	(125)	58
Total increase (decrease) in interest income	11,613	(1,362)	10,251
Interest-bearing liabilities:
NOW accounts	10	(21)	(11)
Money market and savings	517	680	1,197
Time deposits less than $100,000	16	36	52
Time deposits greater than $100,000	(41)	106	65
Repurchase agreements	0	5	5
Federal Home Loan Bank advances	120	314	434
Junior subordinated debentures	0	33	33
Other borrowings	(243)	0	(243)
Total increase (decrease) in interest expense	379	1,153	1,532
Increase (decrease) in net interest income	$11,234	$(2,515)	$8,719

Provision for Loan Losses
The provision for loan losses is a charge against net interest income taken in order to bring First Texas’ allowance for loan losses to a level deemed appropriate by management based on such factors as First Texas’ historical loan loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the loan review process and other relevant factors. First Texas’ management has adopted a methodology for assessing the adequacy of the allowance. Although no assurance can be given, management believes that the allowance for loan losses was adequate to cover probable incurred losses in the loan portfolio at December 31, 2016.
For the year ended December 31, 2016, the provision for loan losses was $2.1 million compared with $1.6 million for the same period in 2015. The increase in the provision was primarily due to the increase in balances in the loan portfolio.
Noninterest Income
Total noninterest income for the year ended December 31, 2016 increased by $631,000, or 4.82% to $13.7 million compared to the noninterest income of  $13.1 million for the year ended December 31, 2015. The increase was mainly attributable to an increase in service charges.
The following tables present, for the periods indicated, the major categories of noninterest income:
	Year Ended December 31, 2016 Compared with 2015
	2016	2015	Increase (Decrease)
	(Dollars in thousands)
Service charges	$1,688	$1,563	$125
Gain on sale of loans	2,970	2,912	58
Bank owned life insurance	103	47	56
Net loss on sale of ORE	(291)	(28)	(263)
Other noninterest income	9,256	8,601	655
Total noninterest income	$13,726	$13,095	$631

Noninterest Expense
Noninterest expense for the year ended December 31, 2016 increased $3.9 million, or 8.3%, to $50.9 million compared with noninterest expense of  $47.0 million for the year ended December 31, 2015. The most significant component of the increase was higher compensation costs.
The following tables present for the periods indicated, the major categories of noninterest expense:
	Year Ended December 31, 2016 Compared with 2015
	2016	2015	Increase (Decrease)
	(Dollars in thousands)
Salaries and employee benefits	$33,536	$30,519	$3,017
Net occupancy and equipment expense	5,873	5,830	43
Loss on sale of OREO and expenses (OREO and other repossessed assets	117	10	107
Professional fees	2,280	1,925	355
Data processing costs	2,794	2,529	265
Amortization of intangibles	55	55	0
Regulatory fees and FDIC assessments	1,036	976	60
Office expenses	185	189	(4)
Acquisition and merger related	0	0	0
Other noninterest expense	4,975	4,932	43
Total noninterest expense	$50,851	$46,965	$3,886

Income Taxes
For the year ended December 31, 2016, income tax expense was $10.0 million compared with $8.5 million for the year ended December 31, 2015. The changes were directly attributable to increases in net income. The effective tax rate for financial reporting for the years ended December 31, 2016 and 2015 was 35.1% and 35.8%, respectively.
Financial Condition
At December 31, 2016, total assets were $2.1 billion, an increase of  $376.5 million, or 21.48% from total assets of  $1.8 billion at December 31, 2015. Total loans were $1.8 billion and total deposits were $1.5 billion at December 31, 2016, an increase of  $300.7 million, or 20.1% and $297.1 million, or 21.9% respectively, from the corresponding balances at December 31, 2015. Cash and cash equivalents were $189.9 million at December 31, 2016, an increase of  $81.1 million from December 31, 2015, which increase was primarily due to the increase in interest-bearing due from bank balances.

Loan Portfolio
The following table summarizes First Texas’ gross loan portfolio before unearned fees by type of loan at the dates indicated:
	December 31, 2016		December 31, 2015
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial non real estate	$414,732	23.0%	$375,261	25.0%
Commercial real estate	812,975	45.2%	650,337	43.4%
Construction, development and land	282,612	15.7%	224,431	15.0%
Residential real estate	239,189	13.3%	211,702	14.1%
Agriculture	32,273	1.8%	17,296	1.2%
Consumer	18,327	1.0%	19,064	1.3%
Total loans	$1,800,108	100.0%	$1,498,091	100.0%
Less deferred fees and costs, net	(3,646)		(2,301)
Loans, net of deferred fees and costs	1,796,462		1,495,790
Less allowance for possible credit losses	(17,105)		(14,972)
Total loans, net	$1,779,357		$1,480,818
At December 31, 2016, loans net of unearned fees had increased $300.1 million, or 20.1%, to $1.8 billion compared with $1.5 billion at December 31, 2015. Loans increased from period to period primarily due to increase in loan demand from customers.
The contractual maturity or next repricing dates in each maturity range of First Texas’ loan portfolio at December 31, 2016, are summarized in the following table:
	12/31/2016
	Within One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Total loans, net of deferred fees and costs	$924,753	$621,055	$250,654	$1,796,462

Nonperforming Assets
First Texas had $60,000 in loans on nonaccrual status at December 31, 2016. First Texas had $1.4 million in loans on nonaccrual status at December 31, 2015.
First Texas may renegotiate the terms of a loan because of deterioration in the financial condition of a borrower. This renegotiation enhances the probability of collection. First Texas had no restructured loans due to deterioration of the borrower’s financial condition for the years ended December 31, 2016 and 2015, respectively.
Allowance for Loan Losses
The allowance for loan losses at December 31, 2016 was $17.1 million, which was 0.95% of total loans outstanding, net of unearned fee income, at such date. The allowance for loan losses at December 31, 2016, represented an increase of  $2.1 million, or 14.25% from the allowance of  $15.0 million at December 31, 2015, which increase resulted from First Texas’ continued loan growth.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:
	As of and for the Year Ended December 31, 2016	As of and for the Year Ended December 31, 2015
	(Dollars in thousands)
Balance, beginning of period	$14,972	$13,648
Provision for possible credit losses	2,109	1,634
Loans charged off	(319)	(491)
Recoveries	343	181
Balance, end of period	$17,105	$14,972
Ratios:
Net (charge-offs) recoveries to average loans	0.00%	-0.02%
Net (charge-offs) recoveries to end of period loans	0.00%	-0.02%
Allowance to average loans	1.04%	1.07%
Allowance to end of period loans	0.95%	1.00%
Net (charge-offs) recoveries to allowance	0.14%	-2.07%
The following table sets forth the allocation of the allowance for loan losses among various categories of loans at the indicated dates. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any category of loans.
	December 31, 2016		December 31, 2015
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial non-real estate	$2,842	16.62%	$2,852	19.05%
Commercial real estate	8,990	52.56%	7,658	51.15%
Construction, development and land	3,598	21.03%	3,234	21.60%
Residential real estate	1,047	6.12%	960	6.41%
Agriculture	127	0.74%	67	0.45%
Consumer and other	501	2.93%	201	1.34%
Total allowance for loan losses	$17,105	100.00%	$14,972	100.00%

There can be no assurance that First Texas will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2016.
Investment Securities
First Texas uses its securities portfolio to provide liquidity for cash requirements, manage interest rate risk, provide a source of income, provide collateral for municipal pledging requirements and manage asset quality. Securities available for sale totaled $63.3 million and $70.7 million at December 31, 2016 and 2015, respectively.

The following tables summarize the amortized cost of securities classified as available for sale and held to maturity and their approximate fair values as of the dates shown:
	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$32,482	$3	$335	$32,150
Mortgage-backed securities	28,730	117	183	28,664
Municipal securities	0	0	0	0
Other securities	2,736	0	254	2,482
Total securities available for sale	$63,948	$120	$772	$63,296

	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$32,795	$0	$267	$32,528
Mortgage-backed securities	35,748	211	205	35,754
Municipal securities	0	0	0	0
Other securities	2,692	5	230	2,467
Total securities available for sale	$71,235	$216	$702	$70,749

The following table summarizes the contractual maturity of investment securities based on amortized cost and their weighted average yields as of the date indicated:
	December 31, 2016
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$0	0.00%	$17,618	1.28%	$14,864	1.83%	$0	0.00%	$32,482	1.53%
Mortgage-backed securities	0	0.00%	5,115	1.89%	21,360	1.63%	2,255	1.94%	28,730	1.70%
Municipal securities	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Other securities	1,798	2.25%	0		0	0.00%	938	2.96%	2,736	2.49%
Total securities available for sale	$1,798		$22,733		$36,224		$3,193		$63,948

Deposits
Total deposits were $1.7 billion at December 31, 2016 compared with $1.4 billion at December 31, 2015, an increase of  $297,000 or 21.90%. The increase in deposits as of December 31, 2016 is primarily from various sources including brokered deposits and additional deposits from new borrowers. At December 31, 2016, demand, NOW, money market and savings deposits accounted for approximately 89.6% of total deposits, while certificates of deposit (including IRAs) made up 10.5% of total deposits. Noninterest-bearing demand deposits totaled $452.9 million, or 27.4%, of total deposits at December 31, 2016 compared with $389.3 million, or 28.7% of total deposits at December 31, 2015, an increase of  $63.6 million or 16.3%. The average cost of deposits, including noninterest-bearing demand deposits, was 0.52% for the year ended December 31, 2016, compared with 0.47% for the year ending December 31, 2015.

The following table presents for the periods indicated the average balances and weighted average rates paid on total deposits:
	Year Ended December 31,
	2016		2015
	Average Outstanding Balance	Average Yield/Rate	Average Outstanding Balance	Average Yield/ Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$400,808	0.00%	$360,288	0.00%
Interest-bearing demand deposits	861,864	0.70%	777,166	0.62%
Time deposits less than $100,000	91,627	0.82%	89,553	0.78%
Time deposits $100,000 or more	85,897	0.85%	91,497	0.72%
Total deposits	$1,440,196	0.52%	$1,318,504	0.47%

The following table sets forth the amount of First Texas’ certificates of deposit that are $100,000 or greater by the time remaining until maturity as of the date indicated:
As of December 31, 2016
(Dollars in thousands)
Remaining maturity:
3 months or less	$14,701
Over 3 through 6 months	12,069
Over 6 through 9 months	6,682
Over 9 through 12 months	8,529
Over 12 months	18,219
Total	$60,200

Time deposits of  $100,000 or more are generally solicited from markets served by First Texas. The aggregate amount of time deposits in amounts of  $100,000 or more at December 31, 2016 and 2015, was approximately $60.2 million and $62.2 million, respectively. The decrease in time deposits from period to period was primarily due to fewer long term time deposits as a result of lower interest rates. First Texas had $269.0 million in brokered deposits as of December 31, 2016, representing 16.2% of total deposits as of such date. Time deposits are a significant source of funds. The amount of deposits in CDs including IRA and public funds in amounts of  $100,000 or more was 3.6% and 4.6% of total deposits as of December 31, 2016 and 2015, respectively.
Interest expense on time deposits in amounts of  $100,000 or more was $727,000 and $662,000 for the years ended December 31, 2016 and 2015, respectively. The increase in interest expense for the year ended December 31, 2016, compared with 2015 was primarily the result of rate increases.
Liquidity
In the ordinary course of its operations, First Texas maintains correspondent bank accounts with various banks, which accounts aggregated approximately $190.0 million and $109.0 million as of December 31, 2016 and 2015, respectively. The largest of these accounts was with the Federal Reserve Bank of Dallas. As of December 31, 2016, the balance in this account was approximately $175.0 million. Each of the correspondent accounts is a demand account and First Texas receives from such correspondents the normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and sales and purchases of federal funds.
First Texas maintains correspondent relationship with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. First Texas also had established lines of credit in the amount of  $40.0 million and $20.0 million with correspondent financial institutions during the year ended December 31, 2016 and the year ended December 31, 2015, respectively. No amounts were outstanding under those lines of credit at December 31, 2016. $5.0 million was outstanding under those lines of credit at December 31, 2015.

First Texas also has established lines of credit that are secured by real estate loans with the FHLB totaling approximately $529.0 million and $519.0 million as of December 31, 2016 and 2015, respectively. In addition, First Texas has established lines of credit with the Federal Reserve Bank of Dallas that are secured by commercial loans totaling approximately $142.0 million and $122.0 million as of December 31, 2016 and 2015, respectively. Both of these lines of credit can also be used as a source of liquidity.
Off-Balance Sheet Risk
The following is a summary, at December 31, 2016, of the various financial instruments whose contract amounts represent credit risk. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.
December 31, 2016
(Dollars in thousands)
Commitments to extend credit	$587,350
Standby letters of credit	$3,483
Borrowings
First Texas had total available borrowings through the FHLB, secured by investment securities and a blanket lien on certain real estate loans, of approximately $529.0 million and $519.0 million and approximately $150.0 million and $65.0 million in FHLB advances outstanding at December 31, 2016 and 2015, respectively.
First Texas had total available borrowings through the FRB, secured by certain commercial loans, of approximately $142.0 million and $122.0 million at December 31, 2016 and 2015, respectively. No borrowings on its line with the FRB were outstanding at December 31, 2016 or 2015.
First Texas had total available borrowings on its line of credit through correspondent banks of approximately $40.0 million and $20.0 million and $0.0 million and $5.0 million in advances on lines of credit with correspondent banks were outstanding at December 31, 2016 and 2015, respectively.
First Texas has a line of credit with an unaffiliated bank with a maximum advanceable amount up to $25.0 million at December 31, 2016 and 2015. Advances totaled $10.0 million at December 31, 2016. There were no advances on the line of credit at December 31, 2015.
First Texas had a total of  $50.0 million in outstanding repurchase agreements at December 31, 2016 and 2015.
First Texas also had approximately $8.0 million in outstanding balances of junior subordinated debentures at December 31, 2016 and 2015; along with approximately $22.0 million in outstanding balances of subordinated debt at December 31, 2016 and 2015.
Capital Resources
Shareholders’ equity of First Texas was $226.8 million at December 31, 2016 and $236.6 million at December 31, 2015, a decrease of approximately $9.8 million, or 4.1%, due primarily to the repurchase of approximately $29.8 million of SBLF Preferred Stock, offset by the net income attributable to First Texas shareholders of approximately $ 18.6 million for the year ended December 31, 2016.
First Texas is subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of the bank subsidiary assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiaries’ capital amounts and classification are also subject to qualitative judgments by the regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for First Texas on January 1, 2016 with full compliance with all of the requirements being phased in over a multi-year schedule and fully phased in by January 1, 2019. Beginning in January 2017, the implementation of the capital conservation buffer was effective for First Texas starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.50% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on First Texas’ ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes that as of December 31, 2016, First Texas and its bank subsidiary meet all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2016 and 2015, the most recent notification from the bank subsidiary’s primary regulator categorized First Texas’ bank subsidiary as well-capitalized. First Texas’ management believes that no conditions or events have occurred since the notification that resulted in a change of the institutions’ categories.
Actual and required capital amounts (in thousands) and ratios are presented in the table below:
	December 31, 2016
	Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions		Actual Ratio
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
First Texas BHC, Inc.
Total capital (to risk weighted assets)	$157,896	8.00%	$197,371	10.00%	$237,002	12.01%
Tier 1 capital (to risk weighted assets)	118,422	6.00%	157,896	8.00%	197,928	10.03%
Common Tier 1 capital (to risk weighted assets)	88,817	4.50%	128,291	6.50%	189,928	9.62%
Leverage (Tier 1 capital to average assets)	78,879	4.00%	98,599	5.00%	197,928	10.04%
Southwest Bank
Total capital (to risk weighted assets)	$157,720	8.00%	$197,150	10.00%	$243,865	12.37%
Tier 1 capital (to risk weighted assets)	118,290	6.00%	157,720	8.00%	226,760	11.50%
Common Tier 1 capital (to risk weighted assets)	88,718	4.50%	128,148	6.50%	226,760	11.50%
Leverage (Tier 1 capital to average assets)	78,695	4.00%	98,369	5.00%	226,760	11.53%

For the Years Ended December 31, 2015 and 2014
Results of Operations
Overview
At December 31, 2015, First Texas had total assets of  $1.8 billion, total loans of  $1.5 billion, total deposits of  $1.4 billion and shareholders’ equity of  $236.6 million, compared to total assets of  $1.6 billion, total loans of  $1.4 billion, total deposits of  $1.3 billion and shareholders’ equity of  $186.5 million at December 31, 2014.
The increase in shareholders’ equity of  $50 million or 26.8% from December 31, 2014 to December 31, 2015, was primarily due to the issuance of  $34.0 million of First Texas’ common stock and the net income attributable to First Texas shareholders of approximately $15.2 million during the year ended December 31, 2015.
For the year ended December 31, 2015, First Texas posted net income attributable to First Texas shareholders of  $14.9 million, or $2.16 per basic and $1.89 diluted common share respectively attributable to First Texas shareholders and had a return on average assets of 0.93% and a return on average equity of 7.46%. For the year ended December 31, 2014, First Texas had posted net income attributable to First Texas shareholders of  $10.7 million or $1.85 per basic and $1.53 diluted common share respectively attributable to First Texas shareholders and had a return on average assets of 0.76% and a return on average equity of 6.94%.
Results of Operations
Net Interest Income
For the year ended December 31, 2015, net interest income totaled $59.2 million and First Texas posted a net interest margin of 3.85% and a net interest spread of 3.56%. For the year ended December 31, 2014, net interest income totaled $53.5 million and First Texas posted a net interest margin of 3.97% and a net interest spread of 3.70%. Net interest income increased $5.6 million for the year ended December 31, 2015 compared with the year ended December 31, 2014, primarily as a result of an increase in the amount of interest-earning assets.
The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average assets, liabilities and shareholders’ equity outstanding and the interest earned or paid on such amounts by First Texas for such periods. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods.

	Year Ended December 31
	2015			2014
	Average Outstanding Balance(1)	Interest Earned/Paid	Average Yield/Rate(2)	Average Outstanding Balance(1)	Interest Earned/Paid	Average Yield/Rate(3)
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$1,405,305	$67,771	4.82%	$1,247,307	$61,357	4.92%
Investment securities	71,802	1,235	1.72%	77,620	1,392	1.79%
Interest-bearing due from banks	53,458	157	0.29%	15,595	48	0.31%
Restricted equity securities	8,250	340	4.12%	7,640	321	4.20%
Total interest-earning assets	1,538,815	69,503	4.52%	1,348,162	63,118	4.68%
Less allowance for loan losses	(14,137)			(12,579)
Non-interest earning assets:
Cash and due from banks	21,037			17,433
Bank premises and equipment, net	27,622			27,964
Goodwill	37,227			37,227
Bank-owned life insurance	6,366			6,002
Other assets	12,252			12,644
Total noninterest earning assets	104,504			101,270
Total Assets	$1,629,182			$1,436,853
Liabilities and Equity
Interest-bearing liabilities:
NOW accounts	$75,705	$434	0.57%	$65,943	$383	0.58%
Money market and savings	701,461	4,371	0.62%	612,221	3,680	0.60%
Time deposits less than $100,000	89,553	701	0.78%	71,496	391	0.55%
Time deposits greater than $100,000	91,497	662	0.72%	87,235	548	0.63%
Repurchase agreements	50,000	2,112	4.22%	50,000	2,110	4.22%
Federal Home Loan Bank advances	9,867	13	0.13%	31,499	45	0.14%
Junior subordinated debentures	8,248	192	2.33%	8,248	187	2.27%
Other borrowings	29,017	1,834	6.32%	35,882	2,235	6.23%
Total interest-bearing liabilities	1,055,348	10,319	0.96%	962,524	9,579	0.98%
Non-interest bearing liabilities:
Demand deposits	360,288			306,834
Other liabilities	8,515			8,646
Total non-interest bearing liabilities	368,803			315,480
Equity
Shareholders’ Equity	205,031			158,849
Total shareholder’s equity	205,031			158,849
Total Liabilities and Equity	$1,629,182			$1,436,853
Net interest income		$59,184			$53,539
Net interest spread			3.56%			3.70%
Net interest margin			3.85%			3.97%

(1)
The average outstanding balance on investment securities includes the net unrealized gain (loss) on investment securities

(2)
The net interest margin is equal to annualized net interest income divided by average interest-earning assets

The following table compares the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to changes attributable to rate.

	Three Months Ended December 31, 2015 Compared with 2014
	Increase (Decrease) due to
	Volume	Rate	Total
	(Dollars in thousands)
Interest-earning assets:
Loans, including fees	$7,789	$(1,375)	$6,414
Investment securities	(104)	(53)	(157)
Interest-bearing due from banks	116	(7)	109
Restricted equity securities	25	(6)	19
Total increase (decrease) in interest income	7,826	(1,441)	6,385
Interest-bearing liabilities:
NOW accounts	57	(6)	51
Money market and savings	536	155	691
Time deposits less than $100,000	99	211	310
Time deposits greater than $100,000	27	87	114
Repurchase agreements	0	2	2
Federal Home Loan Bank advances	(31)	(1)	(32)
Junior subordinated debentures	0	5	5
Other borrowings	401	0	401
Total increase (decrease) in interest expense	1,089	453	1,542
Increase (decrease) in net interest income	$6,737	$(1,894)	$4,843

Provision for Loan Losses
The provision for loan losses is a charge against net interest income taken in order to bring First Texas’ allowance for loan losses to a level deemed appropriate by management based on such factors as First Texas’ historical loan loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the loan review process and other relevant factors. Management has adopted a methodology for assessing the adequacy of the allowance. First Texas’ management believes that the allowance for loan losses was adequate to cover probable incurred losses in the loan portfolio at December 31, 2015.
For the year ended December 31, 2015, the provision for loan losses was $1.6 million compared with $2.2 million for the same period in 2014. The year-over-year decrease in the provision was primarily due to improving credit quality of the loan portfolio as well as improved economic conditions in First Texas’ market areas.
Noninterest Income
Total noninterest income for the year ended December 31, 2015 increased by $2.7 million, or 25.56% to $13.1 million compared to the noninterest income of  $10.4 million for the year ended December 31, 2014. The increase was mainly attributable to an increase in gain on sale of loans and the increase in fiduciary income.

The following tables present, for the periods indicated, the major categories of noninterest income:
	Year Ended December 31, 2015 Compared with 2014
	2015	2014	Increase (Decrease)
	(Dollars in thousands)
Service charges	$1,563	$1,459	$104
Gain on sale of loans	2,912	1,939	973
Bank owned life insurance	47	150	(103)
Net gain (loss) on sale of ORE	(28)	96	(124)
Other noninterest income	8,601	6,785	1,816
Total noninterest income	$13,095	$10,429	$2,666

Noninterest Expense
Noninterest expense for the year ended December 31, 2015 increased by 5.3% to $47.0 million compared with noninterest expense of  $44.6 million for the year ended December 31, 2014. The most significant component of the increase was higher compensation costs.
The following tables present for the periods indicated, the major categories of noninterest expense:
	Year Ended December 31, 2015 Compared with 2014
	2015	2014	Increase (Decrease)
	(Dollars in thousands)
Salaries and employee benefits	$30,519	$27,881	$2,638
Net occupancy and equipment expense	5,830	5,890	(60)
Loss on sale of OREO and expenses (OREO and other repossessed assets	10	60	(50)
Professional fees	1,925	2,483	(558)
Data processing costs	2,529	2,187	342
Amortization of intangibles	55	786	(731)
Regulatory fees and FDIC assessments	976	930	46
Office expenses	189	205	(16)
Acquisition and merger related	0	0	0
Other noninterest expense	4,932	4,180	752
Total noninterest expense	$46,965	$44,602	$2,363

Income Taxes
First Texas’ income tax expense grew by 36.7% in the year ended December 31, 2015 compared with the prior year due to the increase in First Texas operating income before income taxes from the year ended December 31, 2015 that was $23.7 million versus $17.2 million of operating income in the prior year. First Texas’ effective tax rate for the year ended December 31, 2015 was 35.76% compared with an effective rate of 36.10%.
Financial Condition
At December 31, 2015, total assets were $1.8 billion, an increase of  $131 million, or 8.09%, from total assets of  $1.6 billion at December 31, 2014. Total loans were $1.5 billion and total deposits were $1.4 billion at December 31, 2015, an increase of  $127.5 million, or 9.31%, and $103.7 million, or 8.3% respectively, from the corresponding balances at December 31, 2014. Cash and cash equivalents were $108.8 million at December 31, 2015, an increase of  $8.8 million from December 31, 2014.

Loan Portfolio
The following table summarizes First Texas’ gross loan portfolio before unearned fees by type of loan at the dates indicated:
	December 31, 2015		December 31, 2014
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial non real estate	$375,261	25.0%	$396,000	28.9%
Commercial real estate	650,337	43.4%	533,365	38.9%
Construction, development and land	224,431	15.0%	215,385	15.7%
Residential real estate	211,702	14.1%	188,053	13.7%
Agriculture	17,296	1.2%	18,050	1.3%
Consumer and other	19,064	1.3%	19,559	1.4%
Total loans	$1,498,091	100.0%	$1,370,412	100.0%
Less deferred fees and costs, net	(2,301)		(2,075)
Loans, net of deferred fees and costs	1,495,790		1,368,337
Less allowance for possible credit losses	(14,972)		(13,648)
Total loans, net	$1,480,818		$1,354,689
At December 31, 2015, loans net of unearned fees and costs had increased $127.5 million, or 9.3% to $1.5 billion compared with $1.4 billion at December 31, 2014. Loans increased from period to period primarily due to loan demand from customers.
The contractual maturity or next repricing dates in each maturity range of First Texas’ loan portfolio at December 31, 2015, are summarized in the following table:
	December 31, 2015
	Within One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Total loans, net of deferred fees and costs	$807,610	$481,967	$206,213	$1,495,790

Nonperforming Assets
First Texas had loans with an aggregate principal balance of  $1.4 million on nonaccrual status at December 31, 2015 and $2.2 million in loans on nonaccrual status at December 31, 2014. First Texas may renegotiate the terms of a loan because of deterioration in the financial condition of a borrower. This renegotiation enhances the probability of collection. First Texas had no restructured loans due to deterioration of the borrower’s financial condition for the years ended December 31, 2015 and 2014, respectively.
Allowance for Loan Losses
The allowance for loan losses at December 31, 2015, was $15.0 million, which was 1.0% of total loans outstanding, net of unearned fee income and costs, at such date. The allowance for loan losses at December 31, 2015, represented an increase of  $1.3 million, or 9.7%, from the allowance of  $13.6 million at December 31, 2014, which increase resulted from an increase in loan balances.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:
	As of and for the Year Ended December 31, 2015	As of and for the Year Ended December 31, 2014
	(Dollars in thousands)
Balance, beginning of period	$13,648	$11,506
Provision for possible credit losses	1,634	2,205
Loans charged off	(491)	(281)
Recoveries	181	218
Balance, end of period	$14,972	$13,648
Ratios:
Net (charge-offs) recoveries to average loans	-0.02%	-0.01%
Net (charge-offs) recoveries to end of period loans	-0.02%	0.00%
Allowance to average loans	1.07%	1.09%
Allowance to end of period loans	1.00%	1.00%
Net (charge-offs) recoveries to allowance	-2.07%	-0.46%
The following table sets forth the allocation of the allowance for loan losses among various categories of loans at the indicated dates. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance was available to absorb losses from any category of loans.
	December 31, 2015		December 31, 2014
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial non-real estate	$2,852	19.05%	$3,120	22.86%
Commercial real estate	7,658	51.15%	6,228	45.63%
Construction, development and land	3,234	21.60%	3,068	22.48%
Residential real estate	960	6.41%	877	6.43%
Agriculture	67	0.45%	70	0.51%
Consumer and other	201	1.34%	285	2.09%
Total allowance for loan losses	$14,972	100.00%	$13,648	100.00%

Investment Securities
First Texas has used its securities portfolio to provide liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to provide collateral for municipal pledging requirements and to manage asset quality. Securities available for sale totaled $70.7 million and $72.9 million at December 31, 2015 and 2014, respectively.

The following tables summarize the amortized cost of securities classified as available for sale and held to maturity and their approximate fair values as of the dates shown:
	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$32,795	$0	$267	$32,528
Mortgage-backed securities	35,748	211	205	35,754
Municipal securities	0	0	0	0
Other securities	2,692	5	230	2,467
Total securities available for sale	$71,235	$216	$702	$70,749

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$30,000	$0	$574	$29,426
Mortgage-backed securities	40,756	422	112	41,066
Municipal securities	0	0	0	0
Other securities	2,652	18	230	2,440
Total securities available for sale	$73,408	$440	$916	$72,932

The following table summarizes the contractual maturity of investment securities based on amortized cost and their weighted average yields as of the date indicated:
	December 31, 2015
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$0	0.00%	$25,500	1.51%	$7,295	2.09%	$0	0.00%	$32,795	1.64%
Mortgage-backed securities	0	0.00%	1,784	3.40%	30,477	1.61%	3,487	2.71%	35,748	1.80%
Municipal securities	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Other securities	1,758	2.12%	0	0.00%	0	0.00%	934	2.53%	2,692	2.26%
Total securities available for sale	$1,758		$27,284		$37,772		$4,421		$71,235

Deposits
Total deposits of First Texas were $1.4 billion at December 31, 2015, compared with $1.3 billion at December 31, 2014, an increase of  $103.7 million, or 8.3%. At December 31, 2015, demand, NOW, money market and savings deposits accounted for approximately 86.9% of total deposits, while certificates of deposit (including IRAs) made up 13.1% of total deposits. Noninterest-bearing demand deposits totaled $389.3 million, or 28.7% of total deposits at December 31, 2015 compared with $356.7 million, or 28.5% of total deposits at December 31, 2014, an increase of  $32.6 million or 9.1%. The average cost of deposits, including noninterest-bearing demand deposits was 0.47% for the year ended December 31, 2015, compared with 0.44% for the year ending December 31, 2014.

The following table presents for the periods indicated the average balances and weighted average rates paid on total deposits:
	Year Ended December 31,
	2015		2014
	Average Outstanding Balance	Average Yield/Rate	Average Outstanding Balance	Average Yield/Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$360,288	0.00%	$306,834	0.00%
Interest-bearing demand deposits	777,166	0.62%	678,164	0.60%
Time deposits less than $100,000	89,553	0.78%	71,496	0.55%
Time deposits $100,000 or more	91,497	0.72%	87,235	0.63%
Total deposits	$1,318,504	0.47%	$1,143,729	0.44%

The following table sets forth the amount of First Texas’ certificates of deposit that are $100,000 or greater by the time remaining until maturity as of the date indicated:
As of December 31, 2015
(Dollars in thousands)
Remaining maturity:
3 months or less	$16,520
Over 3 through 6 months	6,713
Over 6 through 9 months	7,907
Over 9 through 12 months	10,946
Over 12 months	20,113
Total	$62,199

Time deposits of  $100,000 or more are generally solicited from markets served by First Texas. The aggregate amount of time deposits in amounts of  $100,000 or more at December 31, 2015 and 2014 was approximately $62.2 million and $51.2 million, respectively.
Interest expense on time deposits in amounts of  $100,000 or more was $662,000 and $548,000 for the years ended December 31, 2015 and 2014, respectively. The increase in interest expense for the year ended December 31, 2015, compared with 2014 was primarily the result of an increase in the average rate paid on those deposits.
Liquidity
In the ordinary course of its operations, First Texas maintains correspondent bank accounts with various banks, which accounts aggregated approximately $109 million and $100.0 million as of December 31, 2015 and 2014, respectively. The largest of these accounts was with the Federal Reserve Bank of Dallas. As of December 31, 2015, the balance in this account was approximately $95.7 million. Each of the correspondent accounts is a demand account and First Texas receives from such correspondents the normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and sales and purchases of federal funds.
First Texas maintains correspondent relationship with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. First Texas also had an established line of credit in the amount of 20.0 million with a correspondent financial institution during the years ended December 31, 2015 and December 31, 2014. $5.0 million was outstanding on this line of credit at December 31, 2015. No amount was outstanding under that line of credit at December 31, 2014.
First Texas also has established lines of credit that are secured by real estate loans with the FHLB totaling approximately $519.0 million and $448.0 million as of December 31, 2015 and 2014, respectively. In addition, First Texas has established lines of credit with the Federal Reserve Bank of Dallas that are secured by commercial loans totaling approximately $122 million and $133 million as of December 31, 2015 and 2014, respectively. Both of these lines of credit can also be used as a source of liquidity.

Off-Balance Sheet Risk
The following is a summary, at December 31, 2015, of the various financial instruments whose contract amounts represent credit risk. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.
December 31, 2015
(Dollars in thousands)
Commitments to extend credit	$410,633
Standby letters of credit	$5,035
Borrowings
First Texas had total available borrowings through the FHLB, secured by investment securities and a blanket lien on certain real loans, of approximately $519.0 million and $448.0 million and approximately $65.0 million and $80.0 million in FHLB advances outstanding at December 31, 2015 and 2014, respectively.
First Texas had total available borrowings through the FRB, secured by certain commercial loans, of approximately $122.0 million and $133.0 million at December 31, 2015 and 2014, respectively. No borrowings on its line with the FRB were outstanding at December 31, 2015 or 2014.
First Texas had total available borrowings on its line of credit through correspondent banks of approximately $20.0 million at December 31, 2015 and 2014 and $5.0 million and $0.0 million in advances on lines of credit with correspondent banks were outstanding at December 31, 2015 and 2014, respectively.
First Texas has a line of credit with an unaffiliated bank with a maximum advanceable amount up to $25.0 million at December 31, 2015 and $10.0 million at December 31, 2014. There were no advances on the line of credit at December 31, 2015 and 2014, respectively.
First Texas had a total of  $50.0 million in outstanding repurchase agreements at December 31, 2015 and 2014.
First Texas also had approximately $8.2 million in outstanding balances of junior subordinated debentures at December 31, 2015 and 2014, along with approximately $35.8 million in outstanding balances of subordinated debt at December 31, 2015 and 2014.
Capital Resources
Shareholders’ equity of First Texas was $236.6 million at December 31, 2015 and $186.5 million at December 31, 2014, an increase of  $50.0 million, or 26.8%, due in large measure to an issuance of  $34.0 million of First Texas’ common stock in a private offering conducted in 2015 In addition, the net income attributable to the First Texas shareholders for the year ended December 31, 2015 increased shareholders’ equity by $15.2 million from the balance at December 31, 2014. First Texas met all applicable minimum regulatory capital requirements at December 31, 2015 and 2014.
Asset/Liability Management and Interest Rate Risk
The principal objective of First Texas’ asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The ALCO Committee of First Texas Bank’s board of directors has oversight of First Texas Bank’s asset and liability management function, which is managed by First Texas’ Chief Financial Officer. First Texas’ Chief Financial Officer meets with First Texas’ senior executive management team regularly to review, among other things, the sensitivity of First Texas’ assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews the liquidity, capital, deposit mix, loan mix and investment positions of First Texas.

First Texas’ management and First Texas’ board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit First Texas’ exposure to interest rate risk. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans, securities and deposits, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows.
Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.
First Texas also analyzes the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to First Texas’ future earnings and is used in conjunction with the analyses on net interest income.
First Texas conducts periodic analyses of our sensitivity to interest rate risks through the use of a third-party proprietary interest-rate sensitivity model. That model has been customized to First Texas’ specifications. The analyses conducted by use of that model are based on current information regarding our actual interest-earnings assets, interest-bearing liabilities, capital and other financial information that First Texas supplies. The third party uses that information in the model to estimate our sensitivity to interest rate risk.
First Texas’ interest rate risk model indicated that it was in an asset sensitive position in terms of interest rate sensitivity as of December 31, 2016. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 100 basis point decrease in interest rates on net interest income based on the interest rate risk model as of December 31, 2016:
Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	0.31%
(100)	(0.94%)
These are good faith estimates and assume that the composition of First Texas’ interest sensitive assets and liabilities existing at each year-end will remain constant over the relevant twelve-month measurement period and that changes in market interest rates are instantaneous and sustained across the yield curve regardless of duration of pricing characteristics of specific assets or liabilities. Also, this analysis does not contemplate any actions that First Texas might undertake in response to changes in market interest rates. First Texas believes these estimates are not necessarily indicative of what actually could occur in the event of immediate interest rate increases or decreases of this magnitude. As interest-bearing assets and liabilities re-price in different time frames and proportions to market interest rate movements, various assumptions must be made based on historical relationships of these variables in reaching any conclusion. Since these correlations are based on competitive and market conditions, First Texas anticipates that its future results will likely be different from the foregoing estimates, and such differences could be material.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.    Indemnification of Directors and Officers.
Article Sixteenth of Simmons’ Amended and Restated Articles of Incorporation provides that Simmons’ directors will not be personally liable to Simmons or any of its shareholders for monetary damages resulting from breaches of their fiduciary duty as directors to the fullest extent permitted by the Arkansas Business Corporation Act of 1987, as amended or the 1987 Act. The 1987 Act permits the limitation of liability for monetary damages of directors for breaches of fiduciary duty, except (a) for any breach of the director’s duty of loyalty to Simmons or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Arkansas Code Annotated, or the ACA Section 4-27-833, as the same exists or hereafter may be amended, (d) for any transaction from which the director derived an improper personal benefit, or (e) for any action, omission, transaction, or breach of a director’s duty creating any third party liability to any person or entity other than Simmons or shareholder.
ACA Section 4-27-850 permits a corporation, under specified circumstances, to indemnify its current and former directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that the directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.
Article Twelfth of Simmons’ Amended and Restated Articles of Incorporation provides that Simmons shall, to the full extent permitted by the 1987 Act, indemnify all persons whom it may indemnify pursuant thereto.
The effect of the indemnification provisions contained in Simmons’ Amended and Restated Articles of Incorporation is to require Simmons to indemnify its directors and officers under circumstances where such indemnification would otherwise be discretionary. Simmons’ Amended and Restated Articles of Incorporation specify that the indemnification rights granted thereunder are enforceable contract rights which are not exclusive of any other indemnification rights that the director or officer may have under any by-law, vote of shareholders or disinterested directors or otherwise. As permitted under the 1987 Act, Simmons’ Amended and Restated Articles of Incorporation also authorize the purchase of directors’ and officers’ insurance for the benefit of its past and present directors and officers, irrespective of whether Simmons has the power to indemnify such persons under Arkansas law. Simmons currently maintains insurance as authorized by these provisions.
Simmons’ Amended and Restated Articles of Incorporation also provide that expenses incurred by a director or officer in defending a civil or criminal lawsuit or proceeding arising out of actions taken in his official capacity, or in certain other capacities, will be paid by Simmons in advance of the final disposition of the matter upon the approval of the Simmons board of directors or the shareholders and upon receipt of an undertaking from the director or officer to repay the sum advanced if it is ultimately determined that he is not entitled to be indemnified by Simmons pursuant to applicable provisions of Arkansas law.
The indemnification provisions are not intended to deny or otherwise limit third party or derivative suits against Simmons or its directors or officers. However, to the extent a director or officer were entitled to indemnification, the financial burden of a third party suit would be borne by Simmons, and Simmons would not benefit from derivative recoveries since the amount of such recoveries would be repaid to the director or officer pursuant to the agreements.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or personas controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statement Schedules
Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 14, 2016, as amended on July 19, 2017, by and between Simmons First National Corporation and Southwest Bancorp, Inc. (included as Annex A to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)
2.2	Agreement and Plan of Merger, dated as of January 23, 2017, as amended on July 19, 2017, by and between Simmons First National Corporation and First Texas BHC, Inc. (included as Annex B to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)
3.1	Restated Articles of Incorporation of Simmons First National Corporation (incorporated by reference to Exhibit 3.1 to Simmons First National Corporation’s Registration Statement on Form S-4 dated as of August 20, 2015 (File No. 333-206485))
3.2	By-Laws of Simmons First National Corporation, as amended (incorporated by reference to Exhibit 3.2 to Simmons First National Corporation’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2016 (File No. 000-06253)), as amended by certain amendments to Article II, Section 12 of such By-Laws (incorporated by reference to Exhibit 3.1 to Simmons First National Corporation’s Current Report on Form 8-K filed on May 26, 2017)
4.1	Specimen Common Stock Certificate of Simmons First National Corporation (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Simmons First National Corporation’s Registration Statement on Form S-3 filed on June 18, 2014 (File No. 333-194309))
5.1*	Opinion of Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of Simmons First National Corporation, regarding the validity of the securities to be issued
8.1	Opinion of Covington & Burling LLP regarding certain tax matters relating to the proposed merger between Simmons First National Corporation and Southwest Bancorp, Inc.
8.2	Opinion of Covington & Burling LLP regarding certain tax matters relating to the proposed merger between Simmons First National Corporation and First Texas BHC, Inc.
12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to Simmons First National Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (File No. 000-06253)).
15.1	Awareness Letter of BKD, LLP with respect to the interim financial statements of Simmons First National Corporation
15.2	Awareness Letter of Payne & Smith, LLC with respect to the interim financial statements of First Texas BHC, Inc.
23.1*	Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of Simmons First National Corporation (included in Exhibit 5.1)
23.2	Consents of Covington & Burling LLP (included in Exhibit 8.1 and Exhibit 8.2)
23.3	Consent of BKD, LLP with respect to the audited financial statements of Simmons First National Corporation
23.4	Consent of BKD, LLP with respect to the audited financial statements of Southwest Bancorp, Inc. for the years ended December 31, 2015 and 2016

Exhibit No.	Description
23.5	Consent of Ernst & Young, LLP with respect to the audited financial statements of Southwest Bancorp, Inc. for the year ended December 31, 2014
23.6	Consent of Payne & Smith, LLC with respect to the audited financial statements of First Texas BHC, Inc.
24.1*	Power of Attorney (on signature page)
99.1	Consent of Mercer Capital with respect to its opinion letter regarding the OKSB merger and the First Texas merger
99.2	Consent of Keefe, Bruyette & Woods, Inc. with respect to its opinion letter regarding the OKSB merger
99.3	Consent of Stephens Inc. with respect to its opinion letter regarding the First Texas merger
99.4*	Form of proxy of Simmons First National Corporation
99.5*	Form of proxy of Southwest Bancorp, Inc.
99.6*	Form of proxy of First Texas BHC, Inc.
99.7	Consent of Person to be Named Director
99.8	Consent of Person to be Named Director

*
Previously filed

Item 22.   Undertakings.
The undersigned registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(6)   That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(8)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
(9)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pine Bluff, State of Arkansas, on August 29, 2017.
SIMMONS FIRST NATIONAL CORPORATION
By:	/s/ George A. Makris, Jr.
George A. Makris, Jr.
Chairman and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 29, 2017.
Signature	Title
/s/ George A. Makris, Jr. George A. Makris, Jr. (Principal Executive Officer)	Chief Executive Officer and Chairman of the Board of Directors
/s/ Robert A. Fehlman Robert A. Fehlman (Principal Financial Officer)	Senior Executive Vice President, Chief Financial Officer and Treasurer
/s/ David W. Garner David W. Garner (Principal Accounting Officer)	Executive Vice President, Controller and Chief Accounting Officer
* Jay D. Burchfield	Director
* William E. Clark, II	Director
* Steven A. Cossé	Director
* Mark C. Doramus	Director
* Edward Drilling	Director
Eugene Hunt	Director
* Jerry M. Hunter	Director
* Christopher R. Kirkland	Director

Signature	Title
* Susan S. Lanigan	Director
* W. Scott McGeorge	Director
Joseph D. Porter	Director
* Robert L. Shoptaw	Director
Mindy West	Director

*
Pursuant to the power of attorney previously included in the Registrant’s Registration Statement on Form S-4 filed on July 24, 2017.

By: /s/ Robert A. Fehlman Name: Robert A. Fehlman Title: Attorney-in-Fact

EXHIBIT INDEX
Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 14, 2016, as amended on July 19, 2017, by and between Simmons First National Corporation and Southwest Bancorp, Inc. (included as Annex A to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)
2.2	Agreement and Plan of Merger, dated as of January 23, 2017, as amended on July 19, 2017, by and between Simmons First National Corporation and First Texas BHC, Inc. (included as Annex B to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)
3.1	Restated Articles of Incorporation of Simmons First National Corporation (incorporated by reference to Exhibit 3.1 to Simmons First National Corporation’s Registration Statement on Form S-4 dated as of August 20, 2015 (File No. 333-206485))
3.2	By-Laws of Simmons First National Corporation, as amended (incorporated by reference to Exhibit 3.2 to Simmons First National Corporation’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2016 (File No. 000-06253)), as amended by certain amendments to Article II, Section 12 of such By-Laws (incorporated by reference to Exhibit 3.1 to Simmons First National Corporation’s Current Report on Form 8-K filed on May 26, 2017)
4.1	Specimen Common Stock Certificate of Simmons First National Corporation (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Simmons First National Corporation’s Registration Statement on Form S-3 filed on June 18, 2014 (File No. 333-194309))
5.1*	Opinion of Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of Simmons First National Corporation, regarding the validity of the securities to be issued
8.1	Opinion of Covington & Burling LLP regarding certain tax matters relating to the proposed merger between Simmons First National Corporation and Southwest Bancorp, Inc.
8.2	Opinion of Covington & Burling LLP regarding certain tax matters relating to the proposed merger between Simmons First National Corporation and First Texas BHC, Inc.
12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to Simmons First National Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (File No. 000-06253)).
15.1	Awareness Letter of BKD, LLP with respect to the interim financial statements of Simmons First National Corporation
15.2	Awareness Letter of Payne & Smith, LLC with respect to the interim financial statements of First Texas BHC, Inc.
23.1*	Consent of Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of Simmons First National Corporation (included in Exhibit 5.1)
23.2	Consents of Covington & Burling LLP (included in Exhibits 8.1 and 8.2)
23.3	Consent of BKD, LLP with respect to the audited financial statements of Simmons First National Corporation
23.4	Consent of BKD, LLP with respect to the audited financial statements of Southwest Bancorp, Inc. for the years ended December 31, 2015 and 2016
23.5	Consent of Ernst & Young, LLP with respect to the audited financial statements of Southwest Bancorp, Inc. for the year ended December 31, 2014
23.6	Consent of Payne & Smith, LLC with respect to the audited financial statements of First Texas BHC, Inc.
24.1*	Power of Attorney (on signature page)
99.1	Consent of Mercer Capital with respect to its opinion letter regarding the OKSB merger and the First Texas merger

Exhibit No.	Description
99.2	Consent of Keefe, Bruyette & Woods, Inc. with respect to its opinion letter regarding the OKSB merger
99.3	Consent of Stephens Inc. with respect to its opinion letter regarding the First Texas merger
99.4*	Form of proxy of Simmons First National Corporation
99.5*	Form of proxy of Southwest Bancorp, Inc.
99.6*	Form of proxy of First Texas BHC, Inc.
99.7	Consent of Person to be Named Director
99.8	Consent of Person to be Named Director

*
Previously filed